





2023 ANNUAL REPORT



First Citizens BancShares®

NOTICE OF 2024 ANNUAL MEETING AND PROXY STATEMENT

FIRST CITIZENS BANCSHARES EXECUTIVE LEADERSHIP TEAM

Frank B. Holding, Jr.	Chairman and CEO
Hope H. Bryant	Vice Chairwoman
Peter M. Bristow	President
Craig L. Nix	Chief Financial Officer
Lorie K. Rupp	Chief Risk Officer
Jeffery L. Ward	Chief Strategy Officer
Gregory L. Smith	Chief Information & Operations Officer

BOARD OF DIRECTORS

Ellen R. Alemany	Director, First Citizens BancShares, Inc.
John M. Alexander, Jr.	Manager, McKnitt and Associates, LLC
Victor E. Bell III	Chairman and President, Marjan, Ltd.
Peter M. Bristow	President, First Citizens BancShares, Inc. and First-Citizens Bank & Trust Company
Hope H. Bryant	Vice Chairwoman, First Citizens BancShares, Inc. and First-Citizens Bank & Trust Company
Michael A. Carpenter	Retired; former Chief Executive Officer, Ally Financial, Inc.
H. Lee Durham, Jr.	Retired; previously Partner, PricewaterhouseCoopers LLP
Dr. Eugene Flood, Jr.	Managing Partner, A Cappella Partners; retired President and CEO, Smith Breeden Associates
Frank B. Holding, Jr.	Chairman and Chief Executive Officer, First Citizens BancShares, Inc. and First-Citizens Bank & Trust Company
Robert R. Hoppe	Retired; previously Partner, PricewaterhouseCoopers LLP
David G. Leitch	Retired attorney; former Global General Counsel, Bank of America Corporation
Robert E. Mason IV	Chairman and past Chief Executive Officer, Robert E. Mason and Associates, Inc.
Robert T. Newcomb	Former Owner and President, Newcomb and Company

Cover image locations (left to right): Raleigh, NC; New York, NY; San Francisco, CA



A LETTER FROM THE CHAIRMAN

Frank B. Holding, Jr.

Dear Fellow Shareholders:

2023 was another remarkable year for our company, marking our 125th year of helping clients and customers reach their financial goals. We began the year celebrating the first anniversary of our merger with CIT and the substantial completion of our merger integration efforts. The combination added scale in our commercial and middle market banking businesses and allowed for continued expansion of our branch network in California, while the nationwide online Direct Bank provided a significant source of liquidity during the year.

In March, we acquired the majority of Silicon Valley Bank's (SVB) U.S. operations. We gained a dedicated group of professional bankers with deep expertise in supporting the innovation economy, and we are excited about the capabilities and new markets SVB brings to our franchise.

While the CIT and SVB combinations added significant growth over the past two years, we remain steadfast in our long-term approach, focus on our clients and customers, and commitment to maintaining a strong risk management environment. At the same time, we delivered another year of excellent financial results, marked by strong revenue growth and disciplined expense management.

We enter 2024 as a top 20 U.S. financial institution at more than $200 billion in assets with good earnings prospects and solid capital and liquidity positions. I am truly proud of what we accomplished in 2023, and there is an undeniable sense of momentum as we look ahead to the future.

Notable Leadership Appointments

As we continue to grow and expand, we remain focused on having the right leaders in place. Shortly following the SVB acquisition, we appointed Marc Cadieux, a 30-year veteran of SVB, as President of SVB's Commercial Banking business. Marc has established a leadership team with an average SVB tenure of more than 20 years to manage and lead our nationwide team of experienced and talented bankers dedicated to private equity and the innovation economy. Under Marc's leadership, the SVB team continues to build trust with our client base and deliver financial solutions with the level of service, specialization and expertise upon which they rely.

In June, Jim Hudak joined our organization as President of our Commercial Finance business in the Commercial Bank. With more than 20 years as a commercial finance executive, Jim is known throughout the industry for his leadership capabilities and strong commitment to customer support and satisfaction. It was a return of sorts for Jim, who oversaw legacy CIT's commercial finance businesses from 2008 to 2019. Under his leadership, many of those businesses grew to become leading lenders in their industry verticals, and we are excited to have him back on the team.

Later in the year, we appointed David Leitch to our Board of Directors. A distinguished leader, executive and attorney, Leitch brings extensive experience and valuable insight to our board. He retired from Bank of America

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Corp. in 2022, where he served as vice chair from 2021 to 2022 and as global general counsel from 2016 to 2021. Prior to his role at Bank of America, he served as general counsel and group vice president of Ford Motor Co. from 2005 to 2015, spent several years working for the federal government in a range of roles, and was a partner in an appellate litigation group. His considerable legal and banking industry knowledge will help First Citizens continue to successfully navigate the ever-changing landscape for large financial institutions.

Most recently, Greg Smith joined our Executive Leadership Team as Chief Information and Operations Officer (CIOO). With more than 18 years of experience in the banking industry, Greg joins our team from TD Bank Financial Group in Toronto, Canada, where he served as head of Transformation and Corporate Operations. In the CIOO role, Greg will be responsible for the strategic enablement of technology, operations, cyber and data functions across the enterprise.

Strong Financial Results

Excluding acquisition-related and other notable items, we generated net income available to common shareholders of $2.5 billion, representing a return on equity of 14.9% and a return on assets of 1.3%.

The SVB acquisition and strong loan growth in our Commercial and General Bank segments drove top-line revenue growth, despite higher funding costs and expenses. While 2023 was a challenging year in terms of deposit gathering, we grew deposits by double digit percentage points, primarily driven by our nationwide Direct Bank, and shortly following the SVB combination, deposits began to stabilize in that deposit base.



Our net charge-off ratio for the year was 0.47%. We continued to see credit normalize from historically low net charge-offs, leading certain portfolios, such as general office, investor dependent and equipment finance, to experience higher loan losses. We continue to take proactive steps to help limit losses and feel that we are properly balancing our growth and underwriting strategies, emphasizing opportunities that provide an appropriate risk-adjusted return.

Throughout all of this, we continued to focus on prudent expense discipline in the face of inflationary headwinds, and we remain on track to meet our acquisition-related expense synergy goals.

At the end of 2023, our capital and liquidity positions remained strong. Our Common Equity Tier 1 (CET1) capital ratio was 13.36%, and liquid assets consisting of cash on hand and high-quality liquid securities represented 39.3% of total deposits.

Client-Focused Lines of Business Deliver Value

General Banking

The General Bank comprises our branch network, the Direct Bank, business services, community association banking and wealth management. The General Bank's strategic priorities are to develop and expand long-term client relationships by providing expertise, proactive partnerships and tailored solutions to fulfill clients' depository and other banking needs through our branch network or the channel of their choice.

The General Bank achieved net income of $909 million in 2023, up from $662 million in 2022. Strong loan growth and a higher earning asset yield were the primary drivers, while higher deposit costs, loan loss provision and noninterest expense partially offset these results.



Strong business and commercial loan growth in our branch network contributed to a 9.5% increase in loans. We also focused efforts on raising core deposits in our Direct Bank to increase core deposits as a percentage of our funding base. This resulted in a 21.7% increase in total deposits.

While we saw strong organic growth in our legacy markets, we also expanded our capabilities and markets over the past few years with recent expansion efforts in California and the Northeast. The SVB acquisition accelerated these efforts by providing complementary geographic distribution expansion into some of these attractive target markets.

In 2023, we focused on attracting and developing talent within the General Bank team in recognition of the increasing sophistication and complexity of our clients' financial needs and to ensure the appropriate leadership to drive our strategic priorities. We also continued building digital offerings to support the changing needs and preferences of the General Bank client base.

Commercial Banking

Bringing you broader vision.
TODAY. TOMORROW. FOREVER FIRST®.
FIRST CITIZENS AND CIT. NOW ONE BANK.
First Citizens Bank®
FIRSTCITIZENS.COM/COMMERCIAL-FINANCE
PERSONAL | BUSINESS | COMMERCIAL | WEALTH

The Commercial Bank provides a range of lending, leasing, capital markets, asset management, factoring and other financial and advisory services, primarily to small and middle market companies in a wide range of industries.



While the Commercial Bank delivered 14.0% pre-provision net revenue growth during 2023 to $751 million, net income declined due to higher provision for credit losses as a result of higher net charge-offs and deterioration in the macroeconomic forecast.

Pre-provision net revenue benefitted not only from higher interest rates but also from strong loan growth in our industry verticals such as energy, healthcare, and technology, media and telecom. Noninterest income grew 8.1% over the prior year as our Capital Markets group delivered its highest fee income on record and net rental income on operating leases was up over the prior year.

The Commercial Bank also completed a major milestone by bringing the Commercial Finance and Equipment Finance groups under the First Citizens brand umbrella. This alignment simplifies our go-to-market strategy, builds on our overall brand recognition and accelerates collaboration and relationship expansion opportunities.

In addition, we continued to expand our Middle Market Banking unit after officially launching the business in 2022. This unit provides best-in-class relationship banking support to top middle market companies and entrepreneurs across a wide range of industry sectors. Loan growth for the business unit more than doubled last year, revenue tripled, and deposits were up substantially as well. Having added top banking talent in Boston, New York and Southern California, our Middle Market Banking team is successfully building out a national footprint that will foster future growth.

Silicon Valley Bank

The SVB segment offers products and services to commercial clients in key innovation markets, such as healthcare and technology, as well as to private equity and venture capital firms. The segment provides solutions to meet the financial needs of commercial clients through credit, treasury management, foreign exchange, trade finance and other services such as capital call lines of credit. In addition, the segment offers private banking and wealth management and provides a range of personal financial solutions for consumers.



svb Silicon Valley Bank
A Division of First Citizens Bank

The SVB segment delivered net income of $530 million in 2023. Loans totaled $55.0 billion at the end of the year, down from $68.5 billion at the acquisition date. As of the acquisition date, loan balances included clients who had drawn on their lines of credit during the uncertainty in the banking industry in March of 2023. Most of the subsequent declines since these initial repayments have been in our Global Fund Banking business due to the slowdown in private equity and venture capital markets that reduced new fundings, as well as the impacts of prepayments and run-off of certain foreign operations. Despite these slowdowns, we are encouraged by a strengthening loan pipeline in Global Fund Banking as the team continues to support our existing clients as well as add new relationships.

Deposits totaled $38.5 billion at the end of the year, declining from $56.0 billion at the acquisition date. Deposits in this segment began to stabilize early in the second quarter of 2023 and, since that time, balances have remained largely stable despite continued cash burn exceeding funds sourced from fundraising activities. While we expect this environment to remain challenging, particularly in the first half of 2024, we are encouraged by new client acquisition efforts and believe our emphasis on client engagement, coupled with better fundraising in the back half of 2024, will help propel this segment moving forward.

In 2023, we invested substantial time and resources to stabilize SVB clients and associates. Those efforts have succeeded in retaining talent and clients, and winning back business. We look forward to continued progress in the

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year ahead as it becomes increasingly clear to the market that SVB has resumed its role as the preferred bank to the innovation economy.

Rail

Our Rail segment also had another outstanding year, delivering $90 million of net income in 2023 as we saw continued strong utilization rates and positive repricing trends. We remain encouraged by the momentum in this business. While we expect some normalization to historically high utilization levels in 2024, we believe that our diversified fleet positions us well for the future.

Strategic Focus Areas for 2024

Invest in our core businesses to achieve deposit and revenue growth.

We remain focused on our clients and customers. Our combinations with CIT and SVB have introduced us to new strategic markets and allow us to deliver expanded products and solutions across our diversified lines of business.

We continue to support SVB's innovation economy clients and are focused on capturing synergies with the commercial businesses we acquired from CIT. In the General Bank, we have enhanced our deposit campaigns to continue to grow quality core deposits. Additionally, we continue to expand our Wealth business across our geographic footprint and are expanding advisory and self-service options for our clients in that space.

Focus on talent acquisition and retention while continuing to build on a leading culture.

Developing our associates and adding talent to support growth remain important priorities. Our integration efforts are centered on ensuring that we retain our culture, which emphasizes a relationship-based approach to banking, a client- and customer-centric service delivery model, a long-term focus and strong risk management.

Drive toward strong operational efficiency.

Operational efficiency is very important to us. In addition to disciplined expense management, we are managing our balance sheet to optimize our liquidity and capital positions to support continued profitable growth. Core deposit growth will be a major priority as we continue to increase deposits as a percentage of our total funding mix.

Manage risk effectively while supporting regulatory readiness.

We are committed to strong risk management and regulatory compliance and continue to make this a top strategic priority. We have made meaningful progress on our efforts thus far, but we acknowledge we need to continue to refine and mature our processes to support the change in the company's size and complexity. We will be intently focused on these efforts in 2024.

Thank You

In closing, I am very pleased with our performance in 2023 and excited about the growth opportunities ahead of us as we enter 2024. I would like to thank all of our associates for making 2023 a strong year and positioning the bank for a successful future. None of this would be possible without their continued dedication. As we embark on a new year, I am confident we have the resources, the values, the capabilities and – most importantly – the people to make the most of future opportunities.

Sincerely,



Frank B. Holding, Jr.

Frank B. Holding, Jr.
March 5, 2024

NOTICE OF 2024 VIRTUAL ANNUAL MEETING OF STOCKHOLDERS



The 2024 Annual Meeting of Stockholders of First Citizens BancShares, Inc. (the "Annual Meeting") will be held in a virtual format at the time and in the manner described below.

Date and Time:

Wednesday, May 1, 2024
9:00 a.m. Eastern Daylight Time

Place:

The Annual Meeting will be a virtual stockholder meeting at *www.virtualshareholdermeeting.com/FCNCA2024.*

To attend the Annual Meeting, go to the website above at the meeting time and enter your unique 16-digit "Control Number." Your Control Number appears on the portion of your proxy card or voting instruction form that you retain.

Help and technical support for accessing and participating in the virtual Annual Meeting will be available on the day of the meeting by calling 844-986-0822 (U.S.) or 303-562-9302 (International). You may begin to log into the meeting website at 8:45 a.m. EDT on the meeting date.

Matters to be Voted On:

Proposals Submitted by Board of Directors

1. Election of 13 directors for one-year terms.
2. Non-binding advisory resolution to approve compensation paid or provided to our named executive officers as disclosed in our Annual Meeting proxy statement (a "say-on-pay" resolution).
3. Proposal to ratify the appointment of KPMG LLP as our independent accountants for 2024.

Proposal Submitted by a Stockholder

4. Proposal requesting a report on the risks of politicized de-banking, if properly presented during the meeting by or on behalf of the stockholder.

Our Board of Directors unanimously recommends that you vote:
"FOR" each of the nominees named in Proposal 1;
"FOR" Proposals 2 and 3; and
"AGAINST" Proposal 4.

This notice and the enclosed proxy statement and proxy card are being mailed to our stockholders on or about March 15, 2024.

By the Order of the Board of Directors

Matthew G. T. Martin

Matthew G. T. Martin, Corporate Secretary

First Citizens BancShares®

PROXY VOTING



INTERNET
Visit www.proxyvote.com and follow the instructions on your proxy card.



TELEPHONE
Call 1-800-690-6903 and follow the instructions on your proxy card.



MAIL
Sign, date and mail your proxy card in the enclosed envelope.



DURING THE MEETING
Vote online during the meeting by following the instructions on the virtual meeting platform.

To vote, you will need your 16-digit Control Number included on your proxy card or broker voting instruction form.

Record Date:
The record date for the determination of stockholders entitled to vote at the Annual Meeting is March 4, 2024 (the "Record Date"). You are entitled to participate remotely in the Annual Meeting if you were a holder of record, or the beneficial owner in "street name," of shares of our Class A Common Stock or Class B Common Stock as of the close of business on the Record Date. Record holders may cast one vote for each share of our Class A Common Stock and 16 votes for each share of our Class B Common Stock they held on the Record Date.

PROXY STATEMENT TABLE OF CONTENTS

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE VIRTUAL STOCKHOLDER MEETING TO BE HELD ON MAY 1, 2024.

The notice of meeting, proxy statement, and annual report to security holders are available at: www.proxyvote.com.

Cautionary Note Regarding Forward-Looking Statements and Website References

Certain statements in this proxy statement are "forward-looking statements" within the meaning of the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995, as amended, including but not limited to statements included in the letter from Chairman and Chief Executive Officer Frank B. Holding, Jr., and in the section titled "2023 Business Highlights." All statements other than statements of historical or current facts, including statements regarding our plans, targets, commitments, strategies, and goals made in this document, and the assumptions underlying those statements, are forward-looking. In some cases, forward-looking statements may be identified by the use of words like "believe," "could," "expect," "anticipate," "estimate," "plan," "intend," "may," "should," "would," "future," "consider," "project," "forecast," and similar expressions with references to the future. Forward-looking statements reflect our current expectations and good-faith evaluation of information available at the time the forward-looking statements were made and are inherently uncertain and subject to a number of risks and uncertainties, many of which are beyond our control, and they should not be relied upon as guarantees of future performance or results, nor will they necessarily prove to be accurate indications of the times at or by which any such performance or results will be achieved. You should not place undue reliance on any forward-looking statement and should consider the uncertainties and risks discussed in our most recent Annual Report on Form 10-K and subsequent Securities and Exchange Commission filings. Various factors, including future events, may cause our actual, results, performance, or achievement to differ materially from those expressed or implied by these forward-looking statements, and actual outcomes and results may differ materially. All forward-looking statements in this proxy statement are made only as of the date they were first issued, and unless otherwise required by applicable securities laws, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Website references throughout this proxy statement are provided for convenience only, and the content on the referenced websites is not incorporated by reference into this document.

In connection with the solicitation of proxy appointments for the Annual Meeting, we have not authorized anyone to give you any information, or make any representation, that is not contained in this proxy statement. If anyone gives you any other information or makes any other representation, you should not rely on it as having been authorized by us.



Physical Address:
4300 Six Forks Road
Raleigh, North Carolina 27609

Principal Office Mailing Address:
Post Office Box 27131
Raleigh, North Carolina 27611-7131

PROXY STATEMENT

VIRTUAL ANNUAL MEETING OF STOCKHOLDERS

This proxy statement is dated March 8, 2024, and is being furnished to our stockholders on or about March 15, 2024, by the Board of Directors of First Citizens BancShares, Inc., in connection with our solicitation of proxy appointments in the form of the enclosed proxy card for use at the 2024 Annual Meeting of Stockholders (the "Annual Meeting") and at any adjournments of the meeting.

PROXY SUMMARY

This summary highlights information about our company and information contained elsewhere in this proxy statement, but it does not contain all the information you should consider before you vote. You should carefully read this entire proxy statement and the detailed financial information contained in our Annual Report on Form 10-K for the year ended December 31, 2023 (the "2023 Annual Report") which accompanies this proxy statement. Website references throughout this proxy statement are provided for convenience only, and the content on the referenced websites is not incorporated by reference into this document.

2024 Annual Meeting of Stockholders

Time and Date	Virtual Location	Record Date
Wednesday, May 1, 2024 9:00 a.m. EDT	www.virtualshareholdermeeting.com/FCNCA2024	March 4, 2024

If for any reason we are not able to convene the Annual Meeting, or if after being convened the meeting is interrupted and cannot be continued, including due to loss of internet connectivity or communications capabilities, power failure, or other technical difficulties, the meeting will be adjourned. If a verbal or written announcement of a later date and time for reconvening the meeting is made during the meeting or posted on the meeting website during the scheduled time for the meeting, the meeting will be reconvened on that date and at that time in a virtual meeting format at the same web address listed above, and no further notice of the date and time of the reconvened meeting will be given unless the adjournment is for more than 30 days or the Record Date is changed. The instructions described in this proxy statement for accessing, participating in, and voting at the original meeting will apply to any such reconvened meeting.

More detailed information about the Annual Meeting and instructions on how you can participate in and vote at the meeting are contained under the heading "FREQUENTLY ASKED QUESTIONS ABOUT THE VIRTUAL ANNUAL MEETING."

Voting Securities

Our voting securities are the outstanding shares of our Class A Common Stock ("Class A Common") and Class B Common Stock ("Class B Common"). On the Record Date for the meeting, there were 13,524,550 and 1,005,185 outstanding shares of Class A Common and Class B Common, respectively. You may cast one vote for each share of Class A Common, and 16 votes for each share of Class B Common, that you held of record on the Record Date on each director to be elected and on each other matter voted on by stockholders at the Annual Meeting. Votes may not be cumulated in the election of directors.

Proposals and Voting Recommendations

At the Annual Meeting, our stockholders will vote on the following proposals.

Proposal Number	Description	Votes Required for Approval	Board Recommendation	Page
		Proposals Submitted by our Board of Directors		
1	Election of 13 directors	Plurality of votes cast in election by holders of Class A Common and Class B Common represented at the meeting and voting together as one class	✓ VOTE **"FOR"** EACH NOMINEE	10
2	Advisory vote on executive compensation	Majority of votes entitled to be cast with respect to shares of Class A Common and Class B Common represented at the meeting and voting together as one class	✓ VOTE **"FOR"** PROPOSAL 2	84
3	Ratification of appointment of independent accountants	Majority of votes entitled to be cast with respect to shares of Class A Common and Class B Common represented at the meeting and voting together as one class	✓ VOTE **"FOR"** PROPOSAL 3	86
		Proposal Submitted by a Stockholder		
4	Proposal requesting a report on the risks of politicized de-banking, if properly presented during the meeting by or on behalf of the stockholder	Majority of votes entitled to be cast with respect to shares of Class A Common and Class B Common represented at the meeting and voting together as one class	✗ VOTE **"AGAINST"** PROPOSAL 4	88

Stockholders also will vote on such other matters as may properly come before the meeting. However, our Board of Directors currently knows of no matters that may be voted on at the Annual Meeting other than the matters listed above.

Proxy Voting Methods

Record holders of our common stock may vote in the following ways. More detailed instructions for voting are contained in this proxy statement under the heading "FREQUENTLY ASKED QUESTIONS ABOUT THE VIRTUAL ANNUAL MEETING."

INTERNET Visit *www.proxyvote.com* and follow the instructions on your proxy card.	**TELEPHONE** Call 1-800-690-6903 and follow the instructions on your proxy card.	**MAIL** Mark, sign, and date your proxy card and mail it in the enclosed envelope.	**DURING THE MEETING** Vote online during the meeting by following the instructions on the virtual meeting platform.

Even if you plan to participate remotely in the virtual Annual Meeting, to ensure that your shares will be represented at the meeting we encourage record holders of shares to vote their shares in advance online, by phone, or by mail, and beneficial holders of shares held in "street name" to give their voting instructions in advance to their banks, brokers, or other nominees.

Who We Are

Our Mission, Vision, and Values. We help personal, business, commercial, and wealth clients build financial strength that lasts. Headquartered in Raleigh, N.C., we have built a unique legacy of strength, stability, and long-term thinking that has spanned generations. FCB was founded as the Bank of Smithfield in North Carolina in 1898 and served primarily agricultural customers. Today, we are a top-20 U.S. financial institution with more than $200 billion in assets and more than 500 branches and offices in 30 states coast to coast. We provide financial services to a wide range of consumer and commercial clients, with services including retail and mortgage banking, wealth management, commercial banking delivering best-in-class lending, leasing, and other financial services, as well as innovation banking serving businesses at every stage of their lifecycle. We also operate a nationwide digital bank (the "Direct Bank") that provides access to core deposits. We continue to bring together some of the most talented bankers and associates to fulfill our *Forever First*® brand promise to our clients.

While we have experienced significant growth over the years, and the way we do banking has evolved over time, the timeless values and long-term approach that guide us remain steadfast. We are first and foremost a relationship bank, building long-term relationships with our clients and helping them reach their goals. We merged with CIT in January 2022 and acquired assets of SVB in 2023, adding scale and complementary capabilities, while accelerating our transformation into a full-service institution with an expanded, national footprint. Amidst change, we remain anchored in our longstanding values, including putting our clients first and building long-term value for our company and our stockholders.

Human Capital Management. Our ability to attract, retain, and develop associates who align with our purpose is key to our success. Our human capital strategy is predicated on ensuring the organization has the right people with the right skills in the right places at the right time for the right cost to fulfill our strategic objectives. We strive to provide robust compensation and benefits to our employees that emphasize a holistic approach to well-being and a thoughtful approach to performance management. Our key human capital initiatives include scaling and developing talent, enhancing performance, leadership/management and coaching, and supporting diversity, equity, and inclusion initiatives.

We believe it is important that our associates feel included, valued, and respected, and we strive to create a diverse and inclusive workplace environment. To foster inclusion, we start by embracing diversity, including gender, ethnicity/race, religion, national origin, age, disability, military service, sexual orientation, and gender identity, among others. We seek individuals with diverse backgrounds that reflect the markets we serve because we understand our differences contribute to a diversity of thought that enhances associate and customer relationships and drives innovation of our products and services.

Sustainability. We are focused on keeping the customer at the center and on making positive and lasting impacts on our communities through our business activities, volunteer and charitable efforts, and adherence to the highest ethical standards. While we recognize that sustainability is important for our future, we know it is also a smart way of doing business. We continue to evaluate our enterprise-wide approach to sustainability in a way that is aligned with regulatory requirements and our long-term business goals.

2024 Director Nominees

The 13 nominees for election as directors at the Annual Meeting are listed below. Further information regarding the nominees and their experience and qualifications is contained in this proxy statement under the heading "PROPOSAL 1. ELECTION OF DIRECTORS." Nominees' ages listed in the table are as of the date of this proxy statement.

Name and Age	Principal Occupation	Independent Director?	Committee Membership (C=Chair)	Board Tenure	2023 Board and Committee Meeting Attendance
Ellen R. Alemany 68	Retired; our former Vice Chairwoman and former CEO of CIT	—	Risk	2 Years	100%
John M. Alexander, Jr. 74	Manager, McKnitt and Associates, LLC	✔	Trust (C) Audit	34 Years	100%
Victor E. Bell III 67	Chairman and President, Marjan, Ltd.	✔	CNG Risk	22 Years	100%
Peter M. Bristow 58	Our and FCB's President	—	None	10 Years	100%
Hope H. Bryant 61	Our and FCB's Vice Chairwoman	—	Executive Trust	18 Years	100%
Michael A. Carpenter 76	Retired; former Chief Executive Officer, Ally Financial, Inc.	✔	Audit	2 Years	96%

Name and Age	Principal Occupation	Independent Director?	Committee Membership (C=Chair)	Board Tenure	2023 Board and Committee Meeting Attendance
H. Lee Durham, Jr. 75	Retired; former partner, Pricewaterhouse-Coopers LLP	✔	Audit (C) CNG Executive Audit Committee Financial Expert	21 Years	100%
Dr. Eugene Flood, Jr. 68	Managing Partner, A Capella Partners; retired President and Chief Executive Officer, Smith Breeden Associates	✔	Risk Trust	1 Year	100%
Frank B. Holding, Jr. 62	Our and FCB's Chairman and Chief Executive Officer	—	Executive (C)	31 Years	100%
Robert R. Hoppe 72	Retired; former partner, Pricewaterhouse-Coopers LLP	✔	Risk (C) Executive Risk Management Expert	10 Years	100%
David G. Leitch 63	Retired legal counsel; former Global General Counsel, Bank of America Corporation	✔	Audit CNG	Since 01/01/2024	—
Robert E. Mason IV 65	Chairman, Robert E. Mason and Associates, Inc.	✔	CNG Risk	17 Years	100%
Robert T. Newcomb 63	Retired; former Owner and President, Newcomb and Company	✔ Lead Independent Director	CNG (C) Audit Executive	22 Years	98%

Current Board Profile

Board Ages



67 Median Age

- 50-59 Years
- 60-65 Years
- 66+ Years

Diverse Board Representation



23% Diverse by Ethnicity/Race and/or Gender

- Diverse by Ethnicity/Race and/or Gender
- Non-Diverse

Board Refreshment



17 Years Median Tenure

- 0-10 Years
- 11-20 Years
- 21-30 Years
- 31-40 Years

Board Independence



69% Independent

- Independent
- Non-Independent

2023 Business Highlights

SVB Acquisition – We completed the acquisition of certain of the assets, and assumed certain of the liabilities, of SVB on March 27, 2023, our largest FDIC-assisted transaction to date. As of the acquisition date, we acquired consolidated total assets of approximately $107.54 billion, including $68.47 billion in loans, and assumed $56.01 billion in deposits. This transformational acquisition brought together complementary strengths of both organizations while accelerating our growth by building on our current capabilities and unlocking new business opportunities. The addition of SVB created valuable scale for FCB, while expanding our geographic footprint into attractive West Coast and Northeast markets. And importantly, FCB gained a dedicated group of professional bankers with deep experience supporting the innovation economy.

Financial Performance – For the year ended December 31, 2023, net income available to common stockholders was $11.41 billion, an increase of $10.36 billion from $1.05 billion for the prior year. Net income per diluted common share for the current year was $784.51, an increase from $67.40 for the prior year. Our return on average assets was 5.90% during 2023 compared to 1.01% during 2022. Our return on average common equity was 66.88% and 11.15% for 2023 and 2022, respectively. The increases over the prior year were primarily related to impacts from the SVB Acquisition, including a $9.81 billion preliminary after tax gain on acquisition.

Net Interest Income – We generated record full-year net interest income of $6.71 billion, an increase of $3.77 billion or 128% from 2022, due primarily to the loans and interest-earning deposits acquired in the SVB Acquisition, higher accretion income, higher income from organic loan growth, and higher yields on loans.

Net Interest Margin Expansion – Net interest margin was 3.92%, an increase of 76 basis points compared to the prior year. The increase in net interest margin was driven by an increase in earning assets from the SVB Acquisition, improved earning asset yields, and an improved mix of earning assets given loan growth, partially offset by higher funding costs.

Noninterest Income Improvement – Noninterest income for the year was $12.08 billion, an increase of $9.94 billion from the prior year. The increase was primarily related to the $9.81 billion preliminary after tax gain on acquisition recorded from the SVB Acquisition. We also saw increases in client investment fees, international fees, and fee income and other service charges driven primarily from the SVB Acquisition, while service charges on deposit accounts also increased, mainly from deposit growth.

Loan Growth – Total loans and leases at December 31, 2023, were $133.30 billion, an increase of $62.52 billion or 88% from December 31, 2022. The increase was primarily related to SVB segment loans of $55.01 billion as of December 31, 2023, along with organic loan growth in the General and Commercial Banking segments.

Asset Quality – Net charge-offs totaled 0.47% of average loans during 2023, up 35 basis points from 2022. The allowance for credit losses as a percentage of total loans was 1.31% at December 31, 2023, an increase of 1 basis point from 1.30% at December 31, 2022.

Maintained Solid Capital Position – We remain well-capitalized with all regulatory metrics at or above our target ranges, and with a total risk-based capital ratio of 15.75%, a Tier 1 risk-based capital ratio of 13.94%, a common equity Tier 1 ratio of 13.36%, and a Tier 1 leverage ratio of 9.83%.

Liquidity Remained Strong – We strive to maintain a strong liquidity position, and our risk appetite for liquidity is low. At December 31, 2023, we had $57.28 billion in liquid assets, or approximately 27% of total assets, consisting of cash and high-quality liquid securities.

2023 Executive Compensation Highlights

The table below describes the key objectives of our executive compensation program, the principal components of executive compensation, and actions by the Compensation, Nominations and Governance ("CNG") Committee and the Boards during 2023 to align with those objectives.

Compensation Objectives	How Our Compensation Program Supports Our Compensation Objectives
Reward sustained long-term performance and long-term service and loyalty.	• **Long-Term Incentive Plan Awards.** Approved the grant of new cash-based performance awards under FCB's Long-Term Incentive Plan (the "LTIP") for a three-year performance period (2023-2025) based on the same performance criteria as in prior years (growth in the tangible book value per share of our common stock plus cumulative dividends paid per share).
Balance business risk with sound financial policy and stockholders' interests, and align the interest of executive officers with the long-term interests of stockholders by encouraging growth in the value of our company and our stockholders' investments.	• **Continued Focus on Performance-Based Compensation Relative to Total Compensation.** Recommended no increases for 2023 in the base salaries of our named executive officers, and continued to increase the percentages of our executive officers' total compensation that is performance based. • **LTIP Performance Goals.** Continued to base LTIP performance awards for executive officers primarily on the growth in tangible book value, which the CNG Committee believes is a key driver of long-term value. • **Merger Performance Plan.** Approved awards under FCB's Merger Performance Plan ("MPP") to motivate and reward eligible associates, including executive officers, who have significant involvement in and responsibility for post-acquisition processes by offering them cash incentives dependent on realization of benefits to our company and stockholders of our merger with CIT and our acquisition of certain assets, and assumption of certain liabilities, of SVB, with performance objectives tied to one or more of the following: timely achievement of stabilization, integration, or optimization milestones, realization of merger or acquisition cost savings and synergies, risk management, individual performance, or other related specific goals as assigned. • **Incentive Compensation Risk Management Program.** Began implementation of enhancements to the Incentive Compensation Risk Management Program to include new risk-balancing mechanisms in order to help identify and mitigate risks that might arise from incentive compensation arrangements. • **Adoption of Enhanced Clawback Policy.** In accordance with Nasdaq's listing rules, adopted a new "clawback" policy that, in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under the securities laws, generally requires us (subject to certain exceptions) to recover the amount of any incentive-based compensation received by any current or former executive officer during the three completed fiscal years immediately preceding the date of the restatement that exceeds the amount he or she would have received had it been determined based on the restated amounts in the restatement.
Attract, motivate, and retain talented executive officers, and provide compensation to executive officers that is competitive with comparable financial services companies.	• **Future Pay Competitiveness.** With the CNG Committee's independent compensation consultant, continued to assess the future competitiveness of our executives' compensation against comparably-sized regional financial institutions with which we compete following our acquisition transactions with CIT and SVB in order to provide competitive compensation programs that attract, retain, and motivate talented executives with strong track records of success, and to help assure a high performing and stable leadership team.

Key Corporate Governance Highlights

Board Composition and Independence	• **Independent Director Nominees.** Nine of 13 director nominees are independent. • **Annual Independence Determination.** The CNG Committee reviews the independence of outside directors each year in connection with the Boards' annual determination of director independence. • **Annual Election of Lead Independent Director.** Independent directors each year select a Lead Independent Director who has broad authority and responsibility over Board governance and operation. • **Key Committees Independent.** Independent directors comprise 100% of the membership of each of the Audit and CNG Committees, and 80% of the membership of the Risk Committee. • **Regular Executive Sessions.** Independent directors meet in executive session on a regular basis without members of management or non-independent directors present. • **Interaction With and Access to Senior Executives, Associates, and Advisors.** Independent directors and committees have significant interaction with senior executives and access to other associates and to our outside advisors. • **Ability to Hire Outside Experts and Consultants.** Independent directors and committees have the ability to hire separate outside experts and consultants, at our expense, and to conduct independent investigations.
Board Qualifications and Evaluations	• **Board Skills and Experience.** Board skills and experience are aligned with our overall strategy. • **Board Orientation and Continuing Education Program.** Our Board orientation and continuing education program supports ongoing director development. • **Board and Committee Self-Evaluation.** The CNG Committee coordinates annual Board and committee self-assessments encompassing duties and responsibilities, performance, Board and committee structure, culture, process, and execution.
Board Structure, Refreshment and Diversity	• **Annual Election of Directors.** Directors are elected annually for one-year terms. • **Retirement Policy.** No person is eligible to stand for election as a director at any stockholder meeting following the calendar year in which he or she reaches 75 years of age. The Board has the ability to waive the policy for compelling reasons, and it granted two waivers from the retirement policy in connection with the Annual Meeting. • **Gender and Racial Diversity.** Gender and racial diversity are represented on our Board. • **Board Refreshment.** Four of 10 current non-management directors have served for fewer than three years. • **Diversity of Tenure.** Diversity of tenure provides balance of historical knowledge and new perspectives.

Board Policies and Practices	• **CEO Evaluations.** The CNG Committee conducts annual evaluations of our CEO's performance.
	• **Stock Ownership.** Each director is encouraged to own an amount of our stock that is significant in light of his or her financial means.
	• **No Hedging of our Common Stock.** Our hedging policy prohibits our directors and executive officers from hedging any shares of our common stock.
	• **No Pledging of our Common Stock.** Our pledging policy generally prohibits any director or executive officer from pledging any shares of our common stock that he or she owns or controls, subject to "grandfathered" pledges and exceptions approved by the Audit Committee for pledge arrangements that the Committee concludes are not reasonably likely to pose a material risk to our company or the market for our common stock.
	• **Clawback Policy.** In the event we are required to prepare an accounting restatement resulting from material noncompliance with financial reporting requirements under the securities laws, our "clawback" policy generally requires us (subject to certain exceptions) to recover the amount of any incentive-based compensation received by any current or former executive officer during the three completed fiscal years immediately preceding the date of the restatement that exceeds the amount he or she would have received had it been determined based on the restated amounts in the restatement.
	• **Service on other Company Boards.** Service on the boards of other companies is not restricted, but our Corporate Governance Guidelines state our expectation that such service not interfere with our directors' abilities to devote the time and attention required to fulfill their duties and responsibilities to us and our stockholders.
	• **Annual Review of Corporate Governance Guidelines.** The CNG Committee and Board conduct an annual review of our Corporate Governance Guidelines to ensure alignment with best practices.
	• **Independent Compensation Consultant.** The CNG Committee retains an independent compensation consultant (which provides no other services to us or FCB) to assist each year in the evaluation of our executive and director compensation programs and in the committee's executive and director compensation decisions and recommendations.
	• **Insider Trading Policy.** The Policy prohibits trading in our securities, or the securities of any other company with which we do business, by directors, executive officers, and associates while in possession or aware of material non-public information, and disclosing, communicating, other than in accordance with our policies, or otherwise misusing, material non-public information regarding our company or any other company with which we do business.
Board Oversight of Risk	• **Board's Role in Risk Management.** The Boards' role in risk oversight is an integral part of our overall Risk Management Framework, with the Board administering its oversight function primarily through committees.
	• **Risk Management Framework.** Our Risk Management Framework and Risk Appetite Framework are managed by the Boards' joint Risk Committee and approved by the Boards.
	• **Human Capital Management.** The Risk Committee, through the Operational Risk and Compliance Risk Committees, and with the Human Resources Department, oversees human capital management risks, including strategies and initiatives on workforce planning, associate well-being, talent acquisition, retention, and engagement.
	• **Cyber Risk/Business Continuity.** The Risk Committee periodically reviews information security policies and technology risk management programs and practices that are designed to protect data, records, and proprietary information, and also reviews reports on our business continuity and disaster recovery program that is designed to safeguard against disruptions from events such as cyberattacks, natural disasters, and man-made events.
	• **Compensation Risk Management.** The CNG Committee regularly reviews our compensation philosophy and practices to determine the overall risk profile of our compensation program, and it oversees an annual review of all compensation plans, including all incentive and variable pay plans, to help identify potential risks and provide continuing oversight and mitigation of risks.

Sustainability Practices	● **Sustainability.** We are focused on keeping the customer at the center and on making positive and lasting impacts on our communities through our business activities, volunteer and charitable efforts, and adherence to the highest ethical standards. While we recognize that sustainability is important for our future, we know it is also a smart way of doing business. We continue to evaluate our enterprise-wide approach to sustainability in a way that is aligned with regulatory requirements and our long-term business goals.
Culture and Ethics	● **Code of Ethics.** Our Board of Directors has adopted three Codes of Ethics that apply separately to our and FCB's financial officers, directors, and all associates, respectively, as well as a Non-Employee Workers Code of Ethics that applies to all non-employees engaged on a temporary basis through a contractual agreement to provide services to FCB. ● **Diversity, Equity, and Inclusion.** Our diversity, equity, and inclusion team is focused on helping all associates, including diverse associates, to develop in their careers and achieve our clients' goals, raising awareness of the importance of inclusion in our workplace, and identifying and promoting educational and engagement opportunities.

Proxy Statement Definitions

In this proxy statement, except where the context indicates otherwise:

- "you," "your," and similar terms refer to the stockholder receiving it;

- "we," "us," "our," and similar terms refer to First Citizens BancShares, Inc., and, as the context may require, collectively to us and First-Citizens Bank & Trust Company, our bank subsidiary;

- "FCB" refers to First-Citizens Bank & Trust Company;

- "our Board" or "the Board" refers to our Board of Directors;

- "our Boards" or "the Boards" refers jointly to our Board of Directors and the Board of Directors of FCB;

- "CNG Committee" refers to our Boards' joint Compensation, Nominations and Governance Committee;

- "FCB-SC" refers to the former First Citizens Bank and Trust Company, Inc., Columbia, South Carolina, which, along with its parent holding company, First Citizens Bancorporation, Inc., we acquired in a merger transaction during 2014;

- "CIT" refers to CIT Group Inc. and, as the context may require, collectively to CIT and CIT Bank, N.A., OneWest Bank, and Mutual of Omaha Bank, CIT's former bank subsidiaries, which we acquired in a merger;

- "CIT Merger" refers to our merger with CIT effective on January 3, 2022.

- "SVB" refers to Silicon Valley Bank from which, through the FDIC as receiver for Silicon Valley Bridge Bank, N.A. ("SVBB"), FCB acquired certain assets and assumed certain liabilities;

- "SVB Acquisition" refers to FCB's acquisition of certain assets and assumption of certain liabilities from FDIC as receiver for SVBB effective March 27, 2023;

- "SEC" refers to the Securities and Exchange Commission;

- "Exchange Act" refers to the Securities Exchange Act of 1934, as amended; and

- "associates" refers to FCB's employees.

PROPOSAL 1: ELECTION OF DIRECTORS

> *Our Board of Directors unanimously recommends that you vote "FOR" each of the nominees named below.*

General

Our Bylaws provide that:

- our Board of Directors will consist of not less than five nor more than 30 members, and our Board is authorized to set and change the actual number of our directors from time to time within those limits; and

- subject to any limitations on service prescribed by the Boards, our directors are elected each year at the annual meeting of stockholders for terms extending to the next Annual Meeting at which directors are elected, or until their deaths, resignations, retirements, removals, or disqualifications, or until their successors have been duly elected and qualified.

Our company and FCB each has a board of directors. Historically, the membership of FCB's Board has been the same as the membership of our Board, and we expect that to continue. Accordingly, we expect to appoint the nominees elected to our Board at the Annual Meeting to also serve as members of the Board of FCB for the year following the meeting.

Our Board has set the number of our directors at 13 for the year following the Annual Meeting. Following the recommendation of our CNG Committee, the Board has nominated our 13 current directors named below for election as directors for new terms. The nominees include David G. Leitch who was first appointed by the Board as a director effective January 1, 2024, to fill the vacancy on the Board following the death of Floyd L. Keels on October 30, 2023. If before the Annual Meeting any nominee becomes unable or unwilling to serve as a director for any reason, including without limitation death, resignation, withdrawal, or removal, and if a substitute nominee is not named by our Board, the number of directors to be elected at the Annual Meeting will be reduced accordingly.

In recommending nominees for election as directors at the Annual Meeting, the Board's CNG Committee considered a number of factors, including the nominees' experience, qualifications, and skills described in their biographies and other information below and the other factors described under the caption "COMMITTEES OF OUR BOARD — Compensation, Nominations and Governance Committee." Additionally, with respect to nominees who were members of our Board during 2023, the Committee considered, among other factors, each director's preparedness for, engagement in, and contributions to meetings and deliberations of the Boards and committees on which they serve.

In the biographies below, the nominees' listed ages are as of the date of this proxy statement, and their biographical and diversity information, and information regarding their experience and qualifications, was provided by the nominees.

Summary of Director Nominee Skills

The chart below identifies skills that our director nominees indicate that they provide to our Board, developed either through past service on our Board or through other professional pursuits.

	Holding	Alemany	Alexander	Bell	Bristow	Bryant	Carpenter	Durham	Flood	Hoppe	Leitch	Mason	Newcomb
Audit, Financial Reporting or Accounting	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔		✔	✔
Banking Sector Experience	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔
ESG (Environmental, Social, Governance)						✔			✔		✔	✔	
Executive Compensation and Benefits	✔	✔	✔	✔	✔	✔	✔	✔	✔		✔	✔	✔
Executive Leadership	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔
Government Affairs, Legal and Compliance		✔	✔	✔			✔			✔	✔	✔	
Human Capital Management	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔
Public Company Board Service or Corporate Governance	✔	✔		✔	✔	✔	✔	✔	✔	✔	✔	✔	✔
Risk Management	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔
Strategic Planning	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔		✔	✔
Technology, Cybersecurity and Information Security		✔					✔		✔			✔	

Board Diversity

The table below contains information required by Nasdaq's listing rules regarding the diversity of our Board of Directors.

Board Diversity Matrix (as of March 8, 2024)				
Total number of directors	13			
	Female	Male	Non-Binary	Did not Disclose Gender
Part I: Gender Identity				
Number of directors based on gender identity	2	11	—	—
Part II: Demographic Background				
African American or Black	—	1	—	—
Alaskan Native or Native American	—	—	—	—
Asian	—	—	—	—
Hispanic or Latinx	—	—	—	—
Native Hawaiian or Pacific Islander	—	—	—	—
White	2	9	—	—
Two or more races or ethnicities	—	—	—	—
LGBTQ+	—			
Did not disclose demographic background	1			

Board Diversity Matrix (as of March 6, 2023)				
Total number of directors	14			
	Female	Male	Non-Binary	Did not Disclose Gender
Part I: Gender Identity				
Number of directors based on gender identity	2	12	—	—
Part II: Demographic Background				
African American or Black	—	2	—	—
Alaskan Native or Native American	—	—	—	—
Asian	—	—	—	—
Hispanic or Latinx	—	—	—	—
Native Hawaiian or Pacific Islander	—	—	—	—
White	2	9	—	—
Two or more races or ethnicities	—	—	—	—
LGBTQ+	—			
Did not disclose demographic background	1			

Nominees

A listing of and information about each of the 13 nominees is set forth below.



Ellen R. Alemany

Age: 68

Director Since: 2022

Independent Director: No

Current Board Committee Service:
- Risk Committee

Other Current Public Company Directorships
- Fidelity National Information Services, Inc.
- Dun & Bradstreet Holdings, Inc.

PRINCIPAL OCCUPATION

- Retired banking executive
- **First Citizens BancShares and FCB**
  - ➤ Special Advisor to our Chairman and CEO (January 2023 through December 2023)
  - ➤ Former Vice Chairwoman (January 2022 through December 2022)
  - ➤ Employed by FCB from January 2022 to January 2024
- **CIT Group Inc. and its subsidiary, CIT Bank, N.A.**
  - ➤ Chairwoman and Chief Executive Officer (2016-2022)
  - ➤ Director, CIT Group Inc. (2014-2022)
- **RBS Americas ("RBS")**
  - ➤ Head of management structure that oversees Royal Bank of Scotland's American business (2007-2013)
- **RBS Citizens Financial Group, Inc. (subsidiary of RBS)**
  - ➤ Chief Executive Officer and Chairwoman (2008-2013)
- **CitiGroup (1987-2007)**
  - ➤ Chief Executive Officer, Global Transaction Services (2006-2007)
  - ➤ Executive Vice President, Commercial Business Group (2003-2006)
  - ➤ President and Chief Executive Officer, CitiCapital (2001-2006)

KEY EXPERIENCE AND QUALIFICATIONS

- **Visible and active community leader:** Extensive community and public leadership experience, including as a member of the Global Board of Advisors of Operation Hope, the Partnership for New York City, the March of Dimes, and the New York City Mayor's Fund Board of Advisors.

- **Management and financial experience:** Over 45 years of management experience in banking and financial services, including chief executive experience with a large, multinational commercial bank, as well as global financial management and regulatory experience. Served on the boards of the Financial Services Roundtable, the Clearing House, the Equipment Leasing Association, and the Depository Trust and Clearing Corporation.

- **Corporate governance expertise:** Service on boards of directors and board committees of public companies and large nonprofits. Served on the Federal Reserve's Federal Advisory Council.

OTHER PROFESSIONAL EXPERIENCE AND COMMUNITY INVOLVEMENT

- Director, Center for Discovery and Partnership for New York City
- Member, Board of Trustees for The Conference Board
- Director, Fidelity National Information Services, Inc.
- Director, Dun & Bradstreet Holdings, Inc.



John M. Alexander, Jr.

Age: 74

Director Since: 1990

Independent Director: Yes

Current Board Committee Service:
- Audit Committee
- Trust Committee of FCB's Board (Chairman)

Other Current Public Company Directorships
- None

PRINCIPAL OCCUPATION
- Manager, McKnitt and Associates, LLC (commercial real estate)
- Former Chairman and Chief Executive Officer, Cardinal International Trucks, Inc. (truck dealer)

KEY EXPERIENCE AND QUALIFICATIONS
- **Visible and active community leader:** Extensive community and public leadership experience includes service as a member of the North Carolina State Senate.
- **Management and financial experience:** More than 50 years in managing and operating a successful truck dealership.
- **Corporate governance expertise:** Service on boards of directors and board committees of not-for-profit entities and foundations.

OTHER PROFESSIONAL EXPERIENCE AND COMMUNITY INVOLVEMENT
- Former member, North Carolina State Senate
- Member, Board of Trustees, YMCA of the Triangle



Victor E. Bell III

Age: 67

Director Since: 2002

Independent Director: Yes

Current Board Committee Service:
- Compensation, Nominations and Governance Committee
- Risk Committee

Other Current Public Company Directorships
- None

PRINCIPAL OCCUPATION
- Chairman and President, Marjan, Ltd. (real estate and other investments)

KEY EXPERIENCE AND QUALIFICATIONS
- **Management and financial experience:** More than 42 years managing, operating and growing a family-owned real estate and investment business.
- **Market expertise:** Familiarity with real estate, real estate-related investment, the medical community and area universities.
- **Corporate governance expertise:** Service on boards of directors and board committees of not-for-profit entities and foundations.

OTHER PROFESSIONAL EXPERIENCE AND COMMUNITY INVOLVEMENT
- Chairman and President, North Carolina Museum of History Foundation
- Chairman and President, Ravenscroft School Foundation
- Vice Chairman, A. E. Finley Foundation
- Member, Board of Trustees, YMCA of the Triangle
- Chairman and President, White Memorial Presbyterian Church Foundation
- Past Trustee, North Carolina Retirement Systems division of the Department of State Treasurer
- Past Member, Board of Visitors, UNC Lineberger Comprehensive Cancer Center
- Past Member, Board of Visitors, Saint Mary's School



Peter M. Bristow
Our and FCB's President

Age: 58

Director Since: 2014

Independent Director: No

Current Board Committee Service:
- None

Other Current Public Company Directorships
- None

Family Relationship:
- Mr. Bristow is the brother-in-law of Mr. Holding and Mrs. Bryant

PRINCIPAL OCCUPATION

- **First Citizens BancShares and FCB**
  - ➢ President (since 2014)
  - ➢ Employed by FCB since 2014
- **First Citizens Bancorporation, Inc. and its subsidiary bank, First Citizens Bank and Trust Company, Inc.**
  - ➢ President and Chief Operating Officer (2001-2014)

KEY EXPERIENCE AND QUALIFICATIONS

- **Strong leader with extensive management and financial experience:** More than 31 years in the banking industry in retail, wealth management, commercial and small business banking lines.
- **Market and Operations Expertise:** Intimate knowledge of FCB's South Carolina and Georgia banking markets and operations including Information Technology, Commercial and Retail Credit, and Corporate Real Estate.
- **Corporate governance expertise:** Service on boards of directors and board committees of not-for-profit entities and foundations.

OTHER PROFESSIONAL EXPERIENCE AND COMMUNITY INVOLVEMENT

- Director, North Carolina Community Foundation
- Member, Board of Trustees, Saint Mary's School
- Director, North Carolina Museum of Art Foundation



Hope H. Bryant
Our and FCB's Vice Chairwoman

Age: 61

Director Since: 2006

Independent Director: No

Current Board Committee Service:
- Executive Committee
- Trust Committee of FCB's Board

Other Current Public Company Directorships
- None

Family Relationship:
- Mrs. Bryant is the sister of Mr. Holding and the sister-in-law of Mr. Bristow

PRINCIPAL OCCUPATION

- **First Citizens BancShares and FCB**
  - ➢ Vice Chairwoman (since 2011)
  - ➢ Executive Vice President (2002-2011)
  - ➢ Employed by FCB since 1986

KEY EXPERIENCE AND QUALIFICATIONS

- **Strong leader with extensive management and financial experience:** Over 35 years of experience with FCB, including managing expansion into new markets and as President of our former subsidiary, IronStone Bank.
- **Visible and active community leader:** Extensive community and industry leadership experience, including past service on the board of directors of the North Carolina Bankers Association.
- **Corporate governance expertise:** Service on boards of directors and board committees of not-for-profit entities and foundations and non-public community financial institutions.
- **Other Financial Institution Experience:** Serves as a director of Southern BancShares (N.C.), Inc., and Fidelity BancShares (N.C.), Inc., and their respective bank subsidiaries.

OTHER PROFESSIONAL EXPERIENCE AND COMMUNITY INVOLVEMENT

- Board of Advisors, YMCA of the Triangle
- Member, Ambassador's Committee, 2022 U.S. Women's Open
- Member, Board of Trustees and Chair of Finance Committee, Woodberry Forest School
- Past Member, Ravenscroft School Advisory Board
- Past Director, North Carolina Bankers Association



Michael A. Carpenter

Age: 76

Director Since: 2022

Independent Director: Yes

Current Board Committee Service:
- Audit Committee

Other Current Public Company Directorships
- AutoWeb, Inc.
- Symbotic, Inc. (formerly SVF Investment Corp. 3)

PRINCIPAL OCCUPATION

- Retired banking executive
- **Ally Financial, Inc.**
  - ➢ Chief Executive Officer and Director (2009-2015)
- **CitiGroup (1998-2006)**
  - ➢ Chairman and Chief Executive Officer, Citigroup Alternative Investments (2002-2006)
  - ➢ Chairman and Chief Executive Officer, Citigroup's Global Corporate and Investment Bank (1998-2002)

KEY EXPERIENCE AND QUALIFICATIONS

- **Management and financial experience:** Nearly 40 years of executive leadership, including turnarounds and mergers and acquisitions, in a wide range of financial services businesses, including global commercial and investment banking, capital markets, insurance, wealth and asset management, specialty lending, and venture capital.

- **Visible and active community leader:** Extensive community and public leadership experience including as Chairman of the Pearce Foundation, Board Member of the Sutton Trust, former Chairman of Year Up South Florida, and former Director of the New York City Investment Fund.

OTHER PROFESSIONAL EXPERIENCE AND COMMUNITY INVOLVEMENT

- Director, Rewards Network
- Director, Validity Capital
- Director, Battea, Inc.
- Chairman, Law Finance Group
- Former Director, CIT Group Inc. and subsidiary CIT Bank, N.A.
- Former Board Member, New York Stock Exchange
- Former Director, General Signal Corp
- Former Director, Loews Cineplex
- Former Director, US Retirement Partners



H. Lee Durham, Jr.
Audit Committee Financial Expert

Age: 75

Director Since: 2003

Independent Director: Yes

Current Board Committee Service:
- Audit Committee (Chairman)
- Compensation, Nominations and Governance Committee
- Executive Committee

Other Current Public Company Directorships
- None

PRINCIPAL OCCUPATION
- Retired
- Former Certified Public Accountant and Partner, PricewaterhouseCoopers LLP
  - ➢ Market and Regional Managing Partner
  - ➢ National Leader of a practice line of business

KEY EXPERIENCE AND QUALIFICATIONS
- **Extensive financial and accounting experience:** 32 years in public accounting with a significant portion dedicated to bank and public company clients.
- **Corporate governance experience:** Has served as director, chairman of the audit committee, chairman of the nominations and corporate governance committee, member of the compensation committee and lead independent director of another public financial services company.

OTHER PROFESSIONAL EXPERIENCE AND COMMUNITY INVOLVEMENT
- Past Director, Charlotte Regional Sports Commission
- Past Member, North Carolina Innovation Council



Dr. Eugene Flood, Jr.

Age: 68

Director Since: 2023

Independent Director: Yes

Current Board Committee Service:
- Risk Committee
- Trust Committee of FCB's Board

Other Current Public Company Directorships
- Janus Henderson Group plc

PRINCIPAL OCCUPATION

- Managing Partner, A Cappella Partners (family office focused on business, for profit and not-for-profit board activity, community services and philanthropic efforts) (since 2013)
- Senior Advisor, 33 Capital Management, LTD (investment adviser in family office) (since 2023)
- Managing Partner, Flood Mason Holdings (consulting and investment platform) (since 2023)
- Director, Chairman of Risk Committee and Member of Human Capital and Compensation Committee of Janus Henderson Group plc Board of Directors (since 2017)
- Director, Grubb Properties (real estate investment manager) (since 2022)
- Member, Advisory Board of C Street Advisory Group (since 2022)
- President and Chief Executive Officer, Smith Breeden Associates (asset management firm) (2000-2011)
- **TIAA-CREF** (asset management and retirement planning firm)
  - ➢ Executive Vice President (2011-2012)
  - ➢ Member, CREF Board of Trustees and CREF Mutual Fund Board of Trustees (2004-2011)
- Morgan Stanley (investment banking and financial services firm) (1987-1999)
- Assistant Professor of Finance, Stanford Business School (1982-1987)

KEY EXPERIENCE AND QUALIFICATIONS

- **Extensive investment management and financial expertise:** 35 years in the financial service and asset management industries.

- **Academic background:** With a PhD from MIT, has an academic background in economics, which enables him to provide valuable insights on global macroeconomic trends, business strategy, business expansion and financial matters.

- **Corporate governance:** Service on board of directors and its committees for a publicly traded company; prior board of trustees experience for large organization; service on nonprofit advisory and foundation boards

OTHER PROFESSIONAL EXPERIENCE AND COMMUNITY INVOLVEMENT

- Chairman, Advisory Board, Institute for Global Health and Infectious Diseases, University of North Carolina at Chapel Hill
- Member, Board of Trustees, Research Corporation for Science Advancement
- Member, Investment Committee, Boston Children's Hospital
- Member, Advisory Council of the Milken Center for Advancing the American Dream
- Former Trustee, Financial Accounting Foundation
- Former Director, The Foundation of the Carolinas
- Former Member, Steering Board, Eshelman Institute



Frank B. Holding, Jr.
Our and FCB's Chairman and
Chief Executive Officer

Age: 62

Director Since: 1993

Independent Director: No

Current Board Committee Service:
- Executive Committee (Chairman)

Other Current Public Company Directorships
- flyExclusive, Inc.

Family Relationship:
- Mr. Holding is the brother of Mrs. Bryant and the brother-in-law of Mr. Bristow

PRINCIPAL OCCUPATION

- **First Citizens BancShares and FCB**
  - Chairman (since 2009)
  - Chief Executive Officer (since 2008)
  - President (1994-2009)
  - Employed by FCB since 1983

KEY EXPERIENCE AND QUALIFICATIONS

- **Strong leader with extensive management and financial experience:** Over 39 years of experience with FCB. Has an intimate knowledge of our business and its culture, values, goals, and strategic operations.

- **Visible and active community leader:** Service on boards of directors and board committees of not-for-profit entities and foundations.

- **Corporate governance expertise:** Extensive public and business leadership experience including serving as a director and member of various committees of other public and non-public companies.

OTHER PROFESSIONAL EXPERIENCE AND COMMUNITY INVOLVEMENT

- Member, Advisory Board, Duke Energy Corporation
- Chairman, Board of Trustees, Blue Cross and Blue Shield of North Carolina
- Director, Global Transpark Foundation
- Director, Mount Olive Pickle Company
- Trustee, Wake Forest University
- Past Director (former Chairman), North Carolina Chamber Foundation
- Past Director (former Chairman), North Carolina Chamber of Commerce
- Past Vice Chairman and Director, Institute for Defense and Business



Robert R. Hoppe
Risk Management Expert

Age: 72

Director Since: 2014

Independent Director: Yes

Current Board Committee Service:
- Executive Committee
- Risk Committee (Chairman)

Other Current Public Company Directorships
- None

PRINCIPAL OCCUPATION

- Retired
- Former Certified Public Accountant and partner, PricewaterhouseCoopers LLP

KEY EXPERIENCE AND QUALIFICATIONS

- **Extensive financial and accounting experience:** 34 years in public accounting serving clients in the public, private, nonprofit and governmental sectors and industries, including manufacturing, healthcare, distribution, utilities and smaller financial service clients.

- **Corporate governance experience:** Prior service as director and vice chairman of the audit and risk committees for another financial institution. Active in civic and professional organizations throughout his career.

OTHER PROFESSIONAL EXPERIENCE AND COMMUNITY INVOLVEMENT

- Director (past Chairman), Salvation Army of Greater Charlotte
- Former director of First Citizens Bancorporation, Inc. and First Citizens Bank and Trust Company, Inc., Columbia, S.C.



David G. Leitch

Age: 63

Director Since: 2024

Independent Director: Yes

Current Board Committee Service:
- Audit Committee
- Compensation, Nominations and Governance Committee

Other Current Public Company Directorships
- None

PRINCIPAL OCCUPATION

- Retired legal counsel
- **Bank of America (2016-2022)**
  - ➤ Global General Counsel (2016-2021)
  - ➤ Vice Chair (2021-2022)
- **Ford Motor Company**
  - ➤ Group Vice President and General Counsel (2005-2015)
- **Executive Office of the President, The White House**
  - ➤ Deputy Counsel to the President of the United States (2002-2005)
- **Federal Aviation Administration**
  - ➤ Chief Counsel (2001-2002)
- **Hogan and Hartson L.L.P. (now Hogan Lovells US LLP) (1987-1990 and 1993-2001)**
  - ➤ Associate (1987-1990)
  - ➤ Counsel (1993)
  - ➤ Partner (1994-2001)

KEY EXPERIENCE AND QUALIFICATIONS

- **Extensive Management and Business Experience.** Over 35 years of business experience, including 6 years at a large financial institution, overseeing the company's legal functions and relationships with regulatory and law enforcement authorities around the world.

- **Visible and Active Community Leader.** Championed pro bono service by bank attorneys, including co-founding the Charlotte Triage project, which supports Legal Aid of North Carolina-Charlotte and the Charlotte Center for Legal Advocacy.

- **Corporate Governance Experience.** Extensive corporate governance experience, having served as chief legal advisor to boards of directors and senior management for over 17 years; as co-chair of Disclosure Committee for Ford Motor Company; and on various nonprofit and public company boards.

- **Regulatory and Governmental Experience.** Significant experience in regulatory and governmental roles, including as Chief Counsel at the Federal Aviation Administration and Deputy Counsel to the President of the United States.

OTHER PROFESSIONAL EXPERIENCE AND COMMUNITY INVOLVEMENT

- Member, American Law Institute
- Member, Association of General Counsel
- Member, Virginia State Bar
- Member, District of Columbia Bar
- Member; Michigan State Bar
- Member, Bar of U.S. Supreme court and various federal circuit and district courts
- Member, Fourth Circuit Judicial Conference
- Member, Executive Committee of United States Golf Association
- Former Director, Talmer Bank (now a part of Huntington Bank)



Robert E. Mason IV

Age: 65

Director Since: 2007

Independent Director: Yes

Current Board Committee Service:
- Compensation, Nominations and Governance Committee
- Risk Committee

Other Current Public Company Directorships
- None

PRINCIPAL OCCUPATION
- Chairman and past Chief Executive Officer, Robert E. Mason and Associates, Inc. (industrial automation and engineering services)

KEY EXPERIENCE AND QUALIFICATIONS
- **Extensive management and business experience:** Over 36 years of experience in managing, operating, and growing a successful industrial automation and engineering services business serving industries, including heavily regulated industries, with a national and international business perspective.
- **Corporate governance experience:** Service on boards of directors and board committees of not-for-profit entities and foundations.

OTHER PROFESSIONAL EXPERIENCE AND COMMUNITY INVOLVEMENT
- Board Member, Crosland Foundation
- Past Member, Board of Trustees, Episcopal High School, Alexandria, VA
- Former Member, Advisory Board of UNC Charlotte Lee College of Engineering



Robert T. Newcomb
Lead Independent Director

Age: 63

Director Since: 2002

Independent Director: Yes

Current Board Committee Service:
- Compensation, Nominations and Governance Committee (Chairman)
- Audit Committee
- Executive Committee

Other Current Public Company Directorships
- None

PRINCIPAL OCCUPATION
- Retired
- Former President and owner, Newcomb and Company (mechanical contractors)

KEY EXPERIENCE AND QUALIFICATIONS
- **Extensive management and business experience:** Over 32 years of experience in managing, operating and growing a successful mechanical contracting company.
- **Corporate governance experience:** Service on boards of directors and board committees of not-for-profit entities.

OTHER PROFESSIONAL EXPERIENCE AND COMMUNITY INVOLVEMENT
- Director, Raleigh Cemetery Association (Oakwood Cemetery)
- Member, Board of Trustees (former Annual Campaign Chair), YMCA of the Triangle

---

Our Board of Directors unanimously recommends that you vote "FOR" each of the 13 nominees named above.

The 13 nominees who receive the highest numbers of votes will be elected.

CORPORATE GOVERNANCE

Our Board of Directors has adopted Corporate Governance Guidelines that, together with our Bylaws, establish various processes related to the structure and leadership of our Board and the governance of our organization, including those processes described in the following sections. Our Corporate Governance Guidelines and our Bylaws are available on our website at *ir.firstcitizens.com/corporate-governance/governance-documents*.

Board Leadership Structure

As described under the heading "COMMITTEES OF OUR BOARDS," the Boards perform their oversight roles through various committees whose members are appointed by the Boards after consideration of the recommendations of our independent CNG Committee. Board committees may be established as separate committees of our or FCB's Board or as joint committees of the Boards. Each Board annually elects a Chairman whose duties are described in our and FCB's Bylaws. Under our Corporate Governance Guidelines, if the Chairman elected by our Board is not an independent director, then each year our CNG Committee will nominate and our independent directors will select a separate "Lead Independent Director."



CHAIRMAN AND CEO
FRANK B. HOLDING, JR.



LEAD INDEPENDENT DIRECTOR
ROBERT T. NEWCOMB

Chairman and Chief Executive Officer. Our Chief Executive Officer, Frank B. Holding, Jr., has served as Chairman of both Boards since 2009. Although our Bylaws contemplate that our Chairman will be considered an officer, under our Corporate Governance Guidelines our Board will exercise its judgment and discretion in the selection of its Chairman and may select any of its members as Chairman. The Board has no formal policy as to whether our Chief Executive Officer will or may serve as Chairman or whether any other director, including an independent director, may be elected to serve as Chairman.

In practice, our Board has found that having a combined Chairman and Chief Executive Officer role allows for more productive board meetings. As Chairman, Mr. Holding is responsible for leading board meetings and meetings of stockholders, generally setting the agendas for board meetings (subject to the requests from our Lead Independent Director and other directors), and providing information to the other directors in advance of meetings and between meetings. The Boards believe Mr. Holding's direct involvement in our operations makes him best positioned to lead strategic planning sessions and determine the time allocated to each agenda item in discussions of our short- and long-term objectives. As a result, our Board currently believes that maintaining a structure that combines the roles of Chairman and Chief Executive Officer is the appropriate leadership structure for our company.

Our independent directors meet regularly in executive session, giving them opportunities to discuss any concerns without the Chairman or other members of management being present, and, as described below under the heading "COMMITTEES OF OUR BOARDS," all matters pertaining to executive compensation, the selection of nominees for election as directors, the appointment of members of Board committees, the approval of transactions with related persons, and various other governance matters, are subject to the review and approval or recommendation of Board committees made up entirely of independent directors.

Our Corporate Guidelines also provide that:

- all independent directors have full access to any member of management and to our and FCB's independent accountants and internal auditors for the purpose of discussing and understanding issues relating to our business;

- upon request, our management will arrange for our outside advisors to be made available for discussions with the Board, any Board committee, our independent directors as a group, or individual directors; and

- the Boards, each Board committee, and our independent directors as a group, have the authority to retain independent advisors from time to time, at our expense, who are separate from and unrelated to our regular advisors.

Our Board believes the provisions described above enhance the effectiveness of our independent directors and provide for a leadership structure that is appropriate for our company, without regard to whether our Chairman is an independent director.

Lead Independent Director. Robert T. Newcomb, who currently serves as Chairman of our CNG Committee, has been designated by our independent directors, and currently serves, as our Lead Independent Director.

Because our Chief Executive Officer currently serves as Chairman of the Boards, and members of our management beneficially own large percentages of our voting stock, our Boards recognize the potential for management's influence over the Boards and the Boards' processes to diminish the effectiveness of our independent directors and the independent directors' ability to influence our policies and the Boards' decisions. Our Corporate Governance Guidelines provide that, if the Chairman elected by the Boards is not an independent director, then each year our CNG Committee will nominate and our independent directors will select from among the independent directors a separate Lead Independent Director who has the duties and authority listed in the table.

LEAD INDEPENDENT DIRECTOR DUTIES

- Convening and presiding at executive sessions and separate meetings of our independent directors, and serving as the liaison between the independent directors and our Chairman and management.

- Consulting with the Chairman regarding decisions reached, or suggestions made, at executive sessions and separate meetings of independent directors.

- Consulting with the Chairman regarding the schedule, agenda, and information for Board meetings.

- Consulting with the Chairman with respect to consultants who may report directly to the Boards.

- Consulting with the Chairman and management as to the quality, quantity, and timeliness of information provided to the Boards by management.

- Being available, as appropriate, for communications with our stockholders.

- Performing such other duties and exercising such other authority as is described elsewhere in the Corporate Governance Guidelines and as our Boards may from time to time determine.

A special meeting of the Board or any committee of the Board, or of the independent directors, will be called at the Lead Independent Director's request. Also, while our Chairman sets the agenda for each Board meeting and any director may propose agenda items, a matter will be placed on the agenda for any Board or committee meeting at the Lead Independent Director's request.

Director Independence

Our Corporate Governance Guidelines require that a majority of the members of our Board be "independent" and that each year our Board review transactions, relationships, and other arrangements involving our directors and determine which of the directors the Board considers to be independent. In making those determinations, the Board applies the independence criteria contained in the listing requirements of The Nasdaq Stock Market.

Listed below are persons who served as directors during all or part of 2023, and nominees for election as directors at the Annual Meeting, whom our Board believes were during their terms of office, and will be if elected at the Annual Meeting, "independent" directors under Nasdaq's criteria.

John M. Alexander, Jr.	Dr. Eugene Flood, Jr.	Robert E. Mason IV
Victor E. Bell III	Robert R. Hoppe	Robert T. Newcomb
Michael A. Carpenter	David G. Leitch	Vice Admiral John R. Ryan, USN (Ret.) (1)
H. Lee Durham, Jr.	Floyd L. Keels (1)	

(1) Mr. Keels served as a director until his death on October 30, 2023. Vice Admiral Ryan was reelected as a director at our 2022 Annual Meeting and served until his term ended at our 2023 Annual Meeting held on April 25, 2023.

Determination of Independent Directors. The Board has directed our CNG Committee to assess each director's and nominee's independence each year and report its findings to the Board in connection with the Board's annual determinations. In addition, between those annual determinations, the Committee is directed to monitor the status of each director on an ongoing basis and inform the Board of changes in factors or circumstances that may affect a director's ability to exercise independent judgment in carrying out his or her duties as a director.

In addition to specific Nasdaq independence criteria, in assessing each director's or nominee's independence, the CNG Committee and the Board consider whether they believe transactions that are disclosable in our proxy statements as

> **DIRECTOR INDEPENDENCE DETERMINATION**
>
> The CNG Committee:
>
> - applies the independence criteria contained in listing requirements of Nasdaq;
> - performs an annual assessment to determine each outside director's independence;
> - continually monitors director independence on an ongoing basis; and
> - informs the Board of any changes in factors or circumstances that may affect a director's ability to exercise independent judgment in carrying out his or her duties as a director.

"related person transactions," as well as any other transactions, relationships, arrangements, or other factors known to the Committee or the Board, could impair that director's or nominee's ability to exercise independent judgment in carrying out his or her duties as a director. In its determination that the individuals named above who served as directors during 2023, and/or who are nominees for election as directors at the Annual Meeting, were and will be independent, the Committee and the Board considered FCB's lending relationships with directors or nominees who are loan customers and whose loans are subject to laws and regulations pertaining to loans to directors of banks (including the requirement that those loans be approved by a majority of FCB's full Board), as well as other transactions and relationships between our company or FCB and those directors or their related interests described or referenced below under the heading "TRANSACTIONS WITH RELATED PERSONS."

Executive Sessions of Independent Directors. Our independent directors meet separately in executive session, without the Chairman, other members of management, or non-independent directors, in conjunction with each regular quarterly meeting of our Board. At their discretion, they may hold additional separate meetings, and such a meeting will be held at the request of any independent director.

Director Retirement Policy

The Boards have a director retirement policy under which a director is not eligible to stand for reelection to the Board at any stockholder meeting following the calendar year in which he or she reaches age 75. The Board has waived the retirement policy in certain instances for compelling reasons. In considering nominees for election at the Annual Meeting, the CNG Committee recommended, and the Board approved, one-year waivers under the retirement policy with respect to Michael A. Carpenter and H. Lee Durham, Jr.

Mr. Carpenter, age 76, served as a director of CIT and was appointed to serve as our director following the CIT Merger during 2022. Mr. Carpenter's extensive large bank and public company governance experience, including as Chief Executive Officer and a director of two large financial institutions, and as a director of other public companies, gives him experience in corporate governance and knowledge of the risk and regulatory environment for similarly situated, large financial institutions, including in the areas of finance, asset management, and structuring, as well as expertise in capital markets and capital management.

Mr. Durham, age 75, has served as Chairman of our Audit Committee since 2003 and is designated as our Audit Committee Financial Expert. He is a former Certified Public Accountant who retired from the public accounting firm of PricewaterhouseCoopers LLP with 32 years of public accounting and audit experience, much of which involved financial institutions and other public companies.

We believe Mr. Carpenter's and Mr. Durham's experience and insights are critical to the Boards and our stockholders, and that their continued service will provide continuity and consistency in the Boards' oversight role, following the significant increases in the size and complexity of our company following the CIT Merger and the SVB Acquisition and as new directors are onboarded.

Service on Other Public Company Boards

Our Corporate Governance Guidelines do not restrict directors' abilities to serve on the boards of other companies. However, the Guidelines state our expectation that our directors' service as directors of other companies may not interfere with their ability to devote the time and attention required to fulfill their duties and responsibilities to us and our stockholders. As indicated in the table below, during the past five years certain of our current directors and nominees have served, and continue to serve, on the boards of other public companies.

Director	Service as Director of Another Public Company Within Past Five Years
Ellen R. Alemany (1)	Fidelity National Information Services, Inc. (since 2014) Dun & Bradstreet Holdings, Inc. (since 2021)
Michael A. Carpenter (1)	Symbotic, Inc. (formerly SVF Investment Corp 3) (2021 to 2022) AutoWeb, Inc. (2012 to 2022)
Dr. Eugene Flood, Jr.	Janus Henderson Group plc (since 2017)
Frank B. Holding, Jr.	flyExclusive, Inc. (since December 2023)

(1) Mrs. Alemany and Mr. Carpenter also served as directors of CIT until consummation of the CIT Merger effective January 3, 2022.

Boards' Role in Risk Management

Risk is inherent in any business. As a financial institution, we are subject to extensive regulation specific to the banking industry that requires us to assess and manage the risks we face, and, during their periodic examinations, our banking regulators assess our and the Boards' performance in that regard. As more fully described in our 2023 Annual Report which accompanies this proxy statement, the CIT Merger and the SVB Acquisition have significantly increased the breadth and complexity of our business and increased regulatory oversight of our risk management process. Our Boards strive to ensure that risk management is a part of our business culture and that our policies and procedures for identifying, assessing, monitoring, and managing risk are part of the decision-making process. As is the case with other management functions, and with accountability and support from all company associates, our senior management has primary responsibility for day-to-day management of the risks we face. However, the Boards' role in risk oversight is an integral part of our overall Risk Management Framework. The Boards administers their risk oversight function primarily through committees, including the Audit, Risk, Trust, and CNG Committees. Each committee's oversight responsibilities are described in the table below.

AUDIT COMMITTEE	RISK COMMITTEE	TRUST COMMITTEE	CNG COMMITTEE
• Independent accountants • Accounting and financial reporting • Internal controls • Financial management and disclosure • Internal audit • Legal exposure • Review and approval of related person transactions • Financial Officers, Associates, and Non-Employee Workers Codes of Ethics • Hedging and Pledging Policy	• Risk Management Framework and Risk Appetite Framework • Market risk • Credit risk • Asset risk • Liquidity risk • Capital adequacy • Operational risk (including Human Capital and Cyber risks) • Reputational risk • Compliance risk • Legal risk • Strategic risk	• Trust Department policies • Application of conduct and ethical standards to Trust Department • Oversight of administration of client accounts • Compliance related to records of Trust Department • Oversight of vendors, services, and products by Trust Department	• Executive and director compensation and incentives • Board and CEO succession planning • Governance structure • Review and recommendation of changes to Corporate Governance Guidelines • Risk review of incentive compensation arrangements • Directors Code of Ethics • CEO evaluation and Board and committee self-evaluations • Recommendations of nominees, committee members, and Lead Independent Director

The Risk Committee's work enhances the Boards' ability to fulfill their risk oversight responsibility. The Committee has adopted and approved our Risk Management Framework and has approved our Risk Appetite Framework and Statement (which was approved by our Boards). The Risk Committee structure is designed to allow for information flow and escalation of risk-related issues. The Risk Committee monitors adherence to our Risk Management Framework and Risk Appetite Framework and Statement and provides a report on risk management to the Boards on at least a quarterly basis, and our Chief Risk Officer provides regular reports to the Boards and our Executive Committee. Management and independent risk functions make regular reports to the Risk Committee on key risk areas, such as capital, asset, liquidity, market, credit, compliance, strategic, and operational risks, including human capital and cyber risks. In addition, the Risk Committee may request reports or information from the Audit Committee and the CNG Committee regarding matters relevant to the Risk Committee's oversight responsibility for our Risk Management Framework. Further information regarding the function and responsibilities of these three committees is contained below under the heading "COMMITTEES OF OUR BOARDS."

We believe our regulatory environment and our committee structure result in our Boards being more active in risk management oversight than the boards of companies that are not regulated, or that are not regulated as extensively, as financial institutions. The involvement of our committees in the Boards' oversight function enhances our Boards' effectiveness and leadership structure by providing opportunities for outside directors to become more familiar with our and FCB's critical operations and more engaged in the Boards' activities with respect to risk management.

Attendance by Directors at Meetings

Board of Directors Meetings. Our Board met 17 times during 2023. Our Corporate Governance Guidelines provide that directors are expected to regularly attend meetings of the Boards and of the committees on which they serve (subject to circumstances that make their absence unavoidable), to review materials provided to them in advance of meetings, and to participate actively in discussions at meetings and in the work of the committees on which they serve. During 2023, 10 of our then-current directors attended 100%, while four directors attended 98%, 96%, 92%, and, due to an extended illness, 83%, respectively, of the aggregate number of meetings held during their terms of office by our Board and any committees of the Boards on which they served.

Number of Board and Committee Meetings Held in 2023

Board	17
Audit Committee	11
Risk Committee	12
Trust Committee	4
CNG Committee	10
Executive Committee	8

Annual Meetings. Attendance by our directors at Annual Meetings of our stockholders gives directors an opportunity to hear the concerns expressed in questions submitted by stockholders who participate in those meetings. In order to facilitate directors' attendance, we schedule our Annual Meetings on the same dates as regular meetings of the Boards. Our Board recognizes that our outside directors have their own business interests and are not our associates, and that it is not always possible for them to attend Annual Meetings. However, our Board believes that attendance by directors at our Annual Meetings is beneficial to us and to our stockholders, and our Corporate Governance Guidelines provide that our directors are strongly encouraged to attend each Annual Meeting. Thirteen of our 14 then-current directors participated in our last Annual Meeting, which was held virtually in April 2023.

Communications with Our Board

Our Board of Directors encourages our stockholders to communicate their concerns and other matters related to our business, and the Board has established a process described below by which you may send written communications to our Board, committees, or independent directors as a group, or to one or more individual directors, including our Lead Independent Director.

Mail your correspondence to:	Email your correspondence to:
Board of Directors First Citizens BancShares, Inc. Attention: Corporate Secretary Post Office Box 27131 (Mail Code FCC22) Raleigh, North Carolina 27611-7131	*fcbdirectors@firstcitizens.com*

You should indicate whether your communication is directed to the entire Board, to a particular committee of the Board or its chairperson, or to one or more individual directors. All communications will be reviewed by our Corporate Secretary and, with the exception of communications our Corporate Secretary considers to be unrelated to a director's duties and responsibilities or our business, forwarded to the intended recipients.

Codes of Ethics

Our Boards have adopted three codes of ethics that apply separately to our and FCB's financial officers, directors, and all associates (including our financial officers), respectively. Copies of the three Codes are posted on FCB's website and may be found at *ir.firstcitizens.com/corporate-governance/governance-documents*. We have a separate Non-Employee Workers Code of Ethics that applies to all non-associates engaged on a temporary basis through a contractual agreement to provide services to FCB. Both the Financial Officers Code of Ethics and Associates Code of Ethics cover our Chief Executive Officer, Chief Financial Officer, Treasurer, and other senior financial officers who have primary responsibility for our financial reporting and accounting functions.

OUR CODES OF ETHICS ARE INTENDED TO PROMOTE:

- honest and ethical conduct;

- the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

- full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with or submit to the SEC and banking regulators and in other public communications we make;

- compliance with applicable governmental laws, rules, and regulations;

- prompt internal reporting of violations of the Ethics Codes and accounting issues to the Boards' Audit Committee and, in the case of violations of the Directors Code of Ethics, also to the CNG Committee; and

- accountability for adherence to the Codes.

In addition to its other purposes listed in the table, the Associates Code of Ethics includes provisions which prohibit all associates from engaging in investment practices that violate securities laws or regulations, or our policies, or that otherwise are illegal, improper, or unethical. Those prohibited practices include purchasing or selling our securities, or the securities of any other company with which we do business, while in possession or aware of material non-public information, and disclosing, communicating, other than in accordance with our policies, or otherwise misusing material non-public information regarding our company or any other company with which we do business. The Directors Code of Ethics provides that our and FCB's directors who are not associates are subject to the above provisions of the Associates Code of Ethics.

Officers, associates, customers, suppliers, stockholders, or others may submit confidential and anonymous reports regarding ethical or other concerns about our company, FCB, or any of our directors or associates in any of the ways described below.

REPORTING ETHICAL CONCERNS

ONLINE THROUGH FCB'S WEBSITE:	*www.firstcitizens.com/privacy-security/report-ethical-concerns*
ONLINE THROUGH A THIRD PARTY PROVIDER:	*secure.ethicspoint.com/domain/media/en/gui/14505/index.html*
BY TELEPHONE:	800-UREPORT (or 800-873-7678)

We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to or waiver from a provision of our Financial Officers Code of Ethics by posting that information on our Internet website at *ir.firstcitizens.com/corporate-governance/governance-documents.*

Insider Trading Policy

Our Boards have adopted an Insider Trading Policy for Directors, Officers and Other Restricted Persons which applies to our and FCB's directors, executive officers, and associates. In addition, as described above under the caption "Codes of Ethics," we have adopted Codes of Ethics that apply to associates, directors, and executive officers. The Insider Trading Policy and the Associates and Directors Codes of Ethics contain provisions that prohibit trading in our securities, or the securities of any other company with which we do business, while in possession or aware of material non-public information, and disclosing, communicating, other than in accordance with our policies, or otherwise misusing material non-public information regarding our company or any other company with which we do business. Additionally, the Insider Trading Policy requires that directors, executive officers, and other associates designated by FCB's Chief Compliance Officer "pre-clear" any purchases or sales, and certain gifts, of our securities and not trade our securities at times when we have closed the "trading window" in our securities. The Insider Trading Policy and the Codes of Ethics are intended to promote compliance with insider trading laws, rules and regulations, and the listing standards of Nasdaq.

Our Mission, Vision, and Values

We help personal, business, commercial, and wealth clients build financial strength that lasts. Headquartered in Raleigh, N.C., we have built a unique legacy of strength, stability, and long-term thinking that has spanned generations. FCB was founded as the Bank of Smithfield in North Carolina in 1898 and served primarily agricultural customers. Today, we are a top-20 U.S. financial institution with more than $200 billion in assets and more than 500 branches and offices in 30 states coast to coast. We provide financial services to a wide range of consumer and commercial clients, with services including retail and mortgage banking, wealth management, commercial banking delivering best-in-class lending, leasing, and other financial services, as well as innovation banking serving businesses at every stage of their lifecycle. We also operate a nationwide digital Direct Bank that provides access to core deposits. We continue to bring together some of the most talented bankers and associates to fulfill our *Forever First®* brand promise to our clients.

The SVB Acquisition in March 2023 and the CIT Merger in January 2022 have greatly enhanced our scale, geography, products, services, expertise, and ability to serve customers and clients of all types and sizes. The SVB Acquisition marked a major milestone in our history. The transaction helped stabilize the U.S. financial system, provided new markets and capabilities for our franchise, and accelerated our transformation into a full-service institution with a national footprint. It also resulted in significant increases in total assets, total deposits, and loans and leases, as well as an expansion of our network of branches and private banking offices that enhanced our franchise in attractive West Coast and Northeast markets.

The SVB Acquisition came on the heels of the CIT Merger that added scale in commercial banking and railcar leasing, as well as a branch network in California and the Direct Bank. It united the complementary strengths of each bank's middle market, commercial, and private banking capabilities, and it took advantage of common platforms, vendor partners, and technologies. And importantly, from both the SVB Acquisition and the CIT Merger we gained a dedicated group of professional bankers, including those with deep experience in supporting the innovation economy.

While we have experienced significant growth over the years, and the way we do banking has evolved over time, the timeless values and long-term approach that guide us remain steadfast. We stand on a foundation of strength and integrity. We are first and foremost a relationship bank, building long-term relationships with our clients and helping them reach their goals. We care deeply about our associates, who work hard every day to help the people, companies, and institutions that rely on us – and who deliver deep expertise in consumer, business and commercial banking, and in wealth management. In an ever-evolving banking system, where risks are abundant and Americans' trust in banks may have waned, we believe FCB stands as a solid pillar of stability, safety, and unwavering commitment to its stakeholders that has spanned generations. Amidst change, we remain anchored in our longstanding values, including putting our clients first and building long-term value for our company and our stockholders.

Human Capital Management

Our ability to attract, retain, and develop associates who align with our purpose is key to our success. Our human capital strategy is predicated on ensuring that our organization has the right people with the right skills in the right places at the right time for the right cost to fulfill our strategic objectives. Our human resources team works to formalize the process of defining and deploying the mission-critical talent needed to align our program with our financial and strategic goals and objectives. Our key human capital initiatives include scaling and developing talent, enhancing performance, leadership/management and coaching, and supporting diversity, equity, and inclusion initiatives.

We believe it is important that associates feel included, valued, and respected, and that they have equal access to resources and opportunities enabling them to reach their full business potential. We focus on building positive relationships across the bank by celebrating and learning about all the dimensions that make each of us unique.

Our diversity, equity, and inclusion team is focused on helping all associates, including diverse associates, to develop in their careers and achieve our clients' goals, raising awareness of the importance of inclusion in our workplace, and identifying and promoting educational and engagement opportunities. We currently offer six business resource groups for associates at FCB: Asian & Pacific Islanders, Black & African Americans, Hispanic, LGBTQ+, Veterans & Military, and Women. These groups are provided guidance and support by a group of senior leaders representing diverse associates and organizations across FCB. We understand that formalized groups such as these play a key role in attracting and retaining diverse talent, as well as helping us meet key business objectives. Our commitment to diversity, equity, and inclusion helps to enhance associate and customer experiences, build relationships, and drive innovation of our products and services, and it helps the bank meet its business objectives.

The following table reflects the gender and ethnic/racial diversity of our workforce as of December 31, 2023.

	FCB	Financial Services Median (1)
Female associates as percent of workforce	56.1%	58.3%
Ethnically/racially diverse associates as percent of workforce	37.1%*	33.8%
Percent of managers who are female	51.9%	48.8%
Percent of managers who are ethnically/racially diverse	28.7%*	24.7%

(1) Source: 2022 PwC Saratoga Benchmark for Financial Services, which includes asset management, banking, and insurance.

* As of December 31, 2023, 2.7% of the total associate population had not declared their ethnic/racial diversity as this is a voluntary declaration. The total percentage of ethnically/racially diverse associates and managers may be higher than the table reflects.

We also recognize that diversity is broader than gender or race. It includes all the demographics of our associates — religion, national origin, age, disability, military service, sexual orientation, and gender identity, among others. Diversity is also broader than our demographics. It contemplates diversity of thought, perspective, experience, and interests. We seek individuals with diverse backgrounds that reflect the markets we serve because we understand our differences contribute to diversity of thought that enhances associate and customer relationships and drives innovation of our products and services. Information about our commitment, focus, and strategies are available on our website at *http://www.firstcitizens.com/about-us/diversity-equity-inclusion.*

In addition to striving to create a diverse and inclusive workplace environment for associates, we strive to provide competitive compensation and benefits to our associates. We make talent attraction and retention a priority by offering, among other things, internal career mobility and a total rewards package that emphasizes a holistic approach to well-being and a thoughtful approach to performance management. Our competitive benefits offerings include Section 401(k) plans with employer matching opportunities, healthcare and insurance benefits, health savings and flexible spending accounts, paid time off, and other employee assistance programs.

From December 31, 2021 through December 31, 2023, our associate population has grown by approximately 134%, due in large part to the CIT Merger and the SVB Acquisition, requiring us to focus our efforts on scaling talent capabilities to meet our future needs. We achieved this with an enhanced focus on recruiting talent with large bank and large firm experience, building manager capability, and promoting diversity, equity, and inclusion initiatives, among other things. We are continuing to make progress in developing a workplace for the future.

Our overall Risk Management Framework includes processes for the oversight and management of risks related to our human capital and the escalation of related risk issues to the Risk Committee. Our Operational Risk and Compliance Risk committees (management subcommittees of the Enterprise Risk Oversight Committee ("EROC"), which is a management committee of the Boards' Risk Committee), monitor various human capital metrics through our human resources department, including associate voluntary and involuntary turnover, hiring, succession, associate demographics, and other metrics. Reports and trends are provided to EROC, with further escalation to the Risk Committee as appropriate. See "CORPORATE GOVERNANCE – Boards' Role in Risk Management" and "COMMITTEES OF OUR BOARDS — Risk Committee."

COMMITTEES OF OUR BOARDS

Board Committee Structure

The Boards have four standing committees that assist the Boards in oversight, governance, and risk management matters. Those committees include the Audit Committee, the Risk Committee, and the CNG Committee, which are joint committees of the Boards, and the Trust Committee, which is a separate committee of FCB's Board. Each committee operates under a written charter approved by the Boards that sets out the committee's composition, authority, duties, and responsibilities. Our Board has determined that all members of the Audit and CNG Committees, four of the five members of the Risk Committee, and two of the three members of the Trust Committee, are "independent directors" as that term is defined by Nasdaq's listing standards. A copy of the current charter of each committee is posted on FCB's website and may be found at *ir.firstcitizens.com/investor-relations/corporate-governance.*

				
H. Lee Durham, Jr.	**Robert R. Hoppe**	**Robert T. Newcomb**	**John M. Alexander, Jr.**	**Frank B. Holding, Jr.**
Audit Committee **Chairman**	**Risk Committee** **Chairman**	**CNG Committee** **Chairman**	**Trust Committee** **Chairman**	**Executive Committee** **Chairman**

The Boards also have an Executive Committee which includes the chairperson of our Audit Committee, the chairperson of our Risk Committee, and the chairperson of our CNG Committee (who also currently serves as the Board's Lead Independent Director), in addition to our Chairman, Frank B. Holding, Jr., and Vice Chairwoman, Hope H. Bryant. A majority of the members are independent directors. Under North Carolina banking law, FCB's Board of Directors is required to have an executive committee that meets as often as required by the Board, but at least once during each month in which the full Board does not meet. The Executive Committee is a joint committee of the Boards and meets each month in which there is no regularly scheduled meeting of the Boards and at other times as needs arise. Under our and FCB's Bylaws, the Executive Committee is authorized to exercise all of the powers of the Boards in the management of our affairs when the Boards are not in session, subject to certain statutory limitations and the ability of the full Boards to limit the Executive Committee's authority. The Executive Committee met eight times during 2023.

Under their charters, each member of the Audit and CNG Committees must be an independent director, and members must satisfy requirements of Nasdaq's listing standards and other laws and regulations (including banking and securities laws and regulations) applicable to service on those committees. The chairperson of the Risk Committee must be an independent director. The Trust Committee must be comprised of not less than three members of FCB's Board, including at least one independent director, one of whom will be appointed as the Committee chairperson. In addition, the Committee may include no more than one director who also serves as an officer of FCB (who may not be an officer who participates significantly in the administration of FCB's fiduciary responsibilities).

The Audit Committee, Risk Committee, CNG Committee, and Trust Committee each is required to meet at least quarterly, and each may meet more frequently as it and/or its chairperson considers necessary. Each committee also will meet when requested by the Chairman of the Boards or by our Lead Independent Director. In addition to their duties and responsibilities set forth in their respective charters, each committee is authorized to undertake such other duties and responsibilities within the scope of its primary functions as the committee or the Boards may from time to time deem necessary or appropriate. In discharging its duties, each committee may:

- at its discretion and without the prior approval of management or the Boards, retain or obtain the advice of separate, outside consultants or advisors (including legal counsel and other advisors), at our or FCB's expense, in accordance with procedures established from time to time by the committee, and oversee and approve all terms of the engagement of any such consultants or advisors, including their fees or other compensation;

- conduct investigations and request and consider information (from management or otherwise) as the committee considers necessary, relevant, or helpful in its deliberations and the formulation of its decisions or recommendations;

- seek any information from our or FCB's associates (who are directed to cooperate with each committee's requests), or from external parties, and consult to the extent it deems appropriate with the Chairman of the Boards, the Chief Executive Officer, the Lead Independent Director, other directors, and other officers and associates; and

- delegate any of its responsibilities to subcommittees or to individual members to the extent not inconsistent with other sections of its charter (including applicable independence requirements) or applicable laws or regulations.

Each committee member may rely on the advice, expertise, and integrity of persons (including our and FCB's officers and associates) and organizations that provide information to the committee, and the accuracy and completeness of the financial and other information provided to the committee, absent actual knowledge that such reliance is not reasonable or warranted. In the performance of each committee's responsibilities, each committee member (and the committee as a whole) is under a continuing duty to exercise independent judgment on an informed basis, in good faith, and in a manner each considers to be in our and FCB's best interests.

Audit Committee

| H. Lee Durham, Jr.
Chairman and
Audit Committee Financial Expert

Committee Meetings in 2023: 11 | Other Committee Members (1):

John M. Alexander, Jr., Michael A. Carpenter, David G. Leitch, and Robert T. Newcomb

---
(1) Floyd L. Keels served as a member of the Committee until his death on October 30, 2023. Mr. Leitch was appointed as a member of the Committee upon his appointment as a director effective January 1, 2024. |

Our Audit Committee is a joint committee of the Boards. In addition to being independent directors under the SEC's rules and Nasdaq's listing standards, under the Committee's charter all members must be able to read and understand fundamental financial statements, and at least two members must have banking or related financial management expertise sufficient to comply with applicable regulations of the FDIC. At least one member must have past employment experience in finance or accounting, professional certification in accounting, or other comparable experience or background, that will fulfill Nasdaq's applicable financial sophistication requirements.

In addition to its other responsibilities, including those listed in the table, the Audit Committee annually reviews and approves our Regulation Fair Disclosure (FD) Policy, and it annually reviews and approves our accounting policies to determine that they are in accordance with accounting principles generally accepted in the United States of America. The Committee also is responsible for establishing procedures for the receipt, retention, and treatment of complaints from associates, customers, suppliers, stockholders, or others related to accounting and financial processes and reporting, internal controls, and auditing matters, including procedures for the confidential, anonymous submission by associates of concerns regarding those matters, and for evaluating any fraud, whether or not material, that involves management or other associates who have a significant role in our internal controls.

AUDIT COMMITTEE RESPONSIBILITIES

In addition to its other duties and responsibilities under its charter or as may be assigned from time to time by the Boards, the Audit Committee is responsible for:

- appointing, determining the compensation and terms of engagement of, and monitoring and overseeing the work, independence, and performance of, our independent accountants and any other accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review, or attest services;

- pre-approving all audit and permitted non-audit services proposed to be provided by our independent accountants in accordance with approval policies and procedures adopted by the Committee from time to time;

- monitoring and overseeing the quality and integrity of our accounting and financial reporting process, and reviewing our annual audited and quarterly unaudited financial statements and quarterly earnings releases, and any significant accounting and financial reporting issues, with management and our independent accountants;

- monitoring our systems of internal controls regarding finance, accounting, and associated legal compliance, and reviewing and discussing any significant deficiencies or material weaknesses in the design or operation of internal controls that could adversely affect our ability to record, process, summarize, and report financial data;

- monitoring and overseeing the audit program, budget, and resources of our Internal Audit Department. and approving the hiring, annual performance, and compensation of our Chief Internal Audit Officer;

- annually reviewing our Associates Code of Ethics, Financial Officers Code of Ethics, and Non-Employee Workers Code of Ethics, recommending to the Boards any changes to the Codes that the Committee considers necessary or advisable, and overseeing management's processes and procedures for enforcement of the Codes;

- fostering free and open communication among our independent accountants, management, Internal Audit Department, and the Boards; and

- monitoring our and FCB's compliance with laws, rules, regulations, or other governmental or regulatory requirements as they affect accounting and financial processes and reporting, internal controls, and auditing matters.

The Committee reviews waivers approved by our Chief Risk Officer related to associates under the Associates Code of Ethics and Non-Employee Workers Code of Ethics, but only the full Board may approve a waiver under the Financial Officers Code of Ethics or related to an executive officer or member of the Board. Under the Boards' written policies described below under the heading "TRANSACTIONS WITH RELATED PERSONS," the Committee is responsible on an ongoing basis for reviewing and approving certain transactions, arrangements, or relationships with us or FCB in which one of our related persons has a material interest. The Committee annually reviews and approves our Hedging and Pledging Policy described below under the captions "BENEFICIAL OWNERSHIP OF OUR COMMON STOCK – Hedging Policy" and "– Pledging Policy," and it is responsible for reviewing any requests by an executive officer or director for an exception to our pledging policy and monitoring any outstanding pledges of our stock by any of them.

The Committee selects and appoints, and reviews various reports from, our independent accountants (including their annual report on our audited consolidated financial statements), financial reports we file under the Exchange Act, and reports of examinations by our regulatory agencies. Our Chief Internal Audit Officer reports directly to our Audit Committee. At least quarterly, the Committee reviews reports on the work performed by FCB's Corporate Finance Department. Our Chief Compliance Officer reports to the Committee regarding transactions with our related persons, as well as all reports of internal suspicious activity, and reports of external suspicious activity above certain amounts, filed by FCB. The Disclosure Committee and the Allowance Committee are management committees comprised of members selected from our management which report directly to the Audit Committee and assist it in the performance of its duties.

Information regarding the process for and factors considered in the Audit Committee's selection of our independent accountants is contained under the heading "PROPOSAL 3: RATIFICATION OF APPOINTMENT OF INDEPENDENT ACCOUNTANTS."

Audit Committee Financial Expert. H. Lee Durham, Jr., the Committee Chairman and one of our independent directors, is a retired partner in the accounting firm of PricewaterhouseCoopers LLP. Upon his retirement from public accounting, he had 32 years of public accounting and audit experience, much of which involved financial institutions and other public companies. Our Board of Directors has designated Mr. Durham as the Committee's "Audit Committee Financial Expert," as that term is defined by the rules of the SEC.

Audit Committee Report

This report is furnished by the Audit Committee, the members of which, on the date of the filing of our 2023 Annual Report, are named below.

Our management is responsible for our financial reporting process, including our system of internal controls and disclosure controls and procedures, and for the preparation of our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. Our independent accountants are responsible for auditing those financial statements. The Audit Committee oversees and reviews those processes. In connection with the preparation and audit of our consolidated financial statements for 2023, the Committee has:

- reviewed and discussed our audited consolidated financial statements for 2023 with our management;
- discussed with our independent auditors the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the SEC;
- received the written disclosures and the letter from our independent accountants required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountants' communications with the Audit Committee concerning independence; and
- discussed with our independent accountant the independent accountant's independence.

Based on the above reviews and discussions, the Audit Committee recommended to our Board that our audited consolidated financial statements be included in our 2023 Annual Report.

The Audit Committee:

H. Lee Durham, Jr.   *John M. Alexander, Jr.*   *Michael A. Carpenter*   *David G. Leitch*   *Robert T. Newcomb*

Risk Committee

Robert R. Hoppe Chairman and Risk Management Expert Committee Meetings in 2023: 12	**Other Committee Members (1):** **Ellen R. Alemany, Victor E. Bell III, Dr. Eugene Flood, Jr., and Robert E. Mason IV** ──────── (1) Vice Admiral John R. Ryan, USN (Ret.), served as a member of the Committee during 2023 until the 2023 Annual Meeting.

Our Risk Committee is a joint committee of the Boards. Under the Federal Reserve Board's rules and the Risk Committee's charter, the Committee must be chaired by an independent director and must include at least one member having experience in identifying, assessing, and managing risk exposures of large, complex financial firms. Our Board has determined that Robert R. Hoppe, the Committee's Chairman, has that experience and has designated him as the Committee's Risk Management Expert. Mr. Hoppe is a retired partner in the accounting firm of PricewaterhouseCoopers LLP with 34 years of public accounting and audit experience. In addition to Mr. Hoppe, the Board has determined that two other members of the Committee, Ellen R. Alemany and Dr. Eugene Flood, Jr., also have experience in identifying, assessing, and managing risk exposures of large, complex financial firms that satisfies the requirements of the Federal Reserve Board's rule.

In addition to its other responsibilities, including those listed in the table, the Risk Committee was established to review, provide effective challenge, and approve our enterprise-wide Risk Management Framework and Risk Appetite Framework and to assist the Boards in fulfilling their responsibility to oversee our risk management practices. Our Enterprise Risk Oversight Committee ("EROC"), whose voting members are selected from our management and which is chaired by our Chief Risk Officer, is a management committee that reports directly to the Risk Committee. EROC's function is to oversee the operation of our Risk Management Framework and Risk Appetite Framework approved by the Risk Committee; work to ensure adequate implementation of processes to identify, assess, monitor, and manage risks within business units; and monitor performance relative to our risk appetite and tolerances approved by the Boards.

RISK COMMITTEE RESPONSIBILITIES

In addition to its other duties and responsibilities under its charter or as may be assigned from time to time by the Boards, the Risk Committee is directed to:

- monitor and advise the Boards regarding our and FCB's risk exposures, including, without limitation, capital adequacy, credit, market, liquidity, operational (including human capital and information technology), compliance, legal, strategic, asset, and reputational risks and the control processes with respect to those risks;

- evaluate, monitor, effectively challenge, and oversee the adequacy and effectiveness of our and FCB's risk management program and supporting framework (within which our management is responsible for defining and executing enterprise-wide risk management programs) which are intended to ensure appropriate identification, assessment, monitoring, and reporting of significant risks;

- review and assess our and FCB's strategy to validate that it is aligned with our risk profile and financial objectives;

- monitor the work of and receive and challenge reports from management and our Enterprise Risk Oversight Committee to determine whether risks are being identified (including top and emerging risks) and managed within approved risk tolerances;

- review, approve, challenge, and monitor adherence to our and FCB's risk appetite and supporting risk tolerance levels;

- monitor the work of and receive and challenge reports from Credit Risk Review to determine whether credit risks are being identified and managed within approved risk tolerances;

- review reports of examination by and communications from regulatory agencies, and the results of internal and third-party testing, analyses, and reviews, related to our and FCB's risks, risk management, and any other matters within the scope of the Committee's oversight responsibilities, and monitor and review management's response to any noted issues; and

- review and approve our Board level risk management policies on an annual basis to confirm consistency and compliance with risk appetite.

Subcommittees of EROC are listed in the table, each of which may have its own "councils" that focus on specific matters within their areas of responsibility. The Risk Committee receives regular reports from business and independent risk functions regarding capital risk, market risk, asset risk, liquidity risk, credit risk, operational risk (including human capital and cyber risks), reputational risk, compliance risk, and strategic risk.

As discussed above under the caption "CORPORATE GOVERNANCE — Human Capital Management," the Risk Management Framework approved by the Risk Committee includes processes for the oversight and management of risks related to our human capital and the escalation of related risk issues to the Committee. Our Operational Risk Committee and Compliance Risk Committee, which are subcommittees of EROC, through our human resources department, monitor various human capital metrics, including associate voluntary and involuntary turnover, hiring, succession, demographics, and other metrics. Quarterly reports and trends are provided to EROC, which reports identified risk issues to the Risk Committee.

The Risk Committee also periodically reviews information security policies and technology risk management programs and practices that are designed to protect FCB's and its customers' and associates' data, records, and proprietary information, and it reviews reports on our business continuity and disaster recovery program that is designed to help FCB safeguard associates, customers, products, and services from disruptions from events such as cyberattacks, natural disasters, and man-made events.

SUBCOMMITTEES OF EROC
Subcommittees of EROC include:
● the Financial Risk Committee,
● the Compliance Risk Committee,
● the Credit Risk Committee,
● the Operational Risk Committee,
● the Technology Security and Risk Committee,
● the Asset and Liability Committee,
● the Capital and Stress Testing Committee, and
● the Technology Investment Committee.

Certain matters within the scope of the Risk Committee's oversight responsibilities also may fall within the scope of the oversight responsibilities of other committees of the Boards. To minimize the duplication of time and effort, the Risk Committee may defer to those other committees with respect to any such specific matters, but it may request reports or information from those other committees to determine whether those matters are being adequately addressed within our and FCB's Risk Management Framework. Additional information regarding the Risk Committee's processes is contained in the discussion under the caption "CORPORATE GOVERNANCE — Boards' Role in Risk Management."

Trust Committee

John M. Alexander, Jr. **Chairman** **Committee Meetings in 2023: 4**	**Other Committee Members (1):** **Hope H. Bryant and Dr. Eugene Flood, Jr.** _____ (1) Floyd L. Keels served as a member of the Committee until his death on October 30, 2023.

In accordance with guidance from banking regulators that applies to banks with trust departments, FCB's Board of Directors has a separate Trust Committee. The Committee must be comprised of not less than three members of FCB's Board, including at least one independent director, who will be voting members and one of whom will be appointed as the Committee chairperson. The Committee may include no more than one director who also serves as an officer of FCB (who may not be an officer who participates significantly in the administration of FCB's fiduciary responsibilities). In addition to its other responsibilities listed in the table, the Trust Committee's primary purpose is to assist FCB's Board in its oversight and supervision of FCB's administration and exercise of fiduciary responsibilities and other trust activities and in its oversight of risks associated with those activities. Management subcommittees of the Trust Committee include the Trust Risk Management Committee, Trust Investment Committee, and the Trust Administrative Committee, the voting members of which are selected from our management and which report directly to the Committee and assist it in the performance of its duties.

TRUST COMMITTEE RESPONSIBILITIES

In addition to its other duties and responsibilities under its charter or as may be assigned from time to time by FCB's Board, the Trust Committee is directed to:

- review and approve the Trust Department's policies;
- review and decide whether to approve and/or ratify exceptions to Trust Committee-approved policies;
- review and assess the adequacy of the committee's charter at least annually and recommend any proposed changes to FCB's Board for consideration;
- review and approve any management committee charters at least annually and any recommended revisions;
- review and approve the regularly published fee schedules for Trust Department services;
- review and recommend for approval by FCB's Board, in accordance with applicable state statutes, the quarterly purchases and sales for discretionary accounts administered by the Trust Department;
- review and receive the minutes of the management committees;
- provide an appropriate level of effective challenge to the first and the second lines within the Trust Department;
- ensure the application of FCB's conduct and ethical standards to, and the ethical environment within, the Trust Department;
- oversee the administration of client accounts by the Trust Department to ensure that it is in conformance with the FDIC's Statement of Principles of Trust Department Management;
- oversee the organizational structure of the Trust Department, including establishment of divisions or groups within the Trust Department, and the names used by the Trust Department and its divisions or groups offering fiduciary services;
- oversee the investment and disposition of assets held by the Trust Department, and monitor financial performance of investments made and investment strategies and processes utilized;
- ensure records and recordkeeping practices of the Trust Department are in compliance with any applicable rules or regulations; and
- oversee the use of vendors, services, and products by the Trust Department including, but not limited to, accounting and information systems and clearing arrangements.

Compensation, Nominations and Governance Committee

Robert T. Newcomb Chairman and Lead Independent Director Committee Meetings in 2023: 10	Other Committee Members (1): Victor E. Bell III, H. Lee Durham, Jr., David G. Leitch, and Robert E. Mason IV ——————————— (1) Mr. Leitch was appointed as a member of the Committee upon his appointment as a director effective January 1, 2024.

The CNG Committee is a joint committee of the Boards. In addition to being independent directors under Nasdaq's listing standards, under its charter members of the Committee must satisfy Nasdaq's heightened independence requirements for members of compensation committees.

As described in the following paragraphs, the Committee's duties and responsibilities are divided into three functions, including nominations, corporate governance, and compensation.

Nominations Function. In its role as the Boards' nominations committee, the CNG Committee makes recommendations to the Boards regarding the selection of nominees for election as directors at our Annual Meetings, candidates for appointment to fill vacancies on the Boards, and members and chairpersons of the various committees of the Boards. Each year the Committee also makes recommendations to the Boards regarding the selection of our and FCB's Chairman, Chief Executive Officer, Vice Chairwoman and President and a recommendation to our independent directors regarding their selection of a Lead Independent Director.

In its Board succession planning, the Committee applies a process which includes: assessment of needs and vacancies; development of candidate criteria; assembly of a candidate pool; screening, recruiting, and interviewing candidates; selection and appointment or nomination of selected candidates; and orientation and integration of new directors. The Committee seeks to identify and recommend candidates who will best serve our and our stockholders' interests. In identifying potential candidates and recommending nominees, the Committee considers incumbent directors as well as candidates who may be suggested by our management, other directors, or stockholders. The procedure for stockholders to recommend candidates to the Committee is contained below under the heading "RECOMMENDATIONS OF NOMINEES."

QUALIFICATIONS OF DIRECTOR CANDIDATES

The CNG Committee seeks to recommend Board candidates:

- who have personal and professional integrity, sound judgment, and business acumen;
- who have the time, ability, and commitment to make a constructive and meaningful contribution to the Boards;
- who, with other directors, will effectively serve the long-term interests of our stockholders; and
- who satisfy applicable requirements of state and federal laws, rules, and regulations (including banking regulations) for service as our and FCB's directors.

EVALUATION OF DIRECTOR CANDIDATES

The CNG Committee considers the size and composition of the Boards in light of our current and future needs and recommends candidates based on its assessment of, among other things:

- business, professional, personal, and educational background, skills, experience, and expertise;
- community leadership;
- independence;
- potential contributions to the Boards that are unusual or unique;
- knowledge of our organization and our and FCB's respective operations;
- personal financial interest in our and FCB's long-term growth, stability, and success;
- the past and future contributions of our current directors, and the value of continuity and prior Board experience;
- the existence of one or more vacancies on the Boards;
- our need for directors possessing particular attributes, skills, experience, or expertise;
- the role of directors in FCB's business development activities,
- diversity of individuals who bring different attributes, experiences and perspectives to deliberations; and
- other factors that it or our Boards consider relevant, including any specific qualifications that may be adopted from time to time.

While the Committee and our Boards recognize the benefits derived from boards of directors composed of individuals who bring different attributes, experiences, and perspectives to the Boards' deliberations, and while diversity is a consideration in the selection of nominees, they have not adopted any written or mandatory diversity policy or criteria applicable to the director nominations process. Accordingly, in evaluating and selecting nominees, diversity is one of the multiple factors considered by the Committee and the Boards.

Governance Function. In its role as the Boards' joint governance committee, the CNG Committee has a range of governance-related responsibilities.

In addition to its responsibilities listed in the table, and as provided in our Corporate Governance Guidelines and described above under the caption "CORPORATE GOVERNANCE — Director Independence," our Board has directed the Committee to annually assess each director's independence and report its findings in connection with the Board's annual determination of which of the directors the Board considers to be "independent." Between those annual determinations, on an ongoing basis the Committee is directed to monitor the status of each director and inform the Board of changes or events that may affect a director's ability to exercise independent judgment.

GOVERNANCE RELATED RESPONSIBILITIES

In addition to its other duties and responsibilities under its charter or as may be assigned from time to time by the Boards, as the Boards' joint governance committee the CNG Committee is directed to:

- evaluate and make recommendations to the Boards concerning our board and governance structure, the number, size, composition, and responsibilities of committees of the Boards, and committee membership rotation practices;

- annually review our Corporate Governance Guidelines and recommend for our Board's approval any changes the Committee considers necessary or advisable;

- establish the knowledge, skills, experience, qualifications, and performance criteria for directors and committees of the Boards in accordance with our strategic needs, our Corporate Governance Guidelines, applicable laws, regulations and standards, and other criteria or minimum qualifications as the Committee may recommend;

- annually review our Directors Code of Ethics, review directors' compliance with the Code, evaluate and make recommendations to the Boards concerning any request for a waiver from the Code, and oversee our management's processes and procedures for enforcement of the Code;

- conduct annual evaluations of our Chief Executive Officer's performance, and coordinate and facilitate an annual self-evaluation by the Boards and their committees of their own performance, and report the results of the evaluations to the Boards;

- with the Chairman of the Boards and our Corporate Secretary, develop an orientation program for new directors and continuing education opportunities for incumbent directors;

- oversee our communications with stockholders in connection with our Annual Meetings and otherwise; and

- make recommendations to the Boards as appropriate regarding succession planning for key Board positions, our Chief Executive Officer, and other key positions as the Boards may deem appropriate.

Compensation Function. In its role as the joint compensation committee of the Boards, the CNG Committee reviews and provides overall guidance to the Boards regarding our executive compensation and benefit programs.

After receiving the Committee's recommendations, the Boards make all final decisions regarding executive compensation matters, with the exception of payments and awards under the LTIP and MPP which are the sole responsibility of the Committee. The Committee also reviews and makes recommendations to the Boards regarding amounts of compensation paid or provided to our directors.

In its review and consideration of compensation matters, the Committee works closely with our Chief Human Resources Officer and his staff. In considering compensation to be paid to our executive officers named in the Summary Compensation Table below, the Committee considers the results of its annual evaluation of our Chief Executive Officer's performance and, in the case of officers other than himself, information provided from time to time by our Chief Executive Officer about their performance and his recommendations as to their compensation.

The Committee may retain or obtain the services of outside consultants or other advisors at our or FCB's expense, and under its charter the Committee is directly responsible for the appointment, compensation, terms of engagement, and oversight of the work of its consultants and advisors. Since 2013, the Committee has retained the services of Pay Governance LLC ("Pay Governance"), which is a national executive compensation consulting firm and which also served as compensation consultant to CIT's Board of Directors' independent Compensation Committee prior to the CIT Merger. Pay Governance's engagement each year contemplates that it will prepare market and peer analyses comparing our executives' and directors' compensation rates to the market compensation paid by similar financial services organizations to their officers and directors in similar positions, advise the Committee regarding its responsibilities and developments in compensation rules and practices, consult with our management and the Committee regarding our annual and strategic plans and the formulation of their compensation recommendations, and assist the Committee in its consideration of new, and changes to existing, compensation plans and strategies. Pay Governance also assists in the review of the discussion of our executive compensation program included under the heading "COMPENSATION DISCUSSION AND ANALYSIS." Additional information about Pay Governance's work with the Committee is contained under that heading. While Pay Governance's advice is a resource considered by the Committee in its decision-making process, other than in a consulting and advisory capacity Pay Governance has no role in the Committee's compensation decisions or recommendations made to the Boards.

COMPENSATION RELATED RESPONSIBILITIES

In addition to its other duties and responsibilities under its charter or as may be assigned from time to time by the Boards, as the Boards' joint compensation committee the CNG Committee is directed to:

- establish our overall compensation philosophy and practices and regularly review them to determine the overall risk profile of our compensation program;

- oversee an annual review all of our and FCB's compensation plans, including all incentive and variable pay plans within specific divisions of FCB, to determine whether there are potential areas of risk that reasonably could be expected to have a material adverse effect on our business and financial results, and ensure continuing oversight and mitigation of risk within our and FCB's compensation practices;

- administer and approve all grants of award opportunities and payments of awards under FCB's LTIP and MPP;

- review and make recommendations to the Boards regarding all other executive compensation matters, including:

  ➢ amounts of cash and other compensation paid or provided to, and the adoption of or revisions to compensation, incentive, retirement, or other benefit plans that affect, our and FCB's Chief Executive Officer and other executive officers; and

  ➢ at the request of the Boards, amounts of cash and other compensation paid or provided to, and the adoption of or revisions to compensation, incentive, retirement, or other benefit plans that affect, other individually named officers or associates.

The following chart describes the process through which executive compensation decisions are made by the CNG Committee.



HOW WE PLAN COMPENSATION		
Our Chief Executive Officer	**Independent Executive Compensation Consulting Firm**	**CNG Committee**
• Chief Executive Officer provides information about individual officers' performance and his recommendations for their compensation. • Management consults with our executive compensation consulting firm regarding our annual and strategic plans and market conditions, our compensation philosophy, and the formulation of our consultant's compensation recommendations.	• Reports to the CNG Committee on trends in executive compensation practices, and prepares market and peer analyses comparing our executives' and directors' compensation to the market compensation paid by similar financial services organizations to their officers and directors in similar positions. • Advises the CNG Committee regarding its responsibilities and developments in compensation rules and practices. • Assists the CNG Committee in its decisions regarding new LTIP and MPP awards, the formulation of its executive compensation recommendations to the Boards, and its consideration of new and changes to existing compensation plans and strategies. • Assists in the review of the discussion of our executive compensation program included under the heading "COMPENSATION DISCUSSION AND ANALYSIS."	• Makes the final decisions concerning payments and awards under the LTIP and MPP. • In coordination with our Chief Human Resources Officer and his staff, reviews and makes recommendations to the Boards regarding amounts of salaries and other compensation paid or provided to our executive officers. • Considers the results of its annual evaluation of our Chief Executive Officer's performance in setting his compensation, along with the voting results from the most recent "say-on-pay" resolutions submitted to our stockholders. • Reviews and makes recommendations to the Boards regarding amounts of compensation paid or provided to our directors.

During early January 2023, representatives of Pay Governance met with the Committee to present its market and peer analyses and to discuss our executive and director compensation, market conditions and recent trends in executive compensation practices, our compensation philosophy, and various considerations that may affect the Committee's executive and director compensation decisions. Those representatives also met with our Chief Executive Officer to discuss the results of the market and peer analyses, our business strategies, and management's recommendations for 2023 base salary rates of executive officers and LTIP and MPP award grants. Pay Governance participated in a later meeting during early 2023 at which the Committee formulated and approved its recommendations to our Boards for 2023 executive base salary rates and 2023 director compensation, approved new LTIP award grants for the 2023-2025

Performance Period and MPP award opportunities related to the CIT Merger for 2023, and determined the amounts of payments to be made for LTIP awards previously granted for the just-ended 2020-2022 Performance Period and for MPP awards for 2022. During the remainder of 2023, Pay Governance met with the Committee during May to discuss executive compensation, including post-acquisition compensation design, and during July, following the SVB Acquisition, to discuss the July 2023 MPP awards and the compensation of our directors.

Pay Governance served as the Committee's independent consultant and, during 2023, did not provide other services for us or FCB. In accordance with Nasdaq's listing requirements, each year the Committee reviews various factors (including the factors described in rules of the SEC) that may pose a conflict of interest on the part of its consultants and advisors as well as their individual representatives who provide services to the Committee. No conflict of interest was identified in the most recent review regarding Pay Governance. The CNG Committee reviews its engagement of Pay Governance each year, and the Committee may engage different consultants at any time.

Effect of Risk Management on Compensation

The CNG Committee is accountable for oversight of our compensation philosophy and practices to determine the overall risk profile of our compensation program. As a part of that risk oversight process, the Committee oversees an annual review of all of our and FCB's compensation plans, including all incentive and variable pay plans within specific divisions of FCB, to identify any potential risks that reasonably could be expected to have a material adverse effect on our business and financial results, and to help ensure continuing oversight and mitigation of risk within our compensation practices. The Risk Committee may request reports or information from the CNG Committee regarding matters relevant to the Risk Committee's oversight responsibilities for our enterprise-wide Risk Management Framework.

During 2023, we began implementation of enhancements to the Incentive Compensation Risk Management Program, including new risk-balancing mechanisms. Those mechanisms include a compilation of results by control function for each business unit, with business units that experience an adverse risk outcome receiving an assessment of individuals responsible for the adverse outcome based on various matters, including compliance failures, sales practices, ethics policy violations, significant operational losses, or other significant risk events. The goal of the assessments is to help identify and mitigate imprudent risk taking within business units, including risk taking that may arise from incentive compensation arrangements.

Our executive officers participate in FCB's LTIP and MPP, and certain business units and divisions within FCB have incentive, commission, and variable pay plans that have unique structures, goals, and reward levels in which other officers and associates participate. The Committee believes that, as currently administered, the LTIP and MPP are focused on performance goals that are aligned with our stockholders' long-term interests, that none of those other plans provide for award levels that are over-weighted to a specific business unit or service, and that those other plans are structured in ways that the Committee believes protect our organization.

Compensation Committee Report

This report has been furnished by the CNG Committee, the members of which are named below, in the Committee's capacity as the Boards' joint compensation committee. The Committee has:

- reviewed and discussed with management the Compensation Discussion and Analysis that is included in this proxy statement; and

- based on that review and discussion, recommended to the full Board of Directors that the Compensation Discussion and Analysis be included in our proxy statement and 2023 Annual Report.

The Compensation, Nominations and Governance Committee:

| *Robert T. Newcomb* | *Victor E. Bell III* | *H. Lee Durham, Jr.* | *David G. Leitch* | *Robert E. Mason IV* |

COMPENSATION DISCUSSION AND ANALYSIS

In this section, we describe the material components of our executive compensation program for the executive officers named in the 2023 Summary Compensation Table and other compensation tables under the heading "EXECUTIVE COMPENSATION," who we refer to in this discussion as our "NEOs." This discussion also provides an overview of our compensation philosophy and objectives, and how and why our CNG Committee implements compensation processes and arrives at specific compensation decisions and recommendations for our NEOs.

Our 2023 NEOs are listed below, with their positions during 2023 (which they continue to hold), in the order in which they appear in the Summary Compensation Table.



Frank B. Holding, Jr.

Chairman and Chief Executive Officer



Craig L. Nix

Chief Financial Officer



Hope H. Bryant

Vice Chairwoman



Peter M. Bristow

President



Lorie K. Rupp

Chief Risk Officer

TABLE OF CONTENTS

EXECUTIVE SUMMARY

Our Executive Compensation Philosophy and Objectives

The CNG Committee endeavors to align executive officers' compensation with our long-term business philosophy and achieve our objectives of:

- rewarding sustained long-term performance, service, and loyalty;

- balancing business risk with sound financial policy and stockholders' interests, and aligning the interests of our executive officers with the long-term interests of our stockholders by encouraging growth in the value of our company and our stockholders' investments;

- enabling us to attract, motivate, and retain qualified executive officers; and

- providing compensation to our executive officers that is competitive with comparable financial services companies.

Because the performance-based compensation of our executive officers is paid in cash and does not include equity-based compensation, we do not have stock ownership requirements or guidelines for executive officers. However, as discussed elsewhere in this proxy statement, our Board has adopted a policy that prohibits our executive officers from hedging, or pledging as collateral for any loan, any shares of our common stock they own, subject to exceptions for certain "grandfathered" pledges and certain pledges approved by our Audit Committee following a review of relevant factors. For purposes of the policy, a "hedge" means any financial instrument, derivative transaction, or trading strategy designed to hedge or offset any decrease in the market value of our stock, such as a covered call, collar, prepaid variable forward sale contract, equity swap, exchange fund, or similar transaction.

Executive Compensation Highlights

Our executive compensation program is administered by the CNG Committee, which is focused on performance-based components of executive compensation in order to promote performance that will increase stockholder value and improve the overall effectiveness of our compensation program. During 2023, the Committee again engaged Pay Governance to evaluate our executive compensation and assist the Committee in maintaining a program that is both fair and effective. The following paragraphs summarize the Committee's and our Boards' actions and decisions with respect to the compensation of our NEOs for 2023 and 2024.

2023 Compensation Actions and Decisions

- *Base Salaries* — In January 2023, the Committee recommended and the Boards approved no changes in the base salary rates of our NEOs for 2023.

- *Continued Use of Growth in Tangible Book Value as the LTIP Performance Metric* — As noted below, the Committee continued to use growth in the tangible book value of our common stock as the primary component of the performance measure for the determination of LTIP awards. Tangible book value per share is defined as an amount equal to our total assets, minus our intangible assets, minus our liabilities, divided by the aggregate number of outstanding shares of both classes of our common stock. The central objective of our strategic plan is to build the long-term value of our company and our stockholders' investments, and the Committee believes growth in tangible book value per share is a key driver of long-term value. As a result, the Committee believes the performance goals under our LTIP, from which our executives derive a substantial portion of their compensation, are consistent with our focus on long-term objectives and emphasis on financial stability and growth in stockholder value, which are factors that have contributed to our financial success over the years.

- *Long-Term Incentive Plan ("LTIP") New Awards and Payments:*

  ➢ In January 2023, the Committee approved the grant of cash-based LTIP performance awards to our NEOs for a three-year 2023-2025 Performance Period based on the same performance measure used in prior years — the growth rate of our tangible book value, plus dividends paid (the "TBV+D Growth Rate"), subject to certain adjustments. As with the grants made in 2022, the Committee set the Threshold, Target, and Stretch TBV+D Growth Rate goals of 12%, 30%, and 48%, respectively, with payment opportunities for performance at those levels to be based on 50%, 100%, and 150% of the Target Amounts of the awards.

  ➢ During January 2024, the Committee approved payment of the three-year cash performance awards previously granted under the LTIP for the 2021-2023 Performance Period, which are reported in this proxy statement as compensation for 2023.

- *Merger Performance Plan ("MPP") New Awards and Payments:*

  ➤ In February 2023, the Committee approved new MPP cash performance award opportunities for 2023, which could become payable at Target levels dependent on continued achievement of CIT Merger integration and conversion milestones, realization of remaining merger cost savings, and leveraging of merger synergies and benefits, as well as individual performance.

  ➤ In July 2023, following the SVB Acquisition, the Committee approved performance award opportunities under the MPP for 2023, which could become payable at Threshold, Target, and Maximum levels dependent on achievement of integration and conversion milestones, the realization of cost savings and synergies, and risk management objectives, as well as individual performance, related to the SVB Acquisition.

  ➤ In January 2024, the Committee assessed achievement of performance objectives with respect to the 2023 MPP awards and approved payment of the February MPP awards related to the CIT Merger and the July MPP awards related to the SVB Acquisition to each our NEOs at the maximum levels, all of which are reported in this proxy statement as compensation for 2023.

- *No Change in Control Arrangements or Stock-Based Compensation* — We have no employment or change of control agreements with any of our current NEOs and we have not provided them with any equity or stock-based compensation.

- *Continued Focus on Performance-Based Compensation* — By recommending no increases for 2023 in the base salaries of our NEOs, maintaining increased individual "Stretch" opportunity levels with respect to LTIP awards granted for the 2023-2025 Performance Period at 150% of the Target Amounts (as compared to 125% for awards granted prior to 2022), and approving award opportunities to NEOs under the MPP with performance objectives including integration and conversion milestones, cost savings and synergies, and risk management, as well as individual performance, the Committee continued to focus on performance-based compensation as a substantial component of our NEOs' total compensation.

- *Incentive Compensation Risk Management Program.* The Committee and the Boards' began implementation of enhancements to the Incentive Compensation Risk Management Program to include new risk-balancing mechanisms in incentive compensation arrangements in order to help identify and mitigate risk taking that might arise from incentive compensation arrangements.

2024 Compensation Actions and Decisions

- *Base Salaries* — In January 2024, for the first time since 2021, the Committee recommended and the Boards approved the following merit-based increases in the base salaries of our NEOs for 2024: 3.0% for Mr. Holding, 7.4% for Mr. Nix, 3.6% for both Mrs. Bryant and Mr. Bristow, and 4.5% for Mrs. Rupp.

- *LTIP Awards* — In January 2024, the Committee approved the grant of LTIP cash performance awards for a new, three-year 2024-2026 Performance Period based on the same TBV+D Growth Rate performance measure used in prior years and with increased Target Amounts and payment opportunities as compared to the 2023-2025 awards. The Committee set the same Threshold, Target, and Stretch TBV+D Growth Rate goals of 12%, 30% and 48%, respectively, and with payments for performance at those levels based on the same 50%, 100%, and 150% of the Target Amounts.

- *MPP Awards* — In January 2024, the Committee approved new performance award opportunities under the MPP for 2024 for NEOs. For 2024 award opportunities, performance objectives with respect to the CIT Merger include the optimization of merger cost savings and synergies, risk management, individual performance, our overall results, and other related specific goals, and with respect to the SVB Acquisition, the performance objectives include timely integration achievement, risk management, individual performance, our overall results, and other related specific goals.

Compensation Program Evolution

Our executive compensation program is designed to align NEO compensation with our long-term business philosophy and achieve the objectives noted above, and it has continued to focus on performance-based components of executive compensation in order to promote performance that will increase stockholder value and improve the overall effectiveness of our compensation program. Beginning in 2021, the CNG Committee has taken steps toward future pay competitiveness of our NEO compensation against the comparably sized regional financial institutions with which we compete for business and talent following the CIT Merger and the SVB Acquisition through adjustments to base salaries in 2021 and 2024, and, beginning in 2022, expanded performance-based incentive opportunities under the LTIP for overlapping three-year performance periods, and annual awards under the MPP based upon performance objectives related to our mergers and acquisitions. As a result, performance-based compensation has continued to make up an increasingly substantial portion of our NEOs' total compensation.

The Process of Evaluating Executive Officer Compensation

Overview. Each January, the CNG Committee reviews total compensation paid or provided to our executive officers, considers changes in the executive officers' base salaries, and makes recommendations to the Boards regarding the salaries of our executive officers for the coming year. Each year the Committee also approves payments under existing awards granted under the LTIP and MPP for which the periods covered by the awards have ended and approves new award opportunities under each plan. After receiving the Committee's recommendations, the Boards approve all executive officer compensation, with the exception of payments and awards under the LTIP and the MPP which, under the terms of the plans, are the sole responsibility of the Committee.

The Committee evaluates the performance of our Chairman and Chief Executive Officer each year. Recent evaluations have included, in addition to our financial performance, an evaluation, through survey responses from our directors and Executive Leadership Team members, of his performance in various other areas, including leadership, talent and culture development, Board relations, and financial management, and the Board's assessment of the extent of achievement of our company's "Competitive Path" objectives set out for each year. The Committee and Boards consider the results of that performance evaluation in decisions each year regarding the amounts of our Chief Executive Officer's salary, incentive award levels, and other compensation matters, and, because the individual performance of all of our executive officers contribute to our financial performance and the achievement of corporate objectives, the results of that evaluation also are considered by the Committee and Boards in decisions regarding the compensation of our other NEOs.

Independent Compensation Consultant. In setting compensation paid to our NEOs for 2023, the CNG Committee again retained Pay Governance as its independent compensation consultant. As part of their services, Pay Governance prepared market analyses for the Committee comparing our executives' then-current compensation rates to the market median compensation paid by similar financial services organizations to their officers in similar positions. The analyses focused on:

CNG COMMITTEE COMPENSATION REVIEW

In reviewing our NEOs' compensation, the Committee considers:

- the scope of each officer's responsibilities;

- market analyses provided by the Committee's independent consultant comparing our NEOs' compensation to compensation paid to persons in each NEO's position in similar financial services organizations, and executive compensation data compiled by the independent consultant for a group of industry peer companies;

- our overall financial and operating performance, including our three-year TBV+D Growth Rate in the determination of payments of LTIP awards and the achievement of integration goals in the determination of payments of MPP awards, and, in decisions regarding the compensation of our NEOs in general, our internal "Financial True North" metrics which include net income, loan growth, deposit growth, noninterest income and expense, and net loan charge-offs;

- achievement of internal company objectives set out in our "Competitive Path" which is formulated at the beginning of each year to establish goals for management for the year in various areas;

- individual performance of our NEOs;

- Board and Executive Leadership Team survey results regarding the Chief Executive Officer's performance;

- internal equity of our NEOs' current compensation and their levels of compensation in comparison to other NEOs; and

- voting results on the most recent say-on-pay resolutions submitted to our stockholders, as well as any feedback received by the Committee from stockholders outside the voting process.

- base salaries;

- total cash compensation (which included base salaries and target annual incentive awards); and

- total direct compensation (which included total cash compensation and the expected value of long-term incentives).

For purposes of the market analyses, Pay Governance used Willis Towers Watson's Financial Services Executive Compensation Surveys, which included pay data for over 200 companies in the financial services industry. Our executive positions were compared to similar positions in similarly sized organizations. Statistical regression analyses were also performed to size-adjust the survey data to achieve a close correlation with our total asset scope, providing a more accurate view of the market data.

To further assist the Committee in understanding our compensation marketplace, each year Pay Governance reviews publicly available proxy-reported data for a group of industry peer companies consisting of publicly traded financial institutions that primarily concentrate on retail and business banking operations headquartered in the United States. Our peer companies used in informing pay decisions for 2023 consisted, at the time, of 14 publicly traded regional financial institutions that had assets between $50 billion and $225 billion.

The Committee generally compares the compensation of each NEO in relation to the 50th percentile of the peer group for similar positions. In addition, the Committee takes into account various factors such as our performance within the peer group, the unique characteristics of each individual's position, and any succession and retention considerations. Generally, differences or similarities in the levels of total direct compensation among the NEOs are driven primarily by the scope of their responsibilities, market data for similar positions, and considerations of internal equity within our Executive Leadership Team.

Consideration of Last Year's "Say-on-Pay" Vote. At each Annual Meeting, our stockholders vote on a non-binding advisory resolution (a "say-on-pay" resolution) to approve the compensation paid to our NEOs as described in the proxy statement for that meeting. At our 2023 Annual Meeting stockholders approved the proposal with over 95% of the votes entitled to be cast with respect to shares present in person or by proxy, and which were voted or abstained at the meeting, being cast for approval. In connection with its reviews and decision-making process and the setting of our NEOs' compensation for 2023 and 2024, the Committee took into account the voting results on those proposals at our preceding years' Annual Meetings. The Committee believes the voting results on our say-on-pay resolutions indicate that our stockholders understand and support our executive compensation philosophy and objectives. The Committee will continue to consider each year's say-on-pay voting results, as well as any feedback received from stockholders outside the voting process, in evaluating our executive compensation plans, policies, and practices and its decisions regarding executive compensation.

At our 2023 Annual Meeting, stockholders also voted on a "say-on-frequency" proposal, expressing their preference whether future say-on-pay votes should be held every year, every two years, or every three years. Consistent with our Board's recommendation, stockholders approved the "every year" option. Accordingly, a say-on-pay resolution is being submitted for a vote of our stockholders at the Annual Meeting. Another say-on-frequency proposal is expected to be submitted for a vote of our stockholders at the 2029 Annual Meeting.

Tax and Accounting Considerations; Deductibility of Executive Compensation. In evaluating compensation program alternatives, the CNG Committee has considered the potential impact on our company of Section 162(m) of the Internal Revenue Code of 1986. Section 162(m) generally disallows a tax deduction to public corporations for compensation over $1.0 million paid for any fiscal year to their chief executive officers and certain other named executive officers. The Committee believes it is important to maintain flexibility in designing compensation programs that it considers to be effective and in the best interests of our stockholders, even if that approach results in payments that are not deductible under Section 162(m).

Incentive Compensation Risk Management. During 2023, we began implementation of enhancements to the Incentive Compensation Risk Management Program, including new risk-balancing mechanisms. Those methods include a compilation of results by control function for each business unit, with business units that experience an adverse risk outcome receiving an assessment of individuals responsible for the adverse outcome based on various matters, including compliance failures, sales practices, ethics policy violations, significant operational losses, or other significant risk events. The goal of the assessments is to help identify and mitigate imprudent risk taking within business units, including risk taking that may arise from incentive compensation arrangements.

2023 PEER COMPANIES

Citizens Financial Group, Inc

Comerica Incorporated

Fifth Third Bancorp

First Horizon Corporation

First Republic Bank

Huntington BancShares

KeyCorp

M&T Bank Corporation

Regions Financial Corporation

Signature Bank

SVB Financial Group

Synovus Financial Corp

Webster Financial Corporation

Zions Bancorporation, National Association

Executive Compensation Components

The components of compensation paid to or received by our executive officers for 2023 are summarized in the following table.

Compensation Component	Component Elements	Purpose	Component Risk Profile
Base Salary	• Cash compensation	Provides fixed annual compensation that is comparable with other similarly sized financial institutions and helps attract and retain our executive officers and other associates	Low
Long-Term Incentive Plan Awards	• Awards of performance-based cash compensation measured by the extent to which goals are met during award Performance Periods	Ties a substantial portion of NEO compensation to company performance and growth in the value of our stockholders' investments, promotes a closer identification of the interests of plan participants with company interests and the long-term interests of stockholders, stimulates efforts to enhance efficiency, profitability, and growth in value of our company and stockholders' investments, and enhances our ability to recruit and retain officers who are participants	Low
Merger Performance Plan Awards	• Awards of annual performance-based cash compensation tied to realization of intended benefits to our company and stockholders of our mergers and acquisitions, with performance objectives tied to one or more of the following: timely achievement of stabilization, integration, or optimization milestones, realization of merger or acquisition cost savings and synergies, risk management, individual performance, or other related specific objectives as assigned.	Provides a cash incentive for the realization of projected benefits to our company and our stockholders from mergers and acquisitions, which promotes a closer identification of the interests of plan participants with company interests and the long-term interests of stockholders, and stimulates efforts to enhance efficiency, profitability, and growth in value of our company and stockholders' investments	Low
Retirement Benefits	• Defined benefit pension plans • Matching contributions to Section 401(k) defined contribution plan accounts, and additional profit-sharing contributions under one of the Section 401(k) plans	Provides competitive levels of retirement income for our NEOs and other associates	Low
Nonqualified Deferred Compensation Plan	• Deferral of up to 80% of base salary and LTIP award payments under the plan • Earnings (or losses) on voluntary deferrals by plan participants based on deemed investments of participants' accounts in outside investment funds selected by participants from a menu of hypothetical investment options available under the plan	Provides an opportunity for plan participants to save for retirement and other long-term financial goals on a tax-deferred basis by electing to defer their receipt of portions of their salaries and LTIP award payments	Low

Compensation Component	Component Elements	Purpose	Component Risk Profile
Nonqualified Separation from Service Agreements	• Cash following separation from service at or after agreed-upon ages • Death benefit	Retain and reward the long-term service and loyalty of certain key decision makers, and assure their continued loyalty following a separation from service	Low
Perquisites	• Maintenance and monitoring of home security systems • Limited staff services for personal activities • Limited other personal benefits provided from time to time	Provide limited personal benefits to certain executive officers in furtherance of our risk management program, for the officers' convenience, and from time-to-time for other specific purposes	Low

Cash Compensation

Until the initial adoption of our LTIP during 2014, base salaries represented the primary component of our executive compensation program. Since that time, our company has grown significantly but, with certain exceptions based on various considerations, including internal pay equity, increases in our NEOs' base salaries have been limited, while incentive compensation through performance-based awards under the LTIP and the MPP has become a substantial portion of our NEOs' annual total compensation.

Base Salaries. In making its recommendations regarding 2023 and 2024 base salaries for our NEOs, the Committee considered various factors, including our 2022 and 2023 financial and operating performance and the other factors described below.

Consideration of the base salary rates of our Chief Executive Officer, Frank B. Holding, Jr., for 2023 and 2024 took into account the Committee's evaluation of his performance during 2022 and 2023 (including consideration of our internal financial metrics and the extent of achievement of our corporate objectives), his 2022 and 2023 total compensation, the market and peer analyses (that included larger, regional financial institutions that became our peers following the CIT Merger and, for 2024, the SVB Acquisition) as prepared by Pay Governance, the incentive opportunities provided to him under the LTIP and MPP, and the total compensation of our other NEOs. For 2023, and consistent with its focus on performance-based compensation, the Committee recommended no increase in Mr. Holding's base salary rate, and for 2024, the Committee recommended a 3.0% increase in his base salary rate.

In considering its recommendations for the 2023 and 2024 base salary rates of our other NEOs, the Committee took into account our internal financial metrics and the extent of achievement of our corporate objectives during 2022 and 2023, their 2022 and 2023 total compensation, the market and peer analyses prepared by Pay Governance, their incentive opportunities under the LTIP and MPP, and, in the case of each NEO, the total compensation of our other NEOs and their total compensation as compared to similarly sized, regional financial institutions following the CIT Merger and, for 2024, the SVB Acquisition. Consistent with its focus on performance-based compensation, the Committee recommended no increase in base salary rates for Mr. Nix, Mrs. Bryant, Mr. Bristow, and Mrs. Rupp for 2023, and for 2024, the Committee recommended the following increases in base salary rates: 7.4% for Mr. Nix, 3.6% for Mrs. Bryant and Mr. Bristow, and 4.5% for Mrs. Rupp.

The following table shows the base salary rates of our Chief Executive Officer and our other four NEOs, and the percentage increases in their salaries, from 2021 through 2024.

	2021 Base Salary		2022 Base Salary		2023 Base Salary		2024 Base Salary	
	% Increase	Salary Rate	% Increase	Salary Rate	% Increase	Salary Rate	% Increase	Salary Rate
Frank B. Holding, Jr. Chairman and Chief Executive Officer	2.96%	$ 1,010,000	0.00%	$ 1,010,000	0.00%	$ 1,010,000	3.0%	$ 1,040,000
Craig L. Nix Chief Financial Officer	6.30%	675,000	0.00%	675,000	0.00%	675,000	7.4%	$ 725,000
Hope H. Bryant Vice Chairwoman	3.70%	700,000	0.00%	700,000	0.00%	700,000	3.6%	$ 725,000
Peter M. Bristow President	3.70%	700,000	0.00%	700,000	0.00%	700,000	3.6%	$ 725,000
Lorie K. Rupp Chief Risk Officer	10.00%	550,000	0.00%	550,000	0.00%	550,000	4.5%	$ 575,000

Long-Term Incentive Plan ("LTIP"). Since 2014, we have rewarded long-term performance through cash award opportunities that may be earned based on the extent of attainment of performance goals under our LTIP. The LTIP is intended to reinforce the link between the interests of our participating officers and the interests of our company and our stockholders, and to motivate and reward executive officers for their contributions toward achieving our strategic plan's central objective of building the long-term value of our company and our stockholders' investments. Cash incentive awards may be granted by the Committee under the LTIP in amounts ("Target Amounts") which are expressed as percentages of officers' base salaries. The awards represent opportunities to receive cash payments based on the extent to which performance goals set by the Committee at "Threshold" (i.e., minimum), "Target," and "Stretch" (i.e., maximum) levels are met or exceeded during stated periods of time ("Performance Periods"). If performance over the Performance Period exceeds the Threshold level but not the Target level, or exceeds the Target level but not the Stretch level, the amount earned by each officer will be interpolated by the Committee. The maximum amount of awards that may be paid under the LTIP to any one participant in any one fiscal year is $10 million.

Since its inception, awards generally have been granted under the LTIP each year for overlapping three-year Performance Periods and with performance objectives based on cumulative growth in the tangible book value per share ("TBV") of our common stock plus cumulative dividends per share ("D") paid over the applicable Performance Periods (the "TBV+D Growth Rate"). Our TBV on each measurement date is the amount equal to our total assets, minus our intangible assets, minus our liabilities, divided by the aggregate number of outstanding shares of both classes of our common stock. The Committee believes growth in TBV is a key driver of long-term value. As a result, the Committee believes that using growth in TBV as the primary component of the performance goals for our LTIP is consistent with our focus on long-term objectives and our emphasis on financial stability and growth in stockholder value. The Committee believes those objectives are factors that have contributed to our financial success over the years.

The TBV+D Growth Rate is determined according to the following formula:

$$\frac{(\text{Ending TBV minus Beginning TBV) plus D}}{\text{Beginning TBV}}$$

"Beginning TBV" and "Ending TBV" are measured at the beginning and end of the relevant Performance Period and are subject to adjustments the Committee is authorized by the terms of the LTIP to make in order to eliminate, or to spread over several years, the effect of strategic decisions made by the Board during a Performance Period, such as bargain purchase gains and other merger or acquisition-related items, and share repurchases and other items that may have an immediate impact on TBV but which the Board believes will be beneficial to stockholders in future years. For example, the Committee excluded the significant net positive effects on tangible book value of the CIT Merger in 2022 and the SVB Acquisition in 2023 from the calculation of TBV in order to remove the impact of these strategic transactions from the determination of LTIP payments for the Performance Periods covering these years. Had the Committee not made these adjustments, those transactions alone may have maximized awards under the LTIP, and the intended incentive aspect of the LTIP awards for these Performance Periods may not have been realized.

During January 2023, the Committee approved the grant to our NEOs and other selected officers of cash-based LTIP performance award opportunities for a new, three-year 2023-2025 Performance Period. Consistent with all previously granted awards, the awards may be earned based on our TBV+D Growth Rate during the Performance Period in comparison to goals established by the Committee. Percentages of our NEOs' base salaries used for the determination of the Target Amounts of their awards, and the Threshold, Target, and Stretch TBV+D Growth Rate goals of 12%, 30%, and 48%, respectively, included the same increased Target and Stretch goals as were approved for awards granted during 2022. Those goals would result in participants earning 50%, 100%, and 150%, respectively, of the Target Amounts of their awards (the "Award Percentage"), which were the same as the Award Percentages for the awards granted in 2022. The awards granted in 2022 reflected an increase in the Award Percentage for performance at the Stretch level from 125% to 150%. As a result, under both the 2022-2024 and 2023-2025 awards, payment of awards at 100% of the Target Amount would require achievement of a higher TBV+D Growth Rate (30% versus 24%) than for awards prior to 2022, and attainment of the increased Stretch performance goal (48% versus 36%) would result in payment of a higher percentage of the Target Amount than for awards prior to 2022 (150% versus 125%). LTIP awards granted to our NEOs during 2023 are listed in the Grants of Plan-Based Awards table.

In granting the 2023 awards, the Committee continued use of a standard form of award agreement first adopted during 2022 that imposes non-solicitation and nondisclosure obligations on participants as conditions to the awards. The non-solicitation obligations cover the term of each participant's employment with FCB and a period of one year after termination of employment, while the nondisclosure obligations cover all times during and after each participant's employment with FCB. During the non-solicitation period, other than on behalf of FCB, each participant is generally prohibited from employing or soliciting for employment any associate of FCB who was supervised by or was personally known to the participant, or soliciting the business of any customer or prospective customer with whom the participant had material contact. Subject to customary limitations, the nondisclosure provisions require the participant to maintain the confidentiality of all of FCB's business information, trade secrets, and data and return all such materials in his or her possession to FCB upon termination of employment.

During January 2024, the Committee approved payments for the three-year awards granted during January 2021 for the 2021-2023 Performance Period that ended on December 31, 2023. After making adjustments (which, in the aggregate, reduced the TBV+D Growth Rate) to, among other things, eliminate the significant net positive effects on tangible book value of the CIT Merger during 2022 and the SVB Acquisition during 2023 (which alone may have maximized awards under the LTIP), and to continue spreading over three years the impacts of share repurchases and of intangible assets related to other acquisitions in prior years, the Committee determined that our TBV+D Growth Rate, as so adjusted, for the 2021-2023 Performance Period exceeded the Stretch performance level of 36.0%, and it approved payments to LTIP participants, including our NEOs, at the maximum Award Percentage of 125% of the Target Amounts of the awards. Those payments made to our NEOs are included in the aggregate amounts on the 2023 line of the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table and are separately listed in Footnote 4 to that table.

A listing of the new awards granted to our NEOs during 2023, and additional information regarding the LTIP and the payments approved by the Committee for the 2021-2023 Performance Period, is provided in the discussion under the caption "EXECUTIVE COMPENSATION — Grants of Plan-Based Awards."

In setting the percentages of our NEOs' base salary rates as the Target Amounts of awards, the Committee attempts to provide our NEOs with aggregate amounts of salary and incentive opportunities each year that it considers appropriate based on the market and peer analyses of total direct compensation for officers of other companies in similar positions as our NEOs. Since the LTIP was adopted, the percentages of our NEOs' base salary rates that may be paid at Target levels of performance generally have increased, while, in general, there have been limited increases in our NEOs' base salaries. As a result, payments of performance-based LTIP awards have become a substantial portion of our NEOs' total compensation, which aligns with our philosophy of emphasizing and rewarding sustained long-term performance.

The following table lists percentages of base salary rates and dollar amounts that could be paid in future years to our NEOs at each performance level under all outstanding LTIP awards they currently hold, including those granted to them in January 2024 for the 2024-2026 Performance Period.

Name	Performance Period	Target Level Percentage of Base Pay	Potential Payment for Performance at:		
			Threshold Level (1)	Target Level (1)	Stretch Level (1)
Frank B. Holding, Jr.	2024-2026	550%	$ 2,860,000	$ 5,720,000	$ 8,580,000
	2023-2025	475%	2,398,750	4,797,500	7,196,250
	2022-2024	475%	2,398,750	4,797,500	7,196,250
Craig L. Nix	2024-2026	400%	1,450,000	2,900,000	4,350,000
	2023-2025	325%	1,096,875	2,193,750	3,290,625
	2022-2024	325%	1,096,875	2,193,750	3,290,625
Hope H. Bryant	2024-2026	460%	1,667,500	3,335,000	5,002,500
	2023-2025	400%	1,400,000	2,800,000	4,200,000
	2022-2024	400%	1,400,000	2,800,000	4,200,000
Peter M. Bristow	2024-2026	460%	1,667,500	3,335,000	5,002,500
	2023-2025	400%	1,400,000	2,800,000	4,200,000
	2022-2024	400%	1,400,000	2,800,000	4,200,000
Lorie K. Rupp	2024-2026	250%	718,750	1,437,500	2,156,250
	2023-2025	250%	687,500	1,375,000	2,062,500
	2022-2024	250%	687,500	1,375,000	2,062,500

(1) Performance goals were set for awards for the 2022-2024, 2023-2025, and 2024-2026 Performance Periods at Threshold, Target and Stretch TBV+D Growth Rate levels of 12%, 30%, and 48%, respectively, which represented higher Target and Stretch TBV+D Growth Rate goals than in years prior to 2022.

All awards listed in the table are subject to the Clawback Policy described below under the caption "Incentive-Based Compensation Clawback Policy."

Merger Performance Plan ("MPP"). During 2022, the Committee approved the MPP under which eligible executives and other associates of FCB and its affiliates may be offered opportunities to earn awards, payable in cash, based upon attainment of performance objectives related to our mergers and acquisitions. The primary purpose of the MPP is to motivate and reward associates who have significant involvement in and responsibility for post-acquisition processes by offering cash incentives that are dependent on the realization of benefits of mergers and acquisitions to our company and stockholders.

During February 2023, the Committee approved performance award opportunities for our NEOs for 2023 in specified "Target" amounts. The awards could be earned based on the attainment of performance objectives related to the CIT Merger, which included the timely achievement of remaining conversion and integration milestones with respect to the operations of CIT and its bank subsidiaries, CIT Bank, N.A., OneWest Bank and Mutual of Omaha Bank, and the continued realization of merger cost savings and synergies, as well as individual performance. The performance objectives were intended to be challenging, but achievable with superior effort at the "Target" level.

During July 2023, the Committee approved additional performance award opportunities for our NEOs for 2023 in specified "Threshold," "Target," and "Maximum" amounts which could be earned based on the attainment during 2023 of performance objectives related to the SVB Acquisition, including the timely achievement of conversion and integration milestones with respect to the operations of SVB, the realization of cost savings and synergies resulting from that acquisition, and risk management objectives, as well as individual performance. The performance objectives were intended to be challenging, but achievable at the "Threshold" level, with increasing difficulty at the "Target" and "Maximum" levels.

MPP awards granted for 2023 are listed in the Grants of Plan-Based Awards table. Under the MPP, the Committee can reduce or eliminate the amount of any award by applying negative discretion, including an award that would otherwise be earned and payable under the terms of the plan.

On December 31, 2023, the period covered by the awards ended with respect to both the CIT MPP awards and the SVB MPP awards, and during January 2024, the Committee approved payments to participants based on its assessment of pre-determined performance objectives with respect to the 2023 MPP awards, including integration and conversion milestones, cost savings and synergies, and risk management, as well as individual performance. Each NEO received payment of the Target amount of his or her CIT award and the Maximum amount of his or her award opportunity for the SVB Acquisition. The amounts of those payments made to our NEOs are included in the aggregate amounts listed on the 2023 line of the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table and are separately listed in Footnote 4 to that table. During January 2024, the Committee also approved new performance award opportunities under the MPP. For 2024 award opportunities, performance objectives with respect to the CIT Merger include the optimization of merger cost savings and synergies, risk management, individual performance, our overall results, and other related specific objectives; and, with respect to the SVB Acquisition the performance objectives include timely integration achievement, risk management, individual performance, our overall results, and other related specific goals. Additional information regarding the MPP and awards approved under it is contained in the narrative discussion under the caption "EXECUTIVE COMPENSATION — Grants of Plan-Based Awards."

The following table lists the dollar amounts of MPP award opportunities that could be paid to our NEOs for 2024 at each performance level under all outstanding MPP awards they currently hold, which include those granted to them in January 2024 related to the CIT Merger and the SVB Acquisition.

| Name | Identification Of Award | Future MPP Award Opportunity Amounts | | |
		Threshold	Target	Maximum
Frank B. Holding, Jr.	CIT Award for 2024	—	$ 1,010,000	—
	SVB Award for 2024	$ 500,000	1,000,000	$ 1,500,000
Craig L. Nix	CIT Award for 2024	—	472,500	—
	SVB Award for 2024	333,333	666,667	1,000,000
Hope H. Bryant	CIT Award for 2024	—	490,000	—
	SVB Award for 2024	333,333	666,667	1,000,000
Peter M. Bristow	CIT Award for 2024	—	490,000	—
	SVB Award for 2024	333,333	666,667	1,000,000
Lorie K. Rupp	CIT Award for 2024	—	385,000	—
	SVB Award for 2024	250,000	500,000	750,000

Bonuses. From time to time the Committee may consider and recommend, and the Boards may approve, payment of a discretionary cash bonus to one or more executive officers based on particular performance or achievement considerations or other factors related to the retention of motivated and talented executive officers. No discretionary bonuses were paid for 2023 to any of our NEOs.

Nonqualified Deferred Compensation Plans

During February 2021, the Committee recommended, and FCB's Board approved, an unfunded, nonqualified deferred compensation plan (the "FCB 2021 Plan") that permits plan participants to save for retirement and other long-term financial goals on a tax-deferred basis by electing to defer their receipt of up to 80% of their base salaries and LTIP award payments. FCB credits participants' deferred amounts with deemed investment gains, and deducts deemed investment losses, based on hypothetical investment options selected by the participants from a menu of investment options which are used only for purposes of measuring the amounts to be added to or deducted from participants' accounts. Many of those hypothetical investment options are identical to the investment options offered to participants in FCB's Section 401(k) plans. However, certain investment funds that are available to Section 401(k) plan participants are not options hypothetically available to FCB 2021 Plan participants because those investment funds are only available for the investment of assets held in employer-sponsored ERISA retirement plans, or because they are not available to plans that have smaller aggregate amounts of assets. In the case of those Section 401(k) plan investment options, a similar investment fund option is offered to participants in the FCB 2021 Plan that is equivalent to, but not more favorable than, the Section 401(k) plan option, with the exception of five investment funds available to Section 401(k) plan participants for which no comparable option is available to FCB 2021 Plan participants.

The FCB 2021 Plan does not provide for FCB to make any additional or discretionary contributions to participants' plan accounts. Mr. Nix, Mrs. Bryant, and Mr. Bristow were participants in and deferred compensation under the FCB 2021 Plan during 2023. Mr. Holding and Mrs. Rupp are eligible to participate in the FCB 2021 Plan but have not elected to defer any compensation and do not have account balances under the plan.

Also, prior to our merger with FCB-SC during 2014, FCB-SC maintained two unfunded, nonqualified deferred compensation plans (the "FCB-SC Plans") in which various officers of FCB-SC were participants. In connection with that merger, FCB agreed to assume, pay interest on (at the fixed interest rates provided for in the FCB-SC Plans), and distribute plan participants' accounts in accordance with the terms of the plans as they existed when the merger was completed. Participants may not make any further deferrals under the FCB-SC Plans, and FCB does not make any additional or discretionary contributions to the accounts of participants in the FCB-SC Plans. Mr. Nix and Mr. Bristow each have accounts under both of the FCB-SC Plans, and a portion of the interest credited to each of their accounts for 2023 was considered to be "above market" under the SEC's disclosure rules and is included in their amounts listed under the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column of the Summary Compensation Table and described in Footnote 6 to that table.

Additional information about the above three plans, including amounts deferred by Mr. Nix, Mrs. Bryant, and Mr. Bristow, deemed net investment gains credited to their accounts during 2023 under the FCB 2021 Plan, interest credited to Mr. Nix's and Mr. Bristow's FCB-SC Plan accounts for 2023, and their respective year-end account balances under all three plans, is contained in this proxy statement under the caption "EXECUTIVE COMPENSATION – Nonqualified Deferred Compensation."

Retirement Plans

We currently maintain the following qualified plans under which retirement benefits are provided to our NEOs and other associates:

- three defined benefit pension plans, including our plan and separate plans previously maintained by FCB-SC and CIT that FCB continues to maintain and administer to provide benefits to FCB-SC's and CIT's former officers and associates who are participants in those plans; and

- two Section 401(k) defined contribution plans, including a legacy plan originally effective July 1, 1984 (the "FCB Legacy 401(k) Plan") and a plan originally effective January 1, 2008 (the "FCB 401(k) Plan").

During 2007, changes were made to our and FCB-SC's retirement plan programs that were designed to reduce the volatility of our pension plan expense, while preserving the competitive retirement benefits we provide to our associates. The changes included the retention of pension and Section 401(k) plans as they existed at the time the changes were made (the "legacy plans"), and the addition of "enhanced" Section 401(k) plans. Associates of FCB and FCB-SC hired after the changes were made would participate only in the enhanced Section 401(k) plans and would not become participants in the pension plans. Eligible associates hired before the changes made one-time elections to:

- continue to participate in the pension and legacy Section 401(k) plans; or

- participate only in the enhanced Section 401(k) plans rather than the legacy Section 401(k) plans, in which case they would continue to be participants in the pension plans, but their pension plan benefit service would be frozen and no further benefits would accrue (although under FCB's pension plan participants receive credit for increases in compensation even if plan benefit service credit is frozen).

FCB's, FCB-SC's and CIT's pension plans continue to exist as separate plans. FCB-SC's legacy and enhanced Section 401(k) plans were merged into FCB's corresponding plans (the FCB Legacy 401(k) Plan and FCB 401(k) Plan, respectively) following that merger. CIT's Section 401(k) plan remained in effect as a separate plan for CIT's former employees during 2022, but it was merged into, and participants' accounts were transferred to, the FCB 401(k) Plan effective January 1, 2023.

At the time of the plan changes in 2007, Mr. Holding, Mr. Nix, Mrs. Bryant, and Mr. Bristow were pension plan participants and each elected to remain in the legacy plans. Mrs. Rupp was first employed by FCB after the above plan changes were implemented and does not participate in FCB's pension plan, but is a participant in the FCB 401(k) Plan.

Further information about the terms of the defined benefit pension plans in which NEOs participate (including the calculation of benefits under the plans), as well as our Section 401(k) plans (including the calculation of matching and profit-sharing contributions), is contained in this proxy statement under the caption "EXECUTIVE COMPENSATION – Retirement Benefits and Separation from Service Payments."

Nonqualified Separation from Service Agreements

FCB has nonqualified separation from service agreements with Mr. Holding, Mr. Nix, Mrs. Bryant, and Mr. Bristow and certain of our other executive officers that were entered into before our LTIP was approved in 2014. The agreements provide for payments for a period of 10 years following a separation from service that occurs no earlier than an agreed-upon age. No new agreements have been entered into since our LTIP was approved and awards under it were first granted, and no new agreements currently are contemplated. Mrs. Rupp does not have a separation from service agreement.

When originally approved, the agreements were intended to help us retain and reward the long-term service of key officers within our organization, and to assure their continued loyalty following a separation from service. Because payments will be made to the officers only if they continue in FCB's employment until their agreed-upon ages, the Committee believed the agreements were consistent with our objective of encouraging and rewarding long-term service and loyalty. The Committee also believed the additional long-term benefit provided to our NEOs under the agreements enhanced our compensation program by mitigating to some degree its lack at that time of any incentive compensation plan or any equity-based compensation. In return for payments, each officer is obligated to provide consultation services to, and not to compete against, FCB during the payment period. Further information about the terms of the agreements is contained in this proxy statement below under the caption "EXECUTIVE COMPENSATION – Retirement Benefits and Separation from Service Payments."

The amounts of payments provided for in the agreements are calculated as percentages, ranging from approximately 20% to approximately 45%, of the officers' base salary rates at the time their agreements were approved. In the past, from time to time the agreements have been amended to change the amounts and/or percentages used to calculate payment amounts in order to reflect increases in officers' base salaries, but there have been no adjustments to agreements with any of our current NEOs since 2011, and no further adjustments to those agreements currently are contemplated.

Personal Benefits

We do not provide an extensive array of perquisites or personal benefits to our executive officers beyond those benefits (including individual and family group insurance coverages) that are available generally on the same terms to all our associates. However, for the convenience of our NEOs, or under our risk management program, or for other specific purposes, from time to time certain of our NEOs do receive, or are deemed to have received, other benefits that are not directly related to the performance of their duties as executive officers or that otherwise confer a benefit that has a personal aspect. As part of its review of our NEOs' overall compensation each year, the Committee reviews all personal benefits being provided or proposed to be provided to executive officers, and it recommends to the Boards whether those benefits should be approved or continued. Benefits that certain of our NEOs received, or were deemed to have received, during 2023 included:

- maintenance and monitoring of security systems in Mr. Holding's, Mr. Nix's, Mrs. Bryant's, and Mr. Bristow's residences under our risk management program; and

- services of staff personnel that we attribute to Mr. Holding's personal activities.

Since 2005, our Boards have maintained a policy under which FCB will, as deemed advisable, install, maintain, and monitor security systems in the homes of certain executive officers. The Boards believe the safety of our key executive officers is a business concern, and they approved the policy as part of our risk management program. Under the policy, each officer in whose home FCB installs a security system agrees to purchase that equipment from FCB, at its depreciated book value, following retirement or other termination of employment. FCB periodically replaces or upgrades the security systems in residences as technology improves or the systems age. FCB's annual expenditures associated with equipment purchases and installation (including replacement), maintenance, and monitoring associated with each officer's security system is treated as a personal benefit to that officer.

We monitor our NEOs' utilization of the services of administrative personnel. To the extent an associate may, from time to time, provide services that relate to an NEO's personal activities, we estimate the staff time devoted to those services and treat a portion of our compensation and benefits expense related to the associate as a personal benefit to that NEO.

FCB maintains three corporate apartments, including two apartments in a building owned by FCB in Columbia, South Carolina, and one apartment in New York, New York, that was leased during March 2021 in anticipation of the CIT Merger. All of the apartments are available for use by executives for business purposes, with the New York apartment being used during 2023 primarily by our President, Peter Bristow, whose duties overseeing various aspects of our commercial business lines resulting from the CIT Merger and the SVB Acquisition require frequent trips to the New York area to meet with staff. The apartments are provided as lodging for FCB executives during business trips, and we monitor their use. If an apartment is used by an executive for personal purposes, we allocate to the executive, as a personal benefit, our aggregate incremental cost associated with each day of that personal use. There was no personal use of any of the apartments during 2023.

In the case of each of our NEOs, we believe our incremental costs associated with personal benefits we provided during 2023 did not exceed an aggregate of $10,000. As a result, the costs of the benefits they received are not included in their 2023 compensation listed in the Summary Compensation Table. Our executive officers also are covered by a directors and officers liability insurance policy paid for by FCB, and we also provide each executive officer with group life, health, medical and other insurance coverages for themselves and their spouses and families on the same terms, including cost, as those coverages are provided to all full-time associates. We do not consider those insurance coverages to be perquisites and the cost of that insurance is not included in the Summary Compensation Table or in our calculation of the incremental cost of benefits provided to our NEOs.

Incentive-Based Compensation Clawback Policy

During 2023, our Board adopted a "Policy for the Recovery of Erroneously Awarded Compensation" (the "Clawback Policy") in accordance with the Nasdaq listing standards to supplement our existing clawback policy. The Clawback Policy applies to "Incentive-Based Compensation" provided directly or indirectly to executive officers (including awards the Committee approves under the LTIP and MPP). "Incentive-Based Compensation" is compensation granted, earned, or vested based wholly or in part on the attainment of a financial reporting measure that is determined and presented in accordance with, or derived wholly or in part from, accounting principles used in preparing our financial statements, or that is based on or derived wholly or in part from our stock price or total stockholder return.

Under the Clawback Policy, which is administered by the CNG Committee, in the event of an accounting restatement that results from material noncompliance with any financial reporting requirement under the securities laws (including any restatement required to correct an error in previously issued financial statements that is material to those financial statements or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period), we will be required to recover "Erroneously Awarded Compensation" from each current or former executive officer in amounts determined as provided in the Policy. "Erroneously Awarded Compensation" means the amount of Incentive-Based Compensation received by an executive officer during the three completed fiscal years immediately preceding the date we are required to prepare an accounting restatement that exceeds the amount he or she otherwise would have received had it been determined based on the restated amounts in the accounting restatement (computed without regard to any taxes paid by the executive officer) or, in the case of Incentive-Based Compensation based on our stock price or total stockholder return where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the accounting restatement, an amount based on a reasonable estimate of the effect of the accounting restatement on our stock price or total stockholder return.

Our obligation to recover Erroneously Awarded Compensation will not apply to the extent that the CNG Committee determines that recovery would be impracticable and (i) our direct expenses paid to third parties in enforcing the Clawback Policy would exceed the amount to be recovered (provided that we make a reasonable attempt to recover the Erroneously Awarded Compensation, document our attempt, and provide documentation to Nasdaq), (ii) recovery would violate applicable law adopted prior to November 8, 2022 (provided that we obtain an opinion of counsel acceptable to Nasdaq), or (iii) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to our associates, to fail to meet requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986.

The Clawback Policy provides that we will not indemnify any executive officer against the loss of any Erroneously Awarded Compensation. Each executive officer has executed an acknowledgement confirming that he or she is subject to the Clawback Policy during and after their employment by us and will abide by its terms, including the obligation to repay, return, and/or forfeit any Erroneously Awarded Compensation.

EXECUTIVE OFFICERS

We consider our and FCB's officers who are listed below to be our current executive officers. Each current executive officer serves at the pleasure of the Boards until his or her removal, resignation, retirement, death or disqualification, or until his or her successor is duly elected and qualified.

Name and Age)	Member of Our Executive Leadership Team	Positions with FCB and Us
Frank B. Holding, Jr. 62	✔	FCB's and our Chairman since February 2009, and FCB's and our Chief Executive Officer since January 2008. Previously, Chief Executive Officer of our former subsidiary, IronStone Bank, from February 2009 to January 2011, and our and FCB's President from 1994 to February 2009. Employed by FCB since 1983. For additional information about Mr. Holding, see "PROPOSAL 1: ELECTION OF DIRECTORS."
Hope H. Bryant 61	✔	FCB's and our Vice Chairwoman since January 2011. Previously, President of our former subsidiary, IronStone Bank, from 2006 until January 2011, and FCB's Executive Vice President from 2002 until January 2011. Employed by FCB since 1986. For additional information about Mrs. Bryant, see "PROPOSAL 1: ELECTION OF DIRECTORS."
Peter M. Bristow 58	✔	FCB's and our President since November 2014. Previously, Executive Vice President and Chief Operating Officer of First Citizens Bancorporation, Inc. and President and Chief Operating Officer of First Citizens Bank and Trust Company, Inc., Columbia, S.C., from 2001 to 2014. Employed by FCB since 2014. For additional information about Mr. Bristow, see "PROPOSAL 1: ELECTION OF DIRECTORS."
Craig L. Nix 52	✔	FCB's and our Chief Financial Officer since November 2014. Previously, Executive Vice President and Chief Financial Officer of First Citizens Bancorporation, Inc., and First Citizens Bank and Trust Company, Inc., Columbia, S.C., from 2001 to 2014. Employed by FCB since 2014.
Gregory L. Smith 59	✔	FCB's and our Chief Information & Operating Officer since January 2024. Previously, Head of Transformation and Corporate Operations (2022 to 2023), Head of North American Customer Operations (2020-2022), Head of North American Contact Centers and ATM Channels (2019 to 2020), and Head of Shared Services (2014 to 2019), at TD Bank Financial Group, and served in various leadership positions at TD Bank, NA (2010 to 2019). Employed by FCB since January 2024.
Lorie K. Rupp 59	✔	FCB's and our Chief Risk Officer since March 2017. Previously, FCB's and our Chief Accounting Officer from 2013 to 2017; Consulting Director, KPMG, LLP, from 2011 to 2013; Senior Vice President of Accounting and Finance, Regions Financial Corporation, from 2008 to 2009; and Senior Vice President of Finance, Bank of America, from 1990 to 2008. Employed by FCB since 2013.
Jeffery L. Ward 63	✔	FCB's and our Chief Strategy Officer since October 2014. Previously, Regional Executive Vice President of FCB from 2004 to 2014. Employed by FCB since 1992.
Andrew Giangrave 54		FCB's and our Chief Credit Officer – Commercial Bank, and Executive Vice President and Assistant Secretary of FCB, holding office as an officer since April 2022. Previously, CIT Bank, N.A.'s Senior Vice President from 2006 to 2022. Employed by FCB since January 2022 and, previously, by CIT since 2006.
Randolph R. Martin 61		FCB's and our Chief Credit Officer – General Bank, and Executive Vice President and Assistant Secretary of FCB, holding office as an officer since June 2022. Previously, FCB's Executive Director of Consumer and Business Credit from 2018 to 2023 and Director of Private Banking from 2016 to 2017; Executive Director of Commercial Credit Services of Capital One from 2007 to 2016; Director of Private Banking of Chevy Chase Bank from 2001 to 2007; and employed by Wachovia Bank in various sales, credit and loan administration functions from 1986 to 2001. Employed by FCB since 2016.
West Ludwig 55		FCB's Executive Vice President, Chief Human Resources Officer, and Assistant Secretary, holding office as an officer since 2018. Previously, Senior Vice President, Human Resources for MZ, Inc. (internet gaming technology) from 2016 to 2018 and Executive Vice President, Human Resources for Fidelity Investments, Inc. (financial services) from 2008 to 2016. Employed by FCB since 2018.
Matthew G. T. Martin 44		FCB's and our Chief Counsel and Corporate Secretary, and Senior Vice President of FCB, holding office as an officer since June 2021. Previously, United States Attorney, Middle District of North Carolina, from 2018 to 2021; Associate General Counsel, Duke Energy Corp from 2013 to 2018; and Partner with the law firm of Smith Anderson in Raleigh, N.C. until 2013. Employed by FCB since 2021.

EXECUTIVE COMPENSATION

Summary

The Summary Compensation Table below shows the cash and certain other compensation paid or provided by FCB to or deferred by our named executive officers listed in the table (our "NEOs") for 2023, 2022, and 2021. Our NEOs also serve as executive officers of FCB. They are compensated by FCB for their services as its officers, and they receive no separate salaries or other compensation from us. All of our NEOs below are employed on an "at will" basis and serve in their positions at the pleasure of our Board of Directors, and none of them has an employment agreement with us or FCB.

SUMMARY COMPENSATION TABLE

Name and Principal Position During 2023	Year	Salary (2)	Bonus (3)	Stock Awards	Non-Equity Incentive Plan Compensation (2)(4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (5)(6)	All Other Compensation (7)	Total
Frank B. Holding, Jr. (1) Chairman and Chief Executive Officer	2023	$ 1,010,000	$ -0-	$ -0-	$ 8,506,875	$ 429,578	$ 14,850	$ 9,961,303
	2022	1,010,000	-0-	-0-	7,008,250	-0-	13,725	8,031,975
	2021	1,010,000	1,500,000	-0-	3,046,365	60,063	13,050	5,629,478
Craig L. Nix Chief Financial Officer	2023	675,000	-0-	-0-	4,214,688	197,416	14,850	5,101,954
	2022	675,000	-0-	-0-	3,216,563	21,003	13,725	3,926,291
	2021	675,000	575,000	-0-	1,606,500	23,019	13,050	2,892,569
Hope H. Bryant (1) Vice Chairwoman	2023	700,000	-0-	-0-	4,990,000	337,788	14,850	6,042,638
	2022	700,000	-0-	-0-	3,994,063	-0-	13,725	4,707,788
	2021	700,000	900,000	-0-	1,731,188	54,538	13,050	3,398,776
Peter M. Bristow (1) President	2023	700,000	-0-	-0-	5,190,000	322,227	14,850	6,227,077
	2022	700,000	-0-	-0-	3,994,063	40,847	13,725	4,748,635
	2021	700,000	900,000	-0-	1,731,188	65,503	13,050	3,409,741
Lorie K. Rupp Chief Risk Officer	2023	550,000	-0-	-0-	2,853,750	-0-	29,700	3,433,450
	2022	550,000	-0-	-0-	2,094,500	-0-	27,450	2,671,950
	2021	550,000	525,000	-0-	670,313	-0-	26,100	2,466,660

(1) Mr. Holding, Mrs. Bryant, and Mr. Bristow each served as a member of the Boards during each year, but they received no additional compensation for their services as directors.

(2) Salary and Non-Equity Incentive Plan Compensation amounts include the portions, if any, of each officer's base salary and non-equity incentive plan compensation paid by FCB that were deferred at each officer's election under our Section 401(k) plans and, in the case of Mr. Nix, Mrs. Bryant, and Mr. Bristow, under the FCB 2021 Plan.

(3) Bonus amounts shown for 2021 reflect discretionary "merger success" bonuses paid to them in connection with the CIT Merger.

(4) Reflects the aggregate of amounts paid to NEOs (i) for each year with respect to awards under FCB's LTIP, as described in the narrative discussion under the caption "Long-Term Incentive Plan ('LTIP')" and (ii) for 2023 and 2022 only, with respect to award opportunities under FCB's MPP as described in the narrative discussion under the caption "Merger Performance Plan ('MPP')." The following table reflects amounts paid to each NEO, under each plan for 2023.

Plan	Frank B. Holding, Jr.	Craig L. Nix	Hope H. Bryant	Peter M. Bristow	Lorie K. Rupp
LTIP	$ 5,996,875	$ 2,742,188	$ 3,500,000	$ 3,500,000	$ 1,718,750
MPP (CIT awards) (a)	1,010,000	472,500	490,000	690,000	385,000
MPP (SVB awards) (b)	1,500,000	1,000,000	1,000,000	1,000,000	750,000

(a) Reflects payments made with respect to the MPP awards for 2023 described in the Grants of Plan Based Awards table below related to the CIT Merger.

(b) Reflects payments made with respect to the MPP awards for 2023 described in the Grants of Plan Based Awards table below related to the SVB Acquisition.

(5) Amounts in this column consist of two components, including:

- "Change in Pension Value," which represents the net aggregate amount of the increase, if any, for each year in (i) for officers who are pension plan participants, the actuarial present value of those officers' accumulated benefits under defined benefit pension plans, and (ii) for officers who are parties to separation from service agreements with FCB, the present value of monthly payments that would be made under those agreements to the officers in the future for a period of 10 years following their separation from service at agreed-upon ages; and

- in the case of Mr. Nix and Mr. Bristow only, "Nonqualified Deferred Compensation Earnings," which, as described in Footnote 6 below, represent amounts of interest paid on nonqualified deferred compensation that is considered to be "above market" under the SEC's disclosure rules.

"Change in Pension Value" amounts do not represent payments actually received by NEOs. As further described in the narrative discussion under the caption "Retirement Benefits and Separation from Service Payments," each year we determine present values of benefits and future payments under the pension plans and separation from service agreements as of December 31 in order to reflect the amounts of our future obligations to the NEOs under the plans and those agreements in our consolidated financial statements. Future payments are projected based on a number of assumptions, including assumptions regarding future events (including, in the case of the pension plans, mortality assumptions), and we discount the projected future payments to present values using a rate of interest calculated by a third party based on a theoretical portfolio of high quality corporate bonds that would be sufficient to provide for projected payments under the pension plans and agreements. Under financial and pension accounting principles, those assumptions and the discount rates change from time to time. In general, the present value of an officer's future payments increases as the officer grows older and the time before the commencement of those payments decreases. The present values also increase if the discount rate used in the calculation decreases from one year to the next, and they decrease if the discount rate increases. Changes in the other assumptions we use also can result in increases or decreases in present values. The discount rates used for calculating the present values for each year covered in the table below were: for 2023, 5.16% for the pension plans and 4.60% for the separation from service agreements; for 2022, 5.57% for the pension plans and 4.73% for the separation from service agreements; and 3.04% for both plans for 2021. For 2023, aggregate present values at December 31 increased as compared to the amounts at December 31 of the prior year resulting primarily from the decrease in the discount rates used in determining present values (as compared to the rates used for 2022), as well as from the one-year decrease in the time remaining before the commencement of payments. For 2022, the aggregate present values at December 31 decreased as compared to the amounts at December 31 of the prior year resulting primarily from an increase in the discount rates used in determining present values (as compared to the rates used for 2021), offset somewhat by the one-year decrease in the time remaining before the commencement of payments. As provided in the SEC's disclosure rules, the net decrease in aggregate present values for each NEO for 2022 is reflected as $-0-in the Summary Compensation Table. For 2021, aggregate present values at December 31 increased by lesser amounts than in prior years, or, in the case of separation from service agreements, decreased, resulting primarily from an increase in the discount rates used in determining present values (as compared to the rate used for 2020), offset somewhat by a one-year decrease in the time before commencement of payments. Present value amounts could increase or decrease in future years if discount rates decrease or increase or there are changes in other assumptions. The separate increases or decreases for 2023, 2022, and 2021 for each NEO who participates in a pension plan and the separation from service agreements are listed in the following table. Mrs. Rupp is not a participant in a pension plan and does not have a separation from service agreement.

	Frank B. Holding, Jr.	Craig L. Nix	Hope H. Bryant	Peter M. Bristow
2023				
Increase (decrease) in actuarial present value of accumulated benefits under pension plan	$ 277,630	$ 142,071	$ 281,013	$ 222,847
Increase (decrease) in present value of future monthly payments under separation from service agreements	151,948	32,553	56,775	55,054
Aggregate increase (decrease)	429,578	174,624	337,788	277,901
2022				
Increase (decrease) in actuarial present value of accumulated benefits under pension plan	$ (433,317)	$ (355,382)	$ (489,873)	$ (441,347)
Increase (decrease) in present value of future monthly payments under separation from service agreements	(340,295)	(152,171)	(152,438)	(187,793)
Aggregate increase (decrease)	$ (773,612)	$ (507,553)	$ (642,311)	$ (629,140)
2021				
Increase (decrease) in actuarial present value of accumulated benefits under pension plan	$ 63,624	$ 21,434	$ 60,926	$ 42,371
Increase (decrease) in present value of future monthly payments under separation from service agreements	(3,561)	(17,770)	(6,388)	(14,510)
Aggregate increase (decrease)	$ 60,063	$ 3,664	$ 54,538	$ 27,861

(6) In addition to their "Change in Pension Value," the amounts listed in this column of the Summary Compensation Table for 2023, 2022, and 2021 for Mr. Nix and Mr. Bristow include "Nonqualified Deferred Compensation Earnings" which represent portions of the interest accrued by FCB to their accounts each year under nonqualified deferred compensation plans it assumed from FCB-SC in 2014 that is considered to be "above market" (for 2023, $22,792 for Mr. Nix, and $44,326 for Mr. Bristow). Those "above market" amounts equal the portions of total interest FCB credited to each officer's accounts each year at the fixed interest rate provided for in the plans that exceed the amounts that would have been accrued at rates equal to 120% of the Internal Revenue Service's "applicable federal rates" for the months during which the actual fixed accrual rate was set. Interest credited to their accounts that is not considered to be "above market" is not included in the table. None of our other NEOs had any "Nonqualified Deferred Compensation Earnings" for any year in the table, and none are included in their amounts listed in this column. Additional information regarding our NEOs' participation in nonqualified deferred compensation plans during 2023 is contained in the narrative discussion under the caption "Nonqualified Deferred Compensation."

(7) The following table describes each officer's "Other Compensation" for 2023.

Description	Frank B. Holding, Jr.	Craig L. Nix	Hope H. Bryant	Peter M. Bristow	Lorie K. Rupp
FCB's matching contributions under Section 401(k) plans (a)	$14,850	$14,850	$14,850	$14,850	$19,800
FCB's additional profit-sharing contributions under FCB 401(k) Plan (a)	—	—	—	—	9,900
Estimates of FCB's aggregate incremental costs related to personal benefits (b)	—	—	—	—	—
Total Other Compensation	$14,850	$14,850	$14,850	$14,850	$29,700

(a) Mr. Holding, Mr. Nix, Mrs. Bryant, and Mr. Bristow participate in the FCB Legacy 401(k) Plan and, as a result, received FCB's matching contributions to their accounts during 2023 but did not receive additional profit-sharing contributions. Mrs. Rupp participates in the FCB 401(k) Plan and received a profit-sharing contribution to her account for 2023 in addition to FCB's matching contributions. The FCB Legacy 401(k) Plan and FCB 401(k) Plan are described below under the caption "Section 401(k) Plans."

(b)   From time to time our executive officers, including our NEOs, receive or may be deemed to have received various personal benefits from FCB. We believe FCB's aggregate incremental cost associated with personal benefits provided during 2023 to each of our NEOs listed in the table did not exceed $10,000 and, for that reason, no amount for personal benefits is included for any of them in the table above or in the "All Other Compensation" column in the Summary Compensation Table. FCB also provides each of our executive officers with group life, health, medical, and other insurance coverages for themselves and their spouses and families on the same terms as those coverages are provided to all full-time employees. The cost of that insurance is not included in the table. Additional information regarding personal benefits is contained in the discussion under the heading "COMPENSATION DISCUSSION AND ANALYSIS."

Grants of Plan-Based Awards

During 2023, various plan-based award opportunities were approved for the NEOs listed in the Summary Compensation Table. Those awards are listed in the table below and are further described in the paragraphs following the table.

GRANTS OF PLAN-BASED AWARDS

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards		
		Threshold	Target	Stretch (4)
Frank B. Holding, Jr.	01/23/2023 (1)	$2,398,750	$4,797,500	$7,196,250
	02/22/2023 (2)	—	1,010,000	—
	07/24/2023 (3)	500,000	1,000,000	1,500,000
Craig L. Nix	01/23/2023 (1)	1,096,875	2,193,750	3,290,625
	02/22/2023 (2)	—	472,500	—
	07/24/2023 (3)	333,333	666,667	1,000,000
Hope H. Bryant	01/23/2023 (1)	1,400,000	2,800,000	4,200,000
	02/22/2023 (2)	—	490,000	—
	07/24/2023 (3)	333,333	666,667	1,000,000
Peter M. Bristow	01/23/2023 (1)	1,400,000	2,800,000	4,200,000
	02/22/2023 (2)	—	690,000	—
	07/24/2023 (3)	333,333	666,667	1,000,000
Lorie K. Rupp	01/23/2023 (1)	687,500	1,375,000	2,062,500
	02/22/2023 (2)	—	385,000	—
	07/24/2023 (3)	250,000	500,000	750,000

(1)   Awards were granted on January 23, 2023, under FCB's LTIP for the 2023-2025 Performance Period. See "Long-Term Incentive Plan ('LTIP')" below. "Threshold," "Target," and "Stretch" amounts reflect the amounts of the LTIP awards that may be paid to each NEO at "Threshold" (i.e., minimum), "Target," and "Stretch" (i.e., maximum) levels of performance during the Performance Period in relation to goals set by the Committee for the awards. The amounts payable at the Target level of performance ("Target Amount") were based on percentages of the officers' 2023 base salary rates as follows: Mr. Holding – 475%; Mr. Nix – 325%; Mrs. Bryant – 400%; Mr. Bristow – 400%; and Mrs. Rupp – 250%. At the end of the Performance Period, payments may be made to the officers equal to 50%, 100%, and 150% of their Target Amounts for performance at the Threshold, Target, and Stretch levels, respectively. If performance over the Performance Period exceeds the Threshold level but not the Target level, or exceeds the Target level but not the Stretch level, the amount earned by each NEO will be interpolated by the Committee. Stretch amounts are the maximum amounts that may be paid for the 2023-2025 Performance Period.

(2)   Award opportunities were approved on February 22, 2023, for 2023 based on continued attainment of performance objectives related to the CIT Merger, including timely achievement of conversion and integration milestones with respect to the operations of CIT and its subsidiaries, and the continued realization of merger cost savings and synergies, as well as individual performance. See "Merger Performance Plan ('MPP')" below. The "Target" amounts of the NEOs' awards reflect the amounts that could be paid to them if performance objectives for the awards for 2023 were determined to have been satisfied at the end of the year. The awards for 2023 were paid at the Target level during February 2024 and are included in the aggregate amount listed for each NEO for 2023 in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table above. Those payments are separately listed in Footnote 4 to that table.

(3)   Award opportunities were approved on July 24, 2023, for 2023 based on attainment of performance objectives related to the SVB Acquisition during 2023, including timely achievement of conversion and integration milestones with respect to the operations of SVB and its subsidiaries, the realization of acquisition cost savings and synergies, and risk management objectives, as well as individual performance. See "Merger Performance Plan ('MPP')" below. The "Threshold," "Target," and "Stretch" ("Maximum") amounts of the NEOs' awards reflect the amounts that could be paid to them for 2023 based on the degree to which performance objectives for the awards were determined to have been satisfied at the end of the year. The awards for 2023 were paid at the Maximum level during February 2024 and are included in the aggregate amount listed for each NEO for 2023 in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table above. Those payments are separately listed in Footnote 4 to that table.

(4)   In the case of the MPP awards, the "Stretch" amount reflects the "Maximum" amount that may be paid for the year.

Long-Term Incentive Plan ("LTIP"). Under FCB's LTIP, eligible associates of FCB and its affiliates may be offered opportunities to earn awards stated as percentages of their base salary rates, and payable in cash, based upon attainment of objective performance goals. The LTIP is intended to promote a closer alignment of the participants' interests with our corporate interests and the long-term interests of our stockholders, and to encourage participants' efforts to enhance our efficiency, profitability, growth, and value. Each year our CNG Committee considers the grant of new awards under the LTIP. Awards granted each year have provided for payments based on performance goals measured over stated periods of time ("Performance Periods") which generally have been specified as three calendar years. As reflected in the table above, during January 2023, the Committee approved the grant of awards to our NEOs listed in the table for a new, three-year 2023-2025 Performance Period.

The LTIP is administered by the CNG Committee, which selects associates to whom awards will be granted. All salaried associates who are considered to be in the "Executive Career Level," as defined by FCB's Career Framework, are eligible to participate in the LTIP.

In general, when the Committee grants awards under the LTIP, it establishes the Performance Period during which performance will be measured, establishes one or more specific written performance objectives and specific goals for each participant and/or for each group of participants for that Performance Period, and assigns to each participant a target award (a "Target Amount") for the Performance Period. Performance Periods may be coincident with one or more of our fiscal years, or any portions thereof, and to date they have been overlapping. Each participant may earn a percentage set by the Committee at the time of grant (the "Award Percentage," which may exceed or be less than 100%) of his or her Target Amount based on the extent of attainment of the performance goals established by the Committee for the relevant Performance Period. The maximum amount of awards that may be paid to any one participant in any one fiscal year under the LTIP is $10 million. As conditions to their awards, participants must agree to non-solicitation and nondisclosure obligations. The non-solicitation obligations cover the term of each participant's employment and a period of one year after termination of employment, while the nondisclosure obligations cover all times during and after each participant's employment with FCB. During the non-solicitation period, other than on behalf of FCB, each participant will generally be prohibited from employing or soliciting for employment any associate of FCB who was supervised by or was personally known to the participant, or soliciting the business of any customer or prospective customer with whom the participant had material contact. Subject to customary limitations, the nondisclosure provisions will require the participant to maintain the confidentiality of all of FCB's business information, trade secrets, and data and return all such materials in his or her possession to FCB upon termination of employment.

Performance objectives under the LTIP may be based on individual, business unit/function, and/or corporate performance, or any combination thereof. If a participant's performance goals are based on a combination of performance criteria, the Committee may weight the importance of each type of performance that applies to the participant by assigning a percentage to it. The Committee also may apply other or non-objective performance criteria for participants to the extent permitted, or not prohibited, by applicable law and regulations. The targeted levels of performance with respect to performance objectives may be established at such levels and on such terms as the Committee in its discretion may determine, including but not limited to on an absolute basis, in relation to performance in a prior Performance Period, and/or relative to one or more peer group companies or indices, or any combination thereof, and performance objectives and results may be determined without regard to extraordinary items. The Committee may adjust awards as appropriate for partial achievement of goals or other factors, and may interpret and make necessary and appropriate adjustments to performance goals and the manner in which goals are evaluated.

Performance objectives are required to be established by the Committee no more than 90 days after the commencement of the Performance Period to which the objectives relate and before 25% of the relevant Performance Period has elapsed. As soon as practicable after the end of a Performance Period, the Committee will determine whether performance goals for the period were met and, if so, at what level of achievement, under specific formulae established for the period. If performance goals are met, the Committee will determine the amount of each participant's Target Amount that has been earned and will be paid. The Committee has unilateral discretion to reduce or eliminate the amount of an award, including an award otherwise earned and payable under the LTIP.

The Committee has discretion to determine whether awards will be paid or forfeited in the event of a participant's termination of employment before the end of a Performance Period or prior to payment of the awards. If a participant dies, retires, becomes disabled, is assigned to a different position, is granted a leave of absence, or another similar event occurs, or if the participant's employment is otherwise terminated (except for cause) by us during a Performance Period, a pro rata share of the participant's award based on the period of actual participation may be paid to the participant, at the Committee's discretion, after the end of the Performance Period if and to the extent that it would have become earned and payable had the participant's employment status not changed.

FCB's Board may amend, discontinue, or terminate the LTIP in whole or in part at any time, subject to stockholder approval of any amendments if required by applicable laws, rules, or regulations and to participant consent if any such action may adversely affect any award earned and payable under the LTIP at that time. However, the Committee has unilateral authority to amend the LTIP and any award (without participant consent) to the extent necessary to comply with applicable laws, rules, or regulations, or changes to applicable laws, rules, or regulations, as well as to reduce or eliminate an award. The Committee also may adjust or modify the terms of awards, performance objectives, or performance calculations (i) in the event of a large, special, and non-recurring dividend or distribution, or a recapitalization, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange, forward or reverse split, stock dividend, liquidation, dissolution, or other similar corporate or strategic transactions, or in recognition of any other unusual or nonrecurring event or extraordinary item affecting us or our financial statements, or (ii) in response to changes in applicable laws and regulations, accounting principles, and tax rates, or changes in business conditions, or the Committee's assessment of our business strategy. In addition, the Committee's authority to grant awards and authorize payments under the LTIP does not restrict its authority, and the Board reserves the right, to grant compensation under other compensation plans or programs, grant discretionary bonuses, or otherwise pay compensation, to any officers and associates. As described under the caption "COMPENSATION DISCUSSION AND ANALYSIS — Incentive-Based Compensation Clawback Policy," payments of awards under the LTIP are subject to the Clawback Policy.

Under the awards granted during January 2023 that are listed in the table above, a percentage of the Target Amount of each award could be earned at the end of its Performance Period based on the extent to which we have attained performance goals set for the awards. As has been the case with all previous awards, the performance goals for the awards were based on growth in the tangible book value per share ("TBV") of our common stock, plus cumulative dividends per share ("D") paid, over the 2023-2025 Performance Period that applies to the awards (the "TBV+D Growth Rate"). The Committee set the same Threshold, Target, and Stretch TBV+D Growth Rate goals of 12%, 30% and 48%, respectively, as had been set for awards beginning in 2022. Our tangible book value per share on each measurement date is the amount equal to our total assets, minus our intangible assets, minus our liabilities, divided by the total outstanding shares of both classes of our common stock. The TBV+D Growth Rate is determined according to the following formula: TBV at the end of the Performance Period, minus TBV at the beginning of the Performance Period, plus cumulative dividends paid on the stock during the Performance Period, divided by TBV at the beginning of the Performance Period, subject to adjustments the Committee is authorized by the terms of the LTIP to make in order to eliminate, or to spread over several years, the effect of strategic decisions made by the Board during a Performance Period, such as bargain purchase gains and other merger or acquisition related items, and share repurchases and other items that may have an immediate impact on TBV but which the Board believes will be beneficial to stockholders in future years. The Threshold, Target, and Stretch performance levels set by the Committee for the awards granted in 2023 would result in the same Award Percentages of 50%, 100%, and 150%, respectively, as had been set for awards beginning in 2022. In the Grants of Plan-Based Awards table above, the dollar amounts reflect the amounts that could be earned and paid at each performance level set by the Committee.

On December 31, 2023, the 2021-2023 Performance Period ended for awards granted during 2021, and during February 2024 payments were made to participants in the LTIP with respect to those three-year awards. The Threshold, Target, and Stretch performance levels set by the Committee during 2021 for those awards were TBV+D Growth Rates of 12.0%, 24.0%, and 36.0%, respectively. After making adjustments to, among other things, eliminate the significant net positive effects on tangible book value of the CIT Merger during 2022 and the SVB Acquisition during 2023 (which alone may have maximized awards under the LTIP), and to continue spreading over three years the impacts of share repurchases and of intangible assets related to other acquisitions in prior years, which adjustments, in the aggregate, reduced the TBV+D Growth Rate, the Committee determined that our TBV+D Growth Rate, as so adjusted, for the 2021-2023 Performance Period exceeded the Stretch performance level of 36%, and payments were made to LTIP participants at the maximum Award Percentage of 125% of Target Amounts. The amounts of those payments made to our NEOs for 2023 are included in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table and are separately listed in Footnote 4 to that table.

Information regarding all outstanding awards under the plan currently held by our NEOs is contained in the discussion under the caption "COMPENSATION DISCUSSION AND ANALYSIS — Long-Term Incentives."

Merger Performance Plan ("MPP"). The MPP was adopted by our joint CNG Committee (under authority delegated by the Boards) during May 2022 following consummation of the CIT Merger. Under the plan, eligible executives and other associates of FCB and its affiliates may be offered opportunities to earn awards payable in cash based upon attainment of performance objectives related to our mergers and acquisitions. The primary purpose of the MPP is to motivate and reward associates who have significant involvement in and responsibility for post-acquisition processes by offering cash incentives that are dependent on the realization of the benefits of mergers and acquisitions to our company and stockholders since, as noted above, the significant net positive effect on tangible book value of the CIT Merger, as well as the SVB Acquisition, were eliminated from consideration in determining the realization of performance levels under the LTIP.

The MPP is administered by the CNG Committee. The plan authorizes the Committee to select associates as participants for whom awards will be approved, set the amounts of the awards, performance objectives, and other terms and conditions of each award, and specify the period during which achievement of performance objectives will be measured. Executive career level and other associates who play a key role in merger and acquisition planning and integration processes are eligible to participate in the MPP. The CNG Committee, in its discretion, may delegate all or part of its authorities under the plan to one or more directors and/or officers; provided, however, that it may not delegate its responsibility to make awards to executive officers. The Committee is authorized to establish, suspend, or waive any rules for the administration, interpretation, and application of the MPP and make any determination, and take any other action, that it considers necessary or desirable for the administration of the plan.

Performance objectives under the MPP may be tied to one or more of the following: timely achievement of stabilization, integration, or optimization milestones, realization of merger or acquisition cost savings and synergies, risk management, individual performance, or other related specific objectives as assigned, which may include company performance. Where performance objectives are based on company and individual performance, the Committee may weight the importance of each type of performance that applies to the participant by assigning a percentage to it. Following the end of the period covered by each award, the Committee will determine the extent to which performance objectives for that period have been achieved and the amount, if any, of the participants' awards that will be paid. Amounts of awards, which may be set as single "Target" amounts, or tiered as "Threshold," "Target," and "Maximum" amounts, reflect the amounts that may be paid to participants based on the extent to which performance objectives set by the Committee are determined to have been satisfied at the end of the period covered by the awards. At its discretion, the Committee may reduce or eliminate the amount of an award by applying negative discretion, including to an award that would otherwise be earned and payable under the terms of the plan. Award payments are made in cash in a lump sum, less required withholdings, and payment to a participant will be conditioned on his or her continued active employment on the payment date, subject to certain exceptions specified in the plan. The maximum amount that may be paid under the MPP to any one participant in any fiscal year may not exceed $5,000,000. As described under the caption "COMPENSATION DISCUSSION AND ANALYSIS — Incentive-Based Compensation Clawback Policy," payments of awards under the MPP are subject to the Clawback Policy.

During 2023, the Committee approved MPP award opportunities for 2023, including the two awards to each of our NEOs listed in the Grants of Plan-Based Awards table above. Those awards could be earned based on the attainment of performance objectives related to the CIT Merger and the SVB Acquisition, respectively, including timely achievement of conversion and integration milestones, cost savings and synergies, and risk management objectives, as well as individual performance. The performance objectives for the CIT awards were intended to be challenging, but achievable with superior effort at the "Target" level. The performance objectives for the SVB awards were intended to be challenging, but achievable at the "Threshold" level, with increasing difficulty at the "Target" and "Maximum" levels. The table lists the amounts that could be earned and paid under each award based on attainment of performance objectives. On December 31, 2023, the period covered by the 2023 awards ended, and during January 2024 the Committee approved payments to participants with respect to those awards. Based on the Committee's assessment of pre-determined performance objectives with respect to the 2023 MPP awards, payments were made to MPP participants of the Target amounts of the CIT awards and the Maximum amounts of the SVB awards. The amounts of those payments made to our NEOs for 2023 are included in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table and are separately listed in Footnote 4 to that table.

Restricted Stock Units ("RSUs"). Prior to consummation of the CIT Merger, certain officers of CIT who became our officers held stock awards covering shares of CIT's common stock granted to them by CIT during 2019, 2020, and 2021 pursuant to CIT's 2016 Omnibus Incentive Plan. As provided in our merger agreement with CIT, upon consummation of the merger on January 3, 2022, those awards were converted (based on the merger share exchange ratio) into RSUs covering shares of our Class A Common. None of our current NEOs hold any RSUs or other equity awards.

Retirement Benefits and Separation from Service Payments

We currently have three separate qualified defined benefit pension plans (including our original plan and two separate plans previously maintained by FCB-SC and CIT covering their former officers and associates) under which benefits are provided to plan participants following their retirement, and two separate Section 401(k) defined contribution plans (the FCB Legacy 401(k) Plan and the FCB 401(k) Plan) under which plan participants may defer a pre-tax and/or post-tax portion of their compensation for retirement and receive employer matching contributions to their accounts equal to a portion of their voluntary deferrals and, in the case of participants in the FCB 401(k) Plan, additional profit-sharing contributions to their accounts. CIT's Section 401(k) plan remained in effect during 2022 following the merger but was merged into the FCB 401(k) Plan effective January 1, 2023.

In addition, FCB has separation from service agreements with certain executive officers which provide for payments to the officers or their beneficiaries for a period of 10 years following their separation from service at agreed-upon ages or their deaths.

The following table provides information about benefits under the pension plans and the separation from service agreements for each of our NEOs who participates in those plans. Mrs. Rupp does not participate in a pension plan and does not have a separation from service agreement.

PENSION BENEFITS
AND SEPARATION FROM SERVICE AGREEMENTS

Name	Plan Name (1)	Number of Years Credited Service (2)	Present Value of Accumulated Benefit (3)(4)	Payments During Last Fiscal Year
Frank B. Holding, Jr.	Pension plan	40	$ 1,808,831	$ -0-
	Separation from service agreement	N/A	2,701,720	-0-
Craig L. Nix	Pension plan	24	720,034	-0-
	Separation from service agreement	N/A	475,076	-0-
Hope H. Bryant	Pension plan	37	1,758,641	-0-
	Separation from service agreement	N/A	973,690	-0-
Peter M. Bristow	Pension plan	32	1,304,231	-0-
	Separation from service agreement	N/A	890,017	-0-

(1) Mr. Holding and Mrs. Bryant are participants in and entitled to benefits under FCB's pension plan, and they are parties to separation from service agreements with FCB. Mr. Nix and Mr. Bristow are participants in and entitled to benefits under the pension plan previously provided by FCB-SC which FCB continues to maintain and administer to provide benefits to the former officers and associates of FCB-SC who are participants in that plan, and they are parties to separation from service agreements that were assumed by FCB from FCB-SC.

(2) Years of credited service under the pension plans are as of December 31, 2023. Payments under the separation from service agreements are not determined on the basis of years of credited service.

(3) The amounts shown for the pension plans reflect the actuarial present value of each officer's accumulated benefit as of December 31, 2023. Those amounts were determined using the same interest rate and mortality rate assumptions as were used for purposes of calculating our liability for future benefits in our consolidated financial statements. We used a discount rate of 5.16%, and we assumed that each officer will remain an active associate until, and will retire at, normal retirement age under the plans (65), and that each officer will elect to receive benefits based on a single life annuity. No pre-retirement decrements were applied.

(4) The amounts shown for the separation from service agreements reflect the present values, as of December 31, 2023, of future payments to be made to the officers under their respective agreements. Those amounts were determined using the same assumptions as were used for purposes of calculating our liability for future payments under the agreements in our consolidated financial statements. We used a discount rate of 4.60% and the monthly payment amounts called for by each officer's agreement (as in effect on December 31, 2023) that would be made to him or her (or his or her beneficiary) in the future over the ten-year payment term that begins six months and one week following separation from service at the officer's agreed-upon age or his or her death. In calculating those amounts, we assumed that each officer will remain an active associate until, and the officer's payments will begin after, the age specified in his or her agreement. As described in the discussion of these agreements under the heading "COMPENSATION DISCUSSION AND ANALYSIS," amounts of payments generally were calculated as a percentage of the officers' base salaries at the time their agreements were approved. The monthly payment amounts provided for under the NEOs' agreements are as follows: Mr. Holding - $33,056; Mr. Nix - $9,240; Mrs. Bryant - $12,875; and Mr. Bristow - $13,451.

The pension plans, Section 401(k) plans and separation from service agreements are described below, and further information about them is provided in the discussion under the heading "COMPENSATION DISCUSSION AND ANALYSIS."

Pension Plans. FCB's qualified defined benefit pension plans include its original plan and the plan previously provided by FCB-SC for its associates which FCB continues to maintain and administer to provide pension benefits for FCB-SC's former officers and associates who are participants in that plan. FCB's plans also include the qualified pension plan previously provided by CIT which FCB continues to maintain to provide pension benefits to CIT's former officers and associates who are participants in that plan. None of our NEOs participate in the CIT pension plan, and Mrs. Rupp is not a participant in any of the pension plans.

The terms of FCB's and FCB-SC's plans are very similar. Each plan is a non-contributory final average pay plan. Monthly retirement benefits under the pension plans are computed as straight life annuities beginning at age 65 and are not subject to deductions for Social Security benefits or any other offset amounts. Normal retirement age under the plans is the later of age 65 or completion of five years of service. Under FCB's plan, early retirement is permitted for participants who have reached age 50 with at least 20 years of service, or age 55 with at least 15 years of service, while under FCB-SC's plan participants qualify for early retirement when they reach age 50 with at least 15 years of service, or age 55 with at least 10 years of service.

As described under the heading "COMPENSATION DISCUSSION AND ANALYSIS," participants in FCB's and FCB-SC's pension plans include only those eligible associates who were hired on or before specified dates during 2007 when FCB and FCB-SC restructured their respective pension plans and Section 401(k) plans. Participants in each of the pension plans on those dates could choose to continue to participate in their respective pension plan and "legacy" Section 401(k) plan, or they could choose to participate in an "enhanced"

Section 401(k) plan. If they chose the enhanced Section 401(k) plan, they would continue to be participants in their pension plan, but their accrued pension plan benefit service was frozen and no further benefits would accrue (although under FCB's pension plan participants receive credit for increases in compensation even if plan benefit service credit is frozen).

Under both pension plans, a participant's benefit is based on his or her:

- "average monthly compensation," which is the participant's highest average monthly pensionable compensation for any five consecutive plan years of service within the last 10 completed years of service prior to retirement;

- in the case of participants who chose to continue in the pension plans and legacy Section 401(k) plans, years of "creditable service," which is the number of calendar years in which the participant completes 1,000 or more hours of service (and which, in the case of participants who elected to participate in the enhanced Section 401(k) plans, was frozen at the time of their election); and

- "covered compensation," which is the average of the participant's Social Security taxable wage base for each year during the 35-year period ending with the year in which the associate attains Social Security retirement age.

We do not grant extra years of service to participants under either pension plan for purposes of calculating benefits.

A participant's annual compensation covered by the plans includes base salary, overtime, any regular bonuses, and LTIP and MPP award payments. However, under the Internal Revenue Service's regulations, during 2023 the maximum amount of covered compensation that could be considered in determining a retiring participant's benefit was $330,000.

A participant's normal monthly benefit amount following retirement will be equal to:

- 1.2% of average monthly compensation multiplied by total plan years of creditable service, not to exceed 35 years if hired on or after January 1, 2005, or 40 years if hired before that date; plus

- 0.65% of average monthly compensation in excess of one-twelfth of covered compensation multiplied by total plan years of creditable service, not to exceed 35 years.

The maximum annual benefit that could be paid to a participant retiring under either plan during 2023 was $265,000. Participants may elect to receive retirement benefits in a joint and survivor annuity rather than a single life annuity. In those cases, the amount of the annual retirement benefit will be actuarially reduced. In cases of early retirement, a participant's annual retirement benefit is actuarially reduced by 5.0% for each year of the first 12 years, and 3.0% for each of the next three years, by which the starting date of the early retirement benefit precedes the participant's normal retirement date, unless the participant elects to defer receipt of benefits until he or she reaches age 65. In the case of participants whose employment continues after age 65, the annual retirement benefit calculated at normal retirement date, as well as the maximum permitted benefit amount, is actuarially increased to reflect the continuing accrual of benefits during their extended employment and the projected reduction in the number of their benefit payments.

On December 31, 2023, Mr. Holding, Mr. Nix, Mrs. Bryant, and Mr. Bristow were eligible for early retirement under the pension plans.

Nonqualified Separation from Service Agreements. Under the separation from service agreements between FCB and certain executive officers, including Mr. Holding and Mrs. Bryant, payments will be made to each officer for a period of 10 years following a separation from service that occurs no earlier than an agreed-upon age. Mr. Nix and Mr. Bristow are parties to substantially similar agreements which were originally entered into between them and FCB-SC and were assumed by FCB. Mrs. Rupp is not a party to a separation from service agreement.

The benefits provided under the agreements with Mr. Holding and Mrs. Bryant vest at age 65 (or an earlier agreed-upon age). Under the agreements with Mr. Nix and Mr. Bristow, payments will be made following a termination of employment no later than the month in which they reach age 65 or following such other termination as shall be agreed upon. However, no payments are made under any of the agreements until there is a separation from service. In return for payments under the agreements, each officer is obligated to provide consultation services to, and not to compete against, FCB during the payment period.

Payments under each agreement begin six months and one week following separation from service. If an officer dies prior to separation from service, or during the payment period following separation from service, the payments under his or her agreement will be made to the officer's designated beneficiary or estate. Except in the case of death, there are no automatic early vesting rights, and FCB may terminate an officer's agreement at any time prior to his or her separation from service. If an officer's agreement is terminated, or the officer's employment terminates before the age provided in his or her agreement, or another date agreed to by FCB, for any reason other than death, all rights under his or her agreement will be forfeited. However, based on facts and circumstances, our CNG Committee may recommend, and FCB's Board may approve, an immediate vesting of an officer's rights under his or her agreement. The agreements do not include any change in control or "golden parachute" provisions or provide for any non-cash benefits.

No new agreements have been entered into since 2014 when our LTIP was approved and awards under it were first granted, and no new agreements currently are contemplated. Amounts of payments provided for in the current agreements with Mr. Holding, Mr. Nix, Mrs. Bryant, and Mr. Bristow are described in the footnotes to the Pension Benefits and Separation from Service Agreements table above.

Section 401(k) Plans. As described in the discussion under the heading "COMPENSATION DISCUSSION AND ANALYSIS," both of our Section 401(k) plans are qualified defined contribution plans that provide vehicles for associates to voluntarily defer a pre-tax and/or post-tax portion of their compensation for retirement and receive an employer matching contribution on a portion of their voluntary deferrals and, under one of the plans, additional profit-sharing contributions to their accounts. Our associates are participants in one of the two Section 401(k) plans, depending on when they were first employed and, if they were first employed before we restructured our pension plans and Section 401(k) plans during 2007, depending on elections they made at that time. Associates first hired prior to the plan restructuring (and not rehired on or after January 1, 2015) who chose to continue to participate in their respective pension plan and "legacy" Section 401(k) plan are eligible to make deferrals and receive employer matching contributions under the FCB Legacy 401(k) Plan. Associates first hired prior to the plan restructuring who elected to participate in an "enhanced" Section 401(k) plan, and associates first hired after the plan restructuring or rehired on or after January 1, 2015 (including former CIT and SVB associates), may only participate in the FCB 401(k) Plan.

The maximum 2023 voluntary deferral under either plan was $22,500 for a participant under the age of 50, and $30,000 for a participant age 50 or older. Under the FCB Legacy 401(k) Plan, FCB matches participants' deferrals in an amount equal to 100% of the first 3%, and 50% of the next 3%, of the participant's compensation that he or she defers, up to and including a maximum matching contribution of 4.5% of the participant's eligible compensation, but not more than $14,850 for 2023. Under the FCB 401(k) Plan, FCB matches participants' deferrals in an amount equal to 100% of to the first 6% of the participant's eligible compensation that he or she defers. In addition, following the close of each plan year, FCB may make a discretionary profit-sharing contribution under the FCB 401(k) Plan to each eligible participant's account, without regard to the amount of the participant's deferrals. FCB made a profit-sharing contribution for 2023 equal to 3% of each participant's eligible compensation. During 2023 the maximum matching contribution under the FCB 401(k) Plan was $19,800, and the maximum profit-sharing contribution was $9,900.

Each associate's voluntary deferrals, together with all employer contributions to his or her account, are invested in one or more investment vehicles selected by the associate from a menu of publicly-traded mutual funds and other investment options made available to participants by FCB.

FCB's Section 401(k) plan contributions during 2023 for the accounts of our NEOs are included in the "All Other Compensation" column of the Summary Compensation Table and are listed for each officer in Footnote 7 to that table. Mr. Holding, Mr. Nix, Mrs. Bryant, and Mr. Bristow are participants in the FCB Legacy 401(k) Plan, so they did not receive the profit-sharing contributions that were made for 2023 to the accounts of participants in the FCB 401(k) Plan. Mrs. Rupp participates in the FCB 401(k) Plan and for 2023 received matching and profit-sharing contributions to her account.

Nonqualified Deferred Compensation

During 2021 FCB's Board of Directors adopted the FCB 2021 Plan. The purpose of the FCB 2021 Plan is to permit management and other highly compensated associates of FCB and its participating affiliates to save for retirement and other long-term financial goals on a tax-deferred basis by electing annually to defer receipt of portions of their base salaries and LTIP award payments in excess of amounts they could defer through their voluntary contributions to our Section 401(k) plans. The FCB 2021 Plan does not provide for FCB to make any additional or discretionary contributions to participants' plan accounts. Mr. Nix, Mrs. Bryant, and Mr. Bristow were participants in the FCB 2021 Plan during 2023. Mr. Holding and Mrs. Rupp are eligible to participate in the plan but have not elected to defer any compensation.

Also, prior to our merger with FCB-SC during 2014, FCB-SC maintained two unfunded, nonqualified deferred compensation plans in which various officers of FCB-SC were participants (the "FCB-SC Plans"). In connection with that merger, FCB agreed to assume, accrue interest on, and distribute the accounts of participants in the FCB-SC Plans in accordance with the terms of the plans as they existed when the merger was completed. Participants may not make any further deferrals under the FCB-SC Plans. FCB is responsible for interest accrued on the balances in participants' plan accounts, but FCB does not make any contributions to the plans. Mr. Nix and Mr. Bristow have accounts under both FCB-SC Plans.

The following table provides information regarding accounts under the FCB 2021 Plan and the two FCB-SC Plans of our NEOs who were participants in those plans during 2023.

NONQUALIFIED DEFERRED COMPENSATION

Name	Plan Name	Executive Contributions in Last Fiscal Year (2)	Our Contributions in Last Fiscal Year (3)	Aggregate Earnings/ (Loss) in Last Fiscal Year	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last Fiscal Year End (6)
Craig L. Nix	FCB 2021 Nonqualified Deferred Compensation Plan	$ 170,656	$ -0-	$ 73,499 (4)	$ -0-	$ 646,059
	FCB-SC Deferred Compensation Plan (1)	-0-	-0-	10,855 (5)	-0-	138,328
	FCB-SC 409A Deferred Compensation Plan (1)	-0-	-0-	59,131 (5)	-0-	753,539
Hope H. Bryant	FCB 2021 Nonqualified Deferred Compensation Plan	502,813	-0-	86,305 (4)	-0-	736,527
Peter M. Bristow	FCB 2021 Nonqualified Deferred Compensation Plan	362,813	-0-	91,678 (4)	-0-	863,969
	FCB-SC Deferred Compensation Plan (1)	-0-	-0-	45,008 (5)	-0-	573,565
	FCB-SC 409A Deferred Compensation Plan (1)	-0-	-0-	109,641 (5)	-0-	1,397,217

(1) The FCB-SC Deferred Compensation Plan was replaced by the FCB-SC 409A Deferred Compensation Plan in 2004.

(2) No additional deferrals may be made by Mr. Nix or Mr. Bristow under either FCB-SC Plan.

(3) No contributions are made by FCB to officers' accounts under the FCB 2021 Plan. Although each of the FCB-SC Plans permitted employer contributions, FCB-SC did not make contributions to Mr. Nix's and Mr. Bristow's plan accounts, and FCB has not made, and in the future will not make, any contributions to their accounts.

(4) The listed amounts of aggregate earnings under the FCB 2021 Plan reflect net amounts accrued by FCB to the named NEOs' respective accounts for 2023, as measured by the deemed net investment income that would have accrued to their accounts if their account balances had actually been invested during 2023 in the publicly traded mutual funds or other deemed investment options elected by the officers from among those available to participants under the plan. Many of those deemed investment options are identical to the investment options offered to participants in the Section 401(k) plans. However, certain investment funds that are available to Section 401(k) plan participants are not options available to FCB 2021 Plan participants because those investment funds are only available for the investment of assets held in employer sponsored ERISA retirement plans, or because they are not available to plans that have smaller aggregate amounts of assets. In the case of those Section 401(k) plan investment options, a similar investment fund option is offered to participants in the FCB 2021 Plan that is equivalent to, but not more favorable than, the Section 401(k) plan option, with the exception of five investment funds available to Section 401(k) plan participants for which no comparable option is available to FCB 2021 Plan participants. Because the investment options available to FCB 2021 Plan participants are not more favorable than the options available to Section 401(k) plan participants, no deemed investment earnings credited by FCB to our NEOs' accounts for 2023 under the FCB 2021 Plan are considered to be "above market" or are included in the Summary Compensation Table as compensation received by them for that year.

(5) The listed amounts of aggregate earnings for Mr. Nix's and Mr. Bristow's accounts under the FCB-SC Plans reflect interest accrued by FCB for 2023 to their respective separate accounts under those plans. Of those amounts, an aggregate of $22,792 for Mr. Nix and $44,326 for Mr. Bristow is considered to be "above market" and is included in their respective amounts listed in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column of the Summary Compensation Table as compensation received by them for 2023. Those "above-market" amounts reflect the portions of total interest FCB accrued to their accounts during 2023 that exceed the amounts that would have been accrued at a rate equal to 120% of the "applicable federal rates," as set by the Internal Revenue Service, in effect at the time the fixed rate at which interest actually is accrued on each account was set.

(6) The listed amounts reflect the aggregate balances credited to the officers' accounts under each plan at December 31, 2023.

    (a) Of the amount of executive contributions and aggregate earnings (or loss) credited to each officer's account under each plan in which he or she was a participant, the following amounts are reported in the Summary Compensation Table as compensation received by the officer for 2023: FCB 2021 Plan: Mr. Nix - $-0-, Mrs. Bryant - $140,000, and Mr. Bristow - $-0-; FCB-SC Deferred Compensation Plan: Mr. Nix - $3,342, and Mr. Bristow - $8,262; and FCB-SC 409A Deferred Compensation Plan: Mr. Nix - $19,450 and Mr. Bristow - $36,064.

    (b) Of the amounts of each officer's year-end account balance under each plan, the following amounts have been reported as compensation received by the officer in the Summary Compensation Tables contained in our proxy statements for years prior to 2023: FCB 2021 Plan: Mr. Nix - $620,476, Mrs. Bryant - $535,932, and Mr. Bristow - $828,859; FCB-SC Deferred Compensation Plan: Mr. Nix - $19,337, and Mr. Bristow - $47,845; and FCB-SC 409A Deferred Compensation Plan: Mr. Nix - $124,983, and Mr. Bristow - $224,212.

FCB 2021 Nonqualified Deferred Compensation Plan. Amounts deferred by each participant under the FCB 2021 Plan are credited to a book-entry account and represent an unfunded, unsecured obligation of FCB to the participant. Each participant's account is increased or decreased by FCB to reflect gains or losses the participant's account would have realized or incurred if it had been invested in one or more deemed investment options selected by the participant from a menu of publicly-traded mutual funds or other investment vehicles determined from time to time by FCB. Participants may change their investment option elections at any time. The deemed investment options are used for measurement purposes only and amounts deferred by participants do not represent any actual investments made on their behalf. FCB's payment obligation to each participant at any time is equal to the amount of the participant's own elective deferrals to the FCB 2021 Plan, as adjusted for the hypothetical gains or losses on the participant's account based on the participant's deemed investment option elections.

Each participant is fully vested at all times in all amounts credited to his or her account under the FCB 2021 Plan. Distributions of a participant's FCB 2021 Plan account will be made following a "triggering event," which will be the participant's separation of service, death, disability, or certain limited unforeseeable emergencies. Distributions will generally be paid in a single lump sum unless the participant elects, upon commencing his or her participation in the plan, to receive distributions in annual installments over five, 10, or 15 years. Payments to participants under the FCB 2021 Plan will be made, or will commence, within 90 days following January 31 of the calendar year immediately following the year in which their triggering events occur. The FCB 2021 Plan is designed to comply with Section 409A of the Internal Revenue Code of 1986 ("Section 409A") and all distributions will be made in accordance with Section 409A. FCB may generally amend or terminate the FCB 2021 Plan at any time, provided that any such action complies with the requirements of Section 409A and will not reduce a participant's plan account balance.

A Rabbi Trust has been established by FCB for purposes of holding assets necessary to fund distributions payable under the FCB 2021 Plan. However, FCB 2021 Plan participants (and their beneficiaries) at all times have the same status as general, unsecured creditors of FCB.

FCB-SC Deferred Compensation Plans. The two FCB-SC Plans include FCB-SC's original Deferred Compensation Plan, which was frozen effective December 31, 2004, and a new 409A Deferred Compensation Plan that replaced the frozen plan. The terms of the FCB-SC Plans continue to govern the accounts of participants as they existed when FCB assumed the plans. Each of the FCB-SC Plans permitted participants to defer up to 10% of their "compensation" (as defined in the plans) each year. Deferred amounts were credited to unfunded accounts on FCB-SC's books, and interest was accrued on the accounts at a fixed or floating rate, as elected by the participants when they first became participants. Mr. Nix's and Mr. Bristow's accounts under both plans accrue interest at the 8.20% fixed contract rate that was provided for by each plan at the time they became participants.

Participants' FCB-SC Plan accounts will be paid out upon their retirement, and participants could elect to be paid in a lump sum or in an annuity of five, 10, 15, or 20 years. If a participant dies before or after payments commence, payments will be made to the participant's designated beneficiary in the manner elected by the participant, or if no election was made, in a lump-sum payment. If a participant terminates employment for reasons other than retirement, the participant's plan accounts will be paid in a lump sum. In the event of an unforeseen emergency, at a participant's request a distribution of all or part of the participant's accounts may be made at the discretion of the plan administrator, subject to applicable law. FCB-SC Plan participants (and their beneficiaries) at all times have the same status as general, unsecured creditors of FCB.

Potential Payments upon Termination of Employment

The only contracts, agreements, plans, or arrangements under which payments or other benefits will be made or provided to any of our NEOs in connection with a termination of their employment or a change in their responsibilities are:

- FCB's qualified pension plans and Section 401(k) plans;

- the FCB 2021 Plan and the two FCB-SC Plans;

- the separation from service agreements under which payments will be made following an officer's separation from service after a specified age or his or her earlier death while still employed;

- provisions of FCB's LTIP and MPP under which, if a participant dies, retires, becomes disabled, or if the participant's employment is terminated by FCB other than for cause, before a previously granted award becomes payable, a pro rata share of the award may be paid, at the Committee's discretion, after the end of the period covered by the award if and to the extent that the award would have become earned and payable had the participant's employment status not changed; and

- FCB's group insurance plans under which disability and death benefits are provided to all of our and FCB's eligible officers and associates.

Payments and benefits for our NEOs under the pension plans, Section 401(k) plans, separation from service agreements, LTIP and MPP, and nonqualified deferred compensation plans, are described in the discussions above. An associate's death benefit under FCB's group life insurance plan equals one times the associate's base annual earnings, up to a maximum benefit of $600,000.

There are no agreements with any of our NEOs under which payments would be made as a result of a change in control of our company or FCB or any other severance arrangements under which payments would be made to them upon a termination of their employment.

Pay Ratio

In accordance with the requirements of Schedule 14A of the Exchange Act, and Item 402(u) of the SEC's Regulation S-K, we are providing the following information about the relationship of the annual total compensation of our associates (i.e., our employees) to the annual total compensation of our Chairman and Chief Executive Officer, Frank B. Holding, Jr. (our "CEO").

For 2023:

- the annual total compensation of our "median associate" was $103,692, and

- our CEO's annual total compensation, as reported in the "Total" column of the Summary Compensation Table included in this proxy statement, was $9,961,303.

Based on this information, for 2023 the ratio of the annual total compensation of our CEO to the annual total compensation of our median associate was 96.1:1. This "pay ratio" is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K.

For 2023, we reviewed our associate population and compensation arrangements for our associates and, because of the significant increase in our associate population resulting from employees of SVB becoming our associates in connection with the SVB Acquisition in March 2023, we believed there had been changes that would significantly affect our pay ratio disclosure. As a result, for purposes of the calculation of our pay ratio for 2023, we selected a new median associate on November 24, 2023. On that date, our associate population consisted of a total of 16,010 U.S. and non-U.S. associates, including permanent full-time and part-time associates and temporary and seasonal associates, but excluding our CEO and our contract workers. Of that total number, we had a total of 13 non-U.S. associates, including 11 located in Canada and two located in Mexico, all of whom we excluded for purposes of our analysis. From our remaining population of 15,997 associates, we identified our median associate using a consistently applied compensation measure described below, which is the same measure we used to identify our previous median associate.

- We compared the aggregate amounts of associates' 2023 compensation through November 24, 2023 (including salary, wages, overtime pay, commissions, bonuses, incentives, and certain other compensation), and our matching contributions to Section 401(k) plan accounts, together with the amounts of our most recent annual profit-sharing contributions (made in 2023 for 2022) to FCB 401(k) Plan accounts of associates, all as reflected in our payroll records. For associates included in the associate population who were hired or became our associates after January 1, 2023 (including former SVB employees), we considered them as having been employed at their salary or wage rates for the entire year prior to November 24, 2023. We did not make any cost-of-living adjustment in any associate's compensation. From the totals above we identified 13 associates whose 2023 totals were at or near the median total but who were participants in different plans under our retirement programs, and, for those who were pension plan participants, we obtained estimates of their respective changes in pension values (if any) based on the status of their participation in those plans.

- We then compiled the aggregate amounts of those 13 associates' 2023 compensation and, for each associate in the group who was a participant in one of our pension plans, we added, based on the pension plan in which he or she participated and his or her participation status under the plan, the average of the estimated changes (if positive) in the actuarial present values of accumulated pension plan benefits for 2023 for the associates in the group who participated in that plan to determine an estimate of his or her 2023 total compensation.

- We then compared those associates' 2023 compensation compiled as described above, and identified the initial median associate for 2023.

- Because the amounts of changes in the actuarial present values of accrued pension benefits can increase and decrease each year, thereby affecting the total compensation of our median associate, it was determined that, if the initial median associate identified as described above was a pension plan participant, we would review the associates above and below that associate and select one whose total compensation was substantially the same as that of the initial median associate, but who was not a pension plan participant. However, the initial median associate identified as described above was not a pension plan participant and, therefore, is our median associate for 2023.

After we selected our median associate, we determined the amount of that associate's actual 2023 annual total compensation listed above in the same manner as we determined our CEO's annual total compensation disclosed in the "Total" column of our Summary Compensation Table included in this proxy statement, and we compared our CEO's annual total compensation to that of the median associate to determine our 2023 pay ratio.

Compensation Committee Interlocks and Insider Participation

Calvin B. Koonce, Jr., who is a relative of our director and CNG Committee member Victor E. Bell III, is employed by FCB in a non-executive officer position. Mr. Koonce's aggregate compensation for services during 2023 amounted to $163,362 (including FCB's contributions to his FCB 401(k) Plan account, but excluding other normal benefits provided to all associates). We believe the terms of Mr. Koonce's employment, including compensation, are commensurate with his experience, responsibilities, and performance in his position, his incentive opportunities are the same as those provided to other associates in similar positions, and his employee benefits are the same as are provided on the same terms to all other associates. Mr. Koonce's compensation is set each year through FCB's normal evaluation and merit increase process. Our Audit Committee reviewed and approved the terms of his employment relationship for 2023 and will continue to do so annually.

PAY VERSUS PERFORMANCE

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of the SEC's Regulation S-K, we are providing the following information about the relationship between our NEOs' compensation and certain measures of our financial performance. Further information about our pay-for-performance philosophy and how we align executive compensation with our performance is contained in the discussion under the heading "COMPENSATION DISCUSSION AND ANALYSIS."

PAY VERSUS PERFORMANCE

Year	Summary Compensation Table Total for PEO (1)	Compensation Actually Paid to PEO (2)	Average Summary Compensation Table Total for Non-PEO Named Executive Officers (3)	Average Compensation Actually Paid to Non-PEO Named Executive Officers (4)	Value of Initial Fixed $100 Investment Based On:		Net Income (7) (in millions)
					Total Shareholder Return (5)	Peer Group Total Shareholder Return (6)	
2023	$9,961,303	$9,565,064	$5,201,280	$5,033,984	$268	$ 97	$11,466
2022	8,031,975	8,086,666	6,460,948	5,993,031	144	98	1,098
2021	5,629,478	5,623,548	2,868,125	2,889,582	157	124	547
2020	4,436,450	3,904,039	2,397,694	2,110,228	109	90	492

(1) For each year, reflects the total compensation amount reported for our Chief Executive Officer (our "PEO"), Frank B. Holding, Jr., in the "Total" column of our Summary Compensation Table that appears under the heading "EXECUTIVE COMPENSATION" in our proxy statement for that year.

(2) For each year, reflects the amount of "Compensation Actually Paid" to our Chief Executive Officer, Frank B. Holding, Jr., as computed in accordance with Item 402(v) of Regulation S-K. "Compensation Actually Paid" is calculated solely for purposes of required disclosures under Item 402(v) and does not reflect the actual amount of compensation earned by or paid to Mr. Holding for each year. In accordance with Item 402(v), the following adjustments were made to Mr. Holding's total compensation as presented in the Summary Compensation Table for each year to calculate "Compensation Actually Paid." No equity awards have been granted to Mr. Holding and, as a result, the table below reflects no equity award adjustments.

Year	Reported Summary Compensation Table Total for PEO	Reported Change in Actuarial Present Value of Pension Benefits (a)	Pension Benefit Adjustments (b)	Compensation Actually Paid to PEO
2023	$9,961,303	$(429,578)	$33,339	$9,565,064
2022	8,031,975	-0-	54,691	8,086,666
2021	5,629,478	(60,063)	54,133	5,623,548
2020	4,436,450	(581,100)	48,690	3,904,039

(a) Reflects subtraction of the net aggregate change in the actuarial present value of Mr. Holding's accumulated benefits under all defined benefit and actuarial pension plans as reported for him in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column of the Summary Compensation Table for each year. For 2022, the amount of the net change was a negative amount and, in accordance with the SEC's disclosure rules, is shown as $-0-.

(b) Reflects addition of annual "service cost," which is the actuarially determined present value of Mr. Holding's benefit under FCB's defined benefit pension plan attributable to services he rendered during each year. There were no amendments to defined benefit or actuarial plans during 2023, 2022, 2021, or 2020 that resulted in service costs for prior years.

(3) For each year, reflects the average of the total compensation amounts reported for our other NEOs as a group (excluding Mr. Holding) in the "Total" column of the Summary Compensation Table in our proxy statement for that year. Our other NEOs included for purposes of calculating the average amount for each of 2023, 2022, 2021, and 2020 are: Craig L. Nix, Hope H. Bryant, and Peter M. Bristow. In addition, our other NEOs included Ellen R. Alemany for 2022, Lorie K. Rupp for 2023 and 2021, and Jeffery L. Ward for 2020. The average total compensation of our other NEOs for 2022 was higher than in 2023, 2021, and 2020 primarily as a result of the compensation paid to Mrs. Alemany for 2022, following the CIT Merger, under the terms of her employment agreement, and the RSUs deemed to have been granted to her during 2022 upon the conversion into RSUs covering our Class A Common of equity awards previously granted to her by CIT.

(4) For each year, reflects the average of the amounts of "Compensation Actually Paid" to the other NEOs as a group (excluding Mr. Holding), as computed in accordance with Item 402(v) of Regulation S-K. The names of each of the other NEOs included for purposes of calculating the average amount for each of 2023, 2022, 2021, and 2020 are: Craig L. Nix, Hope H. Bryant, and Peter M. Bristow. In addition, our other NEOs included Ellen R. Alemany for 2022, Lorie K. Rupp for 2023 and 2021, and Jeffery L. Ward for 2020. "Compensation Actually Paid" is calculated using the same methodology described in Footnote 2. The average "Compensation Actually Paid" to our other NEOs for 2022 was higher than in 2023, 2021 and 2020, primarily as a result of the compensation paid to Mrs. Alemany for 2022 as described in Footnote 3 above. In accordance with the requirements of Item 402(v), the following adjustments were made to average total compensation of the other NEOs as a group for each year to determine the "Compensation Actually Paid."

Year	Average Reported Summary Compensation Table Total for Non-PEO NEOs	Average Reported Value of Equity Awards (a)	Average Equity Award Adjustments (b)	Average Reported Change in Actuarial Present Value of Pension Benefits (c)	Average Pension Benefit Adjustments (d)	Average Compensation Actually Paid to Non-PEO NEOs
2023	$5,201,280	$ -0-	$ -0-	$(197,578)	$30,283	$5,033,984
2022	6,460,948	(659,436)	148,923	-0-	42,596	5,993,031
2021	2,868,125	-0-	-0-	(21,516)	42,973	2,889,582
2020	2,397,694	-0-	-0-	(323,938)	36,472	2,110,228

(a) For 2022, reflects subtraction of the average for our other NEOs as a group (excluding Mr. Holding) of the fair value, computed in accordance with FASB ASC Topic 718, of equity awards granted during that year. The RSUs deemed to have been granted to Mrs. Alemany during 2022 upon conversion of an equity award previously granted to her by CIT is the only equity award that is deemed to have been granted to any of our NEOs during 2023, 2022, 2021, or 2020.

(b) Reflects the addition of a net average amount of equity award adjustments for 2022, which was the only year in which equity awards were outstanding. The amounts added or subtracted in calculating the total average equity award adjustments for 2022 are listed in the following table. As described in footnotes to the table, Mrs. Alemany is the only NEO who held any equity awards during any year shown in the table. Amounts listed are averages for our four NEOs as a group, excluding Mr. Holding, based on equity awards held only by Mrs. Alemany.

Year	Average Fair Value as of Vesting Date of Equity Awards Granted and Vested in 2022 (A)	Average Change in Fair Value as of Vesting Date of Equity Awards Granted in Prior Year (B)	Average Change in Fair Value as of End of the Year in Outstanding Equity Awards Granted in Prior Year (C)	Average Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation (D)	Total Average Equity Award Adjustments
2022	$581,662	$(84,710)	$(348,030)	$-0-	$148,923

(A) Reflects the average for our NEO's as a group (excluding Mr. Holding) based on the fair value as of its vesting date of one equity award previously granted by CIT to Mrs. Alemany which was modified when it was converted into RSUs covering shares of our Class A Common upon consummation of the CIT Merger. As a result of the modification, that award is deemed to have been granted by us during 2022.

(B) Reflects subtraction of an average for our NEOs as a group (excluding Mr. Holding) based on the change (which was a decrease) in the fair value between consummation of the CIT Merger on January 3, 2022, and the partial vesting dates during 2022 of three equity awards previously granted by CIT to Mrs. Alemany which were converted into RSUs covering shares of our Class A Common upon consummation of the CIT Merger. The converted CIT equity awards were granted by CIT in prior years, and the RSUs into which they were converted are not considered to have been granted by us during 2022 because the terms of the awards were not modified.

(C) Reflects subtraction of an average for our NEOs as a group (excluding Mr. Holding) based on the change (which was a decrease) in the fair value between consummation of the CIT Merger on January 3, 2022, and December 31, 2022, of the unvested portion of four equity awards previously granted by CIT to Mrs. Alemany which were converted into RSUs covering shares of our Class A Common upon consummation of the merger. The converted CIT equity awards were granted by CIT in prior years and the RSUs into which they were converted are not considered to have been granted by us during 2022 because the terms of the awards were not modified.

(D) All dividends accrued on unvested shares covered by Mrs. Alemany's RSUs during 2022 were included in total compensation in the 2022 Summary Compensation Table. As a result, no separate adjustment for them is made in the determination of average "Compensation Actually Paid" to the other NEOs.

(c) Reflects subtraction of the average net aggregate change in the actuarial present value of the accumulated benefits of the other NEOs as a group (excluding Mr. Holding) under all defined benefit and actuarial pension plans as reported for them in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column of the Summary Compensation Table for each applicable year. For 2022, the average net amount of the change was a negative amount and, in accordance with the SEC's disclosure rules, is shown as $-0-.

(d) Reflects addition of the average annual "service cost," which is the average of the actuarially determined present values of the benefits of the other NEOs as a group (excluding Mr. Holding) under defined benefit plans attributable to services they rendered during each applicable year. There were no amendments to defined benefit or actuarial plans during 2023, 2022, 2021, of 2020 that resulted in service costs for prior years.

(5) "Total Shareholder Return" ("Company TSR") represents our cumulative total stockholder return during each measurement period and is calculated by dividing the sum of (i) the difference between the share price of our Class A Common at the end and the beginning of the measurement period, plus (ii) the cumulative amount of dividends paid on our Class A Common for the measurement period, assuming dividend reinvestment, by the share price of our Class A Common at the beginning of the measurement period. Each amount assumes that $100 was invested in our Class A Common on December 31, 2019, and dividends were reinvested for additional shares.

(6) "Peer Group Total Shareholder Return" ("Peer Group TSR") represents the cumulative total stockholder return during each measurement period for the KBW Nasdaq Bank Total Return Index, which is an industry index composed of the largest banking companies, including all regional and money center banks. Each amount assumes that $100 was invested on December 31, 2019, and dividends were reinvested for additional shares.

(7) Reflects the dollar amount of net income reported in our audited consolidated financial statements for the applicable year.

Financial Performance Measures. As described in greater detail under the heading "COMPENSATION DISCUSSION AND ANALYSIS," our executive compensation program reflects a pay-for-performance philosophy. We attempt to reward sustained long-term performance, align executive compensation with our strategic plan, and build the long-term value of our company and our stockholders' investments. As described further below, we use our TBV+D Growth Rate (a three-year financial performance measure) to link a significant portion of the compensation paid to our NEOs to company performance. However, guidance issued by the Staff of the SEC's Division of Corporation Finance states that companies may not designate a multi-year financial performance measure as their "Company-Selected Measure" in their "Pay Versus Performance" disclosures. For that reason, and because we did not use any one-year or other short-term financial measures to link "Compensation Actually Paid" to our NEOs for 2023 to company performance, we have not included a "Company-Selected Measure" in the Pay Versus Performance table above, nor have we included TBV+D Growth Rate or any other financial performance measure in a list of measures used to link 2023 compensation to company performance.

The central objective of our strategic plan is to build the long-term value of our company and our stockholders' investments. Our CNG Committee believes growth in tangible book value per share is a key driver of long-term value, and the performance objectives the Committee sets for awards granted each year under our LTIP, from which our NEOs derive a substantial portion of their annual compensation, are based on our TBV+D Growth Rate. Our TBV+D Growth Rate measures growth in the tangible book value, plus cumulative dividends paid, on our common stock over the preceding three years, and our TBV+D Growth Rate for 2021 through 2023 determined the payments for LTIP awards for the 2021-2023 plan Performance Period disclosed in the Summary Compensation Table above, which were a significant portion of NEO compensation for 2023. As a result, a substantial portion of compensation paid to our NEOs for 2023 was based on our TBV+D Growth Rate for 2021 through 2023 and, therefore, was linked to sustained company performance. The way we use and calculate the TBV+D Growth Rate (including adjustments made in the calculation) is described in more detail under the heading "COMPENSATION DISCUSSION AND ANALYSIS."

Our "Financial True North" measures include our net income, loan and deposit growth, noninterest income and expense, and net originated loan charge-offs for each year. They are one-year measures and are considered by the CNG Committee generally, and collectively rather than as individual measures of company performance, in its annual performance evaluation of our Chief Executive Officer and in its consideration of our executive officers' compensation for the following year. However, those measures were not used to link "Compensation Actually Paid" for 2023 or any other year to company performance.

Analysis of the Information Presented in the Pay Versus Performance Table. As described in more detail under the heading "COMPENSATION DISCUSSION AND ANALYSIS," our executive compensation program reflects a variable pay-for-performance philosophy. We generally seek to incentivize long-term performance and do not specifically align annual performance measures with "Compensation Actually Paid" (as computed in accordance with Item 402(v) of Regulation S-K) for a particular year. In accordance with Item 402(v) of Regulation S-K, we are providing the following descriptions of the relationships between information presented in the Pay Versus Performance table.

The following graph compares, for each of 2023, 2022, 2021, and 2020, the "Compensation Actually Paid" to our Chief Executive Officer, and the average "Compensation Actually Paid" to our other NEOs, for each of those years to the Company TSR and Peer Group TSR over those years. As illustrated by the graph, the amount of "Compensation Actually Paid" to Mr. Holding and the average amount of "Compensation Actually Paid" to our other NEOs as a group (excluding Mr. Holding) for each year are generally aligned with our Company TSR over the four years presented in the graph, and our Company TSR compares favorably to the Peer Group TSR over that period. However, both our Company TSR and the Peer Group TSR for 2022 were negatively affected by the general market decline in stock prices during 2022.

COMPENSATION ACTUALLY PAID (CAP) VS. COMPANY TSR AND PEER GROUP TSR



The following graph compares, for each of 2023, 2022, 2021, and 2020, the "Compensation Actually Paid" to our Chief Executive Officer, and the average "Compensation Actually Paid" to our other NEOs, for each of those years to our net income as reported in our audited financial statements for each year. While net income is one of the measures included in our "Financial True North" metrics, we do not use it alone as a performance measure in the overall executive compensation program. However, net income is a substantial component of annual increases in tangible book value and, accordingly, it is a factor in our TBV+D Growth Rate. Net income has increased each year during the four years covered by the graph, and it increased significantly for 2023 due, in large part, to the impact of the SVB Acquisition effective on March 27, 2023. As illustrated by the graph, the amount of "Compensation Actually Paid" to Mr. Holding and the average amount of "Compensation Actually Paid" to our other NEOs as a group (excluding Mr. Holding) for each year are generally aligned with increases in our net income over the four years presented in the graph.

COMPENSATION ACTUALLY PAID (CAP) VS. NET INCOME



DIRECTOR COMPENSATION

2023 Compensation. The following table lists compensation paid to our non-associate directors during 2023 as compensation for their services as members of the Boards and committees of the Boards for their one-year terms of office following our 2023 Annual Meeting. Directors who also served as our or FCB's officers or associates during 2023 did not receive any compensation for their services as directors.

2023 DIRECTOR COMPENSATION

Name (1)	Fees Earned or Paid in Cash (3)	All Other Compensation (2)(4)	Total
Ellen R. Alemany (2)	$ -0-	$ 7,925,978	$ 7,925,978
John M. Alexander, Jr.	272,500	-0-	272,500
Victor E. Bell III	265,000	-0-	265,000
Michael A. Carpenter	265,000	-0-	265,000
H. Lee Durham, Jr.	322,500	-0-	322,500
Dr. Eugene Flood, Jr.	320,000	-0-	320,000
Robert R. Hoppe	295,000	-0-	295,000
Floyd L. Keels	265,000	-0-	265,000
Robert E. Mason IV	265,000	-0-	265,000
Robert T. Newcomb	340,000	-0-	340,000

(1) Mr. Holding, Mrs. Bryant, and Mr. Bristow are not listed in the table. Each of them served as a director for 2023, but, as reflected in the Summary Compensation Table, each was compensated as an associate of FCB and received no additional compensation for services as a director. David G. Leitch was appointed as a director during 2024 and did not serve or receive compensation as a director during 2023. Compensation will be paid for his services as a director during 2024 on the same basis as other outside directors, including a pro rata amount for his service between his appointment as a director and the date of the Annual Meeting. Vice Admiral John R. Ryan, USN (Ret.) was re-elected as a director at our 2022 Annual Meeting and served until the end of his term at our 2023 Annual Meeting. Compensation for his service during his one-year term of office following the 2022 Annual Meeting was paid in full during 2022, and no payment was made to him during 2023.

(2) Mrs. Alemany was an employee of FCB during 2023 and received no retainer or fees for her service as a director. Her compensation as an employee is listed in the "All Other Compensation" column and is described in the narrative discussion below. Her employment ended on January 4, 2024, and during 2024 she will receive compensation for her services as a director on the same basis as other outside directors, including payment of a pro rata portion of annual fees for her service during the remainder of her current term of office ending at the Annual Meeting.

(3) Amounts include the aggregate amounts of compensation paid (all of which was paid during 2023) to outside directors for services as directors, committee chairs, and in other Board positions for their one-year terms of office following our 2023 Annual Meeting. Dr. Flood's total fees include, in addition to fees for his one-year term of office following the 2023 Annual Meeting, a prorated amount for his service during the time between his appointment as a director effective January 1, 2023, and the date of the 2023 Annual Meeting.

(4) From time to time our directors may receive or be deemed to have received personal benefits from FCB. We believe FCB's aggregate incremental cost associated with personal benefits received during 2023 by each of our directors listed in the table did not exceed $10,000 and, for that reason, no amount for personal benefits is included for any of them in the "All Other Compensation" column in the table above. Our non-associate directors are covered under a directors and officers liability insurance policy provided by FCB, and by a travel and accident insurance policy provided by FCB that covers all of our and FCB's officers, associates, and directors, and they are reimbursed for their expenses in attending Board and committee meetings and in attending industry and professional development events related to their duties.

Schedules of Directors' Fees. The following table describes our standard schedule of fees under which compensation was paid to non-associate directors for their services during their one-year terms of office following our 2023 Annual Meeting, and the revised schedule of fees approved by the Board of Directors under which directors will be paid during their one-year terms of office following the Annual Meeting.

Description (1)	Amount	
	2023	2024
Annual retainer paid to each director	$ 245,000	$ 270,000
Annual retainer paid to the chairperson of our Compensation, Nominations and Governance Committee	30,000	40,000
Annual retainer paid to the chairperson of our Risk Committee	30,000	40,000
Annual retainer paid to the chairperson of our Audit Committee	30,000	40,000
Annual retainer paid to the chairperson of FCB's Trust Committee	7,500	7,500
Annual retainer paid to our Audit Committee Financial Expert	27,500	27,500
Annual retainer paid to our Lead Independent Director	45,000	45,000
Retainer paid to participants in director working groups	—	(2)

(1) Neither fee schedule contemplates the payment of fees for attendance at meetings of the Boards or committees of the Boards. However, the Boards' approval of each fee schedule provided that, in the event of a substantial increase in the frequency of meetings, including the calling of special meetings, or the appointment of a special committee, the CNG Committee could recommend, for approval by the Boards, the payment of additional compensation in consideration for the additional time demands placed on directors. For 2023, as a result of the increase in meetings of directors related to the SVB Acquisition, the Committee recommended, and the Boards approved, payment of $20,000 in additional compensation to each outside director. Those payments are included in each director's "Fees Earned or Paid in Cash" in the 2023 Director Compensation table above.

(2) The Boards may, from time to time, appoint working groups of directors to focus on special projects or significant initiatives, including integration and optimization, transition to large bank risk management, technology and operations, or other oversight matters. It is expected that directors appointed to such a working group will be paid a monthly retainer which currently is not expected to exceed $3,000 for service as a working group chairperson, $2,500 for service as a vice-chairperson (if any), and $2,000 for other working group members.

The separate annual retainers paid to chairpersons of the various committees, to the Audit Committee Financial Expert, and to the Lead Independent Director are in recognition of the additional time, duties, and responsibilities required by those positions.

In increasing retainer amounts in the 2024 fee schedule, the CNG Committee's recommendation to the Boards, and the Boards' approval, took into account our compensation philosophy, the Board composition and fees paid to directors of comparable financial institutions, advice from Pay Governance on boardroom pay practices, and the increased time commitment and scope of duties and responsibilities of our directors in light of our continued growth.

Compensation paid to our directors is in the form of cash, and we have no plans under which stock options or grants or other equity awards are made to directors.

Ellen R. Alemany "Other Compensation." Concurrent with the execution of our merger agreement with CIT on October 15, 2020, we agreed to employ CIT's then current Chairwoman and Chief Executive Officer, Ellen R. Alemany, and we entered into a two-year employment agreement with her, effective upon consummation of the CIT Merger. Mrs. Alemany's agreement and the term of her employment began when the merger became effective on January 3, 2022.

The employment agreement, the term of which ended on January 4, 2024, provided for annual base salary of $1,000,000 and, in lieu of participation in our LTIP, a guaranteed annual bonus of $6,850,000 at the conclusion of each 12-month period during the term. Additionally, by virtue of having worked through the second anniversary of consummation of the merger, Mrs. Alemany will receive a retention bonus of $13 million which is expected to be paid in a lump sum during July 2024, conditioned upon her execution of a release of all claims. The retention bonus is in lieu of any amounts she would have been entitled to receive upon any qualifying termination of employment under the CIT Employee Severance Plan or any other severance arrangements with CIT or FCB.

During 2022 following the merger, Mrs. Alemany served as our and FCB's Vice Chairwoman, reporting to our Chairman and Chief Executive Officer, and served on the Boards, with duties related to the transition and integration of CIT's and FCB's businesses. Effective December 31, 2022, Mrs. Alemany ceased to serve as Vice Chairwoman and as an executive officer. During 2023, in addition to her role as a director, she was an employee of FCB and Special Advisor to our Chairman and Chief Executive Officer. Following the end of her employment on January 4, 2024, she continues to serve as a director and has been nominated for reelection at the Annual Meeting.

During 2023, Mrs. Alemany was eligible for benefits from FCB on the same basis as other former employees of CIT, and vacation, holiday, and personal leave in accordance with FCB's plans and policies that apply to all of its associates. Additionally, in 2023, consistent with the employment agreement, FCB provided Mrs. Alemany with first-class business air travel arrangements for her business-related travel.

Upon consummation of the CIT Merger, Mrs. Alemany held unvested stock awards previously granted by CIT covering an aggregate of 323,827 shares of CIT's common stock which, in the same manner as all other CIT stock awards held by CIT's other officers, were converted into RSUs covering an aggregate of 20,080 shares of our Class A Common and having the same terms as the converted CIT awards, with the exception of performance-based conditions that applied to one CIT stock award which, pursuant to the terms of the merger agreement, were considered to have been satisfied at the time of the merger. All RSUs would vest over time in accordance with the terms of the converted CIT awards. With the conclusion of her employment, the last of her unvested RSUs became vested and are expected to be settled during July 2024.

The following table describes Mrs. Alemany's compensation received as an employee of FCB for 2023.

Salary	Bonus (1)	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation (2)	Total
$ 1,000,000	$ 6,850,000	$ -0-	$ 0	$ 75,978	$ 7,925,978

(1) Includes a cash bonus paid by FCB during January 2024, pursuant to the terms of Mrs. Alemany's employment agreement, as described in the narrative above the table, in lieu of Mrs. Alemany's participation in the LTIP. Mrs. Alemany's $13,000,000 retention bonus described in the narrative above is expected to be paid during July 2024, conditioned on her execution of a release of all claims.

(2) Includes $19,800 in matching contributions, and a $9,900 profit sharing contribution, made by FCB to Mrs. Alemany's FCB 401(k) Plan account, and $46,278 in dividends accrued during 2023 on unvested RSUs.

TRANSACTIONS WITH RELATED PERSONS

Our Policy

The Boards have adopted a written Corporate Compliance Policy under which our Audit Committee, on an ongoing basis, in accordance with standards that support the policy, reviews and approves certain transactions, arrangements, or relationships in which we or FCB, or any of our or FCB's subsidiaries, are a participant and in which any of our "related persons" has a material interest. Our related persons include our directors, nominees for election as directors, executive officers, beneficial owners of more than 5% of a class of our voting stock, and members of the immediate family of one of those persons.

Except as described below, the policy covers:

- transactions, arrangements, or relationships, or series of transactions, arrangements, or relationships, in which we or FCB, or any of our or FCB's subsidiaries, are or will be a participant and in which the dollar amount involved exceeds or will exceed an aggregate of $120,000 (including all periodic installments in the case of any agreement which provides for periodic payments) and in which one of our related persons has or will have a direct or indirect material interest (in general, transactions that are required to be disclosed in our proxy statements under rules of the SEC); and

- charitable contributions or gifts, or series of charitable contributions or gifts (whether in cash or in-kind in the form of property or services), by us or FCB, or any of our or FCB's subsidiaries, to any charitable or other nonprofit organization in which a related person is a director or executive officer (other than a non-management director or advisory director) or is known to have some other material relationship and in which the aggregate dollar amount involved exceeds or will exceed (including periodic installments, and all other such contributions made during the same year) the greater of $200,000 or 5% of that organization's gross revenues for the current year.

The transactions covered by the policy generally include loans, but the policy does not cover loans made by FCB in the ordinary course of its business (and, if subject to banking regulations relating to "insider loans," in conformity with those regulations) on substantially the same terms as those prevailing at the time for comparable loans with unrelated persons, that do not involve more than a normal risk of collectability or present other unfavorable features, and that are not disclosed as nonaccrual, past due, restructured, or potential problem loans. The policy also does not cover compensation paid to our executive officers or directors that has been reviewed and approved, or recommended to our Board of Directors for approval, by our CNG Committee. Transactions and relationships in the ordinary course of FCB's business involving its provision of services as a depositary of funds, or other banking or financial services or customer relationships, are not required to be approved by the Audit Committee. However, it has directed FCB's Chief Compliance Officer to review and monitor those transactions and relationships with our related persons on an ongoing basis and make periodic reports to the Committee.

Individual transactions under ongoing relationships in which we or FCB regularly obtain products or services from, or provide services to, related persons in connection with our business operations are not required to be separately approved. Rather, the Committee approves the entry into any new relationships and then monitors those relationships on an ongoing basis. Similarly, in the case of the ongoing relationships described below under the caption "Related Person Transactions Since January 1, 2023" under which FCB provides services to the named banks, the Committee approves the entry into any new service agreement, or the renewal of any existing agreement. However, during the terms of the agreements, the Committee is not required to pre-approve the periodic addition, deletion, or modification of services, or pricing or other changes, under the agreements. FCB's Chief Compliance Officer reviews and evaluates all such proposed individual changes and reports those actions to the Committee, and the Committee then may approve, modify, or rescind any such change.

In its review of related person transactions or charitable gifts, the policy provides that the Committee should exercise independent judgment and should not approve any proposed transaction or charitable gift unless and until it has concluded to its satisfaction that the transaction or gift:

- has been or will be agreed to or engaged in on an arm's-length basis;

- is or will be on terms that are fair and reasonable to us or FCB; and

- is in our or FCB's best interests.

Related Person Transactions Since January 1, 2023

FCB has had, and expects to have in the future, banking transactions in the ordinary course of its business with certain of its and our current directors, nominees for director, executive officers, principal stockholders, their affiliates, and our other related persons. Except as described below, all loans included in those transactions since January 1, 2023 were made in the ordinary course of FCB's business on substantially the same terms, including interest rates, repayment terms, and collateral, as those prevailing at the time the loans were made for comparable transactions with persons not related to us or FCB, and those loans did not involve more than the normal risk of collectability or present other unfavorable features.

FCB serves as trustee of the pension and Section 401(k) plans of The Fidelity Bank ("Fidelity") and Southern Bank and Trust Company ("Southern") under a service agreement with each bank. Amounts billed under those agreements to Fidelity and Southern for trust administrative services provided to them during 2023 totaled approximately $193,978 and $457,167, respectively. Under our policy, individual transactions under, or changes (such as changes in services or pricing) in, those service agreements are reviewed and evaluated by FCB's Chief Compliance Officer and reported to the Committee. FCB issues credit cards to Southern's customers under which extensions of credit are made to customers by and repaid directly to FCB, and it provides Southern with a line of credit giving Southern limited discretionary credit override authority on credit card lines to its customers. During 2023, the $300,000 credit override line of credit was inadvertently exceeded by $13,000. The Audit Committee has reviewed and approved that exception and has approved an increase in the override line of credit to $600,000. FCB also issues business credit cards to Southern's employees with credit limits aggregating $2 million that may be used only for employee business-related expenses and on which the employees are responsible for payments of outstanding account balances in full monthly, no late charges or interest is imposed, and, as guarantor, Southern is responsible for any payments not made by employees. The Audit Committee has approved a restructuring of the business credit card arrangement under which the aggregate of the credit limits of the employee cards will be reduced to $1 million and late payment charges will be imposed on the employees' accounts. During 2023, the highest aggregate month-end balance owed by Southern's employees on their business credit card accounts was $160,795, and the aggregate outstanding balance of those accounts on February 15, 2024, was $106,542. Also, during 2023 FCB sold to Fidelity, in a negotiated off-market transaction, a former branch facility located in Spartanburg, South Carolina, that was closed by FCB during 2017 and held as surplus property, but which it continued to use until 2023 as an ATM location. The agreed upon cash purchase price, based on an independent broker's assessment of the highest and best use value of the property, was $1,380,000. We believe the terms of the sale, including the sales price, were no less favorable to FCB than could have been obtained in a sale to an unrelated purchaser. Hope H. Bryant, our Vice Chairwoman, and Olivia B. Holding, one of our principal stockholders, currently serve as directors of both Fidelity and Southern and their respective parent companies, and they and members of the Holding family, including our Chief Executive Officer, Frank B. Holding, Jr., and the spouse of our President, Peter M. Bristow, are principal stockholders of the parent companies of those banks. As a result, we historically have considered transactions with Fidelity and Southern to be covered by the our Corporate Compliance Policy and related standards, and our Audit Committee reviews and approves FCB's new service agreements, transactions, and relationships with each of Fidelity and Southern.

During 2023, FCB listed and sold through an unrelated broker a former branch facility located in Danville, Virginia, that had been closed by FCB during 2020 and was held as surplus property and listed for sale during 2021. The facility was sold to Movement Bank for cash at a purchase price of $750,000, which exceeded the broker's assessment of the highest and best use value of the property. At the time of the sale, the Chief Executive Officer of Movement Bank was the spouse of Lorie K. Rupp, FCB's Chief Risk Officer. We believe the terms of the sale, including the sales price, were no less favorable to FCB than could have been obtained in a sale to an unrelated purchaser.

FCB leases excess space in one of its branch offices to Twin States Farming, Inc. on a month-to-month basis. Our Vice Chairwoman, Hope H. Bryant, and Olivia B. Holding, one of our principal stockholders and the sister of Mrs. Bryant and our Chief Executive Officer, Frank B. Holding, Jr., are officers and directors of the lessee, and substantially all of the lessee's capital stock is owned by members of the Holding family. Rental payments to FCB under the lease agreement for 2023 totaled $21,316, and the monthly rental rate increases annually by 2.5%. Either FCB or the lessee may terminate the lease at any time upon advance written notice. When the lease was last renewed in 2019, a real estate brokerage firm was engaged to assess the fair market rental rate for the space. If the lease continues in effect after five years, the rental rate will be adjusted based on a new independent assessment of its market rental value and thereafter will continue to increase annually as provided above.

In disposing of surplus and foreclosed properties it holds in its various banking markets across the country, FCB regularly lists properties for sale with a number of real estate brokerage firms. During 2023, FCB listed four properties located in North Carolina through Lee & Associates, a national brokerage firm with an office in Raleigh, N.C., for prices ranging from $400,000 to $2,250,000. Also, during May 2023 FCB sold one property located in Cary, N.C., through Lee & Associates for a price of $2,625,000 (that had been listed in a prior year at an asking price of $2,000,000) and for which FCB paid sales commissions of $157,500. The listing broker at Lee & Associates was James Bailey, who is the son-in-law of our Chief Executive Officer, Frank B. Holding, Jr. We believe the terms of FCB's listing agreements with Lee & Associates, including the sales commission of 6%, are no less favorable to FCB than the terms of its agreements for the listing and sale of properties through, or that would have been available to FCB with, other unrelated brokers.

During 2023, Ellen R. Alemany, who serves as a member of our and FCB's Boards and who is a nominee for reelection at the Annual Meeting, was employed by FCB in a non-executive officer position. Her 2023 compensation as an associate of FCB is described under the heading "DIRECTOR COMPENSATION." Certain family members of our and FCB's directors and executive officers also are employed by FCB in non-executive officer positions. Information regarding the current employment of five family members whose total compensation for services during 2023 exceeded, or whose compensation for services during 2024 may exceed, $120,000 is contained in the following table. Information regarding the current employment of an additional family member is contained under the caption "EXECUTIVE COMPENSATION — Compensation Committee Interlocks and Insider Participation." In addition, Lewis R. Holding II, one of our principal stockholders and the son of Frank B. Holding, Jr., and nephew of Hope H. Bryant and Peter M. Bristow, is expected to become an associate of FCB during 2024. His 2024 total compensation (including prorated salary and potential incentive award) is expected to amount to approximately $180,580, exclusive of FCB's contributions to his FCB 401(k) Plan account.

Name	Relationship	2023 Compensation (2)
Perry H. Bailey	Daughter of Frank B. Holding, Jr., and niece of Hope H. Bryant and Peter M. Bristow	$ 250,840
John Patrick Connell	Son of Hope H. Bryant and nephew of Frank B. Holding, Jr. and Peter M. Bristow	166,556
H. Collier Connell (1)	Son of Hope H. Bryant and nephew of Frank B. Holding, Jr. and Peter M. Bristow	97,412
Joseph L. Ward	Brother of our executive officer, Jeffery L. Ward	252,850
Caroline E. Ward	Daughter of our executive officer, Jeffery L. Ward	127,835

(1) Mr. Connell was employed by FCB in a full time position for only a portion of 2023. His total compensation for 2024 (including salary and potential incentive award) is expected to amount to approximately $171,250, exclusive of FCB's contributions to his FCB 401(k) Plan account.

(2) Amounts reflect aggregate compensation paid to each individual for services during 2023.

We believe the terms of the family members' employment, including compensation, are commensurate with their experience, responsibilities, and performance in their positions, that their incentive opportunities are the same as those provided to other associates in similar positions, and that their employee benefits are the same as are provided on the same terms to all other associates. Each family member's compensation is set each year through FCB's normal evaluation and merit increase process. Our Audit Committee reviewed and approved the terms of FCB's employment relationship (including his or her compensation) with each individual named or referenced above and will continue to do so annually.

BENEFICIAL OWNERSHIP OF OUR EQUITY SECURITIES

Directors and Executive Officers

The following table describes the beneficial ownership of shares of our voting Class A Common and Class B Common, our nonvoting Depositary Shares (each representing a 1/40th interest in a share of our 5.375% Non-Cumulative Perpetual Preferred Stock, Series A) and our nonvoting 5.625% Non-Cumulative Perpetual Preferred Stock, Series C ("Series C Preferred"), on the Record Date for the Annual Meeting, by our current directors, nominees for election as directors, and our NEOs whose compensation is disclosed in the Summary Compensation Table above, individually, and by all of our current directors and executive officers as a group. We are not aware that any of our directors or executive officers beneficially own any shares of our nonvoting Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series B. For purposes of the table, we consider a director or executive officer to "beneficially own" shares held in his or her name, or in the name of any other person or entity, if the director or officer either directly, or indirectly through some agreement, arrangement, understanding or relationship, has or shares the right to vote or dispose of the shares, or to direct the voting or disposition of the shares. As a result, the same shares may be "beneficially owned" by more than one person. As described in footnotes to the table, portions of the shares listed as beneficially owned by certain of the directors and executive officers in the table also are listed as beneficially owned by others named in the table. However, those shares are only counted once in the total numbers of shares beneficially owned by all directors and executive officers as a group.

| | Beneficial Ownership | | | | | | | | |
| | Class A Common | | Class B Common | | Depositary Shares | | Series C Preferred | | Percentage of Total Votes (3) |
Name of Beneficial Owner (1)	Number of Shares (2)	Percentage of Class (3)	Number of Shares (2)	Percentage of Class (3)	Number of Shares (2)	Percentage of Class (3)	Number of Shares (2)	Percentage Of Class (3)	
DIRECTORS									
Ellen R. Alemany	20,714 (4)	0.15%	-0-	—	-0-	—	30,000	0.38%	0.07%
John M. Alexander, Jr.	1,227 (5)	0.01%	68	0.01%	-0-	—	-0-	—	0.01%
Victor E. Bell III	6,900 (6)	0.05%	1,643 (6)	0.16%	-0-	—	-0-	—	0.11%
Peter M. Bristow	513,508 (7)	3.80%	111,484 (7)	11.09%	41,285 (7)	0.30%	-0-	—	7.76%
Hope H. Bryant	451,084 (8)	3.34%	65,821 (8)	6.55%	47,500 (8)	0.34%	-0-	—	5.08%
Michael A. Carpenter	2,215	0.02%	-0-	—	-0-	—	-0-	—	0.01%
H. Lee Durham, Jr.	700	0.01%	100	0.01%	3,000	0.02%	3,000 (9)	0.04%	0.01%
Dr. Eugene Flood, Jr.	20	*	-0-	—	-0-	—	-0-	—	*
Frank B. Holding, Jr.	605,892 (10)	4.48%	160,114 (10)	15.93%	35,500 (10)	0.26%	-0-	—	10.70%
Robert R. Hoppe	314	*	-0-	—	-0-	—	-0-	—	*
David G. Leitch	100	*	-0-	—	-0-	—	-0-	—	*
Robert E. Mason IV	350	*	200	0.02%	-0-	—	-0-	—	0.01%
Robert T. Newcomb	1,000	0.01%	-0-	—	6,000	0.04%	-0-	—	*
OTHER NAMED EXECUTIVE OFFICERS									
Craig L. Nix	1,124 (11)	0.01%	-0-	—	-0-	—	9,265	0.12%	*
Lorie K. Rupp	-0-	—	-0-	—	-0-	—	-0-	—	—
ALL CURRENT DIRECTORS AND EXECUTIVE OFFICERS AS A GROUP (21 PERSONS)	1,563,954 (12)	11.56%	302,705 (12)	30.11%	103,385 (12)	0.75%	42,265 (12)	0.53%	21.64%

(1) Each individual's business address is 4300 Six Forks Road, Raleigh, NC 27609.

(2) Except as otherwise noted in the footnotes below, and to the best of our knowledge, individuals named and included in the group exercise sole voting (in the case of voting stock) and investment power with respect to all listed shares.

(3) "Percentage of Class" reflects each individual's and the group's listed shares as a percentage of the total number of outstanding shares of that class of stock on March 4, 2024. "Percentage of Total Votes" reflects the aggregate votes represented by each individual's and the group's listed shares of Class A Common and Class B Common as a percentage of the aggregate votes represented by all outstanding shares of our voting securities on that date. Depositary Shares and Series C Preferred Stock do not have voting rights and do not affect the percentages of total votes. An asterisk indicates less than .01%.

(4) Includes an aggregate of 10,294 shares of Class A Common as to which Mrs. Alemany may be considered to exercise shared voting and investment power. The number of listed shares does not include an aggregate of 4,764 additional shares of Class A Common that may be issued to her in the future upon the settlement of RSUs.

(5) Includes 200 shares of Class A Common as to which Mr. Alexander may be considered to exercise shared voting and investment power.

(6)   Includes an aggregate of 6,473 shares of Class A Common and 1,643 shares of Class B Common held by various entities and as to which shares Mr. Bell may be considered to exercise shared voting and investment power.

(7)   Mr. Bristow's beneficial ownership is described in the table and footnotes below under the caption "Principal Stockholders." Information regarding pledges of shares beneficially owned by Mr. Bristow is contained below under the caption "Pledging Policy."

(8)   Mrs. Bryant's beneficial ownership is described in the table and footnotes below under the caption "Principal Stockholders." Information regarding pledges of shares beneficially owned by Mrs. Bryant is contained below under the caption "Pledging Policy."

(9)   Mr. Durham may be considered to exercise shared voting and investment power as to all listed shares of Series C Preferred.

(10)   Mr. Holding's beneficial ownership is described in the table and footnotes below under the caption "Principal Stockholders." Information regarding pledges of shares beneficially owned by Mr. Holding is contained below under the caption "Pledging Policy."

(11)   Includes 1,124 shares of Class A Common and 9,265 shares of Series C Preferred as to which Mr. Nix may be considered to exercise shared voting and investment power.

(12)   In the aggregate, individuals included in the group may be considered to exercise shared voting and investment power as to 457,514 shares of Class A Common, 86,722 shares of Class B Common, and 12,265 shares of Series C Preferred, and shared investment power only as to 82,385 Depositary Shares. As described in the table and footnotes below under the caption "Principal Stockholders," certain shares are included in the numbers of shares listed in the table above for each of Mrs. Bryant and Mr. Holding, but they are included only once in the total shares listed for the group. The number of shares of Class A Common listed for the group does not include an aggregate of 4,764 additional shares that may be issued to them in the future upon the vesting of other unvested RSUs.

Hedging Policy

Our Hedging and Pledging Policy adopted by our Board in 2014 prohibits our directors and executive officers from hedging any shares of our common stock. For purposes of the prohibition, a "hedge" means any financial instrument, derivative transaction or trading strategy designed to hedge or offset any decrease in the market value of our stock, such as a covered call, collar, prepaid variable forward sale contract, equity swap, exchange fund, or similar transaction.

Pledging Policy

General Prohibition on Pledging by Directors and Officers. Our Hedging and Pledging Policy generally prohibits any director or executive officer from pledging any shares of our common stock that he or she owns and controls. However, pledges that existed on the date the policy was originally adopted were "grandfathered" and those shares may continue to be pledged until they are finally released pursuant to those pledge arrangements (as those arrangements may be amended, extended or modified). However, the pledging policy provides that those grandfathered pledges be reviewed at least annually by our Audit Committee.

Criteria and Process For Granting Exceptions. The policy permits our Audit Committee to grant an exception to the pledging policy to a director or executive officer who desires to pledge shares of our common stock if the Committee determines to its satisfaction that the proposed pledge arrangement is not reasonably likely to pose a material risk to our company and the market for our common stock.

In making its determination on a request for an exception, the policy provides that the Committee shall consider factors that it considers relevant, which may include:

- historical information regarding existing and prior pledging arrangements;
- the number of pledged shares, including in relation to:
  - the total number of outstanding shares of our common stock;
  - the total number of shares held by the director or executive officer; and
  - the director's or executive officer's total assets;
- the market value, volatility, and trading volume of our common stock;
- the financial capacity of the borrower to repay the loan without resort to the pledged stock;
- the loan-to-value ratio in the proposed pledge arrangement;
- the nature of any other collateral in the proposed pledge arrangement;
- the material terms of the proposed pledge arrangement; and
- the procedural safeguards to foreclosure, such as notice periods and the ability to substitute collateral.

The policy requires a director or executive officer requesting an exception to submit the request in writing, with information addressing the factors listed above, and to supply any supporting documentation the Audit Committee requests. A request for an exception must be submitted with sufficient advance notice to enable the Committee to fully consider the request. No exceptions have been requested or approved by the Committee since the policy was first adopted.

No Pledging of Equity Compensation Shares. Our pledging policy prohibits the Audit Committee from approving an exception for a pledge of shares granted to a director or executive officer as compensation. In the past we have had no equity-based compensation plans under which directors or executive officers receive compensation in the form of shares of our common stock, but the prohibition would apply to any future grants. The policy also will apply to shares of our stock issued to Ellen R. Alemany, who currently serves as a director, upon the vesting of stock awards originally granted to her by CIT which we assumed and converted into RSUs covering shares of our Class A Common in connection with the CIT Merger.

Monitoring of Pledging Arrangements. The policy provides that the Audit Committee will review all outstanding pledging arrangements annually (or more frequently where circumstances warrant). As of the date of this proxy statement, the only outstanding pledging arrangements are the grandfathered pledges listed in the table below.

If the Audit Committee determines, based on any new facts or changed circumstances, that the continuation of any pledge arrangement established through an exception to the policy (which does not include the grandfathered pledges) is reasonably likely to pose a material risk to us and the market for our common stock, then the Committee or its designee and the director or executive officer will work cooperatively (i) to modify the arrangement or take other action to mitigate or eliminate the risk, or (ii) where mitigation is not reasonably possible, to terminate the arrangement as soon as reasonably practicable.

Grandfathered Pledges Pose No Material Risk. The Audit Committee has reviewed all grandfathered pledge arrangements that existed as of December 31, 2023. Based on its review and analysis, the Committee concluded that the pre-existing grandfathered pledge arrangements of certain members of the Holding family who are directors and executive officers — Frank B. Holding, Jr., Hope H. Bryant, and Peter M. Bristow — are not reasonably likely to pose a material risk to our company or the market for our common stock. Specifically, the Committee concluded that the risk of foreclosure and a resulting forced sale of common stock on the market that would result in a sudden and immediate decline in our stock price is remote based on, among other factors, the number of shares pledged, the trading volume in our Class A Common, the net worth of the pledgors, and the fact that the loan-to-stock value ratio in each of the grandfathered pledges was and remains very low.

Audit Committee's Rationale for the Policy. In formulating the policy and recommending it to the Board, the Audit Committee considered the ownership structure of our company, including the fact that members of the Holding family own shares which, in the aggregate, currently amount to approximately 50%, and in the past have amounted to more than 50%, of the outstanding voting power of our stock. As a result of our ownership structure, FCB is one of the largest family-controlled banks in the United States. As described in this proxy statement under the headings "CORPORATE GOVERNANCE" and "COMMITTEES OF OUR BOARDS," despite our ownership structure, historically we have adhered to Nasdaq's governance requirements for non-controlled companies, including having a board consisting of a majority of independent directors, independent compensation and nominating committees, and approval of certain related person transactions by our Audit Committee, which consists solely of independent directors.

The Audit Committee believes that our pledging policy is reasonable for a company with our ownership structure and that pledges of our stock permitted under the policy will not pose a material risk to our company or our stockholders.

Existing Pledge Arrangements. The following table lists the numbers of shares of our common stock beneficially owned by Mr. Holding, Mrs. Bryant and Mr. Bristow that are subject to grandfathered pledge arrangements on the date of this proxy statement.

Name of Beneficial Owner	Number of Class A Common Pledged Shares	Number of Class B Common Pledged Shares
Frank B. Holding, Jr.	198,052	-0-
Hope H. Bryant	134,362	-0-
Peter M. Bristow	30,000	-0-

Principal Stockholders

The following table lists persons and entities who we believe owned, beneficially or of record, on the Record Date for the Annual Meeting, 5% or more of our voting Class A Common or Class B Common, and those persons' and entities' beneficial ownership of our nonvoting Depositary Shares. Similar to the director and executive officer table above, we consider a person to "beneficially own" shares held in the person's name, or in the name of any other stockholder, if the person either directly, or indirectly through some agreement, arrangement, understanding or relationship, has or shares the right to vote or dispose of the shares, or to direct the voting or disposition of the shares. As a result, the same shares may be "beneficially owned" by more than one person. As described in footnotes to the table, portions of the shares listed as beneficially owned by certain of the individuals in the table also are listed as beneficially owned by other individuals named in the table.

Name and Address of Beneficial Owner	Beneficial Ownership						
	Class A Common		Class B Common		Depositary Shares		
	Number of Shares (1)	Percentage of Class (2)	Number of Shares (1)	Percentage of Class (2)	Number of Shares (1)	Percentage of Class (2)	Percentage of Total Votes (2)
Carson H. Brice P.O. Box 1417 Smithfield, NC 27577	507,643 (3)	3.75%	117,523 (3)	11.69%	-0-	—	8.07%
Claire H. Bristow P. O. Box 1417 Smithfield, NC 27577	513,508 (4)	3.80%	111,484 (4)	11.09%	41,285 (4)	0.30%	7.76%
Peter M. Bristow 4300 Six Forks Road Raleigh, NC 27609	513,508 (5)	3.80%	111,484 (5)	11.09%	41,285 (5)	0.30%	7.76%
Hope H. Bryant 4300 Six Forks Road Raleigh, NC 27609	451,084 (6)	3.34%	65,821 (6)	6.55%	47,500 (6)	0.34%	5.08%
Frank B. Holding, Jr. 4300 Six Forks Road Raleigh, NC 27609	605,892 (7)	4.48%	160,114 (7)	15.93%	35,500 (7)	0.26%	10.70%
Olivia B. Holding P. O. Box 1352 Smithfield, NC 27577	707,967 (8)	5.23%	169,273 (8)	16.84%	57,500 (8)	0.42%	11.54%
Lewis R. Holding II 4300 Six Forks Road Raleigh, NC 27609	1,735 (9)	0.01%	58,529 (9)	5.82%	-0-	—	3.17%
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	1,285,183 (10)	9.50%	—	—	—	—	4.10%
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	1,017,655 (11)	7.52%	—	—	—	—	*

(1) Reflects shares which, to the best of our knowledge, are beneficially owned by the named individuals and entities as of March 4, 2024, or, in the case of BlackRock, Inc. and The Vanguard Group, December 31, 2023. Except as otherwise noted in the footnotes below, each named individual and entity exercises sole voting (in the case of voting securities) and investment power with respect to all listed shares.

(2) "Percentage of Class" reflects each individual's or entity's listed shares as a percentage of the total number of outstanding shares of that class of stock on March 4, 2024. "Percentage of Total Votes" reflects the aggregate votes represented by each individual's or entity's listed shares of Class A Common and Class B Common with respect to which the individual or entity reports having sole or shared voting power, as a percentage of the aggregate votes represented by all outstanding shares of our voting securities on that date. Depositary Shares do not have voting rights and do not affect the percentages of total votes. An asterisk indicates less than .01%.

(3) Mrs. Brice may be considered to exercise shared voting and investment power with respect to 430 of the listed shares of Class A Common and 563 of the listed shares of Class B Common which are held by her spouse. She disclaims beneficial ownership of an aggregate of 87,626 shares of Class A Common and 4,382 shares of Class B Common held by a family member as trustee in irrevocable trusts for the benefit of her children; an aggregate of 42,191 shares of Class A Common and 36,725 shares of Class B Common held by two charitable foundations, and 35,500 Depositary Shares held by three charitable foundations, of which she serves as a director; and an aggregate of 479,889 shares of Class A Common, 28,654 shares of Class B Common and 398,945 Depositary Shares held by certain corporations of which Mrs. Brice and/or her spouse are stockholders but of which neither of them serves as a director or officer. Those disclaimed shares are not included in the shares listed for her in the table.

(4) Mrs. Bristow may be considered to exercise shared voting and investment power with respect to 132,765 of the listed shares of Class A Common and 66,462 of the listed shares of Class B Common, which are held by her spouse, Peter M. Bristow, individually, or by entities that he may be deemed to control; shared voting power only with respect to 6,004 of the listed shares of Class A Common and 78 of the listed shares of Class B Common held by trusts for unrelated persons; and shared investment power with respect to 12,152 of the listed shares of Class A Common held as co-trustee of a trust. All listed shares also are listed as beneficially owned by her spouse. Mrs. Bristow disclaims beneficial ownership of 46,136 shares of Class A Common and 7,051 shares of Class B Common held by her adult children; 3,231 shares of Class A Common, 200 shares of Class B Common and 20,000 Depositary Shares held by charitable foundations of which she serves as a director; and an aggregate of 479,889 shares of Class A Common, 28,654 shares of Class B Common and 398,945 Depositary Shares held by certain other corporations of which Mrs. Bristow and/or her spouse are stockholders but of which neither of them serves as a director or officer. Those disclaimed shares are not included in the shares listed for her in the table.

(5) Mr. Bristow may be considered to exercise shared voting and investment power with respect to 374,739 of the listed shares of Class A Common and 44,944 of the listed shares of Class B Common held by or for his spouse, Claire H. Bristow; sole voting power only with respect to 6,004 shares of Class A Common and 78 of the listed shares of Class B Common held by trusts for unrelated persons; and shared investment power only with respect to 41,285 of the listed Depositary Shares held by or for his spouse. All listed shares also are listed as beneficially owned by his spouse. Mr. Bristow disclaims beneficial ownership of an aggregate of 46,136 shares of Class A Common and 7,051 shares of Class B Common held by his adult children; 3,231 shares of Class A Common, 200 shares of Class B Common and 20,000 Depositary Shares held by charitable foundations of which his spouse serves as a director; and an aggregate of 479,889 shares of Class A Common, 28,654 shares of Class B Common and 398,945 Depositary Shares held by certain other corporations of which Mr. Bristow and/or his spouse are stockholders but of which neither of them serves as a director or officer. Those disclaimed shares are not included in the shares listed for him in the table.

(6) Mrs. Bryant may be considered to exercise shared voting and investment power with respect to 55,548 of the listed shares of Class A Common, 38,376 of the listed shares of Class B Common, and shared investment power only with respect to 35,500 of the listed Depositary Shares, which are held jointly, by family members or other persons, or by corporations or other entities that she may be deemed to control, and sole voting power only with respect to 1,494 of the listed shares of Class A Common and 255 shares of Class B Common held by a trusts for unrelated persons. The listed shares include an aggregate of 42,191 shares of Class A Common and 36,725 shares of Class B Common held by two charitable foundations, and 35,500 Depositary Shares held by three charitable foundations, all of which also are listed as beneficially owned by Ms. O. Holding and Mr. F. Holding, Jr., and an aggregate of 13,357 shares of Class A Common and 1,555 shares of Class B Common held by two business entities which also are listed as beneficially owned by Ms. O. Holding. Mrs. Bryant disclaims beneficial ownership of an aggregate of 201,194 shares of Class A Common and 109,583 shares of Class B Common held by her adult children and by revocable trusts for the benefit of her children; an aggregate of 292,063 shares of Class A Common, 22,619 shares of Class B Common and 398,945 Depositary Shares held by two corporations of which Mrs. Bryant is a stockholder and a director, but not an officer; and 174,469 shares of Class A Common and 4,480 shares of Class B Common held by a corporation of which Mrs. Bryant is a stockholder but does not serve as a director or officer. Those disclaimed shares are not included in the shares listed for her in the table.

(7) Mr. F. Holding, Jr., may be considered to exercise shared voting and investment power with respect to 50,777 of the listed shares of Class A Common and 38,484 of the listed shares of Class B Common, and shared investment power only with respect to 35,500 of the listed Depositary Shares, which are held jointly, by family members or other persons, or by corporations or other entities that he may be deemed to control. The listed shares include an aggregate of 42,191 shares of Class A Common and 36,725 shares of Class B Common held by two charitable foundations, and 35,500 Voting Depositary Shares held by three charitable foundations, all of which also are listed as beneficially owned by Mrs. Bryant and Ms. O. Holding. Mr. F. Holding, Jr., disclaims beneficial ownership of an aggregate of 34,127 shares of Class A Common and 111,666 shares of Class B Common held by his adult children and trustees of irrevocable trusts for the benefit of his adult children; and an aggregate of 479,889 shares of Class A Common, 28,654 shares of Class B Common and 398,945 Depositary Shares held by certain other corporations of which Mr. Holding and/or his spouse are stockholders but of which neither he nor his spouse serve as a director or officer. Those disclaimed shares are not included in the shares listed for him in the table.

(8) Ms. O. Holding may be considered to exercise shared voting and investment power with respect to 55,548 of the listed shares of Class A Common and 38,280 of the listed shares of Class B Common, shared investment power only with respect to 12,152 of the listed shares of Class A Common, and shared investment power only with respect to 35,500 of the listed Depositary Shares, which are held jointly, by family members or other persons, by her as co-trustee, or by corporations or other entities that she may be deemed to control. The listed shares include 42,191 shares of Class A Common and 36,725 shares of Class B Common held by two charitable foundations, and 35,500 Depositary Shares held by three charitable foundations, all of which also are listed as beneficially owned by Mr. F. Holding, Jr., and Mrs. Bryant; and an aggregate of 13,357 shares of Class A Common and 1,555 shares of Class B Common held by two business entities which also are listed as beneficially owned by Mrs. Bryant. Ms. Holding disclaims beneficial ownership of an aggregate of 466,532 shares of Class A Common, 27,099 shares of Class B Common and 398,945 Depositary Shares held by three corporations of which Ms. Holding is a stockholder and director. Those disclaimed shares are not included in the shares listed for her in the table.

(9) Mr. L. Holding may be considered to exercise shared voting and investment power with respect to 154 of the listed shares of Class A Common and 255 shares of Class B Common which are held jointly with family members. Mr. Holding disclaims beneficial ownership of an aggregate of 13,704 shares of Class A Common held by his father as custodian, 1,084 shares of Class B Common held by a trust for his benefit for which he has no voting or dispositive power; and 466,532 shares of Class A Common, 27,009 shares of Class B Common and 398,945 Depositary Shares held by three corporations of which Mr. Holding is a stockholder, but of which he does not serve as a director or officer.

(10) BlackRock, Inc. has filed an amended Schedule 13G with the SEC showing the number of shares of our Class A Common that it beneficially owned as of December 31, 2023. The Schedule 13G indicates that BlackRock, Inc. had sole power to vote or direct the vote of 1,215,172 shares, shared power to vote or direct the vote of -0- shares, sole power to dispose of or direct the disposition of 1,285,183 shares, and shared power to dispose of or direct the disposition of -0- shares, of the listed Class A Common. The Schedule 13G indicate that various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the listed shares (none of whose interest in the shares exceeded 5% of the total outstanding shares), and that BlackRock, Inc. is a parent holding company or control person of a number of subsidiaries which acquired the listed shares.

(11) Vanguard Group has filed an amended Schedule 13G with the SEC showing the number of shares of our Class A Common that it beneficially owned as of December 29, 2023. The Schedule 13Gs indicates that The Vanguard Group has sole power to vote or direct the vote of -0- shares, shared power to vote or direct the vote of 7,800 shares, sole power to dispose of or direct the disposition of 992,678 shares, and shared power to dispose of or direct the disposition of 24,977 shares, of the listed Class A Common. The Schedule 13Gs indicate that The Vanguard Group, Inc.'s Schedule 13G is filed in its capacity as an investment adviser and that its clients, including investment companies registered under the Investment Company Act of 1940 and other managed accounts, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common.

Delinquent Section 16(a) Reports

Our directors, executive officers, and holders of more than 10% of a class of our equity securities are required by federal law to file reports with the SEC regarding the amounts of and changes in their beneficial ownership of shares. Based on our review of copies of those reports, our proxy statements are required to disclose failures to report shares beneficially owned or changes in beneficial ownership, and failures to timely file required reports, during previous years. While reviewing his beneficial ownership of our shares, it has come to the attention of Frank B. Holding, Jr., that, during 2020 through 2022, he inadvertently failed to file three reports, including two reports covering eight gifts of small numbers of shares by family members to custodial accounts he holds for his grandchildren, and one report covering one purchase of a small number of shares by his spouse. Those transactions were reported promptly after he discovered that they had been overlooked.

PROPOSAL 2: ADVISORY VOTE ON EXECUTIVE COMPENSATION

> *Our Board of Directors unanimously recommends that you vote "For" Proposal 2.*

In accordance with the requirements of Schedule 14A of the Exchange Act, and rules adopted by the SEC, at least once every three years we are required to give our stockholders an opportunity to vote, on a non-binding advisory basis, on a resolution (a "say-on-pay" resolution) to approve the compensation of our NEOs as disclosed in our Annual Meeting proxy statements. Our Board has submitted a proposal for our stockholders to approve a say-on-pay resolution at each of our Annual Meetings since 2011, and our stockholders have approved those proposals, in each case with over 95% of the votes entitled to be cast on each proposal with respect to shares present in person or represented by proxy, and which were voted or abstained at each meeting, being cast for approval.

Another proposal to approve a say-on-pay resolution will be submitted for voting by our stockholders at the Annual Meeting as follows:

"Resolved, that the stockholders of First Citizens BancShares, Inc. ("BancShares") hereby approve, on a non-binding advisory basis, the compensation paid or provided to BancShares' named executive officers, as that compensation has been disclosed in BancShares' proxy statement for the 2024 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including BancShares' Compensation Discussion and Analysis, compensation tables, and the narrative discussion contained in the proxy statement."

The vote on the resolution is not intended to address any specific element of executive compensation. Rather, the vote will relate generally to the compensation described in this proxy statement that was paid or provided for 2023 to our NEOs listed in the Summary Compensation Table above under the heading "EXECUTIVE COMPENSATION." Under Section 14A of the Exchange Act and the SEC's related rules, the vote will be advisory in nature and will not be binding on our Boards or our CNG Committee, and it will not overrule or affect any previous action or decision by the Boards or Committee or any compensation previously paid or awarded. Neither will it obligate the Boards or Committee to any particular course of future action, nor create or imply any additional duty on the part of the Boards or Committee. However, our Boards and the Committee value the opinion of our stockholders and, in making future decisions on the compensation of our NEOs, will consider the voting results on the resolution and evaluate whether any actions are necessary to address any stockholder concerns.

Our executive compensation philosophy and components are described in more detail in this proxy statement under the headings "COMPENSATION DISCUSSION AND ANALYSIS" and "EXECUTIVE COMPENSATION." As discussed in those sections, our Boards and CNG Committee attempt to align our executive officers' compensation with our long-term business philosophy and to achieve our objectives of:

- rewarding sustained long-term performance and long-term loyalty;

- balancing business risk with sound financial policy and stockholders' interests, and aligning the interests of our executive officers with the long-term interests of our stockholders by encouraging growth in the value of our company and our stockholders' investments;

- enabling us to attract, motivate, and retain qualified executive officers; and

- providing compensation to our executive officers that is competitive with comparable financial services companies.

Consistent with that philosophy, our 2023 executive compensation program was primarily composed of the following elements:

- competitive base salaries;

- performance-based LTIP awards payable in cash which may be earned based on the extent of growth in the tangible book value per share of our common stock plus cumulative dividends paid on the stock during stated three-year Performance Periods;

- performance-based MPP awards payable in cash which could be earned based on the successful completion of performance objectives including integration and conversion milestones, cost savings and synergies, and risk management, as well as individual performance, relating to mergers and acquisitions;

- retirement benefits in the form of defined benefit pension plans (for officers hired on or before specified dates), matching contributions to FCB's Section 401(k) defined contribution plan accounts, and additional profit-sharing contributions to FCB 401(k) Plan accounts;

- individual nonqualified separation from service agreements with certain of our executive officers;

- nonqualified deferred compensation plans, and the deemed investment returns accrued to the accounts of participants in the FCB 2021 Plan and interest accrued to the accounts of participants in the FCB-SC Plans; and

- limited personal benefits (or "perquisites") for certain of our executive officers.

We do not have employment agreements with any of our current NEOs, nor have we provided them with any equity-based compensation (such as stock options or stock awards) nor entered into any arrangements with them under which compensation would be paid to them, or the vesting of any of their benefits would be accelerated, as a result of a change in control of our company or FCB.

We believe the Committee's and the Boards' focus on performance-based compensation, including the substantial portion of our executive officers' compensation that is composed of variable incentive compensation, have enhanced our pay and performance alignment. We are committed to maintaining a strong executive compensation governance framework with continuing monitoring, oversight, and mitigation of compensation risks, and a compensation program that is fair and effective for both our executives and our stockholders alike and aligned with the central objective of our strategic plan, which is to build the long-term value of our company and our stockholders' investments.

> *Our Board of Directors believes that our executive compensation policies and practices are aligned with our stockholders' long-term interests, and it unanimously recommends that you vote "FOR" Proposal 2.*
>
> *To be approved, a majority of the votes entitled to be cast on the proposal with respect to all shares of our Class A Common and Class B Common present in person or represented by proxy at the Annual Meeting, and voting together as one class, must be cast in favor of the proposal.*

PROPOSAL 3: RATIFICATION OF APPOINTMENT OF INDEPENDENT ACCOUNTANTS

Our Board of Directors unanimously recommends that you vote "For" Proposal 3.

Appointment of Independent Accountants

Our Audit Committee has engaged our current independent accountants, KPMG LLP, to serve as our independent accountants and to audit our consolidated financial statements for 2024.

The Audit Committee continuously reviews our independent accountants' performance and independence. In connection with the Committee's selection of our independent accountants for 2024, the Committee considered and discussed, among other factors:

- the increased size and complexity of our business following the CIT Merger during 2022 and the SVB Acquisition during 2023 and the impact of those transactions on our financial statements and internal control over financial reporting;

- KPMG LLP's expertise in the banking industry, and the Committee's perception of KPMG LLP's capabilities in handling issues related to financial institutions and, more specifically, to larger financial institutions with complex businesses;

- the knowledge and experience of KPMG LLP's lead audit partner and other key members proposed to be assigned to our audit service team;

- recent reports of the Public Company Accounting Oversight Board's inspections of KPMG LLP;

- the Committee's perception of, and KPMG LLP's statements regarding, its independence; and

- KPMG LLP's proposed fees.

In connection with its selection of KPMG LLP as our independent accountants, the Audit Committee received the written disclosures and letter from KPMG LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding that firm's communications with the Committee concerning its independence. Based on its evaluation, the Audit Committee believes that KPMG LLP is independent and that it is in our and our stockholders' best interests to appoint KPMG LLP as our independent accountants for 2024.

In order to maintain their independence with respect to their audit clients, the SEC's rules require the partners of public accounting firms who are assigned as "lead audit partners" for audits of public companies to be subject to a mandatory rotation policy. As a result, a partner in our accounting firm may not serve as lead audit partner for the firm's audit of our financial statements for more than five consecutive years. Our Audit Committee does not approve or disapprove the accounting firm's assignment of a particular partner as lead audit partner, or its assignment of other members of the firm to its audit team, for audits of our financial statements. However, in connection with the Audit Committee's selection of our independent accountants each year, the Committee meets with the proposed lead audit partner, considers the partner's experience and performance on previous audits and any experience of the Committee with the partner, and seeks and considers the views of our executive management. The Committee then communicates its views regarding that partner to management of the accounting firm.

Our Audit Committee first engaged KPMG LLP as our independent accountants to audit our consolidated financial statements for 2021, and it approved the terms of KPMG LLP's engagement on February 24, 2021.

The Audit Committee's charter gives it the responsibility and authority to select and appoint our independent accountants each year and to approve their fees and the terms of the engagement under which they provide services to us. Our stockholders are not required by our Bylaws or the law to ratify the Committee's selection. However, we will submit a proposal for stockholders to ratify the appointment of KPMG LLP at the Annual Meeting to allow stockholders to be heard in that selection process. The outcome of voting on the proposal will not be binding on the Committee. If our stockholders do not ratify the Committee's selection, the Committee will reconsider its decision, but it could choose to reaffirm its appointment of KPMG LLP. If our stockholders ratify the Committee's selection, the Committee could, in its discretion, appoint different independent accountants during the year if it determines that such a change would be in our best interests.

Representatives of KPMG LLP are expected to participate remotely in our virtual Annual Meeting and be available to respond to appropriate questions, and they will have an opportunity to make a statement if they desire to do so.

Services and Fees during 2023 and 2022

Our Audit Committee pre-approves all audit services and other services provided by our accountants. While the entire Audit Committee generally participates in the pre-approval of services, the Committee delegates authority to its Chairman to approve requests for non-audit services. Any such approval by the Chairman is communicated to the full Committee at its next regularly scheduled meeting. All audit and permissible non-audit services provided by KPMG LLP during 2023 were approved under the above procedure.

As our independent accountants for 2023 and 2022, KPMG LLP provided us with various audit and other services for which we and FCB were billed or expect to be billed for fees as described below. Our Audit Committee has considered whether the provision of non-audit services by KPMG LLP during 2023 was compatible with maintaining its independence, and it believes that the provision of non-audit services by KPMG LLP during 2023 did not affect its independence.

The following table lists the aggregate amounts of fees paid to KPMG LLP for audit services for 2023 and 2022 and for other services they provided during 2023 and 2022.

Type of Fees and Description of Services	2023	2022
Audit Fees, including fees for professional services rendered for the annual integrated audit of our consolidated financial statements for the fiscal year (including services relating to the audit of internal control over financial reporting), reviews of the financial statements included in our Quarterly Reports on Form 10-Q, and, for 2022 only, services in connection with securities offerings	$6,411,565	$3,881,441
Audit-Related Fees, including fees for services reasonably related to performance of the audit of the annual consolidated financial statements for the fiscal year, other than Audit Fees, such as compliance exams, agreed upon procedures attestations, internal control reviews, other attestation services, and, for 2023 only, service organization reports on internal controls	501,000	60,000
Tax Fees, including fees for tax return preparation, tax compliance, and tax advice	409,056	202,743
All Other Fees, consisting of a subscription fee for access to an online accounting research tool	3,560	5,680

Our Board of Directors unanimously recommends that you vote "FOR" Proposal 3.

To be approved, a majority of the votes entitled to be cast on the proposal with respect to all shares of our Class A Common and Class B Common present in person or represented by proxy at the Annual Meeting, and voting together as one class, must be cast in favor of the proposal.

PROPOSAL 4: STOCKHOLDER PROPOSAL REQUESTING REPORT ON RISKS OF POLITICIZED DE-BANKING

> *Our Board of Directors unanimously recommends that you vote "AGAINST" Proposal 4.*

Inspire Investing, LLC ("Inspire"), has advised us that it intends to present the following stockholder proposal at the Annual Meeting and has provided verification that it beneficially owns a sufficient number of shares of our voting securities to meet the requirements of Rule 14a-8 promulgated by the SEC. The text of the proposal and supporting statement appear below exactly as received by us. All statements contained in the proposal and supporting statements are the sole responsibility of Inspire and will be voted on at the Annual Meeting only if properly presented by or on behalf of Inspire. Upon receipt by our Corporate Secretary of a written or oral request from a stockholder, we will promptly provide Inspire's address and the class and number of voting securities it holds.

Report on Risks of Politicized De-banking

Supporting Statement

Financial institutions are essential pillars of the marketplace. On account of their unique and pivotal role in America's economy, many federal and state laws already prohibit them from discriminating against customers. And the UN Declaration of Human Rights recognizes that "everyone has the right to freedom of thought, conscience, and religion."[1] These are an important part of protecting every American's right to free speech and free exercise of religion.

As shareholders of First Citizens BancShares, we believe it is essential for the company to provide financial services on an equal basis without regard to factors such as race, color, religion, sex, national origin, or social, political, or religious views.

We are concerned with recent evidence of religious and political discrimination against customers by companies in the financial services industry, as seen in recent examples[2] and the 2022 Statement on Debanking and Free Speech.[3]

The 2023 edition of the Viewpoint Diversity Business Index[4] shows that many of the largest financial institutions include vague and subjective grounds to deny service like "reputational risk," "social risk," "misinformation," "hate speech" or "intolerance." These kinds of terms allow financial institutions to deny or restrict service for arbitrary or discriminatory reasons. They also give fringe activists and governments a foothold to demand that private financial institutions deny service under the sweeping, unfettered discretion that such policies provide.

When companies engage in this kind of discrimination, they hinder the ability of Americans to access the marketplace and instead become *de facto* regulators and censors. This undermines the fundamental freedoms of our country and is an affront to the public trust. Politicized debanking can also damage the company's reputation and ability to operate in favorable regulatory environments.

In early 2023 ,shareholders called for Chase, Mastercard, PayPal, Capital One, and Charles Schwab to assess whether they have adequate safeguards to prevent politicized de-banking.[5] Nineteen state attorneys general and fourteen state financial officers specifically called out Chase for their de-banking of a non-profit committed to advancing religious freedom and demanded action from the company to show good faith in addressing these widespread concerns.[6]

Resolved: Shareholders request the Board of Directors of First Citizens BancShares conduct an evaluation and issue a report within the next year, at reasonable cost and excluding proprietary information and disclosure of anything that would constitute an admission of pending litigation, evaluating how it oversees risks related to discrimination against individuals based on their race, color, religion (including religious views), sex, national origin, or political views, and whether such discrimination may impact individuals' exercise of their constitutionally protected civil rights.

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[1] https://www.un.org/en/about-us/universal-declaration-of-human-rights.

[2] https://adflegal.org/press-release/bank-america-boots-charity-serving-impoverished-ugandans-under-vague-risk-tolerance; https://www.newsweek.com/stop-troubling-trend-politically-motivated-debanking-opinion-1787639; https://www.dailymail.co.uk/news/article-12314423/The-Coutts-Farage-dossier-bank-admitted-ex-Ukip-leader-DID-meet-commercial-criteria-used-tweet-Ricky-Gervais-trans-joke-Novak-Djokovic-ties-decide-odds-position-inclusive-organisation.html; https://familycouncil.org/?p=25159

[3] https://storage.googleapis.com/vds_storage/document/Statement%20on%20Debanking%20and%20Free%20Speech.pdf.

[4] https://viewpointdiversityscore.org/business-index

[5] https://www.jpmorganchase.com/content/dam/jpmc/jpmorgan-chase-and-co/investor-relations/documents/proxy-statement2023.pdf pg. 100-101; https://s201.q4cdn.com/231198771/files/doc_financials/2023/ar/PayPal-Holdings-Inc-Combined-2023-Proxy-Statement-and-2022-Annual-Report.pdf pg. 105-106; https://ir-capitalone.gcs-web.com/static-files/8de8dcce-b518-491d-bd78-b01a8a66028c page 149-153; https://content.schwab.com/web/retail/public/about-schwab/Charles_Schwab_2023_Proxy.pdf pg. 83-85.

[6] https://www.wsj.com/articles/jpmorgan-targeted-by-republican-states-over-accusations-of-religious-bias-903c8b26

Our Statement in Opposition to the Proposal

Our Board unanimously recommends that stockholders vote AGAINST this proposal for the following reasons:

● We believe the requested report is based on general allegations about the financial services industry that are not true about or applicable to us. It is not our policy or practice to terminate a relationship with a customer because of their political views or religion (including religious views), nor because of their race, color, religion, sex, national origin, or other factors further discussed below. This would be inconsistent with one of the three values in our statement of purpose: dedication to helping the people, companies, and institutions that rely on us, acting always with integrity, transparency, and respect.

● We have in place anti-discrimination and anti-harassment policies that are intended to promote equal opportunity and prevent discrimination and harassment. This prohibition covers not only the relationships between our associates, but also each associate's relationships with our customers.

● The maintenance of accounts is subject to extensive applicable law and regulation. Adherence to these legal obligations may, under certain circumstances, require us to close accounts. Account closures that we determine are required by applicable law and regulations may give rise to false allegations that such account closures result from a policy or practice to terminate relationships with a customer because of their political views, religion or religious views. We have no such policy or practice.

One relevant policy is our Associate Code of Ethics (the "Code"),[7] which includes our commitment to maintaining a diverse, equitable, and inclusive work environment free of discrimination, harassment, retaliation, coercion, interference, and intimidation. It also reinforces our respect for the right to engage in personal political activity. At the same time, it makes it clear that personal political activities must be lawful and consistent with our values and policies and may not involve the use of Company time or resources. The Code applies to the associates of the Company and our direct and indirect subsidiaries, including FCB, and these associates are required to annually acknowledge compliance with the Code. The Code strictly prohibits "harassment," the scope of which includes discrimination, retaliation, coercion, interference, or intimidation of an associate due to the associate's race (including traits historically associated with race, such as hair texture and protective hairstyles), color, religion, national origin, sex, age, disability, protected veteran status, sexual orientation, gender identity, genetic information, military membership, application, or obligation, protected activity (e.g., opposition to prohibited discrimination), or any other legally protected status established by applicable federal, state, or local laws. This prohibition on harassment covers not only the relationships between our associates, but also each associate's relationships with our customers and other business partners. Any associate who discriminates to cause a customer account to be closed or a customer relationship to be otherwise terminated on a basis prohibited by the Code would be in violation thereof and be subject to disciplinary action which may include unpaid disciplinary leave or immediate termination of employment.

Further, the statement of purpose for the Code provides our associates with values to help guide their conduct and relationships with our customers and others. The statement of purpose provides that "We're dedicated to helping the people, companies, and institutions that rely on us, acting always with integrity, transparency, and respect."

Pursuant to its charter, the joint Audit Committee of our and FCB's Boards annually reviews the Code, recommends to the Boards changes from time to time that it considers necessary or advisable and oversees management's processes and procedures for enforcement of the Code. Periodic training and awareness programs for associates are also designed to promote a workplace free of discrimination and harassment.

Under the Code, each associate must promptly report: (i) any act or omission the associate knows or suspects to be illegal, dishonest, fraudulent, or unethical that may affect or involve FCB; (ii) any act or omission the associate knows or suspects to be in violation of the Code or our policies, standards, or procedures to which the associate is subject; and (iii) any concerns, complaints, or activities that are inconsistent with the Code or any of our policies, standards, or procedures, including, but not limited to, questionable accounting or auditing matters, or sales practices. Associates may make these reports to their manager, to our Human Resources department using an intranet portal, or anonymously via a third-party service on line or by toll-free telephone call.

Lastly, we are subject to comprehensive consolidated supervision, regulation, and examination by the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, the North Carolina Commissioner of Banks, and the Consumer Financial Protection Bureau, among others, including customer due diligence guidance and the Bank Secrecy Act/Anti-Money Laundering legal and regulatory requirements. Adherence to these obligations sometimes requires denial of service or closure of accounts. Decisions to terminate or not terminate any accounts are made with management's careful consideration of legal, regulatory, and operational and other factors, and are handled with scrutiny and confidentiality. Account closures that we determine are required by applicable law and

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7   https://s201.q4cdn.com/792406973/files/doc_gov/gov/2024/01/associates-code-of-ethics-2024-vf.pdf

regulations may give rise to false allegations that such account closures result from a policy or practice to terminate relationships with a customer because of their political views, religion, or religious views. We have no such policy or practice.

The requested report would not provide our stockholders with meaningful additional information. We believe we have policies and procedures in place, supported by robust oversight and enforcement, to provide for effective accountability.

> *Our Board of Directors unanimously recommends that you vote "AGAINST" Proposal 4.*
>
> *To be approved, a majority of the votes entitled to be cast on the proposal with respect to all shares of our Class A Common and Class B Common present in person or represented by proxy at the Annual Meeting, and voting together as one class, must be cast in favor of the proposal.*

FREQUENTLY ASKED QUESTIONS ABOUT THE VIRTUAL ANNUAL MEETING

The following are some questions that you, as a stockholder, may have regarding the Annual Meeting, and brief answers to those questions. We urge you to carefully read the entire proxy statement because the information in these questions and answers does not provide all of the information that will be important to you with respect to the Annual Meeting and proposals to be voted on at the meeting.

Q. Where will the Annual Meeting be held?

A: We are holding the Annual Meeting in a virtual format in order to provide convenient access to the meeting for all our stockholders. There will be no physical meeting location for stockholders to attend. The only way to attend the Annual Meeting will be via the Internet.

The virtual meeting platform is designed such that record holders of our voting shares, as well as beneficial holders of voting shares that are held for them in "street name" by a broker, bank, or other nominee, will be afforded the same rights and opportunities to participate as they would have at an in-person meeting.

Q: How can I participate in the virtual Annual Meeting?

A: To participate in the Annual Meeting remotely, go to *www.virtualshareholdermeeting.com/FCNCA2024* on May 1, 2024, and enter your unique 16-digit "Control Number" which is printed on the proxy card you received with your copy of our proxy statement or, if you are the beneficial owner of shares held in street name, on the voting instruction form you received from your bank, broker, or other nominee that is the record holder of your shares. The Control Number appears on the portion of your proxy card or voting instruction form that you retain.

Record holders of our voting shares who participate in the Annual Meeting remotely will be considered to be present, and shares they hold of record to be represented, "in person" at the meeting. During the Annual Meeting, you may listen to the proceedings, submit written questions, and vote your shares held of record. If your shares are held in street name, you also may listen to the proceedings and submit written questions and, during the meeting, you may submit your voting instructions to your broker or nominee by following the instructions available on the meeting website.

The Annual Meeting will begin at 9:00 a.m. EDT on the meeting date. However, you may begin to log in to the meeting website at 8:45 a.m. and we encourage you to do that. The virtual meeting platform will be supported across most Internet browsers and devices (including desktop and laptop computers, tablets, and smart phones) running updated versions of applicable software and plugins.

Q: What can I do if I no longer have my Control Number?

A: If you are a record holder of shares and wish to participate in the Annual Meeting but you no longer have your Control Number, you may obtain your Control Number by calling Broadridge Corporate Issuer Solutions at 855-449-0981 for assistance. If you are a beneficial holder of shares held in street name and no longer have the Control Number printed on your voting instruction form, you should call your bank, broker, or other nominee.

Q: Will there be help available if I have trouble logging in to the Annual Meeting website?

A: Yes. If you have trouble accessing the meeting website while trying to login or during the meeting, help and technical support will be available on the day of the meeting by calling 844-986-0822 (U.S.) or 303-562-9302 (International).

Q: Will I be able to ask questions during the virtual Annual Meeting?

A: Yes. You may submit written questions during the meeting by following the directions on the meeting website and typing your question in the "Ask a Question" box. We will try to answer all questions, subject to time constraints. If we receive substantially similar questions, we may group them together and provide a single response to avoid repetition. Also, we reserve the right to edit inappropriate language and to exclude questions that are personal matters, are not pertinent to meeting matters, do not comply with the meeting rules of conduct, or otherwise are inappropriate.

Q: How can I vote at the Annual Meeting?

A: ***Record Holders.*** You are a record holder if your shares of our common stock are registered in your name on our stock records (either in certificated or uncertificated book entry form). You can vote your shares in one of the following ways.

Voting Methods	Record Holder
In Person During the Meeting	You can participate in the virtual Annual Meeting remotely and, using the 16-Digit Control Number printed on your proxy card, follow the instructions on the meeting website to vote your shares during the meeting.
By Proxy	Before the meeting, you can appoint four of our directors (Hope H. Bryant, H. Lee Durham, Jr., Frank B. Holding, Jr., and Robert T. Newcomb) or any substitutes appointed by them, individually and as a group, in either of the ways described below to act as your "Proxies" to vote your shares for you at the meeting.
	In Writing. Mark your voting instructions on the proxy card enclosed with this proxy statement, sign and date it, and return it in the enclosed pre-addressed envelope.
	By Internet. Before 11:59 p.m. EDT on April 30, 2024 (the day before the Annual Meeting), log on to the Internet voting website *www.proxyvote.com.* Have your enclosed proxy card in hand when you access the website. When you are prompted for your "Control Number," enter the 16-digit number that is printed in the box on your proxy card, and then follow the instructions you will be given to instruct the Proxies on how to vote your shares.
	By Telephone. Before 11:59 p.m. EDT on April 30, 2024 (the day before the Annual Meeting), call 1-800-690-6903. Have your enclosed proxy card in hand when you call. When you are prompted for your "Control Number," enter the 16-digit number that is printed in the box on your proxy card, and then follow the instructions you will be given to instruct the Proxies on how to vote your shares.

If you are the record holder of shares of both Class A Common and Class B Common, or if you hold shares of record in different forms of your name, then you should have received two or more proxy cards, each containing a unique 16-digit Control Number for the shares represented by that proxy card. If you wish to appoint the Proxies to vote all your shares, you will need to mark, sign, date, and return ***all*** proxy cards you received or appoint the Proxies by telephone or Internet separately for shares represented by each card. Or, if you participate in the Annual Meeting remotely and want to vote your shares on the meeting website, you will need to vote shares represented by each card separately on the Annual Meeting website.

If you appoint the Proxies by telephone or Internet, you need not sign and return a proxy card. You will be appointing the Proxies to vote your shares on the same terms and with the same authority as if you marked, signed, and returned a proxy card. Whether you return a proxy card or appoint the Proxies by telephone or Internet, the authority you will be giving the Proxies is described below and in the proxy card enclosed with this proxy statement. Even if you plan to participate in the virtual Annual Meeting, we ask that you mark your proxy card to indicate how your shares should be voted, sign and date it, and return it in the enclosed envelope, or follow the instructions above for appointing the Proxies and giving your voting instructions by telephone or Internet. Doing that will ensure that your shares will be represented and voted at the meeting.

Street Name Holders. You are a "street name" holder if your shares are held for you in an account at a brokerage firm, bank, custodian, or other similar nominee. Only the record holders of shares of our common stock or their appointed proxies may vote those shares, and your brokerage firm, bank, or other similar nominee is considered the record holder of shares it holds for you and must vote them for you, or appoint the proxies to vote them for you, at the Annual Meeting. As a result, for your shares to be voted, you will need to give instructions to your brokerage firm, bank, custodian, or other nominee on how you want it to vote the shares it holds for you. You can do that in one of the following ways.

Voting Methods	Street Name Holder
Mail	Follow the directions contained in the voting instruction form your broker or nominee sends you with this proxy statement and give it instructions as to how it should vote your shares by marking and returning to it the voting instruction form.
Internet	Follow the directions contained in the voting instruction form your broker or nominee sends you with this proxy statement and give it instructions by Internet as to how it should vote your shares.
Telephone	Follow the directions contained in the voting instruction form your broker or nominee sends you with this proxy statement and give it instructions by telephone as to how it should vote your shares.
During the Meeting	You can participate in the Annual Meeting and, using the 16-digit Control Number printed on the voting instruction form you received from your broker or nominee with this proxy statement, follow the instructions on the meeting website to give your voting instructions.

If you hold shares in more than one brokerage or nominee account, each of your brokers or nominees will have sent you a separate voting instruction form, each containing a unique 16-digit Control Number for shares held in your account that it holds. If you wish to give your brokers or nominees voting instructions before the meeting for all shares they hold for you, you should mark *all* voting instruction forms you received and return them to your brokers or nominees. Or, if you participate in the Annual Meeting remotely, you will need to give your voting instructions for shares covered by each voting instruction form separately on the Annual Meeting website.

Rules of the New York Stock Exchange (which also are applicable to Nasdaq-listed companies) generally permit brokers, banks, and other securities intermediaries that are subject to those rules to use their discretion to vote shares they hold for their customers on "routine" matters when no voting instructions are received from the beneficial owners of the shares. However, those rules prohibit brokers, banks, and other securities intermediaries from voting their customers' shares on matters designated by the rules as "non-routine" unless the beneficial owners of the shares provide voting instructions. As a result, if your shares are held by a broker, bank, or other financial intermediary and you do not provide it with your voting instructions, it may still vote your shares at the Annual Meeting at its discretion on Proposal 3 to ratify the appointment of our independent accountants. However, your broker, bank, or other financial intermediary may not vote your shares at the Annual Meeting in the election of our directors or on Proposals 2 or 4 (which are considered "non-routine" matters) unless you provide it with your voting instructions. To ensure that your shares held by a broker, bank, or other financial intermediary are represented at the Annual Meeting and voted as you desire on all matters, it is important that you instruct it as to how it should vote your shares.

Q: Who is soliciting proxies, and who is paying solicitation expenses?

A: Our Board of Directors is asking you to appoint the Proxies to vote your shares at the Annual Meeting. In addition to solicitation by mail, our and FCB's directors, officers, and associates may solicit proxy appointments, personally or by telephone, electronic mail, or other methods of communication, but they will not receive any additional compensation from us for doing so.

We will pay all costs of our solicitation of proxy appointments for the Annual Meeting, including costs of preparing and mailing this proxy statement and expenses associated with the telephone and Internet voting facilities. We are requesting banks, brokers, custodians, and other nominees and fiduciaries to forward copies of our proxy solicitation materials to the beneficial holders of the shares they hold and request the beneficial holders' voting instructions, and we will reimburse them for their expenses in doing so.

Q: What authority will the Proxies have, and how will they vote at the Annual Meeting?

A:
- If you sign a proxy card and return it so that we receive it before the Annual Meeting, or you appoint the Proxies by telephone or Internet, you will be appointing the Proxies to vote your shares for you, and they will vote, or abstain from voting, according to the instructions you give them.

- If you sign and return a proxy card or appoint the Proxies by telephone or Internet, but you do not give voting instructions on a matter to be voted on, then the Proxies will be authorized to vote your shares **"FOR"** the election of each of the nominees for director named in Proposal 1, **"FOR"** each of Proposals 2 and 3, and **"AGAINST"** Proposal 4.

- If before the Annual Meeting any nominee named in Proposal 1 becomes unable or unwilling to serve as a director for any reason, including without limitation death, resignation, withdrawal of his or her nomination, or removal, your proxy card or telephone or Internet voting instructions will give the Proxies discretion to vote your shares for a substitute nominee named by our Board of Directors. If no substitute nominee is named by our Board of Directors, then the number of directors to be elected at the Annual Meeting will be reduced accordingly.

- We are not aware of any other business that will be brought before the Annual Meeting other than the election of directors and the proposals described in this proxy statement. However, if any other matter is properly presented for action by our stockholders, your proxy card or telephone or Internet voting instructions will authorize the Proxies to vote your shares according to their best judgment. The Proxies also will be authorized to vote your shares according to their best judgment on matters incident to the conduct of the meeting, including motions to adjourn the meeting.

- If you are the record holder of your shares and you do not return a proxy card or appoint the Proxies by telephone or Internet, the Proxies will not have authority to vote for you and your shares will not be represented or voted at the Annual Meeting unless you participate in the meeting remotely and vote your shares on the meeting website or validly appoint another person to vote your shares for you. Similarly, if your shares are held for you in street name by a broker or other financial intermediary (such as a bank or custodian) and you do not provide it with your voting instructions, it may use its discretion to vote your shares at the Annual Meeting on Proposal 3, but it may not vote your shares on "non-routine" matters (including the election of our directors and Proposals 2 and 4) unless you give it voting instructions by marking and returning to it the voting instruction form you received (or following its instructions to give your voting instructions by Internet or telephone), or by participating in the meeting remotely and giving your voting instructions on the meeting website.

Q: **How can I change or revoke my voting instructions after I appoint the Proxies by proxy card, telephone, or Internet or after I give voting instructions to my broker or nominee?**

A: *Record Holders.* If you are the record holder of your shares and you sign and return a proxy card or appoint the Proxies by telephone or Internet, and you later wish to change the voting instructions or revoke the authority you gave the Proxies, you can do so by taking the appropriate action described below.

To change the voting instructions you gave the Proxies, whether by returning a proxy card or appointing the Proxies by telephone or Internet, you can:

- before the Annual Meeting, sign a new proxy card, dated after the date of your original proxy card or after you appointed the Proxies by telephone or Internet, which contains your new voting instructions, and submit it to our proxy tabulator, Broadridge Corporate Issuer Solutions, Inc., at Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717, so that your new proxy card is received by our proxy tabulator before the voting takes place at the meeting; or

- before 11:59 p.m. EDT on April 30, 2024 (the day before the Annual Meeting), call 1-800-690-6903 (the same number used to appoint the Proxies by telephone), or go to the same voting website *(www.proxyvote.com)* used to appoint the Proxies by Internet, enter your 16-digit Control Number (printed in the box on the enclosed proxy card), and then give your new voting instructions.

Whether you return a proxy card, or appoint the Proxies by telephone or Internet, the Proxies will follow the last voting instructions received from you before the voting takes place at the Annual Meeting.

To revoke your proxy card or your appointment of the Proxies by telephone or Internet, you can:

- give Broadridge Corporate Issuer Solutions, Inc. a written notice at its address listed above, which must be received before the voting takes place at the Annual Meeting, that you want to revoke your proxy card or telephone or Internet appointment; or

- participate in the Annual Meeting remotely and vote your shares on the meeting website. Simply participating in the Annual Meeting will not revoke your proxy card or telephone or Internet appointment unless you also vote your shares during the meeting on the meeting website.

Street Name Holders. If your shares are held in street name and you want to change voting instructions you have given to your broker or other nominee, you may participate remotely in the Annual Meeting and give your new voting instructions on the meeting website during the meeting. Otherwise, you must contact your broker or nominee and follow its directions to change or revoke your voting instructions.

Q: **How can I obtain another proxy card or voting instruction form?**

A: If you have lost your proxy card or after returning it you want to change your voting instructions, you may obtain another proxy card by calling Broadridge Corporate Issuer Solutions, Inc. at 855-449-0981. To receive another copy of the voting instruction form you received from your broker or other nominee, you must call that broker or nominee.

Q: **What is required in order to have a quorum for the Annual Meeting?**

A: A quorum must be present for business to be conducted at the Annual Meeting. The following table describes the quorum requirements for each proposal.

Proposal	Quorum Requirement
Proposals 1, 2, 3, and 4.	Majority of the votes entitled to be cast by holders of outstanding shares of Class A Common and Class B Common as a group

Shares represented by proxy at the Annual Meeting, or held by record holders who participate in the meeting remotely, will be counted for the purpose of determining whether a quorum exists. Once a share is represented for any purpose at the meeting, it will be treated as present for quorum purposes for the remainder of the meeting and for any adjournments. If you are a record holder and you return a valid proxy card, appoint the Proxies by telephone or Internet, or participate in the meeting remotely, your shares will be counted as present for purposes of determining whether there is a quorum, even if you abstain or instruct the Proxies to abstain from voting on one or more matters voted on. Broker "non-votes" also will be counted as present in determining whether there is a quorum. Broker non-votes will occur if your shares are held by a broker and are voted by the broker on one or more "routine" matters at the meeting on which the broker has discretionary voting authority, but are not voted by the broker on a "non-routine" matter because the broker does not have discretionary voting authority with respect to that particular matter and you have not given the broker voting instructions on that matter. If your shares are represented at the meeting with respect to any matter voted on, they will be treated as present with respect to all matters voted on, even if they are not voted on all matters.

Q: Could the Annual Meeting be adjourned?

A: If a quorum is not present at the Annual Meeting, or for other reasons, the meeting may be adjourned to a different date, time, or place. If an announcement is made during the meeting of the date, time, and place for the adjourned meeting, no further notice of the adjourned meeting will be given unless the adjournment is for more than 30 days or the Record Date is changed.

In the unlikely event that, for any reason, we are not able to convene the Annual Meeting, or if, after being convened, the meeting is interrupted and cannot be continued, including due to loss of internet connectivity or communications capabilities, power failure, or other technical difficulties, the meeting will be adjourned. If a verbal or written announcement of a later date and time for reconvening the meeting is made during the meeting or on the meeting website during the scheduled time for the meeting, the meeting will be reconvened on that date and at that time in a virtual meeting format at the same web address listed above *(www.virtualshareholdermeeting.com/FCNCA2024)*. If such a notice is given, no further notice of the date and time of the reconvened meeting will be given unless the adjournment is for more than 30 days or the Record Date is changed.

The instructions described above for accessing, participating in, and voting at the original meeting will apply to any reconvened meeting.

Q: What vote is required to elect directors and on Proposals 2, 3, and 4?

A:

Proposals for your vote	Voting Options	Votes Required	Effect of Abstentions	Effect of broker non-votes
Proposal 1: Election of Directors	• Vote for all nominees by voting "For All" • Withhold your vote for all nominees by voting "Withhold All" • Vote for all of the nominees except for certain nominees by voting "For All Except" and then indicating the nominee(s) for whom you want your vote withheld • You may not vote cumulatively for directors	Plurality of votes cast in election by holders of Class A Common and Class B Common represented at the meeting and voting together as one class	Will have no effect	Will have no effect
Proposal 2: Advisory Vote on Executive Compensation	Vote For, Against, or Abstain	Majority of votes entitled to be cast with respect to shares of Class A Common and Class B Common represented at the meeting and voting together as one class	Will count as a vote against Proposal 2	Will have no effect
Proposal 3: Ratification of Appointment of Independent Accountants	Vote For, Against, or Abstain	Majority of votes entitled to be cast with respect to shares of Class A Common and Class B Common represented at the meeting and voting together as one class	Will count as a vote against Proposal 3	Will have no effect
Proposal 4: Stockholder Proposal Requesting Report on Risks of Politicized De-banking	Vote For, Against, or Abstain	Majority of votes entitled to be cast with respect to shares of Class A Common and Class B Common represented at the meeting and voting together as one class	Will count as a vote against Proposal 4	Will have no effect

Q: How can I find out the results of the voting at the Annual Meeting?

A: We will announce the preliminary results of the voting during the Annual Meeting, and we will file a Current Report on Form 8-K with the SEC within four business days after the conclusion of the Annual Meeting to announce the final voting results. FCB's Internet website *(ir.firstcitizens.com/financial-information/sec-filings)* contains a link to the SEC's website *(www.sec.gov)* where you may review and print copies of that report.

Q: Who can help answer my questions?

A: If you have any questions about the Annual Meeting, the proposals to be voted upon at the meeting, or how to submit your proxy, contact us at 919-716-7000.

RECOMMENDATIONS OF NOMINEES

As described above under the caption "COMMITTEES OF OUR BOARDS — Compensation, Nominations and Governance Committee," in identifying potential Board nominee candidates the CNG Committee considers incumbent directors as well as candidates who may be suggested by our management, other directors, or stockholders. Stockholders who wish to recommend candidates to the Committee should send their recommendations in writing to:

> Compensation, Nominations and Governance Committee
> First Citizens BancShares, Inc.
> Attention: Corporate Secretary (FCC22)
> Post Office Box 27131
> Raleigh, North Carolina 27611-7131

Each recommendation should be accompanied by:

- the full name, address, and telephone number of the person making the recommendation, an affirmation that the person making the recommendation is a stockholder of record (or, if the person is a beneficial owner of shares of our stock but not a record holder, a statement from the record holder of the shares verifying the number of shares beneficially owned by the person making the recommendation), and a statement as to whether the person making the recommendation has a good faith intention to continue to hold those shares through the date of our next annual meeting of stockholders;

- the full name, address, and telephone number of the candidate being recommended, and information regarding the candidate's beneficial ownership of shares of our voting securities and any business or personal relationship between the candidate and the person making the recommendation;

- a statement signed by the candidate that he or she is aware of and consents to being recommended to the Committee and will provide information that the Committee may request in connection with its evaluation of candidates;

- a description of the candidate's current principal occupation, business or professional experience, previous employment history, educational background, and any particular skills, experience, or areas of expertise;

- a description of any potential contributions to the Board that the candidate might make that are unusual or unique;

- a description of the candidate's current positions and experience as a community leader;

- a description of the candidate's current positions or experience during the previous 10 years as the director of any public corporation;

- information regarding any business or personal relationships between the candidate and any of our or our subsidiaries' customers, suppliers, vendors, competitors, directors or officers, affiliated companies, or other persons with any special interest regarding our company, or any of our affiliated companies, and any transactions between the candidate and our company, or any of our affiliated companies;

- any information in addition to the above regarding the candidate that would be required to be included in our proxy statement pursuant to the SEC's Regulation 14A (including without limitation information regarding legal proceedings in which the candidate has been involved within the past 10 years); and

- an explanation of the value or benefit that the person making the recommendation believes that the candidate would provide us as a director.

Candidates recommended by stockholders as nominees must qualify to serve as directors of our company and FCB under applicable state and federal banking laws and regulations, including without limitation the requirements of Section 19 of the Federal Deposit Insurance Act, and must comply with any ownership requirements with respect to ownership by directors of shares of our voting securities. Currently, our directors are encouraged to own an amount of our stock that is significant in light of their financial means. Recommendations by stockholders of candidates for consideration by the Committee in its selection of nominees for our 2025 Annual Meeting must be received by the Committee no later than November 15, 2024. Recommendations submitted by stockholders other than in accordance with these procedures will not be considered by the Committee. The Committee will evaluate candidates recommended by stockholders in a manner similar to its evaluation of other candidates.

PROPOSALS FOR 2025 ANNUAL MEETING

Any proposal of a stockholder, other than a nomination for election as a director, that is intended to be presented for action at our 2025 Annual Meeting and included in the proxy statement and proxy card that we will distribute in connection with that meeting must be received by our Corporate Secretary in writing at our address listed below no later than November 15, 2024, to be considered timely received for inclusion in those proxy materials. In order to be included in our proxy materials for a particular meeting, the proposal and the stockholder submitting it must satisfy and comply with certain eligibility and procedural requirements contained in rules of the SEC.

Under our Bylaws, written notice of a stockholder proposal (other than a nomination) intended to be presented from the floor at our 2025 Annual Meeting but which is not intended to be included in our proxy statement and proxy card, or of a stockholder's intent to nominate a person from the floor for election as a director at our 2025 Annual Meeting, must be received by our Corporate Secretary at our address listed below no earlier than December 15, 2024, and no later than January 29, 2025, in order for that proposal or nomination to be brought before that Annual Meeting. The same notice requirements apply in the case of a stockholder proposal other than a nomination in order for that proposal to be considered timely received for purposes of the Proxies' discretionary authority to vote on other matters presented for action by stockholders at our 2025 Annual Meeting. However, if, effective after the January 29, 2025 deadline for notice of a proposed nomination, our Board of Directors increases the number of our directors to be elected at our 2025 Annual Meeting, and if there is no public announcement naming the nominee to fill the vacancy at least 100 days prior to the first anniversary of the Annual Meeting, then a stockholder's written notice of a nomination to fill the vacancy will be treated as timely if it is received by us not later than the close of business on the tenth day following the day on which such a public announcement actually is made. To be effective, notices of stockholder proposals or nominations are required to strictly comply with the requirements of Article II, Section 11 of our Bylaws, which specify the procedures, information, and statements that must be included in any stockholder director nomination. Stockholder proposals or nominations not made as provided in our Bylaws will not be considered at Annual Meetings. A copy of our most recent Bylaws have been filed with the SEC as an exhibit to our 2023 Annual Report and they also are available on our website at *ir.firstcitizens.com/corporate-governance/governance-documents*.

The notices described above should be mailed to:

First Citizens BancShares, Inc.
Attention: Corporate Secretary
Post Office Box 27131 (Mail Code FCC22)
Raleigh, North Carolina 27611-7131

ANNUAL REPORT ON FORM 10-K

We are subject to the reporting requirements of the Exchange Act, and we file periodic reports and other information, including proxy statements, annual reports, quarterly reports, and current reports, with the SEC. FCB's Internet website *(ir.firstcitizens.com/financial-information/sec-filings)* contains a link to the SEC's website *(www.sec.gov)* where you may review and print copies of information that we file electronically.

A copy of our Annual Report on Form 10-K for the year ended December 31, 2023, as filed with the SEC, is being mailed to our stockholders with this proxy statement, and a copy is posted with this proxy statement at *www.proxyvote.com*. An additional copy will be provided without charge to any stockholder upon written request directed to our Corporate Secretary, Matthew G. T. Martin, at the address listed above for notices.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the fiscal year ended December 31, 2023
or

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

Commission File Number: 001-16715

First Citizens BancShares, Inc.
(Exact name of Registrant as specified in its charter)

Delaware	**56-1528994**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification Number)**
4300 Six Forks Road Raleigh North Carolina	**27609**
(Address of principle executive offices)	**(Zip code)**

(919) 716-7000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, Par Value $1	FCNCA	Nasdaq Global Select Market
Depositary Shares, Each Representing a 1/40th Interest in a Share of 5.375% Non-Cumulative Perpetual Preferred Stock, Series A	FCNCP	Nasdaq Global Select Market
5.625% Non-Cumulative Perpetual Preferred Stock, Series C	FCNCO	Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Securities Exchange Act of 1934:

Class B Common Stock, Par Value $1

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company" and 'emerging growth company' in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the Registrant's common equity held by non-affiliates computed by reference to the price at which the common equity was last sold as of the last business day of the Registrant's most recently completed second fiscal quarter was $14,258,285,207.

On February 16, 2024, there were 13,519,430 outstanding shares of the Registrant's Class A Common Stock and 1,005,185 outstanding shares of the Registrant's Class B Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE
Portions of the Registrant's definitive Proxy Statement for the 2024 Annual Meeting of Stockholders are incorporated by reference into Part III of this report.

CONTENTS

* Information required by Item 10 is incorporated herein by reference to the information that appears under the headings or captions 'Proposal 1: Election of Directors,' '—Corporate Governance —Service on Other Public Company Boards' and '—Code of Ethics;' 'Committees of our Boards—Audit Committee;' 'Executive Officers' and 'Beneficial Ownership of Our Equity Securities—Delinquent Section 16(a) Reports from the Registrant's Proxy Statement for the 2024 Annual Meeting of Stockholders ("2024 Proxy Statement").

** Information required by Item 11 is incorporated herein by reference to the information that appears under the headings or captions 'Committees of our Board—Compensation Committee Report;' and '—Effect of Risk Management on Compensation;' 'Compensation Discussion and Analysis;' 'Executive Compensation;' and 'Director Compensation' of the 2024 Proxy Statement.

*** Information required by Item 12 is incorporated herein by reference to the information that appears under the captions 'Beneficial Ownership of Our Equity Securities —Directors and Executive Officers,' '—Pledging Policy—Existing Pledge Arrangements,' and '—Principal Stockholders' of the 2024 Proxy Statement. As of December 31, 2023, the Registrant did not have any compensation plans under which equity securities of the Registrant are authorized for issuance to employees or directors to report in the Equity Compensation Plan Information table pursuant to Item 201(d) of Regulation S-K. As of December 31, 2023, the Registrant had restricted stock units ("RSUs") outstanding covering an aggregate of 20,255 shares of its Class A common stock, which RSUs were assumed in Registrant's merger with CIT Group Inc. in 2022.

**** Information required by Item 13 is incorporated herein by reference to the information that appears under the headings or captions 'Corporate Governance—Director Independence' and 'Transactions with Related Persons' of the 2024 Proxy Statement.

GLOSSARY OF ABBREVIATIONS AND ACRONYMS

The following is a list of select abbreviations and acronyms used throughout this document. You may find it helpful to refer back to this table.

Acronym	Definition	Acronym	Definition
AHFS	Assets Held for Sale	GAAP	United States Generally Accepted Accounting Principles
ALLL	Allowance for Loan and Lease Losses	GDP	Gross Domestic Product
AOCI	Accumulated Other Comprehensive Income	HQLS	High Quality Liquid Securities
ASC	Accounting Standards Codification	IDI	Insured Depository Institution
ASU	Accounting Standards Update	ISDA	International Swaps and Derivatives Association
BHC	Bank Holding Company	LIBOR	London Inter-Bank Offered Rate
BOLI	Bank Owned Life Insurance	LGD	Loss Given Default
bps	Basis point(s); 1 bp = 0.01%	LMI	Low- and Moderate-Income
C&I	Commercial and Industrial	LOCOM	Lower of the Cost or Market Value
CAB	Community Association Banking	MD&A	Management's Discussion and Analysis
CAMT	Corporate Alternative Minimum Tax	MSRs	Mortgage Servicing Rights
CCAR	Comprehensive Capital Analysis and Review	NCCOB	North Carolina Commissioner of Banks
CECL	Current Expected Credit Losses	NII	Net Interest Income
CFPB	Bureau of Consumer Financial Protection	NII Sensitivity	Net Interest Income Sensitivity
CIDI	Covered Insured Depository Institution	NIM	Net Interest Margin
CRA	Community Reinvestment Act of 1977	NPR	Notice of Proposed Rulemaking
CRE	Commercial Real Estate	OCC	Office of the Comptroller of the Currency
DIF	Deposit Insurance Fund	OREO	Other Real Estate Owned
DPA	Deferred Purchase Agreement	PCA	Prompt Corrective Action
DTAs	Deferred Tax Assets	PCD	Purchased Credit Deteriorated
DTLs	Deferred Tax Liabilities	PD	Probability of Obligor Default
ECSO	Enterprise Cyber Security Office	ROU	Right of Use
ETR	Effective Tax Rate	RSU	Restricted Stock Unit
EVE Sensitivity	Economic Value of Equity Sensitivity	SBA	Small Business Administration
FASB	Financial Accounting Standards Board	SEC	Securities and Exchange Commission
FCB	First-Citizens Bank & Trust Company	SOFR	Secured Overnight Financing Rate
FDIC	Federal Deposit Insurance Corporation	SVB	Silicon Valley Banking
FHC	Financial Holding Company	SVBB	Silicon Valley Bridge Bank, N.A.
FHLB	Federal Home Loan Bank	TDR	Troubled Debt Restructuring
FOMC	Federal Open Market Committee	UPB	Unpaid Principal Balance
FRB / Federal Reserve	Board of Governors of the Federal Reserve System or Federal Reserve Bank	VIE	Variable Interest Entity

Item 1. Business

General

First Citizens BancShares, Inc. (the "Parent Company" and when including all of its subsidiaries on a consolidated basis, "BancShares," "we," "us," or "our") was incorporated under the laws of Delaware on August 7, 1986, to become the holding company of First-Citizens Bank & Trust Company ("FCB"), its banking subsidiary. FCB opened in 1898 as the Bank of Smithfield in Smithfield, North Carolina, and later changed its name to First-Citizens Bank & Trust Company.

BancShares has expanded through de novo branching and acquisitions and as of December 31, 2023, operates a network of more than 600 branches and offices in 30 states, predominantly located in the Southeast, Mid-Atlantic, Midwest and Western United States, providing a broad range of financial services to individuals, businesses and professionals. At December 31, 2023, BancShares had total consolidated assets of $213.76 billion.

Throughout its history, the operations of BancShares have been significantly influenced by descendants of Robert P. Holding, who came to control FCB during the 1920s. Robert P. Holding's children and grandchildren have served as members of the Board of Directors (the "Board") of BancShares and of the Board of Directors of FCB (collectively with the Board of BancShares, the "Boards"), as chief executive officers and in other executive management positions and, since BancShares' formation in 1986, have remained stockholders owning a large percentage of its common stock.

The Chairman of the Boards and Chief Executive Officer, Frank B. Holding, Jr., is the grandson of Robert P. Holding. Hope Holding Bryant, Vice Chairwoman of the Boards, is Robert P. Holding's granddaughter. Peter M. Bristow, President and member of the Boards, is the brother-in-law of Frank B. Holding, Jr. and Hope Holding Bryant.

BancShares provides financial services for a wide range of consumer and commercial clients. This includes retail and mortgage banking, wealth management, small and middle market banking, factoring and leasing. BancShares provides commercial factoring, receivables management and secured financing services to businesses (generally manufacturers or importers of goods) that operate in various industries, including apparel, textile, furniture, home furnishings and consumer electronics. BancShares also provides deposit, cash management and lending to homeowner associations and property management companies. In addition, BancShares owns a fleet of railcars and locomotives that are leased to railroads and shippers. See Business Segments below for more information on markets we serve and products and services we offer.

In addition to our banking operations, we provide various investment products and services through FCB's wholly owned subsidiaries, including First Citizens Investor Services, Inc. ("FCIS") and First Citizens Asset Management, Inc. ("FCAM"), and a non-bank subsidiary First Citizens Capital Securities, LLC ("FCCS"). As a registered broker-dealer, FCIS provides a full range of investment products, including annuities, brokerage services and third-party mutual funds. As registered investment advisors, FCIS and FCAM provide investment management services and advice. FCCS is a broker dealer that also provides underwriting and private placement services.

The SVBB Acquisition (as defined and described below) expanded our client base to serve private equity and venture capital clients and also complimented our existing wealth management business by adding enhanced digital capabilities. The SVBB Acquisition further diversified our loan portfolio and business mix, particularly across technology and life sciences and healthcare industries, and wealth clients as further discussed in the "Business Segments" section below. Our loan classes, including those acquired in the SVBB Acquisition, are described in Note 1—Significant Accounting Policies and Basis of Presentation of Item 8. Financial Statements and Supplemental Data.

BancShares delivers products and services to its customers through an extensive branch network and additionally operates a nationwide digital bank. Services offered at most branches include accepting deposits, cashing checks and providing for consumer and commercial cash needs. Consumer and business customers may also conduct banking transactions through various digital channels.

Statistical information regarding our business activities is found in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Business Combinations

In addition to organically growing our business, BancShares has historically pursued growth through strategic mergers and acquisitions to enhance organizational value, strengthen its presence in existing markets, as well as expand its footprint in new markets.

On March 27, 2023 (the "SVBB Acquisition Date"), FCB acquired substantially all loans and certain other assets and assumed all customer deposits and certain other liabilities, of Silicon Valley Bridge Bank, N.A. ("SVBB") from the Federal Deposit Insurance Corporation (the "FDIC") pursuant to the terms of a purchase and assumption agreement (the "SVBB Purchase Agreement") by and among FCB, the FDIC, and the FDIC, as receiver of SVBB (the "SVBB Acquisition"). SVBB was established following the closure of the former Silicon Valley Bank. BancShares maintains the Silicon Valley Bank brand as Silicon Valley Bank, a division of FCB.

On January 3, 2022 (the "CIT Merger Date"), BancShares completed its merger (the "CIT Merger") with CIT Group Inc. ("CIT") and its subsidiary CIT Bank, N.A., a national banking association ("CIT Bank"). BancShares maintains the CIT brand as CIT Group, a division of FCB.

The SVBB Acquisition and CIT Merger are described further in the "Business Combinations" section of Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations and in Item 8. Financial Statements and Supplementary Data, Note 2—Business Combinations included in this Annual Report on Form 10-K.

Business Segments

As of December 31, 2022, BancShares managed its business and reported its financial results in General Banking, Commercial Banking, and Rail segments. All other financial information is included in the "Corporate" component of segment disclosures in this 10-K. In conjunction with the SVBB Acquisition, BancShares added a new business segment, which is referred to as the Silicon Valley Banking ("SVB") segment. Prior periods were not impacted by this update.

Reportable segments are discussed further in the "Results by Business Segments" section of Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations and Item 8. Notes to Consolidated Financial Statements, Note 23—Business Segment Information.

SEGMENT	MARKETS AND SERVICES
General Banking	• Delivers services to individuals and businesses through an extensive branch network and various digital channels, including a nationwide digital bank, and offers a full suite of deposit products, loans (primarily business/commercial loans and residential mortgages), and various fee-based services. • Provides a variety of wealth management products and services to individuals and institutional clients, including brokerage, investment advisory, and trust services. • Provides deposit, cash management and lending to homeowner associations and property management companies.
Commercial Banking	• Provides lending, leasing, capital markets and other financial and advisory services, primarily to small and middle-market companies across a variety of industries. • Provides asset-based lending, factoring, receivables management and secured financing services.
Silicon Valley Banking	• Provides products and services to commercial clients in key innovation markets, such as healthcare and technology industries, as well as private equity and venture capital firms. • Provides private banking and wealth management as well as a range of personal financial solutions for consumers, including private equity and venture capital professionals and executive leaders of the innovation companies they support, and premium wine clients. • Offers a full suite of deposit products and positive pay services through online and mobile banking platforms, as well as at branch locations. Provides solutions to the financial needs of commercial clients through credit treasury management, foreign exchange, trade finance and other services including capital call lines of credit.
Rail	• Provides equipment leasing and secured financing to railroads and shippers.
Corporate [1]	• Earning assets primarily include investment securities and interest-earning deposits at banks. • Corporate includes interest income on investment securities and interest-earning deposits at banks; interest expense for corporate funding, including brokered deposits; funds transfer pricing allocations; gains or losses on sales of investment securities; fair value adjustments on marketable equity securities; income from bank-owned life insurance; portions of salaries and benefits expense; and acquisition-related expenses. Corporate also includes certain items related to accounting for business combinations, such as gains on acquisitions, day 2 provisions for credit losses, discount accretion income for acquired loans, and amortization of certain intangible assets.

[1] *All other financial information not allocated to the segments are reported in "Corporate."*

General Banking

The General Banking segment delivers products and services to consumers and businesses through our extensive network of branches and various digital channels. We offer a full suite of deposit products, loans (primarily residential mortgages and business and commercial loans), cash management, wealth management, payment services, and treasury services. Our wealth management products and services to individuals and institutional clients include brokerage, investment advisory, and trust services. We offer conforming and jumbo residential mortgage loans throughout the United States which are primarily originated through branches and retail referrals, employee referrals, internet leads, direct marketing and a correspondent lending channel. The General Banking segment offers nationwide digital banking, which is largely comprised of our internet banking platform (the "Direct Bank"), that delivers deposit products to consumers. The General Banking segment also includes a community association bank channel that supports deposit, cash management, and lending to homeowner associations and property management companies.

Revenue is generated from interest earned on loans and from fees for banking and advisory services. We primarily originate loans by utilizing our branch network and industry referrals, as well as direct digital marketing efforts. We derive our Small Business Administration ("SBA") loans through a network of SBA originators. We periodically purchase loans on a whole-loan basis. We also invest in community development that supports the construction of affordable housing in our communities in line with our Community Reinvestment Act of 1977 ("CRA") initiatives.

Commercial Banking

The Commercial Banking segment provides a range of lending, leasing, capital markets, asset management and other financial and advisory services, primarily to small and middle market companies in a wide range of industries including: energy; healthcare; tech media and telecom; asset-backed lending; capital finance; maritime; corporate banking; aerospace and defense; and sponsor finance. Loans offered are primarily senior secured loans collateralized by accounts receivable, inventory, machinery and equipment, transportation equipment and/or intangibles, and are often used for working capital, plant expansion, acquisitions, or recapitalizations. These loans include revolving lines of credit and term loans and, depending on the nature of the collateral, may be referred to as collateral-backed loans, asset-based loans or cash flow loans. We provide senior secured loans to developers and other commercial real estate ("CRE") professionals. Additionally, we provide small business loans and leases, including both capital and operating leases, through a highly automated credit approval, documentation and funding process.

We provide factoring, receivable management, and secured financing to businesses that operate in several industries. These include: apparel, textile, furniture, home furnishings, and consumer electronics. Factoring entails the assumption of credit risk with respect to trade accounts receivable arising from the sale of goods from our factoring clients to their customers that have been factored (i.e., sold or assigned to the factor). Our factoring clients, which are generally manufacturers or importers of goods, are the counterparties on factoring, financing, or receivables purchasing agreements to sell trade receivables to us. Our factoring clients' customers, which are generally retailers, are the account debtors and obligors on trade accounts receivable that have been factored.

Revenue is generated from: interest and fees on loans; rental income on operating lease equipment; fee income and other revenue from banking services and capital markets transactions; and commissions earned on factoring-related activities. We derive most of our commercial lending business through direct marketing to borrowers, lessees, manufacturers, vendors, and distributors. We also utilize referrals as a source for commercial lending business. We may periodically buy participations or syndications of loans and lines of credit and purchase loans on a whole-loan basis.

Silicon Valley Banking

The SVB segment offers products and services to commercial clients in key innovation markets, such as healthcare and technology industries, as well as to private equity and venture capital firms. The segment provides solutions to the financial needs of commercial clients through credit, treasury management, foreign exchange, trade finance and other services including capital call lines of credit. In addition, the segment offers private banking and wealth management and provides a range of personal financial solutions for consumers. Private banking and wealth management clients consist of private equity and venture capital professionals and executive leaders of the innovation companies they support and premium wine clients. The segment offers a customized suite of private banking services, including mortgages, home equity lines of credit, restricted and private stock loans, other secured and unsecured lending products and vineyard development loans, as well as planning-based financial strategies, wealth management, family office, financial planning, tax planning and trust services.

Revenue is primarily generated from interest earned on loans, and fees and other revenue from lending activities and banking services.

Deposit products include business and analysis checking accounts, money market accounts, multi-currency accounts, bank accounts, sweep accounts and positive pay services. Services are provided through online and mobile banking platforms, as well as branch locations.

Rail

The Rail segment offers customized leasing and financing solutions on a fleet of railcars and locomotives to railroads and shippers throughout North America. Railcar types include covered hopper cars used to ship grain and agricultural products, plastic pellets, sand, and cement; tank cars for energy products and chemicals; gondolas for coal, steel coil and mill service products; open-top hopper cars for coal and aggregates; boxcars for paper and auto parts; and centerbeams and flat cars for lumber. Revenue is generated primarily from rental income on operating lease equipment.

Competition

The financial services industry is highly competitive and continues to evolve as a result of changes in regulation, technology, product delivery systems, the accelerating pace of consolidation among financial service providers, and the general market and economic climate. BancShares competes with national, regional and local financial services providers. In recent years, the ability of non-bank financial entities to provide services previously limited to commercial banks has intensified competition. Non-bank financial service providers are not subject to the same significant regulatory restrictions as traditional commercial banks and, as such, can often operate with greater flexibility and lower cost structures. More than ever, customers have the ability to select from a variety of traditional and nontraditional alternatives. Competition is based on a number of factors including, among others, customer service, quality and range of products and services offered, price, reputation, interest rates on loans and deposits and customer convenience. Our non-bank services compete with other insurance companies, investment firms and brokerage firms.

Deposits (based on branch location) as of December 31, 2023, in North Carolina and South Carolina represented approximately 25.5%, and 7.8%, respectively, of total deposits. FCB's deposit market share as of June 30, 2023 in North Carolina and South Carolina was 11.0% and 9.3%, respectively, which makes FCB the third largest bank in North Carolina and the fourth largest bank in South Carolina based on deposit market share according to the FDIC Deposit Market Share Report. The two banks larger than FCB based on deposits in both North Carolina and South Carolina were Bank of America and Truist Bank. The additional bank larger than FCB based on deposits in South Carolina was Wells Fargo. These banks collectively held 60.8% and 41.9% of North Carolina and South Carolina deposits, respectively.

Acquisitions contributed to deposit growth in 2023 and 2022. The SVBB Acquisition increased deposits by $38.48 billion as of December 31, 2023, and the CIT Merger increased deposits by approximately $39.43 billion at the CIT Merger Date, primarily related to the Direct Bank.

As of December 31, 2023, FCB had more than 600 total domestic branches and offices, which included 217 in North Carolina, 124 in South Carolina and 92 in California.

Geographic Locations

As of December 31, 2023, BancShares operated branches in Arizona, California, Colorado, Florida, Georgia, Hawaii, Kansas, Maryland, Massachusetts, Missouri, Nebraska, New Mexico, Nevada, North Carolina, Oklahoma, Oregon, South Carolina, Tennessee, Texas, Virginia, Washington, West Virginia, and Wisconsin.

See Concentration Risk section in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations for information on our commercial and consumer loan concentrations by state.

Human Capital

As of December 31, 2023, BancShares employed approximately 15,715 full-time staff and approximately 306 part-time staff for a total of 16,021 employees. Women and ethnically diverse associates make up approximately 56% and 37% of total employees, respectively.

Our ability to attract, retain and develop associates who align with our purpose is key to our success. Our human capital strategy is predicated on ensuring the organization has the right people with the right skills in the right places at the right time for the right cost to fulfill our strategic objectives. Our human resources team works to formalize the process of defining and deploying the mission-critical talent needed to align our program with our financial and strategic goals and objectives. Our key human capital initiatives include scaling and developing talent, enhancing performance/leadership management and coaching, and supporting diversity, equity and inclusion initiatives. We seek individuals with diverse backgrounds that reflect the markets we serve because we understand our differences contribute to a diversity of thought that enhances associate and customer relationships and drives innovation of our products and services.

The retention and integration of key legacy Silicon Valley Bank and CIT employees have also been significant initiatives. The Board monitors these initiatives and associated risks primarily through its Risk Committee.

To assist with these goals, we monitor and evaluate various metrics, specifically around attraction, retention and development of talent. For example, we monitor annual voluntary turnover as compared to industry benchmarks to confirm that our compensation and benefits structures, and our commitment to career development, are successful in a competitive talent market. Our annual voluntary turnover, minus acquisition headcount, is typically lower than commonly used industry benchmarks. Aside from the expected effects from acquisition activity, voluntary turnover remained below the financial services industry benchmark through December 2023. We believe this reflects our strong corporate culture, competitive compensation and benefits structure, and commitment to career development.

Diversity, Equity and Inclusion
We consider our associates vital to our long-term success. We believe it's important that associates feel included, valued, respected and heard and that they have equal access to resources and opportunities enabling them to reach their full potential. We focus on building positive relationships across the bank by celebrating and learning about one another's personal cultures and heritages and all the dimensions that make each of us unique.

Our leadership is committed to embracing diversity, disavowing discrimination and making progress on our diversity, equity, and inclusion efforts. To this end, our diversity, equity and inclusion team is focused on raising awareness of the importance of these actions in our workplace and identifying and promoting educational and engagement opportunities. We currently offer six business resource groups for associates at FCB: Asian & Pacific Islanders, Black & African Americans, Hispanic, LGBTQ+, Veterans & Military and Women. These groups are provided guidance and support by a group of senior leaders representing diverse associates and organizations across FCB. We understand that formalized groups such as these play a key role in attracting and retaining diverse talent, as well as helping the bank meet key business objectives.

Compensation and Benefits
We strive to provide competitive compensation and benefits to our associates. We make talent attraction and retention a priority by offering, among other things, internal career mobility and a total rewards package that emphasizes a holistic approach to well-being and a thoughtful approach to performance management. Our competitive benefits offerings include a 401(k) plan with employer matching opportunities, healthcare and insurance benefits, health savings and flexible spending accounts, paid time off and other employee assistance programs.

Regulatory Considerations
The Parent Company, FCB, and certain of its subsidiaries are subject to regulation, supervision, and examination by the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA"), the Board of Governors of the Federal Reserve System ("Federal Reserve" or "FRB"), the FDIC, the Bureau of Consumer Financial Protection ("CFPB"), the North Carolina Office of the Commissioner of Banks ("NCCOB"), and other regulatory authorities as "regulated entities." FCB's insurance activities are subject to licensing and regulation by state insurance regulatory agencies. Various laws and regulations administered by these and other regulatory agencies affect BancShares' corporate practices, including the payment of dividends or other capital distributions, the incurrence of debt, and the acquisition of financial institutions and other companies. Laws and regulations also affect business practices, such as the payment of interest on deposits, the charging of interest on loans, the types of business conducted and the location of offices. In addition, numerous statutes and regulations also apply to and restrict the activities of BancShares, including limitations on the ability to pay dividends, capital requirements, reserve requirements, deposit insurance requirements and restrictions on transactions with related persons and entities controlled by related persons. The impact of these statutes and regulations is discussed below and in the accompanying consolidated financial statements.

In 2022 and 2023, BancShares completed two acquisitions that resulted in the organization being subject to heightened supervision and enhanced regulatory standards as a large banking organization with over $100 billion in total consolidated assets, including certain enhanced prudential standards and oversight under the applicable transition provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") by the Federal Reserve, and the FDIC with respect to FCB. Based on asset size, BancShares is required to establish and maintain an enhanced enterprise risk management program, governance standards, and compliance system that are commensurate with its asset size, risk profile, complexity, and activities. BancShares is continuing to develop its compliance and enterprise risk management program to integrate the entities acquired in connection with the CIT Merger and SVBB Acquisition. BancShares expects any future bank mergers and acquisitions may be impacted in the near term by the enhanced regulatory review. Additionally, in light of the bank failures in early 2023, the bank regulators are re-evaluating regulatory requirements and standards applicable to banking organizations with $100 billion or more in total consolidated assets, and have proposed amendments to several key regulations and requirements for such organizations. As BancShares continues to grow, it may cross additional risk-based asset thresholds, subjecting it to additional regulatory requirements.

Dodd-Frank Act and the Economic Growth Act. The Dodd-Frank Act, as modified by the Economic Growth, Regulatory Relief, and Consumer Protection Act (the "Economic Growth Act"), significantly restructured the financial services regulatory environment; imposed significant regulatory and compliance changes on the financial services industry; increased capital, leverage and liquidity requirements for banking organizations; and expanded the scope of oversight responsibility of certain federal agencies through the creation of new oversight bodies. Certain of the significant requirements of the Dodd-Frank Act, as modified by the Economic Growth Act, are listed below with information regarding how they apply to BancShares.

- *Asset Threshold for Applicability of Dodd-Frank Act Enhanced Prudential Standards and Enhanced Supervision.* The Dodd-Frank Act mandated the applicability of enhanced prudential standards and supervision of bank holding companies ("BHCs") with $50 billion or more in assets. The Economic Growth Act raised the asset threshold for mandatory applicability of enhanced prudential standards to $250 billion or more in total consolidated assets. Under the Economic Growth Act, the FRB has the discretion to apply any enhanced prudential standards to banking organizations with $100 billion or more in total assets on a tailored basis, based on asset size and other risk-based factors, and the FRB, the FDIC and the Office of the Comptroller of the Currency (the "OCC") adopted a framework for tailoring the applicability of enhanced prudential standards for banking organizations with $100 billion or more in assets (the "Tailoring Rules"). The Tailoring Rules are further discussed below. BancShares first became subject to the enhanced prudential standards in 2022, and BancShares is currently treated as a Category IV banking organization under the Tailoring Rules, as it has over $100 billion in total assets, but less than $250 billion in assets and less than $75 billion in nonbank assets, weighted short-term wholesale funding, off-balance sheet exposure, and cross-jurisdictional activities.

- *Capital Planning and Stress Testing.* The Dodd-Frank Act, as modified by the Economic Growth Act, mandates company-run stress tests be performed by banking organizations with $250 billion or more in total consolidated assets. BancShares will not be subject to Dodd-Frank Act company-run stress testing ("DFAST") until such time that it has $250 billion or more in total assets. Additionally, BHCs with $100 billion or more in total consolidated assets are subject to supervisory stress testing by the FRB under the agency's Comprehensive Capital Analysis and Review ("CCAR") process. Based on its asset size and status as a Category IV institution, BancShares is subject to biennial supervisory stress testing by the Federal Reserve under the CCAR process in accordance with the applicable transition provisions. BancShares is also required to develop, maintain, and submit an annual capital plan to the Federal Reserve. BancShares will submit a capital plan in 2024 and has made substantial progress in developing policies, programs, and systems designed to comply with capital planning and stress testing requirements.

- *Enhanced Capital Requirements.* On July 27, 2023, the federal banking agencies released a proposed rule to implement the final components of the capital standards adopted by the Basel Committee on Banking Supervision, known as the Basel III-end game standards, which are aimed at strengthening previous capital requirements for banking organizations that were adopted under the Basel III standards. The proposal would apply enhanced capital and liquidity requirements to banking organizations and their subsidiary banks with total assets of $100 billion or more, which would include BancShares and FCB. One of the changes under the proposal is replacing internal-models-based capital requirements for credit and operational risk currently included in Category I or II capital standards with new, risk-sensitive standardized requirements (the "expanded risk-based approach") that would apply to all banking organizations with $100 billion or more in total assets. The proposal would maintain the capital rule's dual-requirement structure and measure large banking organizations' minimum capital requirements at the higher of risk-weighted asset amounts as measured under the current standardized approach or the expanded risk-based approach. The proposal would also eliminate the accumulated other comprehensive income ("AOCI") opt-out for Category III and IV banking organizations and require such banking organizations to follow the rules for capital deductions and minority interests currently applicable to Category I and II banking organizations, and thereby require all banking organizations with $100 billion or more in total assets to calculate regulatory capital in a consistent manner, including by reflecting unrealized gains and losses on available-for-sale securities in regulatory capital to better reflect actual loss-absorbing capacity. Additionally, the proposal would require all banking organizations with $100 billion or more in total assets to meet a supplementary leverage ratio requirement and apply a countercyclical capital buffer, if activated. The proposal includes a July 1, 2025 effective date, with certain aspects subject to a three-year phase-in period. We are in the process of evaluating the proposal and assessing its potential impact.

- *Resolution Planning.* Under Section 165(d) of the Dodd-Frank Act, as amended by the Economic Growth Act, BHCs with $250 billion or more in total consolidated assets are required to develop and maintain resolution plans (commonly referred to as "Living Wills") to support the rapid and orderly resolution of the banking organization under bankruptcy in the event of material financial distress or failure in a manner that would not have serious adverse effects on the financial stability of the United States. The regulations promulgated by the FRB and FDIC currently only require banking organizations with $250 billion or more in total consolidated assets to submit Living Wills. Based on our asset size as of December 31, 2023, BancShares is not required to submit a resolution plan under the Living Wills requirement. However, FCB is required to submit a resolution plan (a "Resolution Plan") under the FDIC's Covered Insured Depository Institution rule ("CIDI Rule"). Under the CIDI Rule, depository institutions insured by the FDIC ("IDIs") with $50 billion or more in total consolidated assets are required to periodically submit Resolution Plans that will enable the FDIC as receiver to resolve the bank in the event of its insolvency under the Federal Deposit Insurance Act (the "FDI Act") in a manner that ensures that depositors receive access to their insured deposits in a timely manner, maximizes the net present value return from the sale or disposition of its assets, and minimizes the amount of any loss realized by the creditors in the resolution. Resolution Plans under the CIDI Rule require a more detailed discussion of the strategy for resolving the bank under the FDI Act while the Living Will of a banking organization covers the rapid and orderly resolution of the parent company and nonbank entities within the banking organization under the U.S. Bankruptcy Code.

- *The Volcker Rule.* The Volcker Rule generally prohibits banks and their affiliates from engaging in proprietary trading and investing in and sponsoring hedge funds and private equity funds, subject to certain exemptions. The Volcker Rule continues to apply to BancShares, FCB, and their subsidiaries and affiliates that fit the definition of a "banking entity" under the implementing regulations. In connection with the SVBB Acquisition, BancShares acquired interests in a portfolio of private funds, which are held and managed in accordance with the Volcker Rule. BancShares has implemented a Volcker compliance program that is appropriate for its size and activities.

- *Ability-to-Repay and Qualified Mortgage Rule.* Creditors are required to comply with mortgage reform provisions prohibiting the origination of any residential mortgages that do not meet rigorous Qualified Mortgage ("QM") standards or Ability-to-Repay ("ATR") standards. All mortgage loans originated by FCB meet ATR standards and a substantial majority also meet QM standards.

- *Long-Term Debt Requirements.* On August 29, 2023, the federal banking agencies proposed a rule that would require banking organizations with $100 billion or more in total consolidated assets to (1) issue and maintain outstanding a minimum amount of long-term debt that would be available to absorb losses in the event of failure, (2) establish "clean holding company" requirements for these holding companies (e.g., prohibition on engaging in certain activities at the holding company that could complicate its resolution), (3) apply a stringent capital treatment to large U.S. banking organizations' holdings of long-term debt issued by other large banking organizations, and (4) make certain technical amendments to the FRB's rules related to total loss-absorbing capacity requirements for U.S. global systemically important banking organizations and intermediate holding companies of foreign banking organizations. Proposed long-term debt requirements would apply at the holding company and bank level for banks with $100 billion or more in consolidated assets. Covered holding companies and their subsidiary banks would be required to maintain a minimum amount of eligible long-term debt equal to the greater of 6 percent of risk weighted assets, 3.5 percent of average total consolidated assets, and for banks subject to the supplementary leverage ratio, 2.5 percent of total leverage exposure under the supplementary leverage ratio. Covered institutions would have to comply with the new requirements through a phased-in approach over a three-year period, during which they would need to meet 25% of their long-term requirements by one year after effectiveness of the rule, 50% after two years, and 100% after three years. The proposal would require that debt instruments issued to satisfy the minimum long-term debt requirement meet certain criteria to ensure that the debt instruments can readily absorb losses in resolution, and the proposal would apply a stringent capital treatment to large banking organizations' holdings of eligible long-term debt issued by other large banking organizations to discourage cross-holdings of long-term debt by other banking organizations. The proposal would allow banking organizations to receive credit for existing outstanding long-term debt that meets certain criteria. The comment period ended on November 30, 2023. We are in the process of evaluating proposal and assessing its potential impact, but we expect we will need to raise additional long-term debt to satisfy these requirements.

- *Updated Requirements for Brokered Deposits and Deposit Brokers; Limited Exception for Reciprocal Deposits.* Section 29 of the FDI Act and the FDIC's implementing regulations limit the ability of an IDI to accept brokered deposits unless the institution is well capitalized, or the IDI is adequately capitalized and obtains a waiver from the FDIC. IDIs that are less than well capitalized are not able to accept brokered deposits, and are subject to restrictions on the interest rates paid on deposits. IDIs that are well capitalized or adequately capitalized and meet certain other criteria are able to exempt from treatment as "brokered" deposits up to $5 billion or 20 percent of the institution's total liabilities in reciprocal deposits (defined generally as deposits received by a depository institution through a deposit placement network with the same maturity and in the same aggregate amount as deposits placed by the depository institution in other network institutions). In addition, the FDIC amended its regulations governing "brokered deposits" to clarify and modernize this regulatory framework.

First Citizens BancShares, Inc.

General. As a BHC registered under the Bank Holding Company Act of 1956, as amended (the "BHCA"), the Parent Company is subject to supervision, regulation and examination by the Federal Reserve. The Parent Company is also a financial holding company ("FHC"). An FHC may engage in or acquire and retain the shares of a company engaged in activities that are "financial in nature" or complementary to a financial activity that does not pose a substantial risk to the safety or soundness of depository institutions or the financial system generally as long as the FHC continues to meet the eligible requirements for FHC status, including that the FHC and its subsidiary IDIs each remain "well capitalized" and "well-managed." Activities that are "financial in nature" include securities underwriting, dealing and market making, advising mutual funds and investment companies, insurance underwriting and agency, merchant banking, and any other activities determined by the Federal Reserve in consultation with the Secretary of the Treasury to be "financial in nature," or "complementary" or "incidental" to such financial activity. The Parent Company is also registered under the bank holding company laws of North Carolina and is subject to supervision, regulation and examination by the NCCOB.

Enhanced Prudential Standards and Enhanced Supervision. A BHC with total consolidated assets of $250 billion or more is subject to enhanced prudential standards under the Dodd-Frank Act, as amended by Economic Growth Act, with the requirements tailored based on risk-based factors identified by the federal banking agencies. Consistent with the authority of the FRB under the Dodd-Frank Act, a BHC with $100 billion or more in assets, but less than $250 billion in assets is subject to certain enhanced prudential standards as implemented by the Tailoring Rules. Under the Tailoring Rules, banking organizations are grouped into four categories, based on asset size, off-balance sheet exposure, nonbank assets, weighted short-term wholesale funding, and cross-jurisdictional activities. Category I banking organizations (i.e., U.S. Globally Systemically Important Banks) are subject to the most stringent enhanced prudential requirements, and Category IV banking organizations (i.e., between $100 billion and $250 billion in total consolidated assets, and less than $75 billion in nonbank assets, off-balance sheet exposure, cross-jurisdictional activities, and weighted short-term wholesale funding) are subject to the least stringent requirements.

Based on our asset size, we are required to comply with certain enhanced prudential standards applicable to Category IV banking organizations, subject to the applicable transition periods. BancShares has developed and is implementing policies, programs, and systems designed to meet the enhanced prudential standards applicable to the organization, including annual capital plan submissions and biennial supervisory stress testing by the Federal Reserve under CCAR, enhanced enterprise-wide risk management requirements, and enhanced liquidity management requirements, including liquidity stress tests and liquidity buffer requirements. In the event BancShares' assets grow to meet or exceed the thresholds for the applicability of certain enhanced prudential standards, even as a Category IV banking organization, BancShares will be subject to such enhanced prudential standards on a tailored basis. For example, if BancShares has $50 billion or more in weighted short-term wholesale funding, under the FRB's regulations, it will be subject to the modified Liquidity Coverage Ratio ("LCR") and Net Stable Funding Ratio ("NSFR") requirements. In the event BancShares becomes a Category III banking organization, which would occur when BancShares exceeds $250 million in total consolidated assets or has $100 billion in total assets, and $75 billion or more in nonbank assets, off-balance sheet exposure, or weighted short-term wholesale funding, BancShares will be subject to full or reduced LCR and NSFR requirements, annual company-run capital stress testing, resolution planning requirements, annual supervisory capital stress testing under CCAR, additional risk-based capital requirements (countercyclical capital buffer once active), the supplementary leverage ratio, and additional liquidity reporting requirements. Additionally, the federal banking agencies have proposed new regulations and guidance that would impose heightened requirements on banking organizations with at least $100 billion in total consolidated assets, including those related to long-term debt requirements, bank resolution planning (CIDI Rule), climate-related financial risk management, and enhanced capital and liquidity requirements (Basel III endgame). BancShares is evaluating the potential impact of such regulations and guidance on the organization, but it is expected that the additional requirements will increase its regulatory-related compliance costs.

Permitted Activities. A BHC is limited to managing or controlling banks, furnishing services to or performing services for its subsidiaries, and engaging in other activities the Federal Reserve determines by regulation or order to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In addition, BHCs that qualify and elect to be FHCs and continue to meet the requirements as an FHC as discussed in the *Status Requirements* section below, may engage in any activity, or acquire and retain the shares of a company engaged in any activity, that is either (i) financial in nature or incidental to such financial activity (as determined by the Federal Reserve in consultation with the Secretary of the Treasury) or (ii) complementary to such financial activity and does not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally (as solely determined by the Federal Reserve).

Acquisitions. The Parent Company is subject to various laws that may require regulatory approval for acquisitions. For example, under the BHCA, a BHC must obtain approval from the Federal Reserve prior to directly or indirectly acquiring ownership or control of 5% of the voting shares or substantially all of the assets of another BHC or bank or prior to merging or consolidating with another BHC. The BHCA and other federal laws enumerate the factors the Federal Reserve must consider when reviewing the merger of BHCs, the acquisition of banks, or the acquisition of voting securities of a bank or BHC. These factors include the competitive effects of the proposal in the relevant geographic markets; the financial and managerial resources and future prospects of the companies and banks involved in the transaction; the effect of the transaction on the financial stability of the United States; the organizations' compliance with anti-money laundering ("AML") laws and regulations; the convenience and needs of the communities to be served; and the records of performance under the CRA of the IDIs involved in the transaction.

In July 2021, President Biden issued an Executive Order on Promoting Competition in the American Economy that encouraged the federal banking agencies to review the current framework for merger oversight practices under the BHCA and the Bank Merger Act (the "BMA"). On March 25, 2022, the FDIC issued a request for information on the effectiveness of the existing framework for evaluating bank mergers and acquisitions under the FDI Act with particular focus on the increase in asset concentration among banking organizations with more than $100 billion in total assets. The Federal Reserve, FDIC, and OCC are currently working with the United States Department of Justice ("DOJ") in developing updated guidelines for review of bank mergers and acquisitions. On December 18, 2023, the Federal Trade Commission and DOJ jointly issued the 2023 Merger Guidelines for the review of mergers and acquisitions under the federal antitrust laws. The 2023 Merger Guidelines represent a significant revision of the regulatory framework for merger enforcement and are designed to address business markets and practices in the modern economy, while also strengthening the agencies' oversight of mergers that may violate the federal antitrust laws. The 2023 Merger Guidelines do not apply to transactions subject to review under the the BMA. The DOJ's 1995 Bank Merger Guidelines continue as the framework for competitive analysis of bank mergers pending release and adoption of new bank merger guidelines.

On January 29, 2024, the OCC announced a proposed rule to eliminate expedited processing and use of streamlined application forms with respect to transactions subject to its review and approval under the BMA. Additionally, the proposed rule would codify an agency policy statement outlining general principles to be followed by the OCC staff when reviewing applications under the BMA. Such principles would, among other things, establish indicators of proposed transactions that generally are consistent with regulatory approval, as well as those that raise supervisory or regulatory concerns and therefore would require applicants to address or remediate specific areas of concern in order to secure regulatory approval. The OCC's proposal suggests that generally there will be additional scrutiny of transactions under the BMA by the agency. The Federal Reserve and FDIC have not proposed a similar rulemaking, but the agencies may be impacted or influenced by the actions of the OCC. The OCC's proposed rule is subject to a public comment period and the timing and prospects for the adoption by the OCC of a final rule are uncertain at this time.

Risk Management. Banking organizations with $50 billion or more in total assets are subject to prescribed standards for the implementation of risk governance frameworks addressing credit risk, interest rate risk, liquidity risk, price risk, operational risk, compliance risk, strategic risk, and reputation risks. On October 11, 2023, the FDIC issued a proposed rule and guidelines that would require all FDIC-supervised IDIs with total assets of $10 billion or more to adopt heightened corporate governance and risk management standards pursuant to which covered institutions would be required to develop and implement a comprehensive and independent risk management function and effective programs for internal controls, risk management, and audits. As a Category IV banking organization, BancShares is required to maintain an enterprise-wide risk management system, governance program, and compliance system commensurate with its size, risks, activities, and complexity. As noted above, BancShares completed the SVBB Acquisition in 2023. BancShares is enhancing its risk management and compliance program post-SVBB Acquisition.

The federal banking agencies have in recent years increased their focus on banks' third-party risk management controls and practices. On June 6, 2023, the federal banking agencies adopted interagency guidance on risk management of third-party relationships. The guidance applies broadly to any business agreement between a banking organization and another entity, by contract or otherwise (including affiliated entities), and it requires banking organizations to analyze the risks associated with each third-party relationship and establish effective governance and risk management processes for all stages of a third-party relationship, including planning, due diligence and third-party selection, contract negotiation, ongoing monitoring, and termination.

Status Requirements. To maintain FHC status, a FHC and all of its depository institution subsidiaries must be well capitalized and well-managed. A depository institution subsidiary is considered to be well capitalized if it satisfies the requirements for this status under applicable Federal Reserve capital requirements. A depository institution subsidiary is considered well managed if it received a composite rating and management rating of at least "satisfactory" in its most recent examination. Based on our asset size, we are among the group of banking organizations evaluated under the rating system for large financial institutions ("LFI"). Under the LFI rating system, the FRB assigns ratings based on three supervisory components: (i) capital planning and positions, (ii) liquidity risk management and positions, and (iii) governance and controls. The LFI rating system has a four-category, non-numeric rating scale with no single composite rating or scoring. The four rating categories are "Broadly Meets Expectations," "Conditionally Meets Expectations," "Deficient-1" and "Deficient-2." A banking organization must receive at least "Conditionally Meets Expectations" for each of the component ratings to be considered "well managed." If a FHC ceases to meet these capital and management requirements, the Federal Reserve may impose limitations or conditions on the conduct of its activities.

Capital Requirements. The Federal Reserve imposes certain capital requirements on BHCs under the BHCA, including a minimum leverage ratio and minimum ratios of "qualifying" capital to risk-weighted assets. The metrics utilized to measure regulatory capital include the total, Tier 1, and common equity Tier 1 risk-based capital ratios (collectively, the "Risk-Based Capital Ratios") and the Tier 1 leverage ratio (collectively, with the Risk-Based Capital Ratios, the "Regulatory Capital Ratios"). The capital conservation buffer associated with Basel III is designed to absorb losses during periods of economic stress. Additionally, federal banking agencies have developed prompt corrective action ("PCA") well capitalized thresholds for Regulatory Capital Ratios. The following table includes the Basel III requirements and PCA well capitalized thresholds for the Regulatory Capital Ratios. The capital requirements for large banks are further tailored as part of the Federal Reserve's stress testing under its CCAR process. Through the CCAR process, the Federal Reserve calculates a stress capital buffer ("SCB") for each large banking organization. The SCB reflects losses under the severely adverse scenario of the CCAR supervisory stress tests. The Federal Reserve calculates a SCB as the greater of (i) the difference between the firm's starting and minimum projected common equity Tier 1 risk-based capital ratio under the severely adverse scenario in the supervisory stress test, plus the sum of dollar amount of the firm's planned common stock dividends for each of the fourth through seventh quarters of the planning horizon as a percentage of risk-weighted assets, or (ii) 2.5 percent. The SCB calculated by the Federal Reserve replaces the static 2.5 percent capital conservation buffer required under Basel III.

	Basel III Minimums	Basel III Conservation Buffers	Basel III Requirements	PCA Well Capitalized Thresholds
Regulatory Capital Ratios				
Total risk-based capital	8.00 %	2.50 %	10.50 %	10.00 %
Tier 1 risk-based capital	6.00	2.50	8.50	8.00
Common equity Tier 1	4.50	2.50	7.00	6.50
Tier 1 leverage	4.00	—	4.00	5.00

Failure to meet regulatory capital requirements may result in certain actions by federal banking agencies that could have a direct material effect on the consolidated financial statements of BancShares and constraints on capital distributions and discretionary executive compensation. As of December 31, 2023, the Regulatory Capital Ratios of BancShares exceeded the applicable Basel III requirements and the well capitalized thresholds as further addressed under "Stockholders' Equity and Capital Adequacy" in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

BancShares will participate in the Federal Reserve's CCAR process in the first instance in 2024. During the CCAR process, the Federal Reserve will set BancShares' SCB requirement, which will replace the capital conservation buffer requirement for the organization.

As noted above, the federal banking agencies issued a proposal to adopt the Basel III endgame standards, which would make several changes to the capital and liquidity rules applicable to BancShares and other banking organizations with $100 billion or more in total consolidated assets. Among the proposed changes, the federal banking agencies would eliminate the AOCI opt-out that is currently available for Category IV banking organizations, like BancShares, which allows for such eligible banking organizations to not recognize unrealized gains and losses in their available-for-sale securities portfolio. BancShares is currently evaluating the potential impact of the Basel III endgame proposal on the organization.

Source of Strength. Under the Dodd-Frank Act, BHCs are required to act as a source of financial and managerial strength to their subsidiary banks. Under this requirement, the Parent Company is expected to commit resources to support FCB, including times when the Parent Company may not be in a financial position to provide such resources. Any capital loans made by a BHC to any of its subsidiary banks are subordinate in right of payment to depositors and to certain other indebtedness of such subsidiary banks. In the event of a BHC's bankruptcy, any commitment by the BHC to a federal banking agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to priority of payment.

Safety and Soundness. The federal banking agencies have adopted guidelines prescribing safety and soundness standards. These guidelines establish general standards relating to internal controls and information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth and compensation, fees and benefits. In general, the guidelines require, among other things, appropriate systems and practices to identify and manage the risk and exposures specified in the guidelines. There are a number of obligations and restrictions imposed on BHCs and their subsidiary banks by law and regulatory policy that are designed to minimize potential loss to the depositors of such depository institutions and to the FDIC insurance fund in the event of a depository institution default. As noted above, BancShares is a Category IV banking organization and is subject to enhanced prudential standards and enhanced supervision under the Tailoring Rules subject to the applicable transition periods.

Limits on Dividends and Other Payments. The Parent Company is a legal entity, separate and distinct from its subsidiaries. Revenues of the Parent Company primarily result from dividends received from FCB. There are various legal limitations applicable to the payment of dividends by FCB to the Parent Company and capital distributions by the Parent Company. Capital distributions by FCB or the Parent Company may be suspended or limited by bank regulatory agencies for various reasons, including requirements to maintain capital above regulatory guidelines. Bank regulatory agencies have the authority to prohibit FCB or the Parent Company from engaging in an unsafe or unsound practice in conducting their business. Capital distributions, depending on the financial condition of FCB or the Parent Company, could be deemed to constitute such an unsafe or unsound practice. BancShares is required to submit a capital plan annually to the Federal Reserve in accordance with the applicable transition provisions, and the annual capital plan includes planned capital distributions over a specified forecasting horizon. BancShares is subject to biennial supervisory capital stress testing under the Federal Reserve's CCAR process and the Federal Reserve's SCB requirement. BancShares will participate in the Federal Reserve's 2024 CCAR process, and through that process BancShares will receive its individual SCB. BancShares' supervisory stress testing results under CCAR could impact the ability of the Parent Company to declare dividends or make other capital distributions, including common share repurchases.

Additionally, under the FDI Act, IDIs, such as FCB, are prohibited from making capital distributions, including the payment of dividends, if, after making such distributions, the institution would become "undercapitalized" as such term is used in the statute. Furthermore, under Basel III capital guidelines, banking institutions with a Regulatory Capital Ratio above the Basel III minimum but below the Basel III requirement will face constraints on dividends, equity repurchases and compensation based on the amount of the shortfall. Based on FCB's current financial condition, the Parent Company currently does not expect these provisions to have any material impact on its ability to receive dividends from FCB. The Parent Company's non-bank subsidiaries pay dividends to the Parent Company periodically without impact from these provisions.

Crypto-Asset Related Activities. In 2022, the FRB released supervisory guidance encouraging all banking organizations supervised by the agency to notify its lead supervisory point of contact at the Federal Reserve prior to engaging in any crypto-asset related activity and the FDIC issued a financial institution letter requiring its supervised institutions to provide notice and obtain supervisory feedback prior to engaging in any crypto-related activities. Prior to engaging in any such activities, the banking organization is expected to ensure that the activities are legally permissible under relevant state and federal laws, and ensure that the banking organization has adequate systems, risk management, and controls to ensure that the activities are conducted in a safe and sound manner consistent with applicable laws, including consumer protection laws. On February 23, 2023, the federal banking agencies issued an interagency statement addressing liquidity risks related to crypto-asset market vulnerabilities and the need for banking organizations to establish and maintain effective risk management and controls related to any crypto-asset activities. On August 8, 2023, the FRB announced the establishment of a Novel Activities Supervision Program which will enhance the agency's supervision processes in respect of crypto-related activities, use of distributed ledger technologies, and other novel technologies by its supervised banking organizations. BancShares does not engage in any crypto-related activities.

Subsidiary Bank - FCB
General. FCB is a state-chartered bank, subject to supervision and examination by, and the regulations and reporting requirements of, the FDIC and the NCCOB. Deposit obligations are insured by the FDIC to the maximum legal limits. Based on asset size, FCB is subject to certain additional requirements under the FDIC's regulations. FCB is also subject to enforcement, supervisory and examination authorities of the CFPB.

FDIC Deposit Insurance Assessment Rates. FCB is required to pay the FDIC premiums for deposit insurance. On October 18, 2022, the FDIC adopted a final rule to increase initial base deposit insurance assessment rate schedules uniformly by 2 basis points ("bps"), beginning in the first quarterly assessment period of 2023. This price increase has been instituted to account for extraordinary growth in insured deposits during the first and second quarters of 2020, which caused the Depositors Insurance Fund ("DIF") reserve ratio to decline below the statutory minimum of 1.35%. The increased assessment rate schedules will remain in effect until the reserve ratio meets or exceeds 2 percent, absent further action by the FDIC. On November 16, 2023, the FDIC adopted a final rule to implement a special assessment to recover the loss to the DIF associated with the bank failures in spring of 2023. Under the final rule, the assessment base for an IDI will be equal to the institution's estimated uninsured deposits as of December 31, 2022, adjusted to exclude the first $5 billion in estimated uninsured deposits. The FDIC will collect the special assessment at an annual rate of 13.4 bps beginning with the first quarterly assessment period of 2024, and the agency will continue to collect special assessments for an anticipated total of eight quarterly assessment periods. The special assessment for FCB totaled $64 million at December 31, 2023.

Capital Requirements. The Basel III and PCA well capitalized thresholds for the Regulatory Capital Ratios are described above in the Parent Company "Capital Requirements" discussion. Failure to meet regulatory capital requirements may result in certain actions by federal banking agencies that could have a direct material effect on the consolidated financial statements of FCB. As of December 31, 2023, the Regulatory Capital Ratios of FCB exceeded the applicable Basel III requirements and the well capitalized thresholds as further addressed under "Stockholders' Equity and Capital Adequacy" in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Covered Insured Depository Institution Contingency Planning Requirements. Under the FDIC's CIDI Rule, an IDI with $50 billion or more in total assets is required to submit periodically to the FDIC a contingency Resolution Plan for the resolution of the institution in the event of its failure. The FDIC requires the Resolution Plan to ensure that the FDIC, as receiver, would be able to resolve the institution pursuant to the receivership provisions of the FDI Act. The FDIC has stated that it will provide covered IDIs with 12 months advance notice prior to the submission deadline of its Resolution Plan. On August 29, 2023, the FDIC proposed a rule to amend the CIDI Rule to enhance its resolution plan requirements for covered IDIs with $100 billion in total consolidated assets and require limited informational filings for IDIs with $50 billion or more, but less than $100 billion, in total consolidated assets. Under the proposal, the CIDI Rule would be amended to (1) adjust required content, including with respect to resolution strategy, and codify certain aspects of previously-issued guidance and feedback, (2) establish a clear, two-prong standard for the assessments of resolution plans, (3) adjust the frequency of submissions to a two-year cycle which will include engagement and capabilities testing, and (4) require an "interim supplement" submission for certain key content elements to be provided by all covered IDIs in the year between submissions to ensure that information is updated appropriately. The comment period closed on November 30, 2023. We are in the process of evaluating the proposal and assessing its potential impact.

In 2023, FCB submitted a limited scope Resolution Plan under the CIDI Rule and guidance from the FDIC, prior to which it was not required to do so.

Transactions with Affiliates and Insiders. Pursuant to Sections 23A and 23B of the Federal Reserve Act, Regulation W and Regulation O, the authority of FCB to engage in transactions with related parties or "affiliates" or to make loans to insiders is limited. Loan transactions with an affiliate generally must be collateralized and certain transactions between FCB and its affiliates, including the sale of assets, the payment of money or the provision of services, must be on terms and conditions that are substantially the same, or at least as favorable to FCB, as those prevailing for comparable nonaffiliated transactions. In addition, FCB generally may not purchase securities issued or underwritten by affiliates.

FCB receives management fees from its subsidiaries and the Parent Company for expenses incurred for performing various functions on their behalf. These fees are charged to each company based upon the estimated cost for usage of services by that company. The fees are eliminated from the consolidated financial statements.

Community Reinvestment Act. FCB is subject to the requirements of the CRA. The CRA imposes on financial institutions an affirmative and ongoing obligation to meet the credit needs of the local communities, including low- and moderate-income ("LMI") neighborhoods. If FCB receives a rating from the Federal Reserve of less than "satisfactory" under the CRA, restrictions would be imposed on our operating activities. In addition, in order for a FHC, like the Parent Company, to commence any new activity permitted by the BHCA or to acquire any company engaged in any new activity permitted by the BHCA, each IDI subsidiary of the FHC must have received a rating of at least "satisfactory" in its most recent examination under the CRA. FCB currently has a "satisfactory" CRA rating.

On October 24, 2023, the federal banking agencies adopted an interagency final rule to strengthen and modernize the existing CRA regulations. Under the final rule, the federal banking agencies will evaluate a bank's CRA performance based upon the varied activities that it conducts and the communities in which it operates. CRA evaluations and data collection requirements will be tailored based on bank size and type. FCB is considered a large bank with assets of greater than $10 billion under the final rule, and therefore will be evaluated under new lending, retail services and products, community development financing, and community development services tests. The final rule includes CRA assessment areas associated with mobile and online banking, and new metrics and benchmarks to assess retail lending performance. In addition, the final rule emphasizes smaller loans and investments that can have a high impact and be more responsive to the needs of LMI communities. The final rule will take effect on April 1, 2024; however, compliance with the majority of the final rule's provisions will not be required until January 1, 2026, and the data reporting requirements of the final rule will not take effect until January 1, 2027.

As part of the CIT Merger, BancShares implemented a community benefit plan for the combined bank. The community benefit plan was developed in collaboration with representatives of national, state, and local community reinvestment organizations. Under the community benefit plan, FCB committed to invest $16 billion over a five-year period beginning in 2021 in the communities served by FCB, including $3.2 billion in home purchase, home improvement and mortgage refinance loans focused on LMI and minority borrowers in majority-minority geographies, $5.9 billion in small business lending, and $6.9 billion in community development lending and investments. The plan also provides for $50 million in CRA grants.

In addition, FCB worked with national, statewide, and local community reinvestment organizations to establish an addendum to the bank's existing commitment in connection with the SVBB Acquisition. On November 14, 2023, FCB announced an expanded commitment to communities in Northern California and Eastern Massachusetts. The addendum recognizes legacy Silicon Valley Bank relationships but establishes a new $6.5 billion community benefit target with the following components: $2.25 billion in small business lending, $3.6 billion in CRA development lending and investing, and $650 million in residential mortgages to LMI borrowers and in selected LMI census tracts. Additionally, FCB is committing to $35 million in CRA grants, with $10 million of that sum dedicated to an affordable home mortgage subsidy program.

Anti-Money Laundering and the United States Department of the Treasury's Office of Foreign Asset Control ("OFAC") Regulation. Governmental policy in recent years has been aimed at combating money laundering and terrorist financing. The Bank Secrecy Act of 1970 ("BSA") and subsequent laws and regulations require financial institutions to take steps to prevent the use of their systems to facilitate the flow of illegal or illicit money or terrorist funds and to report certain activity to the government. The USA PATRIOT Act of 2001 (the "Patriot Act") and subsequent rules imposed additional compliance and due diligence obligations, including standards for verifying customer identification at account opening and maintaining expanded records, as well as beneficial ownership requirements.

An institution subject to the BSA, such as FCB (and FC International, as described below), in addition to maintaining a written BSA/AML compliance program, must also provide AML training to employees, designate an AML compliance officer and annually audit the AML program to assess its effectiveness. The United States has imposed economic sanctions on transactions with certain designated foreign countries, nationals and others. Failure of a financial institution to maintain and implement adequate BSA, AML and OFAC programs, or to comply with all the relevant laws and regulations, could have serious legal and reputational consequences, including material fines and sanctions. FCB has implemented a program designed to facilitate compliance with the full extent of the applicable BSA and OFAC related laws, regulations and related sanctions.

On January 1, 2021, Congress passed the National Defense Authorization Act, which enacted the most significant overhaul of the BSA and related AML laws since the Patriot Act. Notable amendments include (1) significant changes to the collection of beneficial ownership information and the establishment of a beneficial ownership registry, which requires certain entities to report beneficial ownership information to the United States Financial Crimes Enforcement Network ("FinCEN") (which will be maintained by FinCEN and made available upon request to financial institutions); (2) enhanced whistleblower provisions, which provide that one or more whistleblowers who voluntarily provide original information leading to the successful enforcement of violations of the AML laws in any judicial or administrative action brought by the Secretary of the Treasury or the United States Attorney General resulting in monetary sanctions exceeding $1 million will receive not more than 30% of the monetary sanctions collected and will receive increased protections; (3) increased penalties for violations of the BSA; (4) improvements to existing information sharing provisions that permit financial institutions to share information relating to Suspicious Activity Reports with foreign branches, subsidiaries, and affiliates (except those located in China, Russia, or certain other jurisdictions) for the purpose of combating illicit finance risks; and (5) expanded duties and powers of FinCEN. Many of the amendments require the United States Department of the Treasury ("Treasury Department") and FinCEN to promulgate rules. On September 29, 2022, FinCEN issued final regulations implementing the amendments with respect to beneficial ownership and these rules went into effect on January 1, 2024.

Consumer Laws and Regulations. FCB is also subject to certain laws and regulations designed to protect consumers in transactions with banks. These laws include the Truth in Lending Act ("TILA"), the Truth in Savings Act, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, the Equal Credit Opportunity Act, Real Estate Settlement Procedures Act, Home Mortgage Disclosure Act, the Fair Credit Reporting Act, the Fair Debt Collection Practices Act, the Fair Housing Act and the Servicemembers Civil Relief Act. The laws and related regulations mandate certain disclosures and regulate the manner in which financial institutions transact business with certain customers.

To promote fairness and transparency for mortgages, credit cards, and other consumer financial products and services, the CFPB is responsible for interpreting and enforcing federal consumer financial laws that, among other things, govern the provision of deposit accounts along with mortgage origination and servicing. Some federal consumer financial laws enforced by the CFPB include the Equal Credit Opportunity Act, TILA, the Truth in Savings Act, the Home Mortgage Disclosure Act, the Real Estate Settlement Procedures Act, the Fair Debt Collection Practices Act, and the Fair Credit Reporting Act. The CFPB is also authorized to prevent any institution under its authority from engaging in an unfair, deceptive, or abusive act or practice in connection with consumer financial products and services.

Under TILA, as implemented by Regulation Z, mortgage lenders are required to make a reasonable and good faith determination based on verified and documented information that a consumer applying for a mortgage loan has a reasonable ability to repay the loan according to its terms. Mortgage lenders are required to determine consumers' ability to repay in one of two ways. The first alternative requires the mortgage lender to consider eight enumerated underwriting factors when making the credit decision. Alternatively, the mortgage lender can originate QMs, which are entitled to a presumption that the creditor making the loan satisfied the ATR requirements. In general, a QM is a mortgage loan without negative amortization, interest-only payments, balloon payments, or terms exceeding 30 years. In addition, to be a QM the points and fees paid by a consumer cannot exceed 3% of the total loan amount.

Additionally, the CFPB has the authority to take supervisory and enforcement action against banks and other financial services companies under the agency's jurisdiction that fail to comply with federal consumer financial laws. As an IDI with total assets of more than $10 billion, FCB is subject to the CFPB's supervisory and enforcement authorities. In recent years, the CFPB has significantly increased its enforcement staff and been active in bringing enforcement actions against banks and other financial institutions to enforce consumer financial laws. The CFPB has launched an initiative aimed at eliminating or restricting a number of fees assessed by financial institutions, including overdraft and non-sufficient funds ("NSF") fees as well as other transaction- and account management-related fees deemed by the CFPB to be "junk fees." In January 2024, the CFPB proposed two rules addressing financial institutions' consumer overdraft and NSF fee practices. The first proposed rule would narrow an existing exemption from the TILA and its implementing Regulation Z for the extension of overdraft credit, thereby subjecting overdraft credit to disclosure and other regulatory compliance obligations under those authorities. The second proposed rule would prohibit the imposition of NSF fees on transactions that are declined instantaneously or near-instantaneously. Further, in 2023, the CFPB brought enforcement actions against a number of financial institutions for overdraft practices that the CFPB alleged to be unlawful and ordered each of these institutions to pay a substantial civil money penalty in addition to customer restitution. The CFPB found that these institutions engaged in unlawful overdraft practices by, among other things, systematically and repeatedly charging fees to customers with insufficient funds in their accounts, imposing overdraft fees without adequate disclosures, charging overdraft fees without proper consent, and misleading customers about the terms and costs of overdraft coverage.

The Dodd-Frank Act also permits states to adopt stricter consumer protection laws and in certain circumstances allows state attorneys general to enforce compliance with both state and federal laws and regulations. The FDIC has backup enforcement authority over a depository institution holding company, such as the Parent Company, if the conduct or threatened conduct of such holding company poses a risk to the DIF, although such authority may not be used if the holding company is generally in sound condition and does not pose a foreseeable and material risk to the DIF.

Other Regulations applicable to the Parent Company and FCB
Privacy, Data Protection, and Cybersecurity. As a large financial institution, we are subject to a number of federal, state, local and foreign laws and regulations relating to consumer privacy and data protection. These laws govern the collection, sharing, use, disclosure and protection of personal information, the intent of which is to increase transparency related to how personal information is processed, choices individuals have to control how their information is used and to protect the privacy of such information. Under privacy protection provisions of the Gramm-Leach-Bliley Act of 1999 and its implementing regulations and guidance, we are limited in our ability to disclose certain non-public information about consumers to nonaffiliated third parties. Financial institutions, such as us, are required by statute and regulation to notify consumers of their privacy policies and practices and, in some circumstances, allow consumers to prevent disclosure of certain personal information to a nonaffiliated third-party. In addition, such financial institutions must appropriately safeguard their customers' nonpublic, personal information and, in some instances, notify regulators and/or customers in the event of a data breach under applicable laws.

The changing privacy laws in the United States create new individual privacy rights and impose increased obligations on companies handling personal information, including the California Consumer Privacy Act of 2018 (the "CCPA"), which applies to for-profit businesses that conduct business in California and meet certain revenue or data collection thresholds. The California Privacy Rights Act ("CPRA"), which became effective on January 1, 2023 and becomes enforceable on March 29, 2024, amended the scope and several of the substantive requirements of the CCPA, as well as created an administrative and enforcement division, specific to CCPA compliance.

In New York, the cybersecurity regulation (the "NY Cybersecurity Regulation") adopted by the New York Department of Financial Services ("NYDFS") in 2017, and subsequently amended through November 1, 2023, requires financial services institutions regulated by NYDFS, including BancShares or certain subsidiaries, to, among other things, implement certain cybersecurity controls and make reports to NYDFS upon the occurrence of certain cybersecurity events. The majority of the latest amended provisions of the NY Cybersecurity Regulation will take effect on April 29, 2024.

In April 2022, the federal banking agencies, including the FDIC, issued a rule mandating cybersecurity notification requirements for banking organizations and their service providers. Specifically, the rule requires banking organizations to notify their primary federal regulator as soon as possible and no later than 36 hours after the discovery of a "computer-security incident" that rises to the level of a "notification incident", as those terms are defined under the final rule. Banks' service providers are required under the rule to notify any affected bank to or on behalf of which the service provider provides services "as soon as possible" after determining that it has experienced an incident that materially disrupts or degrades, or is reasonably likely to materially disrupt or degrade, covered services provided to such bank for as much as four hours. Federal banking agencies have also adopted guidelines for establishing information security standards and cybersecurity programs for implementing safeguards under the supervision of the board of directors. These guidelines, along with related regulatory materials, increasingly focus on risk management and processes related to information technology and the use of third parties in the provision of financial services.

In July 2023, the SEC adopted new cybersecurity rules for public companies, like BancShares. Under these new rules, public companies must disclose a material cybersecurity incident within four days of management's determination that the incident is material. Companies also must include enhanced cybersecurity risk assessment and management, strategy and governance disclosures, including disclosures regarding management's role in overseeing the public company's cybersecurity risk management and compliance program, in their annual reports. See Item 1C. Cybersecurity for additional information.

In Europe and in the United Kingdom, both the EU General Data Protection Regulation and the UK General Data Protection Regulation impose extensive obligations on companies that process personal data of individuals in Europe, with the potential for significant fines for non-compliance (up to four percent of total annual worldwide revenue). Some of its requirements include prompt notice of data breaches, in certain circumstances, to affected individuals and supervisory authorities.

Congress, federal and state regulators, as well as regulators outside the United States, have implemented or are considering implementing data protection laws or regulations, which could create new individual privacy rights and impose increased obligations on companies handling personal information, impacting our data security- and privacy-related internal controls and risk profile.

On October 19, 2023, the CFPB announced a proposed rule to adopt a regulation regarding personal financial data rights that is designed to promote "open banking." If enacted as proposed, the regulation would require, among other things, that data providers, including any financial institution, make available to consumers and certain authorized third parties upon request certain covered transaction, account and payment information.

On October 30, 2023, the Biden Administration issued an Executive Order on the use of and risks associated with artificial intelligence ("AI") systems, requiring certain federal agencies, including the CFPB, to address potential discrimination in the housing and consumer financial markets relating to the use by financial institutions of AI technologies.

Climate-Related Regulation and Risk Management. In recent years the federal banking agencies have increased their focus on climate-related risks impacting the operations of banks, the communities they serve and the broader financial system. Accordingly, the agencies have begun to enhance their supervisory expectations regarding the climate risk management practices of larger banking organizations, such as BancShares, including by encouraging such banks to: (1) ensure that management of climate-related risk exposures has been incorporated into existing governance structures; (2) evaluate the potential impact of climate-related risks on the bank's financial condition, operations and business objectives as part of its strategic planning process; (3) account for the effects of climate change in stress testing scenarios and systemic risk assessments; (4) revise expectations for credit portfolio concentrations based on climate-related factors; (5) consider investments in climate-related initiatives and lending to communities disproportionately impacted by the effects of climate change; (6) evaluate the impact of climate change on the bank's borrowers and consider possible changes to underwriting criteria to account for climate-related risks to mortgaged properties; (7) incorporate climate-related financial risk into the bank's internal reporting, monitoring and escalation processes; and (8) prepare for the transition risks to the bank associated with the adjustment to a low-carbon economy and related changes in laws, regulations, governmental policies, technology, and consumer behavior and expectations.

In 2021, the OCC issued proposed principles for climate-related financial risk management for national banks with more than $100 billion in total assets. In 2022, the FDIC and FRB issued their own proposed principles for climate risk management by larger banking organizations. On October 24, 2023, the federal banking agencies jointly finalized principles for climate-related financial risk management for banking organizations with $100 billion or more in total consolidated assets. The principles are consistent with the risk management framework in the agencies' existing rules and regulations, with a focus on addressing physical and transition risks associated with climate change. The principles cover the following areas: strategic planning; governance; policies, procedures, and limits; data, risk measurement and reporting; risk management; and scenario analysis. Based on our asset size, BancShares is expected to implement the principles under the guidance. The guidance sets forth principles which the agencies expect will be incorporated into the risk-management programs of covered banking organizations, but not binding requirements. BancShares expects that its examiners will refer to the principles in the guidance as best practices for managing climate-related financial risks. In addition, states in which we conduct business have taken, or are considering taking, similar actions on climate-related financial risks.

Separate from the federal banking agencies, on March 21, 2022, the SEC issued a proposed climate disclosure rule, which if adopted, would require BancShares to disclose certain climate-related information such as governance of climate-related risks and relevant risk management processes that could affect it, a climate related financial statements matrix and more. Implementation of the proposed climate disclosure rule has been delayed by the SEC on multiple occasions, and the proposed rule has yet to be finalized. On December 6, 2023, the SEC noted in its regulatory agenda that the adoption of final climate disclosure rules has been moved to April 2024.

Compensation. Our compensation practices are subject to oversight by the Federal Reserve and, with respect to some of our subsidiaries, by other financial regulatory agencies. The federal banking regulators have issued joint guidance on executive compensation designed to ensure that the incentive compensation policies of banking organizations take into account risk factors and are consistent with the safety and soundness of the organization. The guidance also provides that supervisory findings with respect to incentive compensation will be incorporated into the organization's supervisory ratings, which can affect its ability to make acquisitions or other corporate decisions. The guidance further provides that the regulators may pursue enforcement actions against a banking organization if its incentive compensation and related risk management, control or governance processes pose a risk to the organization's safe and sound practices. Enforcement actions may be taken against a banking organization if its incentive compensation arrangements, or related risk-management control or governance processes, pose a risk to the organization's safety and soundness, and the organization is not taking prompt and effective measures to correct the deficiencies. In addition, the Dodd-Frank Act requires the federal banking agencies and the SEC to issue regulations requiring covered financial institutions to prohibit incentive compensation arrangements that encourage inappropriate risks by providing compensation that is excessive or that could lead to material financial loss to the institution.

In October 2022, the SEC adopted final rules implementing the incentive-based compensation recovery ("clawback") provisions mandated by Section 954 of the Dodd-Frank Act. The final rules directed U.S. stock exchanges to require listed companies to implement, disclose and enforce clawback policies to recover excess incentive-based compensation that current or former executive officers received based on financial reporting measures that are later restated. In June 2023, the SEC approved the proposed clawback listing standards of the Nasdaq Stock Market, LLC ("Nasdaq"), which now require Nasdaq-listed companies, including BancShares, to (i) adopt and implement a compliant clawback policy; (ii) file the clawback policy as an exhibit to their annual reports; and (iii) provide certain disclosures relating to any compensation recovery triggered by the clawback policy. Our clawback policy is filed herein as Exhibit 97.

Other Regulated Subsidiaries

As noted above, certain subsidiaries of the Parent Company and FCB are subject to regulation, supervision, and examination by the SEC, FINRA, state regulatory agencies, and other regulatory authorities as "regulated entities."

FCB's insurance activities are subject to licensing and regulation by state insurance regulatory agencies. The extent of such regulation varies, but most jurisdictions have laws and regulations governing the financial aspects and business conduct of insurers. State laws in the U.S. grant insurance regulatory authorities broad administrative powers with respect to, among other things: licensing companies and agents to transact business; establishing statutory capital and reserve requirements and the solvency standards that must be met and maintained; regulating certain premium rates; reviewing and approving policy forms; regulating unfair trade and claims practices, including through the imposition of restrictions on marketing and sales practices, distribution arrangements and payment of inducements; approving changes in control of insurance companies; restricting the payment of dividends and other transactions between affiliates; and regulating the types, amounts and valuation of investments. Our Vermont insurance captive subsidiary is required to file reports, generally including detailed annual financial statements, with the insurance regulatory authority, and its operations and accounts are subject to periodic examination by such authorities.

Specialty business operations, specifically the rail, maritime, and other equipment financing operations, are subject to various laws, rules, and regulations administered by authorities in jurisdictions where business is conducted. In the United States, equipment financing and leasing operations, including for railcars, ships, and other equipment, are subject to rules and regulations relating to safety, operations, maintenance, and mechanical standards promulgated by various federal and state agencies and industry organizations, including the United States Department of Transportation, the Federal Railroad Administration, the Association of American Railroads, the Maritime Administration, the United States Coast Guard, and the United States Environmental Protection Agency. In addition, state agencies regulate some aspects of rail and maritime operations with respect to health and safety matters.

In connection with the CIT Merger, FCB established as a wholly-owned subsidiary, FC International, Inc. ("FC International"), which is a corporation chartered by the Federal Reserve pursuant to Section 25A of the Federal Reserve Act ("Edge Act") and the Federal Reserve's Regulation K. Edge Act corporations are banking organizations that are authorized to engage in international banking and foreign financial transactions, and the U.S. activities of such corporations are generally limited to those that are incidental to their foreign operations. FCB established FC International for the purpose of holding the equity interests in the foreign nonbank subsidiaries ("foreign companies") that FCB acquired in the CIT Merger. Certain of the foreign companies have been, or are in the process of being, wound-down or dissolved. The active foreign companies acquired by FCB support the railcar leasing business acquired from CIT in Canada and Mexico. FC International is subject to supervision and regulation by the Federal Reserve, including examination, reporting, capital, and the BSA and AML requirements pursuant to the Edge Act and the Federal Reserve's Regulation K.

Available Information

We make available on our investor relations website (ir.firstcitizens.com/overview/default.aspx) BancShares' Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports, free of charge, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Interested parties may also directly access the SEC's website (www.sec.gov), which contains reports, proxy and information statements and other information electronically filed by BancShares. Except as specifically incorporated by reference into this Annual Report on Form 10-K, information on those websites is not part of this report.

Item 1A. Risk Factors

Risk Factor Summary

We are subject to a number of risks and uncertainties that could have a material impact on our business, financial condition and results of operations and cash flows. As a financial services organization, certain elements of risk are inherent in our transactions and operations and are present in the business decisions we make. We encounter risks as part of the normal course of our business, and our success is dependent on our ability to identify, understand and manage the risks presented by our business activities. We categorize risks into the following areas, and the principal risks and uncertainties that management believes make an investment in us speculative or risky are summarized within their respective areas:

- **Strategic Risks:** The risks to our earnings or capital arising from our business decisions or improper implementation of those decisions.
  - *We may be adversely affected by risks associated with completed, pending or any potential future acquisitions.*
  - *We encounter significant competition that may reduce our market share and profitability.*

- **Operational Risks:** The risks of loss resulting from inadequate or failed processes, staffing and systems or from external events.
  - *We face significant operational risks in our businesses and may fail to maintain appropriate operational infrastructure and oversight.*
  - *A cyberattack, information or security breach, or a technology outage of ours or of a third-party could adversely affect our ability to conduct our business, manage our exposure to risk, result in the disclosure or misuse of confidential customer or employee data or proprietary information, and increase our costs to maintain and update our operational and security systems and infrastructure. This could adversely impact our results of operations, liquidity and financial condition, as well as cause us legal or reputational harm.*

- **Credit Risks:** The risks that a borrower, obligor, or counterparty will fail to perform on an obligation or that our risk management processes will fail or be insufficient.
  - *If we fail to effectively manage credit risk, our business and financial condition will suffer.*
  - *Our allowance for credit losses may prove to be insufficient to absorb losses in our credit portfolios.*

- **Market Risks:** The risks to our financial condition resulting from adverse movements in domestic and international macroeconomic and political conditions, as well as economic output levels, interest and inflation rates, employment levels, prices of commodities, consumer confidence levels, and changes in consumer spending, international trade policy, and fiscal and monetary policy.
  - *Unfavorable economic or political conditions, as considered through a range of metrics, have and could continue to adversely affect our business.*
  - *Failure to effectively manage our interest rate risk could adversely affect us.*

- **Liquidity Risks:** The risks that we will be unable to meet our obligations as they come due because of an inability to (i) liquidate assets or obtain adequate funding, or (ii) unwind or offset specific exposures without significantly lowering market prices because of inadequate market depth or market disruptions, or that we will not meet the liquidity management requirements applicable to us as a Category IV banking organization, subject to the applicable transition periods.
  - *If our current level of balance sheet liquidity were to experience pressure, it could affect our ability to pay deposits and fund our operations.*
  - *We are subject to enhanced liquidity risk management requirements as a Category IV banking organization, subject to the applicable transition periods, including reporting, liquidity stress testing, and liquidity buffer, as well as resolution planning at the bank level, and failure to meet these requirements could result in regulatory and compliance risks, and possible restrictions on our activities.*

- **Capital Adequacy Risks:** The risks that our capital levels become inadequate to preserve our safety and soundness, support our ongoing business operations and strategies and provide us with support against unexpected or sudden changes in the business/economic environment, or that we will not meet the capital adequacy requirements applicable to us as a Category IV banking organization, subject to the applicable transition periods.
  - *Our ability to grow is contingent upon access to capital, which may not be readily available to us.*
  - *We and FCB are subject to capital adequacy and liquidity guidelines and, if we fail to meet these guidelines, our financial condition and ability to make capital distributions would be adversely affected.*

- **Compliance Risks:** The risks of loss or reputational harm to us resulting from regulatory sanctions, fines, penalties or losses due to our failure to comply with laws, rules, regulations or other supervisory requirements applicable to us.
  - *We operate in a highly regulated industry, and the laws and regulations that govern our operations, taxes, corporate governance, executive compensation and financial accounting and reporting, including changes in them or our failure to comply with them, may adversely affect us.*
  - *Information security and data privacy are areas of heightened legislative and regulatory focus.*

- **Asset Risks:** The risks that the value of our long-lived assets will be lower than expected, resulting in reduced income over the remaining life of the asset or a lower sale value.
  - *We may not be able to realize our entire investment in the equipment that we lease to our customers.*

- **Financial Reporting Risks:** The risks that our financial information is reported incorrectly or incompletely, including through the improper application of accounting standards or other errors or omissions.
  - *Accounting standards may change and increase our operating costs or otherwise adversely affect our results.*
  - *Our accounting policies and processes are critical to the reporting of our financial condition and results of operations. They require management to make estimates about matters that are uncertain, and such estimates may be materially different from actual results.*

The risks and uncertainties that management believes are material to an investment in us are described below. Additional risks and uncertainties that are not currently known to management or that management does not currently deem material could also have a material adverse impact on our financial condition, the results of our operations or our business. If such risks and uncertainties were to materialize or the likelihoods of the risks were to increase, we could be adversely affected, and the market price of our securities could significantly decline.

Strategic Risks

We may be adversely affected by risks associated with completed, pending or any potential future acquisitions.

We plan to continue to grow our business organically. However, we have pursued and expect to continue to pursue acquisition opportunities that we believe support our business strategies and may enhance our profitability. We must generally satisfy a number of material conditions prior to consummating any acquisition including, in many cases, federal and state regulatory approval or requirements, and we may be subject to potentially increased regulatory requirements in the future. Our regulators will consider, among other things, our capital, liquidity, profitability, regulatory compliance, adequacy of risk management, and levels of goodwill when considering acquisition and expansion proposals. The Federal Reserve, FDIC, and OCC are currently reevaluating the framework for review of bank mergers and acquisitions. On January 29, 2024, the OCC announced a proposed rule to eliminate expedited processing and use of streamlined application forms with respect to transactions subject to its review and approval under the BMA. Additionally, the OCC's proposal highlights additional scrutiny of transactions generally. The Federal Reserve and FDIC have not proposed a similar rulemaking, but the agencies may be impacted or influenced by the actions of the OCC.

We may fail to complete strategic and competitively significant business opportunities as a result of our inability to obtain required regulatory approvals in a timely manner or at all, or the approval for such opportunity could include conditions imposing additional costs or limitations that reduce the anticipated related benefits. Our recent acquisitions include the SVBB Acquisition in March 2023 and the CIT Merger in January 2022.

We may fail to realize the anticipated benefits of our previous acquisitions and fully integrating our prior acquisitions may be more difficult, costly or time-consuming than expected. Acquisitions of financial institutions, assets of financial institutions or other operating entities involve operational risks and uncertainties. In addition, acquired companies or assets may have unknown or contingent liabilities, exposure to unexpected asset quality problems that require write downs or write-offs, additional regulatory requirements or difficulty retaining key employees and customers.

In the past, we have acquired, and may in the future continue to acquire, the assets and assume certain liabilities of failed banks in FDIC-assisted transactions. FDIC-assisted transactions, such as the SVBB Acquisition, present unique risks because of the limited due diligence, expedited timelines and minimal negotiation of terms. To mitigate certain of those risks, including credit risks of acquired loans, FDIC-assisted transactions typically provide for FDIC assistance, including potential loss-sharing. For example, in connection with the SVBB Acquisition, FCB entered into a commercial shared loss agreement with the FDIC pursuant to which the FDIC is obligated to reimburse FCB for (i) 0% of losses on the first $5 billion of covered loans and (ii) 50% of losses in excess of $5 billion on covered loans. In addition, FCB agreed to reimburse the FDIC for 50% of recoveries related to covered loans in the SVBB Acquisition. Although loss sharing agreements reduce the credit risks of, and capital required for, FDIC-assisted transactions, these transactions often require additional resources and time to service acquired problem loans, costs related to integration of personnel and operating systems, and the establishment of processes and internal controls to service acquired assets in accordance with applicable FDIC standards. If the covered loans are not managed in accordance with the commercial shared loss agreement, the FDIC has the right to refuse or delay payment for loan losses.

Furthermore, reimbursable losses are based on the book value of the relevant loans as determined by the FDIC as of the effective date of the transaction. Therefore, the amount that we realize on the loans acquired in the SVBB Acquisition could differ materially from the carrying value that will be reflected in our consolidated financial statements, based upon the timing and amount of collections on the covered loans in future periods. Any losses we experience on the assets acquired in the SVBB Acquisition that are not covered under the commercial shared loss agreement could have an adverse effect on our business, financial condition, results of operations and prospects.

Following the consummation of the SVBB Acquisition, the size and geographic and operational scope of our business has increased significantly. The SVBB Acquisition was a substantial reason for our increased asset size from total consolidated assets of $109.30 billion at December 31, 2022 to $213.76 billion at December 31, 2023. The SVBB Acquisition, like the CIT Merger, increased the breadth and complexity of our business with the addition of new business lines in which we have not previously engaged and expanded our geographic scope to new areas. Further, legacy Silicon Valley Bank loans were concentrated within certain industries, including technology, life science and healthcare, and with private equity and venture capital clients. Our future success depends, in part, upon the ability to manage this expanded business while strengthening our reputation among the venture capital and private equity communities, and other participants in the industries that legacy Silicon Valley Bank served, which will pose substantial challenges for management, including challenges related to the management and monitoring of new and expanded operations and associated increased costs and complexity.

Due to these and other issues relating to acquisitions, we may not be able to realize projected cost savings, synergies or other benefits associated with any prior or future acquisition. Failure to efficiently integrate any acquired entities or assets into our existing operations could significantly increase our operating costs and consequently have material adverse effects on our financial condition and results of operations.

We encounter significant competition that may reduce our market share and profitability.

Our profitability depends on our ability to compete successfully. We operate in a highly competitive industry, and we expect competition to intensify. We compete with other banks and specialized financial services providers in our market areas. Our primary competitors include local, regional and national banks; credit unions; commercial finance companies; leasing companies; various wealth management providers; independent and captive insurance agencies; mortgage companies; and other non-bank providers of financial services. Some of our larger competitors, including certain banks with a significant presence in our market areas, have the capacity to offer products and services we do not offer, which may enable them to be more aggressive than us in competing for loans and deposits. Some of our non-bank competitors operate in less stringent regulatory environments, and certain competitors are not subject to federal or state income taxes. The fierce competitive pressures that we face adversely affect pricing for many of our products and services.

Additionally, technology and other changes are allowing parties to complete financial transactions that historically have involved banks through alternative methods without involving banks. For example, consumers can now maintain funds that would have historically been held as bank deposits in brokerage accounts, mutual funds or virtual accounts. Consumers can also complete transactions, such as paying bills or transferring funds directly without the assistance of banks. Transactions utilizing digital assets, including cryptocurrencies, stablecoins and other similar assets, have increased substantially. Certain characteristics of digital asset transactions, such as the speed with which such transactions can be conducted, the ability to transact without the involvement of regulated intermediaries, the ability to engage in transactions across multiple jurisdictions, and the anonymous nature of the transactions, are appealing to certain consumers. Accordingly, digital asset service providers —which, at present, are not subject to as extensive regulation as banking organizations and other financial institutions—have become active competitors for our customers' banking business and may have greater flexibility in competing for business. The process of eliminating banks as intermediaries, known as "disintermediation," could result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits. Further, an initiative by the CFPB, as prompted by the Biden Administration, to promote "open and decentralized banking" through the proposal of a personal financial data rights rule designed to facilitate the transfer of customer information at the direction of the customer to other financial institutions could lead to greater competition for products and services among banks and nonbanks alike if a final rule is adopted. The timing of and prospects for any such action are uncertain at this time. The loss of these revenue streams and the lower cost deposits as a source of funds could have a material adverse effect on our financial condition and results of operations.

Certain provisions in our Certificate of Incorporation and Bylaws may prevent a change in management or a takeover attempt that a stockholder might consider to be in their best interests.

We are a BHC incorporated in the state of Delaware. Certain anti-takeover provisions under Delaware law and certain provisions contained in our Amended and Restated Certificate of Incorporation (our "Certificate of Incorporation) and Amended and Restated Bylaws (our "Bylaws") could delay or prevent the removal of our directors and other management. The provisions could also delay or make more difficult a tender offer, merger or proxy contest a stockholder might consider to be in their best interests. For example, our Certificate of Incorporation and Bylaws:

- allow the Board to issue and set the terms of preferred shares without further stockholder approval;
- limit who can call a special meeting of stockholders;
- establish advance notice requirements for nominations for election to the Board and proposals of other business to be considered at annual meetings of stockholders; and
- authorize the issuance of two classes of common stock, one of which, Class B common stock, par value $1 per share ("Class B common stock"), is entitled to cast 16 votes per share. As of December 31, 2023, approximately 30% of the outstanding shares of Class B common stock were owned and entitled to be voted by our directors and executive officers and certain of their affiliates.

These provisions, as well as provisions of the BHCA and other relevant statutes and regulations that require advance notice and applications for regulatory approval of changes in control of banks and BHCs, may discourage bids for our common stock at a premium over market price, adversely affecting the price that could be received by our stockholders for our common stock. Additionally, the fact that the Holding family and entities related to various family members hold or control shares representing approximately 50% of the voting power of our common stock may discourage potential takeover attempts and bids for our common stock at a premium over market price.

Our Bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for substantially all disputes between us and our stockholders. This could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees or agents.

Our Bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of us; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, other employees or stockholder to us or our stockholders; (iii) any action asserting a claim against us arising pursuant to any provision of the General Corporation Law of the State of Delaware or as to which the General Corporation Law of the State of Delaware confers jurisdiction on the Court of Chancery of the State of Delaware; or (iv) any action asserting a claim against us governed by the internal affairs doctrine. These choice of forum provisions do not preclude or contract the scope of exclusive federal or concurrent jurisdiction for any actions brought under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Accordingly, our choice of forum provisions will not relieve us of our duties to comply with the federal securities laws and the rules and regulations thereunder, and our stockholders will not be deemed to have waived our compliance with these laws, rules and regulations.

These choice of forum provisions may limit a stockholder's ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors, officers or other employees or agents, which may discourage lawsuits against us and our directors, officers and other employees or agents.

If a court were to find the choice of forum provision contained in our Bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations, and financial condition. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management and other employees.

We rely on dividends from FCB for paying dividends on our common and preferred stock and servicing our debt obligations, and FCB's ability to pay us dividends is restricted.

As an FHC, we are a separate legal entity from FCB. We derive most of our revenue and cash flow from dividends paid by FCB. These dividends are the primary source from which we pay dividends on our common and preferred stock and interest and principal on our debt obligations. State and federal laws impose restrictions on the dividends that FCB may pay to us. In general, we are required to submit an annual capital plan to the FRB that includes any planned dividends, redemptions, or stock repurchases over a set planning horizon. The FRB could prohibit or limit our payment of dividends, redemptions, or stock repurchases if it determines that payment of the dividend or such redemption or stock repurchase would constitute an unsafe or unsound practice. In the event FCB is unable to pay dividends to us for an extended period of time, we may not be able to service our debt obligations or pay dividends on our common or preferred stock, and the inability to receive dividends from FCB could consequently have a material adverse effect on our business, financial condition and results of operations.

Our financial performance depends upon our ability to attract and retain customers for our products and services, which may be adversely impacted by weakened consumer or business confidence and by any inability on our part to predict and satisfy customers' needs and demands.

Our financial performance is subject to risks associated with the loss of customer confidence and demand. A fragile, weakening or changing economy, or ambiguity surrounding the economic future, may lessen the demand for our products and services. Our performance may also be negatively impacted if we fail to attract and retain customers because we are not able to successfully anticipate, develop and market products and services that satisfy market demands. Such events could impact our performance through fewer loans, reduced fee income and fewer deposits, each of which could result in reduced net income.

New technologies, and our ability to efficiently and effectively implement, market and deliver new products and services to our customers present competitive risks.

The financial services industry is continually undergoing rapid technological change with frequent introduction of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. The rapid growth of new digital technologies related to the digitization of banking services and capabilities, including through internet services, smart phones and other mobile devices, requires us to continuously evaluate our product and service offerings to ensure they remain competitive. These trends were accelerated by the COVID-19 pandemic increasing demand for mobile banking solutions. Our success depends in part on our ability to adapt and deliver our products and services in a manner responsive to evolving industry standards and consumer preferences. New technologies by banks and non-bank service providers may create risks if our products and services are no longer competitive with then-current standards, and could negatively affect our ability to attract or maintain a loyal customer base. In addition, our utilization of new technologies may also create risks that our customers may not be ready for or may not adopt such technologies. We may not be able to effectively implement new technology-driven products and services that allow us to remain competitive or be successful in marketing these products and services to our customers. These risks may affect our ability to grow and could reduce our revenue streams from certain products and services, while increasing expenses associated with developing more competitive solutions, which could adversely affect our results of operations and financial condition.

We are subject to reputational risks that could harm our business and prospects. If we were subject to reputational harm, it could have a material adverse impact on our business, financial condition and results of operations.

Maintaining our reputation is important to our business and our brand. We are subject to reputational risks that could harm our business and prospects and arise from numerous sources, including those discussed further in this Annual Report on Form 10-K. Sources of reputational risks may include, among others, cyberattacks, legal claims and regulatory action, fraudulent activities aimed at us or parties with whom we do business, inaccurate or incomplete data, insufficient operational infrastructure or oversight, malicious actions by employees, non-compliance with applicable law or regulatory policies by us or parties with whom we do business, any inability to provide reliable financial reports or maintain effective internal controls, failure of our environmental, social and governance ("ESG") practices to meet investor or stakeholder expectations, and public perceptions of our business practices, including our deposit pricing and acquisition activity.

Our reputation may also be damaged by adverse publicity or negative information regarding us, whether or not true, that may be published or broadcast by the media or posted on social media, non-mainstream news services or other parts of the internet. This risk can be magnified by the speed and pervasiveness with which information is disseminated through those channels.

Reputational harm may lead to, among other things, a decline in our deposit balances and have a material adverse impact on our business, financial condition and results of operations.

Operational Risks

We face significant operational risks in our businesses and may fail to maintain appropriate operational infrastructure and oversight.

Safely conducting and growing our business requires that we create and maintain an appropriate operational and organizational control infrastructure. Operational risk can arise in numerous ways, including, but not limited to, employee fraud, customer fraud, control lapses in bank operations and information technology, and pace of change brought about by organizational growth. Our dependence on our employees and internal and third-party automated systems and vendors to record and process transactions may further increase the risk that technical failures or system-tampering will result in losses that are difficult to detect. Our internal controls that are intended to safeguard and maintain our operational and organizational infrastructure and information, as well as oversee and monitor control effectiveness, have inherent limitations and may not be successful. We may be subject to disruptions of our operating systems arising from events that are wholly or partially beyond our control. In addition, our railcars are used to transport a variety of products including, but not limited to, cement, energy products, chemicals and coal. An accidental derailment of these railcars could result in personal injury and property damage, which could be significant, as well as potential environmental remediation and restoration obligations and penalties. Failure to maintain appropriate operational infrastructure and oversight or to safely operate our business can lead to loss of service to customers, reputational harm, legal actions and noncompliance with various laws and regulations, all of which could have a material adverse impact on our business, financial condition and results of operations.

A cyberattack, information or security breach, or a technology outage of ours or of a third-party could adversely affect our ability to conduct our business, manage our exposure to risk, result in the disclosure or misuse of confidential customer or employee data or proprietary information, and increase our costs to maintain and update our operational and security systems and infrastructure. This could adversely impact our results of operations, liquidity and financial condition, as well as cause us legal or reputational harm.

Our businesses are highly dependent on the security and efficacy of our infrastructure, computer and data management systems, as well as those of third parties with whom we interact or on whom we rely. Our businesses rely on the secure processing, transmission, storage and retrieval of confidential, proprietary and other information in our computer and data management systems and networks, and in the computer and data management systems and networks of third parties. In addition, to access our network, products and services, our customers and other third parties may use personal mobile devices or computing devices that are outside of our network environment and are subject to their own cybersecurity risks, which may provide a point of entry for adverse effects on our own network environment.

We, our customers, regulators and other third parties have been subject to, and are likely to continue to be the target of, cyberattacks. These cyberattacks include computer viruses, malicious or destructive code, ransomware, phishing attacks, denial of service or other security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of confidential, proprietary or personal data. As cyber threats continue to evolve, we have been and will continue to be required to expend significant resources to continuously enhance our protective measures and may be required to expend significant resources to investigate and remediate any information security vulnerabilities or incidents. We anticipate we will continue to experience cyberattacks, and we acknowledge that we cannot implement guaranteed preventive measures against all security threats. Additionally, a security breach may be difficult to detect, even after it occurs, which may compound the issue related to such breach.

Continued geopolitical and geographical turmoil, including the ongoing conflicts in Ukraine and the Middle East, as well as increasing tensions in the South China Sea, has heightened the risk of cyberattacks and has created new risks for cybersecurity. For example, the United States government has warned that sanctions imposed against Russia by the United States in response to its conflict with Ukraine could motivate Russia to engage in malicious cyber activities against the United States. In addition, the United States government has warned that Iran may pose an increased cyber threat to U.S. critical infrastructure, such as the financial services sector, as the conflicts in the Middle East continue. If such cyberattacks occur, it could result in severe costs and disruptions to governmental entities and companies and their operations. The impact of the conflict and retaliatory measures is continually evolving and cannot be predicted with certainty. Compared to previous years, FCB has a higher risk of being impacted by geopolitical events due to FCB's expanded geographic footprint and increased prominence. Our Enterprise Cyber Security Office ("ECSO") continues in its efforts to closely monitor changes in the threat landscape.

Cybersecurity risks for large banking institutions, such as FCB, have significantly increased in recent years in part because of the proliferation of new technologies, including generative AI, the use of the internet and mobile banking to conduct financial transactions, and the increased sophistication of criminal activities. Cyberattacks involving large financial institutions, including distributed denial of service attacks designed to disrupt external customer-facing services, nation state cyberattacks and ransomware attacks designed to deny organizations access to key internal resources or systems or other critical data, as well as targeted social engineering and phishing email and text message attacks designed to allow unauthorized persons to obtain access to an institution's information systems and data or that of its customers, are becoming more common and increasingly sophisticated. In particular, there has been an observed increase in the number of distributed denial of service attacks against the financial sector over the past year, which increase is believed to be partially attributable to politically motivated attacks as well as financial demands coupled with extortion. These risks are expected to continue and further intensify in the future. For example, we will likely see an increase in cybersecurity risks in the future as we continue to augment our mobile-payment and other internet-based product offerings and expand our internal usage of web-based products and applications. In addition, financially motivated attacks remain a challenge from a cybercrime perspective due to the increased sophistication and activities of threat actors, which may include organized crime groups, hackers, terrorist organizations, hostile foreign governments, disgruntled employees or vendors, activists and other external parties, including those involved in corporate espionage. Even the most advanced control environment may be vulnerable to compromise given the possibility of employee error, failures to follow security procedures or malfeasance. Additionally, the increase of supply chain attacks, including potential attacks on third parties with access to our data or those providing critical services to us, remain an operational risk. As cyber threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our layers of defense or to investigate and remediate any information security vulnerabilities. Furthermore, past and future business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities' systems and technologies.

We also face indirect technology, cybersecurity and operational risks relating to customers and other third parties with whom we do business or upon whom we rely to facilitate or enable our business activities, including financial counterparties; financial intermediaries such as clearing agents, exchanges and clearing houses; vendors and other external dependencies; regulators; and providers of critical infrastructure such as internet access and electrical power. As a result of increasing consolidation, interdependence and complexity of financial entities and technology systems, an event that materially degrades, or disrupts systems of one or more financial entities could have a material impact on counterparties or other market participants, including us. This consolidation interconnectivity and complexity increases the risk of operational failure, for both individual and industry-wide bases, as disparate systems need to be integrated, often on an accelerated basis. Any third-party technology failure, cyberattack or other information or security breach, termination or constraint could, among other things, adversely affect our ability to effect transactions, service our customers, manage our exposure to risk or expand our businesses.

Cyberattacks or other information or security breaches, whether directed at us or third parties, may result in a material loss or have material consequences. Furthermore, the public perception that a cyberattack on our systems has been successful, correct or not, may damage our reputation with customers and third parties. A successful penetration or circumvention of system security could cause us negative consequences, including loss of customers and business opportunities, disruption to our operations and business, misappropriation or destruction of our confidential information and that of our customers, or damage to our customers' and third parties' computers or systems. In addition, such penetration or circumvention could result in a violation of applicable data privacy and protection laws and other laws, litigation exposure, regulatory fines, penalties or intervention, loss of confidence in our security measures, reputational damage, reimbursement or other compensatory costs and additional compliance costs. The consequences and results of any such penetration or circumvention could adversely impact our results of operations, liquidity and financial condition.

Although to date we are not aware of any material losses or other material consequences relating to technology failure, cyberattacks or other information or security breaches, whether directed at us or third parties, we may suffer such losses or other consequences in the future.

We are subject to litigation and other legal liability risks, and our expenses related to such risks may adversely affect our results.

We are subject to litigation risks in the ordinary course of our business. Claims and legal actions, including supervisory actions by our regulators, that have been or may be initiated against us (including against entities that we acquire) from time to time could involve large monetary sums and significant defense costs. During the last credit crisis, we saw the number of cases and our expenses related to those cases increase and we expect to see the same in future credit crises. The outcomes of such cases are always uncertain until finally adjudicated or resolved.

In the course of our business, we may foreclose on and take title to real estate that contains or was used in the manufacture or processing of hazardous materials or that is subject to other environmental risks. In addition, we may lease equipment to our customers that is used to mine, develop, and process hazardous materials, and our railcars may be used to transport hazardous materials. As a result, we could be subject to environmental liabilities or claims for negligence, property damage or personal injury with respect to these properties or equipment. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, accidents or other hazardous risks, or may be required to investigate or clean up hazardous or toxic substances or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, if we are the owner or former owner of a contaminated site or equipment involved in a hazardous incident, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination, property damage, personal injury or other hazardous risks emanating from the property or related to the equipment.

We establish reserves for legal claims when payments associated with the claims become probable and our liability can be reasonably estimated. We may still incur legal costs for a matter even if we have not established a reserve. In addition, the actual amount paid in resolution of a legal claim may be substantially higher than any amounts reserved for the matter. The ultimate resolution of a legal proceeding, depending on the remedy sought and any relief granted, could materially adversely affect our results of operations and financial condition.

Substantial legal claims or significant regulatory action against us could have material adverse financial effects or cause significant reputational harm to us, which in turn could seriously harm our business prospects. We may be exposed to substantial uninsured legal liabilities and regulatory actions which could adversely affect our results of operations and financial condition. For additional information, refer to the Notes to the Consolidated Financial Statements, Note 24—Commitments and Contingencies, in this Annual Report on Form 10-K.

We depend on qualified personnel for our success and may not be able to retain or attract such personnel.

As a human capital-intensive business, our success depends to a great extent on our ability to attract and retain highly skilled and qualified executive officers and management, financial, compliance, technical, operations, sales, and support employees, which has taken on heightened importance because of the significant expansion of the size and geographic and operational scope of our business that occurred in connection with the CIT Merger and SVBB Acquisition. We face significant competition in the recruitment of qualified executive officers and employees. Losses of, or changes in, our current executive officers or other personnel and their expertise and services, or substantial increases in the costs of employee compensation or benefits, may disrupt our business and could adversely affect our financial condition and results of operations. We have developed an executive officer succession plan intended to avoid significant disruptions in our business, but it may be ineffective, or we may fail in implementing it. In order to be successful in retaining current executive officers and other key personnel we recognize that it is important to both maintain personnel to support current operations, as well as attract and hire additional key personnel to assist with executing growth, expansion and acquisition strategies. We may be unsuccessful in retaining our current executive officers or other key personnel, or hiring additional key personnel to assist in executing our growth, expansion and acquisition strategies, all of which could cause those strategies to fail or be less successful than they would otherwise be.

Our compensation practices are subject to review and oversight by the Federal Reserve, the FDIC and other regulators. The federal banking agencies have issued joint guidance on executive compensation designed to help ensure that a banking organization's incentive compensation policies do not encourage imprudent risk taking and are consistent with the safety and soundness of the organization. In addition, the Dodd-Frank Act required those agencies, along with the SEC, to adopt rules to require reporting of incentive compensation and to prohibit certain compensation arrangements. In October 2022, the SEC adopted final rules requiring national securities exchanges, including Nasdaq where we are currently listed, to establish new listing standards relating to policies for the recovery of erroneously awarded incentive-based compensation, which are often referred to as "clawback policies." The final rules directed U.S. stock exchanges to require listed companies to implement, disclose and enforce clawback policies to recover excess incentive-based compensation that current or former executive officers received based on financial reporting measures that are later restated. In June 2023, the SEC approved the Nasdaq's proposed clawback listing standards, which now require us and other Nasdaq-listed companies to (i) adopt and implement a compliant clawback policy; (ii) file the clawback policy as an exhibit to our annual reports; and (iii) provide certain disclosures relating to any compensation recovery triggered by the clawback policy. If, as a result of complying with the new rules, we are unable to attract and retain qualified employees, or do so at rates necessary to maintain our competitive position, or if the compensation costs required to attract and retain employees become more significant, our performance, including our competitive position, could be materially adversely affected.

We are exposed to losses related to fraud.

As technology continues to evolve, criminals are using increasingly more sophisticated techniques to commit and hide fraudulent activity. Fraudulent activity that we have been and are likely to continue to be exposed to can come in many forms, including debit card/credit card fraud, check fraud, wire fraud, electronic scanning devices attached to ATM machines, social engineering, digital fraud, malware, and phishing, smishing, or vishing attacks to obtain personal information and fraudulent impersonation of our customers through the use of falsified documents, fake identification, or stolen credentials. We expect that combating fraudulent activities as they evolve will require continued ongoing investments and attention in the future as significant fraud could cause us direct losses or impair our customer relationships, among other potential consequences, adversely impacting our reputation or results of operation.

Our business and financial performance could be impacted by natural or man-made disasters, global pandemics, acts of war or terrorist activities, climate change or other adverse external events.

Natural or man-made disasters (including, but not limited to, earthquakes, hurricanes, tornadoes, floods, tsunamis, fires, pollution, and explosions), global pandemics, acts of war, terrorist activities, climate change or other adverse external events could hurt our financial performance (i) directly through damage to our facilities or other impacts to our ability to conduct business in the ordinary course, and (ii) indirectly through such damage or impacts to our customers, suppliers or other counterparties. In particular, a significant amount of our business is concentrated in North Carolina, South Carolina, California, Texas, New York and Florida, including areas where our facilities and retail and commercial customers have been and in the future could be impacted by hurricanes and flooding, earthquakes wildfires, and rising sea levels. We also do business in Georgia, Virginia, Nebraska, Arizona, New Jersey, Hawaii, Nevada, as well as in Canada, all of which also include areas significantly exposed to the foregoing risks. We could also suffer adverse results to the extent that disasters, wars, terrorist activities, riots or civil unrest affect the broader markets or economy or our operations specifically. Our ability to minimize the consequences of such events is in significant measure reliant on the quality of our disaster recovery planning and our ability, if any, to forecast the events, and such quality and ability may be inadequate.

There has been increasing political and social attention to the issue of climate change and related environmental sustainability matters. Federal and state legislators and regulatory agencies have proposed and continue to advance numerous legislative and regulatory initiatives seeking to mitigate the negative effects of climate change. For example, on October 21, 2021, the Financial Stability Oversight Council published a report identifying climate-related financial risk as an "emerging threat" to financial stability, on December 16, 2021, the OCC issued proposed principles for climate-related financial risk management for national banks with more than $100 billion in total assets, on March 21, 2022, the SEC issued proposed requirements for companies to disclose information about climate-related risks that are likely to have an impact on their business, as well as climate goals or planning processes that the company has developed in response thereto, and on March 30, 2022 and December 2, 2022, the FDIC and Federal Reserve issued their own proposed principles, respectively, for climate risk management by larger banking organizations, and on October 24, 2023, the federal banking agencies jointly finalized principles for climate-related financial risk management for banking organizations with $100 billion or more in total consolidated assets. On December 6, 2023, the SEC noted in its regulatory agenda that it has delayed the adoption of a final rule on disclosure of climate-related risks until April 2024. There is no assurance as to the timing of a final rule or if the rule will be adopted as proposed. In addition, states in which we conduct business have taken, or are considering taking, similar actions on climate-related financial risks. See Item 1. Business—Regulatory Considerations—Other Regulations applicable to the Parent Company and FCB—Climate-Related Regulation and Risk Management for additional information. To the extent that these initiatives lead to the promulgation of new regulations or supervisory guidance applicable to us, we would expect to experience increased compliance costs and other compliance-related risks. Moreover, this could result in increased management time and attention to ensure we are compliant with the regulations and expectations. Such climate change-related measures may also result in the imposition of taxes and fees, the required purchase of emission credits or the implementation of significant operational changes, each of which may require us to expend significant capital and incur compliance, operating, maintenance and remediation costs.

We are unable to predict how climate change may impact our financial condition and operations; however, as a banking organization, the physical effects of climate change may present certain unique risks to us, our customers or third parties on which we rely. For example, an increase in the frequency or magnitude of natural disasters, shifts in local climates and other disruptions related to climate change may adversely affect the value of real properties securing our loans, which could diminish the value of our loan portfolio. Such events may also cause reductions in regional and local economic activity that may have an adverse effect on our customers. Consumers and businesses in communities that we serve may change their behavior and preferences as a result of these issues and new climate change laws and regulations aimed at mitigating climate change. The impact on our customers will likely vary depending on their specific attributes, including their reliance on or role in carbon intensive activities and therefore, we could experience a drop in demand for our products and services, particularly in certain sectors. We may also be subject to adverse action from our regulators or other third parties, such as environmental advocacy organizations, in relation to how our business relates to or has addressed or failed to address climate change-related risks. Each of these outcomes could have a material adverse effect on our financial condition and results of operations.

We rely on third-party vendors to provide key components of our business infrastructure, and our vendors may be responsible for or contribute to failures that adversely affect our operations.

Third party vendors provide key components of our business infrastructure, including certain data processing and information services. Their services could be difficult to quickly replace in the event of failure or other interruption in service. Failures of certain vendors to provide services could adversely affect our ability to deliver products and services to our customers. Third party vendors also present information security risks to us, both directly and indirectly through our customers. Our monitoring of significant vendor risks, including the financial stability of critical vendors, may be inadequate and incomplete. These effects include the direct impact of disease as well as secondary effects on third-party vendors, including pandemic-related changes to how vendors are engaged, onboarded and monitored. The failure of a critical third-party vendor to provide key components of our business infrastructure could substantially disrupt our business and cause us to incur significant expense while harming our relationships with our customers.

The quality of our data could deteriorate and cause financial or reputational harm to FCB.

Our data governance program is reliant on the execution of procedures, process controls and system functionality, and errors may occur. Incomplete, inconsistent, or inaccurate data could lead to non-compliance with regulatory requirements and result in fines. Additionally, adverse impacts on customers could result in reputational harm and customer attrition. Inaccurate or incomplete data presents the risk that business decisions relying on such data will prove inefficient, ineffective or harmful to us. Additionally, information we provide to our investors and regulators may be negatively impacted by inaccurate or incomplete data, which could have a wide range of adverse consequences such as legal liability and reputational harm.

Malicious action by an employee could result in harm to our customers or FCB.

Several high-profile cases of employee misconduct have occurred at other financial institutions. Such an event may lead to large regulatory fines, as well as an erosion in customer confidence, which could impact our financial and competitive position. Our system of controls and procedures addressing employee misconduct and our employee code of ethics and policies governing our compensation, conduct and sales practices may be inadequate to deter and respond to potential employee misconduct. Malicious actions by an employee could have a wide range of adverse consequences such as legal liability and reputational harm.

Deposit insurance premiums levied against banks, including FCB, may increase if the number of bank failures increase or the cost of resolving failed banks increases.

The FDIC maintains a Deposit Insurance Fund ("DIF") to protect insured depositors in the event of bank failures. The DIF is funded by fees assessed on IDIs including FCB. Future deposit premiums paid by banks, including FCB, will depend on FDIC rules, which are subject to change, the level of the DIF and the magnitude and cost of future bank failures. For example, in November 2023, the FDIC finalized a special assessment of $16.30 billion, of which $64 million was FCB's assessed amount to help recoup losses to the DIF from protecting uninsured depositors following the bank closures earlier in 2023. We may be required to pay significantly higher FDIC premiums if market developments change such that the DIF balance is reduced or the FDIC changes its rules to require higher premiums.

Credit Risks

If we fail to effectively manage credit risk, our business and financial condition will suffer.

Effectively managing credit risks is essential for the operation of our business. There are credit risks inherent in making any loan, including risks of repayment, risks with respect to the period of time over which the loan may be repaid, risks relating to proper loan underwriting and guidelines, risks resulting from changes in economic and industry conditions, risks in dealing with individual borrowers and risks resulting from uncertainties as to the future value of collateral. Our loan approval procedures and our credit risk monitoring may be or become inadequate to appropriately manage the inherent credit risks associated with lending. Our credit administration personnel, policies and procedures may not adequately adapt to changes in economic or other conditions affecting customers and the quality of our loan portfolio. Any failure to manage such credit risks may materially adversely affect our business, consolidated results of operations and financial condition because it may lead to loans that we make not being paid back in part or in full on a timely basis or at all.

Our allowance for credit losses may prove to be insufficient to absorb losses in our credit portfolios.

We maintain an allowance for loan and lease losses ("ALLL") that is designed to cover expected credit losses on loans and leases that borrowers may not repay in their entirety. A reserve is also maintained in other liabilities to cover expected losses for off-balance sheet credit exposures. The ALLL may not be sufficient to cover actual credit losses, and future provisions for credit losses could materially and adversely affect our operating results. Accounting measurements related to asset impairment and the ALLL require significant estimates that are subject to uncertainty and revisions driven by new information and changing circumstances. The significant uncertainties surrounding our borrowers' abilities to conduct their businesses successfully through changing economic environments, competitive challenges and other factors complicate our estimates of the risk and amount of loss on any loan. Due to the degree of uncertainty and the susceptibility to change, the actual losses may vary substantially from current estimates. We also expect fluctuations in the ALLL due to economic changes nationally as well as locally within the states in which we conduct business. In addition, the reserve related to off-balance sheet credit exposures may not be sufficient to cover actual losses, and future provisions for such losses could also materially and adversely affect our operating results and are also subject to significant uncertainties and fluctuations.

As an integral part of their examination process, our banking regulators periodically review the ALLL and may require us to increase it by recognizing additional provisions for credit losses charged to expense or to decrease the allowance by recognizing loan charge-offs, net of recoveries. Any such required additional credit loss provisions or loan charge-offs could have a material adverse effect on our financial condition and results of operations.

Our concentration of loans and leases in certain industries increases the risk for losses and could impair our earnings if these industries experience economic difficulties.

Our loans and leases include concentrations in certain industries in healthcare, such as medical and dental industries, as well as the rail business. A significant portion of the loans acquired in the SVBB Acquisition were concentrated within certain industries, including technology, life science and healthcare, and with private equity and venture capital clients, areas in which we did not have significant exposure prior to the SVBB Acquisition. Although we believe our combined loan portfolio is diversified, borrowers in certain industries may have a heightened vulnerability to negative economic conditions. For example, statutory or regulatory changes relevant to the medical and dental industries, or economic conditions in the market generally, could negatively impact these borrowers' businesses and their ability to repay their loans with us. Additionally, smaller practices such as those in the dental industry generally have fewer financial resources in terms of capital or borrowing capacity than larger entities, and generally have a heightened vulnerability to negative economic conditions. Repayment of loans in the portfolios for early-stage and mid-stage privately held companies, including those acquired in the SVBB Acquisition, may depend upon receipt by those borrowers of additional financing from venture capitalists or others, or, in some cases, a successful sale to a third-party, public offering or other form of liquidity event. In addition, decreases in the amount of equity capital available to early-stage and mid-stage companies, including through a decrease in merger and acquisition activity, could adversely impact the ability of borrowers to repay our loans in these industries. If such events occur, our levels of nonperforming assets and charge offs may increase, and we may be required to increase our ALLL through additional provisions on our income statement, which would reduce reported net income and could have an adverse effect on our business, financial condition, results of operations and prospects.

Due to our substantial concentration in our rail business, if there is a significant downturn in shipping by railcar, it could have a material adverse effect on our business and results of operations. In addition, volatility in the price of, and demand for oil and gas may have negative effects on not only our loan exposures in the exploration and production section, but may also lead to a decreased demand for our railcars.

Deteriorating credit quality and our reliance on junior liens may adversely impact our business and our results of operations.

As a lender, we are exposed to the risk that our customers will be unable to repay their loans and other obligations in accordance with the terms of the relevant agreements, and that any collateral securing the payment of their loans and obligations may be insufficient to assure full repayment. Credit losses are inherent in the business of making loans and entering into other financial arrangements. Factors that influence our credit losses include overall economic conditions affecting businesses and consumers, generally, but also residential and CRE valuations. For example, real property collateral values may be impacted by economic conditions in the real estate market and may result in losses on loans that, while adequately collateralized at the time of origination, become inadequately collateralized over time. CRE loans may involve a higher risk of default compared to our other types of loans as a result of several factors, including, but not limited to, prevailing economic conditions and volatility in real estate markets, occupancy, rental collections, interest rates, and collateral value. Recent trends including the growth of e-commerce, adverse impacts of the COVID-19 pandemic, and long-term work-from-home arrangements, as well as increases in variable rates on CRE loans in connection with the significant increase over a span of 17 months in the target for the federal funds rate from near zero to 5.25% - 5.50% by July 2023, have had an adverse impact on the CRE sector, including retail stores, hotels and office buildings, creating greater risk exposure for our CRE loan portfolio. In addition, our reliance on junior liens is concentrated in our consumer revolving mortgage loan portfolio. Approximately two-thirds of the consumer revolving mortgage portfolio is secured by junior lien positions, and lower real estate values for collateral underlying these loans may cause the outstanding balance of the senior lien to exceed the value of the collateral, resulting in a junior lien loan becoming effectively unsecured. Inadequate collateral values, rising interest rates and unfavorable economic conditions could result in greater delinquencies, write-downs or charge-offs in future periods, which could have a material adverse impact on our results of operations and capital adequacy.

Our financial condition could be adversely affected by the soundness of other financial institutions.

The soundness and stability of many financial institutions may be closely interrelated as a result of credit, trading, clearing, counterparty and other relationships between the institutions. As a result, concerns about, or a default or threatened default by, one institution could lead to significant market-wide liquidity and credit problems, losses or defaults by other institutions. For example, the failures of several high-profile banking institutions in early 2023 caused significant market volatility, regulatory uncertainty, and decreased confidence in the U.S. banking system. In response to the recent bank failures, the United States government has proposed a variety of measures and new regulations designed to strengthen capital levels, liquidity standards, and risk management practices and otherwise restore confidence in financial institutions. Any reforms, if adopted, could have a significant impact on banks and BHCs, including us. In addition, we have exposure to numerous financial services providers, including banks, securities brokers and dealers and other financial services providers. Our monitoring of the financial conditions of financial institutions with which we have credit exposure is inherently limited and may be inadequate, and transactions with those institutions expose us to credit risk through the possibility of counterparty default.

Market Risks

Unfavorable economic or political conditions, as considered through a range of metrics, have and could continue to adversely affect our business.

Our business is subject to periodic fluctuations based on international, national, regional and local economic conditions. These fluctuations are not predictable, cannot be controlled and have had and may continue to have or further have a material adverse impact on our operations and financial condition. Our banking operations are primarily located within several states but are locally oriented and community-based. Our retail and commercial banking activities are primarily concentrated within the same geographic footprint. The markets in which we have the greatest presence are North Carolina, South Carolina, California, Texas, New York, and Florida. We also do business in Canada, primarily related to our rail portfolio. Worsening economic conditions within our markets, particularly within those with our greatest presence, could have a material adverse effect on our financial condition, results of operations and cash flows. Accordingly, we expect to continue to be dependent upon local business conditions, rail industry conditions and conditions in the local residential and commercial real estate markets we serve. Unfavorable changes in unemployment, real estate values, inflation, interest rates, foreign currency exchange rate fluctuations and other factors could weaken the economies of the communities we serve and otherwise adversely affect our business. Thus far, this includes higher unrealized losses on investment securities, but could create additional adverse impacts to provision for credit losses and declines in demand for our products and services.

We conduct limited business operations in certain foreign jurisdictions, and we engage in certain cross border lending and leasing transactions. An economic recession or downturn or business disruption associated with the political or economic environments in the international markets in which we operate could similarly adversely affect us.

In addition, the political environment, the level of United States debt and global economic conditions can have a destabilizing effect on financial markets. Weakness in any of our market areas could have an adverse impact on our earnings, and consequently, our financial condition and capital adequacy. For example, a U.S. government debt default, threatened default, or downgrade of the sovereign credit ratings of the United States by credit rating agencies, could have an adverse impact on the financial markets, interest rates and economic conditions in the United States and worldwide. The U.S. debt ceiling and budget deficit concerns in recent years have increased the possibility of U.S. government shutdowns, forced federal spending reductions, debt defaults, credit-rating downgrades and an economic slowdown or recession in the United States. Political tensions may make it difficult for Congress to agree on any further increases to or suspension of the debt ceiling in a timely manner or at all, which may lead to a default by the U.S. government or downgrades of its credit ratings. Many of the investment securities held in FCB's portfolio are issued by the U.S. government and government agencies and sponsored entities, which are generally viewed as among the most conservative investment options. While the likelihood may be remote, a government default or threat of default would impact the price and liquidity of U.S. government securities. A debt default or further downgrade to the U.S. government's sovereign credit rating or its perceived creditworthiness could also adversely affect the ability of the U.S. government to support the financial stability of the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation, commonly known as Fannie Mae and Freddie Mac, respectively, as well as the Federal Home Loan Banks ("FHLBs"). Since banks are sensitive to the risk of downturns, the stock prices of all banks typically decline, sometimes substantially, if the market believes that a downturn has become more likely or is imminent. This effect can and often does occur indiscriminately, initially without much regard to different risk postures of different banks. Weakness in any of our market areas could have an adverse impact on our earnings, and consequently, our financial condition and capital adequacy.

Failure to effectively manage our interest rate risk could adversely affect us.

Our results of operations and cash flows are highly dependent upon net interest income ("NII"). Interest rates are highly sensitive to many factors that are beyond our control, including general economic and market conditions and policies of various governmental and regulatory agencies, particularly the actions of the Federal Reserve's Federal Open Market Committee ("FOMC"). Changes in monetary policy, including changes in interest rates, could influence interest income, interest expense, and the fair value of our financial assets and liabilities. If changes in interest rates on our interest-earning assets are not equal to the changes in interest rates on our interest-bearing liabilities, our NII and, therefore, our net income, could be adversely impacted.

If indicators show signs that inflation is stabilizing, the FOMC may begin to reduce interest rates over the next 12 months. Any future change in monetary policy by the Federal Reserve resulting in lower interest rates may negatively impact our performance and financial condition due to the composition of our interest rate sensitive assets and liabilities. Our portfolio is generally in a net asset-sensitive position whereby our assets reprice faster than our liabilities, which is generally concentrated at the short end of the yield curve. While our interest expense may decline, the impact on our interest-rate sensitive assets may be greater, resulting in a potential decrease to our NII.

As interest rates rise, our interest expense will increase and our net interest margin ("NIM") may decrease, negatively impacting our performance and our financial condition. To the extent banks and other financial services providers compete for interest-bearing deposit accounts through higher interest rates, our deposit base could be reduced if we are unwilling to pay those higher rates. If we decide to compete with those higher interest rates, our cost of funds could increase and our NIM could be reduced, dependent on the timing and sensitivities of our interest-earning assets and interest-bearing liabilities. Additionally, higher interest rates may impact our ability to originate new loans. Increases in interest rates could adversely affect the ability of our borrowers to meet higher payment obligations. If this occurred, it could cause an increase in nonperforming assets and net charge-offs.

We cannot control or predict with certainty changes in interest rates. The forecasts of future NII by our interest rate risk monitoring system are estimates and may be inaccurate. Actual interest rate movements may differ from our forecasts, and unexpected actions by the FOMC may have a direct impact on market interest rates. The Federal Reserve announced in January of 2022 that it would be slowing the pace of its bond purchasing and increasing the target range for the federal funds rate over time. On January 1, 2022, the target range for the federal funds rate was 0%; however, over the past two years, the FOMC has steadily increased the target range, reaching a range of 5.25% to 5.50% as of December 31, 2023, with the FOMC deciding to maintain this target range as of January 31, 2024. Although economists are projecting that the target funds rate will most likely decline in small periodic increments, it remains uncertain whether the FOMC will begin to reduce the federal funds rate, the extent and frequency of any such reductions, whether the FOMC will leave the rate at its current elevated level for a lengthy period of time or whether FOMC will increase the targeted federal funds rate should inflation return to elevated levels.

The higher interest rate environment of recent periods, and our offerings of higher rates to attract or maintain deposits, has increased the cost of deposits, and may continue to do so, dependent on the Federal Reserve actions. In addition, the high interest rate environment has increased costs on our other funding sources, and may continue to do so, in the event we may need to issue debt.

Accounting for acquired assets may result in earnings volatility.

Fair value discounts that are recorded at the time an asset is acquired are accreted into interest income based on United States generally accepted accounting principles ("GAAP"). The rate at which those discounts are accreted is unpredictable and the result of various factors including prepayments and estimated credit losses. Post-acquisition credit deterioration results in the recognition of provision expense. Volatility in earnings could unfavorably influence investor interest in our common stock, thereby depressing the market value of our stock and the market capitalization of BancShares.

The performance of equity securities and corporate bonds in our investment securities portfolio could be adversely impacted by the soundness and fluctuations in the market values of other financial institutions.

Our investment securities portfolio contains certain equity securities and corporate bonds of other financial institutions. As a result, a portion of our investment securities portfolio is subject to fluctuation due to changes in the financial stability and market value of other financial institutions, as well as interest rate sensitivity to economic and market conditions. Such fluctuations could reduce the value of our investment securities portfolio and consequently have an adverse effect on our results of operations. We have seen volatile earnings impacts related to the fair value of equity securities in recent periods.

The value of our goodwill may decline in the future.

Our goodwill could become impaired in the future. At December 31, 2023, we had $346 million of goodwill recorded as an asset on our balance sheet. We test goodwill for impairment at least annually, comparing the estimated fair value of a reporting unit with its net book value. We also test goodwill for impairment when certain events occur, such as a significant decline in our expected future cash flows, a significant adverse change in the business climate or a sustained decline in the price of our common stock. These tests may result in a write-off of goodwill deemed to be impaired, which could have a significant impact on our financial results.

The market price of our common stock may be volatile.

Although publicly traded, our common stock, particularly our Class B common stock, has less liquidity and public float than many other large, publicly traded financial services companies. Lower liquidity increases the price volatility of our common stock and could make it difficult for our stockholders to sell or buy our common stock at specific prices.

Excluding the impact of liquidity, the market price of our common stock can fluctuate widely in response to other factors, including expectations of financial and operating results, actual operating results, actions of institutional stockholders, speculation in the press or the investment community, market perception of acquisitions, including the CIT Merger and the SVBB Acquisition, rating agency upgrades or downgrades, the anticipated or actual incurrence of additional debt, stock prices of other companies that are similar to us, general market expectations related to the financial services industry and the potential impact of government actions affecting the financial services industry. For example, the closing price per share of our Class A common stock, par value $1 per share ("Class A common stock") on the Nasdaq Global Select Market ranged from a low of $509.06 to a high of $1,512.07 during the year ended December 31, 2023.

Liquidity Risks

If our current level of balance sheet liquidity were to experience pressure, it could affect our ability to pay deposits and fund our operations.

Our deposit base represents our primary source of core funding and balance sheet liquidity. We typically have the ability to stimulate core deposit growth through reasonable and effective pricing strategies. However, these deposits are subject to fluctuation due to certain factors outside our control, such as increasing competitive pressures for retail or corporate customer deposits, changes in interest rates and returns on other investment classes, or a loss of confidence by customers in us or in the banking sector generally which could result in a significant outflow of deposits within a short period of time, which may have a material adverse effect on our liquidity position. In circumstances where our ability to generate needed liquidity is impaired, we need access to other sources of funding such as borrowings from the FHLBs and the Federal Reserve, Federal Funds purchased lines, and brokered deposits. In connection with the SVBB Acquisition, FCB issued a five-year note of approximately $36 billion payable to the FDIC (the "Purchase Money Note") and FCB also entered into an Advance Facility Agreement, dated as of March 27, 2023 and effective as of November 20, 2023 (the "Advance Facility Agreement") with the FDIC, pursuant to which the FDIC is providing total advances available through March 27, 2025 of up to $70 billion (subject to certain limits described below under Item 8. Financial Statements and Supplementary Data, Note 2—Business Combinations), of which $15.11 billion was immediately available at December 31, 2023. We may draw on the Advance Facility Agreement through March 27, 2025 to provide liquidity to offset deposit withdrawal or runoff of former SVBB deposit accounts and to fund the unfunded commercial lending commitments acquired in connection with the SVBB Acquisition. While we maintain access to these non-core funding sources, including the Advance Facility Agreement, these sources are dependent on the availability of collateral as well as the counterparty's willingness and ability to lend. Failure to access sources of liquidity may affect our ability to pay deposits and fund our operations.

We are subject to enhanced liquidity risk management requirements as a Category IV banking organization, subject to the applicable transition periods, including reporting, liquidity stress testing, and liquidity buffer, as well as resolution planning at the bank level, and failure to meet these requirements could result in regulatory and compliance risks, and possible restrictions on our activities.

Based on our asset size, we are subject to enhanced liquidity risk management requirements as a Category IV banking organization, including reporting, liquidity stress testing, a liquidity buffer and resolution planning, subject to the applicable transition periods. Were we to meet or exceed certain other thresholds for asset size and other risk-based factors, we would become subject to additional requirements under the Tailoring Rules. We expect to incur significant expense in continuing to develop policies, programs and systems designed to comply with all such requirements applicable to us. Failure to develop and maintain an adequate liquidity risk management and monitoring process may lead to adverse regulatory action (including possible restrictions on our activities), along with inadequate liquidity.

Fee revenues from overdraft and NSF programs may be subject to increased supervisory scrutiny.

Revenues derived from transaction fees associated with overdraft and NSF programs are included in noninterest income. In 2023, we collected approximately $42 million in overdraft fees (down from approximately $49 million in 2022), due to the reduction in our fees for overdrafts and elimination of NSF fees announced in January 2022. In 2021, certain members of Congress and the leadership of the CFPB expressed a heightened interest in bank overdraft and NSF programs. In December 2021, the CFPB published a report providing data on banks' overdraft and NSF fee revenues as well as observations regarding consumer protection issues relating to such programs and in October 2022, the CFPB published further guidance concerning unlawful practices related to overdraft fees. In January 2024, the CFPB published proposed rulemakings aimed at restricting financial institutions' overdraft credit and NSF fee practices. The CFPB also has pursued enforcement actions against banking organizations, and their executives, that oversee overdraft and NSF practices that are deemed to be unlawful and has indicated that it will continue to do so.

In response to this increased congressional and regulatory scrutiny, and in anticipation of enhanced supervision and enforcement of overdraft practices in the future, certain banking organizations have begun to modify their overdraft programs. In January 2022, we announced an elimination of NSF fees and a decrease in overdraft fees. Continued competitive pressures from our peers, as well as any adoption by our regulators of new rules or supervisory guidance or more aggressive examination and enforcement policies in respect of banks' overdraft fee practices, could cause us to further modify our program and practices in ways that may have a negative impact on our revenue and earnings, which, in turn, could have an adverse effect on our financial condition and results of operations. In addition, as supervisory expectations and industry practices regarding overdraft fee programs change, our continued charging of overdraft fees may result in negative public opinion and increased reputation risk.

Capital Adequacy Risks

Our ability to grow is contingent upon access to capital, which may not be readily available to us.

Our primary capital sources have been retained earnings and debt issued through both private and public markets. Rating agencies regularly evaluate our creditworthiness and assign credit ratings to us and FCB. The ratings of the agencies are based on a number of factors, some of which are outside our control. In addition to factors specific to our financial strength and performance, the rating agencies also consider conditions generally affecting the financial services industry. We may not be able to maintain our current credit ratings. Rating reductions could adversely affect our access to funding sources and increase the cost of obtaining funding.

Based on existing capital levels, we and FCB are well capitalized under current leverage and risk-based capital standards. Our ability to grow is contingent on our ability to generate or otherwise access sufficient capital to remain well capitalized under current and future capital adequacy guidelines.

We and FCB are subject to capital adequacy and liquidity guidelines and, if we fail to meet these guidelines, our financial condition and ability to make capital distributions would be adversely affected.

Under capital adequacy and other regulatory requirements, we, together with FCB, must meet certain capital adequacy and liquidity guidelines, subject to qualitative judgments by regulators about components, risk weightings and other factors.

We and FCB are subject to capital rules issued by the federal banking agencies including required minimum capital and leverage ratios. Regulators have implemented and may, from time to time, implement changes to these regulatory capital adequacy and liquidity requirements. These requirements, and any other new laws or regulations related to capital or liquidity, or any existing requirements that we may become subject to as a result of our significantly increased asset size by virtue of the CIT Merger and SVBB Acquisition or future acquisitions, could adversely affect our ability to pay dividends, restrict certain business activities, including share repurchases, or compel us to raise capital, each of which may adversely affect our results of operations or financial condition. On July 27, 2023, the federal banking agencies issued a proposed rule to implement the Basel III endgame standards into the capital and liquidity requirements for banking organizations with $100 billion or more in total consolidated assets. Among other things, the proposed rule would substantially change the existing calculation of risk-weighted assets and require banking organizations to use revised models for such calculations. The proposed rule would apply to FCB and BancShares directly based upon our current asset size. Refer to the "Regulatory Considerations" section in Item 1. Business of this Annual Report on Form 10-K for additional information regarding the capital requirements under the Dodd-Frank Act and Basel III.

We are required to submit an annual capital plan to the Federal Reserve and to be subject to supervisory stress testing under the Federal Reserve's CCAR process on a biennial basis as a Category IV banking organization, subject to the applicable transition periods. Under the CCAR process, the Federal Reserve will evaluate our planned capital distributions (e.g., dividends) included in our capital plan over the planning horizon (i.e., nine consecutive quarters, beginning with the quarter preceding the quarter in which the capital plan is submitted over which the relevant projections extend) to determine whether we will be able to meet our ongoing capital needs under a range of different economic scenarios. Failure to obtain a non-objection on our capital plan submitted to the Federal Reserve, or to demonstrate capital adequacy under the CCAR process, could result in restrictions in our ability to declare and pay dividends, repurchase shares, or make other capital distributions. Refer to the "Regulatory Considerations" section of Item 1. Business of this Annual Report on Form 10-K for additional information regarding the annual capital plan submission to the Federal Reserve and supervisory stress testing under the CCAR process.

Increases to our level of indebtedness could adversely affect our ability to raise additional capital and to meet our obligations.

In connection with the SVBB Acquisition, FCB issued the five-year Purchase Money Note of approximately $36 billion payable to the FDIC, which was subsequently amended and restated to adjust the principal amount to approximately $36.07 billion. On August 29, 2023, the federal banking agencies released a notice of proposed rulemaking that requires large banks with total assets of $100 billion or more to maintain a minimum amount of long-term debt that can be used, in the instance of a bank's failure, to absorb losses and increase options to resolve the failed bank. Our existing debt, together with any future incurrence of additional indebtedness, including under the Advance Facility Agreement and the Purchase Money Note, could have consequences that are materially adverse to our business, financial condition or results of operations. For example, it could: (i) limit our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes; (ii) restrict us from making strategic acquisitions or cause us to make non-strategic divestitures; (iii) restrict us from paying dividends to our stockholders; (iv) increase our vulnerability to general economic and industry conditions; or (v) require a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness and dividends on the preferred stock, thereby reducing our ability to use cash flows to fund our operations, capital expenditures and future business opportunities.

Compliance Risks

We operate in a highly regulated industry, and the laws and regulations that govern our operations, taxes, corporate governance, executive compensation and financial accounting and reporting, including changes in them or our failure to comply with them, may adversely affect us.

We operate in a highly regulated industry and are subject to many laws, rules, and regulations at both the federal and state levels. These broad-based laws, rules, and regulations include, but are not limited to, expectations relating to AML, lending limits, client privacy, fair lending, prohibitions against unfair, deceptive or abusive acts or practices, regulatory reporting, and community reinvestment,

In addition, we must comply with other regulations that protect the DIF and the stability of the United States financial system, including laws and regulations that, among other matters, prescribe minimum capital requirements, impose limitations on our business activities and investments, limit the dividends or distributions that we can pay, restrict the ability of our bank subsidiaries to guarantee our debt and impose certain specific accounting requirements that may be more restrictive and may result in greater or earlier charges to earnings or reductions in our capital than GAAP. Compliance with laws and regulations can be difficult and costly, and changes in laws and regulations often result in additional compliance costs.

We are subject to extensive federal and applicable state regulation and supervision, primarily through FCB and certain nonbank subsidiaries. Banking regulations are primarily intended to protect depositors' funds, amounts held within the DIF, and the banking system as a whole, not stockholders. These regulations affect our lending practices, capital structure, investment practices, dividend policy, growth, and governance and controls, among other things. Congress and federal regulatory agencies continually review banking laws, regulations, and policies for possible changes.

The Sarbanes-Oxley Act of 2002 and the related rules and regulations issued by the SEC and Nasdaq, as well as numerous other more recently enacted statutes and regulations, including the Dodd-Frank Act, Economic Growth Act, and regulations promulgated thereunder, have increased the scope, complexity and cost of corporate governance and reporting and disclosure practices, including the costs of completing our external audit and maintaining our internal controls. Such additional regulation and supervision may limit our ability to pursue business opportunities and result in a material adverse impact on our financial condition and results of operations.

Changes to statutes, regulations, or regulatory policies, including changes in interpretation or implementation of statutes, regulations, or policies, could affect us in substantial and unpredictable ways. Such changes could subject us to additional costs, limit the types of financial services and products we may offer, or increase the ability of nonbanks to offer competing financial services and products, among other things. Failure to comply with laws, regulations, or policies could result in sanctions by regulatory agencies (including potential limitations on our future acquisitions or operations, or requirements to forfeit assets), civil money penalties, or reputation damage.

Information security and data privacy are areas of heightened legislative and regulatory focus.

Data privacy and security risks have become the subject of increasing legislative and regulatory focus in recent years. The federal banking agencies have proposed regulations that would enhance cyber risk management standards, which apply to a wide range of LFIs and their third-party service providers, including us and FCB, and would focus on cyber risk governance and management, management of internal and external dependencies, and incident response, cyber resilience, and situational awareness. Virtually all states have also proposed or adopted information security legislation and regulations, which require, among other things, notification to affected individuals and/or attorneys general, in the event of a data breach.

We collect, process, maintain, and store personal information of customers, prospects and employees. We employ data security and technology solutions to support adherence to our data protection obligations and risk mitigation efforts. The collection, sharing, use, disclosure, and protection of these types of information are governed by federal and state law. An increasing number of states have actual or proposed privacy and information security regulations, the intent of which is to increase transparency related to how personal information is processed, choices individuals have to control how their information is used and to protect the privacy of such information. For example, in June of 2018, the Governor of California signed into law the CCPA. The CCPA, which became effective on January 1, 2020, and was amended in November 2020 by the CPRA, applies to for-profit businesses that conduct business in California and meet certain revenue or data collection thresholds. The CPRA, which became effective on January 1, 2023, amended the scope and several of the substantive requirements of the CCPA, as well as created an administrative and enforcement. In addition, NYDFS adopted the NY Cybersecurity Regulation in February 2017. The NY Cybersecurity Regulation requires that financial services institutions regulated by NYDFS, including BancShares, among other things, implement and maintain a cybersecurity program and a cybersecurity policy that will be monitored and tested periodically, develop controls and technology standards for data protection, establish policies and procedures with respect to due-diligence evaluation and cybersecurity practices of vendors who will have access to the institution's information systems or non-public information, annually certify compliance with the regulation, and provide notice to NYDFS within 72 hours of a cybersecurity event that has a reasonable likelihood of materially harming the institution or that must be reported to another government or self-regulating agency. NYDFS further amended its cybersecurity regulation effective November 1, 2023 with the majority of the amended provisions to take effect on April 29, 2024. Among other things, the adopted amendments will require new reporting, governance and oversight measures, enhanced cybersecurity safeguards and technical requirements, and mandatory notification to NYDFS in the event that the financial services institution makes an extortion payment in connection with a cybersecurity event involving it.

Congress and federal regulators have also implemented or are considering implementing similar laws or regulations which could create new individual privacy rights and impose increased obligations on companies handling personal data. For example, on November 23, 2021, the federal financial regulatory agencies published a final cybersecurity rule which took effect on April 1, 2022. In addition, in July 2023, the SEC adopted new cybersecurity disclosure rules for public companies, like BancShares. Refer to the "Regulatory Considerations" section of Item 1. Business of this Annual Report on Form 10-K for additional information regarding the various privacy, data protection and cybersecurity regulations that are applicable to BancShares.

We continue to monitor developments and changes to applicable privacy and information security regulations and adapt our current practices to changing requirements. Failure to meet regulatory requirements may subject us to fines, litigation, or regulatory enforcement actions. We acknowledge that changes to our business practices, policies, or systems, unplanned or otherwise, may also adversely impact our operating results.

We face heightened compliance risks related to certain specialty commercial business lines.

Our rail business line is subject to various laws, rules and regulations administered by authorities in various jurisdictions. In the United States, our equipment financing and leasing operations, including for our portfolio of railcars, maritime lending and other equipment financing and leasing, are subject to rules and regulations relating to safety, operations, maintenance and mechanical standards promulgated by various federal and state agencies and industry organizations, including the United States Department of Transportation, the Federal Railroad Administration, the Association of American Railroads, the Maritime Administration, the United States Coast Guard, and the United States Environmental Protection Agency. We are also subject to regulation by governmental agencies in foreign countries in which we do business. Our business operations and our equipment financing and leasing portfolios may be adversely impacted by rules and regulations promulgated by governmental and industry agencies, which could require substantial modification, maintenance, or refurbishment of our railcars, ships or other equipment, or could potentially make such equipment inoperable or obsolete. Failure to comply with these laws, rules and regulations could result in sanctions by regulatory agencies (including potential limitations on our future acquisitions or operations, or requirements to forfeit assets), civil money penalties, or reputation damage. Additionally, we may incur significant expenses in our efforts to comply with these laws, rules and regulations.

We are a Category IV banking organization and therefore subject to certain enhanced prudential standards and enhanced supervision by the Federal Reserve under the Dodd-Frank Act, and the federal banking regulators are considering additional enhanced prudential standards and requirements for all banking organizations with $100 billion or more in assets.

Based on our asset size, we are subject to enhanced prudential standards under Section 165 of the Dodd-Frank Act, as amended by the Economic Growth Act, and implemented by the federal banking agencies' Tailoring Rules, subject to the applicable transition periods. The federal banking agencies are re-evaluating the applicability of enhanced prudential standards for Category IV and Category III banking organizations, and there may be changes to the Tailoring Rules to apply additional enhanced prudential standards to such organizations, which would increase BancShares' compliance costs. Along with our growth, expectations are heightened to maintain strong risk management. In addition, if we fail to develop and maintain at a reasonable cost the systems and processes necessary to comply with the standards and requirements imposed by these rules, it could have a material adverse effect on our business, financial condition or results of operations. Additionally, as we grow, and our assets exceed certain thresholds, regulatory requirements that we are subject to, as well as our compliance expenses, will increase. For example, after reporting $50 billion or more in weighted short-term wholesale funding, we will be subject to modified LCR and NSFR requirements, and we will be subject to full LCR and NSFR requirements after reporting $75 billion or more in weighted short-term wholesale funding, nonbank assets, off-balance sheet exposure, or cross-jurisdictional activities in addition to other enhanced prudential standards as a Category III banking organization (or a Category II banking organization in the case of cross-jurisdictional assets). Refer to the "Regulatory Considerations" section of Item 1. Business of this Annual Report on Form 10-K for additional information regarding the enhanced prudential standards that we are subject to as a Category IV banking organization, and how our regulatory requirements will change based on our total assets and other risk-based factors under the Tailoring Rules.

The CFPB has reshaped the consumer financial laws through rulemaking and enforcement of the prohibitions against unfair, deceptive and abusive business practices. Compliance with any such change may impact the business operations of depository institutions offering consumer financial products or services, including FCB.

We are subject to supervision and examination by the CFPB for compliance with the CFPB's regulations and policies. The CFPB has broad rulemaking authority to administer and carry out the provisions of the Dodd-Frank Act with respect to financial institutions that offer covered financial products and services to consumers. The CFPB is responsible for adopting rules identifying practices or acts that are unfair, deceptive or abusive in connection with any transaction with a consumer for a consumer financial product or service, or the offering of a consumer financial product or service. The CFPB has increased enforcement staff and initiated enforcement actions against a variety of bank and non-bank market participants with respect to a number of consumer financial products and services that has resulted in those participants expending significant time, money and resources to adjust to the initiatives being pursued by the CFPB. The CFPB has pursued a more aggressive enforcement policy in respect of a range of regulatory compliance matters under the Biden Administration. CFPB enforcement actions may serve as precedent for how the CFPB interprets and enforces consumer protection laws, including practices or acts that are deemed to be unfair, deceptive or abusive, with respect to all supervised institutions, including us. which may result in the imposition of higher standards of compliance with such laws. The limitations and restrictions that may be placed upon us by the CFPB with respect to our consumer product offerings and services may produce significant, material effects on our profitability.

We may be adversely affected by changes in United States and foreign tax laws and other tax laws and regulations.

Corporate tax rates affect our profitability and capital levels. We are subject to the income tax laws of the United States, its states and their municipalities and to those of the foreign jurisdictions in which we do business. These tax laws are complex and may be subject to different interpretations. We must make judgments and interpretations about the application of these tax laws when determining our provision for income taxes, our deferred tax assets and liabilities and our valuation allowance. Changes to the tax laws, administrative rulings or court decisions could increase our provision for income taxes and reduce our net income. The United States corporate tax code may be reformed by the United States Congress and additional guidance may be issued by the Treasury Department. In August 2022, Congress enacted the Inflation Reduction Act of 2022, which instituted, among other things, a 1% excise tax on certain corporate stock repurchases which took effect on January 1, 2023. As a result, effective for tax years beginning after December 31, 2022, BancShares may be subject to a Corporate Alternative Minimum Tax ("CAMT"). BancShares will treat any CAMT that may be applicable to tax years beginning after December 31, 2022 as a period cost. Further changes in tax laws and regulations, and income tax rates in particular, could have an adverse impact on our financial condition and results of operations. These changes could also affect our Regulatory Capital Ratios as calculated in accordance with the Basel III standards.

We are subject to ESG risks such as climate risk, hiring practices, diversity, racial and social justice issues, including in relation to our counterparties, which may adversely affect our reputation and ability to retain employees and customers.

We are subject to a variety of risks arising from ESG matters. ESG matters include, but are not limited to, climate risk, hiring practices, the diversity of our work force, and racial and social justice issues involving our personnel, customers and third parties with whom we otherwise do business. Investors have begun to consider the steps taken and resources allocated by financial institutions and other commercial organizations to address ESG matters when making investment and operational decisions. If our ESG practices do not meet (or are viewed as not meeting) investor or other industry stakeholder expectations and standards, which continue to evolve, our reputation and employee and customer retention may be negatively impacted. The Biden Administration, through executive orders and leadership appointments at the federal agencies, has communicated and sought to implement an agenda focused on oversight and legislative initiatives in a variety of areas material to our business, including addressing climate-related risks, promoting diversity and equality within the banking industry and addressing other ESG matters relevant to us.

We could also incur additional costs and require additional resources to monitor, report and comply with various ESG practices. For example, on March 12, 2022, the SEC proposed new climate disclosure rules, which if adopted, would require new climate-related disclosure in SEC filings, including certain climate-related metrics and greenhouse gas emissions data, information about climate-related targets and goals, transition plans, if any, and extensive attestation requirements. Federal banking agencies have also issued principles related to climate risk management. See Item 1. Business—Regulatory Considerations—Other Regulations applicable to the Parent Company and FCB—Climate-Related Regulation and Risk Management for additional information. Further, we may be exposed to negative publicity based on the identity and activities of those to whom we lend and with which we otherwise do business and the public's view of the approach and performance of our customers and business partners with respect to ESG matters. Moreover, management time and attention to ESG matters may be required to increase to ensure we are compliant with the regulations and expectations. Our failure to comply with any applicable rules or regulations with respect to ESG practices could lead to penalties and adversely impact our access to capital and employee retention, and could also impact third parties on which we rely, which could have an adverse effect on our business, financial condition, or results of operations.

Asset Risks

We may not be able to realize our entire investment in the equipment that we lease to our customers.

Our portfolio includes leased equipment, including, but not limited to, railcars and locomotives, technology and office equipment and medical equipment. The realization of equipment values (residual values) during the life and at the end of the term of a lease is an important element in the profitability of our leasing business. At the inception of each lease, we record a residual value for the leased equipment based on our estimate of the future value of the equipment at the end of the lease term or end of the equipment's estimated useful life. If the market value of leased equipment decreases at a rate greater than we projected, whether due to rapid technological or economic obsolescence, unusual wear and tear on the equipment, excessive use of the equipment, recession or other adverse economic conditions impacting supply and demand, it could adversely affect the current values or the residual values of such equipment.

Financial Reporting Risks

Accounting standards may change and increase our operating costs or otherwise adversely affect our results.

The Financial Accounting Standards Board ("FASB") and the SEC periodically modify the standards governing the preparation of our financial statements. The nature of these changes is not predictable and has impacted and could further impact how we record transactions in our financial statements, which has led to and could lead to material changes in assets, liabilities, stockholders' equity, revenues, expenses and net income. Implementation of new accounting rules or standards could additionally require us to implement technology changes which could impact ongoing earnings.

Our accounting policies and processes are critical to the reporting of our financial condition and results of operations. They require management to make estimates about matters that are uncertain, and such estimates may be materially different from actual results.

Accounting policies and processes are fundamental to how we record and report our financial condition and results of operations. Management must exercise judgment in selecting and applying many of these accounting policies and processes so they comply with GAAP. In some cases, management must select the accounting policy or method to apply from two or more alternatives, any of which may be reasonable under the circumstances, yet may result in us reporting materially different results than would have been reported under a different alternative.

Management has identified certain accounting policies as being critical because they require management to make difficult, subjective or complex conclusions about matters that are uncertain. Materially different amounts could be reported under different conditions or using different assumptions or estimates. Because of the uncertainty surrounding management's judgments and the estimates pertaining to these matters, we may be required to adjust accounting policies or restate prior period financial statements. Refer to "Critical Accounting Estimates" included in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations of this Annual Report on Form 10-K.

Our business is highly quantitative and requires widespread use of financial models for day-to-day operations; these models may produce inaccurate predictions that significantly vary from actual results, and we may rely on these inaccurate predictions in making decisions that ultimately adversely affect our business.

We rely on qualitative and quantitative models to measure risks and to estimate certain financial values. Such models may be used in many processes including, but not limited to, the pricing of various products and services, classifications of loans, setting interest rates on loans and deposits, quantifying interest rate and other market risks, forecasting losses, measuring capital adequacy and calculating economic and regulatory capital levels. Models may also be used to estimate the value of financial instruments and balance sheet items. Inaccurate or erroneous models present the risk that business decisions relying on the models will prove inefficient, ineffective or harmful to us. Additionally, information we provide to our investors and regulators may be negatively impacted by inaccurately designed or implemented models. For further information on risk monitoring, refer to the "Risk Management" section included in Item 7A. Quantitative and Qualitative Disclosure about Market Risk of this Annual Report on Form 10-K.

We may fail to maintain an effective system of internal control over financial reporting, which could hinder our ability to prevent fraud and provide reliable financial reports to key stakeholders.

We must have effective internal controls over financial reporting in order to provide reliable financial reports, to effectively prevent fraud and to operate successfully as a public company. If we are unable to provide reliable financial reports or prevent fraud, our reputation and operating results will be harmed and we may violate regulatory requirements or otherwise become subject to legal liability. We may discover material weaknesses or significant deficiencies requiring remediation, which would require additional expense and diversion of management attention, among other consequences. A "material weakness" is a deficiency, or a combination of deficiencies, in internal controls over financial reporting such that there is a reasonable possibility that a material misstatement of a company's annual or interim financial statements will not be prevented or detected on a timely basis.

Any failure to maintain effective internal controls or to implement any necessary improvement of our internal controls in a timely manner could, among other things, result in losses from fraud or error, harm our reputation or cause investors to lose confidence in our reported financial information, each of which could have a material adverse effect on our results of operations and financial condition and the market value of our common stock.

The SVBB Acquisition has been accounted for under the purchase method of accounting and is based upon a preliminary valuation that involves significant estimates that are subject to change.

As required by GAAP, the SVBB Acquisition was accounted for under the purchase method of accounting and is based upon a preliminary valuation that involves significant estimates that are subject to change. The opening balances of acquired assets and assumed liabilities in connection with the SVBB Acquisition have been recorded at estimated fair value based on information currently available to us. In developing these fair value estimates, management was required to make significant estimates involving, among other things, the assigned risk ratings to loans based on credit quality, appraisals and estimated collateral values, estimated expected cash flows and appropriate liquidity and discount rates. The loans purchased in connection with the SVBB Acquisition have credit profiles that differ from most banking companies. For example, many of the legacy Silicon Valley Bank loans acquired were made to early-stage, privately held companies with modest or negative cash flows and/or no established record of profitable operations. In addition, a significant portion of the loans were comprised of larger loans equal to or greater than $20 million, and collateral for many of the legacy Silicon Valley Bank loans in the technology, life science and healthcare industries include intellectual property and other intangible assets, which are difficult to value and not readily salable in the case of default. Furthermore, the receivables from the FDIC for the commercial shared loss agreement involve significant estimates that involve uncertainty. In addition, the core deposit intangibles were valued using the after-tax cost savings method under the income approach. This method estimates the fair value by discounting to present value the favorable funding spread attributable to the core deposit balances over their estimated average remaining lives. The valuation considered a dynamic approach to interest rates and alternative cost of funds. The favorable funding spread is calculated as the difference in the alternative cost of funds and the net deposit cost.

The estimates used in creating the preliminary fair value estimates of the assets acquired and liabilities assumed may change as additional information becomes available, which could lead to changes in our fair value estimates. We continue to review information relating to events or circumstances existing at the SVBB Acquisition Date that could impact the preliminary fair value estimates. Until management finalizes its fair value estimates for the acquired assets and assumed liabilities, the preliminary gain on acquisition can be updated for a period not to exceed one year following the SVBB Acquisition Date. The fair value measurements of certain other assets and liabilities are preliminary as we identify and assess information regarding the nature of these assets and liabilities and review the associated valuation assumptions and methodologies. The tax treatment of FDIC-assisted acquisitions is complex and subject to interpretations that may result in future adjustments of deferred taxes as of the SVBB Acquisition Date. As such, the amounts recorded for tax assets and liabilities are considered provisional as we continue to evaluate the nature and extent of permanent and temporary differences between the book and tax bases of the acquired assets and liabilities assumed, as well as the tax impact on the preliminary gain on acquisition.

Item 1C. Cybersecurity

Risk Management and Strategy

BancShares maintains robust processes for assessing, identifying, and managing material risks from cybersecurity threats that are integrated with our overall risk management program. As part of its cybersecurity risk management framework, BancShares leverages a Three Lines of Defense model (the "Three Lines Model") to promote clarity of roles and responsibilities in managing risk. Under the Three Lines Model, the ECSO led by our Chief Information Security Officer (the "CISO"), acts as a first line of defense and has primary responsibility for identifying, assessing, monitoring, and managing material risks from cybersecurity threats. Our CISO reports to our Chief Information & Operations Officer ("CIOO"), who reports directly to our Chief Executive Officer. As a part of the ECSO, Enterprise Incident Management ("EIM") maintains incident response playbooks (i.e., standard operating procedures) to identify, respond, classify, and analyze incidents and events in accordance with BancShares' Enterprise Severity Matrix, and our Security Operation Center identifies, assesses, manages, and monitors potential cybersecurity events with EIM. In addition, BancShares maintains a third-party risk management team tasked with evaluating, identifying, and managing risk from all third-party engagements, including from cybersecurity threats.

The second-line independent risk management, including compliance, enterprise risk management, and operational risk management, works with the first line ECSO to evaluate, assess, and manage material risks using an established Risk Appetite Framework that is designed to require that the cybersecurity organization appropriately document the current risk landscape and the activities undertaken to mitigate risk that falls outside of the enterprise risk tolerance. The third-line in the Three Lines Model is our internal audit team, which assesses the effectiveness of related controls.

We maintain processes for escalation from each line, including processes to report information to management, management-level committees and to committees of the Board and the Board as a whole, as appropriate. For example, Risk Appetite Statements, top risks, and issues are reported to the Management Committees and the Risk Committee of the Board to monitor progress, identify trends, and escalate issues.

BancShares follows a defense-in-depth and layered-control framework to protect the organization against cybersecurity threats and attacks. ECSO remains committed to maintaining and improving preventative and detective controls and enhancing our defenses in response to the evolving threat landscape. This mission is supported by policy, standards, and procedures which align to industry standards, including the National Institute of Standards and Technology Cybersecurity Framework, and are enforced through the firm's preventive and detective controls.

Additionally, BancShares has implemented a threat awareness program that includes cross-organizational information sharing capability for threat intelligence and membership and engagement with intelligence communities including the Financial Services Information Sharing and Analysis Center, Federal Bureau of Investigation, United States Department of Homeland Security, and others. BancShares also utilizes external experts and third-party assessors to maximize its risk intelligence coverage and management ability.

BancShares engages internal auditors, external assessors, and consultants to benchmark, scale, manage, and identify cybersecurity threats. Consultants also assess BancShares' cybersecurity systems and complete vulnerability testing. These groups assist the ECSO with cybersecurity risk management and identification.

The BancShares information security program continues to operate under heightened awareness due to industry threats and recent acquisitions. For more information regarding the risks we face from cybersecurity threats, refer to Item 1A. Risk Factors. Thus far, there have been no cybersecurity incidents that we have determined to have materially affected or to be reasonably likely to materially affect us, including with respect to our business, results of operations, or financial condition. The focus continues to be on monitoring the threat landscape and integration of entities.

Governance
The Board retains supervisory oversight responsibility for the organization and its activities, including enterprise risk management and cybersecurity threats, subject to the committee delegation described below. The Board conducts oversight of management through its subcommittees, presentations from senior leadership, and routine board-directed reporting to ensure management continues to operate and conduct business in alignment with Risk Appetite Statements.

Oversight of cybersecurity and the ECSO organization is the responsibility of the Risk Committee. The Risk Committee further oversees cybersecurity and other risks through a subcommittee, the Enterprise Risk Oversight Committee ("EROC"), as well as additional management-level subcommittees beneath the Risk Committee including the Technology & Security Risk Committee ("TSRC") and the Operational Risk Committee ("ORC" and, together with the EROC and TSRC, the "Management Committees"). Management Committees, which include as members the CISO and other cybersecurity leadership, have clear lines of communication with the Board and its committees. The Management Committees are designed with a purpose-driven scope and decision-making authority and are required to provide the Board with regular reporting of management's current business activities and the potential risk associated with those activities. Management Committees are informed by EIM following the incident management process as per internal policies and standards.

In addition, the Audit Committee of the Board (the "Audit Committee") monitors internal audit's coverage of cybersecurity governance, risks, and related controls, including any identified deficiencies, from cybersecurity or other risks, that could adversely affect the ability to record, process, summarize, and report financial data. The Risk Committee coordinates with Audit Committee for review of information security matters, as needed.

The Board may from time to time create informal working groups to enable deeper and more detailed discussions related to our technology needs and investments and inform the Board on cybersecurity risks, among other topics. For example, our Board recently established and authorized a Task Force on Technology (the "Task Force") to assist and support the Board in a strategic review of the role of technology in our operations, our current and future investments in technology resources, and the current board oversight of risk, governance, and controls surrounding technology and cybersecurity. The Task Force is comprised of members of the Board, working closely with management, including the CIOO.

The CISO is responsible for assessing and managing material cyber risks. His expertise with assessing and managing material cyber risks is based on more than 20 years of cybersecurity experience with prior roles as a CISO and Global Head of Operations. The CISO is informed about and monitors the prevention, detection, mitigation, and remediation of cybersecurity by the ECSO through regular reporting and escalations, as required. He, the CIOO, and others report information about material risks from cybersecurity threats to the Board or a committee or subcommittee of the Board, as described below.

The Risk Committee receives information on cybersecurity risk, including risk appetite utilization, breaches and emerging risks, and the control environment, directly or indirectly, from various sources, including each of the CISO, the EROC, Management Committees, the Task Force, the TSRC and the ORC. Additionally, the Risk Committee reviews BancShares' information security policies and program with a focus on whether they are appropriate to protect data, records, and proprietary information of BancShares as well as that of its customers and employees.

Item 2. Properties

We are headquartered in a nine-story building with approximately 163,000 square feet that is located in Raleigh, North Carolina, which is owned by FCB. In addition, FCB owns and occupies two separate facilities in Raleigh as well as a facility in Columbia, South Carolina, which serve as data and operations centers. The addition of SVBB in 2023 and CIT in 2022 primarily increased leased space, as both occupied office space and a branch network. As of December 31, 2023, FCB operated more than 600 branches and offices throughout the United States. FCB owns many of our branch buildings and leases other facilities from third parties. We believe that these properties are in good condition and well maintained, and are suitable and adequate for our business needs.

Additional information relating to leased office space is set forth in Note 6—Leases and additional information relating to premises and equipment is set forth in Note 7—Premises and Equipment, of BancShares' Notes to Consolidated Financial Statements.

Item 3. Legal Proceedings

The Parent Company and certain of its subsidiaries are named as defendants in various legal actions arising from our normal business activities in which damages in various amounts were claimed. Although the amount of any ultimate liability with respect to those matters cannot be determined, in the opinion of management, no legal actions currently exist that would be material to BancShares' consolidated financial statements. Additional information relating to legal proceedings is set forth in Note 24—Commitments and Contingencies, of BancShares' Notes to Consolidated Financial Statements.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Parent Company has two classes of common stock—Class A common stock and Class B common stock. Shares of Class A common stock have one vote per share, while shares of Class B common stock have 16 votes per share. The Class A common stock is listed on the Nasdaq Global Select Market under the symbol FCNCA. The Class B common stock is traded on the over-the-counter market and quoted on the OTC Pink Market under the symbol FCNCB. As of February 16, 2024, there were aggregates of 986 and 134 active holders of record and individual participants in securities position listings with respect to the Class A common stock and Class B common stock, respectively. The market volume for Class B common stock is extremely limited. On many days there is no trading and, to the extent there is trading, it is generally low volume. Over-the-counter market quotations for BancShares Class B common stock represent inter-dealer prices without retail markup, markdown or commissions, and may not represent actual transaction prices.

The average monthly trading volume for the Class A common stock was 1,423,077 shares during the fourth quarter of 2023 and 2,468,115 shares for the year ended December 31, 2023. The Class B common stock monthly trading volume averaged 1,150 shares during the fourth quarter of 2023 and 1,838 shares for the year ended December 31, 2023.

There were no repurchases of our stock during the three months ended December 31, 2023.

The graph and table below compare the cumulative total shareholder return ("CTSR") of our Class A common stock to selected industry and broad-market indices. The broad-market index comparison is to the Nasdaq US Benchmark Total Return Index and the industry index comparison is to the KBW Nasdaq Bank Total Return Index, which is composed of the largest banking companies and includes all money center banks and regional banks. Each trend line assumes $100 was invested on December 31, 2018, and dividends were reinvested for additional shares.

The performance graph represents past performance and should not be considered to be an indication of future performance.

CTSR Total Returns



	2018	2019	2020	2021	2022	2023
FCNCA	$ 100	$ 142	$ 153	$ 221	$ 203	$ 379
Nasdaq US Benchmark TR	100	131	159	200	161	203
KBW Nasdaq Bank Total Return Index	100	136	122	169	133	132

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's discussion and analysis ("MD&A") of earnings and related financial data is presented to assist in understanding BancShares' financial condition and results of operations. Unless otherwise noted, the terms "we," "us," "our," and "BancShares" in this MD&A refer to our consolidated financial condition and results of operations.

This MD&A is expected to provide our investors with a view of our financial condition and results of operations from our management's perspective. This MD&A should be read in conjunction with the audited consolidated financial statements and Notes to the Consolidated Financial Statements in Item 8. Financial Statements and Supplementary Data, of this Annual Report on Form 10-K. Throughout this MD&A, references to a specific "Note" refer to Notes to the Consolidated Financial Statements.

Intercompany accounts and transactions have been eliminated. Although certain amounts for prior years have been reclassified to conform with financial statement presentations for 2023, the reclassifications had no effect on stockholders' equity or net income as previously reported. Refer to Note 1—Significant Accounting Policies and Basis of Presentation.

Management uses certain non-GAAP financial measures in its analysis of the financial condition and results of operations of BancShares. See the "Non-GAAP Financial Measurements" section of this MD&A for a reconciliation of these financial measures to the most directly comparable financial measures in accordance with GAAP.

On March 27, 2023, we completed the SVBB Acquisition. The SVBB Acquisition is described further below in the "Significant Events in 2023" section of this MD&A and in Note 2—Business Combinations.

BancShares' financial data for periods prior to the SVBB Acquisition does not include any amounts related to SVBB and, therefore, may not be directly comparable to financial data as of or for the year ended December 31, 2023. The SVBB Acquisition is a primary reason for many of the increases in 2023 compared to 2022 as discussed below in the "Results of Operations" and "Balance Sheet" sections of this MD&A.

Comparisons of the financial data as of and for the years ended December 31, 2022 and 2021 are contained in Item 7. of BancShares' Annual Report on Form 10-K as of and for the year ended December 31, 2022 filed with the SEC on February 24, 2023 and available through FCB's investor relations website www.ir.firstcitizens.com or the SEC's EDGAR database.

EXECUTIVE OVERVIEW

Key Strategic Objectives

BancShares defines strategic priorities to further our vision and align goals to drive productivity throughout the organization. Our strategic priorities center around the themes summarized below.

- *Client-focused business model*
  ◦ Maximize growth opportunities in our primary lines of business and optimize funding through core deposit growth.
  ◦ Deliver specialized business solutions to our customers.
  ◦ Remain a key partner to the innovation economy.
- *Talent and culture*
  ◦ Attract, retain and develop associates who align with our long-term direction and culture, while scaling for continued growth.
  ◦ Continue to build a leading culture based on behaviors that demonstrate our values.
- *Operational efficiency*
  ◦ Execute integration related to the SVBB Acquisition to optimize revenue and deliver synergies, while retaining and growing our client base.
  ◦ Remain focused on balance sheet management to optimize our long-term liquidity position.
- *Regulatory readiness*
  ◦ Support regulatory readiness and successfully address enhanced regulatory requirements.
  ◦ Continue to enhance the compliance program to support compliance and position BancShares for future growth.

Significant Events in 2023

SVBB Acquisition

Significant financial impacts of the SVBB Acquisition are summarized below:
- The fair value of total assets acquired was $107.54 billion, which mainly consisted of approximately $68.47 billion of loans and $35.31 billion of cash and interest-earning deposits at banks.
- The fair value of deposits assumed was $56.01 billion.
- The core deposit intangible was $230 million.
- The preliminary after tax gain on acquisition was $9.81 billion, representing the excess of the net assets acquired over the purchase price.
- The purchase price consideration included the Purchase Money Note payable to the FDIC with an estimated fair value of $35.81 billion, which represents the book value of net assets acquired less the asset discount of $16.45 billion and the fair value discount of $264 million on the Purchase Money Note.

The SVBB Acquisition is further discussed in Note 2—Business Combinations.

Segment Updates

In conjunction with the SVBB Acquisition, BancShares added the SVB segment. Prior periods were not impacted by this update. Information about our segments is included in Note 23—Business Segment Information and in the section entitled "Results by Business Segment" in this MD&A.

Recent Economic and Industry Developments

During the first half of 2023, the FOMC continued to raise its target for the federal funds rate in an effort to combat inflation. The FOMC raised interest rates at each of its January, March, May and July meetings by 25 bps. However, the FOMC did not raise interest rates during its June, September and December meetings, and the benchmark federal funds rate was maintained at a range between 5.25% - 5.50%. Although future rate hikes are possible, there is optimism that the FOMC's interest rate is likely at or near its peak for this tightening cycle, and the Federal Reserve has signaled it may cut rates in 2024.

The FOMC reported that it will continue to monitor economic and financial market developments and the effects of their earlier rate increases in determining the extent to which additional policy firming may be appropriate to return inflation to 2% over time. Although the FOMC has made progress combating inflation, efforts to control inflation have raised concerns over the possibility of a recession. In addition, geopolitical events, including the ongoing conflicts in Ukraine and the Middle East are likely to maintain upward pressure on inflation and weigh on economic activity. Also, mortgage rates increased during 2023 and mortgage demand from homebuyers softened. The timing and impact of inflation, volatility in the stock market, rising interest rates, and a possible recession will depend on future developments, which are highly uncertain and difficult to predict.

Early in 2023, the banking industry experienced increased volatility, resulting in the failure of multiple regional banking institutions. These failures have increased industry concerns related to capital and liquidity, deposit outflows, uninsured deposit concentrations, and unrealized losses on investment securities. More recently, there is growing concern in the banking industry about the exposure to certain sectors of CRE, and credit trends in these exposures may deteriorate.

The federal banking agencies issued several notices of proposed rulemaking ("NPR"), that if and/or when finalized, may impact BancShares and FCB. The FDIC finalized an NPR covering a special assessment to recover losses associated with protecting uninsured depositors following the closures of Silicon Valley Bank, Signature Bank, and First Republic Bank. The federal banking agencies issued an NPR covering enhanced capital requirements and one discussing the requirement to maintain a certain level of long-term debt. These NPRs are discussed above in Item 1. Business of this Annual Report on Form 10-K, in the section entitled "Regulatory Considerations."

Financial Performance Summary

The following tables in this MD&A include financial data for the years ended December 31, 2023 (the "current year"), December 31, 2022 (the "prior year"), and December 31, 2021. Financial position data includes balances as of December 31, 2023, 2022, and 2021. As mentioned above, we focus our discussion on trends for 2023 compared to 2022.

The SVBB Acquisition is a primary reason for many of the increases in 2023 compared to 2022 as discussed below and in the "Results of Operations" and "Balance Sheet" sections of this MD&A.

The following table summarizes BancShares' results in accordance with GAAP, unless otherwise noted. Refer to the section entitled "Non-GAAP Financial Measurements" at the end of this MD&A for a reconciliation of non-GAAP measures to the most directly comparable GAAP measures.

Table 1
Selected Financial Data

dollars in millions, except share data	Year Ended December 31,					
		2023		2022		2021
Results of Operations:						
Interest income	$	10,391	$	3,413	$	1,451
Interest expense		3,679		467		61
Net interest income		6,712		2,946		1,390
Provision (benefit) for credit losses		1,375		645		(37)
Net interest income after provision for credit losses		5,337		2,301		1,427
Noninterest income		12,075		2,136		508
Noninterest expense		5,335		3,075		1,234
Income before income taxes		12,077		1,362		701
Income tax expense		611		264		154
Net income		11,466		1,098		547
Preferred stock dividends		59		50		18
Net income available to common stockholders	$	11,407	$	1,048	$	529
Per Common Share Information:						
Average diluted common shares outstanding		14,539,613		15,549,944		9,816,405
Earnings per diluted common share	$	784.51	$	67.40	$	53.88
Key Performance Metrics:						
Return on average assets		5.90 %		1.01 %		1.00 %
Net interest margin [1]		3.92		3.16		2.68
Select Average Balances:						
Investment securities	$	23,112	$	19,166	$	10,611
Total loans and leases [2]		119,234		67,787		32,860
Operating lease equipment, net		8,495		7,982		—
Total assets		194,281		108,915		54,983
Total deposits		130,590		89,916		48,258
Total stockholders' equity		17,937		10,276		4,461
Select Ending Balances:						
Investment securities	$	29,999	$	19,369	$	13,110
Total loans and leases		133,302		70,781		32,372
Operating lease equipment, net		8,746		8,156		—
Total assets		213,758		109,298		58,309
Total deposits		145,854		89,408		51,406
Total stockholders' equity		21,255		9,662		4,738
Loan to deposit ratio		91.39 %		79.17 %		62.97 %
Noninterest-bearing deposits to total deposits		27.29		27.87		41.64
Capital Ratios:						
Common equity Tier 1		13.36 %		10.08 %		11.50 %
Tier 1 risk-based capital		13.94		11.06		12.47
Total risk-based capital		15.75		13.18		14.35
Tier 1 leverage		9.83		8.99		7.59
Asset Quality:						
Ratio of nonaccrual loans to total loans		0.73 %		0.89 %		0.37 %
Allowance for loan and lease losses to loans ratio		1.31		1.30		0.55
Net charge off ratio		0.47		0.12		0.03

[1] Calculated net of average credit balances and deposits of factoring clients.
[2] Average loan balances include loans held for sale and nonaccrual loans.

Income Statement Highlights

- *Net income* for the current year was $11.47 billion, an increase of $10.37 billion from $1.10 billion for the prior year. Net income available to common stockholders for the current year was $11.41 billion, an increase of $10.36 billion from $1.05 billion for the prior year. The increases were primarily related to the preliminary gain on the SVBB Acquisition, which was $9.38 billion higher than the gain on the CIT Merger, and higher net interest income. The increases were partially offset by higher noninterest expense, income tax expense, and the provision for Non-Purchased Credit Deteriorated ("Non-PCD") loans and leases (the "day 2 provision for loan and lease losses") and the provision for off-balance sheet credit exposures acquired in the SVBB Acquisition (the "day 2 provision for off-balance sheet credit exposure" and, collectively with the day 2 provision for allowance and lease losses, the "day 2 provisions for credit losses"). Net income per diluted common share for the current year was $784.51, an increase from $67.40 for the prior year.

- The current year included the following select items:
    - a preliminary after tax gain of $9.81 billion on the SVBB Acquisition,
    - day 2 provisions for credit losses of $716 million related to the SVBB Acquisition,
    - acquisition-related expenses of $470 million, and
    - an FDIC insurance special assessment of $64 million.

- The prior year included the following select items:
    - a gain of $431 million on the CIT Merger,
    - day 2 provisions for credit losses of $513 million related to the CIT Merger,
    - acquisition-related expenses of $231 million, and
    - a reduction in other noninterest expense of $27 million for the termination of certain legacy CIT retiree benefits, reflecting amounts previously accrued.

- *Return on average assets* for the current year was 5.90% compared to 1.01% for the prior year. The increase was primarily related to higher net income described above.

- *Net interest income* ("NII") for the current year was $6.71 billion, an increase of $3.77 billion or 128% from $2.95 billion for the prior year. This increase was primarily related to the loans and interest-earning deposits at banks acquired in the SVBB Acquisition, higher purchase accounting accretion for loans, higher interest income from organic loan growth and a larger investment portfolio, and higher yields from interest rate increases. The increases in interest income were partially offset by higher deposit costs, reflecting increased rates and a higher average balance (due to the SVBB Acquisition and deposit growth in the Direct Bank), and higher borrowing costs (primarily due to the Purchase Money Note).

- *Net interest margin ("NIM")* for the current year was 3.92%, an increase of 76 bps compared to 3.16% for the prior year. The increase in NIM was related to the increases in NII discussed above.

- *Provision for credit losses* for the current year was $1.38 billion, an increase of $730 million or 113% from $645 million for the prior year. The increase was primarily related to the provision for loans and leases as a result of higher net charge-offs, as further discussed in the ALLL section of this MD&A, higher loan and lease balances, and the day 2 provisions for credit losses (which were $203 million higher in the SVBB Acquisition compared to the CIT Merger).

- *Noninterest income* for the current year was $12.08 billion, an increase of $9.94 billion from $2.14 billion for the prior year. The increase was primarily related to the higher preliminary gain on acquisition discussed above and increases in client investment fees, international fees, and fee income and other service charges as a result of the SVBB Acquisition. Service charges on deposit accounts also increased, mainly due to deposit growth.

- *Noninterest expense* for the current year was $5.34 billion, an increase of $2.26 billion or 74% from $3.08 billion for the prior year. The increase was primarily related to higher salaries and benefits and acquisition-related expenses resulting from the SVBB Acquisition.

Refer to the "Results of Operations" section of this MD&A for further discussion.

Balance Sheet Highlights

- *Total loans and leases* at December 31, 2023 were $133.30 billion, an increase of $62.52 billion or 88% from $70.78 billion at December 31, 2022. The increase was primarily related to SVB segment loans of $55.01 billion as of December 31, 2023, along with organic loan growth in the General and Commercial Banking segments. While SVB segment loans declined subsequent to the SVBB Acquisition, mostly concentrated in the Global Fund Banking loan portfolio, this was offset by business and commercial loan growth in the General Banking segment and growth in the Commercial Banking segment across certain industry verticals.

- *Total investment securities* at December 31, 2023 were $30.00 billion, an increase of $10.63 billion or 55% from $19.37 billion at December 31, 2022. The increase was primarily due to purchases of short-duration U.S. Treasuries and U.S. agency mortgage-backed investment securities available for sale.

- *Total deposits* at December 31, 2023 were $145.85 billion, an increase of $56.45 billion or 63% from $89.41 billion at December 31, 2022. The increase from December 31, 2022 included $38.48 billion of SVB segment deposits as of December 31, 2023 and strong deposit growth in the Direct Bank, which is reported in the General Banking segment. Trends in SVB segment deposits are discussed below.

- *Total borrowings* at December 31, 2023 were $37.65 billion, an increase of $31.01 billion from $6.65 billion at December 31, 2022. The increase was mainly due to the Purchase Money Note of $35.85 billion as of December 31, 2023 as discussed in Note 2—Business Combinations, partially offset by repayments of FHLB borrowings.

- At December 31, 2023, BancShares remained well capitalized with a total risk-based capital ratio of 15.75%, a Tier 1 risk-based capital ratio of 13.94%, a common equity Tier 1 ratio of 13.36% and a Tier 1 leverage ratio of 9.83%.

Funding, Liquidity and Capital Overview

Deposit Composition

We fund our business primarily through deposits. Deposits represented approximately 79.5% of total funding at December 31, 2023. The following table summarizes the composition, average size and uninsured percentages of our deposits.

Table 2
Select Deposit Data

	Deposits as of December 31, 2023		
	Ending Balance (in millions)	Average Size (in thousands)	Uninsured %
General Banking segment	$ 102,647	$ 38	24 %
Commercial Banking segment	3,228	272	86
SVB segment	38,477	308	71
Rail segment and Corporate	1,502	n/m	4
Total	$ 145,854	52	37

The General Banking segment includes deposits from our branch network, which deploys a relationship-based approach to deposit gathering. The remaining deposits in the General Banking segment are primarily related to the Direct Bank, a nationwide digital bank, which enables us to increase deposits to meet the needs of our business, albeit at a higher incremental cost compared to the branch network. The Commercial Banking segment includes deposits of commercial customers, and the SVB segment includes deposits related to the SVBB Acquisition. The remainder of deposits primarily include brokered deposits of $1.49 billion in Corporate and $13 million of deposits in the Rail segment.

As displayed in the table above, the average size of deposits varies across our business segments. The uninsured data represents the percentage of deposits in the respective segments and Corporate. At December 31, 2023, total uninsured deposits were approximately $54.15 billion or 37% of total deposits. This represents an increase in uninsured deposits from $29.13 billion or 33% of total deposits at December 31, 2022 due to deposits in the SVB segment, which have higher average account balance.

Deposit Trends

Table 3
Deposit Trends

(dollars in millions)	Deposit Balance							
							Acquisition Date	
	December 31, 2023	September 30, 2023	June 30, 2023	April 28, 2023	April 14, 2023	March 31, 2023	March 27, 2023	December 31, 2022
SVB segment	$ 38,477	$ 39,970	$ 40,860	$ 41,425	$ 41,336	$ 49,259	$ 56,014	$ —
General Banking, Commercial Banking, and Rail segments and Corporate	107,377	106,263	100,304	92,447	92,149	90,791	—	89,408
Total deposits	$ 145,854	$ 146,233	$ 141,164	$ 133,872	$ 133,485	$ 140,050		$ 89,408

SVB deposits declined from $56.01 billion at the SVBB Acquisition Date to $49.26 billion at March 31, 2023. As shown in the table above, SVB deposits began to stabilize in the second quarter. The table above also indicates that aggregate deposits for the General Banking, Commercial Banking, and Rail segments and Corporate increased during 2023, primarily from deposit growth in the Direct Bank, which is included in the General Banking segment.

Liquidity Position

We strive to maintain a strong liquidity position, and our risk appetite for liquidity is low. At December 31, 2023, liquidity metrics remained strong as we had $57.28 billion in liquid assets consisting of $32.69 billion in cash and interest-earning deposits at banks (primarily held at the Federal Reserve) and $24.59 billion in high-quality liquid securities. We have unused borrowing capacity with the FHLB and Federal Reserve of $13.62 billion and $5.12 billion, respectively.

FCB and the FDIC, as lender and as collateral agent, also entered into the Advance Facility Agreement, dated as of March 27, 2023, and effective as of November 20, 2023, providing total advances available through March 27, 2025 of up to $70 billion, subject to limits subsequently described in this MD&A as referenced below, solely to provide liquidity to offset deposit withdrawal or runoff of former SVBB deposit accounts and to fund the unfunded commercial lending commitments acquired in the SVBB Acquisition. The immediate available capacity of the Advance Facility Agreement was $15.11 billion at December 31, 2023. Refer to the “Liquidity Risk” section of this MD&A for further discussion.

Investment Securities Duration

At December 31, 2023, our investment securities portfolio primarily consisted of debt securities available for sale and held to maturity as summarized below. The duration of our investment securities was approximately 2.9 years at December 31, 2023. The investment securities available for sale portfolio had an average duration of 2.2 years and the held to maturity portfolio had an average duration of 4.4 years. Refer to the “Interest-earning Assets - Investment securities” section of this MD&A and Note 3—Investment Securities for further information.

Table 4
Investment Securities

dollars in millions	December 31, 2023			
	Composition[(1)]	Amortized cost	Fair value	Fair value to cost
Total investment securities available for sale	69.8 %	$ 20,688	$ 19,936	96.4 %
Total investment securities held to maturity	29.9	9,979	8,503	85.2
Investment in marketable equity securities	0.3	75	84	112.0
Total investment securities	100 %	$ 30,742	$ 28,523	

(1) *Calculated as a percentage of the total fair value of investment securities.*

Capital Position

Our capital position remains strong, and all Regulatory Capital Ratios for BancShares and FCB significantly exceed the PCA well capitalized thresholds and Basel III Requirements as further discussed in the “Capital” section of this MD&A and Note 19—Regulatory Capital.

RESULTS OF OPERATIONS

NET INTEREST INCOME AND NET INTEREST MARGIN

NII is affected by changes in interest rates and changes in the amount and composition of interest-earning assets and interest-bearing liabilities. The following tables present the average balances, yields on interest-earning assets, rates on interest-bearing liabilities, and changes in NII due to changes in: (i) volume (average balances of interest-earning assets and interest-bearing liabilities) and (ii) yields or rates.

- The change in NII due to volume is calculated as the change in average balance multiplied by the yield or rate from the prior period.
- The change in NII due to yield or rate is calculated as the change in yield or rate multiplied by the average balance from the prior period.
- The change in NII due to rate/volume change (i.e., portfolio mix) is calculated as the change in rate multiplied by the change in volume. This component is allocated between the changes in NII due to volume and yield or rate based on the ratio each component bears to the absolute value of their total.
- Tax equivalent NII was not materially different from NII, therefore we present NII in our analysis.

Table 5
Average Balances and Rates

dollars in millions

| | Year Ended | | | | | | Change in NII Due to: | | |
| | December 31, 2023 | | | December 31, 2022 | | | | | |
	Average Balance	Income / Expense	Yield / Rate	Average Balance	Income / Expense	Yield / Rate	Volume[1]	Yield / Rate[1]	Total Change
Loans and leases [1][2]	$ 117,708	$ 8,187	6.95 %	$ 66,303	$ 2,953	4.45 %	$ 3,035	$ 2,199	$ 5,234
Investment securities	23,112	640	2.77	19,166	354	1.85	84	202	286
Securities purchased under agreements to resell	161	8	5.20	—	—	—	8	—	8
Interest-earning deposits at banks	29,790	1,556	5.22	7,726	106	1.38	733	717	1,450
Total interest-earning assets [2]	$ 170,771	$ 10,391	6.08 %	$ 93,195	$ 3,413	3.66 %	$ 3,860	$ 3,118	$ 6,978
Operating lease equipment, net	$ 8,495			$ 7,982					
Cash and due from banks	879			512					
Allowance for loan and lease losses	(1,495)			(875)					
All other noninterest-earning assets	15,631			8,101					
Total assets	$ 194,281			$ 108,915					
Interest-bearing deposits									
Checking with interest	$ 22,296	$ 402	1.80 %	$ 16,323	$ 29	0.18 %	$ 14	$ 359	$ 373
Money market	27,567	618	2.24	23,949	125	0.52	22	471	493
Savings	26,121	963	3.69	14,392	117	0.81	158	688	846
Time deposits	14,946	514	3.44	8,934	64	0.72	68	382	450
Total interest-bearing deposits	90,930	2,497	2.75	63,598	335	0.53	262	1,900	2,162
Borrowings:									
Securities sold under customer repurchase agreements	455	2	0.35	590	1	0.19	—	1	1
Short-term FHLB borrowings	108	5	4.79	824	28	3.35	(32)	9	(23)
Short-term borrowings	563	7	1.20	1,414	29	2.03	(32)	10	(22)
Federal Home Loan Bank borrowings	2,307	120	5.22	1,414	43	3.01	35	42	77
Senior unsecured borrowings	608	14	2.21	1,348	25	1.89	(15)	4	(11)
Subordinated debt	1,043	39	3.65	1,056	33	3.15	—	6	6
Other borrowings	27,322	1,002	3.67	64	2	3.22	1,000	—	1,000
Long-term borrowings	31,280	1,175	3.75	3,882	103	2.66	1,020	52	1,072
Total borrowings	31,843	1,182	3.71	5,296	132	2.49	988	62	1,050
Total interest-bearing liabilities	$ 122,773	$ 3,679	3.00 %	$ 68,894	$ 467	0.68 %	$ 1,250	$ 1,962	$ 3,212
Noninterest-bearing deposits	$ 39,660			$ 26,318					
Credit balances of factoring clients	1,166			1,153					
Other noninterest-bearing liabilities	12,745			2,274					
Stockholders' equity	17,937			10,276					
Total liabilities and stockholders' equity	$ 194,281			$ 108,915					
Interest rate spread [2]			3.08 %			2.98 %			
Net interest income and net yield on interest-earning assets [2]		$ 6,712	3.92 %		$ 2,946	3.16 %			

[1] Loans and leases include Non-PCD and Purchase Credit Deteriorated ("PCD") loans, nonaccrual loans, and loans held for sale. Interest income on loans and leases includes accretion income and loan fees.

[2] The balance and rate presented is calculated net of average credit balances and deposits of factoring clients.

2023 compared to 2022

- NII for the current year was $6.71 billion, an increase of $3.77 billion or 128% from $2.95 billion for the prior year. As discussed below, this increase was primarily due to the SVBB Acquisition as well as the higher rate environment.

  ◦ Interest income earned on loans and leases for the current year was $8.19 billion, an increase of $5.23 billion or 177% from $2.95 billion for the prior year. The increase included a higher average loan and lease balance and benefited from the rising interest rate environment during 2023. The average loan balance increase reflected the SVBB Acquisition and loan growth in the General and Commercial Banking segments. The higher yield was due to multiple interest rate increases during 2023. In addition, purchase accounting accretion for loans was $733 million in the current year compared to $27 million in the prior year.

  ◦ Interest income earned on investment securities for the current year was $640 million, an increase of $286 million or 81% from $354 million for the prior year. The increase was due to higher reinvestment rates and a higher average balance.

  ◦ Interest income earned on interest-earning deposits at banks for the current year was $1.56 billion, an increase of $1.45 billion from $106 million for the prior year. The increase was fairly balanced between the impact from the higher average balance and from the higher federal funds rate. The higher average balance reflected the impact of the SVBB Acquisition.

  ◦ Interest expense on interest-bearing deposits for the current year was $2.50 billion, an increase of $2.16 billion from $335 million for the prior year, reflecting higher deposit rates as we maintained competitive rates offered to customers, higher average balances due to the SVBB Acquisition, and organic growth, primarily in savings accounts in the Direct Bank.

  ◦ Interest expense on borrowings for the current year was $1.18 billion, an increase of $1.05 billion from $132 million for the prior year, primarily due to the impact of the Purchase Money Note related to the SVBB Acquisition and higher rates for FHLB borrowings. In March of 2023, we increased FHLB borrowings to improve liquidity in light of market conditions that led to bank failures. We repaid all outstanding FHLB advances in the second and third quarters of 2023 as we continuously rebalanced our funding profile to match our funding needs. Refer to the "Interest-Bearing Liabilities – Borrowings" section in this MD&A for further discussion of FHLB borrowings.

- NIM for the current year was 3.92%, an increase of 76 bps from 3.16% for the prior year. As discussed above, the benefit of the rising interest rate environment on our interest-earning assets and higher loan accretion exceeded the impacts of higher interest expense on interest-bearing deposits and borrowings.

- Average interest-earning assets for the current year were $170.77 billion, an increase of $77.58 billion from $93.20 billion for the prior year, primarily reflecting increases noted above in average loans and leases, investment securities, and interest-earning deposits at banks.

- Average interest-bearing liabilities for the current year were $122.77 billion, an increase of $53.88 billion from $68.89 billion for the prior year, reflecting higher average balances for both deposits and borrowings. The average rate paid on interest-bearing liabilities for the current year was 3.00%, an increase of 232 bps from 0.68% for the prior year, reflecting the higher interest rate environment and the Purchase Money Note.

Table 6
Average Balances and Rates

dollars in millions

| | Year Ended | | | | | | Change in NII Due to: | | |
| | December 31, 2022 | | | December 31, 2021 | | | | | |
	Average Balance	Income / Expense	Yield / Rate	Average Balance	Income / Expense	Yield / Rate	Volume[1]	Yield / Rate[1]	Total Change
Loans and leases [1][2]	$ 66,303	$ 2,953	4.45 %	$ 32,860	$ 1,295	3.94 %	$ 1,470	$ 188	$ 1,658
Investment securities	19,166	354	1.85	10,611	145	1.37	145	64	209
Interest-earning deposits at banks	7,726	106	1.38	8,349	11	0.13	(1)	96	95
Total interest-earning assets [2]	$ 93,195	$ 3,413	3.66 %	$ 51,820	$ 1,451	2.80 %	$ 1,614	$ 348	$ 1,962
Operating lease equipment, net	$ 7,982			$ —					
Cash and due from banks	512			350					
Allowance for loan and lease losses	(875)			(202)					
All other noninterest-earning assets	8,101			3,015					
Total assets	$ 108,915			$ 54,983					
Interest-bearing deposits									
Checking with interest	$ 16,323	$ 29	0.18 %	$ 11,258	$ 6	0.05 %	$ 3	$ 20	$ 23
Money market	23,949	125	0.52	9,708	10	0.10	29	86	115
Savings	14,392	117	0.81	3,847	1	0.03	13	103	116
Time deposits	8,934	64	0.72	2,647	16	0.63	45	3	48
Total interest-bearing deposits	63,598	335	0.53	27,460	33	0.12	90	212	302
Borrowings:									
Securities sold under customer repurchase agreements	590	1	0.19	660	1	0.20	—	—	—
Short-term FHLB borrowings	824	28	3.35	—	—	—	28	—	28
Short-term borrowings	1,414	29	2.03	660	1	0.20	28	—	28
Federal Home Loan Bank borrowings	1,414	43	3.01	648	8	1.30	17	18	35
Senior unsecured borrowings	1,348	25	1.89	—	—	—	25	—	25
Subordinated debt	1,056	33	3.15	498	18	3.36	16	(1)	15
Other borrowings	64	2	3.22	80	1	1.25	—	1	1
Long-term borrowings	3,882	103	2.66	1,226	27	2.13	58	18	76
Total borrowings	5,296	132	2.49	1,886	28	1.45	86	18	104
Total interest-bearing liabilities	$ 68,894	$ 467	0.68 %	$ 29,346	$ 61	0.21 %	$ 176	$ 230	$ 406
Noninterest-bearing deposits	$ 26,318			$ 20,798					
Credit balances of factoring clients	1,153			—					
Other noninterest-bearing liabilities	2,274			378					
Stockholders' equity	10,276			4,461					
Total liabilities and stockholders' equity	$ 108,915			$ 54,983					
Interest rate spread [2]			2.98 %			2.59 %			
Net interest income and net yield on interest-earning assets [2]		$ 2,946	3.16 %		$ 1,390	2.68 %			

[1] Loans and leases include Non-PCD and PCD loans, nonaccrual loans, and loans held for sale. Interest income on loans and leases includes accretion income and loan fees.

[2] The balance and rate presented is calculated net of average credit balances and deposits of factoring clients.

The following table includes the average interest-earning assets by category. The increase in interest-earning deposits at banks is due to the SVBB Acquisition.

Table 7
Average Interest-earning Asset Mix

| | % of Average Interest-earning Assets | | |
| | Year Ended December 31, | | |
	2023	**2022**	**2021**
Loans and leases	69 %	71 %	63 %
Investment securities	14	21	21
Interest-earning deposits at banks	17	8	16
Total interest-earning assets	100 %	100 %	100 %

The following table shows our average funding mix. The change from the prior year reflects the Purchase Money Note related to the SVBB Acquisition.

Table 8
Average Interest-bearing Liability Mix

| | % of Average Interest-bearing Liabilities | | |
| | Year Ended December 31, | | |
	2023	**2022**	**2021**
Total interest-bearing deposits	74 %	92 %	94 %
Securities sold under customer repurchase agreements	—	1	—
Other short-term borrowings	—	1	2
Long-term borrowings	26	6	4
Total interest-bearing liabilities	100 %	100 %	100 %

PROVISION FOR CREDIT LOSSES

The provision for credit losses for the current year was $1.38 billion, an increase of $730 million or 113% from $645 million for the prior year. The provision for credit losses included the day 2 provisions for credit losses of $716 million related to the SVBB Acquisition, which was comprised of $462 million for the day 2 provision for loans and lease losses and $254 million for the day 2 provision for off-balance sheet credit exposure. The day 2 provisions for credit losses were higher for the SVBB Acquisition in the current year than for the CIT Merger in the prior year. The remaining increase was due to credit quality deterioration in certain commercial portfolios, particularly general office, increases in specific reserves in the investor dependent portfolio, and deterioration in the macroeconomic forecast.

The ALLL is further discussed in the "Critical Accounting Estimates" and "Credit Risk Management – Credit Risk – Allowance for Loan and Lease Losses" sections of this MD&A and in Note 5—Allowance for Loan and Lease Losses.

Table 9
Provision for Credit Losses

| *dollars in millions* | Year Ended December 31, | | | | | |
	2023		**2022**		**2021**	
Day 2 provision for loan and lease losses	$	462	$	454	$	—
Provision (benefit) for loan and lease losses		703		97		(37)
Total provision (benefit) for loan and lease losses		1,165		551		(37)
Day 2 provision for off-balance sheet credit exposure		254		59		—
(Benefit) provision for off-balance sheet credit exposure		(44)		35		—
Total provision for off-balance sheet credit exposure		210		94		—
Benefit for investment securities available for sale credit losses		—		—		—
Provision (benefit) for credit losses	$	1,375	$	645	$	(37)

NONINTEREST INCOME

Noninterest Income

Noninterest income is an essential part of our total revenue. The primary sources of noninterest income consist of rental income on operating lease equipment, fee income and other service charges, client investment fees, wealth management services, service charges generated from deposit accounts, cardholder and merchant services, international fees, factoring commissions, and insurance commissions.

The current year includes noninterest income related to the SVBB Acquisition. We added client investment and international fees as new categories of noninterest income as a result of the SVBB Acquisition. Client investment fees are earned from discretionary investment management services for managing clients' portfolios based on their investment policies, strategies and objectives. International fees primarily include foreign exchange fees that represent the income differential between purchases and sales of foreign currency on behalf of our clients, mostly from spot contracts. The remaining components of noninterest income that increased as a result of the SVBB Acquisition were aligned into pre-existing noninterest income categories and primarily included items such as fee income and other service charges, wealth management services, service charges on deposit accounts, and other noninterest income.

Table 10
Noninterest Income

dollars in millions	Year Ended December 31,		
	2023	**2022**	**2021**
Rental income on operating lease equipment	$ 971	$ 864	$ —
Other noninterest income:			
Fee income and other service charges	268	155	35
Client investment fees	157	—	—
Wealth management services	188	142	129
International fees	93	10	7
Service charges on deposit accounts	156	98	95
Factoring commissions	82	104	—
Cardholder services, net	139	102	87
Merchant services, net	48	35	33
Insurance commissions	54	47	16
Realized (loss) gain on sale of investment securities available for sale, net	(26)	—	33
Fair value adjustment on marketable equity securities, net	(11)	(3)	34
Bank-owned life insurance	8	32	3
Gain on sale of leasing equipment, net	20	15	—
Gain on acquisition	9,808	431	—
Gain on extinguishment of debt	—	7	—
Other noninterest income	120	97	36
Total other noninterest income	11,104	1,272	508
Total noninterest income	$ 12,075	$ 2,136	$ 508

Rental Income on Operating Lease Equipment

Rental income on operating lease equipment was $971 million for the current year, an increase of $107 million or 12% from $864 million for the prior year. The current year benefited from a higher number of rail cars owned and leased, as well as higher re-pricing and utilization rates. Rental income is generated primarily in the Rail segment and, to a lesser extent, in the Commercial Banking segment. Revenue is generally dictated by the size of the portfolio, utilization of the railcars, re-pricing of equipment renewed upon lease maturities and pricing on new leases. Re-pricing refers to the rental rate in the renewed equipment contract compared to the prior contract. Refer to the Rail segment discussion in the "Results by Business Segment" section of this MD&A for further details.

Other Noninterest Income

Other noninterest income for the current year was $11.10 billion, an increase of $9.83 billion from $1.27 billion for the prior year. The increase was primarily due to the preliminary gain on the SVBB Acquisition. The remaining changes compared to the prior year reflect increases and decreases among various noninterest income accounts as follows:

- Fee income and other service charges, consisting of items such as capital market-related fees, fees for lines and letters of credit, and servicing fees, increased by $113 million, primarily reflecting higher fees for lines and letters of credit due to the additional SVBB Acquisition activity and higher capital markets fees.

- Client investment fees, a revenue stream added with the SVBB Acquisition, consist of fees that are earned for managing off-balance sheet client funds. Refer to the description above and in Note 1—Significant Accounting Policies and Basis of Presentation.
- The $46 million increase in wealth management services was mostly due to additional clients and services acquired in the SVBB Acquisition and higher assets under management.
- International fees, a revenue stream added with the SVBB Acquisition, relate mostly to commissions on customer foreign currency transactions. Refer to the description above and in Note 1—Significant Accounting Policies and Basis of Presentation.
- The $58 million increase in service charges on deposit accounts was primarily due to higher balances as a result of the SVBB Acquisition and organic deposit growth.
- The $22 million decrease in factoring commissions reflected lower factoring volumes and surcharges.
- The $37 million increase in cardholder services and $13 million increase in merchant services, net, both reflected additional volume from the SVBB Acquisition.
- The $7 million increase in insurance commissions included higher activity.
- The realized loss on sale of investment securities available for sale was associated with the sale of a single corporate bond of a distressed financial institution and our strategic decision to sell the municipal bonds acquired in the SVBB Acquisition.
- Fair value adjustments on marketable equity securities reflect changes in market prices of underlying portfolio investments.
- The $24 million decrease in bank-owned life insurance income was due to our decision in 2022 to terminate a significant portion of the contracts.
- Other noninterest income consisted of items such as derivative gains and losses, gain on sales of other assets including other real estate owned ("OREO"), fixed assets and loans, and non-marketable securities. The $23 million increase in other noninterest income was primarily due to higher derivative income.

NONINTEREST EXPENSE

The current year includes noninterest expense related to the SVBB Acquisition. The components of noninterest expense that increased as a result of the SVBB Acquisition were aligned into pre-existing noninterest expense categories and mainly included salaries and benefits and acquisition-related expenses.

Table 11
Noninterest Expense

dollars in millions

	Year Ended December 31,		
	2023	**2022**	**2021**
Depreciation on operating lease equipment	$ 371	$ 345	$ —
Maintenance and other operating lease expenses	222	189	—
Operating expenses:			
Salaries and benefits	2,636	1,408	759
Net occupancy expense	244	191	117
Equipment expense	422	216	119
Professional fees	73	45	20
Third-party processing fees	203	103	60
FDIC insurance expense	158	31	14
Marketing expense	102	53	10
Acquisition-related expenses	470	231	29
Intangible asset amortization	57	23	12
Other noninterest expense	377	240	94
Total operating expenses	4,742	2,541	1,234
Total noninterest expense	$ 5,335	$ 3,075	$ 1,234

Depreciation on Operating Lease Equipment

Depreciation expense on operating lease equipment is primarily related to rail equipment and small and large ticket equipment we own and lease to others. Operating lease activity is in the Rail and Commercial Banking segments. The useful lives of rail equipment is generally longer in duration, 40-50 years, whereas small and large ticket equipment is generally 3-10 years. Refer to the Rail segment discussion in the section entitled "Results by Business Segment" of this MD&A for further details.

Maintenance and Other Operating Lease Expenses

The Rail segment provides railcars, primarily pursuant to full-service lease contracts under which we, as lessor, are responsible for railcar maintenance and repair. Maintenance and other operating lease expenses for the current year were $222 million, an increase of $33 million, or 17%, from $189 million for the prior year. Maintenance and other operating lease expenses relate to equipment ownership and leasing costs associated with the railcar portfolio and tend to be variable due to timing and number of railcars coming on or off lease and the asset condition. Refer to the Rail segment discussion in the section entitled "Results by Business Segment" of this MD&A for further details.

Operating Expenses

The primary components of operating expenses are salaries and benefits and occupancy and equipment expenses. Operating expenses for the current year were $4.74 billion, an increase of $2.20 billion or 87% compared to $2.54 billion in the prior year.

The main components of the increase in operating expenses are summarized below:

* The $1.23 billion increase in salaries and benefits reflected the higher number of employees and benefit costs associated with the SVBB Acquisition.
* The $53 million increase in net occupancy expense was commensurate with the additional locations associated with the SVBB Acquisition. Net occupancy expense includes rent expense on leased office space and depreciation on buildings we own.
* The $206 million increase in equipment expense included additional systems and higher software costs due to the SVBB Acquisition.
* The $28 million increase in professional fees mostly reflected higher levels of accounting, consulting and legal costs associated with our larger company.
* The $100 million increase in third-party processing fees was due to the SVBB Acquisition and our continued investments in digital and technology to support revenue-generating businesses and improve internal processes.
* The $127 million increase in FDIC insurance included a $64 million accrual related to a FDIC insurance special assessment, as well as higher assessment rates charged to financial institutions, and higher deposit balances. Refer to Item 1. Business, in the section entitled "Regulatory Considerations—Subsidiary Bank—FCB" for discussion.
* The $49 million increase in marketing costs primarily reflected the timing of our advertising related to marketing efforts for the Direct Bank to support deposit growth.
* The $239 million increase in acquisition-related expenses was primarily due to severance, retention, consulting and legal costs related to the SVBB Acquisition.
* The $34 million increase in intangible asset amortization resulted from the additional amortization on core deposit intangibles related to the SVBB Acquisition. See Note 2—Business Combinations for additional information.
* The $137 million increase in other expenses included additional costs associated with the SVBB Acquisition. Other expenses consisted of: other insurance and taxes (other than FDIC insurance and income tax); foreclosure, collection and other OREO-related expenses; consulting; telecommunications; and other miscellaneous expenses including travel, postage, supplies, and appraisal expense.

INCOME TAXES

Table 12
Income Tax Data

dollars in millions

	Year Ended December 31,					
	2023		**2022**		**2021**	
Income before income taxes	$	12,077	$	1,362	$	701
Income tax expense	$	611	$	264	$	154
Effective tax rate		5.1 %		19.4 %		22.0 %

The effective tax rate ("ETR") was 5.1% for the current year compared to 19.4% in the prior year. The decrease in the ETR for the current year was primarily driven by the effects of recording the preliminary gain on acquisition, net of tax, related to the SVBB Acquisition in noninterest income.

The ETR is impacted by a number of factors, including the relative mix of domestic and international earnings, effects of changes in enacted tax laws, adjustments to valuation allowances, and discrete items. The ETR in future periods may vary from the actual 2023 ETR due to changes in these factors.

BancShares monitors and evaluates the potential impact of current events on the estimates used to establish income tax expense and income tax liabilities. On a periodic basis, we evaluate our income tax positions based on current tax law and positions taken by various tax auditors within the jurisdictions where BancShares is required to file income tax returns, as well as potential or pending audits or assessments by tax auditors. Refer to Note 21—Income Taxes for additional information.

RESULTS BY BUSINESS SEGMENT

For detailed descriptions of each of the segment's products and services, refer to Item 1. Business of this Annual Report on Form 10-K and Note 23—Business Segment Information. During the first quarter of 2023, we updated our segment disclosures to include the SVB segment. Results in our business segments reflect our funds transfer policy and allocation of expenses.

General Banking

The General Banking segment delivers products and services to consumers and businesses through our extensive network of branches and various digital channels, including the Direct Bank. We offer a full suite of deposit products, loans (primarily residential mortgages and business and commercial loans), cash management, wealth management, payment services, and various other fee-based services.

Table 13
General Banking: Financial Data

dollars in millions	As of and for the Year Ended December 31,					
Earnings Summary		**2023**		**2022**		**2021**
Net interest income	$	2,433	$	1,947	$	1,447
Provision (benefit) for credit losses		71		11		(37)
Net interest income after provision for credit losses		2,362		1,936		1,484
Noninterest income		490		482		433
Noninterest expense		1,607		1,542		1,179
Income before income taxes		1,245		876		738
Income tax expense		336		214		162
Net income	$	909	$	662	$	576
Select Period End Balances						
Total assets	$	50,179	$	45,802	$	33,848
Loans and leases		47,330		43,212		31,820
Deposits		102,647		84,369		51,344

General Banking segment net income for the current year increased from the prior year, primarily reflecting higher NII, partially offset by higher provision for credit losses and noninterest expenses. NII increased due to higher yields resulting from the increased rate environment and portfolio growth that outpaced rising deposit costs. The provision for credit losses reflects an ALLL build for portfolio growth and changes in the macroeconomic forecasts. Noninterest income and expense increased compared to the prior year and are discussed in their respective sections entitled "Noninterest Income" and "Noninterest Expense" of this MD&A.

The increase in loans and leases during 2023 reflected continued demand in our branch network. Growth was primarily concentrated in commercial and business loans. Our consumer mortgage loans increased modestly.

Deposits include deposits from the branch network, Direct Bank, and CAB channels. The increase in deposits during 2023 was primarily in the Direct Bank in savings and time deposit accounts, which partially offset decreases in checking and money market accounts. Refer to consolidated discussions in the sections entitled "Net Interest Income and Net Interest Margin" and "Balance Sheet Analysis—Deposits" of this MD&A for additional information.

Commercial Banking

The Commercial Banking segment provides a range of lending, leasing, capital markets, asset management, factoring, and other financial and advisory services, primarily to small and middle market companies in a wide range of industries.

Table 14
Commercial Banking: Financial Data

dollars in millions		As of and for the Year Ended December 31,				
Earnings Summary		**2023**		**2022**		**2021**
Net interest income	$	1,015	$	884	$	17
Provision for credit losses		517		121		—
Net interest income after provision for credit losses		498		763		17
Noninterest income		559		517		—
Noninterest expense		823		744		3
Income before income taxes		234		536		14
Income tax expense		69		128		3
Net income	$	165	$	408	$	11
Select Period End Balances						
Total assets	$	31,826	$	28,235	$	552
Loans and leases		30,936		27,491		552
Operating lease equipment, net		780		723		—
Deposits		3,228		3,219		62

Commercial Banking segment net income for the current year decreased from the prior year, primarily reflecting the higher provision for credit losses due to loan growth and a reserve build, which was mainly the result of credit quality deterioration, particularly general office, higher net charge-offs, and deterioration in the macroeconomic forecast. The increase in provision for credit losses was partially offset by an increase in NII. The increase in NII was mainly the result of loan growth and higher loan yields, which were partially offset by higher costs on interest-bearing deposits due to increases in the average balance and rates paid. Noninterest income increased, mostly due to higher rental income on operating lease equipment, partially offset by lower factoring commissions. Noninterest expense increased, reflecting higher depreciation expense on operating lease equipment. Noninterest income and noninterest expense are discussed in the sections entitled "Noninterest Income" and "Noninterest Expense" of this MD&A.

The increase in loans and leases during 2023 reflected growth in a number of industry verticals, including energy and healthcare, along with the technology, media and telecommunications and middle-market verticals.

Silicon Valley Banking

The SVB segment offers products and services to commercial clients in key innovation markets, such as healthcare and technology industries, as well as private equity and venture capital firms. The segment provides solutions to the financial needs of commercial clients through credit, treasury management, foreign exchange, trade finance and other services including capital call lines of credit. In addition, the segment offers private banking and wealth management and provides a range of personal financial solutions for consumers.

Table 15

Silicon Valley Banking: Financial Data

dollars in millions	As of and for the Year Ended
Earnings Summary	**December 31, 2023**
Net interest income	$ 1,946
Provision for credit losses	71
Net interest income after provision for credit losses	1,875
Noninterest income	478
Noninterest expense	1,642
Income before income taxes	711
Income tax expense	181
Net income	$ 530
Select Period End Balances	
Total assets	$ 56,190
Loans and leases	55,013
Deposits	38,477

Results of operations include activity of the SVBB Acquisition since March 27, 2023. The SVB segment excludes the preliminary gain on acquisition, day 2 provisions for credit losses, loan discount accretion income, interest expense on the Purchase Money Note, and acquisition-related expenses, all of which are included in Corporate.

The provision for credit losses reflects increases in specific reserves in the investor dependent portfolio and changes in the macroeconomic forecast, partially offset by declines in the acquired loan portfolio and a benefit for off-balance sheet exposure for the SVB segment.

Noninterest income includes revenue for various commercial banking and wealth management products and services, primarily client investment fees and international fees. Noninterest expense was mostly related to personnel costs.

Loans totaled $55.01 billion at December 31, 2023, down from $68.47 billion at the SVBB Acquisition Date. The loan balance on the SVBB Acquisition Date included customers who had drawn on their lines of credit during the uncertainty in the banking industry in March of 2023. Most of the subsequent declines have been in Global Fund Banking loans due to the slowdown in private equity and venture capital markets that reduced new fundings, as well as the impacts of prepayments and run-off of certain foreign operations.

Deposits totaled $38.48 billion at December 31, 2023, a decline from $56.01 billion at the SVBB Acquisition Date. Deposits for the SVB segment began to stabilize early in the second quarter of 2023. For additional information on deposit trends, refer to the "Funding, Liquidity and Capital Overview" discussion in the "Financial Performance Summary" section of this MD&A.

Rail

Our Rail segment offers customized leasing and financing solutions on a fleet of railcars and locomotives to railroads and shippers throughout North America. Railcar types include: covered hopper cars used to ship grain and agricultural products, plastic pellets, sand, and cement; tank cars for energy products and chemicals; gondolas for coal, steel coil and mill service products; boxcars for paper and auto parts; and other cars including open hopper cars for coal and aggregates and centerbeams and flat cars for lumber. Revenues are primarily generated from rental income on operating lease equipment.

Table 16
Rail: Financial Data

dollars in millions		As of and for the Year Ended December 31,		
Earnings Summary		**2023**		**2022**
Rental income on operating leases	$	740	$	652
Less: depreciation on operating lease equipment		191		176
Less: maintenance and other operating lease expenses		222		189
Adjusted rental income on operating lease equipment[1]		327		287
Interest expense, net		143		80
Other noninterest income		6		5
Operating expenses		68		63
Income before income taxes		122		149
Income tax expense		32		37
Net income	$	90	$	112
Select Period End Balances				
Total assets	$	8,199	$	7,647
Operating lease equipment, net		7,966		7,433

[1] *Adjusted rental income on operating lease equipment is a non-GAAP measure. See the "Non-GAAP Financial Measures" section for a reconciliation from the GAAP measure (rental income on operating leases) to the non-GAAP measure (adjusted rental income on operating lease equipment).*

Net income, rental income on operating leases, and adjusted rental income on operating lease equipment are utilized to measure the profitability of our Rail segment. Adjusted rental income on operating lease equipment is calculated as rental income on operating lease equipment reduced by depreciation, maintenance and other operating lease expenses. Maintenance and other operating lease expenses relate to equipment ownership and leasing costs associated with the Rail segment portfolio and tend to be variable. Due to the nature of our portfolio, which is essentially all operating lease equipment, certain financial measures commonly used by banks, such as NII, are not as meaningful for this segment. NII is not used because it includes the impact of debt costs funding our operating lease assets but excludes the associated net rental income.

Net income, rental income on operating leases, and adjusted rental income on operating leases for the current year were $90 million, $740 million, and $327 million, respectively. Rail segment net income for the current year decreased from the prior year, as the higher interest rate environment increased interest expense, which offset the higher rental income on operating lease equipment. Rental income on operating leases increased, largely as a result of a higher number of rail cars owned and leased, higher utilization, and strong re-pricing. Railcar depreciation is recognized on a straight-line basis over the estimated useful life of the asset. Maintenance and other operating lease expenses reflect costs for railcars put back on lease. Noninterest income primarily reflects net gains on equipment sales.

Our fleet is diverse and the average re-pricing of equipment upon lease maturities was 133.0% of the average prior or expiring lease rate during the fourth quarter of 2023. Our railcar utilization, including commitments to lease, improved from 97.7% at December 31, 2022 to 98.7% at December 31, 2023.

Portfolio

Rail segment customers include all of the U.S. and Canadian Class I railroads (i.e., railroads with annual revenues of approximately $500 million and greater) and other railroads, as well as manufacturers and commodity shippers. Our total operating lease fleet at December 31, 2023 consisted of approximately 122,200 railcars and locomotives. The following tables reflect the proportion of railcars by type based on units and net investment, and rail operating lease equipment by obligor industry:

Table 17
Operating lease Railcar Portfolio by Type (units and net investment)

	December 31, 2023		December 31, 2022	
Railcar Type	Total Owned Fleet - % Total Units	Total Owned Fleet - % Total Net Investment	Total Owned Fleet - % Total Units	Total Owned Fleet - % Total Net Investment
Covered Hoppers	45 %	42 %	43 %	41 %
Tank Cars	27	38	29	40
Mill/Coil Gondolas	8	7	8	6
Coal	7	1	8	1
Boxcars	6	6	6	6
Other	7	6	6	6
Total	100 %	100 %	100 %	100 %

Table 18
Rail Operating Lease Equipment by Obligor Industry

dollars in millions	December 31, 2023		December 31, 2022	
Manufacturing	$ 3,281	41 %	$ 3,016	41 %
Rail	1,889	24	1,981	27
Wholesale	1,217	15	1,101	15
Oil and gas extraction / services	573	7	552	7
Energy and utilities	230	3	242	3
Other	776	10	541	7
Total	$ 7,966	100 %	$ 7,433	100 %

Corporate

All other items that are not allocated to the above segments are included in Corporate. For descriptions, see Note 23—Business Segment Information.

Table 19
Corporate: Financial Data and Metrics

dollars in millions	As of and for the Year Ended December 31,		
Earnings Summary	2023	2022	2021
Net interest income (expense)	$ 1,461	$ 195	$ (74)
Provision for credit losses	716	513	—
Net interest income (expense) after provision for credit losses	745	(318)	(74)
Noninterest income	9,802	480	75
Noninterest expense	782	361	52
Income (loss) before income taxes	9,765	(199)	(51)
Income tax benefit	(7)	(115)	(11)
Net income (loss)	$ 9,772	$ (84)	$ (40)
Select Period End Balances			
Total assets	$ 67,364	$ 27,614	$ 23,909

Current year net income for Corporate increased from the prior year, primarily reflecting significant impacts from the SVBB Acquisition as further described below.

Current year Corporate NII increased by $1.27 billion, mainly due to a $1.45 billion increase in interest income on interest-earning deposits at banks, loan purchase accounting accretion of $697 million from the SVBB Acquisition, and a $286 million increase in interest income on investment securities, partially offset by interest expense of $1.00 billion on the Purchase Money Note.

The day 2 provisions for credit losses were $716 million in the current year for the SVBB Acquisition compared to $513 million in the prior year for the CIT Merger.

Current year noninterest income included a preliminary gain on acquisition of $9.81 billion, compared to a gain on acquisition of $431 million in the prior year for the CIT Merger. Current year noninterest expense includes $470 million of acquisition-related expenses compared to $231 million in the prior year.

The income tax rate for 2023 and 2022 was impacted by the preliminary gain on acquisition. Refer to the "Income Taxes" section of this MD&A for further discussion.

BALANCE SHEET ANALYSIS

INTEREST-EARNING ASSETS

Interest-earning assets include interest-earning deposits at banks, securities purchased under agreement to resell, investment securities, loans held for sale, and loans and leases, all of which reflect varying interest rates based on the risk level and repricing characteristics of the underlying asset. Higher-risk investments typically carry a higher interest rate, but expose us to higher levels of market and/or credit risk. We strive to maintain a high level of interest-earning assets relative to total assets while keeping non-earning assets at a minimum.

Interest-earning Deposits at Banks
Interest-earning deposits at banks are primarily comprised of interest-bearing deposits with the FRB. Interest-earning deposits at banks as of December 31, 2023 totaled $33.61 billion, an increase of $28.58 billion from $5.03 billion at December 31, 2022. The increase from December 31, 2022 is primarily related to $34.00 billion acquired in the SVBB Acquisition. Interest-earning deposits at banks decreased after the SVBB Acquisition Date as we purchased investment securities, paid off FHLB borrowings, and continued to manage our liquidity and funding positions after the SVBB Acquisition.

Securities Purchased Under Agreement to Resell
Securities Purchased Under Agreement to Resell at December 31, 2023 totaled $473 million. There were none as of December 31, 2022. The increase is related to the SVBB Acquisition.

Investment Securities
The primary objective of the investment portfolio is to generate incremental income by deploying excess funds into securities that have minimal liquidity risk and low to moderate interest rate risk and credit risk. Other objectives include acting as a stable source of liquidity, serving as a tool for asset and liability management and maintaining an interest rate risk profile compatible with our objectives. Additionally, purchases of equities and corporate bonds in other financial institutions have been made under a long-term earnings optimization strategy. Changes in the total balance of our investment securities portfolio result from trends in balance sheet funding and market performance. Generally, when inflows arising from deposit and treasury services products exceed loan and lease demand, we invest excess funds into the securities portfolio or into interest-earning deposits at banks. Conversely, when loan demand exceeds growth in deposits and short-term borrowings, we allow interest-earning deposits at banks to decline and use proceeds from maturing securities and prepayments to fund loan growth. Refer to Note 3—Investment Securities and the "Funding, Liquidity and Capital Overview" section of this MD&A for additional disclosures regarding investment securities.

The carrying value of investment securities at December 31, 2023 totaled $30.00 billion, an increase of $10.63 billion or 55% from $19.37 billion at December 31, 2022. The increase from December 31, 2022 primarily reflected purchases that totaled $13.05 billion, most of which were short-duration U.S. Treasury and U.S agency residential mortgage-backed investment securities, partially offset by maturities, paydowns and sales of $3.12 billion. Other items that impacted the change include non-cash items, such as fair value changes and amortization. Investment securities acquired in the SVBB Acquisition were primarily municipal bonds, which were sold.

Our portfolio of investment securities available for sale consists of mortgage-backed securities issued by government agencies and government sponsored entities, U.S. Treasury securities, unsecured bonds issued by government agencies and government sponsored entities, corporate bonds, and municipal bonds. Investment securities available for sale are reported at fair value and unrealized gains and losses are included as a component of AOCI, net of deferred taxes. As of December 31, 2023, investment securities available for sale had a net pre-tax unrealized loss of $752 million, compared to a net pre-tax unrealized loss of $972 million as of December 31, 2022. The fair value of investment securities is impacted by interest rates, credit spreads, market volatility and liquidity conditions. The fair value of the investment securities portfolio generally decreases when interest rates increase or when credit spreads widen. Given the consistently strong credit rating of the U.S. Treasury, and the long history of no credit losses on debt securities issued by government agencies and government sponsored entities, as of December 31, 2023, no ALLL was required. For corporate bonds and municipal bonds we analyzed the changes in interest rates relative to when the investment securities were purchased or acquired and considered other factors, including changes in credit ratings, delinquencies, and other macroeconomic factors. As a result of this analysis, we determined that one corporate bond carries credit-related losses of an insignificant amount as of December 31, 2023.

Our portfolio of investment securities held to maturity consists of similar mortgage-backed securities, U.S. Treasury securities and government agency securities described above, as well as securities issued by the Supranational Entities and Multilateral Development Banks and FDIC guaranteed certificates of deposit with other financial institutions. Given the consistently strong credit rating of the U.S. Treasury and the Supranational Entities and Multilateral Development Banks, and the long history of no credit losses on debt securities issued by government agencies and government sponsored entities, we determined that no ALLL was needed for investment securities held to maturity at December 31, 2023.

The following table presents the investment securities portfolio at December 31, 2023, 2022 and 2021, segregated by major category:

Table 20
Investment Securities

dollars in millions	December 31, 2023			December 31, 2022			December 31, 2021		
	Composition[1]	Amortized cost	Fair value	Composition[1]	Amortized cost	Fair value	Composition[1]	Amortized cost	Fair value
Investment securities available for sale:									
U.S. Treasury	36.8 %	$ 10,554	$ 10,508	10.6 %	$ 2,035	$ 1,898	15.4 %	$ 2,007	$ 2,005
Government agency	0.4	120	117	0.9	164	162	1.7	221	221
Residential mortgage-backed securities	23.4	7,154	6,686	26.8	5,424	4,795	36.2	4,757	4,729
Commercial mortgage-backed securities	7.5	2,319	2,131	9.0	1,774	1,604	12.6	1,648	1,640
Corporate bonds	1.7	529	482	3.0	570	536	4.7	582	608
Municipal bonds	—	12	12	—	—	—	—	—	—
Total investment securities available for sale	69.8 %	$ 20,688	$ 19,936	50.3 %	$ 9,967	$ 8,995	70.6 %	$ 9,215	$ 9,203
Investment in marketable equity securities	0.3 %	$ 75	$ 84	0.5 %	$ 75	$ 95	0.7 %	$ 73	$ 98
Investment securities held to maturity:									
U.S. Treasury	1.5	$ 479	$ 439	2.4	$ 474	$ 424	—	$ —	$ —
Government agency	4.9	1,506	1,363	7.6	1,548	1,362	—	—	—
Residential mortgage-backed securities	12.5	4,205	3,561	21.7	4,605	3,882	17.7	2,322	2,306
Commercial mortgage-backed securities	10.1	3,489	2,875	16.1	3,355	2,871	11.0	1,485	1,451
Supranational securities	0.9	298	263	1.4	295	254	—	—	—
Other	—	2	2	—	2	2	—	2	2
Total investment securities held to maturity	29.9 %	$ 9,979	$ 8,503	49.2 %	$ 10,279	$ 8,795	28.7 %	$ 3,809	$ 3,759
Total investment securities	100.0 %	$ 30,742	$ 28,523	100.0 %	$ 20,321	$ 17,885	100.0 %	$ 13,097	$ 13,060

[1] *Calculated as a percentage of the total fair value of investment securities.*

The following table presents the weighted average yields for investment securities available for sale and held to maturity at December 31, 2023, segregated by major category with ranges of contractual maturities. The weighted average yield on the portfolio was calculated using security-level annualized yields.

Table 21
Weighted Average Yield on Investment Securities

| | December 31, 2023 | | | | |
	Within One Year	One to Five Years	Five to 10 Years	After 10 Years	Total
Investment securities available for sale:					
U.S. Treasury	4.70 %	4.07 %	— %	— %	4.41 %
Government agency	5.75	4.89	5.21	5.21	5.19
Residential mortgage-backed securities	5.60	3.56	4.71	2.99	3.03
Commercial mortgage-backed securities	4.62	4.54	5.72	3.48	3.84
Corporate bonds	5.86	6.79	5.33	6.13	5.64
Municipal bonds	—	—	—	5.26	5.26
Total investment securities available for sale	4.70 %	4.18 %	5.21 %	3.09 %	3.91 %
Investment securities held to maturity:					
U.S. Treasury	— %	1.37 %	1.57 %	— %	1.38 %
Government agency	0.91	1.42	1.88	—	1.53
Residential mortgage-backed securities [1]	—	—	2.64	1.90	1.90
Commercial mortgage-backed securities [1]	—	2.44	1.93	2.70	2.69
Supranational securities	—	1.35	1.68	—	1.56
Other	2.72	—	—	—	2.72
Total investment securities held to maturity	1.03 %	1.40 %	1.80 %	2.26 %	2.08 %

[1] *Residential mortgage-backed and commercial mortgage-backed securities, which are not due at a single maturity date, have been included in maturity groupings based on the contractual maturity at December 31, 2023. The expected life will differ from contractual maturities because borrowers have the right to prepay the underlying loans.*

Assets Held for Sale

Certain residential mortgage loans and commercial loans are originated with the intent to be sold to investors or lenders, respectively, and are recorded in assets held for sale at fair value. In addition, BancShares may change its strategy for certain loans initially held for investment and decide to sell them in the secondary market. At that time, portfolio loans are transferred to loans held for sale at the lower of cost or fair value ("LOCOM"). When we decide to sell operating lease equipment, it is transferred to assets held for sale at LOCOM.

Assets held for sale at December 31, 2023 were $76 million, an increase of $16 million or 27% from $60 million at December 31, 2022.

Table 22
Assets Held for Sale

dollars in millions	December 31, 2023	December 31, 2022	December 31, 2021
Loans and leases:			
Commercial	$ 26	$ 48	$ —
Consumer	38	4	99
SVB	9	—	—
Loans and leases	73	52	99
Operating lease equipment	3	8	—
Total assets held for sale	$ 76	$ 60	$ 99

Loans and Leases

Loans and leases held for investment at December 31, 2023 were $133.30 billion, an increase of $62.52 billion or 88% from $70.78 billion at December 31, 2022. The increase from December 31, 2022 reflects approximately $55.01 billion of SVB segment loans as of December 31, 2023 and growth in commercial and consumer loans. The commercial loan growth was primarily from the branch network in the General Banking segment and various industry verticals in the Commercial Banking segment. The consumer loan growth was mainly from residential mortgage loans in the General Banking segment.

Refer to the "Results by Business Segments" section of this MD&A for further information regarding loan trends in 2023.

The following table presents loans and leases by loan segment and loan class, and the respective proportion to total loans:

Table 23
Loans and Leases

dollars in millions	December 31, 2023		December 31, 2022		December 31, 2021	
	Balance	% to Total Loans	Balance	% to Total Loans	Balance	% to Total Loans
Commercial:						
Commercial construction	$ 3,465	3 %	$ 2,804	4 %	$ 1,238	4 %
Owner occupied commercial mortgage	15,567	12	14,473	20	12,099	37
Non-owner occupied commercial mortgage	11,540	9	9,902	14	3,041	9
Commercial and industrial	27,072	20	24,105	34	5,937	18
Leases	2,054	1	2,171	3	271	1
Total commercial	$ 59,698	45 %	$ 53,455	75 %	$ 22,586	69 %
Consumer:						
Residential mortgage	$ 14,422	11 %	$ 13,309	19 %	$ 6,088	19 %
Revolving mortgage	2,007	1	1,951	3	1,818	6
Consumer auto	1,442	1	1,414	2	1,332	4
Consumer other	720	1	652	1	548	2
Total consumer	$ 18,591	14 %	$ 17,326	25 %	$ 9,786	31 %
Silicon Valley Banking:						
Global fund banking	$ 25,553	19 %	$ —	— %	$ —	— %
Investor dependent - early stage	1,403	1	—	—	—	—
Investor dependent - growth stage	2,897	2	—	—	—	—
Innovation C&I and cash flow dependent	9,658	7	—	—	—	—
Private Bank	9,822	8	—	—	—	—
CRE	2,698	2	—	—	—	—
Other	2,982	2	—	—	—	—
Total Silicon Valley Banking	$ 55,013	41 %	$ —	— %	$ —	— %
Total loans and leases	$ 133,302	100 %	$ 70,781	100 %	$ 32,372	100 %
Allowance for loan and lease losses	(1,747)		(922)		(178)	
Net loans and leases	$ 131,555		$ 69,859		$ 32,194	

The unamortized discount related to acquired loans was $2.04 billion at December 31, 2023, an increase of $1.92 billion from $118 million at December 31, 2022. The increase from December 31, 2022 reflects the discount on loans acquired in the SVBB Acquisition, reduced by accretion of $733 million, including $128 million for unfunded commitments, for the year ended December 31, 2023.

OPERATING LEASE EQUIPMENT, NET

As detailed in the following table, our operating lease portfolio mostly relates to the Rail segment, with the remainder included in the Commercial Banking segment. Refer to the "Results by Business Segment" section of this MD&A for further details on the operating lease equipment portfolios in the Rail and Commercial Banking segments.

Table 24
Operating Lease Equipment

dollars in millions	December 31, 2023	December 31, 2022	December 31, 2021
Railcars and locomotives	$ 7,966	$ 7,433	$ —
Other equipment	780	723	—
Total [(1)]	$ 8,746	$ 8,156	$ —

[(1)] Includes off-lease rail equipment of $253 million at December 31, 2023, and $457 million at December 31, 2022.

INTEREST-BEARING LIABILITIES

Interest-bearing liabilities include interest-bearing deposits, securities sold under customer repurchase agreements, the Purchase Money Note, FHLB borrowings, senior and subordinated debt, and other borrowings. Interest-bearing liabilities at December 31, 2023 totaled $143.71 billion, an increase of $72.58 billion or 102% from $71.13 billion at December 31, 2022. The increase from December 31, 2022 was primarily due to deposits assumed in the SVBB Acquisition and the Purchase Money Note, as well as deposit growth in the Direct Bank in the General Banking segment, partially offset by a net decrease in FHLB borrowings.

Deposits

Total deposits at December 31, 2023 were $145.85 billion, an increase of $56.45 billion or 63% from $89.41 billion at December 31, 2022. The increase from December 31, 2022 reflects $38.48 billion of SVB segment deposits as of December 31, 2023. The remaining increase from December 31, 2022 reflects strong deposit growth in our Direct Bank.

As summarized in the following table, interest-bearing deposits totaled $106.06 billion, $64.49 billion and $30.00 billion at December 31, 2023, 2022 and 2021, respectively. Noninterest-bearing deposits totaled $39.80 billion, $24.92 billion and $21.41 billion at December 31, 2023, 2022 and 2021, respectively.

Table 25
Deposits

dollars in millions	December 31, 2023	December 31, 2022	December 31, 2021
Noninterest-bearing demand	$ 39,799	$ 24,922	$ 21,405
Checking with interest	23,754	16,202	12,694
Money market	30,616	21,040	10,590
Savings	35,258	16,834	4,236
Time	16,427	10,410	2,481
Interest-bearing deposits	106,055	64,486	30,001
Total deposits	$ 145,854	$ 89,408	$ 51,406
Noninterest-bearing deposits to total deposits	27.3 %	27.9 %	41.6 %

We strive to maintain a strong liquidity position, and therefore, a focus on deposit retention remains a key business objective. We believe traditional bank deposit products remain an attractive option for many customers. As economic conditions change, we recognize that our liquidity position could be adversely affected if bank deposits are withdrawn. Our ability to fund future loan growth is significantly dependent on our success in retaining existing deposits and generating new deposits at a reasonable cost.

Deposit Concentrations

Based on branch location, deposits as of December 31, 2023 in North Carolina and South Carolina represented approximately 25.5% and 7.8%, respectively, of total deposits.

The Direct Bank, a nationwide digital bank, had $37.67 billion or 25.8% of our total deposits as of December 31, 2023. The Direct Bank deposits mainly consist of savings deposit accounts.

SVB segment deposits as of December 31, 2023 were $38.48 billion or 26.4% of total deposits and are primarily concentrated in online banking. Deposits in the SVB segment included large dollar accounts with private equity and venture capital clients, primarily in the healthcare and technology industries. Deposit accounts in the SVB segment with balances in excess of $50 million totaled approximately $4.80 billion as of December 31, 2023.

Uninsured Deposits

Where information is not readily available to determine the amount of deposits not insured by the FDIC, the amount of uninsured deposits is estimated, consistent with the methodologies and assumptions utilized in providing information to our regulators. We estimate total uninsured deposits were $54.15 billion, which represented approximately 37.1% of total deposits at December 31, 2023, compared to $29.13 billion or 32.6% of total deposits at December 31, 2022. The increase in the amount of uninsured deposits from December 31, 2022 reflects the SVB segment deposits.

Refer to the "Funding, Liquidity and Capital Overview" and "Results by Business Segment" sections of this MD&A for further discussion of deposit composition, uninsured deposits, and recent deposit trends.

The following table provides the expected maturity of time deposits with balances in excess of $250,000 as of December 31, 2023:

Table 26
Maturities of Time Deposits In Excess of $250,000

dollars in millions	December 31, 2023
Time deposits maturing in:	
Three months or less	$ 515
Over three months through six months	433
Over six months through 12 months	475
More than 12 months	49
Total	$ 1,472

Borrowings

Total borrowings at December 31, 2023 were $37.65 billion, an increase of $31.01 billion from $6.65 billion at December 31, 2022. The increase from December 31, 2022 to December 31, 2023 primarily related to the Purchase Money Note of approximately $35.85 billion payable to the FDIC, as discussed in Note 2—Business Combinations, partially offset by repayments of FHLB borrowings, as discussed below, and redemptions of a $500 million senior unsecured note and certain Capital Trust debentures as shown in the following table.

There were no FHLB borrowings outstanding at December 31, 2023, a decrease of $4.25 billion compared to December 31, 2022. The decline from December 31, 2022 reflected $7.00 billion of advances taken in March 2023 to enhance available liquidity and $3.48 billion of advances in the second quarter, all of which were repaid by September 30, 2023.

The following table presents borrowings, net of the respective unamortized purchase accounting adjustments and issuance costs:

Table 27
Borrowings

dollars in millions	December 31, 2023	December 31, 2022	December 31, 2021
Securities sold under customer repurchase agreements	$ 485	$ 436	$ 589
Federal Home Loan Bank borrowings			
Floating rate notes due through September 2025	—	4,250	—
Fixed rate notes due through March 2032	—	—	645
Federal Deposit Insurance Corporation			
3.500% fixed rate note due March 2028 [1]	35,846	—	—
Senior Unsecured Borrowings			
3.929% fixed-to-floating rate notes due June 2024	—	505	—
2.969% fixed-to-floating rate notes due September 2025	318	320	—
6.000% fixed rate notes due April 2036	59	59	—
Subordinated debt			
6.125% fixed rate notes due March 2028	460	469	—
4.125% fixed-to-fixed rate notes due November 2029	101	102	—
3.375% fixed-to-floating rate notes due March 2030	349	348	347
Macon Capital Trust I - floating rate debentures due March 2034	—	14	14
SCB Capital Trust I - floating rate debentures due April 2034 [2]	10	10	10
FCB/SC Capital Trust II - floating rate debentures due June 2034 [2]	18	18	18
FCB/NC Capital Trust III - floating rate debentures due June 2036	—	88	88
Other borrowings	8	26	73
Total borrowings	$ 37,654	$ 6,645	$ 1,784

[1] Purchase Money Note was issued in connection with the SVBB Acquisition.
[2] As of December 31, 2023, debt holders had received notice of the debt calls, but funds to settle the calls had not been disbursed.

Refer to the "Liquidity Risk" section of this MD&A and Note 13—Borrowings for further information regarding liquidity and borrowings.

Refer to the "Regulatory Considerations" section in Item 1. Business of this Annual Report on Form 10-K, for a information on an NPR issued by the federal banking agencies discussing the requirement to maintain a certain level of long-term debt. We are in the process of evaluating the proposal and assessing its potential impact, but we expect we will need to raise additional long-term debt to satisfy these requirements.

RISK MANAGEMENT

Risk is inherent in any business. BancShares has defined a moderate risk appetite and a balanced approach to risk taking with a philosophy that does not preclude higher risk business activities commensurate with acceptable returns while meeting regulatory objectives. Through the comprehensive Risk Management Framework and Risk Appetite Framework and Statement, senior management has primary responsibility for day-to-day management of the risks we face with accountability of and support from all associates. Senior management applies various strategies to reduce the risks to which BancShares may be exposed, with effective challenge and oversight by management committees. Our Board strives to ensure that risk management is a part of our business culture and that our policies and procedures for identifying, assessing, monitoring, and managing risk are part of the decision-making process. The Board's role in risk oversight is an integral part of our overall Risk Management Framework and Risk Appetite Framework. The Board administers its risk oversight function primarily through its Risk Committee.

The Risk Committee structure is designed to allow for information flow, effective challenge and timely escalation of risk-related issues. The Risk Committee is directed to monitor and advise the full Board regarding risk exposures, including credit, market, capital, liquidity, operational, compliance, asset, strategic, and reputational risks; review, approve and monitor adherence to the Risk Appetite Statement and supporting risk tolerance levels via a series of established metrics; and evaluate, monitor and oversee the adequacy and effectiveness of the Risk Management Framework and Risk Appetite Framework and Statement. The Risk Committee also reviews reports of examination by and communications from regulatory agencies, the results of internal and third-party testing and qualitative and quantitative assessments related to risk management, and any other matters within the scope of the Risk Committee's oversight responsibilities. The Risk Committee monitors management's response to certain risk-related regulatory and audit issues. In addition, the Risk Committee may coordinate with the Audit Committee and the Compensation, Nominations and Governance Committee for the review of financial statements and related risks, compensation risk management and other areas of joint responsibility.

In combination with other risk management and monitoring practices, enterprise-wide stress testing activities are conducted within a defined framework. Stress tests are performed for various risks to ensure the financial institution can support continued operations during stressed periods.

BancShares monitors and stress tests its capital and liquidity consistent with the safety and soundness expectations of the federal regulators. Refer to the "Regulatory Considerations" section of Item 1. Business included in this Annual Report on Form 10-K for further discussion.

BancShares has been assessing the emerging impacts of the international tensions that could impact the economy and exacerbate headwinds of elevated market volatility, global supply chain disruptions, and recessionary pressures as well as operational risks such as those associated with potential cyberattacks for FCB and third parties upon whom it relies. Assessments have not identified material impacts to date, but those assessments will remain ongoing as the conditions continue to exist. BancShares is also assessing the potential risk of an economic slowdown or recession that could create increased credit and market risk having downstream impacts on earnings, capital, and/or liquidity. While economic data continues to be mixed, baseline economic forecasts currently reflect a more marked decline in CRE properties due to current interest rate levels that impacted the ALLL forecasts. Key indicators will continue to be monitored and impacts assessed as part of our ongoing risk management framework.

CREDIT RISK

Credit risk is the risk of not collecting payments pursuant to the contractual terms of loans, leases and certain investment securities. Loans and leases we originate are underwritten in accordance with our credit policies and procedures and are subject to periodic ongoing reviews. Acquired loans, regardless of whether PCD or Non-PCD, are recorded at fair value as of the acquisition date and are subject to periodic reviews to identify any further credit deterioration. Our independent credit review function conducts risk reviews and analyses of both originated and acquired loans to ensure compliance with credit policies and to monitor asset quality trends and borrower financial strength. These reviews include portfolio analysis by geographic location, industry, collateral type, and product. We strive to identify potential problem loans as early as possible, to record charge-offs or write-downs as appropriate and to maintain an appropriate ALLL that accounts for expected losses over the life of the loan and lease portfolios.

Commercial Lending and Leasing

BancShares employs a credit ratings system where each commercial loan is assigned a probability of default, loss given default, and/or overall credit rating using scorecards developed to rate each type of transaction incorporating assessments of both quantitative and qualitative factors. When commercial loans and leases are graded during underwriting, or when updated periodically thereafter, a model is run to generate a preliminary risk rating. These models incorporate both internal and external historical default and loss data, as well as other borrower and loan characteristics, to assign a risk rating. The preliminary risk rating assigned by the model can be adjusted as a result of borrower specific facts and circumstances, that in management's judgment, warrant a modification of the modeled risk rating to arrive at the final approved risk ratings.

Consumer Lending

Consumer lending begins with an evaluation of a consumer borrower's credit profile against published standards. Credit decisions are made after analyzing quantitative and qualitative factors, including borrower's ability to repay the loan, collateral values, and considering the transaction from a judgmental perspective.

Consumer products use traditional and measurable standards to document and assess the creditworthiness of a loan applicant. Credit standards follow industry standard documentation requirements. Performance is largely evaluated based on an acceptable pay history along with a quarterly assessment which incorporates current market conditions. Loans may also be monitored during quarterly reviews of the borrower's refreshed credit score. When warranted, an additional review of the loan-to-value of the underlying collateral may be conducted.

Our ALLL estimate as of December 31, 2023 included extensive reviews of the changes in credit risk associated with the uncertainties around macroeconomic forecasts. These loss estimates consider industry risk and the actual net losses incurred during prior periods of economic stress as well as recent credit trends.

Our ALLL methodology is discussed further in the section entitled "Critical Accounting Estimates" of this MD&A and Note 1 —Significant Accounting Policies and Basis of Presentation.

Allowance for Loan and Lease Losses

The ALLL at December 31, 2023 was $1.75 billion, representing an increase of $825 million from $922 million at December 31, 2022. The ALLL as a percentage of total loans and leases at December 31, 2023 was 1.31%, compared to 1.30% at December 31, 2022.

The $825 million increase in the ALLL compared to December 31, 2022 was primarily due to the impact of the SVBB Acquisition, including the initial ALLL for PCD loans and leases (the "Initial PCD ALLL") of $220 million and the day 2 provision for loans and leases of $462 million. The increase also reflected credit quality deterioration in certain commercial portfolios, particularly general office, increases in specific reserves in the investor dependent portfolio, and deterioration in the macroeconomic forecast. The increase in the ALLL from December 31, 2022 included $555 million related to SVB loans, an increase of $257 million and $13 million related to commercial loans and consumer loans, respectively.

Table 28
ALLL for Loans and Leases

dollars in millions

	Year Ended December 31, 2023							
	Commercial		Consumer		SVB		Total	
Balance at beginning of period	$	789	$	133	$	—	$	922
Initial PCD ALLL		—		—		220		220
Day 2 provision for loan and lease losses		—		—		462		462
Provision for loan and lease losses		541		27		135		703
Total provision for loans and lease losses		541		27		597		1,165
Charge-offs		(328)		(28)		(282)		(638)
Recoveries		44		14		20		78
Balance at end of period	$	1,046	$	146	$	555	$	1,747
Net charge-off ratio								0.47 %
Net charge-offs	$	284	$	14	$	262	$	560
Average loans								119,176
Percent of loans in each category to total loans		45 %		14 %		41 %		100 %

	Year Ended December 31, 2022							
	Commercial		Consumer		SVB		Total	
Balance at beginning of period	$	80	$	98	$	—	$	178
Initial PCD ALLL		258		14		—		272
Day 2 provision for loan and lease losses		432		22		—		454
Provision (benefit) for loan and lease losses		101		(4)		—		97
Total provision for loans and lease losses		533		18		—		551
Charge-offs		(126)		(20)		—		(146)
Recoveries		44		23		—		67
Balance at end of period	$	789	$	133	$	—	$	922
Net charge-off ratio								0.12 %
Net charge-offs (recoveries)	$	82	$	(3)	$	—	$	79
Average loans								67,730
Percent of loans in each category to total loans		76 %		24 %		— %		100 %

	Year Ended December 31, 2021							
	Commercial		Consumer		SVB		Total	
Balance at beginning of period	$	92	$	133	$	—	$	225
Benefit for credit losses - loans and leases		(7)		(30)		—		(37)
Charge-offs		(18)		(18)		—		(36)
Recoveries		13		13		—		26
Balance at end of period	$	80	$	98	$	—	$	178
Net charge-off ratio								0.03 %
Net charge-offs	$	5	$	5	$	—	$	10
Average loans								32,750
Percent of loans in each category to total loans		70 %		30 %		— %		100 %

Net charge-offs during 2023 were $560 million, an increase of $481 million from $79 million during 2022. The net charge-off ratio was 0.47% and 0.12% for 2023 and 2022, respectively. The increase in net charge-offs compared to 2022 primarily reflects charge-offs related to SVB loans and commercial loans. Within the SVB segment, net charge-offs were concentrated in investor dependent loans. Commercial loan net charge-offs in 2023 were concentrated in certain portfolios, including equipment finance, general office, and energy.

The following table provides trends in the ALLL ratios:

Table 29
ALLL Ratios

dollars in millions	December 31, 2023	December 31, 2022	December 31, 2021
ALLL	$ 1,747	$ 922	$ 178
Total loans and leases	133,302	70,781	32,372
ALLL to total loans and leases	1.31 %	1.30 %	0.55 %
Commercial loans and leases:			
ALLL - commercial	$ 1,046	$ 789	$ 80
Commercial loans and leases	59,698	53,455	22,586
Commercial ALLL to commercial loans and leases	1.75 %	1.48 %	0.35 %
Consumer loans:			
ALLL - consumer	$ 146	$ 133	$ 98
Consumer loans	18,591	17,326	9,786
Consumer ALLL to consumer loans	0.78 %	0.77 %	1.01 %
SVB loans:			
ALLL - SVB	$ 555	$ —	$ —
SVB loans	55,013	—	—
SVB ALLL to SVB loans	1.01 %	— %	— %

The reserve for off-balance sheet credit exposures was $316 million at December 31, 2023, an increase of $210 million compared to $106 million at December 31, 2022. The increase from December 31, 2022 primarily reflects the $254 million day 2 provision for off-balance sheet credit exposures related to the SVBB Acquisition, partially offset by subsequent declines in the SVB unfunded commitments. Refer to Note 24—Commitments and Contingencies for information relating to off-balance sheet commitments.

The following table presents the ALLL by loan class:

Table 30
ALLL by Loan Class

dollars in millions:	December 31, 2023		December 31, 2022		December 31, 2021	
	ALLL	ALLL as a Percentage of Loans	ALLL	ALLL as a Percentage of Loans	ALLL	ALLL as a Percentage of Loans
Commercial						
Commercial construction	$ 43	1.23 %	$ 40	1.43 %	$ 5	0.44 %
Owner occupied commercial mortgage	42	0.27	61	0.42	28	0.23
Non-owner occupied commercial mortgage	284	2.46	181	1.83	16	0.52
Commercial and industrial	633	2.34	476	1.98	29	0.49
Leases	44	2.12	31	1.41	2	0.76
Total commercial	1,046	1.75	789	1.48	80	0.35
Consumer						
Residential mortgage	77	0.53	74	0.55	39	0.63
Revolving mortgage	15	0.76	13	0.67	18	1.02
Consumer auto	5	0.34	5	0.37	5	0.43
Consumer other	49	6.72	41	6.32	36	6.60
Total consumer	146	0.78	133	0.77	98	1.01
SVB						
Global fund banking	68	0.27	—	—	—	—
Investor dependent - early stage	96	6.84	—	—	—	—
Investor dependent - growth stage	127	4.40	—	—	—	—
Innovation and cash flow dependent	165	1.70	—	—	—	—
Private Bank	25	0.26	—	—	—	—
CRE	53	1.98	—	—	—	—
Other	21	0.71	—	—	—	—
Total SVB	555	1.01	—	—	—	—
Total ALLL	$ 1,747	1.31 %	$ 922	1.30 %	$ 178	0.55 %

Credit Metrics

Nonperforming Assets
Nonperforming assets include nonaccrual loans and leases, OREO and repossessed assets.

Nonperforming assets include both Non-PCD and PCD loans. Non-PCD loans are generally placed on nonaccrual when principal or interest becomes 90 days past due or when it is probable that principal or interest is not fully collectable. When Non-PCD loans are placed on nonaccrual, all previously uncollected accrued interest is reversed from interest income and the ongoing accrual of interest is discontinued. Non-PCD loans and leases are generally removed from nonaccrual status when they become current for a sustained period of time as to both principal and interest and there is no longer concern as to the collectability of principal and interest. Accretion of income for PCD loans is discontinued when we are unable to estimate the amount or timing of cash flows. PCD loans may begin or resume accretion of income when information becomes available that allows us to estimate the amount and timing of future cash flows.

OREO includes foreclosed property and branch facilities that we have closed but not sold. Net book values of OREO are reviewed at least annually to evaluate reasonableness of the carrying value. The level of review is dependent on the value and type of the collateral, with higher value and more complex properties receiving a more detailed review. Changes to the value of the assets between scheduled valuation dates are monitored through communication with brokers and monthly reviews by the asset manager assigned to each asset. The asset manager uses the information gathered from brokers and other market sources to identify any significant changes in the market or the subject property as they occur. Valuations are then adjusted or new appraisals are ordered to ensure the reported values reflect the most current information.

Since OREO is carried at the lower of cost or market value, less estimated selling costs, book value adjustments are only recorded when fair values have declined. Decisions regarding write-downs are based on factors including appraisals, previous offers received on the property, market conditions and the number of days the property has been on the market.

The following table presents total nonperforming assets:

Table 31
Non-Performing Assets

dollars in millions	December 31, 2023	December 31, 2022	December 31, 2021
Nonaccrual loans:			
Commercial loans	$ 641	$ 529	$ 45
Consumer loans	122	98	76
SVB loans	206	—	—
Total nonaccrual loans	969	627	121
Other real estate owned and repossessed assets	62	47	40
Total nonperforming assets	$ 1,031	$ 674	$ 161
ALLL to total loans and leases	1.31 %	1.30 %	0.55 %
Ratio of total nonperforming assets to total loans, leases, other real estate owned and repossessed assets	0.77	0.95	0.49
Ratio of nonaccrual loans and leases to total loans and leases	0.73	0.89	0.37
Ratio of ALLL to nonaccrual loans and leases	180.15	146.88	148.37

Nonaccrual loans and leases at December 31, 2023 were $969 million, an increase of $342 million from $627 million at December 31, 2022. The increase from December 31, 2022 included $206 million of loans in the acquired SVB portfolios. The SVB nonaccrual loans were mostly in the investor dependent and real estate portfolios. The increase related to commercial loans was mostly in the non-owner occupied commercial mortgage portfolio. Refer below for certain metrics on general office loans and to Note 4—Loans and Leases for tabular presentation of nonaccrual loans by loan class.

OREO and repossessed assets at December 31, 2023 was $62 million, compared to $47 million at December 31, 2022. Nonperforming assets as a percentage of total loans, leases, OREO and repossessed assets at December 31, 2023 was 0.77% compared to 0.95% at December 31, 2022.

Past Due Accounts
The percentage of loans 30 days or more past due at December 31, 2023 was 1.16% of total loans, compared to 1.22% at December 31, 2022. Delinquency status of loans is presented in Note 4—Loans and Leases.

Commercial Real Estate Portfolio

Our CRE portfolio is diversified across various property types. The following table provides an overview of the property type exposures within our CRE portfolio.

Table 32
Commercial Real Estate Portfolio

dollars in millions		December 31, 2023	
		Balance	**% to Total Loans and Leases**
Multi-Family	$	4,356	3.27 %
General Office		2,927	2.20
Medical Office		3,494	2.62
Industrial / Warehouse		2,888	2.07
Retail		1,828	1.37
Hotel/Motel		792	0.59
Other		4,967	3.73
Total	$	21,252	15.94 %

Evolving macroeconomic and social conditions (including the increase in remote working in connection with the COVID-19 pandemic) may result in changes for general office demand moving forward. Select metrics specific to our general office loan portfolio are as follows:

Table 33
Select General Office Loan Metrics

dollars in millions		December 31, 2023
% of total loans and leases		2.20 %
% of commercial real estate loans		13.77 %
Average loan balance	$	2
Net charge-offs (%)		3.56 %
Delinquencies as a % of total CRE loans		13.56 %
Non-performing loans as a % of CRE loans		11.38 %
ALLL ratio		4.77 %

Concentration Risk

We strive to minimize the risks associated with large concentrations within specific geographic areas, collateral types or industries. Despite our focus on diversification, several characteristics of our loan portfolio subject us to risk, such as our concentrations of real estate secured loans, revolving mortgage loans and healthcare-related loans. Additionally, SVB loans are concentrated in loans with large balances and loans in certain industries and customer groups, including private equity and venture capital.

The following discussions present concentration data along our loan portfolio classes, Commercial, Consumer, and SVB.

Commercial Loans Concentrations

Geographic Concentrations

The following table summarizes state concentrations greater than 5.0% of our loans. Data is based on obligor location unless secured by real estate, then data based on property location.

Table 34
Commercial Loans and Leases - Geography

dollars in millions	December 31, 2023		December 31, 2022		December 31, 2021	
State						
California	$ 10,254	17.2 %	$ 9,226	17.3 %	$ 3,163	14.0 %
North Carolina	9,820	16.4	8,699	16.3	7,181	31.8
Texas	4,339	7.3	3,624	6.8	879	3.9
Florida	3,708	6.2	3,273	6.1	1,496	6.6
South Carolina	3,276	5.5	3,142	5.9	2,855	12.6
All other states	26,645	44.6	24,243	45.4	7,012	31.1
Total U.S.	$ 58,042	97.2 %	$ 52,207	97.8 %	$ 22,586	100.0 %
Total International	1,656	2.8	1,248	2.2	—	—
Total	$ 59,698	100.0 %	$ 53,455	100.0 %	$ 22,586	100.0 %

Industry Concentrations

The following table represents loans by industry of obligor:

Table 35
Commercial Loans and Leases - Industry

dollars in millions	December 31, 2023		December 31, 2022		December 31, 2021	
Real Estate	$ 14,049	23.6 %	$ 11,684	21.9 %	$ 4,279	18.9 %
Healthcare	8,960	15.0	8,146	15.2	6,997	31.0
Business Services	6,943	11.6	5,518	10.3	2,307	10.2
Transportation, Communication, Gas, Utilities	5,801	9.7	5,002	9.4	774	3.4
Manufacturing	4,421	7.4	4,387	8.2	1,347	6.0
Retail	3,550	5.9	3,462	6.5	1,301	5.8
Wholesale	3,496	5.9	2,605	4.9	882	3.9
Service Industries	2,813	4.7	4,213	7.9	722	3.2
Finance and Insurance	2,351	3.9	2,604	4.9	1,361	6.0
Other	7,314	12.3	5,834	10.8	2,616	11.6
Total	$ 59,698	100.0 %	$ 53,455	100.0 %	$ 22,586	100.0 %

We have historically carried a concentration of real estate secured loans, but actively mitigate exposure through underwriting policies, which primarily rely on borrower cash flow rather than underlying collateral values. When we do rely on underlying real property values, we favor financing secured by owner-occupied real property. At December 31, 2023, commercial loans secured by real estate were $30.57 billion, or 51% of commercial loans and leases, compared to $27.18 billion, or 51% at December 31, 2022.

Loans and leases to borrowers in medical, dental or other healthcare fields were $8.96 billion as of December 31, 2023, which represents 15.0% of commercial loans and leases, compared to $8.15 billion or 15.2% of commercial loans and leases at December 31, 2022. The credit risk of this industry concentration is mitigated through our underwriting policies that emphasize reliance on adequate borrower cash flow, rather than underlying collateral value and our preference for financing secured by owner-occupied real property.

Consumer Loans Concentrations

Loan concentrations may exist when multiple borrowers could be similarly impacted by economic or other conditions. The following table summarizes state concentrations greater than 5.0% based on customer address:

Table 36
Consumer Loans - Geography

dollars in millions	December 31, 2023		December 31, 2022		December 31, 2021	
State						
North Carolina	$ 6,347	34.2 %	$ 5,702	32.9 %	$ 4,931	50.4 %
California	4,091	22.0	4,014	23.2	161	1.6
South Carolina	3,318	17.8	3,001	17.3	2,626	26.9
Other states	4,835	26.0	4,609	26.6	2,068	21.1
Total	$ 18,591	100.0 %	$ 17,326	100.0 %	$ 9,786	100.0 %

Among consumer real estate secured loans, our revolving mortgage loans ("Home Equity Lines of Credit" or "HELOCs") present a heightened risk due to long commitment periods during which the financial position of individual borrowers or collateral values may deteriorate significantly. In addition, a large percentage of our HELOCs are secured by junior liens. Substantial declines in collateral values could cause junior lien positions to become effectively unsecured. HELOCs secured by real estate were $2.01 billion, or 11% of total consumer loans, at December 31, 2023, compared to $1.95 billion, or 11%, at December 31, 2022.

Except for loans acquired through mergers and acquisitions, we have not purchased HELOCs in the secondary market, nor have we originated these loans to customers outside of our market areas. Originated HELOCs were underwritten by us based on our standard lending criteria. The HELOC portfolio consists of variable rate lines of credit which allow customer draws during a specified period of the line of credit, with a portion switching to an amortizing term following the draw period. Approximately 81.9% of the revolving mortgage portfolio relates to properties in North Carolina and South Carolina. Approximately 28.6% of the loan balances outstanding are secured by senior collateral positions while the remaining 71.4% are secured by junior liens.

We actively monitor the portion of our HELOCs in the interest-only period and when they will mature. When HELOCs transition from interest-only to requiring principal and interest payments, some borrowers may not be able to afford the higher monthly payments. We have not experienced a significant increase in defaults as a result of these increased payments. In the normal course of business, we will work with each borrower as they approach the revolving period maturity date to discuss options for refinance or repayment.

Silicon Valley Banking Loans

The SVBB Acquisition occurred during 2023. Therefore, there are no prior year comparisons in the following tables and discussions. SVB loan concentrations may exist when there are borrowers engaged in similar activities or types of loans extended to a diverse group of borrowers that could cause those borrowers or portfolios to be similarly impacted by economic or other conditions.

The table below summarizes SVB loans that are secured by real estate, at amortized cost:

Table 37
Silicon Valley Banking Loans Secured by Real Estate

dollars in millions	December 31, 2023
Private bank:	
Loans for personal residence	$ 7,683
Loans to eligible employees	535
Home equity lines of credit	137
Other	101
Total private bank loans secured by real estate	8,456
CRE	
Multifamily and residential investment	815
Retail	464
Office and medical	506
Manufacturing, industrial and warehouse	618
Hospitality	155
Other	140
Total CRE loans secured by real estate	2,698
Premium wine	905
Other	697
Total real estate secured loans	$ 12,756

The SVB loan portfolio is focused on three primary markets: (i) Global Fund Banking, (ii) Technology and Life Science/Healthcare and (iii) Private Banking. The remainder of the portfolio is made up of CRE and other loans.

Global Fund Banking
The Global Fund Banking loan portfolio includes loans to clients in the private equity and venture capital community. Global Fund Banking represented 46% of SVB loans and 19% of total loans at December 31, 2023. The vast majority of this portfolio consists of capital call lines of credit, the repayment of which is dependent on the payment of capital calls by the underlying limited partner investors in the funds managed by these firms. These facilities are generally governed by financial covenants oriented towards ensuring that the funds' remaining callable capital is sufficient to repay the loan, and larger commitments (typically provided to larger private equity funds) are typically secured by an assignment of the general partner's right to call capital from the fund's limited partner investors.

Technology and Life Science/Healthcare
The Technology and Life Science/Healthcare loan portfolios include loans to clients at the various stages of their life cycles. The classes of financing receivables for our technology and life science/healthcare market segments are classified as Investor Dependent - Early Stage, Investor Dependent - Growth Stage, and Innovation Commercial and Industrial ("C&I") and Cash Flow Dependent for reporting purposes.

    Investor Dependent - Early Stage loans represented 3% of SVB loans and 1% of total loans at December 31, 2023. These include loans to pre-revenue, development-stage companies and companies that are in the early phases of commercialization, with revenues of up to $5 million. Repayment of these loans may be dependent upon receipt by borrowers of additional equity financing from venture capital firms or other investors, or in some cases, a successful sale to a third-party or an initial public offering.

    Investor Dependent - Growth Stage loans represented 5% of SVB loans and 2% of total loans at December 31, 2023. These include loans to growth-stage enterprises. Companies with revenues between $5 million and $15 million, or pre-revenue clinical-stage biotechnology companies, are considered to be mid-stage, and companies with revenues in excess of $15 million are considered to be later-stage.

    Innovation C&I and Cash Flow Dependent loans represented 18% of SVB loans and 7% of total loans at December 31, 2023. This portfolio is comprised of two types of loans, Innovation C&I and Cash Flow Dependent. Innovation C&I includes loans in innovation sectors such as technology and life science/healthcare industries. These loans are dependent on either the borrower's cash flows or balance sheet for repayment. Cash Flow Dependent loans are typically used to assist a select group of private equity sponsors with the acquisition of businesses, and repayment is generally dependent upon the cash flows of the combined entities.

Private Banking

Private Banking clients consist of executive leaders and senior investment professionals in the innovation economy, as well as high net worth clients. Lending to Private Banking clients represented 18% of SVB loans and 7% of total loans at December 31, 2023. Many Private Banking products are secured by real estate. These products include mortgage loans, owner-occupied commercial mortgage loans, HELOCs, and other secured lending products. The remaining balance of the Private Banking portfolio consists of personal capital call lines of credit, restricted and private stock loans and other secured and unsecured lending products.

CRE

The CRE class represented 5% of SVB loans and 2% of total loans at December 31, 2023. This class consists generally of acquisition financing loans for commercial properties such as office buildings, retail properties, apartment buildings and industrial/warehouse space. All CRE products are secured by real estate collateral.

Other

This class includes Premium Wine, Other C&I and other portfolios, which represented 5% of SVB loans and 2% of total loans at December 31, 2023. Premium wine loans are to wine producers, vineyards and wine industry or hospitality businesses across the Western United States. A large portion of premium wine loans are secured by real estate collateral. Other C&I loans include tax-exempt commercial loans to not-for-profit private schools, colleges, public charter schools and other not-for-profit organizations as well as commercial loans to clients that are not in technology and life sciences/healthcare industries. Our other class of loans is primarily comprised of construction and land loans for financing new developments or financing improvements to existing buildings, as well as loans made as part of our responsibilities under the CRA.

The following table provides a summary of SVB loans by size and class. The breakout below is based on total client balances (individually or in the aggregate) as of December 31, 2023:

Table 38
Silicon Valley Banking Loans by Size and Class

dollars in millions	Less Than $5 Million		$5 to < $10 Million		$10 to < $20 Million		$20 to < $30 Million		> $30 Million		Total SVB Loans	
Global fund banking	$	935	$	1,474	$	2,596	$	2,251	$	18,296	$	25,552
Investor dependent - early stage		982		313		111		—		—		1,406
Investor dependent - growth stage		632		957		746		191		374		2,900
Innovation C&I and cash flow dependent		264		306		934		1,439		6,721		9,664
Private Bank		7,414		920		866		220		403		9,823
CRE		687		511		724		464		310		2,696
Other		489		609		701		650		523		2,972
Total	$	11,403	$	5,090	$	6,678	$	5,215	$	26,627	$	55,013

SVB Loans - State Concentrations

The following table summarizes state concentrations greater than 5.0% within the SVB loans portfolio at December 31, 2023, based on borrower location:

Table 39
Silicon Valley Banking Loans - Geography

dollars in millions	December 31, 2023		
State			
California	$	17,724	32.2 %
Massachusetts		8,470	15.4
New York		7,952	14.5
Texas		4,071	7.4
Connecticut		3,471	6.3
All other states		11,603	21.1
Total U.S.		53,291	96.9
Total International		1,722	3.1
Total	$	55,013	100.0 %

COUNTERPARTY RISK

We enter into interest rate derivatives and foreign exchange forward contracts as part of our overall risk management practices and also on behalf of our clients. We establish risk metrics and evaluate and manage the counterparty risk associated with these derivative instruments in accordance with the comprehensive Risk Management Framework and Risk Appetite Framework and Statement.

Counterparty credit exposure or counterparty risk is a primary risk of derivative instruments, relating to the ability of a counterparty to perform its financial obligations under the derivative contract. We seek to control credit risk of derivative agreements through counterparty credit approvals, pre-established exposure limits and monitoring procedures, which are integrated with our cash and issuer related credit processes.

The applicable Chief Credit Officer, or delegate, approves each counterparty and establishes exposure limits based on credit analysis of each counterparty. Derivative agreements for BancShares' risk management purposes and for the hedging of client transactions are executed with major financial institutions and are settled through the major clearing exchanges, which are rated investment grade by nationally recognized statistical rating agencies. Credit exposure is mitigated via the exchange of collateral between the counterparties covering mark-to-market valuations. Client related derivative transactions, which are primarily related to lending activities, are incorporated into our loan underwriting and reporting processes.

ASSET RISK

Asset risk is a form of price risk that is a primary risk of our leasing businesses. This relates to the risk of earning capital arising from changes in the value of owned leasing equipment. Asset risk in our leasing business is evaluated and managed in the divisions and overseen by risk management processes. In our asset-based lending business, we also use residual value guarantees to mitigate or partially mitigate exposure to end of lease residual value exposure on certain of our finance leases. Our business process consists of: (1) setting residual values at transaction inception, (2) systematic periodic residual value reviews, and (3) monitoring levels of residual realizations. Residual realizations, by business and product, are reviewed as part of the quarterly financial and asset quality review. Reviews for impairment are performed at least annually.

In combination with other risk management and monitoring practices, asset risk is monitored through: reviews of the equipment markets, including utilization rates and traffic flows; the evaluation of supply and demand dynamics; the impact of new technologies; and changes in regulatory requirements on different types of equipment. At a high level, demand for equipment is correlated with Gross Domestic Product ("GDP") growth trends for the markets the equipment serves, as well as the more immediate conditions of those markets. Cyclicality in the economy and shifts in trade flows due to specific events represent risks to the earnings that can be realized by these businesses. For instance, in the Rail segment, BancShares seeks to mitigate these risks by maintaining a relatively young fleet of assets, which can bolster attractive lease and utilization rates.

MARKET RISK

Interest rate risk management

BancShares is exposed to the risk that changes in market conditions may affect interest rates and negatively impact earnings. The risk arises from the nature of BancShares' business activities, the composition of BancShares' balance sheet, and changes in the level or shape of the yield curve. BancShares manages this inherent risk strategically based on prescribed guidelines and approved limits.

Interest rate risk can arise from many of BancShares' business activities, such as lending, leasing, investing, deposit taking, derivatives, and funding activities. We evaluate and monitor interest rate risk primarily through two metrics.

- *Net Interest Income Sensitivity* ("NII Sensitivity") measures the net impact of hypothetical changes in interest rates on forecasted NII; and
- *Economic Value of Equity ("EVE") Sensitivity* ("EVE Sensitivity") measures the net impact of these hypothetical changes on the value of equity by assessing the economic value of assets, liabilities and off-balance sheet instruments.

BancShares uses a holistic process to measure and monitor both short term and long term risks, which includes, but is not limited to, gradual and immediate parallel rate shocks, changes in the shape of the yield curve, and changes in the relationship of various yield curves. NII Sensitivity generally focuses on shorter term earnings risk, while EVE Sensitivity assesses the longer-term risk of the existing balance sheet.

Our exposure to NII Sensitivity is guided by the Risk Appetite Framework and Statement and a range of risk metrics and BancShares may utilize tools across the balance sheet to adjust its interest rate risk exposures, including through business line actions and actions within the investment, funding and derivative portfolios.

The composition of our interest rate sensitive assets and liabilities generally results in a net asset-sensitive position for NII Sensitivity, whereby our assets will reprice faster than our liabilities.

Our funding sources consist primarily of deposits and we also support our funding needs through wholesale funding sources (including unsecured and secured borrowings). The SVBB Acquisition significantly increased our balance sheet and changed our rate sensitivity. At the time of the SVBB Acquisition, we assumed $56.01 billion of deposits, entered into a $36.07 billion fixed-rate Purchase Money Note payable to the FDIC, and acquired $68.47 billion of loans, most of which have variable rates, and $35.31 billion of cash and interest-bearing deposits at banks.

The deposit rates we offer are influenced by market conditions and competitive factors. Market rates are the key drivers of deposit costs and we continue to optimize deposit costs by improving our deposit mix. Changes in interest rates, expected funding needs, as well as actions by competitors, can affect our deposit taking activities and deposit pricing. We believe our targeted non-maturity deposit customer retention is strong and we remain focused on optimizing our mix of deposits. We regularly assess the effect of deposit rate changes on our balances and seek to achieve optimal alignment between assets and liabilities.

The following table summarizes the results of 12-month NII Sensitivity simulations produced by our asset/liability management system. These simulations assume static balance sheet replacement with like products and implied forward market rates, but also incorporate additional assumptions, including prepayment estimates, pricing estimates, deposit behaviors, and using internal models. The below simulations assume an immediate 25, 100 and 200 bps parallel increase and decrease from the market-based forward curve for December 31, 2023, 2022, and 2021.

Table 40
Net Interest Income Sensitivity Simulation Analysis

	Estimated (Decrease) Increase in NII		
Change in interest rate (bps)	December 31, 2023	December 31, 2022	December 31, 2021
-200	(20.1) %	(9.0) %	— %
-100	(10.0)	(4.0)	(5.8)
-25	(2.5)	(0.9)	(1.2)
+25	2.4	0.8	1.1
+100	9.8	3.4	3.2
+200	19.4	6.7	6.3

NII Sensitivity metrics at December 31, 2023, compared to December 31, 2022, were primarily affected by the addition of the acquired loans and assumed deposits as part of the SVBB Acquisition, as well as the Purchase Money Note and the higher cash balance to manage liquidity risk from the acquired portfolios.

As of December 31, 2023, BancShares continues to have an asset sensitive interest rate risk profile and the potential exposure to forecasted earnings was largely driven by the composition of the balance sheet (primarily due to floating rate commercial loans and cash), as well as estimates of modest future deposit betas. Approximately 65%-70% of our loans have floating contractual reference rates, indexed primarily to the Prime Lending Rate and Secured Overnight Financing Rate ("SOFR"). Deposit betas are currently modeled to have a portfolio average of approximately 35%-40% over the twelve-month forecast horizon. Deposit beta is the portion of a change in the federal funds rate that is passed on to the deposit rate. Actual deposit betas may be different than modeled, depending on various factors, including liquidity requirements, deposit mix and competitive pressures. Impacts to NII Sensitivity may change due to actual results differing from modeled expectations.

As noted above, EVE Sensitivity supplements NII simulations as it estimates risk exposures beyond a twelve-month horizon. EVE Sensitivity measures the change in the EVE driven by changes in assets, liabilities, and off-balance sheet instruments in response to a change in interest rates. EVE Sensitivity was calculated by estimating the change in the net present value of assets, liabilities, and off-balance sheet items under various rate movements.

The following table presents the EVE profile as of December 31, 2023, 2022, and 2021:

Table 41
Economic Value of Equity Modeling Analysis

	Estimated (Decrease) Increase in EVE		
Change in interest rate (bps)	December 31, 2023	December 31, 2022	December 31, 2021
-200	(7.2) %	(12.1) %	— %
-100	(3.2)	(5.3)	(13.7)
-25	(0.7)	(1.2)	—
+100	2.6	4.1	6.1
+200	4.8	3.0	5.9

The EVE metrics at December 31, 2023 compared to December 31, 2022 were primarily affected by the balance sheet changes noted earlier due to the SVBB Acquisition.

In addition to the above reported sensitivities, a wide variety of potential interest rate scenarios are simulated within our asset/liability management system. Scenarios that impact balance sheet composition or the sensitivity to key assumptions are also evaluated.

We use results of our various interest rate risk analyses to formulate and implement asset and liability management strategies, in coordination with the Asset Liability Committee, to achieve the desired risk profile, while managing our objectives for market risk and other strategic objectives. Specifically, we may manage our interest rate risk position through certain pricing strategies and product design for loans and deposits, our investment portfolio, funding portfolio, or by using derivatives to mitigate earnings volatility.

The above sensitivities provide an estimate of our interest rate sensitivity; however, they do not account for potential changes in credit quality, size, mix, or changes in the competition for business in the industries we serve. They also do not account for other business developments and other actions. Accordingly, we can give no assurance that actual results would not differ materially from the estimated outcomes of our simulations.

The following table provides loan maturity distribution information:

Table 42
Loan Maturity Distribution

dollars in millions

	At December 31, 2023, Maturing				
	Within One Year	**One to Five Years**	**Five to 15 Years**	**After 15 Years**	**Total**
Commercial					
Commercial construction	$ 1,122	$ 1,693	$ 639	$ 11	$ 3,465
Owner occupied commercial mortgage	1,702	6,906	6,699	260	15,567
Non-owner occupied commercial mortgage	3,041	6,213	1,651	635	11,540
Commercial and industrial	8,823	15,684	2,377	188	27,072
Leases	574	1,261	219	—	2,054
Total commercial	15,262	31,757	11,585	1,094	59,698
Consumer					
Residential mortgage	529	2,314	5,101	6,478	14,422
Revolving mortgage	58	200	690	1,059	2,007
Consumer auto	324	993	125	—	1,442
Consumer other	168	395	146	11	720
Total consumer	1,079	3,902	6,062	7,548	18,591
SVB					
Global fund banking	24,076	1,355	122	—	25,553
Investor dependent - early stage	116	1,287	—	—	1,403
Investor dependent - growth stage	277	2,620	—	—	2,897
Innovation and cash flow dependent	1,287	8,038	333	—	9,658
Private Bank	216	443	993	8,170	9,822
CRE	239	1,737	646	76	2,698
Other	749	752	861	620	2,982
Total SVB	26,960	16,232	2,955	8,866	55,013
Total loans and leases	$ 43,301	$ 51,891	$ 20,602	$ 17,508	$ 133,302

The following table provides information regarding the sensitivity of loans and leases to changes in interest rates:

Table 43
Loan Interest Rate Sensitivity

dollars in millions	Loans Maturing One Year or After with	
	Fixed Interest Rates	**Variable Interest Rates**
Commercial		
Commercial construction	$ 950	$ 1,393
Owner occupied commercial mortgage	12,515	1,350
Non-owner occupied commercial mortgage	3,886	4,613
Commercial and industrial	8,802	9,447
Leases	1,467	13
Total commercial	27,620	16,816
Consumer		
Residential mortgage	7,294	6,599
Revolving mortgage	33	1,916
Consumer auto	1,118	—
Consumer other	272	280
Total consumer	8,717	8,795
SVB		
Global fund banking	7	1,470
Investor dependent - early stage	22	1,265
Investor dependent - growth stage	2	2,618
Innovation and cash flow dependent	—	8,371
Private Bank	1,954	7,652
CRE	1,171	1,288
Other	1,447	786
Total SVB	4,603	23,450
Total loans and leases	$ 40,940	$ 49,061

Reference Rate Reform

The U.S. Dollar London Inter-Bank Offered Rate ("LIBOR") officially ceased reporting at close of business June 30, 2023. The U.K. Financial Conduct Authority at such time announced that LIBOR is "Not Representative" going forward.

In April 2018, the FRB of New York commenced publication of SOFR, which has been recommended as an alternative to LIBOR by the Alternative Reference Rates Committee, a group of market and official sector participants. On March 15, 2022, the U.S. Congress adopted, as part of the Consolidated Appropriation Act of 2022, the Adjustable Interest Act ("LIBOR Act"), which provides certain statutory requirements and guidance for the selection and use of alternative reference rates in legacy financial contracts governed by U.S. law that do not provide for the use of a clearly defined or practicable alternative reference rate. On July 19, 2022, the Board of Governors of the Federal Reserve System issued a notice of proposed rulemaking on a proposed regulation to implement the LIBOR Act, as required by its terms. The LIBOR Act requires implementing regulations be in place within 180 days of its enactment. The final rule was approved by the FRB on December 16, 2022 and became effective February 27, 2023. The CFPB issued an interim final rule, effective May 15, 2023. This further addresses the planned cessation of most LIBOR tenors after June 30, 2023, by incorporating the FRB selected benchmark replacement for consumer loans into Regulation Z open-end and closed-end credit provisions. The final rule identifies replacement benchmark rates based on SOFR to replace overnight, one-month, three-month, six-month, and 12-month LIBOR contracts subject to the LIBOR Act. BancShares has adopted FRB-selected benchmark replacements to take advantage of the safe harbors, where applicable, that are afforded in the rule.

All consumer and commercial clients with contracts providing FCB with unilateral lender discretion were notified in April 2023 of LIBOR's cessation and FCB's preferred replacement index, SOFR. During the second quarter of 2023, FCB added replacement indices to all impacted systems. The remaining servicing task for both General Banking and Commercial Banking is to link transactions to the new index as the index becomes effective (next reset date). In the months leading up to the cessation of LIBOR, Commercial Banking engaged in a proactive exercise to amend existing contracts where it would provide a positive client experience. All amendments are completed. Synthetic LIBOR for 1, 3 and 6 month tenors will be reported through the end of September 2024 and is calculated based on CME Term SOFR plus the relevant International Swaps and Derivatives Association agreement fixed spread adjustments.

As loans mature and new originations occur a larger percentage of BancShares' variable-rate loans are expected to reference SOFR in response to the discontinuation of LIBOR. However, we are positioned to accommodate other alternative reference rates (e.g., credit sensitive rates) in response to how the market evolves. Further, BancShares has moved to Term SOFR plus the Alternative Reference Rates Committee recommended credit spread adjustment for its fixed-to-floating rate, non-cumulative perpetual preferred stock Series B ("Series B Preferred Stock") since the dividends were previously based on a floating rate tied to three-month LIBOR. The last dividend payment based on a LIBOR accrual occurred on September 15, 2023.

Some acquired assets, such as loans and derivatives as well as derivative liabilities, from the SVBB Acquisition have LIBOR settings. Processes and procedures are in place to have these LIBOR exposures reference alternative rates, such as Term SOFR and Daily SOFR at the next reset date.

LIQUIDITY RISK

Our liquidity risk management and monitoring process is designed to ensure the availability of adequate cash and collateral resources and funding capacity to meet our obligations. Our overall liquidity management strategy is intended to ensure appropriate liquidity to meet expected and contingent funding needs under both normal and stressed environments. Consistent with this strategy, we maintain sufficient amounts of Available Cash and High Quality Liquid Securities ("HQLS"). Additional sources of liquidity include FHLB borrowing capacity, committed credit facilities, repurchase agreements, brokered certificates of deposit issuances, unsecured debt issuances, and cash collections generated by portfolio asset sales to third parties.

We utilize measurement tools to assess and monitor the level and adequacy of our liquidity position, liquidity conditions and trends. We measure and forecast liquidity and liquidity risks under different hypothetical scenarios and across different horizons. We use a liquidity stress testing framework to better understand the range of potential risks and their impacts to which BancShares is exposed. Stress test results inform our business strategy, risk appetite, levels of liquid assets, and contingency funding plans. Also included among our liquidity measurement tools are key risk indicators that assist in identifying potential liquidity risk and stress events.

BancShares maintains a framework to establish liquidity risk tolerances, monitoring, and breach escalation protocol to alert management of potential funding and liquidity risks and to initiate mitigating actions as appropriate. Further, BancShares maintains a contingent funding plan, which details protocols and potential actions to be taken under liquidity stress conditions.

Liquidity includes Available Cash and HQLS. At December 31, 2023 we had $57.28 billion of total Liquid Assets (26.8% of total assets) and $33.94 billion of contingent liquidity sources available.

Table 44
Liquidity

dollars in millions	December 31, 2023
Available cash	$ 32,693
High quality liquid securities [1]	24,591
Liquid assets	$ 57,284

Credit Facilities:	Current Capacity [2]
FDIC facility [3]	$ 15,107
FHLB facility [4]	13,622
FRB facility	5,115
Line of credit	100
Total contingent sources	$ 33,944
Total liquid assets and contingent sources	$ 91,228

[1] Consists of readily-marketable, unpledged securities, as well as securities pledged but not drawn against at the FHLB and available for sale, and generally is comprised of Treasury and U.S. Agency investment securities held outright or via reverse repurchase agreements.
[2] Current capacity is based on the amount of collateral pledged and available for use at December 31, 2023.
[3] Advance Facility Agreement with the FDIC obtained in connection with SVBB Acquisition and has a maximum capacity of $70 billion, subject to additional collateral pledge requirements. See below for additional details and limits on use.
[4] See following table for additional details.

We fund our operations through deposits and borrowings. Our primary source of liquidity is derived from our various deposit channels, including our branch network and Direct Bank. Total deposits at December 31, 2023 were $145.85 billion, an increase of $56.45 billion from $89.41 billion at December 31, 2022. The increase in deposits from December 31, 2022 primarily reflected additional deposits from the SVBB Acquisition, and growth in the Direct Bank. We use borrowings to diversify the funding of our business operations. Total borrowings at December 31, 2023 were $37.65 billion, an increase of $31.01 billion from $6.65 billion at December 31, 2022. The increase in borrowings from December 31, 2022 primarily reflected the Purchase Money Note (see Note 2—Business Combinations), partially offset by FHLB repayments. In addition to the Purchase Money Note and FHLB advances, borrowings also include senior unsecured notes, securities sold under customer repurchase agreements, and subordinated notes. Refer to the respective "Deposits" and "Borrowings" sections of this MD&A for further details.

FHLB Capacity

A source of available funds is advances from the FHLB of Atlanta. We may pledge assets for secured borrowing transactions, which include borrowings from the FHLB and/or FRB, or for other purposes as required or permitted by law. The debt issued in conjunction with these transactions is collateralized by certain discrete receivables, securities, loans, leases and/or underlying equipment. Certain related cash balances are restricted.

Table 45
FHLB Balances

dollars in millions	December 31, 2023	December 31, 2022	December 31, 2021
Total borrowing capacity	$ 15,072	$ 14,918	$ 9,564
Less:			
Advances	—	4,250	645
Letters of credit [1]	1,450	1,450	—
Available capacity	$ 13,622	$ 9,218	$ 8,919
Pledged Non-PCD loans (contractual balance)	$ 25,370	$ 23,491	$ 14,507
Weighted average rate on advances	— %	3.28 %	1.28 %

[1] *Letters of credit were established with the FHLB to collateralize public funds.*

FRB Capacity

Under borrowing arrangements with the FRB of Richmond, FCB has access to $5.12 billion on a secured basis. There were no outstanding borrowings with the FRB Discount Window at December 31, 2023, 2022, and 2021.

In March 2023, following the failures of Silicon Valley Bank and Signature Bank, the FRB created a new Bank Term Funding Program (the "Funding Program") as an additional source of liquidity against high-quality securities in order to make additional funding available to eligible depository institutions. The Funding Program offers loans of up to one year in length to eligible depository institutions pledging U.S. Treasuries, agency debt and mortgage-backed securities, and other qualifying assets as collateral, provided that such collateral was owned by the borrower as of March 12, 2023. These pledged assets will be valued at par under the Funding Program. Eligible institutions can request advances under the Funding Program until March 11, 2024. As of December 31, 2023, we did not have any securities pledged or amounts advanced related to this program.

FDIC Credit Facility

FCB and the FDIC entered into the Advance Facility Agreement, dated as of March 27, 2023, and effective as of November 20, 2023, providing total advances available through March 27, 2025 of up to $70 billion (subject to the limits described below) solely to provide liquidity to offset deposit withdrawal or runoff of former SVBB deposit accounts and to fund the unfunded commercial lending commitments acquired in the SVBB Acquisition. Borrowings outstanding under the Advance Facility Agreement are limited to an amount equal to the value of loans and other collateral obtained from SVBB plus the value of any other unencumbered collateral agreed by the parties to serve as additional collateral, reduced by the amount of principal and accrued interest outstanding under the Purchase Money Note and the accrued interest on the Advance Facility Agreement. Interest on any outstanding principal amount accrues at a variable rate equal to the three-month weighted average of the Daily Simple SOFR plus 25 bps (but in no event less than 0.00%). The facility had a current capacity of $15.11 billion and was not utilized as of December 31, 2023. See Note 2—Business Combinations for further discussion.

Contractual Obligations and Commitments

The following table includes significant contractual obligations and commitments as of December 31, 2023, representing required and potential cash outflows, including impacts from purchase accounting adjustments and deferred fees. See Note 24 —Commitments and Contingencies for additional information regarding commitments. Financing commitments, letters of credit and deferred purchase commitments are presented at contractual amounts and do not necessarily reflect future cash outflows, as many are expected to expire unused or partially used. Balances related to the SVBB Acquisition are primarily included in financing commitments, letters of credit and affordable housing partnerships.

Table 46
Contractual Obligations and Commitments

dollars in millions	Payments Due by Period				
	Less than 1 year	**1-3 years**	**4-5 years**	**Thereafter**	**Total**
Contractual obligations:					
Time deposits [1]	$ 15,175	$ 1,200	$ 52	$ —	$ 16,427
Short-term borrowings	485	—	—	—	485
Long-term borrowings [1][2]	(34)	207	36,996	—	37,169
Total contractual obligations	$ 15,626	$ 1,407	$ 37,048	$ —	$ 54,081
Commitments:					
Financing commitments	$ 34,145	$ 12,873	$ 4,669	$ 5,880	$ 57,567
Letters of credit	1,990	308	211	6	2,515
Deferred purchase agreements	2,076	—	—	—	2,076
Purchase and funding commitments	685	—	—	—	685
Affordable housing partnerships [1]	510	379	19	39	947
Total commitments	$ 39,406	$ 13,560	$ 4,899	$ 5,925	$ 63,790

[1] Time deposits and long-term borrowings are presented net of purchase accounting adjustments of $11 million and $163 million, respectively. On-balance sheet commitments for affordable housing partnerships are included in other liabilities and presented net of a purchase accounting adjustment of $57 million .

[2] Less than 1 year balance represents the estimated amortization of the purchase accounting adjustment and deferred costs in excess of scheduled repayments.

CRA Investment Commitment

BancShares has a community benefit plan, developed in collaboration with representatives of community reinvestment organizations. See further discussion on CRA, including details on investment commitments, in the subsection "Subsidiary Bank - FCB" in Item 1. Business—Regulatory Considerations of this Annual Report on Form 10-K.

CAPITAL

Capital requirements applicable to BancShares are discussed in "Regulatory Considerations" section in Item 1. Business of this Annual Report on Form 10-K, including a discussion of an NPR issued by the federal banking agencies regarding enhanced capital requirements.

The SVBB Acquisition was the primary cause of increase in BancShares' total assets, from $109.30 billion at December 31, 2022 to $213.76 billion at December 31, 2023. BancShares' total consolidated assets remains between $100 billion and $250 billion, and, as such, BancShares is required to comply with certain enhanced prudential standards applicable to Category IV banking organizations, subject to the applicable transition periods. However, the proposed interagency rulemaking recently announced by the FDIC, the Federal Reserve and the OCC could alter the capital framework for banks with total assets of $100 billion or more. We are continuing to monitor these proposed rules. For further discussion, refer to the section entitled "Regulatory Considerations" in Item 1. Business of this Annual Report of Form 10-K.

BancShares maintains a comprehensive capital adequacy process. BancShares establishes internal capital risk limits and warning thresholds, which utilize Risk-Based and Leverage-Based Capital calculations, internal and external early warning indicators, its capital planning process, and stress testing to evaluate BancShares' capital adequacy for multiple types of risk in both normal and stressed environments. The capital management framework requires contingency plans be defined and may be employed at management's discretion.

Common and Preferred Stock Dividends

During the first, second and third quarters of 2023, we paid quarterly dividends of $0.75 on the Class A common stock and Class B common stock. On October 24, 2023, our Board declared a quarterly dividend on the Class A common stock and Class B common stock of $1.64 per common share that was paid in the fourth quarter. On January 24, 2024, our Board declared a quarterly dividend on the Class A common stock and Class B common stock of $1.64 per common share. The dividends are payable on March 15, 2024 to stockholders of record as of February 29, 2024.

On January 24, 2024, our Board also declared dividends on our Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock. The dividends are payable on March 15, 2023. Dividend payment information on our Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock is disclosed in Note 17—Stockholders' Equity.

Capital Composition and Ratios

The table below shows activities that caused the change in outstanding Class A common stock during 2023:

Table 47
Changes in Shares of Class A Common Stock Outstanding

	Year Ended December 31, 2023
Class A common stock shares outstanding at beginning of period	13,501,017
Restricted stock units vested, net of shares held to cover taxes	13,916
Class A common stock shares outstanding at end of period	13,514,933

We also had 1,005,185 Class B common stock outstanding at December 31, 2023 and December 31, 2022.

On April 25, 2023 the Parent Company's stockholders approved amendments to the Certificate of Incorporation to increase the number of authorized shares of the Class A common stock from 16,000,000 shares to 32,000,000 shares and to increase the number of authorized shares of the Preferred Stock from 10,000,000 shares to 20,000,000.

We are committed to effectively managing our capital to protect our depositors, creditors and stockholders. We continually monitor the capital levels and ratios for BancShares and FCB to ensure they exceed the minimum requirements imposed by regulatory authorities and to ensure they are appropriate given growth projections, risk profile and potential changes in the regulatory or external environment. Failure to meet certain capital requirements may result in actions by regulatory agencies that could have a material impact on our consolidated financial statements.

In accordance with GAAP, the unrealized gains and losses on certain assets and liabilities, net of deferred taxes, are included in accumulated other comprehensive loss within stockholders' equity. These amounts are excluded from the calculation of our regulatory capital ratios under current regulatory guidelines.

Table 48
Analysis of Capital Adequacy

dollars in millions	Requirements to be Well Capitalized	December 31, 2023		December 31, 2022		December 31, 2021	
		Amount	Ratio	Amount	Ratio	Amount	Ratio
BancShares							
Risk-based capital ratios							
Total risk-based capital	10.00 %	$ 23,891	15.75 %	$ 11,799	13.18 %	$ 5,042	14.35 %
Tier 1 risk-based capital	8.00	21,150	13.94	9,902	11.06	4,380	12.47
Common equity Tier 1	6.50	20,270	13.36	9,021	10.08	4,041	11.50
Tier 1 leverage ratio	5.00	21,150	9.83	9,902	8.99	4,380	7.59
FCB							
Risk-based capital ratios							
Total risk-based capital	10.00 %	$ 23,600	15.56 %	$ 11,627	12.99 %	$ 4,858	13.85 %
Tier 1 risk-based capital	8.00	21,227	13.99	10,186	11.38	4,651	13.26
Common equity Tier 1	6.50	21,227	13.99	10,186	11.38	4,651	13.26
Tier 1 leverage ratio	5.00	21,227	9.88	10,186	9.25	4,651	8.07

As of December 31, 2023, BancShares and FCB had risk-based capital ratio conservation buffers of 7.75% and 7.56%, respectively, which are in excess of the Basel III conservation buffer of 2.50%. As of December 31, 2022, BancShares and FCB risk-based capital ratio conservation buffers were 5.06% and 4.99%, respectively. The capital ratio conservation buffers represent the excess of the regulatory capital ratios as of December 31, 2023 and 2022 over the Basel III minimum for the ratio that is the binding constraint. Additional Tier 1 capital for BancShares includes perpetual preferred stock.

Additional Tier 2 capital for BancShares and FCB primarily consists of qualifying ALLL and qualifying subordinated debt.

CRITICAL ACCOUNTING ESTIMATES

The accounting and reporting policies of BancShares are in accordance with GAAP and are described in Note 1—Significant Accounting Policies and Basis of Presentation.

The preparation of financial statements in conformity with GAAP requires us to exercise judgment in determining many of the estimates and assumptions utilized to arrive at the carrying value of assets and liabilities and amounts reported for revenues and expenses. Our financial position and results of operations could be materially affected by changes to these estimates and assumptions.

We consider accounting estimates to be critical to reported financial results if (i) the accounting estimate requires management to make assumptions about matters that are highly uncertain and (ii) different estimates that management reasonably could have used for the accounting estimate in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, could have a material impact on our financial statements. Accounting estimates related to BancShares' ALLL and certain purchase accounting fair value estimates for the SVBB Acquisition related to loans and core deposit intangibles are considered to be critical accounting estimates because considerable judgment and estimation is applied by management.

ALLL

The ALLL represents management's best estimate of credit losses expected over the life of the loan or lease, adjusted for expected contractual payments and the impact of prepayment expectations. Estimates for loan and lease losses are determined by analyzing quantitative and qualitative components present as of the evaluation date.

The ALLL is calculated based on a variety of considerations, including, but not limited to actual net loss history of the various loan and lease pools, delinquency trends, changes in forecasted economic conditions, loan growth, estimated loan life, and changes in portfolio credit quality. Loans and leases are segregated into pools with similar risk characteristics and each have a model that is utilized to estimate the ALLL.

The ALLL models utilize economic variables, including unemployment, GDP, home price index, CRE index, corporate profits, and credit spreads. These economic variables are based on macroeconomic scenario forecasts with a forecast horizon that covers the lives of the loan portfolios.

While management utilizes its best judgment and information available, the ultimate adequacy of our ALLL is dependent upon a variety of factors beyond our control which are inherently difficult to predict, the most significant being the macroeconomic scenario forecasts that determine the economic variables utilized in the ALLL models. Due to the inherent uncertainty in the macroeconomic forecasts, BancShares utilizes baseline, upside, and downside macroeconomic scenarios and weights the scenarios based on review of variable forecasts for each scenario and comparison to expectations. At December 31, 2023, ALLL estimates in these scenarios ranged from approximately $1.39 billion, when weighing the upside scenario 100%, to approximately $2.22 billion when weighting the downside scenario 100%. BancShares management determined that an ALLL of $1.75 billion was appropriate as of December 31, 2023.

Current economic conditions and forecasts can change which could affect the anticipated amount of estimated credit losses and therefore the appropriateness of the ALLL. It is difficult to estimate how potential changes in any one economic factor or input might affect the overall ALLL because a wide variety of factors and inputs are considered in estimating the ALLL and changes in those factors and inputs considered may not occur at the same rate and may not be consistent across all product types. Additionally, changes in factors and inputs may be directionally inconsistent, such that improvement in one factor may offset deterioration in others.

Accounting policies related to the ALLL are discussed in Note 1—Significant Accounting Policies and Basis of Presentation. For more information regarding the ALLL, refer to the Credit Risk Management — ALLL section of this MD&A and Note 5—Allowance for Loan and Lease Losses.

Purchase Accounting Fair Value Estimates

Acquired assets and liabilities in a business combination are recorded at their fair values as of the date of acquisition. The determination of estimated fair values required management to make certain estimates about discount rates, future expected cash flows, market conditions at the time of the acquisition, and other future events that are highly subjective in nature and may require adjustments. The fair values for these items are further discussed in Note 2—Business Combinations.

Fair values of loans acquired in and core deposit intangibles associated with the SVBB Acquisition are considered critical accounting estimates and are further discussed below.

Loans

Fair values for loans acquired in the SVBB Acquisition were based on a discounted cash flow methodology that forecasts expected credit and prepayment adjusted cash flows, which were discounted using market-based discount rates. This approach also considered factors including the type of loan and related collateral, fixed or variable interest rate, remaining term, credit quality ratings or scores, and amortization status.

Selected larger, impaired loans were specifically reviewed to evaluate fair value. Loans with similar risk characteristics were pooled together when applying various valuation techniques. The discount rates used for loans were based on an evaluation of current market rates for new originations of comparable loans and required rates of return for market participants to purchase similar assets, including adjustments for liquidity and credit quality when necessary. In our valuation analysis, the discount rate had the most significant impact on the valuation. An increase of 0.25% to the discount rates used to derive the fair value of the loans at the time of the acquisition would have reduced the fair value by approximately $215 million, whereas a decrease of 0.25% to the discount rates would have increased the fair value by approximately $230 million.

Core Deposit Intangibles

Certain core deposits were acquired as part of the SVBB Acquisition, which provide an additional source of funds for BancShares. Core deposit intangibles represent the costs saved by BancShares by acquiring the core deposits rather than sourcing the funds elsewhere. The core deposit intangibles were recorded at fair value of $230 million at the SVBB Acquisition Date. See Note 1—Significant Accounting Policies and Basis of Presentation for further accounting policy information, Note 2 —Business Combinations and Note 8—Goodwill and Core Deposit Intangibles.

Core deposit intangibles were valued using the income approach, after-tax cost savings method. This method estimates the fair value by discounting to present value the favorable funding spread attributable to the core deposit balances over their estimated average remaining life. The favorable funding spread is calculated as the difference in the alternative cost of funds and the net deposit cost. The discounted cash flow methodology considered discount rate, client attrition rate, cost of the deposit base, reserve requirements, net maintenance cost, and an estimate of the cost associated with alternative funding sources. In our valuation analysis, the attrition rate had the most significant impact on the valuation. An increase of 2.50% to the attrition rates used to derive the fair value of core deposit intangibles at the SVBB Acquisition Date would have decreased core deposit intangibles by approximately $40 million, whereas a decrease to the attrition rates of 2.50% would have increased core deposit intangibles by approximately $60 million.

RECENT ACCOUNTING PRONOUNCEMENTS

BancShares adopted the following FASB Accounting Standards Updates ("ASUs") as of January 1, 2024:

Standard	Summary of Guidance	Effect on BancShares' Financial Statements
ASU 2023-02 – Investments—Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method Issued March 2023	The amendments in this ASU allow entities to elect to account for qualifying tax equity investments using the proportional amortization method ("PAM"), regardless of the program giving rise to the related income tax credits. PAM accounting had been available only for qualifying investments in qualified affordable housing projects. This ASU also requires disclosure of the nature of the investor's tax equity investments and the effect of income tax credits and other income tax benefits from tax equity investments on the investor's balance sheet and income statement.	BancShares adopted ASU 2023-02 as of January 1, 2024. Adoption of this ASU did not have a material impact on our consolidated financial statements.
ASU 2022-03 - Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions Issued June 2022	The amendments in this ASU clarify that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. This ASU also requires specific disclosures for equity securities subject to contractual sale restrictions.	BancShares adopted ASU 2022-03 as of January 1, 2024. Adoption of this ASU did not have a material impact on our consolidated financial statements and related disclosures.

The following ASUs were issued by the FASB but are not yet effective for BancShares:

Standard	Summary of Guidance	Effect on BancShares' Financial Statements
ASU No. 2023-09 - Income Taxes (Topic 740): Improvements to Income Tax Disclosures Issued December 2023	This ASU enhances income tax disclosure requirements primarily by requiring disclosure of specific categories in the rate reconciliation table and disaggregation of income taxes paid by jurisdiction.	Effective for BancShares beginning with our financial statement for the year ending December 31, 2025. Early adoption is permitted and this ASU allows for adoption on a prospective basis, with a retrospective option permitted to prior periods presented. We are currently evaluating the impact of this ASU on our income tax footnote disclosures.
ASU No. 2023-07 - Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures Issued November 2023	This ASU expands reportable segment disclosure requirements primarily through enhanced disclosures of significant segment expenses that are regularly provided to the chief operating decision maker and disclosure of the amount and composition of other segment items. Other segment items are the amount that reconciles segment revenues, less significant expenses, to segment profit or loss by reportable segment.	Effective for BancShares beginning with our financial statement for the year ending December 31, 2024, and for interim periods beginning in 2025. Early adoption is permitted, and retrospective application is required for all periods presented. We are currently evaluating the impact of the ASU on our segment footnote disclosures.

The following ASUs related to reference rate reform can be applied through December 31, 2024:

Standard	Summary of Guidance	Effect on BancShares' Financial Statements
ASU 2020-04, Reference Rate Reform (Topic 848) Facilitation of the Effects of Reference Rate Reform on Financial Reporting Issued March 2020

ASU 2021-01, Reference Rate Reform (Topic 848): Scope Issued January 2021

ASU 2022-06, Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848 Issued December 2022 | These ASUs apply only to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform.

These ASUs allow entities to prospectively apply certain optional expedients for contract modifications and removes the requirements to remeasure contract modifications or de-designate hedging relationships. In addition, potential sources of ineffectiveness as a result of reference rate reform may be disregarded when performing certain effectiveness assessments.

The main purpose of the optional expedients is to ease the administrative burden of accounting for contracts impacted by reference rate reform.

ASU 2021-01 refines the scope of Accounting Standards Codification 848 and clarifies which optional expedients may be applied to derivative instruments that do not reference LIBOR or a reference rate that is expected to be discontinued, but that are being modified in connection with the market-wide transition to new reference rates.

ASU 2022-06 extends the period of time entities can utilize the reference rate reform relief guidance under ASU 2020-04 from December 31, 2022 to December 31, 2024. | The reference rate reform ASU guidance has not had, and is not expected to have, a material impact on the financial statements.

Refer to the "Reference Rate Reform" section of this MD&A for further discussion regarding the replacement of LIBOR. |

NON-GAAP FINANCIAL MEASUREMENTS

BancShares provides certain non-GAAP information in reporting its financial results to give investors additional data to evaluate its operations. A non-GAAP financial measure is a numerical measure of a company's historical or future financial performance or financial position that may either exclude or include amounts or is adjusted in some way to the effect of including or excluding amounts, as compared to the most directly comparable measure calculated and presented in accordance with GAAP financial statements. BancShares' management believes that non-GAAP financial measures, when reviewed in conjunction with GAAP financial information, can provide transparency about, or an alternate means of assessing, its operating results and financial position to its investors, analysts and management. These non-GAAP measures should be considered in addition to, and not superior to or a substitute for, GAAP measures presented in BancShares' consolidated financial statements and other publicly filed reports. In addition, our non-GAAP measures may be different from or inconsistent with non-GAAP financial measures used by other institutions.

Whenever we refer to a non-GAAP financial measure we will generally define and present the most directly comparable financial measure calculated and presented in accordance with GAAP, along with a reconciliation between the GAAP financial measure and the non-GAAP financial measure. We describe each of these measures below and explain why we believe the measure to be useful.

Adjusted Rental Income on Operating Lease Equipment for Rail Segment

Adjusted rental income on operating lease equipment within the Rail segment is calculated as rental income on operating leases less depreciation and maintenance. This metric allows us to monitor the performance and profitability of the rail leases after deducting direct expenses.

The table below presents a reconciliation of rental income on operating leases to adjusted rental income on operating lease equipment.

Table 49
Rail Segment

dollars in millions	Year Ended December 31,	
	2023	**2022**
Rental income on operating leases (GAAP)	$ 740	$ 652
Less: Depreciation on operating lease equipment	191	176
Less: Maintenance and other operating lease expenses	222	189
Adjusted rental income on operating lease equipment (non-GAAP)	$ 327	$ 287

FOURTH QUARTER ANALYSIS

The following table compares financial data for the three months ended December 31, 2023 (the "current quarter") to financial data for the three months ended September 30, 2023 (the "linked quarter") and December 31, 2022 (the "prior year quarter").

Table 50
Selected Financial Data

dollars in millions, except share data	Three Months Ended		
	December 31, 2023	**September 30, 2023**	**December 31, 2022**
Results of Operations:			
Interest income	$ 3,117	$ 3,110	$ 1,040
Interest expense	1,206	1,120	238
Net interest income	1,911	1,990	802
Provision for credit losses	249	192	79
Net interest income after provision for credit losses	1,662	1,798	723
Noninterest income	543	615	429
Noninterest expense	1,492	1,416	760
Income before income taxes	713	997	392
Income tax expense	199	245	135
Net income	514	752	257
Preferred stock dividends	15	15	14
Net income available to common stockholders	$ 499	$ 737	$ 243
Per Common Share Information:			
Average diluted common shares outstanding	14,539,838	14,539,133	14,607,426
Earnings per diluted common share	$ 34.33	$ 50.67	$ 16.67
Key Performance Metrics:			
Return on average assets	0.95 %	1.41 %	0.93 %
Net interest margin [1]	3.86	4.07	3.39
Select Average Balances:			
Investment securities	$ 28,722	$ 24,388	$ 18,876
Total loans and leases [2]	133,294	133,247	70,463
Operating lease equipment, net	8,715	8,617	8,049
Total assets	214,612	211,994	109,774
Total deposits	146,316	144,043	89,042
Total stockholders' equity	20,740	20,116	9,621
Asset Quality:			
Ratio of nonaccrual loans to total loans	0.73 %	0.68 %	0.89 %
Allowance for loan and lease losses to loans ratio	1.31	1.26	1.30
Net charge off ratio	0.53	0.53	0.14

[1] *Calculated net of average credit balances and deposits of factoring clients.*
[2] *Average loan balances include loans held for sale and nonaccrual loans.*

Fourth Quarter Income Statement Highlights

- *Net income* for the current quarter was $514 million, a decrease of $238 million or 32% from $752 million for the linked quarter. Net income available to common stockholders for the current quarter was $499 million, a decrease of $238 million or 32% from $737 million for the linked quarter. The decreases as explained below were primarily related to lower NII and noninterest income, along with higher noninterest expenses. Net income per diluted common share for the current quarter was $34.33, a decrease from $50.67 for the linked quarter.

- The current quarter included the following select items:
    - Acquisition-related expenses of $116 million,
    - Decrease in the preliminary gain on acquisition of $83 million reflecting a true-up of the deferred tax liabilities, and
    - FDIC insurance special assessment of $64 million.

- The linked quarter included the following select items:
    - Acquisition-related expenses of $121 million,
    - Additional preliminary gain on acquisition of $12 million, and
    - Realized loss on sales of investment securities available for sale of $12 million.

- *Return on average assets* for the current quarter was 0.95% compared to 1.41% for the linked quarter.

- *NII* for the current quarter was $1.91 billion, a decrease of $79 million or 4% from $1.99 billion for the linked quarter as discussed further below.

- *NIM* for the current quarter was 3.86%, a decrease of 21 bp from 4.07% for the linked quarter as discussed further below.

- *Provision for credit losses* for the current quarter was $249 million, an increase of $57 million or 29% from $192 million for the linked quarter.
    - The provision for loan and lease losses increased $39 million, primarily related to a net reserve build driven by specific reserves on individually evaluated loans, as net charge-offs were flat over the prior quarter, and mild credit deterioration in certain commercial portfolios.
    - The benefit for off-balance sheet credit exposure decreased $15 million, primarily due to a higher decline in unfunded commitments during the prior quarter.
    - The benefit for credit losses for investment securities available for sale decreased $3 million compared to the third quarter.

- *Noninterest income* for the current quarter was $543 million, a decrease of $72 million or 12% from $615 million for the linked quarter. The decrease reflected an adjustment to the gain on acquisition of $83 million as we refined our income tax estimates, partially offset by realized losses on the sale of investment securities in the prior quarter, and an increase in fair value adjustments on marketable equity securities.

- *Noninterest expense* for the current quarter was $1.49 billion, an increase of $76 million or 6% from $1.42 billion for the linked quarter. The increase was largely due to a $64 million FDIC insurance special assessment.

For the three months ended December 31, 2023 compared to the three months ended December 31, 2022, the changes were primarily due to the impacts of the SVBB Acquisition.

Table 51
Average Balances and Rates

dollars in millions

| | **Three Months Ended** | | | | | | **Change in NII Due to:** | | |
| | **December 31, 2023** | | | **September 30, 2023** | | | | | |
	Average Balance	**Income / Expense**	**Yield / Rate**	**Average Balance**	**Income / Expense**	**Yield / Rate**	**Volume[1]**	**Yield / Rate[1]**	**Total Change**
Loans and leases [1][2]	$ 131,594	$ 2,391	7.21 %	$ 131,653	$ 2,426	7.30 %	$ (1)	$ (34)	$ (35)
Investment securities	28,722	239	3.30	24,388	177	2.90	35	27	62
Securities purchased under agreements to resell	225	2	5.36	223	3	5.28	(1)	—	(1)
Interest-earning deposits at banks	35,712	485	5.39	37,456	504	5.34	(24)	5	(19)
Total interest-earning assets [2]	$ 196,253	$ 3,117	6.30 %	$ 193,720	$ 3,110	6.37 %	$ 9	$ (2)	$ 7
Operating lease equipment, net	$ 8,715			$ 8,617					
Cash and due from banks	846			911					
Allowance for loan and lease losses	(1,717)			(1,714)					
All other noninterest-earning assets	10,515			10,460					
Total assets	$ 214,612			$ 211,994					
Interest-bearing deposits									
Checking with interest	$ 23,820	$ 128	2.14 %	$ 24,600	$ 134	2.15 %	$ (5)	$ (1)	$ (6)
Money market	30,178	211	2.77	29,684	179	2.40	3	29	32
Savings	34,166	362	4.20	30,185	303	3.99	42	17	59
Time deposits	16,553	164	3.94	16,489	153	3.68	—	11	11
Total interest-bearing deposits	104,717	865	3.28	100,958	769	3.02	40	56	96
Borrowings:									
Securities sold under customer repurchase agreements	455	1	0.44	454	—	0.35	1	—	1
Short-term FHLB borrowings	—	—	—	—	—	—	—	—	—
Short-term borrowings	455	1	0.44	454	—	0.35	1	—	1
Federal Home Loan Bank borrowings	—	—	1.99	444	6	5.47	(4)	(2)	(6)
Senior unsecured borrowings	377	3	2.46	382	2	2.46	1	—	1
Subordinated debt	1,038	10	3.82	1,042	10	3.65	—	—	—
Other borrowings	35,845	327	3.65	35,831	333	3.71	(2)	(4)	(6)
Long-term borrowings	37,260	340	3.65	37,699	351	3.72	(5)	(6)	(11)
Total borrowings	37,715	341	3.61	38,153	351	3.68	(4)	(6)	(10)
Total interest-bearing liabilities	$ 142,432	$ 1,206	3.37 %	$ 139,111	$ 1,120	3.20 %	$ 36	$ 50	$ 86
Noninterest-bearing deposits	$ 41,599			$ 43,085					
Credit balances of factoring clients	1,275			1,209					
Other noninterest-bearing liabilities	8,566			8,473					
Stockholders' equity	20,740			20,116					
Total liabilities and stockholders' equity	$ 214,612			$ 211,994					
Interest rate spread [2]			2.93 %			3.17 %			
Net interest income and net yield on interest-earning assets [2]		$ 1,911	3.86 %		$ 1,990	4.07 %			

[1] Loans and leases include Non-PCD and PCD loans, nonaccrual loans, and loans held for sale. Interest income on loans and leases includes accretion income and loan fees.

[2] The balance and rate presented is calculated net of average credit balances and deposits of factoring clients.

NII and NIM- Current quarter compared to linked quarter

- NII for the current quarter was $1.91 billion, a decrease of $79 million or 4% from $1.99 billion for the linked quarter. This decrease reflected higher costs for deposits and lower interest income on loans due to lower purchase accounting accretion, partially offset by an increase in interest on investment securities. Purchase accounting accretion for loans was $198 million in the current quarter, compared to $275 million in the linked quarter.
  - Interest income earned on loans and leases for the current quarter was $2.39 billion, a decrease of $35 million or 1% from $2.43 billion for the linked quarter. The decrease was primarily due a decline of $77 million in purchase accounting accretion for loans in the SVB portfolio, partially offset by an increase in interest income from higher yields.

◦ Interest income earned on investment securities for the current quarter was $239 million, an increase of $62 million or 34% from $177 million for the linked quarter. The increase reflected a higher average balance due to purchases of short duration U.S. Treasuries and agency mortgage-backed securities, and increased yield.

◦ Interest income earned on interest-earning deposits at banks for the current quarter was $485 million, a decrease of $19 million or 4% from $504 million for the linked quarter, reflecting a lower average balance due to the investment securities purchases noted above.

◦ Interest expense on interest-bearing deposits for the current quarter was $865 million, an increase of $96 million or 13% from $769 million for the linked quarter, reflecting higher average balances of deposits in our Direct Bank and higher deposit rates.

◦ Interest expense on borrowings for the current quarter was $341 million, a decrease of $10 million or 3% from $351 million for the linked quarter, reflecting repayments of certain borrowings. Refer to the "Interest-Bearing Liabilities – Borrowings" section in this MD&A for further discussion of FHLB borrowings.

- NIM for the current quarter was 3.86%, a decrease of 21 bp from 4.07% for the linked quarter. The decline in NIM during the quarter reflected a higher rate on interest-bearing liabilities, primarily due to higher rates paid and higher average balances for interest-bearing deposits, as well as a decrease in yield on interest-earning assets. The decrease in yield on interest-earning assets was mostly due to lower yield on loans, as the impact from lower loan accretion offset a higher yield on loans.

- Average interest-earning assets for the current quarter were $196.25 billion, an increase of $2.53 billion or 1% from $193.72 billion for the linked quarter, reflecting higher average investment securities. The average yield on interest-earning assets for the current quarter was 6.30%, a decrease of 7 bps compared to the linked quarter.

- Average interest-bearing liabilities for the current quarter were $142.43 billion, an increase of $3.32 billion or 2% over the linked quarter, reflecting a higher average deposit balance. The average rate on interest-bearing liabilities for the current quarter was 3.37%, an increase of 17 bps from the linked quarter.

Forward-Looking Statements

Statements in this Annual Report on Form 10-K contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the financial condition, results of operations, business plans, asset quality, and future performance, and other strategic goals of BancShares. Words such as "anticipates," "believes," "estimates," "expects," "predicts," "forecasts," "intends," "plans," "projects," "targets," "designed," "could," "may," "should," "will," "potential," "continue," "aims" or other similar words and expressions are intended to identify these forward-looking statements. These forward-looking statements are based on BancShares' current expectations and assumptions regarding BancShares' business, the economy, and other future conditions.

Because forward-looking statements relate to future results and occurrences, they are subject to inherent risks, uncertainties, changes in circumstances and other factors that are difficult to predict. Many possible events or factors could affect BancShares' future financial results and performance and could cause the actual results, performance or achievements of BancShares to differ materially from any anticipated results expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, general competitive, economic, political, geopolitical events (including conflicts in Ukraine and the Middle East) and market conditions, including changes in competitive pressures among financial institutions and the impacts related to or resulting from recent bank failures, risks and impacts of future bank failures and other volatility, the financial success or changing conditions or strategies of BancShares' vendors or customers, including changes in demand for deposits, loans and other financial services, fluctuations in interest rates, changes in the quality or composition of BancShares' loan or investment portfolio, actions of government regulators, including the recent interest rate hikes by the Federal Reserve, changes to estimates of future costs and benefits of actions taken by BancShares, BancShares' ability to maintain adequate sources of funding and liquidity, the potential impact of decisions by the Federal Reserve on BancShares' capital plans, adverse developments with respect to U.S. or global economic conditions, including the significant turbulence in the capital or financial markets, the impact of the current inflationary environment, the impact of implementation and compliance with current or proposed laws, regulations and regulatory interpretations, including potential increased regulatory requirements, limitations, and costs, such as FDIC special assessments and the interagency proposed rule on regulatory capital, along with the risk that such laws, regulations and regulatory interpretations may change, the availability of capital and personnel, and the failure to realize the anticipated benefits of BancShares' previous acquisition transactions, including the SVBB Acquisition and the CIT Merger, which acquisition risks include (1) disruption from the transactions with customer, supplier or employee relationships, (2) the possibility that the amount of the costs, fees, expenses and charges related to the transactions may be greater than anticipated, including as a result of unexpected or unknown factors, events or liabilities or increased regulatory compliance obligations or oversight, (3) reputational risk and the reaction of the parties' customers to the transactions, (4) the risk that the cost savings and any revenue synergies from the transactions may not be realized or take longer than anticipated to be realized, (5) difficulties experienced in completing the integration of the businesses, (6) the ability to retain customers following the transactions and (7) adjustments to BancShares' estimated purchase accounting impacts of the SVBB Acquisition.

Except to the extent required by applicable law or regulation, BancShares disclaims any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Market risk is the potential economic loss resulting from changes in market prices and interest rates. This risk can either result in diminished current fair values of financial instruments or reduced NII in future periods.

As of December 31, 2023, BancShares' market risk profile had changed since December 31, 2022 primarily due to the SVBB Acquisition. Changes in fair value that result from movement in market rates cannot be predicted with any degree of certainty. Therefore, the impact that future changes in market rates will have on the fair values of financial instruments is uncertain.

Market risk information is set forth in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations within the "Risk Management" section and in Item 8. Notes to Consolidated Financial Statements within Note 1—Significant Accounting Policies and Basis of Presentation, Note 14—Derivative Financial Instruments and Note 16—Fair Value.

Item 8. Financial Statements and Supplementary Data



KPMG LLP
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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
First Citizens BancShares, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of First Citizens BancShares, Inc. and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 23, 2024 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for loans and lease losses and reserve for off-balance sheet credit exposures evaluated on a collective basis

As discussed in Notes 1 and 5 to the consolidated financial statements, as of December 31, 2023, the Company had an allowance for loan and lease losses (ALLL) of $1.75 billion, a portion of which includes the quantitative component for the Company's loans evaluated on a collective basis (the quantitative ALLL) and the qualitative component for Silicon Valley Banking loans (the SVB qualitative ALLL). The Company also had a reserve for off-balance sheet credit exposures (AULL) of $316 million, a portion of which includes the reserve for off-balance sheet credit exposures for Silicon Valley Banking loans (SVB AULL) as of December 31, 2023. The quantitative ALLL, the SVB qualitative ALLL and the SVB AULL are together referred to as the collective ACL. Loans and leases are segregated into pools with similar risk characteristics, where models are utilized to estimate the quantitative ALLL. The quantitative ALLL models estimate the probability of default (PD) and loss given default (LGD) for individual loans and leases within each risk pool based on historical loss experience, borrower characteristics, collateral type, forecasts of future economic conditions, expected future recoveries, and other factors. The loan and lease level undiscounted quantitative ALLL is calculated by applying the modeled PD and LGD to forecasted loan and lease balances which are adjusted for contractual payments, prior defaults, and prepayments. These models utilize economic variables which are based on macroeconomic scenario forecasts which cover the lives of the loan portfolios. The macroeconomic forecasts utilize weighted baseline, upside and downside scenarios. Quantitative ALLL model outputs may be adjusted through a qualitative assessment to reflect trends not captured within the models, which could include economic conditions, credit quality, concentrations, and significant policy and underwriting changes. Unfunded commitments are assessed to determine both the probability of funding as well as the expectation of future losses. The Company estimates the expected funding amounts and applies the quantitative ALLL PD and LGD models to those expected funding amounts to estimate the AULL.

We identified the assessment of the collective ACL as a critical audit matter. A high degree of audit effort, including specialized skills and knowledge, and subjective and complex auditor judgment was involved in the assessment of the collective ACL due to significant measurement uncertainty. Specifically, the assessment encompassed the evaluation of the methodology, including the models used to estimate the PD and LGD, the selection of the economic scenarios, and the weighting of each economic scenario and the measurement of certain qualitative adjustments. The assessment also included an evaluation of the conceptual soundness and performance of the PD and LGD models. In addition, auditor judgment was required to evaluate the sufficiency of audit evidence obtained.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's measurement of the collective ACL including controls related to the:

- development of the collective ACL methodology

- continued use and appropriateness of changes to the PD and LGD models

- selection of the economic scenarios and the weighting of each economic scenario

- performance monitoring of the PD and LGD models

- development of the qualitative adjustments, including the significant assumptions used in the measurement of the qualitative adjustments and

- analysis of the collective ACL results, trends, and ratios.

We evaluated the Company's process to develop the collective ACL by testing certain sources of data, factors, and assumptions that the Company used, and considered the relevance and reliability of such data, factors, and assumptions. In addition, we involved credit risk professionals with specialized skills and knowledge, who assisted in:

- evaluating the collective ACL methodology for compliance with U.S. generally accepted accounting principles

- evaluating judgments made by the Company relative to the assessment and performance testing of the PD and LGD models by comparing them to relevant Company-specific metrics and trends and the applicable industry and regulatory practices

- assessing the conceptual soundness of the PD and LGD models by inspecting the model documentation to determine whether the models are suitable for their intended use

- evaluating the selection of the economic scenarios and the weighting applied to each economic scenario by comparing them to the Company's business environment and relevant industry practices and

- evaluating the methodology used to develop the qualitative adjustments and the effect of those adjustments on the SVB qualitative ALLL compared with relevant credit risk factors and consistency with credit trends associated with the Company's portfolio

We also assessed the sufficiency of the audit evidence obtained related to the collective ACL by evaluating the:

- cumulative results of the audit procedures

- qualitative aspects of the Company's accounting practices and

- potential bias in the accounting estimate.

Allowance for acquired loan losses and reserve for off-balance sheet credit exposures evaluated on a collective basis as of the date of the SVBB acquisition

As discussed in Notes 1, 2 and 5 to the consolidated financial statements, on March 27, 2023, First Citizens BancShares, Inc. (the Company) acquired substantially all loans and certain other assets and assumed all customer deposits and certain other liabilities of Silicon Valley Bridge Bank, N.A. (SVBB) from the Federal Deposit Insurance Corporation (FDIC). The Company's allowance for loan losses (ALLL) and reserve for off-balance sheet credit exposures (AULL), (together, the SVBB collective ACL) on legal day one or for the SVBB acquired loans evaluated on a collective basis was $662 million and $254 million, respectively. Loans are segregated into pools with similar risk characteristics, where models are utilized to estimate the ALLL. The ALLL models estimate the probability of default (PD) and loss given default (LGD) for individual loans within each risk pool based on historical loss experience, borrower characteristics, collateral type, forecasts of future economic conditions, expected future recoveries and other factors. Loan level undiscounted ALLL is calculated by applying the modeled PD and LGD to forecasted loan balances which are adjusted for contractual payments, prior defaults, and prepayments. The ALLL models utilize economic variables which are based on macroeconomic scenario forecasts which cover the lives of the loan portfolios. The macroeconomic forecasts utilize weighted baseline, upside and downside scenarios. Model outputs may be adjusted through a qualitative assessment to reflect economic conditions and trends not captured within the models including credit quality, concentrations, and significant policy and underwriting changes. Unfunded commitments are assessed to determine both the probability of funding as well as the expectation of future losses. The Company estimates the expected funding amounts and applies the ALLL PD and LGD models to those expected funding amounts to estimate the AULL.

We identified the assessment of the SVBB collective ACL as a critical audit matter. A high degree of audit effort, including specialized skills and knowledge, and subjective and complex auditor judgment was involved in the assessment due to significant measurement uncertainty. Specifically, the assessment encompassed the evaluation of the methodology, including the methods and models used to estimate the PD and LGD, the selection of the economic scenarios, the weighting of each economic scenario, and the measurement of certain qualitative adjustments. The assessment also included an evaluation of the conceptual soundness and performance of the PD and LGD models. In addition, auditor judgment was required to evaluate the sufficiency of the audit evidence obtained.

The following are primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's measurement of the SVBB collective ACL including controls related to the:

- development and approval of the SVBB collective ACL methodology

- continued use and appropriateness of changes to the PD and LGD models, including the significant assumptions used in the models

- selection of the economic scenarios and the weighting of each economic scenario

- performance monitoring of the PD and LGD models

- development of the qualitative adjustments including the significant assumptions used in the measurement of the qualitative adjustments and

- analysis of the SVBB collective ACL results, trends and ratios

We evaluated the Company's process to develop the SVBB collective ACL by testing certain sources of data, factors, and assumptions that the Company used, and considered the relevance and reliability of such data, factors, and assumptions. In addition, we involved credit risk professionals with specialized skills and knowledge, who assisted in:

- evaluating the SVBB collective ACL methodology for compliance with U.S. generally accepted accounting principles

- evaluating judgments made by the Company relative to the assessment and performance testing of the PD and LGD models by comparing it to relevant Company-specific metrics and trends and the applicable industry and regulatory practices

- assessing the conceptual soundness of the PD and LGD models by inspecting the model documentation to determine whether the models are suitable for their intended use

- evaluating the selection of the economic scenarios and the weighting applied to each economic scenario by comparing them to the Company's business environment and relevant industry practices and

- evaluating the methodology used to develop the qualitative adjustments and the effect of those adjustments on the SVBB collective ACL compared with relevant credit risk factors and consistency with credit trends associated with the Company's portfolio

We also assessed the sufficiency of the audit evidence obtained related to the SVBB collective ACL by evaluating the:

- cumulative results of the audit procedures

- qualitative aspects of the Company's accounting practices and

- potential bias in the accounting estimate.

Valuation of acquired loans and the core deposit intangible asset

As discussed in Note 2 to the consolidated financial statements, on March 27, 2023, First Citizens BancShares, Inc. (the Company) acquired substantially all loans and certain other assets and assumed all customer deposits and certain other liabilities of Silicon Valley Bridge Bank, N.A. (SVBB) from the Federal Deposit Insurance Corporation (FDIC). The assets acquired and liabilities assumed are required to be measured at fair value at the date of acquisition under the purchase method of accounting. The Company acquired loans with a fair value of $68.5 billion and established a core deposit intangible (CDI) asset with a fair value of $230 million.

- The fair value of the acquired loans is based on a discounted cash flow methodology that considered factors including the type of loan and related collateral, classification status, fixed or variable interest rate, remaining term of loan, credit quality ratings or scores, amortization status and discount rate. The discount rates used for loans were based on an evaluation of current market rates for new originations of comparable loans and required rates of return for market participants to purchase similar assets, including adjustments for liquidity and credit quality when necessary.

- The fair value of the CDI asset is valued using the after-tax cost savings method under the income approach. This method estimates the fair value by discounting to present value the favorable funding spread attributable to the core deposit balances over the estimated average remaining life. The favorable funding spread is calculated as the difference in the alternative cost of funds and the net deposit cost. The discounted cash flow methodology considered discount rate, client attrition rates, cost of the deposit base, reserve requirements, net maintenance cost, and an estimate of the cost associated with alternative funding sources.

We identified the valuation of the acquired loans and CDI asset as a critical audit matter. Specifically, the evaluation of the valuation methodologies and the determination of certain assumptions used to estimate the fair values involved a high degree of auditor judgment and specialized skills and knowledge. Such assumptions included the credit quality ratings or scores and discount rates for the loans; and the client attrition rates for the CDI asset. These assumptions required subjective auditor judgment as changes in the assumptions could have a significant impact on the estimated fair values.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the process to measure the estimate of fair values of the acquired loans and the CDI asset, including controls related to the:

- development of the valuation methodologies

- determination of the credit quality ratings and scores and discount rates for the loans and

- determination of the client attrition rates for the CDI asset



We evaluated the Company’s process to develop the fair values of the acquired loans and the CDI asset by testing certain sources of data and assumptions that the Company used and considered the relevance and reliability of such data and assumptions. We involved valuation professionals with specialized skills and knowledge, who assisted in:

- evaluating the valuation methodologies used by the Company to estimate the fair values of acquired loans and CDI asset for reasonableness and compliance with U.S. generally accepted accounting principles

Specific to the acquired loans:

- developing independent ranges of fair value for certain acquired loans, including the development of an independent assumption for credit quality ratings and scores and discount rates utilizing market data
- assessing the Company’s estimate of fair value for certain acquired loans by comparing them to the independently developed ranges

Specific to the CDI asset:

- evaluating the client attrition rates by assessing the Company’s process for developing the assumption and by comparing historical experience and the specific facts and circumstances of the acquisition to the market information from third-party sources.



KPMG LLP

We have served as the Company’s auditor since 2021.

Raleigh, North Carolina
February 23, 2024



KPMG LLP
4242 Six Forks Road
Suite 850
Raleigh, NC 27609

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
First Citizens BancShares, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited First Citizens BancShares, Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements), and our report dated February 23, 2024 expressed an unqualified opinion on those consolidated financial statements.

The Company acquired substantially all loans and certain other assets and assumed all customer deposits and certain other liabilities of Silicon Valley Bridge Bank, N.A. during 2023, and management excluded from its assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2023, Silicon Valley Bridge Bank, N.A.'s internal control over financial reporting associated with 26% of assets and 13% of revenues included in the consolidated financial statements of the Company as of and for the year ended December 31, 2023. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Silicon Valley Bridge Bank, N.A..

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.



KPMG

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.



KPMG LLP

Raleigh, North Carolina
February 23, 2024

First Citizens BancShares, Inc. and Subsidiaries
Consolidated Balance Sheets

dollars in millions, except share data	December 31, 2023	December 31, 2022
Assets		
Cash and due from banks	$ 908	$ 518
Interest-earning deposits at banks	33,609	5,025
Securities purchased under agreements to resell	473	—
Investment in marketable equity securities (cost of $75 at December 31, 2023 and $75 at December 31, 2022)	84	95
Investment securities available for sale (cost of $20,688 at December 31, 2023 and $9,967 at December 31, 2022), net of allowance for credit losses	19,936	8,995
Investment securities held to maturity (fair value of $8,503 at December 31, 2023 and $8,795 at December 31, 2022)	9,979	10,279
Assets held for sale	76	60
Loans and leases	133,302	70,781
Allowance for loan and lease losses	(1,747)	(922)
Loans and leases, net of allowance for loan and lease losses	131,555	69,859
Operating lease equipment, net	8,746	8,156
Premises and equipment, net	1,877	1,456
Goodwill	346	346
Other intangible assets, net	312	140
Other assets	5,857	4,369
Total assets	$ 213,758	$ 109,298
Liabilities		
Deposits:		
Noninterest-bearing	$ 39,799	$ 24,922
Interest-bearing	106,055	64,486
Total deposits	145,854	89,408
Credit balances of factoring clients	1,089	995
Borrowings:		
Short-term borrowings	485	2,186
Long-term borrowings	37,169	4,459
Total borrowings	37,654	6,645
Other liabilities	7,906	2,588
Total liabilities	192,503	99,636
Stockholders' equity		
Preferred stock - $0.01 par value (20,000,000 and 10,000,000 shares authorized at December 31, 2023 and December 31, 2022, respectively)	881	881
Common stock:		
Class A - $1 par value (32,000,000 and 16,000,000 shares authorized at December 31, 2023 and December 31, 2022, respectively; 13,514,933 and 13,501,017 shares issued and outstanding at December 31, 2023 and December 31, 2022, respectively)	14	14
Class B - $1 par value (2,000,000 shares authorized; 1,005,185 shares issued and outstanding at December 31, 2023 and December 31, 2022)	1	1
Additional paid in capital	4,108	4,109
Retained earnings	16,742	5,392
Accumulated other comprehensive loss	(491)	(735)
Total stockholders' equity	21,255	9,662
Total liabilities and stockholders' equity	$ 213,758	$ 109,298

See accompanying Notes to the Consolidated Financial Statements.

First Citizens BancShares, Inc. and Subsidiaries
Consolidated Statements of Income

dollars in millions, except share and per share data

	Year Ended December 31,		
	2023	2022	2021
Interest income			
Interest and fees on loans	$ 8,187	$ 2,953	$ 1,295
Interest on investment securities	648	354	145
Interest on deposits at banks	1,556	106	11
Total interest income	10,391	3,413	1,451
Interest expense			
Deposits	2,497	335	33
Borrowings	1,182	132	28
Total interest expense	3,679	467	61
Net interest income	6,712	2,946	1,390
Provision (benefit) for credit losses	1,375	645	(37)
Net interest income after provision for credit losses	5,337	2,301	1,427
Noninterest income			
Rental income on operating lease equipment	971	864	—
Fee income and other service charges	268	155	35
Client investment fees	157	—	—
Wealth management services	188	142	129
International fees	93	10	7
Service charges on deposit accounts	156	98	95
Factoring commissions	82	104	—
Cardholder services, net	139	102	87
Merchant services, net	48	35	33
Insurance commissions	54	47	16
Realized (loss) gain on sale of investment securities available for sale, net	(26)	—	33
Fair value adjustment on marketable equity securities, net	(11)	(3)	34
Bank-owned life insurance	8	32	3
Gain on sale of leasing equipment, net	20	15	—
Gain on acquisition	9,808	431	—
Gain on extinguishment of debt	—	7	—
Other noninterest income	120	97	36
Total noninterest income	12,075	2,136	508
Noninterest expense			
Depreciation on operating lease equipment	371	345	—
Maintenance and other operating lease expenses	222	189	—
Salaries and benefits	2,636	1,408	759
Net occupancy expense	244	191	117
Equipment expense	422	216	119
Professional fees	73	45	20
Third-party processing fees	203	103	60
FDIC insurance expense	158	31	14
Marketing expense	102	53	10
Acquisition-related expenses	470	231	29
Intangible asset amortization	57	23	12
Other noninterest expense	377	240	94
Total noninterest expense	5,335	3,075	1,234
Income before income taxes	12,077	1,362	701
Income tax expense	611	264	154
Net income	$ 11,466	$ 1,098	$ 547
Preferred stock dividends	59	50	18
Net income available to common stockholders	$ 11,407	$ 1,048	$ 529
Earnings per common share			
Basic	$ 785.14	$ 67.47	$ 53.88
Diluted	$ 784.51	$ 67.40	$ 53.88
Weighted average common shares outstanding			
Basic	14,527,902	15,531,924	9,816,405
Diluted	14,539,613	15,549,944	9,816,405

See accompanying Notes to the Consolidated Financial Statements.

First Citizens BancShares, Inc. and Subsidiaries
Consolidated Statements of Comprehensive Income

	Year Ended December 31,					
dollars in millions	**2023**		**2022**		**2021**	
Net income	$	11,466	$	1,098	$	547
Other comprehensive income (loss), net of tax						
Net unrealized gain (loss) on securities available for sale		162		(730)		(88)
Net change in unrealized gain (loss) on securities available for sale transferred to securities held to maturity		1		1		(11)
Net change in defined benefit pension items		81		(16)		97
Other comprehensive income (loss), net of tax	$	244	$	(745)	$	(2)
Total comprehensive income	$	11,710	$	353	$	545

See accompanying Notes to the Consolidated Financial Statements.

First Citizens BancShares, Inc. and Subsidiaries
Consolidated Statements of Changes in Stockholders' Equity

dollars in millions, except share data	Preferred Stock	Class A Common Stock	Class B Common Stock	Additional Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance at December 31, 2020	$ 340	$ 9	$ 1	$ —	$ 3,867	$ 12	$ 4,229
Net income	—	—	—	—	547	—	547
Other comprehensive loss, net of tax	—	—	—	—	—	(2)	(2)
Cash dividends declared ($1.88 per common share):							
Class A common stock	—	—	—	—	(16)	—	(16)
Class B common stock	—	—	—	—	(2)	—	(2)
Preferred stock dividends declared	—	—	—	—	(18)	—	(18)
Balance at December 31, 2021	340	9	1	—	4,378	10	4,738
Net income	—	—	—	—	1,098	—	1,098
Other comprehensive loss, net of tax	—	—	—	—	—	(745)	(745)
Issued in CIT Merger:							
Common stock	—	6	—	5,273	—	—	5,279
Series B preferred stock	334	—	—	—	—	—	334
Series C preferred stock	207	—	—	—	—	—	207
Stock based compensation	—	—	—	75	—	—	75
Repurchased 1,500,000 shares of Class A common stock	—	(1)	—	(1,239)	—	—	(1,240)
Cash dividends declared ($2.16 per common share):							
Class A common stock	—	—	—	—	(32)	—	(32)
Class B common stock	—	—	—	—	(2)	—	(2)
Preferred stock dividends declared							
Series A	—	—	—	—	(19)	—	(19)
Series B	—	—	—	—	(20)	—	(20)
Series C	—	—	—	—	(11)	—	(11)
Balance at December 31, 2022	881	14	1	4,109	5,392	(735)	9,662
Net income	—	—	—	—	11,466	—	11,466
Other comprehensive income, net of tax	—	—	—	—	—	244	244
Stock based compensation	—	—	—	(1)	—	—	(1)
Cash dividends declared ($3.89 per common share):							
Class A common stock	—	—	—	—	(53)	—	(53)
Class B common stock	—	—	—	—	(4)	—	(4)
Preferred stock dividends declared:							
Series A	—	—	—	—	(18)	—	(18)
Series B	—	—	—	—	(30)	—	(30)
Series C	—	—	—	—	(11)	—	(11)
Balance at December 31, 2023	$ 881	$ 14	$ 1	$ 4,108	$ 16,742	$ (491)	$ 21,255

See accompanying Notes to the Consolidated Financial Statements.

First Citizens BancShares, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

	Year Ended December 31,		
dollars in millions	2023	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 11,466	$ 1,098	$ 547
Adjustments to reconcile net income to cash provided by operating activities:			
Provision (benefit) for credit losses	1,375	645	(37)
Deferred tax (benefit) expense	(165)	206	(8)
Depreciation, amortization, and accretion, net	(57)	533	143
Stock based compensation expense	5	19	—
Realized loss (gain) on sale of investment securities available for sale, net	26	—	(33)
Fair value adjustment on marketable equity securities, net	11	3	(34)
Loss (gain) on sale of loans, net	2	(22)	(33)
Gain on sale of operating lease equipment, net	(20)	(15)	—
Loss on sale of premises and equipment, net	—	5	—
Gain on other real estate owned, net	(4)	(14)	(1)
Gain on acquisition	(9,808)	(431)	—
Gain on extinguishment of debt	—	(7)	—
Origination of loans held for sale	(740)	(499)	(1,123)
Proceeds from sale of loans held for sale	693	562	1,036
Impairment of premises and equipment and other assets	70	—	—
Net change in other assets	206	484	(733)
Net change in other liabilities	(379)	260	5
Other operating activities	(21)	(36)	(13)
Net cash provided by (used in) operating activities	2,660	2,791	(284)
CASH FLOWS FROM INVESTING ACTIVITIES			
Net decrease (increase) in interest-earning deposits at banks	5,416	6,965	(4,767)
Purchases of marketable equity securities	—	—	(2)
Proceeds from sales of investments in marketable equity securities	—	—	30
Purchases of investment securities available for sale	(12,839)	(1,985)	(6,375)
Proceeds from maturities of investment securities available for sale	2,084	1,237	2,455
Proceeds from sales of investment securities available for sale	495	2	1,367
Purchases of investment securities held to maturity	(213)	(755)	(1,401)
Proceeds from maturities of investment securities held to maturity	545	835	809
Net increase in securities purchased under agreements to resell	(473)	—	—
Net decrease (increase) in loans	6,057	(5,344)	423
Proceeds from sales of loans	317	245	—
Net increase (decrease) in credit balances of factoring clients	94	(538)	—
Purchases of operating lease equipment	(1,023)	(771)	—
Proceeds from sales of operating lease equipment	243	95	—
Purchases of premises and equipment	(405)	(155)	(107)
Proceeds from sales of premises and equipment	—	13	1
Proceeds from sales of other real estate owned	19	48	41
Cash acquired, net of cash paid as consideration for acquisition	810	134	—
Proceeds from surrender of bank-owned life insurance policies	1,094	157	—
Other investing activities	208	(108)	(42)
Net cash provided by (used in) investing activities	2,429	75	(7,568)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net increase (decrease) in time deposits	5,634	568	(406)
Net (decrease) increase in demand and other interest-bearing deposits	(5,369)	(2,259)	8,382
Net change in securities sold under customer repurchase agreements	39	(153)	(52)
Repayment of short-term borrowings	(2,250)	(1,355)	—
Proceeds from issuance of short-term borrowings	500	3,105	—
Repayment of long-term borrowings	(13,120)	(5,099)	(54)
Proceeds from issuance of long-term borrowings	9,991	3,854	—
Repurchase of Class A common stock	—	(1,240)	—
Cash dividends paid	(117)	(83)	(42)
Other financing activities	(7)	(24)	—
Net cash (used in) provided by financing activities	(4,699)	(2,686)	7,828
Change in cash and due from banks	390	180	(24)
Cash and due from banks at beginning of period	518	338	362
Cash and due from banks at end of period	$ 908	$ 518	$ 338

| | Year Ended December 31, | | |
dollars in millions	2023	2022	2021
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash paid (refunded) during the period for:			
Interest	$ 3,686	$ 525	$ 62
Income taxes	514	(551)	870
Significant non-cash investing and financing activities:			
Transfers of loans to other real estate	20	14	14
Transfers of premises and equipment to other real estate	6	19	14
Transfer of investment securities available for sale (from) to held to maturity	—	—	452
Dividends declared but not paid	—	1	—
Transfer of assets from held for investment to held for sale	336	188	88
Transfer of assets from held for sale to held for investment	14	21	4
Loans held for sale exchanged for investment securities	—	38	231
Commitments extended during the period on affordable housing investment credits	224	110	15
Issuance of common stock as consideration for CIT Merger	—	5,279	—
Stock based compensation as consideration for CIT Merger	—	81	—
Issuance of preferred stock as consideration for CIT Merger	—	541	—
Purchase Money Note as consideration for SVBB Acquisition	35,808	—	—

See accompanying Notes to the Consolidated Financial Statements.

NOTE 1 — SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

Nature of Operations

First Citizens BancShares, Inc. (the "Parent Company" and, when including all of its subsidiaries on a consolidated basis, "we," "us," "our," "BancShares") is a financial holding company organized under the laws of Delaware that conducts operations through its banking subsidiary, First-Citizens Bank & Trust Company ("FCB"), which is headquartered in Raleigh, North Carolina. BancShares and its subsidiaries operate a network of branches and offices, predominantly located in the Southeast, Mid-Atlantic, Midwest and Western United States. BancShares provides various types of commercial and consumer banking services, including lending, leasing and wealth management services. Deposit services include checking, savings, money market and time deposit accounts.

BASIS OF PRESENTATION

Principles of Consolidation and Basis of Presentation

The accounting and reporting policies of BancShares are in accordance with United States generally accepted accounting principles ("GAAP") and general practices within the banking industry.

The consolidated financial statements of BancShares include the accounts of BancShares and its subsidiaries, certain partnership interests and variable interest entities ("VIEs") where BancShares is the primary beneficiary, if applicable. All significant intercompany accounts and transactions are eliminated upon consolidation. Assets held in agency or fiduciary capacity are not included in the consolidated financial statements.

VIEs are legal entities that either do not have sufficient equity to finance their activities without the support from other parties or whose equity investors lack a controlling financial interest. BancShares has investments in certain partnerships and limited liability entities that have been evaluated and determined to be VIEs. Consolidation of a VIE is appropriate if a reporting entity holds a controlling financial interest in the VIE and is the primary beneficiary. BancShares is not the primary beneficiary and does not hold a controlling interest in the VIEs as we do not have the power to direct the activities that most significantly impact the VIEs' economic performance. As such, assets and liabilities of these entities are not consolidated into the financial statements of BancShares. The recorded investment in these entities is reported within other assets. See Note 10—Variable Interest Entities and Note 11—Other Assets for additional information.

Reclassifications

In certain instances, amounts reported in the 2022 and 2021 consolidated financial statements have been reclassified to conform to the current financial statement presentation. Such reclassifications had no effect on previously reported stockholders' equity or net income.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions based on available information. These estimates and assumptions impact the amounts reported in the consolidated financial statements and accompanying notes and the disclosures provided, and actual results could differ from those estimates. The significant estimates related to the determination of the allowance for loan and lease losses ("ALLL") and fair values of loans acquired in and the core deposit intangibles associated with a business combination are considered critical accounting estimates.

Business Combinations

BancShares accounts for business combinations using the acquisition method of accounting. Under this method, acquired assets and assumed liabilities are included with the acquirer's accounts at their estimated fair value as of the date of acquisition, with any excess of purchase price over the fair values of the net assets acquired and any finite-lived intangible assets established in connection with the business combination recognized as goodwill. To the extent the fair value of identifiable net assets acquired exceeds the purchase price, a gain on acquisition is recognized. Acquisition-related costs are recognized as period expenses as incurred.

On March 27, 2023 (the "SVBB Acquisition Date"), FCB acquired substantially all loans and certain other assets and assumed all customer deposits and certain other liabilities of Silicon Valley Bridge Bank, N.A. ("SVBB") from the Federal Deposit Insurance Corporation (the "FDIC") pursuant to the terms of a purchase and assumption agreement (the "SVBB Purchase Agreement") by and among FCB, the FDIC, and the FDIC, as receiver of SVBB (the "SVBB Acquisition").

On January 3, 2022 (the "CIT Merger Date"), BancShares completed its merger (the "CIT Merger") with CIT Group Inc. ("CIT"), pursuant to an Agreement and Plan of Merger, dated as of October 15, 2020, as amended by Amendment No. 1, dated as of September 30, 2021 (as amended, the "CIT Merger Agreement").

Refer to Note 2—Business Combinations for additional information.

Reportable Segments

As of December 31, 2022, BancShares managed its business and reported its financial results in General Banking, Commercial Banking, and Rail segments. All other financial information is included in the "Corporate" component of segment disclosures. In conjunction with the SVBB Acquisition, BancShares added the Silicon Valley Banking segment (the "SVB segment"), which includes the assets acquired, liabilities assumed and related operations from the SVBB Acquisition. See Note 23—Business Segment Information for additional information.

SIGNIFICANT ACCOUNTING POLICIES

Interest-Earning Deposits at Banks

Interest-earning deposits at banks are primarily comprised of interest-bearing deposits with the Federal Reserve Bank ("FRB") and other banks. Interest-earning deposits at banks have maturities of three months or less. The carrying value of interest-earning deposits at banks approximates its fair value due to its short-term nature.

Securities Purchased Under Agreement to Resell

Securities purchased under agreement to resell are accounted for as collateralized financing transactions as the terms of such purchase agreements do not qualify for sale accounting and are therefore recorded at the amount of cash advanced. The securities purchased under agreement to resell were collateralized by U.S. Treasury and U.S. agency mortgage-backed securities. Accrued interest receivables are recorded in other assets. Interest earned is recorded in interest income.

Investments

Debt Securities

BancShares classifies debt securities as held to maturity or available for sale. Debt securities are classified as held to maturity when BancShares has the intent and ability to hold the securities to maturity. held to maturity securities are reported at amortized cost. Debt securities classified as available for sale are reported at estimated fair value, with unrealized gains and losses, net of income taxes, reported in Accumulated Other Comprehensive Income ("AOCI"). Amortization of premiums and accretion of discounts for debt securities are recorded in interest income. Realized gains and losses from the sale of debt securities are included in noninterest income. BancShares performs pre-purchase due diligence and evaluates the credit risk of available for sale and held to maturity debt securities purchased directly into BancShares' portfolio or via acquisition. If securities have evidence of more than insignificant credit deterioration since issuance, they are designated as purchased credit deteriorated ("PCD").

For available for sale debt securities, management performs a quarterly analysis of the investment portfolio to evaluate securities currently in an unrealized loss position for potential credit-related impairment. If BancShares intends to sell a security, or does not have the intent and ability to hold a security before recovering the amortized cost, the entirety of the unrealized loss is immediately recorded in earnings to the extent that it exceeds the associated allowance for credit losses previously established. For the remaining securities, an analysis is performed to determine if any portion of the unrealized loss recorded relates to credit impairment. If credit-related impairment exists, the amount is recorded through the allowance for credit losses and related provision. This review includes indicators such as changes in credit rating, delinquency, bankruptcy or other significant events impacting the issuer.

Debt securities are also classified as past due when the payment of principal and interest based upon contractual terms is 30 days delinquent or greater. Management reviews all debt securities with delinquent interest and immediately charges off any accrued interest determined to be uncollectible. See Note 3—Investment Securities for additional information.

Equity Securities

Investments in equity securities having readily determinable fair values are stated at fair value. Realized and unrealized gains and losses on these securities are included in noninterest income. Dividends on marketable equity securities are included in interest on investment securities.

Nonmarketable equity securities that do not meet the criteria to be accounted for under the equity method and that do not have readily determinable fair values are measured at cost under the measurement alternative with adjustments for impairment and observable price changes if applicable. Dividends from these investments are included in noninterest income. See Note 11—Other Assets for amounts of nonmarketable equity securities at December 31, 2023 and 2022.

BancShares evaluates its equity securities for impairment and recoverability of the recorded investment based on analysis of the facts and circumstances of each investment, including the profitability and asset quality of the issuer, dividend payment history and recent redemption experience. Impairment is assessed at each reporting period and if identified, is recognized in noninterest income.

Other Securities

Membership in the Federal Home Loan Bank ("FHLB") network requires ownership of FHLB restricted stock. This stock is restricted as it may only be sold to the FHLB and all sales must be at par. Accordingly, the FHLB restricted stock is carried at cost, less any applicable impairment charges and is recorded within other assets. Additionally, BancShares holds shares of Visa Inc. ("Visa") Class B common stock. See Note 3—Investment Securities and Note 11—Other Assets for additional information.

Affordable Housing Tax Credit and Other Unconsolidated Investments

Affordable Housing Tax Credit Investments

BancShares has investments in qualified affordable housing projects primarily for the purposes of fulfilling Community Reinvestment Act of 1977 ("CRA") requirements and obtaining tax credits. These investments are accounted for using the proportional amortization method if certain conditions are met. Under the proportional amortization method, the initial cost of the investment is amortized in proportion to the tax credits and other tax benefits received, and the net investment performance is recognized in the income statement as a component of income tax expense. All of our investments in qualified affordable housing projects are accounted for under the proportional amortization method.

Equity Method Investments

Under the equity method, we record our proportionate share of the profits or losses of the investment entity as an adjustment to the carrying value of the investment and as a component of other noninterest income. Dividends and distributions from these investments are recorded as reductions to the carrying value of the investments. These investments are evaluated for impairment, with impairment recorded when there is an other-than-temporary decline in value.

See Note 10—Variable Interest Entities and Note 11—Other Assets for additional information.

Assets Held for Sale

Assets held for sale ("AHFS") primarily consists of commercial loans carried at the lower of the cost or fair value ("LOCOM") and residential mortgage loans carried at fair value, as BancShares elected to apply the fair value option for mortgage loans originated with the intent to sell. AHFS also includes operating lease equipment held for sale, which is carried at LOCOM.

Loans and Leases

Originated loans for which management has the intent and ability to hold for the foreseeable future are classified as held for investment and carried at the principal amount outstanding net of any unearned income, charge-offs and unamortized fees and costs. Nonrefundable fees collected and certain direct costs incurred related to loan originations are deferred and recorded as an adjustment to loans outstanding. The net amount of the nonrefundable fees and costs is amortized to interest income over the contractual lives as an adjustment to yield using methods that approximate a constant yield, as applicable, or the straight-line method for revolving lines of credit.

BancShares extends credit to commercial customers through a variety of financing arrangements including term loans, revolving credit facilities, finance leases and operating leases. BancShares also extends credit through consumer loans, including residential mortgages and auto loans. Our loan classes as of December 31, 2023 are described below.

Commercial Loans and Leases

Commercial Construction – Commercial construction consists of loans to finance land for commercial development of real property and construction of multifamily apartments or other commercial properties. These loans are highly dependent on the supply and demand for commercial real estate ("CRE") as well as the demand for newly constructed residential homes and lots acquired for development. Deterioration in demand could result in decreased collateral values, which could make repayments of outstanding loans difficult.

Owner Occupied Commercial Mortgage – Owner occupied commercial mortgage consists of loans to purchase or refinance owner occupied nonresidential properties. This includes office buildings, other commercial facilities and farmland. Commercial mortgages secured by owner occupied properties are primarily dependent on the ability of borrowers to achieve business results consistent with those projected at loan origination. While these loans are collateralized by real property in an effort to mitigate risk, it is possible the liquidation of collateral will not fully satisfy the obligation.

Non-owner Occupied Commercial Mortgage – Non-owner occupied commercial mortgage consists of loans to purchase or refinance investment nonresidential properties. This includes office buildings and other facilities rented or leased to unrelated parties, as well as farmland and multifamily properties. The primary risk associated with income producing commercial mortgage loans is the ability of the income-producing property that collateralizes the loan to produce adequate cash flow to service the debt. While these loans are collateralized by real property in an effort to mitigate risk, it is possible the liquidation of collateral will not fully satisfy the obligation.

Commercial and Industrial – Commercial and industrial ("C&I") loans consist of loans or lines of credit to finance accounts receivable, inventory or other general business needs, and business credit cards. The primary risk associated with C&I loans is the ability of borrowers to achieve business results consistent with those projected at origination. Failure to achieve these projections presents risk that the borrower will be unable to service the debt consistent with the contractual terms of the loan.

Factoring – We provide factoring, receivable management, and secured financing to businesses (our clients, who are generally manufacturers or importers of goods) that operate in several industries, including apparel, textile, furniture, home furnishings and consumer electronics. Factoring entails the assumption of credit risk with respect to trade accounts receivable arising from the sale of goods by our clients to their customers (generally retailers) that have been factored (i.e., sold or assigned to the factor). The most prevalent risk in factoring transactions is customer credit risk, which relates to the financial inability of a customer to pay undisputed factored trade accounts receivable. Factoring receivables are primarily included in the C&I loan class.

Leases – Leases consists of finance lease arrangements for technology and office equipment and large and small industrial, medical, and transportation equipment.

Consumer Loans
Residential Mortgage – Consumer mortgage consists of loans to purchase, construct, or refinance the borrower's primary dwelling, secondary residence or vacation home and are often secured by 1-4 family residential properties or undeveloped or partially developed land in anticipation of completing construction of a 1-4 family residential property. Significant and rapid declines in real estate values can result in borrowers having debt levels in excess of the current market value of the collateral. Delays in construction and development projects can cause cost overruns exceeding the borrower's financial ability to complete the project. Such cost overruns can result in foreclosure of partially completed and unmarketable collateral.

Revolving Mortgage – Revolving mortgage consists of home equity lines of credit and other lines of credit or loans secured by first or second liens on the borrower's primary residence. These loans are secured by both senior and junior liens on the residential real estate and are particularly susceptible to declining collateral values. This risk is elevated for loans secured by junior liens as a substantial decline in value could render the junior lien position effectively unsecured.

Consumer Auto – Consumer auto loans consist of installment loans to finance purchases of vehicles. These loans include direct auto loans originated in bank branches, as well as indirect auto loans originated through agreements with auto dealerships. The value of the underlying collateral within this class is at risk of potential rapid depreciation, which could result in unpaid balances in excess of the collateral, if any.

Consumer Other – Other consumer loans consist of loans to finance unsecured home improvements, student loans, and revolving lines of credit that can be secured or unsecured, including personal credit cards. The value of the underlying collateral within this class is at risk of potential rapid depreciation, which could result in unpaid balances in excess of the collateral.

SVB Loan Classes
SVB loan classes were added to reflect the loans acquired in the SVBB Acquisition. The SVB loan classes are described below.

Global Fund Banking – Global fund banking is the largest class of SVB loans and consists of capital call lines of credit, the repayment of which is dependent on the payment of capital calls by the underlying limited partner investors in funds managed by certain private equity and venture capital firms.

Investor Dependent – The investor dependent class includes loans made primarily to technology and life science/healthcare companies. These borrowers typically have modest or negative cash flows and rarely have an established record of profitable operations. Repayment of these loans may be dependent upon receipt by borrowers of additional equity financing from venture capital firms or other investors, or in some cases, a successful sale to a third-party or an initial public offering. The investor dependent loans are disaggregated into two classes:

• *Early Stage* – These include loans to pre-revenue, development-stage companies and companies that are in the early phases of commercialization, with revenues of up to $5 million.

• *Growth Stage* – These include loans to growth stage enterprises. Companies with revenues between $5 million and $15 million, or pre-revenue clinical-stage biotechnology companies, are considered to be mid-stage, and companies with revenues in excess of $15 million are considered to be later-stage.

Cash Flow Dependent and Innovation C&I – Cash flow dependent and innovation C&I loans are made primarily to technology and life science/healthcare companies that are not investor dependent. Repayment of these loans is not dependent on additional equity financing, a successful sale or an initial public offering.

• *Cash Flow Dependent* – Cash flow dependent loans are typically used to assist a select group of private equity sponsors with the acquisition of businesses, are larger in size and repayment is generally dependent upon the cash flows of the combined entities. Acquired companies are typically established, later-stage businesses of scale, and characterized by reasonable levels of leverage with loan structures that include meaningful financial covenants. The sponsor's equity contribution is often 50 percent or more of the acquisition price.

• *Innovation C&I* – These include loans in innovation sectors such as technology and life science/healthcare industries. Innovation C&I loans are dependent on either the borrower's cash flows or balance sheet for repayment. Cash flow dependent loans require the borrower to maintain cash flow from operations that is sufficient to service all debt. Borrowers must demonstrate normalized cash flow in excess of all fixed charges associated with operating the business. Balance sheet dependent loans include asset-backed loans and are structured to require constant current asset coverage (e.g., cash, cash equivalents, accounts receivable and, to a much lesser extent, inventory) in an amount that exceeds the outstanding debt. The repayment of these arrangements is dependent on the financial condition, and payment ability, of third parties with whom our clients do business.

Private Bank – Private banking includes loans to clients who are primarily private equity or venture capital professionals and executives in the innovation companies, as well as high net worth clients. We offer a customized suite of private banking services, including mortgages, home equity lines of credit, restricted and private stock loans, personal capital call lines of credit, lines of credit against liquid assets and other secured and unsecured lending products. In addition, we provide owner occupied commercial mortgages and real estate secured loans.

Commercial Real Estate – CRE consists generally of acquisition financing loans for commercial properties such as office buildings, retail properties, apartment buildings and industrial/warehouse space.

Other – The remaining smaller acquired portfolios are aggregated into this category. These include other C&I, premium wine and other acquired portfolios.

• Other C&I loans include working capital and revolving lines of credit, as well as term loans for equipment and fixed assets. These loans are primarily to clients that are not in the technology and life sciences/healthcare industries. Additionally, other C&I loans contain commercial tax-exempt loans to not-for-profit private schools, colleges, public charter schools and other not-for-profit organizations.

• Premium wine loans are made to wine producers, vineyards and wine industry or hospitality businesses across the Western United States. A large portion of these loans are secured by real estate collateral such as vineyards and wineries.

▪ Other acquired portfolios consist primarily of construction and land loans for financing new developments as well as financing for improvements to existing buildings. These also include community development loans made as part of our responsibilities under CRA.

Acquired Loans and Leases
BancShares' accounting methods for acquired loans and leases depends on whether or not the loans reflect more than insignificant credit deterioration since origination at the date of acquisition.

Non-Purchased Credit Deteriorated Loans and Leases

Non-Purchased Credit Deteriorated ("Non-PCD") loans and leases do not reflect more than insignificant credit deterioration since origination at the date of acquisition. These loans are recorded at fair value and an increase to the ALLL is recorded with a corresponding increase to the provision for credit losses at the date of acquisition. The difference between fair value and the unpaid principal balance ("UPB") at the acquisition date is amortized or accreted to interest income over the contractual life of the loan using the effective interest method.

Purchased Credit Deteriorated Loans and Leases

Purchased loans and leases that reflect a more than insignificant credit deterioration since origination at the date of acquisition are classified as PCD loans and leases. PCD loans and leases are recorded at acquisition date amortized cost, which is the purchase price or fair value in a business combination, plus BancShares' initial ALLL, which results in a gross up of the loan balance (the "PCD Gross-Up"). The initial ALLL for PCD loans and leases (the "Initial PCD ALLL") is established through the PCD Gross-Up and there is no corresponding increase to the provision for credit losses. The difference between the UPB and the acquisition date amortized cost resulting from the PCD Gross-Up is amortized or accreted to interest income over the contractual life of the loan using the effective interest method. Refer to Note 5—Allowance for Loan and Lease Losses for additional information.

Past Due and Non-Accrual Loans and Leases

Loans and leases are classified as past due when the payment of principal and interest based upon contractual terms is 30 days or greater delinquent. Loans and leases are generally placed on nonaccrual when principal or interest becomes 90 days past due or when it is probable the principal or interest is not fully collectible. When loans are placed on nonaccrual, previously uncollected accrued interest is reversed from interest income and the ongoing accrual of interest is discontinued. All payments received thereafter are applied as a reduction of the outstanding balance until the account is collected, charged-off or returned to accrual status. Loans and leases are generally removed from nonaccrual status when they become current for a sustained period of time and there is no longer concern as to the collectability of principal and interest.

Troubled Debt Restructurings and Loan Modifications When a Borrower is Experiencing Financial Difficulty

Refer to discussion in the "Newly Adopted Accounting Standards" section of Note 1—Significant Accounting Policies and Basis of Presentation.

Loan Charge-Offs and Recoveries

Loan charge-offs are recorded after considering such factors as the borrower's financial condition, the value of underlying collateral, guarantees, and the status of collection activities. Loan balances considered uncollectible are charged-off against the ALLL and deducted from the carrying value of the related loans. Consumer loans are subject to mandatory charge-off at specified delinquency dates in accordance with regulatory guidelines. The value of the underlying collateral for consumer loans is considered when determining the charge-off amount if repossession is reasonably assured and in process. See Note 4—Loans and Leases for additional information. Realized recoveries of amounts previously charged-off are credited to the ALLL.

Allowance for Loan and Lease Losses

The ALLL represents management's best estimate of credit losses expected over the life of the loan or lease, adjusted for expected contractual payments and the impact of prepayment expectations. Estimates for loan and lease losses are determined by analyzing quantitative and qualitative components present as of the evaluation date using the current expected credit loss ("CECL") methodology in accordance with Financial Accounting Standards Board *Accounting Standard Codification ("ASC") 326 Financial Instruments- Credit Losses*. Adjustments to the ALLL are recorded with a corresponding entry to the provision or benefit for credit losses.

The ALLL is calculated based on a variety of considerations, including, but not limited to actual net loss history of the various loan and lease pools, delinquency trends, changes in forecasted economic conditions, loan growth, estimated loan life, and changes in portfolio credit quality. Loans and leases are segregated into pools with similar risk characteristics and each have a model that is utilized to estimate the ALLL. These ALLL models estimate the probability of obligor default ("PD") and loss given default ("LGD") for individual loans and leases within each risk pool based on historical loss experience, borrower characteristics, collateral type, forecasts of future economic conditions, expected future recoveries and other factors. The loan and lease level, undiscounted ALLL is calculated by applying the modeled PD and LGD to monthly forecasted loan and lease balances which are adjusted for contractual payments, prior defaults, and prepayments. Prepayment assumptions were developed through a review of BancShares' historical prepayment activity and considered forecasts of future economic conditions. Forecasted LGDs are adjusted for expected recoveries. Model outputs may be adjusted through a qualitative assessment to reflect trends not captured within the models, which could include economic conditions, credit quality, concentrations, and significant policy and underwriting changes. Risk pools for estimating the ALLL are aggregated into commercial, consumer and SVB loan portfolios for reporting purposes in Note 5—Allowance for Loan and Lease Losses.

The ALLL models utilize economic variables, including unemployment, gross domestic product, home price index, CRE index, corporate profits, and credit spreads. These economic variables are based on macroeconomic scenario forecasts with a forecast horizon that covers the lives of the loan portfolios. Due to the inherent uncertainty in the macroeconomic forecasts, BancShares utilizes baseline, upside, and downside macroeconomic scenarios and weights the scenarios based on review of variable forecasts for each scenario and comparison to expectations.

When loans do not share risk characteristics similar to others in the pool, the ALLL is evaluated on an individual basis. Given that BancShares' CECL models are loan level models, the number of loans individually evaluated is not significant and consists primarily of loans greater than $500 thousand. A specific ALLL is established, or charge-off is recorded, for the difference between the excess amortized cost of loan and the estimated fair value of the loan, less estimated costs to sell.

Accrued Interest Receivable
BancShares' accounting policies and credit monitoring provide that uncollectible accrued interest is reversed or written off against interest income in a timely manner. Therefore, BancShares elected to not measure an ALLL for accrued interest receivable. Accrued interest receivable is recorded in other assets and is excluded from the amortized cost basis of loans, investment securities available for sale, and investment securities held to maturity.

Unfunded Commitments
A reserve for off-balance sheet exposures is established for unfunded commitments such as unfunded balances for existing lines of credit, deferred purchase agreements ("DPAs"), commitments to extend future credit, as well as both standby and commercial letters of credit, when there is a contractual obligation to extend credit and when this extension of credit is not unconditionally cancellable (i.e. commitment cannot be canceled at any time). We do not recognize an ALLL for commitments that are unconditionally cancellable at our discretion. These unfunded commitments are assessed to determine both the probability of funding as well as the expectation of future losses. BancShares estimates the expected funding amounts and applies its PD and LGD models to those expected funding amounts to estimate the reserve for off-balance sheet exposures. See Note 5—Allowance for Loan and Lease Losses for the provision for off-balance sheet credit exposure and Note 15—Other Liabilities for ending balances for the reserve for off-balance sheet credit exposure.

Leases

Lessor Arrangements
Operating lease equipment is carried at cost less accumulated depreciation. Operating lease equipment is depreciated to its estimated residual value using the straight-line method over the lease term or estimated useful life of the asset. Rail equipment has estimated useful lives of 40-50 years and the useful lives of other equipment are generally 3-10 years.

Where management's intent is to sell the operating lease equipment and provided specific AHFS accounting criteria are met, the equipment is marked to LOCOM and classified as AHFS and depreciation is no longer recognized. Equipment received at the end of the lease to be sold is marked to LOCOM, with the adjustment recorded in other noninterest income. Initial direct costs are amortized over the lease term.

Sales-type and direct financing leases are carried at the aggregate of lease payments receivable and estimated residual value of the leased property, if applicable, less unearned income. Interest income is recognized over the term of the leases to achieve a constant periodic rate of return on the outstanding investment. Our finance lease activity primarily relates to leasing of new equipment with the equipment purchase price equal to fair value and therefore there is no selling profit or loss at lease commencement.

Lease components are separated from non-lease components that transfer a good or service to the customer; and the non-lease components in our lease contracts are accounted for in accordance with ASC 310 *Receivables*. BancShares utilizes the operating lease practical expedient for its Rail portfolio leases to not separate non-lease components of railcar maintenance services from associated lease components, and as a result rental income includes the maintenance non-lease component. This practical expedient is available when both of the following are met: (i) the timing and pattern of transfer of the non-lease components and associated lease component are the same and (ii) the lease component, if accounted for separately, would be classified as an operating lease.

We manage and evaluate residual risk by performing periodic reviews of estimated residual values and monitoring levels of residual realizations. A change in estimated operating lease residual values would result in a change in future depreciation expense. A change in estimated finance lease residual values during the lease term impacts the ALLL as the lessor considers both the lease receivable and the unguaranteed residual asset when determining the finance lease ALLL.

Impairment of Operating Lease Equipment

A review for impairment of our operating lease equipment is performed at least annually or when events or changes in circumstances indicate that the carrying amount of these long-lived assets may not be recoverable. Impairment of long-lived assets is determined by comparing the carrying amount to future undiscounted net cash flows expected to be generated. If a long-lived asset is impaired, the impairment is the amount by which the carrying amount exceeds the fair value of the long-lived asset. Depreciation expense is adjusted when the projected fair value is below the projected book value at the end of the depreciable life.

Lessee Arrangements

BancShares leases certain branch locations, administrative offices and equipment. Operating lease right of use assets ("ROU assets") are included in other assets and the associated lease obligations are included in other liabilities. Finance leases are included in premises and equipment and other borrowings. See Note 13—Borrowings for additional information. Leases with an initial term of 12 months or less are not recorded on the Consolidated Balance Sheets; BancShares instead recognizes lease expense for these leases on a straight-line basis over the lease term.

ROU assets represent BancShares' right to use an underlying asset for the lease term and lease liabilities represent BancShares' corresponding obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. ROU assets also include initial direct costs and pre-paid lease payments made less any lease incentives received. As most of BancShares' leases do not provide an implicit rate, BancShares uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The incremental borrowing rate is determined using secured rates for new FHLB advances under similar terms as the lease at inception.

Most leases include one or more options to renew. The exercise of lease renewal options is at BancShares' sole discretion. When it is reasonably certain BancShares will exercise its option to renew or extend the lease term, the option is included in calculating the value of the ROU asset and lease liability. The depreciable life of assets and leasehold improvements are limited by the expected lease term, unless there is a transfer of title or purchase option reasonably certain of exercise.

BancShares determines if an arrangement is a lease at inception. BancShares' lease agreements do not contain any material residual value guarantees or material restrictive covenants. BancShares does not lease any properties or facilities from any related party. See Note 6—Leases for additional information.

Goodwill and Other Intangible Assets

Goodwill is defined in the "Business Combinations" section of Note 1—Significant Accounting Policies and Basis of Presentation. BancShares' evaluates goodwill for impairment annually as of July 31 (the "Annual Goodwill Impairment Test"), or more frequently if events occur or circumstances change that may trigger a decline in the value of the reporting unit or otherwise indicate that a potential impairment exists.

BancShares applied the acquisition method of accounting for the SVBB Acquisition and CIT Merger and the fair values of the net assets acquired and core deposit intangibles exceeded the purchase price for each transaction. Consequently, there was a gain on acquisition (and no goodwill) related to the SVBB Acquisition and the CIT Merger.

Other finite-lived intangible assets, such as core deposit intangibles, are initially recorded at fair value and are amortized over their average estimated useful lives. Intangible assets are evaluated for impairment when events or changes in circumstances indicate a potential impairment exists.

Refer to further discussion in Note 2—Business Combinations and Note 8—Goodwill and Core Deposit Intangibles.

Other Real Estate Owned

Other Real Estate Owned ("OREO") includes foreclosed real estate property and closed branch properties. Foreclosed real estate property in OREO is initially recorded at the asset's estimated fair value less costs to sell. Any excess in the recorded investment in the loan over the estimated fair value less costs to sell is charged-off against the ALLL at the time of foreclosure. If the estimated value of the OREO exceeds the recorded investment of the loan, the difference is recorded as a gain within other income.

OREO is subsequently carried at the lower of cost or market value less estimated selling costs and is evaluated at least annually. The periodic evaluations are generally based on the appraised value of the property and may include additional adjustments based upon management's review of the valuation estimate and specific knowledge of the property. Routine maintenance costs, income and expenses related to the operation of the foreclosed asset, subsequent declines in market value and net gains or losses on disposal are included in collection and foreclosure-related expense.

Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation. Land is carried at cost. Depreciation expense is generally computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements and finance lease ROU assets are amortized on a straight-line basis over the lesser of the lease terms or the estimated useful lives of the assets. BancShares reviews premises and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, and when an impairment loss is recognized the adjusted carrying amount will be its new cost basis to depreciate over the remaining useful life of the asset.

Derivative Assets and Liabilities

BancShares manages economic risk and exposure to interest rate and foreign currency risk through derivative transactions in over-the-counter markets with other financial institutions. BancShares also offers derivative products to its customers in order for them to manage their interest rate and currency risks. BancShares does not enter into derivative financial instruments for speculative purposes.

Derivatives utilized by BancShares may include swaps, forward settlement contracts, options contracts and risk participations. A swap agreement is a contract between two parties to exchange cash flows based on specified underlying notional amounts, assets and/or indices. Forward settlement contracts are agreements to buy or sell a quantity of a financial instrument, index, currency or commodity at a predetermined future date, and rate or price. An option contract is an agreement that gives the buyer the right, but not the obligation, to buy or sell an underlying asset from or to another party at a predetermined price or rate over a specific period of time. A risk participation is a financial guarantee, in exchange for a fee, that gives the buyer the right to be made whole in the event of a predefined default event.

BancShares documents, at inception, all relationships between hedging instruments and hedged items, as well as the risk management objectives and strategies for undertaking various hedges. Upon executing a derivative contract, BancShares designates the derivative as either a qualifying hedge or nonqualifying hedge (defined below). The designation may change based upon management's reassessment of circumstances.

In order to manage its interest rate exposure, BancShares enters into fair value hedges of certain fixed rate debt. BancShares recognizes the changes in the fair values of the hedging instrument and hedged item in interest expense for borrowings in the Consolidated Statements of Income.

Derivatives not designated as hedging instruments ("nonqualifying hedges") are presented in the Consolidated Balance Sheets in other assets or other liabilities, with resulting gains or losses and periodic interest settlements and other changes in fair value reported in other noninterest income.

BancShares provides interest rate derivative contracts to support the business requirements of its customers. The derivative contracts include interest rate swap agreements and interest rate cap and floor agreements wherein BancShares acts as a seller of these derivative contracts to its customers. To mitigate the market risk associated with these customer derivatives, BancShares enters into back-to-back positions with broker-dealers.

BancShares has both bought and sold credit protection in the form of participations in interest rate swaps (risk participations). These risk participations were entered into in the ordinary course of business to facilitate customer credit needs. Swap participations where BancShares has sold credit protection have maturities ranging between 2024 and 2048 and may require BancShares to make payment to the counterparty if the customer fails to make payment on any amounts due to the counterparty upon early termination of the swap transaction.

BancShares uses foreign currency forward contracts, interest rate swaps, and options to hedge interest rate and foreign currency risks arising from its asset and liability mix. These are treated as economic hedges.

All derivative instruments are recorded at their respective fair value. BancShares reports all derivatives on a gross basis in the Consolidated Balance Sheets and does not offset derivative assets and liabilities and cash collateral under master netting agreements except for swap contracts cleared by the Chicago Mercantile Exchange and LCH Clearnet. These swap contracts are accounted as "settled-to-market" and cash variation margin paid or received is characterized as settlement of the derivative exposure. Variation margin balances are offset against the corresponding derivative asset and liability balances on the balance sheet.

Fair value is based on dealer quotes, pricing models, discounted cash flow methodologies, or similar techniques for which the determination of fair value may require significant management judgment or estimation. Valuations of derivative assets and liabilities reflect the value of the instrument including BancShares' and the counterparty's credit risk.

BancShares is exposed to credit risk to the extent that the counterparty fails to perform under the terms of a derivative agreement. Losses related to credit risk are reflected in other noninterest income. BancShares manages this credit risk by requiring that all derivative transactions entered into as hedges be conducted with counterparties rated investment grade at the initial transaction by nationally recognized rating agencies, and by setting limits on the exposure with any individual counterparty. In addition, pursuant to the terms of the Credit Support Annexes between BancShares and its counterparties, BancShares may be required to post collateral or may be entitled to receive collateral in the form of cash or highly liquid securities depending on the valuation of the derivative instruments as measured on a daily basis. See Note 14—Derivative Financial Instruments for additional information.

Foreign Exchange Contracts
As a result of the SVBB Acquisition, FCB has foreign exchange forwards and swaps contracts with clients involved in foreign activities, either as the purchaser or seller, depending upon the clients' needs. These are structured as back-to-back contracts to mitigate the risk of fluctuations in currency rates. The foreign exchange forward contracts are with correspondent banks to economically reduce our foreign exchange exposure related to certain foreign currency denominated instruments.

Equity Warrant Assets
In connection with negotiating credit facilities and certain other services, FCB may obtain rights that include an option to purchase a position in a client company's stock in the form of an equity warrant. The equity warrant assets are primarily in private, venture-backed companies in the technology and life science/healthcare industries and are generally categorized as Level 3 on the fair value hierarchy due to lack of direct observable pricing and a general lack of liquidity due to the private nature of the associated underlying company.

Mortgage Servicing Rights
Mortgage servicing rights ("MSRs") represent the right to provide servicing under various loan servicing contracts when servicing is retained in connection with a loan sale or acquired in a business combination. MSRs are initially recorded at fair value and amortized in proportion to, and over the period of, the future net servicing income of the underlying loan. At each reporting period, MSRs are evaluated for impairment based upon the fair value of the rights as compared to the carrying value. See Note 9—Mortgage Servicing Rights for additional information.

Securities Sold Under Customer Repurchase Agreements
BancShares enters into sales of securities under agreements to repurchase which are treated as financings, with the obligation to repurchase securities sold reflected as short-term borrowings. See Note 13—Borrowings for additional information.

Fair Values

Fair Value Hierarchy
BancShares measures the fair value of its financial assets and liabilities in accordance with ASC 820 *Fair Value Measurement*, which defines fair value, establishes a consistent framework for measuring fair value and requires disclosures about fair value measurements. BancShares categorizes its financial instruments based on the significance of inputs to the valuation techniques according to the following three-tier fair value hierarchy:
- Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that are accessible at the measurement date. Level 1 assets and liabilities include equity securities that are traded in an active exchange market.

- Level 2 - Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include certain commercial loans, debt and equity securities with quoted prices that are traded less frequently than exchange-traded instruments or using a third-party pricing service, borrowings, time deposits, deposits with no stated maturity, securities sold under customer repurchase agreements and derivative contracts whose values are determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data.

- Level 3 - Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments such as collateral dependent commercial and consumer loans, as well as loans held for sale, certain available for sale corporate securities and derivative contracts, such as equity warrants, whose values are determined using valuation models, discounted cash flow methodologies or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

See Note 16—Fair Value for additional information.

Per Share Data

Earnings per common share is computed by dividing net income available to common stockholders by the weighted average number of Class A common stock, par value $1 ("Class A common stock"), and Class B common stock, par value $1 ("Class B common stock"), outstanding during each period. Diluted earnings per common share is computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding increased by the weighted-average potential impact of dilutive shares. BancShares' potential dilutive instruments include unvested restricted stock units ("RSUs"). The dilutive effect is computed using the treasury stock method, which assumes the conversion of these instruments. However, in periods when there is a net loss, these shares would not be included in the diluted earnings per common share computation as the result would have an anti-dilutive effect. BancShares had no potential dilutive common shares outstanding prior to the CIT Merger and did not report diluted earnings per common share for prior periods. See Note 20—Earnings Per Common Share for additional information.

Income Taxes

Income taxes are accounted for using the asset and liability approach as prescribed in ASC 740, *Income Taxes*. Under this method, a deferred tax asset ("DTA") or deferred tax liability ("DTL") is determined based on the currently enacted tax rates applicable to the period in which the differences between the financial statement carrying amounts and tax basis of existing assets and liabilities are expected to be reported in BancShares' income tax returns. The effect on deferred taxes of a change in tax rates is recognized in income in the period which includes the enactment date. BancShares has adopted the portfolio approach for purposes of releasing residual tax effects within AOCI.

BancShares has unrecognized tax benefits related to the uncertain portion of tax positions BancShares has taken or expects to take. The potential impact of current events on the estimates used to establish income tax expenses and income tax liabilities is continually monitored and evaluated. Income tax positions based on current tax law, positions taken by various tax auditors within the jurisdictions where income tax returns are filed, as well as potential or pending audits or assessments by such tax auditors are evaluated on a periodic basis. BancShares files a consolidated federal income tax return and various combined and separate company state tax returns.

As a result of the Inflation Reduction Act of 2022, effective for tax years beginning after December 31, 2022, BancShares is subject to a Corporate Alternative Minimum Tax ("CAMT"). BancShares treats CAMT that may be applicable to tax years beginning after December 31, 2022 as a period cost.

Refer to Note 21—Income Taxes for additional disclosures.

Bank-Owned Life Insurance ("BOLI")

Banks can purchase life insurance policies on the lives of certain officers and employees and are the owner and beneficiary of the policies. These policies, known as BOLI, offset the cost of providing employee benefits. BancShares records BOLI at each policy's respective cash surrender value ("CSV"), with changes in the CSV recorded as noninterest income in the Consolidated Statements of Income.

Stock-Based Compensation

BancShares did not have stock-based compensation awards prior to completion of the CIT Merger. Certain CIT employees received grants of RSUs ("CIT RSUs") or performance stock unit awards ("CIT PSUs"). Upon completion of the CIT Merger and pursuant to the terms of the Merger Agreement, (i) the CIT RSUs and CIT PSUs converted into "BancShares RSUs" based on the 0.062 exchange ratio (the "Exchange Ratio") and (ii) the BancShares RSUs became subject to the same terms and conditions (including vesting terms, payment timing and rights to receive dividend equivalents) applicable to the CIT RSUs and CIT PSUs, except that vesting for the converted CIT PSUs was no longer subject to any performance goals or metrics. The fair value of the BancShares RSUs was determined based on the closing share price of the Parent Company's Class A common stock on the CIT Merger Date. The fair value of the BancShares RSUs is (i) included in the purchase price consideration for the portion related to employee services provided prior to completion of the CIT Merger and (ii) recognized in expenses for the portion related to employee services to be provided after completion of the CIT Merger. For "graded vesting" awards, each vesting tranche of the award is amortized separately as if each were a separate award. For "cliff vesting" awards, compensation expense is recognized over the requisite service period. BancShares recognizes the effect of forfeitures in compensation expense when they occur. In the event of involuntary termination of employees after the CIT Merger Date, vesting occurs on the employee termination date for BancShares RSUs subject to change in control provisions. Expenses related to stock-based compensation are included in acquisition-related expenses in the Consolidated Statements of Income. Stock-based compensation is discussed further in Note 22—Employee Benefit Plans.

Members of the CIT Board of Directors had RSU awards, stock settled annual awards, and deferred stock-settled annual awards (collectively, the "CIT Director Equity Awards"), which vested immediately upon the completion of the CIT Merger. The fair value of the CIT Director Equity Awards was determined based on the Exchange Ratio and the closing share price of the Class A common stock on the CIT Merger Date, and was included in the purchase price consideration disclosed in Note 2—Business Combinations.

Defined Benefit Pension Plans and Other Postretirement Benefits

BancShares has both funded and unfunded noncontributory defined benefit pension and postretirement plans covering certain employees. The calculation of the obligations and related expenses under the plans require the use of actuarial valuation methods and assumptions. Actuarial assumptions used in the determination of future values of plan assets and liabilities are subject to management judgment and may differ significantly if different assumptions are used. All assumptions are reviewed annually for appropriateness. The discount rate assumption used to measure the plan obligations is based on a yield curve developed from high-quality corporate bonds across a full maturity spectrum. The projected cash flows of the pension plans are discounted based on this yield curve, and a single discount rate is calculated to achieve the same present value. The assumed rate of future compensation increases is based on actual experience and future salary expectations. BancShares also estimates a long-term rate of return on pension plan assets used to estimate the future value of plan assets. In developing the long-term rate of return, BancShares considers such factors as the actual return earned on plan assets, historical returns on the various asset classes in the plans and projections of future returns on various asset classes. In conjunction with the CIT Merger, BancShares assumed the funded and unfunded noncontributory defined benefit pension and postretirement plans of CIT. The postretirement plans acquired were terminated during 2022. See Note 22—Employee Benefit Plans for disclosures related to the plans.

Revenue Recognition

Interest income on held for investment loans is recognized using the effective interest method or on a basis approximating a level rate of return over the life of the asset. Interest income includes components of accretion of the fair value discount on loans and lease receivables recorded in connection with purchase accounting adjustments, which are accreted using the effective interest method as a yield adjustment over the remaining contractual term of the loan and recorded in interest income. If the loan is subsequently classified as held for sale, accretion (amortization) of the discount (premium) will cease. Interest income on loans held for investment and held for sale is included in interest and fees on loans in the Consolidated Statements of Income.

Interest on investment securities and interest on interest-earning deposits at banks is recognized in interest income on an accrual basis. Amortization of premiums and accretion of discounts for investment securities are included in interest on investment securities. Dividends received from marketable equity securities are recognized within interest on investment securities.

BancShares generally acts in a principal capacity, on its own behalf, in its contracts with customers. In these transactions, BancShares recognizes revenues and the related costs to generate those revenues on a gross basis. In certain, circumstances, BancShares acts in an agent capacity, on behalf of the customers with other entities, and recognizes revenues and the related costs to provide BancShares' services on a net basis. BancShares acts as an agent when providing certain cardholder and merchant, insurance, investment management, and brokerage services.

Descriptions of BancShares' noninterest revenue-generating activities are broadly segregated as follows:

Rental income on operating lease equipment – Rental income is recognized on a straight-line basis over the lease term for lease contract fixed payments and is included in noninterest income. Rental income also includes variable lease income which is recognized as earned. The accrual of rental income on operating leases is suspended when the collection of substantially all rental payments is no longer probable and rental income for such leases is recognized when cash payments are received. In the period we conclude that collection of rental payments is no longer probable, accrued but uncollected rental revenue is reversed against rental income.

Fee income and other service charges – These include, but are not limited to, check cashing fees, international banking fees, internet banking fees, wire transfer fees, safe deposit fees, ATM income, as well as capital market-related fees and fees on lines and letters of credit. The performance obligation is fulfilled and revenue is recognized at the point in time the requested service is provided to the customer.

Client investment fees – These are earned from discretionary investment management and related transaction-based services. For discretionary investment management services, revenue is recognized monthly based on the clients' assets under management. Transaction-based fees are earned on fixed income securities and repurchase agreements when transactions are executed. Amounts paid to third-party providers are not reflected in the transaction price because FCB is an agent for such services.

Wealth management services – These primarily represent sales commissions on various product offerings, transaction fees and trust and asset management fees. The performance obligation for wealth management services is the provision of services to place annuity products issued by the counterparty to investors and the provision of services to manage the client's assets, including brokerage custodial and other management services. Revenue from wealth management services is recognized over the period in which services are performed, and is based on a percentage of the value of the assets under management/ administration.

International fees – These primarily include foreign exchange fees. Foreign exchange fees represent the difference between foreign currency's purchase and sale price in spot contracts. These fees are recognized when contracts are executed with our clients. Fees related to other foreign exchange contracts are recognized outside the scope of ASC 606, *Revenue from Contracts with Customers*, because they are considered derivatives.

Service charges on deposit accounts – These deposit account-related fees represent monthly account maintenance and transaction-based service fees, such as overdraft fees, stop payment fees and charges for issuing cashier's checks and money orders. For account maintenance services, revenue is recognized at the end of the statement period when BancShares' performance obligation has been satisfied. Other revenues from transaction-based services are recognized at a point in time when the performance obligation has been completed.

Factoring commissions – These are earned in the Commercial Banking segment and are driven by factoring volumes, principally in the retail sectors. Factoring commissions are charged as a percentage of the invoice amount of the receivables assigned to BancShares. The volume of factoring activity and the commission rates charged impact factoring commission income earned. Factoring commissions are deferred and recognized as income over time based on the underlying terms of the assigned receivables. See Commercial Loans and Leases section for additional commentary on factoring.

Cardholder and Merchant Services – These represent interchange fees from customer debit and credit card transactions earned when a cardholder engages in a transaction with a merchant as well as fees charged to merchants for providing them the ability to accept and process the debit and credit card transaction. Revenue is recognized when the performance obligation has been satisfied, which is upon completion of the card transaction. As BancShares is acting as an agent for the customer and transaction processor, costs associated with cardholder and merchant services transactions are netted against the fee income.

Insurance commissions – These include revenue from insurance on equipment leased to customers, which is recognized over the policy period. We also earn commissions on the issuance of insurance products and services. The commission performance obligation is generally satisfied upon the issuance of the insurance policy and revenue is recognized when the commission payment is remitted by the insurance carrier or policy holder depending on whether the billing is performed by BancShares or the carrier.

Gains on leasing equipment – These are recognized upon completion of sale (sale closing) and transfer of title. The gain is determined based on sales price less book carrying value (net of accumulated depreciation).

BOLI income – This reflects income earned on changes in the CSV of the BOLI policies and proceeds of insurance benefits upon an event of a claim.

Other – This consists of several forms of recurring revenue, such as FHLB dividends. For the remaining transactions, revenue is recognized when, or as, the performance obligation is satisfied. Other items include derivative gains and losses, gain on sales of other assets including OREO, fixed assets and loans, and non-marketable securities.

Newly Adopted Accounting Standards
BancShares adopted the following accounting standards as of January 1, 2023:

ASU 2022-01, Fair Value Hedging - Portfolio Layer Method - Issued March 2022

The amendments in this Accounting Standards Update ("ASU") allow entities to designate multiple hedged layers of a single closed portfolio and expands the scope of the portfolio layer method to include non-prepayable financial assets. The ASU provides additional guidance on the accounting for and disclosure of hedge basis adjustments under the portfolio layer method. In addition, upon adoption the update permits a one-time reclassification of certain debt securities from the held-to-maturity category to the available-for-sale category if the portfolio layer hedging method is applied to those securities. Upon adoption, we did not make any one-time reclassifications. Adoption of this ASU did not have a material impact on BancShares' consolidated financial statements and disclosures as BancShares did not have any hedged portfolios.

ASU 2022-02 Financial Instruments—Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures - Issued March 2022 ("ASU 2022-02")

The amendments in this ASU: (i) eliminated the previous recognition and measurement guidance for troubled debt restructurings ("TDRs"), (ii) required new disclosures for loan modifications when a borrower is experiencing financial difficulty (the "Modification Disclosures") and (iii) required disclosures of current period gross charge-offs by year of origination in the vintage disclosures (the "Gross Charge-off Vintage Disclosures").

The Modification Disclosures apply to the following modification types: principal forgiveness, interest rate reductions, other-than-insignificant payment delays, term extensions, or a combination thereof. Creditors are required to disclose the following by loan class: (i) amounts and relative percentages of each modification type, (ii) the financial effect of each modification type, (iii) the performance of the loan in the 12 months following the modification and (iv) qualitative information discussing how the modifications factored into the determination of the ALLL.

BancShares elected to apply the modified retrospective transition method for ALLL recognition and measurement. The adoption of this ASU did not result in a cumulative effect adjustment to retained earnings. The Modification Disclosures and Gross Charge-off Vintage Disclosures are applied prospectively beginning January 1, 2023.

For periods prior to adoption of ASU 2022-02, a loan was considered a TDR when both a modification to a borrower's debt agreement was made and a concession was granted for economic or legal reasons related to a borrower's financial difficulties that otherwise would not be granted. TDR concessions could include short-term deferrals of interest, modifications of payment terms or, in certain limited instances, forgiveness of principal or interest. TDR loans can be nonaccrual or accrual, depending on the individual facts and circumstances of the borrower. In circumstances where a portion of the loan balance was charged-off, the remaining balance was typically classified as nonaccrual.

See Note 4—Loans and Leases for TDR disclosures for historical periods prior to adoption of ASU 2022-02 and the Modification Disclosures and Gross Charge-off Vintage Disclosures for periods after ASU 2022-02 was adopted.

NOTE 2 — BUSINESS COMBINATIONS

Silicon Valley Bridge Bank Acquisition

FCB completed the SVBB Acquisition on the SVBB Acquisition Date and acquired substantially all loans and certain other assets and assumed all customer deposits and certain other liabilities of SVBB in an FDIC-assisted transaction.

BancShares has determined that the SVBB Acquisition constitutes a business combination as defined by the ASC Topic 805, *Business Combinations*. Accordingly, the assets acquired and liabilities assumed are presented at their estimated fair values based on preliminary valuations as of March 27, 2023. The determination of estimated fair values required management to make certain estimates about discount rates, future expected cash flows, market conditions at the time of the SVBB Acquisition and other future events that are highly subjective in nature and may require adjustments.

FCB and the FDIC are awaiting conclusion of the customary final settlement process which could impact the fair value of certain other assets acquired and other liabilities assumed. We continue to review information relating to events or circumstances existing at the SVBB Acquisition Date that could impact the preliminary fair value estimates. Until management finalizes its fair value estimates for the acquired assets and assumed liabilities, the preliminary gain on acquisition can be updated for a period not to exceed one year following the SVBB Acquisition Date (the "Measurement Period"). We believe the preliminary fair value estimates of assets acquired and liabilities assumed, including the effects of Measurement Period adjustments, provide a reasonable basis for determining the preliminary fair values. The fair value measurements of certain other assets and liabilities are preliminary as we identify and assess information regarding the nature of these assets and liabilities and review the associated valuation assumptions and methodologies. The tax treatment of FDIC-assisted acquisitions is complex and subject to interpretations that may result in future adjustments of deferred taxes as of the SVBB Acquisition Date. As such, the amounts recorded for tax assets and liabilities are considered provisional as we continue to evaluate the nature and extent of permanent and temporary differences between the book and tax bases of the acquired assets and liabilities assumed, as well as the tax impact on the preliminary gain on acquisition.

Pursuant to the terms of the SVBB Purchase Agreement, FCB acquired assets with an estimated total fair value of approximately $107.54 billion as of the SVBB Acquisition Date, primarily including $68.47 billion of loans, net of the initial ALLL for PCD loans, and $35.31 billion of cash and interest-earning deposits at banks. FCB also assumed liabilities with an estimated total fair value of approximately $61.42 billion, primarily including $56.01 billion of customer deposits. The deposits were acquired without a premium and the assets were acquired at a discount of approximately $16.45 billion pursuant to the terms of the SVBB Purchase Agreement. Further details regarding the fair values of the acquired assets and assumed liabilities are provided in the "Fair Value Purchase Price Allocation" table below.

In connection with the SVBB Purchase Agreement, FCB also entered into a commercial shared loss agreement with the FDIC (the "Shared-Loss Agreement"). The Shared-Loss Agreement covered an estimated $60 billion of commercial loans (collectively, the "Covered Assets") at the time of acquisition. The FDIC will reimburse FCB for 0% of losses of up to $5 billion with respect to Covered Assets and 50% of losses in excess of $5 billion with respect to Covered Assets ("FDIC Loss Sharing") and FCB will reimburse the FDIC for 50% of recoveries related to such Covered Assets ("FCB reimbursement"). The Shared-Loss Agreement provides for FDIC Loss Sharing for five years and FCB reimbursement for eight years. The Shared-Loss Agreement extends to loans funded within one year of the SVBB Acquisition Date that were unfunded commitments to loans at the SVBB Acquisition Date. If certain conditions are met pursuant to the Shared-Loss Agreement, FCB has agreed to pay to the FDIC, 45 days after March 31, 2031 (or, if earlier, the time of disposition of all acquired assets pursuant to the Shared-Loss Agreement), a true-up amount up to $1.5 billion calculated using a formula set forth in the Shared-Loss Agreement. As noted below, preliminary estimates indicate there is no material value to attribute to the loss indemnification asset or true-up liability.

In connection with the SVBB Acquisition, FCB issued a five-year $35 billion note payable to the FDIC (the "Original Purchase Money Note"), and entered into binding terms and conditions for an up to $70 billion line of credit provided by the FDIC for related risks and liquidity purposes (the "Initial Liquidity Commitment"). At such time, FCB and the FDIC agreed to negotiate additional terms and documents augmenting and superseding the Original Purchase Money Note and Initial Liquidity Commitment, and on November 20, 2023, FCB and the FDIC entered into new financing agreements for those purposes. On November 20, 2023, the Original Purchase Money Note was amended and restated, dated as of March 27, 2023 and maturing March 27, 2028 (the "Purchase Money Note"), adjusting the principal amount to approximately $36.07 billion. FCB and the FDIC, as lender and as collateral agent, also entered into an Advance Facility Agreement, dated as of March 27, 2023, and effective as of November 20, 2023 (the "Advance Facility Agreement"), providing total advances available through March 27, 2025 of up to $70 billion (subject to the limits described below) solely to provide liquidity to offset deposit withdrawal or runoff of former SVBB deposit accounts and to fund the unfunded commercial lending commitments acquired in the SVBB Acquisition. Borrowings outstanding under the Advance Facility Agreement are limited to an amount equal to the value of loans and other collateral obtained from SVBB plus the value of any other unencumbered collateral agreed by the parties to serve as additional collateral, reduced by the amount of principal and accrued interest outstanding under the Purchase Money Note and the accrued interest on the Advance Facility Agreement. Interest on any outstanding principal amount accrues at a variable rate equal to the three-month weighted average of the Daily Simple Secured Overnight Financing Rate ("SOFR") plus 25 basis points (but in no event less than 0.00%). Obligations of FCB under the Advance Facility Agreement are subordinated to its obligations under the Purchase Money Note. See Pledged Assets section in Note 4—Loans and Leases.

Purchase Price Consideration for the SVBB Acquisition

As consideration for the SVBB Acquisition, FCB issued the Purchase Money Note with a principal amount of $36.07 billion (fair value of $35.81 billion). FCB pledged specified assets as collateral security for the Purchase Money Note and the Advance Facility Agreement, including loans purchased from the FDIC as receiver to SVBB, the related loan documents and collections, accounts established for collections and disbursements, any items credited thereto, such additional collateral (if any) as the parties may agree to in future, and proceeds thereof. The interest rate on the Purchase Money Note accrues at a rate of 3.50% per annum. There are no scheduled principal payments under the Purchase Money Note. FCB may voluntarily prepay principal under the Purchase Money Note without premium or penalty, twice per month. The principal amount of the Purchase Money Note is based on the carrying value of net assets acquired less the asset discount of $16.45 billion pursuant to the terms of the SVBB Purchase Agreement.

In addition, as part of the consideration for the SVBB Acquisition, BancShares issued a Cash Settled Value Appreciation Instrument to the FDIC (the "Value Appreciation Instrument") in which FCB agreed to make a cash payment to the FDIC equal to the product of (i) 5 million and (ii) the excess amount by which the average volume weighted price of one share of Class A common stock, over the two Nasdaq trading days immediately prior to the date on which the Value Appreciation Instrument is exercised exceeds $582.55; provided that the settlement amount does not exceed $500 million. The Value Appreciation Instrument was exercisable by the holder thereof, in whole or in part, from and including March 27, 2023 to April 14, 2023. The FDIC exercised its right under the Value Appreciation Instrument on March 28, 2023 and a $500 million payment was made on April 4, 2023.

The following table provides the purchase price allocation to the identifiable assets acquired and liabilities assumed at their estimated fair values as of the SVBB Acquisition Date.

Fair Value Purchase Price Allocation

dollars in millions

		Fair Value Purchase Price Allocation as of March 27, 2023
Purchase price consideration		
Purchase Money Note [1]	$	35,808
Value Appreciation Instrument		500
Purchase price consideration	$	36,308
Assets		
Cash and due from banks	$	1,310
Interest-earning deposits at banks		34,001
Investment securities available for sale		385
Loans and leases, net of the initial PCD ALLL		68,468
Affordable housing tax credit and other unconsolidated investments		1,273
Premises and equipment		308
Core deposit intangibles		230
Other assets		1,564
Total assets acquired	$	107,539
Liabilities		
Deposits	$	56,014
Borrowings		10
Deferred tax liabilities		3,364
Other liabilities		2,035
Total liabilities assumed	$	61,423
Fair value of net assets acquired		46,116
Preliminary gain on acquisition, after income taxes [2]	$	9,808
Preliminary gain on acquisition, before income taxes [2]	$	13,172

[1] The principal amount of the Purchase Money Note is the carrying value of net assets acquired of approximately $52.52 billion less the asset discount of $16.45 billion pursuant to the SVBB Purchase Agreement. The $35.81 billion above is net of a fair value discount of approximately $264 million.

[2] The difference between the preliminary gain on acquisition before and after taxes reflects the deferred tax liabilities recorded in the SVBB Acquisition, as presented above.

The preliminary gain on acquisition of $9.81 billion, net of income taxes of $3.36 billion, included in noninterest income represents the excess of the fair value of net assets acquired over the purchase price.

The following is a description of the methods used to determine the estimated fair values of the Purchase Money Note and significant assets acquired and liabilities assumed, as presented above.

Purchase Money Note

The fair value of the Purchase Money Note was estimated based on the income approach, which includes: (i) projecting cash flows over a certain discrete projection period and (ii) discounting those projected cash flows to present value at a rate of return that considers the relative risk of the cash flows and the time value of money.

Cash and interest-earning deposits at banks

For financial instruments with a short-term or no stated maturity, prevailing market rates and limited credit risk, carrying amounts approximate fair value.

Investment securities

Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair value estimates are based on observable inputs including quoted market prices for similar instruments, quoted market prices that are not in an active market or other inputs that are observable in the market. In the absence of observable inputs, fair value is estimated based on pricing models and/or discounted cash flow methodologies.

Loans

Fair values for loans were based on a discounted cash flow methodology that considered factors including the type of loan and related collateral, classification status, fixed or variable interest rate, remaining term of loan, credit quality ratings or scores, amortization status and current discount rate. Loans with similar risk characteristics were pooled together and treated in aggregate when applying various valuation techniques. The discount rates used for loans were based on an evaluation of current market rates for new originations of comparable loans and required rates of return for market participants to purchase similar assets, including adjustments for liquidity and credit quality when necessary.

BancShares' accounting methods for acquired Non-PCD and PCD loans and leases are discussed in Note 1—Significant Accounting Policies and Basis of Presentation. The following table presents the UPB and fair value of the loans and leases acquired by BancShares in the SVBB Acquisition as of the SVBB Acquisition Date. The fair value of Non-PCD loans and leases was $66.42 billion, compared to the UPB of $68.72 billion, resulting in a discount of $2.30 billion that will be accreted into income over the contractual life of the applicable loan using the effective interest method.

Loans and Leases Acquired

dollars in millions	Loans and Leases			
	UPB		Fair Value	
Non-PCD loans and leases	$	68,719	$	66,422
PCD loans and leases		2,568		2,046
Total loans and leases, before PCD gross-up	$	71,287	$	68,468

The following table summarizes PCD loans and leases that BancShares acquired in the SVBB Acquisition.

PCD Loans and Leases

dollars in millions	Total PCD Loans from SVBB Acquisition	
UPB	$	2,568
Fair value		2,046
Total fair value discount		522
Less: discount for loans with $0 fair value at SVBB Acquisition Date		26
Less: PCD gross-up		220
Non-credit discount [1]	$	276

[1] The non-credit discount of $276 million will be accreted into income over the contractual life of the applicable loan using the effective interest method.

Affordable housing tax credit investments
The fair values of the affordable housing tax credit investments were determined based on discounted cash flows. The cash flow projections considered tax credits and net cash flows from operating losses and tax depreciation. The discount rate was determined using observable market data points for similar investments.

Premises and equipment
Fair values for furniture and fixtures, computer software and other equipment were determined using the cost approach.

Core deposit intangibles
The following table presents the intangible asset recorded related to the valuation of core deposits:

Intangible Asset

dollars in millions	Fair Value		Life	Method
Core deposit intangibles	$	230	8 years	Effective yield

Certain core deposits were acquired as part of the SVBB Acquisition, which provide an additional source of funds for BancShares. The core deposit intangible represents the costs saved by BancShares by acquiring the core deposits rather than sourcing the funds elsewhere. This intangible was valued using the after tax cost savings method under the income approach. This method estimates the fair value by discounting to present value the favorable funding spread attributable to the core deposit balances over their estimated average remaining life. The valuation considered a dynamic approach to interest rates and alternative cost of funds. The favorable funding spread is calculated as the difference in the alternative cost of funds and the net deposit cost. Refer to further discussion in Note 8—Goodwill and Core Deposit Intangibles.

130

Other assets

The following table details other assets acquired:

Other Assets

dollars in millions		Fair Value
Accrued interest receivable	$	431
Federal Home Loan Bank stock and Federal Reserve Bank stock		320
Fair value of derivative financial instruments		458
Other		355
Total other assets	$	1,564

The fair values of the derivative assets in the table above and derivative liabilities in the table below were valued using prices of financial instruments with similar characteristics and observable inputs. The fair value of accrued interest receivable and the remaining other assets was determined to approximate book value. Refer to further discussion in Note 14—Derivative Financial Instruments and Note 16—Fair Value.

Deposits

Acquired deposits were essentially all transactional deposits. Thus, we determined carrying amounts approximate fair value.

Deferred tax liability

The SVBB Acquisition is an asset acquisition for tax purposes and is therefore considered a taxable transaction. The deferred tax liability for the SVBB Acquisition was calculated by applying FCB's deferred tax rate to the book and tax basis differences on the SVBB Acquisition Date for acquired assets and assumed liabilities. Deferred taxes were not recorded for the affordable housing tax credit investments in accordance with the proportional amortization method.

Other liabilities

The following table details other liabilities assumed:

dollars in millions		Fair Value
Commitments to fund tax credit investments	$	715
Fair value of derivative financial instruments		497
Reserve for off-balance sheet credit exposures		253
Accrued interest payable		109
Other		461
Total other liabilities	$	2,035

The fair value of the liability representing our commitment for future capital contributions to the affordable housing tax credit investments was determined based on discounted cash flows. Projected cash flows for future capital contributions were discounted at a rate that represented FCB's cost of debt.

Shared-Loss Agreement Intangibles

Preliminary estimates indicate there is no material value to attribute to the loss indemnification asset or true-up liability. This is primarily based on evaluation of historical loss experience and the credit quality of the portfolio.

Pro Forma Information - SVBB Acquisition

SVBB was only in operation from March 10 to March 27, 2023 and does not have historical financial information on which we could base pro forma information. Additionally, we did not acquire all assets or assume all liabilities of SVBB and an essential part of the SVBB Acquisition is the federal assistance governed by the SVBB Purchase Agreement and Shared-Loss Agreement, which is not reflected in the previous operations of SVBB. Therefore, it is impracticable to provide unaudited pro forma information on revenues and earnings for the SVBB Acquisition in accordance with ASC 805-10-50-2.

Net interest income, noninterest income and net income of $1.95 billion, $478 million and $530 million, respectively, from the SVB segment (see Note 23—Business Segment Information) were included in BancShares' Consolidated Statement of Income from the SVBB Acquisition Date through December 31, 2023.

CIT Group Inc.

BancShares completed the CIT Merger on the CIT Merger Date. Pursuant to the CIT Merger Agreement, each share of CIT common stock, par value $0.01 per share ("CIT Common Stock"), issued and outstanding, except for certain shares of CIT Common Stock owned by CIT or BancShares, was converted into the right to receive 0.062 shares of Class A common stock, plus cash in lieu of fractional shares of Class A common stock. The Parent Company issued approximately 6.1 million shares of Class A common stock in connection with the consummation of the CIT Merger.

The CIT Merger has been accounted for as a business combination under the acquisition method of accounting. Accordingly, the assets acquired and liabilities assumed were recorded at their estimated fair values as of the CIT Merger Date. The following table provides the purchase price allocation to the identifiable assets acquired and liabilities assumed at their estimated fair values as of the CIT Merger Date:

Fair Value Purchase Price Allocation

dollars in millions, except shares issued and price per share		Fair Value Purchase Price Allocation as of January 3, 2022
Common share consideration		
Shares of Class A common stock issued		6,140,010
Price per share on January 3, 2022	$	859.76
Common stock consideration	$	5,279
Preferred stock consideration		541
Stock-based compensation consideration		81
Cash in lieu of fractional shares and other consideration paid		51
Purchase price consideration	$	5,952
Assets		
Cash and interest-earning deposits at banks	$	3,060
Investment securities		6,561
Assets held for sale		59
Loans and leases		32,714
Operating lease equipment		7,838
Bank-owned life insurance		1,202
Intangible assets		143
Other assets		2,198
Total assets acquired	$	53,775
Liabilities		
Deposits	$	39,428
Borrowings		4,536
Credit balances of factoring clients		1,534
Other liabilities		1,894
Total liabilities assumed	$	47,392
Fair value of net assets acquired		6,383
Gain on acquisition	$	431

BancShares recorded a gain on acquisition of $431 million in noninterest income, representing the excess of the fair value of net assets acquired over the purchase price. The gain on acquisition was not taxable.

The following is a description of the methods used to determine the estimated fair values of significant assets acquired and liabilities assumed as presented above.

Cash and interest-earning deposits at banks
For financial instruments with a short-term or no stated maturity, prevailing market rates and limited credit risk, carrying amounts approximate fair value.

Investment securities
Fair values for investment securities were based on quoted market prices, where available. If quoted market prices were not available, fair value estimates were based on observable inputs including quoted market prices for similar instruments, quoted market prices that are not in an active market or other inputs that are observable in the market. In the absence of observable inputs, fair value was estimated based on pricing models and/or discounted cash flows methodologies.

Assets held for sale and loans and leases

Fair values for loans were based on a discounted cash flow methodology that considered factors including the type of loan and related collateral, fixed or variable interest rate, remaining term, credit quality ratings or scores, amortization status and current discount rate. Selected larger, impaired loans were specifically reviewed to evaluate credit risk. Loans with similar risk characteristics were pooled together when applying various valuation techniques. The discount rates used for loans were based on an evaluation of current market rates for new originations of comparable loans and required rates of return for market participants to purchase similar assets, including adjustments for liquidity and credit quality when necessary.

BancShares' accounting methods for acquired loans and leases are discussed in Note 1—Significant Accounting Policies and Basis of Presentation. The following table presents the UPB and fair value of the loans and leases acquired by BancShares in the CIT Merger. The UPB for PCD loans and leases includes the PCD Gross-Up of $272 million as discussed further in Note 4 — Loans and Leases.

Loans Acquired

dollars in millions

| | Loans and Leases | |
	UPB	Fair Value
Non-PCD loans and leases	$ 29,542	$ 29,481
PCD loans and leases	3,550	3,233
Total loans and leases	$ 33,092	$ 32,714

Operating Lease Equipment

Operating lease equipment were comprised of two sub-groups: rail and non-rail equipment. Fair values for both were based on the cost approach where market values were not available. The sales approach was used to value rail assets where market information was available, or when replacement cost less depreciation was lower than the current market value. An intangible liability was recorded for net below market lease contracts rental rates, for which fair value was estimated using the income approach and market lease rates and other key inputs.

A discount was recorded for operating lease equipment, which includes railcars, locomotives and other equipment, to reduce it to fair value. This adjustment will reduce depreciation expense over the remaining useful lives of the equipment on a straight-line basis. The intangible liability (see Note 8—Goodwill and Core Deposit Intangibles) will be amortized, thereby increasing rental income (a component of noninterest income) over the remaining term of the lease agreements on a straight-line basis.

Bank Owned Life Insurance

The fair values of BOLI policies were determined by the policy administrator and calculated based on the net present value of investment cash flows. Expected premium payments, death benefits and expected mortality were considered in the net present value calculation. Based upon the administrator's analysis and management's review of the analysis, fair value was determined to equate to book value as of the merger date.

Intangible assets

The following table presents the intangible asset recorded in conjunction with the CIT Merger related to the valuation of core deposits:

Intangible Assets

dollars in millions

	Fair Value	Estimated Useful Life	Amortization Method
Core deposit intangibles	$ 143	10 years	Straight-line

Certain core deposits were acquired as part of the CIT Merger, which provide an additional source of funds for BancShares. The core deposit intangibles represent the costs saved by BancShares by acquiring the core deposits rather than sourcing the funds elsewhere. This intangible was valued using the income approach, after-tax cost savings method. This method estimates the fair value by discounting to present value the favorable funding spread attributable to the core deposit balances over their estimated average remaining life. The favorable funding spread is calculated as the difference in the alternative cost of funds and the net deposit cost. Refer to Note 8—Goodwill and Core Deposit Intangibles for further discussion.

Other assets
The following table details other assets acquired:

Other Assets

dollars in millions		Fair Value
Low-income housing tax credits and other investments	$	777
Right of use assets		327
Premises and equipment		230
Fair value of derivative financial instruments		209
Counterparty receivables		133
Other		522
Total other assets	$	2,198

The fair value of the investments in unconsolidated entities was valued using the income approach.

The ROU asset associated with real estate operating leases were measured at the same amount as the lease liability as adjusted to reflect favorable or unfavorable terms of the lease when compared with market terms. The lease liability was measured at the present value of the remaining lease payments, as if the acquired lease were a new lease of the acquirer at the acquisition date and using BancShares incremental borrowing rate. The lease term was determined for individual leases based on management's assessment of the probability of exercising the existing renewal, termination and/or purchase option.

Fair values for property, including leasehold improvements, furniture and fixtures, computer software and other digital equipment were determined using the cost approach. Certain tangible assets that are expected to be sold in the short term were reported at net book value. Real estate property, such as land and buildings, was valued using the sales comparison approach, where sales of comparable properties are adjusted for differences to estimate the value of each subject property.

The fair values of the derivative financial instruments, as well as counterparty receivables, were valued using prices of financial instruments with similar characteristics and observable inputs.

Deposits
The fair values for time deposits were estimated using a discounted cash flow analysis whereby the contractual remaining cash flows were discounted using market rates currently being offered for time deposits of similar maturities. For transactional deposits, carrying amounts approximate fair value.

Borrowings
In connection with the CIT Merger, BancShares assumed the outstanding borrowings of CIT. The fair values of borrowings were estimated based on readily observable prices using reliable market sources.

Credit balances of Factoring Clients
Credit balance amounts represent short-term payables that are tied to the factoring receivables. Due to the short-term nature of these payables and given that amounts are settled at book value, it was determined that the carrying value is equivalent to fair value.

Other Liabilities
Other liabilities include items such as accounts payable and accrued liabilities, lease liabilities, current and deferred taxes, commitments to fund tax credit investments and other miscellaneous liabilities. The fair value of lease liabilities was measured using the present value of remaining lease payments, using BancShares' discount rate at the merger date. The fair value of the remaining liabilities was determined to approximate book value. For all accrued liabilities and accounts payable, it was determined that the carrying value equals book value.

Unaudited Pro Forma Information
The amount of interest income, noninterest income and net income of $1.75 billion, $1.24 billion and $587 million, respectively, attributable to the acquisition of CIT were included in BancShares' Consolidated Statement of Income for the year ended December 31, 2022. CIT's interest income, noninterest income and net income noted above reflect management's best estimates, based on information available at the reporting date.

The following table presents certain unaudited pro forma financial information for illustrative purposes only, for the year ended December 31, 2022 and 2021 as if CIT had been acquired on January 1, 2021. The unaudited estimated pro forma information combines the historical results of CIT and BancShares and includes certain pro forma adjustments. The key pro forma adjustments relate to the following items that were recognized in BancShares Consolidated Statement of Income for the year ended December 31, 2022, but were reflected in 2021 for the pro forma financial information: (i) provision for credit losses of $513 million related to the Non-PCD loans and leases and unfunded commitments; (ii) acquisition-related expenses of $231 million; (iii) estimated purchase accounting adjustment accretion and amortization related to fair value adjustments and intangibles associated with the CIT Merger; and (iv) $431 million gain on acquisition. BancShares expects to achieve operating cost savings and other business synergies as a result of the acquisition that are not reflected in the pro forma amounts that follow. The pro forma information should not be relied upon as being indicative of the historical results of operations that would have occurred had the acquisition taken place on January 1, 2021. Actual results may differ from the unaudited pro forma information presented below and the differences could be significant.

Selected Unaudited Pro Forma Financial Information for Consolidated BancShares

dollars in millions	Year Ended December 31,	
	2022	**2021**
Interest income	$ 3,413	$ 2,867
Noninterest income	1,705	2,537
Net income	1,225	1,497

NOTE 3 — INVESTMENT SECURITIES

The following tables include the amortized cost and fair value of investment securities at December 31, 2023 and 2022.

Amortized Cost and Fair Value - Investment Securities

dollars in millions

	December 31, 2023			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Investment securities available for sale				
U.S. Treasury	$ 10,554	$ 34	$ (80)	$ 10,508
Government agency	120	—	(3)	117
Residential mortgage-backed securities	7,154	72	(540)	6,686
Commercial mortgage-backed securities	2,319	9	(197)	2,131
Corporate bonds	529	—	(47)	482
Municipal bonds	12	—	—	12
Total investment securities available for sale	$ 20,688	$ 115	$ (867)	$ 19,936
Investment in marketable equity securities	$ 75	$ 17	$ (8)	$ 84
Investment securities held to maturity				
U.S. Treasury	$ 479	$ —	$ (40)	$ 439
Government agency	1,506	—	(143)	1,363
Residential mortgage-backed securities	4,205	—	(644)	3,561
Commercial mortgage-backed securities	3,489	—	(614)	2,875
Supranational securities	298	—	(35)	263
Other	2	—	—	2
Total investment securities held to maturity	$ 9,979	$ —	$ (1,476)	$ 8,503
Total investment securities	$ 30,742	$ 132	$ (2,351)	$ 28,523

	December 31, 2022			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Investment securities available for sale				
U.S. Treasury	$ 2,035	$ —	$ (137)	$ 1,898
Government agency	164	—	(2)	162
Residential mortgage-backed securities	5,424	1	(630)	4,795
Commercial mortgage-backed securities	1,774	—	(170)	1,604
Corporate bonds	570	—	(34)	536
Total investment securities available for sale	$ 9,967	$ 1	$ (973)	$ 8,995
Investment in marketable equity securities	$ 75	$ 21	$ (1)	$ 95
Investment securities held to maturity				
U.S. Treasury	$ 474	$ —	$ (50)	$ 424
Government agency	1,548	—	(186)	1,362
Residential mortgage-backed securities	4,605	—	(723)	3,882
Commercial mortgage-backed securities	3,355	—	(484)	2,871
Supranational securities	295	—	(41)	254
Other	2	—	—	2
Total investment securities held to maturity	$ 10,279	$ —	$ (1,484)	$ 8,795
Total investment securities	$ 20,321	$ 22	$ (2,458)	$ 17,885

U.S. Treasury investments include Treasury bills and Notes issued by the U.S. Treasury. Investments in government agency securities represent securities issued by the Small Business Association ("SBA"), FHLB and other U.S. agencies. Investments in residential and commercial mortgage-backed securities represent securities issued by the Government National Mortgage Association, Federal National Mortgage Association and Federal Home Loan Mortgage Corporation. Investments in corporate bonds represent positions in debt securities of other financial institutions. Municipal bonds are general obligation bonds. Investments in marketable equity securities represent positions in common stock of publicly traded financial institutions. Investments in supranational securities represent securities issued by the Supranational Entities and Multilateral Development Banks. Other held to maturity investments include certificates of deposit with other financial institutions.

BancShares also holds approximately 354,000 shares of Visa, Inc. ("Visa") Class B common stock (Visa Class B common stock). Until the resolution of certain litigation, at which time the Visa Class B common stock will convert to publicly traded Visa Class A common stock, or the potential exchange of Visa Class B common stock for other marketable classes of Visa common stock, these shares are only transferable to other stockholders of Visa Class B common stock. As a result, there is limited transfer activity in private transactions between buyers and sellers. Given this limited trading activity and the continuing uncertainty regarding the likelihood, ultimate timing and eventual exchange of Visa Class B common stock for shares of Visa Class A common stock or other marketable classes of Visa common stock, these shares are not considered to have a readily determinable fair value and have no carrying value. BancShares continues to monitor the trading activity in Visa Class B common stock, the status of the resolution of certain litigation matters at Visa, and other potential exchange alternatives that would trigger the conversion of the Visa Class B common stock into Visa Class A common stock or other marketable classes of Visa common stock.

Accrued interest receivable for available for sale and held to maturity debt securities was excluded from the estimate for credit losses. At December 31, 2023, accrued interest receivable for available for sale and held to maturity debt securities was $87 million and $18 million, respectively. At December 31, 2022, accrued interest receivable for available for sale and held to maturity debt securities was $33 million and $19 million, respectively. During the year ended December 31, 2023 and 2022, there was no accrued interest that was deemed uncollectible and written off against interest income.

The following table provides the amortized cost and fair value by contractual maturity. Expected maturities will differ from contractual maturities on certain securities because borrowers and issuers may have the right to call or prepay obligations with or without prepayment penalties. Residential and commercial mortgage-backed and government agency securities are stated separately as they are not due at a single maturity date.

Maturities - Debt Securities

dollars in millions	December 31, 2023		December 31, 2022	
	Cost	Fair Value	Cost	Fair Value
Investment securities available for sale				
Non-amortizing securities maturing in:				
One year or less	$ 5,674	$ 5,658	$ 37	$ 37
After one through five years	4,996	4,959	2,068	1,928
After five through 10 years	408	369	483	455
After 10 years	17	16	17	14
Government agency	120	117	164	162
Residential mortgage-backed securities	7,154	6,686	5,424	4,795
Commercial mortgage-backed securities	2,319	2,131	1,774	1,604
Total investment securities available for sale	$ 20,688	$ 19,936	$ 9,967	$ 8,995
Investment securities held to maturity				
Non-amortizing securities maturing in:				
One year or less	$ 27	$ 26	$ 51	$ 51
After one through five years	1,636	1,508	1,479	1,328
After five through 10 years	622	533	789	663
Residential mortgage-backed securities	4,205	3,561	4,605	3,882
Commercial mortgage-backed securities	3,489	2,875	3,355	2,871
Total investment securities held to maturity	$ 9,979	$ 8,503	$ 10,279	$ 8,795

The following table presents interest and dividend income on investment securities:

Interest and Dividends on Investment Securities

dollars in millions	Year Ended December 31,					
	2023		**2022**		**2021**	
Interest income - taxable investment securities	$	642	$	352	$	143
Interest income - nontaxable investment securities		4		—		—
Dividend income - marketable equity securities		2		2		2
Interest on investment securities	$	648	$	354	$	145

Fair value adjustment on marketable equity securities and net realized losses and gains on sales of investment securities available for sale are presented on the Consolidated Statements of Income. The following table presents the gross realized losses and gains on the sales of investment securities available for sale.

Realized Losses on Debt Securities Available For Sale

dollars in millions	Year Ended December 31,					
	2023		**2022**		**2021**	
Gross realized gains on sales of investment securities available for sale	$	—	$	—	$	33
Gross realized losses on sales of investment securities available for sale		(26)		—		—
Net realized (losses) gains on sales of investment securities available for sale	$	(26)	$	—	$	33

The following table provides information regarding investment securities available for sale with unrealized losses:

Gross Unrealized Losses on Debt Securities Available For Sale

dollars in millions	December 31, 2023					
	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Investment securities available for sale						
U.S. Treasury	$ 955	$ —	$ 1,919	$ (80)	$ 2,874	$ (80)
Government agency	23	—	94	(3)	117	(3)
Residential mortgage-backed securities	293	(3)	4,073	(537)	4,366	(540)
Commercial mortgage-backed securities	157	(1)	1,386	(196)	1,543	(197)
Corporate bonds	89	(9)	393	(38)	482	(47)
Total	$ 1,517	$ (13)	$ 7,865	$ (854)	$ 9,382	$ (867)

	December 31, 2022					
	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Investment securities available for sale						
U.S. Treasury	$ 403	$ (27)	$ 1,495	$ (110)	$ 1,898	$ (137)
Government agency	65	(1)	62	(1)	127	(2)
Residential mortgage-backed securities	1,698	(165)	3,001	(465)	4,699	(630)
Commercial mortgage-backed securities	836	(53)	752	(117)	1,588	(170)
Corporate bonds	499	(30)	37	(4)	536	(34)
Total	$ 3,501	$ (276)	$ 5,347	$ (697)	$ 8,848	$ (973)

As of December 31, 2023, there were 483 investment securities available for sale with continuous unrealized losses for more than 12 months, of which 416 were government sponsored enterprise-issued mortgage-backed securities, government agency securities, or U.S. treasury securities and the remaining 67 were corporate bonds. BancShares has the ability and intent to retain these securities for a period of time sufficient to recover all unrealized losses. Given the consistently strong credit rating of the U.S. Treasury, and the long history of no credit losses on debt securities issued by government agencies and government sponsored entities, as of December 31, 2023, no allowance for credit loss was required. For corporate bonds, we analyzed the changes in interest rates relative to when the investment securities were purchased or acquired, and considered other factors including changes in credit ratings, delinquencies, and other macroeconomic factors. As a result of this analysis, we determined that one corporate bond carries an insignificant credit-related loss as of December 31, 2023, which is reflected in the provision for credit losses.

BancShares' portfolio of held to maturity debt securities consists of mortgage-backed securities issued by government agencies and government sponsored entities, U.S. Treasury notes, unsecured bonds issued by government agencies and government sponsored entities, and securities issued by the Supranational Entities and Multilateral Development Banks. Given the consistently strong credit rating of the U.S. Treasury, the Supranational Entities & Multilateral Development Banks and the long history of no credit losses on debt securities issued by government agencies and government sponsored entities, as of December 31, 2023, no allowance for credit loss was required for held to maturity debt securities.

Investment securities having an aggregate carrying value of $3.77 billion at December 31, 2023, and $4.23 billion at December 31, 2022, were pledged as collateral to secure public funds on deposit and certain short-term borrowings, and for other purposes as required by law.

A security is considered past due once it is 30 days contractually past due under the terms of the agreement. There were no securities past due as of December 31, 2023 or 2022.

There were no debt securities held to maturity on nonaccrual status as of December 31, 2023 or December 31, 2022.

Certain investments held by BancShares are reported in other assets, including FHLB stock and nonmarketable securities without readily determinable fair values that are recorded at cost, and investments in qualified affordable housing projects, all of which are accounted for under the proportional amortization method. See Note 11—Other Assets for the balances.

NOTE 4 — LOANS AND LEASES

Unless otherwise noted, loans held for sale are not included in the following tables. Leases in the following tables include finance leases, but exclude operating lease equipment. Refer to Note 2—Business Combinations for discussion of the loans acquired in the SVBB Acquisition.

Loans by Class

dollars in millions	December 31, 2023	December 31, 2022
Commercial		
Commercial construction	$ 3,465	$ 2,804
Owner occupied commercial mortgage	15,567	14,473
Non-owner occupied commercial mortgage	11,540	9,902
Commercial and industrial	27,072	24,105
Leases	2,054	2,171
Total commercial	59,698	53,455
Consumer		
Residential mortgage	14,422	13,309
Revolving mortgage	2,007	1,951
Consumer auto	1,442	1,414
Consumer other	720	652
Total consumer	18,591	17,326
SVB		
Global fund banking	25,553	—
Investor dependent - early stage	1,403	—
Investor dependent - growth stage	2,897	—
Innovation C&I and cash flow dependent	9,658	—
Private Bank	9,822	—
CRE	2,698	—
Other	2,982	—
Total SVB	55,013	—
Total loans and leases	$ 133,302	$ 70,781

At December 31, 2023 and 2022, accrued interest receivable on loans included in other assets was $625 million and $203 million, respectively, and was excluded from the estimate of credit losses.

There was a discount on loans acquired in the SVBB Acquisition and CIT Merger because the fair value was lower than the UPB as further discussed in Note 2—Business Combinations. The discount on acquired loans is accreted to interest income over the contractual life of the loan using the effective interest method as further discussed in Note 1—Significant Accounting Policies and Basis of Presentation. Discount accretion income was $733 million, including $128 million for unfunded commitments, for the year ended December 31, 2023, and primarily related to the SVBB Acquisition.

The following table presents selected components of the amortized cost of loans, including the unamortized discount on acquired loans.

Components of Amortized Cost

dollars in millions	December 31, 2023	December 31, 2022
Deferred (fees) costs, including unamortized costs and unearned fees on non-PCD loans	$ (72)	$ 34
Net unamortized discount on acquired loans		
Non-PCD	$ 1,860	$ 73
PCD	176	45
Total net unamortized discount	$ 2,036	$ 118

The aging of the outstanding loans and leases by class at December 31, 2023 and 2022 is provided in the tables below. Loans and leases less than 30 days past due are considered current, as various grace periods allow borrowers to make payments within a stated period after the due date and remain in compliance with the respective agreement.

Loans and Leases - Delinquency Status

dollars in millions

| | December 31, 2023 | | | | | |
	30-59 Days Past Due	60-89 Days Past Due	90 Days or Greater	Total Past Due	Current	Total
Commercial						
Commercial construction	$ 43	$ 8	$ 2	$ 53	$ 3,412	$ 3,465
Owner occupied commercial mortgage	22	10	47	79	15,488	15,567
Non-owner occupied commercial mortgage	89	160	281	530	11,010	11,540
Commercial and industrial	164	48	112	324	26,748	27,072
Leases	55	15	21	91	1,963	2,054
Total commercial	373	241	463	1,077	58,621	59,698
Consumer						
Residential mortgage	118	23	56	197	14,225	14,422
Revolving mortgage	14	3	11	28	1,979	2,007
Consumer auto	9	3	2	14	1,428	1,442
Consumer other	5	3	4	12	708	720
Total consumer	146	32	73	251	18,340	18,591
SVB						
Global fund banking	—	—	—	—	25,553	25,553
Investor dependent - early stage	10	12	9	31	1,372	1,403
Investor dependent - growth stage	5	2	7	14	2,883	2,897
Innovation C&I and cash flow dependent	27	3	40	70	9,588	9,658
Private Bank	30	11	17	58	9,764	9,822
CRE	10	28	2	40	2,658	2,698
Other	5	—	4	9	2,973	2,982
Total SVB	87	56	79	222	54,791	55,013
Total loans and leases	$ 606	$ 329	$ 615	$ 1,550	$ 131,752	$ 133,302

| | December 31, 2022 | | | | | |
	30-59 Days Past Due	60-89 Days Past Due	90 Days or Greater	Total Past Due	Current	Total
Commercial						
Commercial construction	$ 50	$ —	$ 1	$ 51	$ 2,753	$ 2,804
Owner occupied commercial mortgage	29	5	25	59	14,414	14,473
Non-owner occupied commercial mortgage	76	144	11	231	9,671	9,902
Commercial and industrial	173	26	53	252	23,853	24,105
Leases	59	17	16	92	2,079	2,171
Total commercial	387	192	106	685	52,770	53,455
Consumer						
Residential mortgage	73	16	52	141	13,168	13,309
Revolving mortgage	9	3	8	20	1,931	1,951
Consumer auto	7	1	1	9	1,405	1,414
Consumer other	4	2	3	9	643	652
Total consumer	93	22	64	179	17,147	17,326
Total loans and leases	$ 480	$ 214	$ 170	$ 864	$ 69,917	$ 70,781

The amortized cost by class of loans and leases on nonaccrual status, and loans and leases greater than 90 days past due and still accruing at December 31, 2023 and 2022 are presented below.

Loans on Non-Accrual Status [1] [2]

dollars in millions	December 31, 2023		December 31, 2022	
	Non-Accrual Loans	Loans > 90 Days and Accruing	Non-Accrual Loans	Loans > 90 Days and Accruing
Commercial				
Commercial construction	$ 2	$ 1	$ 48	$ —
Owner occupied commercial mortgage	61	8	41	2
Non-owner occupied commercial mortgage	354	38	228	—
Commercial and industrial	193	56	184	41
Leases	31	7	28	7
Total commercial	641	110	529	50
Consumer				
Residential mortgage	96	1	75	10
Revolving mortgage	20	—	18	—
Consumer auto	5	—	4	—
Consumer other	1	3	1	3
Total consumer	122	4	98	13
SVB				
Global fund banking	—	—	—	—
Investor dependent - early stage	37	2	—	—
Investor dependent - growth stage	37	—	—	—
Innovation C&I and cash flow dependent	43	—	—	—
Private Bank	30	3	—	—
CRE	58	—	—	—
Other	1	4	—	—
Total SVB	206	9	—	—
Total loans and leases	$ 969	$ 123	$ 627	$ 63

[1] Accrued interest that was reversed when the loan went to nonaccrual status was $10 million for the year ended December 31, 2023 and $4 million for the year ended December 31, 2022.

[2] Nonaccrual loans for which there was no related ALLL totaled $138 million at December 31, 2023 and $63 million at December 31, 2022.

OREO and repossessed assets were $62 million as of December 31, 2023 and $47 million as of December 31, 2022.

Credit Quality Indicators

Loans and leases are monitored for credit quality on a recurring basis. Commercial loans and leases and consumer loans have different credit quality indicators as a result of the unique characteristics of the loan classes being evaluated. The credit quality indicators for commercial loans and leases are developed through a review of individual borrowers on an ongoing basis. Commercial loans are evaluated periodically with more frequent evaluations done on criticized loans. The indicators as of the date presented are based on the most recent assessment performed and are defined below:

Pass – A pass rated asset is not adversely classified because it does not display any of the characteristics for adverse classification.

Special mention – A special mention asset has potential weaknesses which deserve management's close attention. If left uncorrected, such potential weaknesses may result in deterioration of the repayment prospects or collateral position at some future date. Special mention assets are not adversely classified and do not warrant adverse classification.

Substandard – A substandard asset is inadequately protected by the current net worth and paying capacity of the borrower or of the collateral pledged, if any. Assets classified as substandard generally have a well-defined weakness, or weaknesses, that jeopardize the liquidation of the debt. These assets are characterized by the distinct possibility of loss if the deficiencies are not corrected.

Doubtful – An asset classified as doubtful has all the weaknesses inherent in an asset classified substandard with the added characteristic that the weaknesses make collection or liquidation in full highly questionable and improbable on the basis of currently existing facts, conditions and values.

Loss – Assets classified as loss are considered uncollectible and of such little value it is inappropriate to be carried as an asset. This classification is not necessarily equivalent to any potential for recovery or salvage value, but rather it is not appropriate to defer a full charge-off even though partial recovery may be affected in the future.

Ungraded – Ungraded loans represent loans not included in the individual credit grading process due to their relatively small balances or borrower type. The majority of ungraded loans at December 31, 2023 and 2022, relate to business credit cards. Business credit card loans are subject to automatic charge-off when they become 120 days past due in the same manner as unsecured consumer lines of credit.

The credit quality indicator for consumer loans is based on delinquency status of the borrower as of the date presented. As the borrower becomes more delinquent, the likelihood of loss increases. An exemption is applied to government guaranteed loans as the principal repayments are insured by the Federal Housing Administration and U.S. Department of Veterans Affairs and thus remain on accrual status regardless of delinquency status.

The following tables summarize the commercial and SVB loans disaggregated by year of origination and by risk rating. The consumer loan delinquency status by year of origination is also presented below. The tables reflect the amortized cost of the loans and include PCD loans.

Commercial Loans - Risk Classifications by Class

					December 31, 2023				
Risk Classification:			**Term Loans by Origination Year**				**Revolving**	**Revolving Converted to Term Loans**	**Total**
dollars in millions	**2023**	**2022**	**2021**	**2020**	**2019**	**2018 & Prior**			
Commercial construction									
Pass	$ 1,011	$ 1,318	$ 589	$ 219	$ 52	$ 55	$ 36	$ —	$ 3,280
Special Mention	—	—	2	49	46	—	—	—	97
Substandard	—	47	5	31	—	5	—	—	88
Doubtful	—	—	—	—	—	—	—	—	—
Ungraded	—	—	—	—	—	—	—	—	—
Total commercial construction	1,011	1,365	596	299	98	60	36	—	3,465
Owner occupied commercial mortgage									
Pass	2,439	2,840	3,087	2,708	1,579	2,099	177	—	14,929
Special Mention	31	17	24	27	43	70	1	—	213
Substandard	8	54	95	63	41	155	9	—	425
Doubtful	—	—	—	—	—	—	—	—	—
Ungraded	—	—	—	—	—	—	—	—	—
Total owner occupied commercial mortgage	2,478	2,911	3,206	2,798	1,663	2,324	187	—	15,567
Non-owner occupied commercial mortgage									
Pass	2,631	2,526	1,641	1,391	883	1,181	43	—	10,296
Special Mention	8	41	33	88	168	73	9	—	420
Substandard	1	36	17	114	311	276	—	—	755
Doubtful	—	—	—	—	41	28	—	—	69
Ungraded	—	—	—	—	—	—	—	—	—
Total non-owner occupied commercial mortgage	2,640	2,603	1,691	1,593	1,403	1,558	52	—	11,540
Commercial and industrial									
Pass	8,069	4,573	2,945	1,395	879	937	6,033	19	24,850
Special Mention	105	134	144	89	69	21	194	—	756
Substandard	92	219	133	209	126	248	243	2	1,272
Doubtful	2	19	5	—	12	20	13	—	71
Ungraded	—	—	—	—	—	—	123	—	123
Total commercial and industrial	8,268	4,945	3,227	1,693	1,086	1,226	6,606	21	27,072
Leases									
Pass	732	499	290	209	91	35	—	—	1,856
Special Mention	18	22	20	7	4	1	—	—	72
Substandard	28	32	21	19	6	8	—	—	114
Doubtful	3	4	3	1	1	—	—	—	12
Ungraded	—	—	—	—	—	—	—	—	—
Total leases	781	557	334	236	102	44	—	—	2,054
Total commercial	$ 15,178	$ 12,381	$ 9,054	$ 6,619	$ 4,352	$ 5,212	$ 6,881	$ 21	$ 59,698

SVB - Risk Classifications by Class

	December 31, 2023								
Risk Classification:	**Term Loans by Origination Year**						**Revolving**	**Revolving Converted to Term Loans**	
dollars in millions	**2023**	**2022**	**2021**	**2020**	**2019**	**2018 & Prior**			**Total**
Global fund banking									
Pass	$ 453	$ 202	$ 40	$ 36	$ 14	$ 3	$ 24,702	$ 66	$ 25,516
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	7	9	3	—	—	18	—	37
Doubtful	—	—	—	—	—	—	—	—	—
Ungraded	—	—	—	—	—	—	—	—	—
Total global fund banking	453	209	49	39	14	3	24,720	66	25,553
Investor dependent - early stage									
Pass	421	453	85	4	1	—	99	2	1,065
Special Mention	8	14	1	—	—	—	—	—	23
Substandard	40	138	51	3	—	—	51	—	283
Doubtful	12	12	3	—	—	1	4	—	32
Ungraded	—	—	—	—	—	—	—	—	—
Total investor dependent - early stage	481	617	140	7	1	1	154	2	1,403
Investor dependent - growth stage									
Pass	1,034	967	217	25	8	2	198	5	2,456
Special Mention	6	25	—	—	—	—	—	—	31
Substandard	66	192	83	7	1	—	27	—	376
Doubtful	—	12	20	—	—	—	2	—	34
Ungraded	—	—	—	—	—	—	—	—	—
Total investor dependent - growth stage	1,106	1,196	320	32	9	2	227	5	2,897
Innovation C&I and cash flow dependent									
Pass	2,370	2,238	833	293	80	44	2,598	—	8,456
Special Mention	99	103	36	66	—	—	92	—	396
Substandard	51	185	254	76	25	—	175	—	766
Doubtful	—	—	—	—	—	10	30	—	40
Ungraded	—	—	—	—	—	—	—	—	—
Total innovation C&I and cash flow dependent	2,520	2,526	1,123	435	105	54	2,895	—	9,658
Private bank									
Pass	1,247	2,273	2,148	1,361	750	1,114	830	10	9,733
Special Mention	5	2	1	—	1	7	7	—	23
Substandard	10	—	3	5	3	37	5	2	65
Doubtful	—	—	—	—	1	—	—	—	1
Ungraded	—	—	—	—	—	—	—	—	—
Total private bank	1,262	2,275	2,152	1,366	755	1,158	842	12	9,822
CRE									
Pass	506	458	257	168	195	801	51	5	2,441
Special Mention	—	6	7	10	3	23	—	—	49
Substandard	—	14	16	10	57	57	—	—	154
Doubtful	—	—	2	13	26	11	2	—	54
Ungraded	—	—	—	—	—	—	—	—	—
Total CRE	506	478	282	201	281	892	53	5	2,698
Other									
Pass	458	625	438	251	176	377	435	42	2,802
Special Mention	—	11	12	32	—	—	—	—	55
Substandard	—	52	8	8	4	31	21	1	125
Doubtful	—	—	—	—	—	—	—	—	—
Ungraded	—	—	—	—	—	—	—	—	—
Total Other	458	688	458	291	180	408	456	43	2,982
Total SVB	$ 6,786	$ 7,989	$ 4,524	$ 2,371	$ 1,345	$ 2,518	$ 29,347	$ 133	$ 55,013

Consumer Loans - Delinquency Status by Class

	December 31, 2023								
Days Past Due:	**Term Loans by Origination Year**							**Revolving Converted to Term Loans**	
dollars in millions	**2023**	**2022**	**2021**	**2020**	**2019**	**2018 & Prior**	**Revolving**		**Total**
Residential mortgage									
Current	$ 2,047	$ 3,522	$ 3,488	$ 1,895	$ 694	$ 2,571	$ 8	$ —	$ 14,225
30-59 days	4	13	14	6	7	74	—	—	118
60-89 days	1	1	3	2	1	15	—	—	23
90 days or greater	1	4	1	4	1	45	—	—	56
Total residential mortgage	2,053	3,540	3,506	1,907	703	2,705	8	—	14,422
Revolving mortgage									
Current	—	—	—	—	—	—	1,903	76	1,979
30-59 days	—	—	—	—	—	—	10	4	14
60-89 days	—	—	—	—	—	—	1	2	3
90 days or greater	—	—	—	—	—	—	6	5	11
Total revolving mortgage	—	—	—	—	—	—	1,920	87	2,007
Consumer auto									
Current	525	427	261	131	56	28	—	—	1,428
30-59 days	1	3	2	1	1	1	—	—	9
60-89 days	1	1	1	—	—	—	—	—	3
90 days or greater	—	1	1	—	—	—	—	—	2
Total consumer auto	527	432	265	132	57	29	—	—	1,442
Consumer other									
Current	158	103	52	8	4	16	367	—	708
30-59 days	1	1	—	—	—	—	3	—	5
60-89 days	—	—	—	—	—	1	2	—	3
90 days or greater	—	—	—	—	—	2	2	—	4
Total consumer other	159	104	52	8	4	19	374	—	720
Total consumer	$ 2,739	$ 4,076	$ 3,823	$ 2,047	$ 764	$ 2,753	$ 2,302	$ 87	$ 18,591

The following tables represent current credit quality indicators by origination year as of December 31, 2022:

Commercial Loans - Risk Classifications by Class

December 31, 2022

Risk Classification:	Term Loans by Origination Year						Revolving	Revolving Converted to Term Loans	Total
dollars in millions	2022	2021	2020	2019	2018	2017 & Prior	Revolving		Total
Commercial construction									
Pass	$ 1,140	$ 759	$ 511	$ 157	$ 27	$ 75	$ 42	$ —	$ 2,711
Special Mention	4	—	18	18	—	—	—	—	40
Substandard	2	—	—	43	—	5	—	—	50
Doubtful	—	—	—	3	—	—	—	—	3
Ungraded	—	—	—	—	—	—	—	—	—
Total commercial construction	1,146	759	529	221	27	80	42	—	2,804
Owner occupied commercial mortgage									
Pass	2,773	3,328	2,966	1,825	1,048	1,867	177	—	13,984
Special Mention	33	14	32	33	18	49	2	—	181
Substandard	24	47	41	28	47	114	6	—	307
Doubtful	—	—	—	—	—	1	—	—	1
Ungraded	—	—	—	—	—	—	—	—	—
Total owner occupied commercial mortgage	2,830	3,389	3,039	1,886	1,113	2,031	185	—	14,473
Non-owner occupied commercial mortgage									
Pass	2,501	1,658	1,794	1,397	680	933	48	—	9,011
Special Mention	—	1	69	38	35	10	1	—	154
Substandard	3	11	68	324	58	236	—	—	700
Doubtful	—	—	—	17	—	20	—	—	37
Ungraded	—	—	—	—	—	—	—	—	—
Total non-owner occupied commercial mortgage	2,504	1,670	1,931	1,776	773	1,199	49	—	9,902
Commercial and industrial									
Pass	7,695	4,145	2,035	1,533	872	845	5,252	29	22,406
Special Mention	87	153	79	63	52	23	40	—	497
Substandard	106	117	194	132	166	145	200	1	1,061
Doubtful	1	4	3	11	6	16	7	—	48
Ungraded	—	—	—	—	—	—	93	—	93
Total commercial and industrial	7,889	4,419	2,311	1,739	1,096	1,029	5,592	30	24,105
Leases									
Pass	718	466	389	216	80	108	—	—	1,977
Special Mention	21	22	17	9	4	—	—	—	73
Substandard	32	32	27	12	7	1	—	—	111
Doubtful	2	3	2	1	1	—	—	—	9
Ungraded	—	—	—	—	—	1	—	—	1
Total leases	773	523	435	238	92	110	—	—	2,171
Total commercial	$ 15,142	$ 10,760	$ 8,245	$ 5,860	$ 3,101	$ 4,449	$ 5,868	$ 30	$ 53,455

Consumer Loans - Delinquency Status by Class

December 31, 2022

Days Past Due:	Term Loans by Origination Year						Revolving	Revolving Converted to Term Loans	Total
dollars in millions	2022	2021	2020	2019	2018	2017 & Prior	Revolving	Revolving Converted to Term Loans	Total
Residential mortgage									
Current	$ 3,485	$ 3,721	$ 2,097	$ 805	$ 413	$ 2,625	$ 22	$ —	$ 13,168
30-59 days	3	7	6	5	3	49	—	—	73
60-89 days	1	1	2	—	1	11	—	—	16
90 days or greater	—	1	1	2	2	46	—	—	52
Total residential mortgage	3,489	3,730	2,106	812	419	2,731	22	—	13,309
Revolving mortgage									
Current	—	—	—	—	—	—	1,839	92	1,931
30-59 days	—	—	—	—	—	—	5	4	9
60-89 days	—	—	—	—	—	—	2	1	3
90 days or greater	—	—	—	—	—	—	5	3	8
Total revolving mortgage	—	—	—	—	—	—	1,851	100	1,951
Consumer auto									
Current	599	398	216	111	59	22	—	—	1,405
30-59 days	1	2	2	1	1	—	—	—	7
60-89 days	—	1	—	—	—	—	—	—	1
90 days or greater	—	1	—	—	—	—	—	—	1
Total consumer auto	600	402	218	112	60	22	—	—	1,414
Consumer other									
Current	160	82	13	6	2	19	361	—	643
30-59 days	—	—	—	—	—	1	3	—	4
60-89 days	—	—	—	—	—	1	1	—	2
90 days or greater	—	—	—	—	—	1	2	—	3
Total consumer other	160	82	13	6	2	22	367	—	652
Total consumer	$ 4,249	$ 4,214	$ 2,337	$ 930	$ 481	$ 2,775	$ 2,240	$ 100	$ 17,326

Gross Charge-offs

Gross charge-off vintage disclosures by origination year and loan class are summarized in the following table for the year ended December 31, 2023:

Gross Charge-offs

| dollars in millions | Year Ended December 31, 2023 | | | | | | | | |
| | Term Loans by Origination Year | | | | | | Revolving | Revolving Converted to Term Loans | Total |
	2023	2022	2021	2020	2019	2018 & Prior			
Commercial									
Owner occupied commercial mortgage	$ —	$ —	$ —	$ —	$ —	$ —	$ 1	$ —	$ 1
Non-owner occupied commercial mortgage	—	—	—	—	64	21	—	—	85
Commercial and industrial	25	73	30	9	15	15	49	1	217
Leases	2	10	7	3	2	1	—	—	25
Total commercial	27	83	37	12	81	37	50	1	328
Consumer									
Residential mortgage	—	—	—	—	—	2	—	—	2
Consumer auto	1	1	1	1	—	—	—	—	4
Consumer other	7	1	1	—	—	—	13	—	22
Total consumer	8	2	2	1	—	2	13	—	28
SVB									
Investor dependent - early stage	2	30	29	3	—	—	11	—	75
Investor dependent - growth stage	22	37	25	12	—	—	1	—	97
Innovation C&I and cash flow dependent	6	—	—	—	—	—	18	—	24
CRE	—	—	—	—	2	—	—	—	2
Other	6	17	10	44	—	1	6	—	84
Total SVB	36	84	64	59	2	1	36	—	282
Total loans and leases	$ 71	$ 169	$ 103	$ 72	$ 83	$ 40	$ 99	$ 1	$ 638

Loan Modifications for Borrowers Experiencing Financial Difficulties

On January 1, 2023, we adopted ASU 2022-02 as further discussed in Note 1—Significant Accounting Policies and Basis of Presentation. The Modification Disclosures required by ASU 2022-02 are included below.

As part of BancShares' ongoing credit risk management practices, BancShares attempts to work with borrowers when necessary to extend or modify loan terms to better align with the borrowers' current ability to repay. BancShares' modifications granted to debtors experiencing financial difficulties typically take the form of term extensions, interest rate reductions, other-than-insignificant payment delays, principal forgiveness, or a combination thereof. Modifications are made in accordance with internal policies and guidelines to conform to regulatory guidance.

The following tables present loan modifications made to debtors experiencing financial difficulty, disaggregated by class and type of loan modification. The tables also include the weighted average term extensions, as well as the modification total relative to the total period-end amortized cost basis of loans in the respective loan class.

Loan Modifications Made to Borrowers Experiencing Financial Difficulty (year ended December 31, 2023)

dollars in millions

	Term Extension [1]		Other Than Insignificant Payment Delay		Interest Rate Reduction	
	Amortized Cost	Weighted Average Term Extension (Months)	Amortized Cost	Weighted Average Payment Delay (Months)	Amortized Cost	Weighted Average Interest Rate Reduction
Commercial						
Commercial construction	$ 4	9	$ —	—	$ —	— %
Owner occupied commercial mortgage	17	17	—	—	2	3.62
Non-owner occupied commercial mortgage	240	12	—	—	—	—
Commercial and industrial	102	20	9	7	—	—
Leases	—	16	—	—	—	—
Total commercial	363	14	9	7	2	3.62
Consumer						
Residential mortgage	7	90	—	—	—	1.63
Revolving mortgage	2	60	—	—	—	1.74
Consumer auto	—	24	—	—	—	—
Consumer other	—	55	—	—	—	9.65
Total consumer	9	84	—	—	—	4.44
SVB						
Investor dependent - early stage	3	4	17	5	—	—
Investor dependent - growth stage	8	9	28	5	—	—
Innovation C&I and cash flow dependent	72	4	—	—	—	—
Private Bank	4	11	—	—	—	—
CRE	14	9	—	—	—	—
Other	4	6	1	6	—	—
Total SVB	105	6	46	5	—	—
Total loans and leases	$ 477	14	$ 55	6	$ 2	3.83 %

[1] Term extensions include modifications in which the balloon principal payment was deferred to a later date or the loan amortization period was extended.

Loan Modifications Made to Borrowers Experiencing Financial Difficulty (continued)

dollars in millions

	Term Extension[1] and Interest Rate Reduction			Term Extension[1] and Other Than Insignificant Payment Delay			Other than Insignificant Payment Delay and Interest Rate Reduction		
	Amortized Cost	Weighted Average Term Extension (Months)	Weighted Average Interest Rate Reduction	Amortized Cost	Weighted Average Term Extension (Months)	Weighted Average Payment Delay (Months)	Amortized Cost	Weighted Average Payment Delay (Months)	Weighted Average Interest Rate Reduction
Commercial									
Commercial construction	$ —	—	— %	$ —	—	—	$ —	—	— %
Owner occupied commercial mortgage	—	36	2.00	—	—	—	—	—	—
Non-owner occupied commercial mortgage	40	12	3.00	—	—	—	—	—	—
Commercial and industrial	5	26	2.04	—	28	16	—	—	—
Leases	—	—	—	—	—	—	—	—	—
Total commercial	45	13	2.90	—	28	16	—	—	—
Consumer				—			—		
Residential mortgage	3	62	3.31	—	—	—	3	6	5.25
Revolving mortgage	1	57	2.92	—	—	—	—	—	—
Consumer auto	—	31	0.69	—	—	—	—	—	—
Consumer other	—	36	0.25	—	—	—	—	—	—
Total consumer	4	61	3.20	—	—	—	3	6	5.25
SVB									
Investor dependent - early stage	—	—	—	—	6	6	—	—	—
Investor dependent - growth stage	—	—	—	—	—	—	—	—	—
Innovation C&I and cash flow dependent	—	—	—	7	7	5	—	—	—
Private Bank	—	—	—	—	—	—	—	—	—
CRE	—	—	—	—	—	—	—	—	—
Other	—	—	—	—	17	17	—	—	—
Total SVB	—	—	—	7	7	6	—	—	—
Total loans and leases	$ 49	18	2.93 %	$ 7	8	6	$ 3	6	5.25 %

dollars in millions

	Term Extension[1], Interest Rate Reduction, and Other than Insignificant Payment Delay				Total	
	Amortized Cost	Weighted Average Term Extension (Months)	Weighted Average Interest Rate Reduction	Weighted Average Payment Delay (Months)	Amortized Cost	Total as a % of Loan and Lease Class
Commercial						
Commercial construction	$ —	—	— %	—	$ 4	0.11 %
Owner occupied commercial mortgage	—	—	—	—	19	0.12
Non-owner occupied commercial mortgage	—	—	—	—	280	2.43
Commercial and industrial	—	—	—	—	116	0.43
Leases	—	—	—	—	—	—
Total commercial	—	—	—	—	419	0.70
Consumer			—			
Residential mortgage	—	—	—	—	13	0.10
Revolving mortgage	—	—	—	—	3	0.13
Consumer auto	—	—	—	—	—	0.01
Consumer other	—	—	—	—	—	0.03
Total consumer	—	—	—	—	16	0.09
SVB						
Investor dependent - early stage	6	12	1.00	6	26	1.88
Investor dependent - growth stage	—	—	—	—	36	1.24
Innovation C&I and cash flow dependent	—	—	—	—	79	0.81
Private Bank	—	—	—	—	4	0.04
CRE	—	—	—	—	14	0.53
Other	—	—	—	—	5	0.16
Total SVB	6	12	1.00	6	164	0.30
Total loans and leases	$ 6	12	1.00 %	6	$ 599	0.45 %

[1] Term extensions include modifications in which the balloon principal payment was deferred to a later date or the loan amortization period was extended

Borrowers experiencing financial difficulties are typically identified in our credit risk management process before loan modifications occur. An assessment of whether a borrower is experiencing financial difficulty is reassessed or performed on the date of a modification. Since the effect of most modifications made to borrowers experiencing financial difficulty is already included in the ALLL because of the measurement methodologies used to estimate the ALLL, a change to the ALLL is generally not recorded upon modification. Upon BancShares' determination that a modified loan (or portion of a loan) has subsequently been deemed uncollectible, the loan (or a portion of the loan) is charged off.

At December 31, 2023, there were $50 million of modified loans which defaulted subsequent to modification. Of this amount, $37 million related to one borrower within the Innovation C&I and cash flow dependent loan class.

The following tables present the amortized cost and performance of modified loans to borrowers experiencing financial difficulties. The period of delinquency is based on the number of days the scheduled payment is contractually past due.

Modified Loans Payment Status (year ended December 31, 2023)

dollars in millions	Current		30–59 Days Past Due		60–89 Days Past Due		90 days or greater Past Due		Total	
Commercial										
Commercial construction	$	4	$	—	$	—	$	—	$	4
Owner occupied commercial mortgage		17		1		—		1		19
Non-owner occupied commercial mortgage		280		—		—		—		280
Commercial and industrial		114		—		1		1		116
Total commercial		415		1		1		2		419
Consumer										
Residential mortgage		11		—		1		1		13
Revolving mortgage		3		—		—		—		3
Total consumer		14		—		1		1		16
SVB										
Investor dependent - early stage		22		—		—		4		26
Investor dependent - growth stage		36		—		—		—		36
Innovation C&I and cash flow dependent		39		—		—		40		79
Private Bank		4		—		—		—		4
CRE		14		—		—		—		14
Other		2		3		—		—		5
Total SVB		117		3		—		44		164
Total loans and leases	$	546	$	4	$	2	$	47	$	599

At December 31, 2023, there were $13 million of commitments to lend additional funds to debtors experiencing financial difficulty for which the terms of the loan were modified.

TDRs Prior to Adoption of ASU 2022-02

The following includes TDR disclosures for historical periods prior to adoption of ASU 2022-02 as further discussed in Note 1—Significant Accounting Policies and Basis of Presentation.

The following table presents amortized cost of TDRs:

TDRs

dollars in millions	December 31, 2022					
	Accruing		**Non-Accruing**		**Total**	
Commercial						
Commercial construction	$	2	$	1	$	3
Owner occupied commercial mortgage		46		9		55
Non-owner occupied commercial mortgage		24		30		54
Commercial and industrial		26		8		34
Leases		—		1		1
Total commercial		98		49		147
Consumer						
Residential mortgage		33		17		50
Revolving mortgage		17		5		22
Consumer auto		2		—		2
Consumer other		—		—		—
Total consumer		52		22		74
Total TDRs	$	150	$	71	$	221

The following table summarizes the loan restructurings during the year ended December 31, 2022 and 2021 that were designated as TDRs. BancShares defined payment default as movement of the TDR to nonaccrual status that was generally 90 days past due, in foreclosure or charge-off, whichever occurred first.

Restructurings

dollars in millions (except for number of loans)	Year Ended December 31,					
	2022			**2021**		
	Number of Loans	**Amortized Cost at Period End**		**Number of Loans**	**Amortized Cost at Period End**	
Loans and leases						
Interest only	17	$	39	20	$	18
Loan term extension	128		26	129		16
Below market rates	86		9	177		20
Discharge from bankruptcy	106		5	128		10
Total	337	$	79	454	$	64

There were $1.5 million commitments to lend additional funds to borrowers whose loan terms were modified in TDRs as of December 31, 2022.

After a loan was determined to be a TDR, BancShares continued to track its performance under its most recent restructured terms. TDRs that subsequently defaulted during the year ended December 31, 2022 and 2021, and were classified as TDRs during the applicable 12-month period preceding December 31, 2022 and 2021 were as follows:

TDR Defaults

dollars in millions	December 31, 2022		December 31, 2021	
TDR Defaults	$	6	$	8

Loans Pledged

The following table provides information regarding loans pledged as collateral for borrowing capacity through the FHLB of Atlanta, the FRB and FDIC as of December 31, 2023 and 2022.

Loans Pledged

dollars in millions	December 31, 2023	December 31, 2022
FHLB of Atlanta		
Lendable collateral value of pledged non-PCD loans	$ 15,072	$ 14,918
Less: Advances	—	4,250
Less: Letters of Credit	1,450	1,450
Available borrowing capacity	$ 13,622	$ 9,218
Pledged non-PCD loans (contractual balance)	$ 25,370	$ 23,491
FRB		
Lendable collateral value of pledged non-PCD loans	$ 5,115	$ 4,203
Less: Advances	—	—
Available borrowing capacity	$ 5,115	$ 4,203
Pledged non-PCD loans (contractual balance)	$ 6,273	$ 5,697
FDIC		
Lendable collateral value of pledged loans	$ 51,179	$ —
Less: Advances	—	—
Less: Purchase Money Note	36,072	—
Available borrowing capacity	$ 15,107	$ —
Pledged loans (contractual balance)	$ 51,179	$ —

As a member of the FHLB, FCB can access financing based on an evaluation of its creditworthiness, statement of financial position, size and eligibility of collateral. FCB may at any time grant a security interest in, sell, convey or otherwise dispose of any of the assets used for collateral, provided that FCB is in compliance with the collateral maintenance requirement immediately following such disposition.

Under borrowing arrangements with the FRB of Richmond, BancShares has access to the FRB Discount Window on a secured basis. There were no outstanding borrowings with the FRB Discount Window at December 31, 2023 or 2022.

In connection with the SVBB Acquisition, FCB and the FDIC entered into financing agreements, including the five-year Purchase Money Note of approximately $36.07 billion, and the Advance Facility Agreement, providing total advances available through March 27, 2025 of up to $70 billion. Refer to Note 2—Business Combinations for further discussion of these agreements and related collateral requirements and limits on usage.

NOTE 5 — ALLOWANCE FOR LOAN AND LEASE LOSSES

The ALLL is reported as a separate line item on the Consolidated Balance Sheets, while the reserve for off-balance sheet credit exposure is included in other liabilities, presented in Note 15—Other Liabilities. The provision or benefit for credit losses related to (i) loans and leases (ii) off-balance sheet credit exposure, and (iii) investment securities available for sale is reported in the Consolidated Statements of Income as provision or benefit for credit losses.

The Initial PCD ALLL for the SVBB Acquisition and the CIT Merger were established through a PCD Gross-Up and there were no corresponding increases to the provision for credit losses. The PCD Gross-Ups are discussed further in Note 1—Significant Accounting Policies and Basis of Presentation.

The initial ALLL for Non-PCD loans and leases acquired in the SVBB Acquisition and the CIT Merger were established through corresponding increases to the provision for credit losses (the "day 2 provision for loan and lease losses").

The initial reserve for off-balance sheet credit exposure acquired in the SVBB Acquisition and the CIT Merger were established through a corresponding increase to the provision for off-balance sheet credit exposure (the "day 2 provision for off-balance sheet credit exposure").

The ALLL activity for loans and leases is summarized in the following table.

Allowance for Loan and Lease Losses

dollars in millions	Year Ended December 31, 2023				Year Ended December 31, 2022			
	Commercial	Consumer	SVB	Total	Commercial	Consumer	SVB	Total
Balance at beginning of period	$ 789	$ 133	$ —	$ 922	$ 80	$ 98	$ —	$ 178
Initial PCD ALLL	—	—	220	220	258	14	—	272
Day 2 provision for loan and lease losses	—	—	462	462	432	22	—	454
Provision (benefit) for loan and lease losses	541	27	135	703	101	(4)	—	97
Total provision for loan and lease losses	541	27	597	1,165	533	18	—	551
Charge-offs	(328)	(28)	(282)	(638)	(126)	(20)	—	(146)
Recoveries	44	14	20	78	44	23	—	67
Balance at end of period	$ 1,046	$ 146	$ 555	$ 1,747	$ 789	$ 133	$ —	$ 922

	Year Ended December 31, 2021			
	Commercial	Consumer	SVB	Total
Balance at beginning of period	$ 92	$ 133	$ —	$ 225
Benefit for loan and lease losses	(7)	(30)	—	(37)
Charge-offs	(18)	(18)	—	(36)
Recoveries	13	13	—	26
Balance at end of period	$ 80	$ 98	$ —	$ 178

The following table presents the components of the provision for credit losses:

Provision for Credit Losses

dollars in millions	Year Ended December 31,		
	2023	2022	2021
Day 2 provision for loan and lease losses	$ 462	$ 454	$ —
Provision (benefit) for loan and lease losses	703	97	(37)
Total provision (benefit) for loan and lease losses	1,165	551	(37)
Day 2 provision for off-balance sheet credit exposure	254	59	—
(Benefit) provision for off-balance sheet credit exposure	(44)	35	—
Total provision for off-balance sheet credit exposure	210	94	—
Benefit for investment securities available for sale credit losses	—	—	—
Provision (benefit) for credit losses	$ 1,375	$ 645	$ (37)

NOTE 6 — LEASES

Lessee

BancShares leases primarily include administrative offices and bank locations. Substantially all of our lease liabilities relate to United States real estate leases under operating lease arrangements. Our real estate leases have remaining lease terms of up to 34 years. Our lease terms may include options to extend or terminate the lease, and our operating leases have renewal terms that can extend from 1 to 25 years. The options are included in the lease term when it is determined that it is reasonably certain the option will be exercised.

The following table presents supplemental balance sheet information and remaining weighted average lease terms and discount rates.

Supplemental Lease Information

dollars in millions	Classification	December 31, 2023		December 31, 2022	
Lease assets:					
Operating lease ROU assets	Other assets	$	354	$	345
Finance leases	Premises and equipment		9		7
Total lease assets		$	363	$	352
Lease liabilities:					
Operating leases	Other liabilities	$	396	$	352
Finance leases	Other borrowings		9		7
Total lease liabilities		$	405	$	359
Weighted-average remaining lease terms:					
Operating leases			8.1 years		9.6 years
Finance leases			15.4 years		4.1 years
Weighted-average discount rate:					
Operating leases			2.70 %		2.19 %
Finance leases			3.52		2.34

As of December 31, 2023, there were no leases that have not yet commenced that would have a material impact on BancShares' consolidated financial statements.

The following table presents components of lease cost:

Components of Net Lease Cost

dollars in millions		Year Ended December 31,					
	Classification	2023		2022		2021	
Operating lease cost [1]	Occupancy Expense	$	64	$	58	$	14
Finance lease ROU asset amortization	Equipment expense		2		2		2
Variable lease cost [2]	Occupancy Expense		25		12		3
Sublease income	Occupancy Expense		(3)		(2)		—
Net lease cost [1], [2]		$	88	$	70	$	19

[1] In addition, approximately $34 million and $6 million related to subleases or closures of leased real estate were included in acquisition-related expenses in the Consolidated Statements of Income for the years ended December 31, 2023 and December 31, 2022, respectively.

[2] Includes short-term lease cost, which is not significant.

Operating lease cost is recognized as a single lease cost on a straight-line basis over the lease term.

For finance leases, the ROU asset is amortized straight-line over the lease term as equipment expense and interest on the lease liability is recognized separately; however, interest on the lease liability was less than $1 million per year and is not presented in the table above.

Variable lease cost includes common area maintenance, property taxes, utilities, and other operating expenses related to leased premises recognized in the period in which the expense was incurred. Certain of our lease agreements also include rental payments adjusted periodically for inflation. While lease liabilities are not remeasured because of these changes, these adjustments are treated as variable lease costs and recognized in the period in which the expense is incurred.

Sublease income results from leasing excess building space that BancShares is no longer utilizing under operating leases, which have remaining lease terms of up to 13 years.

The following table presents supplemental cash flow information related to leases:

Supplemental Cash Flow Information

dollars in millions	Year Ended December 31,					
	2023		**2022**		**2021**	
Cash paid for amounts included in the measurement of lease liabilities:						
Operating cash flows from operating leases	$	63	$	54	$	13
Operating cash flows from finance leases		—		—		—
Financing cash flows from finance leases		2		2		2
ROU assets obtained in exchange for new operating lease liabilities [1]		69		19		7
ROU assets obtained in exchange for new finance lease liabilities		4		5		—

[1] *Net of lease modification events, which resulted in a decrease of $11 million in lease liabilities and ROU assets for the year ended December 31, 2023. Reductions for lease modifications were not significant for the year ended December 31, 2022.*

The following table presents lease liability maturities at December 31, 2023:

Maturity of Lease Liabilities

dollars in millions	Operating Leases		Finance Leases		Total	
2024	$	65	$	2	$	67
2025		67		2		69
2026		62		2		64
2027		52		1		53
2028		38		—		38
Thereafter		155		6		161
Total undiscounted lease payments	$	439	$	13	$	452
Difference between undiscounted cash flows and discounted cash flows		43		4		47
Lease liabilities, at present value	$	396	$	9	$	405

Lessor

BancShares leases equipment to commercial end-users under operating lease and finance lease arrangements. The majority of operating lease equipment is long-lived rail equipment, which is typically leased several times over its life. We also lease technology and office equipment, and large and small industrial, medical, and transportation equipment under both operating leases and finance leases.

Our Rail operating leases typically do not include purchase options. Many of our finance leases, and other equipment operating leases, offer the lessee the option to purchase the equipment at fair market value or for a nominal fixed purchase option. Many of the leases that do not have a nominal purchase option include renewal provisions resulting in some leases continuing beyond the initial contractual term. Our leases typically do not include early termination options. Continued rent payments are due if leased equipment is not returned at the end of the lease.

The following table provides the net book value of operating lease equipment (net of accumulated depreciation of $658 million at December 31, 2023 and $296 million at December 31, 2022) by equipment type.

Operating Lease Equipment

dollars in millions	December 31, 2023		December 31, 2022	
Railcars and locomotives [1]	$	7,966	$	7,433
Other equipment		780		723
Total [1]	$	8,746	$	8,156

[1] *Includes off-lease rail equipment of $253 million at December 31, 2023 and $457 million at December 31, 2022.*

The following table presents the components of the finance lease net investment on a discounted basis:

Components of Net Investment in Finance Leases

dollars in millions	December 31, 2023	December 31, 2022
Lease receivables	$ 1,780	$ 1,786
Unguaranteed residual assets	262	317
Total net investment in finance leases	2,042	2,103
Leveraged lease net investment[1]	13	68
Total	$ 2,055	$ 2,171

[1] Leveraged leases are reported net of non-recourse debt of $5 million at December 31, 2023 and $11 million at December 31, 2022. Our leveraged lease arrangements commenced before the ASC 842, Leases, effective date of January 1, 2019, and continue to be reported under the leveraged lease accounting model. ASC 842 eliminated leveraged lease accounting for new leases and for existing leases modified on or after the standard's effective date.

The table that follows presents lease income related to BancShares' operating and finance leases:

Lease Income

dollars in millions	Year Ended December 31,		
	2023	2022	2021
Lease income – Operating leases	$ 895	$ 796	$ —
Variable lease income – Operating leases [1]	76	68	—
Rental income on operating leases	971	864	—
Interest income - Sales type and direct financing leases	171	169	18
Variable lease income included in Other noninterest income [2]	59	51	—
Interest income - Leveraged leases	12	20	—
Total lease income	$ 1,213	$ 1,104	$ 18

[1] Primarily includes per diem railcar operating lease rental income earned on a time or mileage usage basis.

[2] Includes leased equipment property tax reimbursements due from customers of $17 million for the years ended December 31, 2023 and 2022, and revenue related to insurance coverage on leased equipment of $42 million and $33 million for the years ended December 31, 2023 and 2022, respectively. There was no revenue related to property tax reimbursements due from customers or insurance coverage on leased equipment during 2021.

The following tables present lease payments due on non-cancellable operating leases and lease receivables due on finance leases at December 31, 2023. Excluded from these tables are variable lease payments, including rentals calculated based on asset usage levels, rentals from future renewal and re-leasing activity, and expected sales proceeds from remarketing equipment at lease expiration, all of which are components of lease profitability.

Maturity Analysis of Operating Lease Payments

dollars in millions	
2024	$ 786
2025	609
2026	449
2027	316
2028	189
Thereafter	408
Total	$ 2,757

Maturity Analysis of Lease Receivable Payments - Sales Type and Direct Financing Leases

dollars in millions	
2024	$ 793
2025	579
2026	360
2027	198
2028	79
Thereafter	26
Total undiscounted lease receivables	$ 2,035
Difference between undiscounted cash flows and discounted cash flows	255
Lease receivables, at present value	$ 1,780

NOTE 7 — PREMISES AND EQUIPMENT

Major classifications of premises and equipment at December 31, 2023 and 2022 are summarized as follows:

dollars in millions	Useful Life (years)	2023	2022
Land	indefinite	$ 403	$ 352
Premises and leasehold improvements	3 - 30	1,609	1,458
Furniture, equipment and software	3 - 15	1,260	840
Total		3,272	2,650
Less accumulated depreciation and amortization		1,395	1,194
Premises and equipment, net		$ 1,877	$ 1,456

Depreciation and amortization expense was $225 million, $142 million, and $107 million for the years ended December 31, 2023, 2022 and 2021, respectively.

NOTE 8 — GOODWILL AND CORE DEPOSIT INTANGIBLES

Goodwill
BancShares applied the acquisition method of accounting for the SVBB Acquisition and the CIT Merger. The fair value of the net assets acquired and core deposit intangibles exceeded the purchase prices for both acquisitions. Consequently, there was a gain on acquisition (and no goodwill) as discussed further in Note 2—Business Combinations.

BancShares had goodwill of $346 million at December 31, 2023 and 2022 that relates to business combinations completed prior to the SVBB Acquisition and the CIT Merger. All of the goodwill relates to the General Banking goodwill reporting unit.

BancShares' evaluates goodwill for impairment during the Annual Goodwill Impairment Test, or more frequently if events occur or circumstances change that may trigger a decline in the value of the reporting unit or otherwise indicate that a potential impairment exists. There was no goodwill impairment during the years ended December 31, 2023, 2022, or 2021.

Core Deposit Intangibles
Core deposit intangibles represent the estimated fair value of core deposits and other customer relationships acquired. Core deposit intangibles are being amortized over their estimated useful life. The following tables summarize the activity for core deposit intangibles during the year ended December 31, 2023 and 2022:

Core Deposit Intangibles

dollars in millions	2023	2022
Balance at January 1, net of accumulated amortization	$ 140	$ 19
Core deposit intangibles related to the SVBB Acquisition	230	—
Core deposit intangibles related to the CIT Merger	—	143
Amortization for the period	(58)	(22)
Balance at December 31, net of accumulated amortization	$ 312	$ 140

The following tables summarize the accumulated amortization balance for core deposit intangibles at December 31, 2023 and 2022:

Core Deposit Intangible Accumulated Amortization

dollars in millions	December 31, 2023		December 31, 2022	
Gross balance	$	501	$	271
Accumulated amortization		(189)		(131)
Balance, net of accumulated amortization	$	312	$	140

The following table summarizes the expected amortization expense as of December 31, 2023 in subsequent periods for core deposit intangibles:

Core Deposit Intangible Expected Amortization

dollars in millions		
2024	$	63
2025		54
2026		46
2027		39
2028		34
Thereafter		76
Balance, net of accumulated amortization	$	312

Intangible Liability

An intangible liability of $52 million was recorded in other liabilities for net below market lessor lease contract rental rates related to the rail portfolio as a result of the CIT Merger. This lease intangible is being amortized on a straight-line basis over the lease term, thereby increasing rental income (a component of noninterest income) over the remaining term of the lease agreements.

The following tables summarize the activity for the intangible liability during the year ended December 31, 2023 and 2022:

Intangible Liability

dollars in millions	2023		2022	
Balance at January 1	$	36	$	—
Acquired in CIT Merger		—		52
Amortization		(12)		(16)
Balance at December 31, net of accumulated amortization	$	24	$	36

The following tables summarize the accumulated amortization balance for the intangible liability at December 31, 2023 and 2022:

Intangible Liability Accumulated Amortization

dollars in millions	December 31, 2023		December 31, 2022	
Gross balance	$	52	$	52
Accumulated amortization		(28)		(16)
Balance, net of accumulated amortization	$	24	$	36

The following table summarizes the expected amortization as of December 31, 2023 in subsequent periods for the intangible liability:

Intangible Liability

dollars in millions		
2024	$	6
2025		4
2026		3
2027		2
2028		2
Thereafter		7
Total	$	24

NOTE 9 — MORTGAGE SERVICING RIGHTS

BancShares originates certain residential mortgages loans to sell in the secondary market. BancShares' portfolio of residential mortgage loans serviced for third parties was approximately $3.45 billion and $3.69 billion at December 31, 2023 and 2022, respectively. For certain loans, the originated loans are sold to third parties on a non-recourse basis with servicing rights retained. The retained servicing rights are recorded as a servicing asset and are reported in other assets. The associated amortization expense and any changes in the valuation allowance recognized were included as a reduction of mortgage income. MSRs are initially recorded at fair value and then carried at the lower of amortized cost or fair value.

Contractually specified mortgage servicing fees, late fees and ancillary fees earned are reported in mortgage income and were $9 million, $10 million, and $9 million for the year ended December 31, 2023, 2022 and 2021 respectively.

The following table presents changes in the servicing asset during the year ended December 31, 2023, 2022 and 2021:

Servicing Asset

dollars in millions	Year Ended December 31,					
	2023		2022		2021	
Beginning balance	$	25	$	23	$	18
Servicing rights originated		4		4		11
Servicing rights obtained in CIT Merger		—		3		—
Amortization		(4)		(6)		(9)
Valuation allowance benefit		—		1		3
Ending balance	$	25	$	25	$	23

The following table presents the activity in the servicing asset valuation allowance:

Servicing Asset Valuation Allowance

dollars in millions	Year Ended December 31,					
	2023		2022		2021	
Beginning balance	$	—	$	1	$	4
Valuation allowance benefit		—		(1)		(3)
Ending balance	$	—	$	—	$	1

MSRs valuations are performed using a pooling methodology where loans with similar risk characteristics are grouped together and evaluated using discounted cash flows to estimate the present value of future earnings. Key economic assumptions used to value MSRs were as follows:

MSRs Valuation Assumptions

	December 31, 2023	December 31, 2022
Discount rate	10.20 %	9.62 %
Weighted average constant prepayment rate	7.66 %	6.76 %
Weighted average cost to service a loan	$ 80	$ 81

The fair value of MSRs are sensitive to changes in assumptions and is determined by estimating the present value of the asset's future cash flows by utilizing discount rates, prepayment rates, and other inputs. The discount rates applied to the cash flows in the valuation of MSRs are market-based and provided on a pretax basis. The prepayment rate is derived from dynamic modeling, which is compared to actual prepayment rates annually for reasonableness. The average cost to service a loan is based on the number of loans serviced and the total costs to service the loans.

NOTE 10 — VARIABLE INTEREST ENTITIES

Variable Interest Entities
Described below are the results of BancShares' assessment of its variable interests in order to determine its current status with regard to being the VIE primary beneficiary. Refer to Note 1—Significant Accounting Policies and Basis of Presentation for additional information on accounting for VIEs and investments in qualified housing projects.

Consolidated VIEs
At December 31, 2023 and 2022, there were no consolidated VIEs.

Unconsolidated VIEs
Unconsolidated VIEs include limited partnership interests and joint ventures where BancShares' involvement is limited to an investor interest and BancShares does not have the power to direct the activities of the VIE that most significantly impact the VIE's economic performance or obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE.

The table below provides a summary of the assets and liabilities included on the Consolidated Balance Sheets associated with unconsolidated VIEs. The table also presents our maximum exposure to loss which consists of outstanding book basis and unfunded commitments for future investments, and represents potential losses that would be incurred under hypothetical circumstances, such that the value of BancShares' interests and any associated collateral declines to zero and assuming no recovery. BancShares believes the possibility is remote under this hypothetical scenario; accordingly, this disclosure is not an indication of expected loss. As disclosed in Note 2—Business Combinations, the following tables as of December 31, 2023 include VIEs acquired in the SVBB Acquisition.

Unconsolidated VIEs Carrying Value

dollars in millions	December 31, 2023	December 31, 2022
Affordable housing tax credit investments	$ 1,887	$ 598
Other tax credit equity investments	3	5
Total tax credit equity investments	$ 1,890	$ 603
Other unconsolidated investments	162	159
Total assets (maximum loss exposure) [2]	$ 2,052	$ 762
Liabilities for commitments to tax credit investments [3]	$ 947	$ 295

[1] These investments provide tax benefits to investors in the form of tax deductions from operating losses and tax credits. During 2023, 2022, and 2021, BancShares recorded $169 million, $60 million, and $22 million, respectively, in tax provisions under the proportional amortization method. During 2023, 2022, and 2021, BancShares recognized total tax benefits of $176 million, $77 million, and $26 million, which included tax credits of $157 million, $60 million, and $22 million, respectively, recorded in income taxes. See Note 1 – Significant Accounting Policies and Basis of Presentation for additional information.

[2] Included in other assets.

[3] Represents commitments to invest in qualified affordable housing investments and other investments qualifying for community reinvestment tax credits. These commitments are payable on demand and are included in other liabilities.

NOTE 11 — OTHER ASSETS

The following table includes the components of other assets. The increases from December 31, 2022 primarily reflect other assets associated with the SVBB Acquisition, as described in Note 2—Business Combinations.

Other Assets

dollars in millions	December 31, 2023	December 31, 2022
Affordable housing tax credit and other unconsolidated investments [1]	$ 2,052	$ 762
Accrued interest receivable	832	329
Fair value of derivative financial instruments	640	159
Pension assets	474	343
Right of use assets for operating leases, net	354	345
Income tax receivable	209	275
Counterparty receivables	114	98
Bank-owned life insurance	105	586
Nonmarketable equity securities	103	58
Other real estate owned	58	47
Mortgage servicing rights	25	25
Federal Home Loan Bank stock	20	197
Other [2]	871	1,145
Total other assets	$ 5,857	$ 4,369

[1] Refer to Note 10—Variable Interest Entities for additional information.
[2] The balance at December 31, 2022 included $607 million related to bank-owned life insurance policies that were terminated, but not cash-settled. These items cash-settled during 2023.

NOTE 12 — DEPOSITS

The following table provides detail on deposit types. Refer to Note 2—Business Combinations for discussion of the deposits assumed in the SVBB Acquisition.

Deposit Types

dollars in millions	December 31, 2023	December 31, 2022
Noninterest-bearing demand	$ 39,799	$ 24,922
Checking with interest	23,754	16,202
Money market	30,616	21,040
Savings	35,258	16,834
Time	16,427	10,410
Total deposits	$ 145,854	$ 89,408

At December 31, 2023, the scheduled maturities of time deposits were:

Deposit Maturities

dollars in millions

Twelve months ended December 31,		
2024	$	15,175
2025		1,126
2026		74
2027		34
2028		18
Thereafter		—
Total time deposits	$	16,427

Time deposits with a denomination of $250,000 or more were $4.16 billion and $2.22 billion at December 31, 2023 and 2022, respectively.

NOTE 13 — BORROWINGS

Short-term Borrowings

Short-term borrowings at December 31, 2023 and 2022 include:

dollars in millions	December 31, 2023		December 31, 2022	
Securities sold under customer repurchase agreements	$	485	$	436
Notes payable to FHLB of Atlanta at overnight SOFR plus spreads ranging from 0.19% to 0.20%.		—		1,750
Total short-term borrowings	$	485	$	2,186

Securities Sold under Agreements to Repurchase

BancShares held $485 million and $436 million at December 31, 2023 and 2022, respectively, of securities sold under agreements to repurchase that have overnight contractual maturities and are collateralized by government agency securities.

BancShares utilizes securities sold under agreements to repurchase to facilitate the needs for collateralization of commercial customers and secure wholesale funding needs. Repurchase agreements are transactions whereby BancShares offers to sell to a counterparty an undivided interest in an eligible security at an agreed upon purchase price, and which obligates BancShares to repurchase the security at an agreed upon date, repurchase price and interest rate. These agreements are recorded at the amount of cash received in connection with the transactions and are reflected as securities sold under customer repurchase agreements.

BancShares monitors collateral levels on a continuous basis and maintains records of each transaction specifically describing the applicable security and the counterparty's fractional interest in that security, and segregates the security from general assets in accordance with regulations governing custodial holdings of securities. The primary risk with repurchase agreements is market risk associated with the investments securing the transactions, as additional collateral may be required based on fair value changes of the underlying investments. Securities pledged as collateral under repurchase agreements are maintained with safekeeping agents. The carrying value of investment securities pledged as collateral under repurchase agreements was $502 million and $496 million at December 31, 2023 and 2022, respectively.

Long-term Borrowings

Long-term borrowings at December 31, 2023 and 2022 include:

Long-term Borrowings

dollars in millions	Maturity	December 31, 2023	December 31, 2022
Parent Company:			
Subordinated:			
Fixed-to-Floating subordinated notes at 3.375%	March 2030	$ 350	$ 350
Junior subordinated debentures at 3-month LIBOR plus 2.25% (FCB/SC Capital Trust II) [2]	June 2034	20	20
Junior subordinated debentures at 3-month LIBOR plus 1.75% (FCB/NC Capital Trust III)	June 2036	—	88
Subsidiaries:			
Senior:			
Senior unsecured fixed-to-floating rate notes at 3.929%	June 2024	—	500
Senior unsecured fixed-to-floating rate notes at 2.969%	September 2025	316	315
Fixed senior unsecured notes at 6.00%	April 2036	51	51
Subordinated:			
Fixed subordinated notes at 6.125%	March 2028	404	400
Fixed-to-Fixed subordinated notes at 4.125%	November 2029	100	100
Junior subordinated debentures at 3-month LIBOR plus 2.80% (Macon Capital Trust I)	March 2034	—	14
Junior subordinated debentures at 3-month LIBOR plus 2.85% (SCB Capital Trust I) [2]	April 2034	10	10
Secured:			
Notes payable to FHLB of Atlanta at overnight SOFR plus spreads ranging from 0.24% to 0.34%	Maturities through September 2025	—	2,500
Purchase Money Note to FDIC fixed at 3.50% [1]	March 2028	36,072	—
Other secured financings	Maturities through January 2024	—	18
Capital lease obligations	Maturities through May 2057	9	7
Unamortized issuance costs		—	(1)
Unamortized purchase accounting adjustments		(163)	87
Total long-term borrowings		$ 37,169	$ 4,459

[1] Issued in connection with the SVBB Acquisition and secured by collateral as discussed below and in Note 2—Business Combinations.
[2] As of December 31, 2023, debt holders had received notice of the debt calls, but funds to settle the calls had not been disbursed.

Contractual maturities of long-term borrowings (borrowings with original maturities of more than one year) at December 31, 2023 are included in the following table.

Long-term Borrowings Maturities

dollars in millions

Year Ended December 31, [1]	
2024	$ (34)
2025	282
2026	(38)
2027	(37)
2028	36,461
Thereafter	535
Total long-term borrowings	$ 37,169

[1] Amounts in this table include amortization and accretion of purchase accounting adjustments based on the scheduled periods of recognition.

Pledged Assets

Refer to the Loans Pledged section in Note 4—Loans and Leases for information on loans pledged as collateral to secure borrowings.

NOTE 14 — DERIVATIVE FINANCIAL INSTRUMENTS

Our derivatives that are designated as hedging instruments include interest rate swaps that we utilize to manage our interest rate exposure on certain fixed-rate borrowings included on our Consolidated Balances Sheets.

Our derivatives not designated as hedging instruments mainly include interest rate and foreign exchange contracts that our customers utilize to manage their risk management needs. We typically manage our exposure to these customer derivatives by entering into offsetting or "back-to-back" interest rate and foreign exchange contracts with third-party dealers.

Derivative instruments that are cleared through certain central counterparty clearing houses are settled-to-market and reported net of collateral positions as further discussed in Note 1—Significant Accounting Policies and Basis of Presentation.

The following table presents notional amounts and fair values of derivative financial instruments:

Notional Amount and Fair Value of Derivative Financial Instruments

dollars in millions	December 31, 2023			December 31, 2022		
	Notional Amount	Asset Fair Value	Liability Fair Value	Notional Amount	Asset Fair Value	Liability Fair Value
Derivatives designated as hedging instruments (Qualifying hedges)						
Interest rate contracts – fair value hedges [1] [4]	$ 815	$ —	$ —	$ —	$ —	$ —
Derivatives not designated as hedging instruments (Non-qualifying hedges)						
Interest rate contracts [1] [4]	$ 24,548	$ 530	$ (518)	$ 18,173	$ 158	$ (482)
Foreign exchange contracts [2]	9,142	104	(117)	125	1	(4)
Other contracts [3]	983	6	(1)	507	—	—
Total derivatives not designated as hedging instruments	$ 34,673	640	(636)	$ 18,805	159	(486)
Gross derivatives fair values presented in the Consolidated Balance Sheets		640	(636)		159	(486)
Less: Gross amounts offset in the Consolidated Balance Sheets		—	—		—	—
Net amount presented in other assets and other liabilities in the Consolidated Balance Sheets		640	(636)		159	(486)
Less: Amounts subject to master netting agreements [5]		(97)	97		(13)	13
Less: Cash collateral pledged (received) subject to master netting agreements [6]		(405)	39		(124)	—
Total net derivative fair value		$ 138	$ (500)		$ 22	$ (473)

[1] Fair value balances include accrued interest.

[2] The foreign exchange contracts exclude foreign exchange spot contracts. The notional and net fair value amounts of these contracts were $179 million and $0 million, respectively, as of December 31, 2023, and $0 million for both notional and net fair value amounts as of December 31, 2022.

[3] Other derivative contracts not designated as hedging instruments include risk participation agreements and equity warrants.

[4] BancShares accounts for swap contracts cleared by the Chicago Mercantile Exchange and LCH Clearnet as "settled-to-market." As a result, variation margin payments are characterized as settlement of the derivative exposure and variation margin balances are netted against the corresponding derivative mark-to-market balances. Gross amounts of recognized assets and liabilities were lowered by $66 million and $37 million, respectively, at December 31, 2023 which includes $4 million and $0 million relating to qualifying hedges, respectively. Gross amounts of recognized assets and liabilities were lowered by $376 million and $19 million, respectively at December 31, 2022.

[5] BancShares' derivative transactions are governed by International Swaps and Derivatives Association ("ISDA") agreements that allow for net settlements of certain payments as well as offsetting of all contracts with a given counterparty in the event of bankruptcy or default of one of the two parties to the transaction. BancShares believes its ISDA agreements meet the definition of a master netting arrangement or similar agreement for purposes of the above disclosure.

[6] In conjunction with the ISDA agreements described above, BancShares has entered into collateral arrangements with its counterparties, which provide for the exchange of cash depending on the change in the market valuation of the derivative contracts outstanding. Such collateral is available to be applied in settlement of the net balances upon an event of default of one of the counterparties. Collateral pledged or received is included in other assets or deposits, respectively.

Qualifying Hedges

The following table represents the impact of fair value hedges on the Consolidated Statements of Income.

Gains (Losses) on Qualifying Hedges

dollars in millions		Year Ended December 31,		
	Amounts Recognized	2023	2022	2021
Recognized on derivatives	Interest expense - borrowings	$ 4	$ —	$ —
Recognized on hedged item	Interest expense - borrowings	(5)	—	—
Total qualifying hedges - income statement impact		$ (1)	$ —	$ —

The following table presents the carrying value of hedged items and associated cumulative hedging adjustment related to fair value hedges.

dollars in millions	Carrying Value of Hedged Items	Cumulative Fair Value Hedging Adjustment Included in the Carrying Value of Hedged Items	
		Currently Designated	No Longer Designated
December 31, 2023			
Long-term borrowings	$ 879	$ 5	$ —
December 31, 2022			
Long-term borrowings	$ —	$ —	$ —

Non-Qualifying Hedges

The following table presents gains of non-qualifying hedges recognized on the Consolidated Statements of Income.

Gains (Losses) on Non-Qualifying Hedges

dollars in millions		Year Ended December 31,		
	Amounts Recognized	2023	2022	2021
Interest rate contracts	Other noninterest income	$ 32	$ 12	$ —
Foreign currency forward contracts	Other noninterest income	(8)	20	—
Other contracts	Other noninterest income	1	1	—
Total non-qualifying hedges - income statement impact		$ 25	$ 33	$ —

For further information on derivatives, refer to Note 1—Significant Accounting Policies and Basis of Presentation and Note 16—Fair Value.

NOTE 15 — OTHER LIABILITIES

The following table includes the components of other liabilities. Refer to Note 2—Business Combinations for discussion of the other liabilities assumed in the SVBB Acquisition.

Other Liabilities

dollars in millions	December 31, 2023	December 31, 2022
Deferred taxes [(1)]	$ 3,579	$ 286
Commitments to fund tax credit investments	947	295
Incentive plan liabilities	676	267
Fair value of derivative financial instruments	636	486
Accrued expenses and accounts payable	397	275
Lease liabilities	396	352
Reserve for off-balance sheet credit exposure	316	106
Accrued interest payable	137	57
Other	822	464
Total other liabilities	$ 7,906	$ 2,588

[(1)] Components of the deferred tax liability are detailed in Note 21 - Income Taxes.

NOTE 16 — FAIR VALUE

Fair Value Hierarchy

BancShares measures certain financial assets and liabilities at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP also establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three levels.

Assets and liabilities are recorded at fair value according to a fair value hierarchy comprised of three levels. The levels are based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. The level within the fair value hierarchy for an asset or liability is based on the lowest level of input significant to the fair value measurement with Level 1 inputs considered highest and Level 3 inputs considered lowest. A brief description of each input level follows:

- Level 1 inputs are quoted prices in active markets for identical assets and liabilities.
- Level 2 inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active and inputs other than quoted prices observable for the assets or liabilities and market corroborated inputs.
- Level 3 inputs are unobservable inputs for the asset or liability. These unobservable inputs and assumptions reflect the estimates market participants would use in pricing the asset or liability.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table summarizes BancShares' assets and liabilities measured at estimated fair value on a recurring basis:

Assets and Liabilities Measured at Fair Value - Recurring Basis

dollars in millions	December 31, 2023							
	Total		Level 1		Level 2		Level 3	
Assets								
Investment securities available for sale								
U.S. Treasury	$	10,508	$	—	$	10,508	$	—
Government agency		117		—		117		—
Residential mortgage-backed securities		6,686		—		6,686		—
Commercial mortgage-backed securities		2,131		—		2,131		—
Corporate bonds		482		—		325		157
Municipal bonds		12		—		12		—
Total investment securities available for sale	$	19,936	$	—	$	19,779	$	157
Marketable equity securities		84		36		48		—
Loans held for sale		38		—		38		—
Derivative assets [1]								
Interest rate contracts — qualifying hedges	$	—	$	—	$	—	$	—
Interest rate contracts — non-qualifying hedges	$	530	$	—	$	529	$	1
Foreign exchange contracts — non-qualifying hedges		104		—		104		—
Other derivative contracts — non-qualifying hedges		6		—		—		6
Total non-qualifying hedge assets	$	640	$	—	$	633	$	7
Total derivative assets	$	640	$	—	$	633	$	7
Liabilities								
Derivative liabilities [1]								
Interest rate contracts — qualifying hedges	$	—	$	—	$	—	$	—
Interest rate contracts — non-qualifying hedges	$	518	$	—	$	518	$	—
Foreign exchange contracts — non-qualifying hedges		117		—		117		—
Other derivative contracts — non-qualifying hedges		1		—		—		1
Total non-qualifying hedge liabilities	$	636	$	—	$	635	$	1
Total derivative liabilities	$	636	$	—	$	635	$	1

	December 31, 2022							
	Total		Level 1		Level 2		Level 3	
Assets								
Investment securities available for sale								
U.S. Treasury	$	1,898	$	—	$	1,898	$	—
Government agency		162		—		162		—
Residential mortgage-backed securities		4,795		—		4,795		—
Commercial mortgage-backed securities		1,604		—		1,604		—
Corporate bonds		536		—		362		174
Total investment securities available for sale	$	8,995	$	—	$	8,821	$	174
Marketable equity securities		95		32		63		—
Loans held for sale		4		—		4		—
Derivative assets [1]								
Interest rate contracts — non-qualifying hedges	$	158	$	—	$	158	$	—
Foreign exchange contracts — non-qualifying hedges		1		—		1		—
Total derivative assets	$	159	$	—	$	159	$	—
Liabilities								
Derivative liabilities [1]								
Interest rate contracts — non-qualifying hedges	$	482	$	—	$	482	$	—
Foreign exchange contracts — non-qualifying hedges		4		—		4		—
Total derivative liabilities	$	486	$	—	$	486	$	—

[1] Derivative fair values include accrued interest.

The methods and assumptions used to estimate the fair value of each class of financial instruments measured at fair value on a recurring basis are as follows:

Investment securities available for sale. The fair value of U.S. Treasury, government agency, mortgage-backed securities, municipal bonds, and a portion of the corporate bonds are generally estimated using a third-party pricing service. To obtain an understanding of the processes and methodologies used, management reviews correspondence from the third-party pricing service. Management also performs a price variance analysis process to corroborate the reasonableness of prices. The third-party provider evaluates securities based on comparable investments with trades and market data and will utilize pricing models which use a variety of inputs, such as benchmark yields, reported trades, issuer spreads, benchmark securities, bids and offers as needed. These securities are generally classified as Level 2. The remaining corporate bonds held are generally measured at fair value based on indicative bids from broker-dealers using inputs that are not directly observable. These securities are classified as Level 3.

Marketable equity securities. Equity securities are measured at fair value using observable closing prices. The valuation also considers the amount of market activity by examining the trade volume of each security. Equity securities are classified as Level 1 if they are traded in an active market and as Level 2 if the observable closing price is from a less than active market.

Loans held for sale. Certain residential real estate loans originated for sale to investors are carried at fair value based on quoted market prices for similar types of loans. Accordingly, the inputs used to calculate fair value of originated residential real estate loans held for sale are considered Level 2 inputs.

Derivative Assets and Liabilities. Derivatives were valued using models that incorporate inputs depending on the type of derivative. Other than the fair value of equity warrants and credit derivatives, which were estimated using Level 3 inputs, most derivative instruments were valued using Level 2 inputs based on observed pricing for similar assets and liabilities and model-based valuation techniques for which all significant assumptions are observable in the market. See Note 14—Derivative Financial Instruments for notional amounts and fair values.

The following tables summarize information about significant unobservable inputs related to BancShares' categories of Level 3 financial assets and liabilities measured on a recurring basis:

Quantitative Information About Level 3 Fair Value Measurements - Recurring Basis

dollars in millions

Financial Instrument	Estimated Fair Value		Valuation Technique(s)	Significant Unobservable Inputs
December 31, 2023				
Assets				
Corporate bonds	$	157	Indicative bid provided by broker	Multiple factors, including but not limited to, current operations, financial condition, cash flows, and recently executed financing transactions related to the issuer.
Interest rate & other derivative — non-qualifying hedges	$	7	Internal valuation model	Multiple factors, including but not limited to, private company valuation, illiquidity discount, and estimated life of the instrument.
Liabilities				
Interest rate & other derivative — non-qualifying hedges	$	1	Internal valuation model	Not material
December 31, 2022				
Assets				
Corporate bonds	$	174	Indicative bid provided by broker	Multiple factors, including but not limited to, current operations, financial condition, cash flows, and recently executed financing transactions related to the issuer.

The following table summarizes the changes in estimated fair value for all assets and liabilities measured at estimated fair value on a recurring basis using significant unobservable inputs (Level 3):

Changes in Estimated Fair Value of Level 3 Financial Assets and Liabilities - Recurring Basis

dollars in millions	Year Ended December 31, 2023			Year Ended December 31, 2022	
	Corporate Bonds	Other Derivative Assets — Non-Qualifying	Other Derivative Liabilities — Non-Qualifying	Corporate Bonds	Other Derivative Liabilities — Non-Qualifying
Beginning balance	$ 174	$ —	$ —	$ 207	$ —
Purchases	—	6	—	—	1
Changes in FV included in earnings	—	1	—	—	(1)
Changes in FV included in comprehensive income	(8)	—	—	(19)	—
Transfers in	—	—	1	—	—
Transfers out	—	—	—	(14)	—
Maturity and settlements	(9)	—	—	—	—
Ending balance	$ 157	$ 7	$ 1	$ 174	$ —

Fair Value Option

The following table summarizes the difference between the aggregate fair value and the UPB for residential mortgage loans originated for sale measured at fair value as of December 31, 2023 and 2022:

Aggregate Fair Value and UPB - Residential Mortgage Loans

dollars in millions	December 31, 2023		
	Fair Value	Unpaid Principal Balance	Difference
Originated loans held for sale	$ 38	$ 37	$ 1

	December 31, 2022		
	Fair Value	Unpaid Principal Balance	Difference
Originated loans held for sale	$ 4	$ 4	$ —

BancShares has elected the fair value option for residential mortgage loans originated for sale. This election reduces certain timing differences in the Consolidated Statements of Income and better aligns with the management of the portfolio from a business perspective. The changes in fair value were recorded as a component of mortgage income and included $0 million and a loss of $3 million for the year ended December 31, 2023 and 2022, respectively. Interest earned on loans held for sale is recorded within interest income on loans and leases in the Consolidated Statements of Income.

No originated loans held for sale were 90 or more days past due or on nonaccrual status as of December 31, 2023 or 2022.

Assets Measured at Estimated Fair Value on a Non-recurring Basis

Certain assets or liabilities are required to be measured at estimated fair value on a non-recurring basis subsequent to initial recognition. Generally, these adjustments are the result of LOCOM or other impairment accounting. The following table presents carrying value of assets measured at estimated fair value on a non-recurring basis for which gains and losses have been recorded in the periods. The gains and losses reflect amounts recorded for the respective periods, regardless of whether the asset is still held at period end.

Assets Measured at Fair Value - Non-recurring Basis

dollars in millions

	Fair Value Measurements				
	Total	Level 1	Level 2	Level 3	Total Gains (Losses)
December 31, 2023					
Assets held for sale - loans	$ 12	$ —	$ —	$ 12	$ (4)
Loans - collateral dependent loans	265	—	—	265	(131)
Other real estate owned	16	—	—	16	4
Total	$ 293	$ —	$ —	$ 293	$ (131)
December 31, 2022					
Assets held for sale - loans	$ 23	$ —	$ —	$ 23	$ (1)
Loans - collateral dependent loans	149	—	—	149	(24)
Other real estate owned	43	—	—	43	14
Mortgage servicing rights	—	—	—	—	1
Total	$ 215	$ —	$ —	$ 215	$ (10)

Certain other assets are adjusted to their fair value on a non-recurring basis, including certain loans, OREO, and goodwill, which are periodically tested for impairment, and MSRs, which are carried at the lower of amortized cost or market. Most loans held for investment, deposits, and borrowings are not reported at fair value.

The methods and assumptions used to estimate the fair value of each class of financial instruments measured at fair value on a non-recurring basis are as follows:

Assets held for sale - loans. Loans held for investment subsequently transferred to held for sale are carried at the LOCOM. When available, the fair values for the transferred loans are based on quoted prices from the purchase commitments for the individual loans being transferred and are considered Level 1 inputs. The fair value of Level 2 assets was primarily estimated based on prices of recent trades of similar assets. For other loans held for sale, the fair value of Level 3 assets was primarily measured under the income approach using the discounted cash flow model based on Level 3 inputs including discount rate or the price of committed trades.

Loans - collateral dependent loans. The population of Level 3 loans measured at fair value on a non-recurring basis includes collateral-dependent loans evaluated individually. Collateral values are determined using appraisals or other third-party value estimates of the subject property discounted based on estimated selling costs, and adjustments for other external factors that may impact the marketability of the collateral.

Other real estate owned. OREO is carried at LOCOM. OREO asset valuations are determined by using appraisals or other third-party value estimates of the subject property with discounts, generally between 6% and 11%, applied for estimated selling costs and other external factors that may impact the marketability of the property. At December 31, 2023 and 2022, the weighted average discount applied was 8.59% and 9.31%, respectively. Changes to the value of the assets between scheduled valuation dates are monitored through continued communication with brokers and monthly reviews by the asset manager assigned to each asset. If there are any significant changes in the market or the subject property, valuations are adjusted or new appraisals are ordered to ensure the reported values reflect the most current information.

Mortgage servicing rights. MSRs are initially recorded at fair value and subsequently carried at the lower of amortized cost or market. Therefore, servicing rights are carried at fair value only when fair value is less than the amortized cost. The fair value of MSRs is determined using a pooling methodology. Similar loans are pooled together and a model which relies on discount rates, estimates of prepayment rates and the weighted average cost to service the loans is used to determine the fair value. The inputs used in the fair value measurement for MSRs are considered Level 3 inputs.

Financial Instruments Fair Value

The table below presents the carrying values and estimated fair values for financial instruments, excluding leases and certain other assets and liabilities for which these disclosures are not required.

Carrying Values and Fair Values of Financial Assets and Liabilities

dollars in millions

| | December 31, 2023 | | | | |
| | Carrying Value | Estimated Fair Value | | | |
		Level 1	Level 2	Level 3	Total
Financial Assets					
Cash and due from banks	$ 908	$ 908	$ —	$ —	$ 908
Interest-earning deposits at banks	33,609	33,609	—	—	33,609
Securities purchased under agreements to resell	473	—	473	—	473
Investment in marketable equity securities	84	36	48	—	84
Investment securities available for sale	19,936	—	19,779	157	19,936
Investment securities held to maturity	9,979	—	8,503	—	8,503
Loans held for sale	73	—	38	35	73
Net loans	129,545	—	1,479	125,217	126,696
Accrued interest receivable	832	—	832	—	832
Federal Home Loan Bank stock	20	—	20	—	20
Mortgage servicing rights	25	—	—	42	42
Derivative assets - qualifying hedges	—	—	—	—	—
Derivative assets - non-qualifying hedges	640	—	633	7	640
Financial Liabilities					
Deposits with no stated maturity	129,427	—	129,427	—	129,427
Time deposits	16,427	—	16,416	—	16,416
Credit balances of factoring clients	1,089	—	—	1,089	1,089
Securities sold under customer repurchase agreements	485	—	485	—	485
Long-term borrowings	37,160	—	36,816	—	36,816
Accrued interest payable	137	—	137	—	137
Derivative liabilities - qualifying hedges	—	—	—	—	—
Derivative liabilities - non-qualifying hedges	636	—	635	1	636

| | December 31, 2022 | | | | |
| | Carrying Value | Estimated Fair Value | | | |
		Level 1	Level 2	Level 3	Total
Financial Assets					
Cash and due from banks	$ 518	$ 518	$ —	$ —	$ 518
Interest-earning deposits at banks	5,025	5,025	—	—	5,025
Investment in marketable equity securities	95	32	63	—	95
Investment securities available for sale	8,995	—	8,821	174	8,995
Investment securities held to maturity	10,279	—	8,795	—	8,795
Loans held for sale	52	—	4	45	49
Net loans	67,720	—	1,679	62,633	64,312
Accrued interest receivable	329	—	329	—	329
Federal Home Loan Bank stock	197	—	197	—	197
Mortgage servicing rights	25	—	—	47	47
Derivative assets - non-qualifying hedges	159	—	159	—	159
Financial Liabilities					
Deposits with no stated maturity	78,798	—	78,798	—	78,798
Time deposits	10,610	—	10,504	—	10,504
Credit balances of factoring clients	995	—	—	995	995
Securities sold under customer repurchase agreements	436	—	436	—	436
Other short-term borrowings	1,750	—	1,750	—	1,750
Long-term borrowings	4,452	—	4,312	18	4,330
Accrued interest payable	57	—	57	—	57
Derivative liabilities - non-qualifying hedges	486	—	486	—	486

The methods and assumptions used to estimate the fair value of each class of financial instruments not discussed elsewhere are as follows:

Interest-earning Deposits at Banks. The carrying value of interest-earning deposits at banks approximates its fair value due to its short-term nature. The balance at December 31, 2023 included $211 million as a required minimum deposit under the Advanced Facility Agreement.

Net loans. The carrying value of net loans is net of the ALLL. Loans are generally valued by discounting expected cash flows using market inputs with adjustments based on cohort level assumptions for certain loan types as well as internally developed estimates at a business segment level. Due to the significance of the unobservable market inputs and assumptions, as well as the absence of a liquid secondary market for most loans, these loans are classified as Level 3. Certain loans are measured based on observable market prices sourced from external data providers and classified as Level 2. Nonaccrual loans are written down and reported at their estimated recovery value which approximates their fair value and classified as Level 3.

Securities Purchased Under Agreement to Resell. The fair value of securities purchased under agreement to resell equal the carrying value due to the short term nature, generally overnight, and therefore present an insignificant risk of change in fair value due to changes in market interest rate, and classified as Level 2.

Investment securities held to maturity. BancShares' portfolio of held to maturity debt securities consists of mortgage-backed securities issued by government agencies and government sponsored entities, U.S. Treasury notes, unsecured bonds issued by government agencies and government sponsored entities, and securities issued by the Supranational Entities and Multilateral Development Banks. We primarily use prices obtained from pricing services to determine the fair value of securities, which are Level 2 inputs.

FHLB stock. The carrying amount of FHLB stock is a reasonable estimate of fair value, as these securities are not readily marketable and are evaluated for impairment based on the ultimate recoverability of the par value. BancShares considers positive and negative evidence, including the profitability and asset quality of the issuer, dividend payment history and recent redemption experience, when determining the ultimate recoverability of the par value. BancShares investment in FHLB stock is ultimately recoverable at par. The inputs used in the fair value measurement for the FHLB stock are considered Level 2 inputs.

Deposits. The estimated fair value of deposits with no stated maturity, such as demand deposit accounts, money market accounts, and savings accounts was the amount payable on demand at the reporting date. The fair value of time deposits was estimated based on a discounted cash flow technique using Level 2 inputs appropriate to the contractual maturity.

Credit balances of factoring clients. The impact of the time value of money from the unobservable discount rate for credit balances of factoring clients is inconsequential due to the short term nature of these balances, therefore, the fair value approximated carrying value, and the credit balances were classified as Level 3.

Short-term borrowed funds. Includes repurchase agreements and certain other short-term borrowings. The fair value approximates carrying value and are classified as Level 2.

Long-term borrowings. For certain long-term senior and subordinated unsecured borrowings, the fair values are sourced from a third-party pricing service. The fair values of other long-term borrowings are determined by discounting future cash flows using current interest rates for similar financial instruments. The inputs used in the fair value measurement for FHLB borrowings, senior and subordinated debentures, and other borrowings are classified as Level 2. The fair values of other secured borrowings are estimated based on unobservable inputs and therefore classified as Level 3.

For all other financial assets and financial liabilities, the carrying value is a reasonable estimate of the fair value as of December 31, 2023 and 2022. The carrying value and fair value for these assets and liabilities are equivalent because they are relatively short-term in nature and there is no interest rate or credit risk that would cause the fair value to differ from the carrying value. Cash and due from banks, and interest-earning deposits at banks, are classified on the fair value hierarchy as Level 1. Accrued interest receivable and accrued interest payable are classified as Level 2.

NOTE 17 — STOCKHOLDERS' EQUITY

A roll forward of common stock activity is presented in the following table:

Number of Shares of Common Stock

| | December 31, 2023 | | December 31, 2022 | |
| | Outstanding | | Outstanding | |
	Class A	Class B	Class A	Class B
Common stock - beginning of period	13,501,017	1,005,185	8,811,220	1,005,185
Common stock issuance - CIT Merger	—	—	6,140,010	—
Restricted stock units vested, net of shares held to cover taxes	13,916	—	49,787	—
Shares purchased under authorized repurchase plan	—	—	(1,500,000)	—
Common stock - end of period	13,514,933	1,005,185	13,501,017	1,005,185

Common Stock

The Parent Company has Class A Common Stock and Class B Common stock. Class A Common Stock have one vote per share, while shares of Class B common stock have 16 votes per share.

Restricted Stock Units

Refer to Note 22—Employee Benefit Plans for discussion of the BancShares RSUs.

Non-Cumulative Perpetual Preferred Stock

BancShares has Series A, Series B, and Series C preferred stock.

On March 12, 2020, BancShares issued and sold an aggregate of 13,800,000 depositary shares, each representing a 1/40th interest in a share of 5.375% non-cumulative perpetual preferred stock, series A preferred stock (equivalent to $1,000 per share of the Series A preferred stock) for a total of $345 million.

CIT Series A and CIT Series B preferred stock automatically converted into the right to receive one share of BancShares Series B preferred stock and BancShares Series C preferred stock, respectively.

The following table summarizes BancShares' non-cumulative perpetual preferred stock.

Preferred Stock

dollars in millions, except per share and par value data

Preferred Stock	Issuance Date	Earliest Redemption Date	Par Value	Shares Authorized, Issued and Outstanding	Liquidation Preference Per Share	Total Liquidation Preference	Dividend
Series A	March 12, 2020	March 15, 2025	$ 0.01	345,000	$ 1,000	$ 345	5.375%
Series B [1]	January 3, 2022	January 4, 2027	0.01	325,000	1,000	325	SOFR + 3.972%
Series C	January 3, 2022	January 4, 2027	0.01	8,000,000	25	200	5.625%

[1] *Beginning July 1, 2023, BancShares moved to Term SOFR plus a credit spread adjustment for its Series B Preferred Stock. The final dividend payment based on LIBOR occurred September 15, 2023.*

Dividends on BancShares Series A, B, and C Preferred Stock (together, "BancShares Preferred Stock") will be paid when, as, and if declared by the Board of Directors of the Parent Company, or a duly authorized committee thereof, to the extent that the Parent Company has lawfully available funds to pay dividends. If declared, dividends with respect to the BancShares Preferred Stock will accrue and be payable quarterly in arrears on March 15, June 15, September 15, and December 15 of each year. Dividends on the BancShares Preferred Stock will not be cumulative.

The Parent Company may redeem the BancShares Preferred Stock at its option, and subject to any required regulatory approval, at a redemption price equal to the "Liquidation Preference Per Share" in the table above, plus any declared and unpaid dividends to, but excluding, the redemption date, (i) in whole or in part, from time to time, on any dividend payment date on or after the "Earliest Redemption Date" in the table above, or (ii) in whole but not in part, at any time within 90 days following a regulatory capital treatment event.

Authorized Shares

On April 25, 2023 the Parent Company's stockholders approved amendments to the Restated Certificate of Incorporation to increase the number of authorized shares of the Class A Common Stock from 16,000,000 shares to 32,000,000 shares and to increase the number of authorized shares of the Preferred Stock from 10,000,000 shares to 20,000,000.

NOTE 18 — ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

The following table details the components of Accumulated Other Comprehensive (Loss) Income ("AOCI"):

Components of Accumulated Other Comprehensive (Loss) Income

dollars in millions

	December 31, 2023			December 31, 2022		
	Pretax	Income Taxes	Net of Income Taxes	Pretax	Income Taxes	Net of Income Taxes
Unrealized loss on securities available for sale	$ (752)	$ 175	$ (577)	$ (972)	$ 233	$ (739)
Unrealized loss on securities available for sale transferred to held to maturity	(7)	2	(5)	(8)	2	(6)
Defined benefit pension items	122	(31)	91	13	(3)	10
Total accumulated other comprehensive loss	$ (637)	$ 146	$ (491)	$ (967)	$ 232	$ (735)

The following table details the changes in the components of AOCI, net of income taxes:

Changes in Accumulated Other Comprehensive (Loss) Income by Component

dollars in millions

	Unrealized (loss) gain on securities available for sale	Unrealized (loss) gain on securities available for sale transferred to held to maturity	Net change in defined benefit pension items	Total accumulated other comprehensive (loss) income
Balance as of December 31, 2022	$ (739)	$ (6)	$ 10	$ (735)
AOCI activity before reclassifications	143	—	81	224
Amounts reclassified from AOCI to earnings	19	1	—	20
Other comprehensive (loss) income for the period	162	1	81	244
Balance as of December 31, 2023	$ (577)	$ (5)	$ 91	$ (491)
Balance as of December 31, 2021	$ (9)	$ (7)	$ 26	$ 10
AOCI activity before reclassifications	(730)	—	(25)	(755)
Amounts reclassified from AOCI to earnings	—	1	9	10
Other comprehensive (loss) income for the period	(730)	1	(16)	(745)
Balance as of December 31, 2022	$ (739)	$ (6)	$ 10	$ (735)

Other Comprehensive Income

The amounts included in the Condensed Consolidated Statements of Comprehensive Income are net of income taxes. The following table presents the pretax and after tax components of other comprehensive income:

Other Comprehensive Income (Loss) by Component

dollars in millions	Year Ended December 31,						
	2023			**2022**			
	Pretax	**Income Taxes**	**Net of Income Taxes**	**Pretax**	**Income Taxes**	**Net of Income Taxes**	**Income Statement Line Items**
Unrealized gain (loss) on securities available for sale:							
AOCI activity before reclassifications	$ 194	$ (51)	$ 143	$ (960)	$ 230	$ (730)	
Amounts reclassified from AOCI to earnings	26	(7)	19	—	—	—	$26 million realized loss on sales of investment securities available for sale
Other comprehensive income (loss) on securities available for sale	$ 220	$ (58)	$ 162	$ (960)	$ 230	$ (730)	
Unrealized loss on securities available for sale transferred to held to maturity:							
AOCI activity before reclassifications	$ —	$ —	$ —	$ —	$ —	$ —	
Amounts reclassified from AOCI to earnings	1	—	1	1	—	1	Interest on investment securities
Other comprehensive income on securities available for sale transferred to held to maturity	$ 1	$ —	$ 1	$ 1	$ —	$ 1	
Defined benefit pension items:							
Actuarial gain (loss)	$ 109	$ (28)	$ 81	$ (33)	$ 8	$ (25)	
Amounts reclassified from AOCI to earnings	—	—	—	12	(3)	9	Other noninterest expense
Other comprehensive income (loss) for defined benefit pension items	$ 109	$ (28)	$ 81	$ (21)	$ 5	$ (16)	
Total other comprehensive income (loss)	$ 330	$ (86)	$ 244	$ (980)	$ 235	$ (745)	

NOTE 19 — REGULATORY CAPITAL

BancShares and FCB are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on BancShares' Consolidated Financial Statements. Certain activities, such as the ability to undertake new business initiatives, including acquisitions, the access to and cost of funding for new business initiatives, the ability to pay dividends, the ability to repurchase shares or other capital instruments, the level of deposit insurance costs, and the level and nature of regulatory oversight, largely depend on a financial institution's capital strength.

Federal banking agencies approved regulatory capital guidelines ("Basel III") aimed at strengthening previous capital requirements for banking organizations. The following table includes the Basel III requirements for regulatory capital ratios.

	Basel III Minimums	**Basel III Conservation Buffers**	**Basel III Requirements**
Regulatory capital ratios			
Total risk-based capital	8.00 %	2.50 %	10.50 %
Tier 1 risk-based capital	6.00	2.50	8.50
Common equity Tier 1	4.50	2.50	7.00
Tier 1 leverage	4.00	—	4.00

The FDIC also has Prompt Corrective Action ("PCA") thresholds for regulatory capital ratios. The regulatory capital ratios for BancShares and FCB are calculated in accordance with the guidelines of the federal banking authorities. The regulatory capital ratios for BancShares and FCB exceed the Basel III requirements and the PCA well capitalized thresholds as of December 31, 2023 and 2022 as summarized in the following table.

dollars in millions	Basel III Requirements	PCA well capitalized thresholds	December 31, 2023		December 31, 2022	
			Amount	Ratio	Amount	Ratio
BancShares						
Total risk-based capital	10.50 %	10.00 %	$ 23,891	15.75 %	$ 11,799	13.18 %
Tier 1 risk-based capital	8.50	8.00	21,150	13.94	9,902	11.06
Common equity Tier 1	7.00	6.50	20,270	13.36	9,021	10.08
Tier 1 leverage	4.00	5.00	21,150	9.83	9,902	8.99
FCB						
Total risk-based capital	10.50 %	10.00 %	$ 23,600	15.56 %	$ 11,627	12.99 %
Tier 1 risk-based capital	8.50	8.00	21,227	13.99	10,186	11.38
Common equity Tier 1	7.00	6.50	21,227	13.99	10,186	11.38
Tier 1 leverage	4.00	5.00	21,227	9.88	10,186	9.25

As of December 31, 2023, BancShares and FCB had risk-based capital ratio conservation buffers of 7.75% and 7.56%, respectively, which are in excess of the Basel III conservation buffer of 2.50%. As of December 31, 2022, BancShares and FCB had risk-based capital ratio conservation buffers of 5.06% and 4.99%, respectively. The capital ratio conservation buffers represent the excess of the regulatory capital ratio as of December 31, 2023 and 2022 over the Basel III minimum for the ratio that is the binding constraint.

Additional Tier 1 capital for BancShares includes preferred stock discussed further in Note 17—Stockholders' Equity. Additional Tier 2 capital for BancShares and FCB primarily consists of qualifying ALLL and qualifying subordinated debt.

Dividend Restrictions

Dividends paid from FCB to the Parent Company are the primary source of funds available to the Parent Company for payment of dividends to its stockholders. The Board of Directors of FCB may approve distributions, including dividends, as it deems appropriate, subject to the requirements of the FDIC and the General Statutes of North Carolina, provided that the distributions do not reduce the regulatory capital ratios below the applicable requirements. FCB could have paid additional dividends to the Parent Company in the amount of $8.43 billion while continuing to meet the requirements for well capitalized banks at December 31, 2023. Dividends declared by FCB and paid to the Parent Company amounted to $367 million for the year ended December 31, 2023. Payment of dividends is made at the discretion of FCB's Board of Directors and is contingent upon satisfactory earnings as well as projected capital needs.

NOTE 20 — EARNINGS PER COMMON SHARE

The following table sets forth the computation of the basic and diluted earnings per common share:

Earnings per Common Share

dollars in millions, except per share data	Year Ended December 31,		
	2023	2022	2021
Net income	$ 11,466	$ 1,098	$ 547
Preferred stock dividends	59	50	18
Net income available to common stockholders	$ 11,407	$ 1,048	$ 529
Weighted average common shares outstanding			
Basic shares outstanding	14,527,902	15,531,924	9,816,405
Stock-based awards	11,711	18,020	—
Diluted shares outstanding	14,539,613	15,549,944	9,816,405
Earnings per common share			
Basic	$ 785.14	$ 67.47	$ 53.88
Diluted	$ 784.51	$ 67.40	$ 53.88

BancShares RSUs are discussed in Note 22—Employee Benefit Plans.

NOTE 21 — INCOME TAXES

The provision (benefit) for income taxes for the year ended December 31, 2023, 2022 and 2021 is comprised of the following:

Provision (Benefit) for Income Taxes

dollars in millions

	Year ended December 31		
	2023	**2022**	**2021**
Current U.S. federal income tax provision	$ 400	$ 58	$ 140
Deferred U.S. federal income tax provision / (benefit)	46	170	(6)
Total federal income tax provision	446	228	134
Current state and local income tax provision	372	4	21
Deferred state and local income tax (benefit) / provision	(222)	23	(1)
Total state and local income tax provision	150	27	20
Total non-U.S. income tax provision	15	9	—
Total provision for income taxes	$ 611	$ 264	$ 154

A reconciliation from the U.S. Federal statutory rate to BancShares' actual effective income tax rate for the year ended December 31, 2023, 2022 and 2021 is presented below. Income tax expense (benefit) includes, if applicable, federal, state and foreign taxes.

Percentage of Pretax Income

dollars in millions

	Effective Tax Rate								
	2023			**2022**			**2021**		
	Pretax Income	Income Tax Expense (Benefit)	Percentage of Pretax Income	Pretax Income	Income Tax Expense (Benefit)	Percentage of Pretax Income	Pretax Income	Income Tax Expense (Benefit)	Percentage of Pretax Income
Federal income taxes and rate	$ 12,077	$ 2,536	21.0 %	$ 1,362	$ 286	21.0 %	$ 701	$ 147	21.0 %
Increase (decrease) due to:									
State and local income taxes, net of federal income tax benefit		804	6.7 %		53	3.9 %		16	2.2 %
Gain on acquisition		(2,703)	(22.4)%		(105)	(7.7)%		—	— %
Domestic tax credits		(26)	(0.2)%		(20)	(1.5)%		(5)	(0.7)%
Effect of BOLI surrender[1]		—	— %		48	3.5 %		—	— %
Deferred tax liability adjustment		11	0.1 %		(8)	(0.6)%		—	— %
Difference in tax rates applicable to non-U.S. earnings		1	— %		1	0.1 %		—	— %
Repayment of claim of right income		—	— %		—	— %		(2)	(0.3)%
Valuation allowances		(40)	(0.3)%		(5)	(0.4)%		—	— %
Other		28	0.2 %		14	1.1 %		(2)	(0.2)%
Provision for income taxes and effective tax rate		$ 611	5.1 %		$ 264	19.4 %		$ 154	22.0 %

[1] Includes penalty taxes.

BancShares permanently reinvested eligible earnings of certain foreign subsidiaries and accordingly, does not accrue any U.S. or foreign taxes that would be due if those earnings were repatriated. As of December 31, 2023, this assertion resulted in an unrecognized net deferred tax liability of $18 million on reinvested earnings of $670 million.

The tax effects of temporary differences that give rise to deferred income tax assets and liabilities at December 31, 2023 and 2022 are presented below:

Components of Deferred Income Tax Assets and Liabilities

dollars in millions	2023	2022
Deferred Tax Assets:		
Net operating loss carry forwards	$ 118	$ 358
Basis difference in loans	—	57
Allowance for loan and lease losses	542	252
Accrued liabilities and reserves	104	37
Deferred compensation	152	51
Lease liabilities	115	92
Domestic tax credits	21	176
Mark to market adjustments	21	28
Capitalized costs	75	15
Net unrealized loss on investment securities available for sale	235	275
Other	42	48
Total gross deferred tax assets	1,425	1,389
Deferred Tax Liabilities:		
Operating leases	(1,729)	(1,311)
Basis difference in loans	(2,598)	—
Right of use assets for operating leases	(110)	(86)
Loans and direct financing leases	(260)	(43)
Deferred BOLI gain	—	(15)
Intangibles	(56)	(5)
Nonmarketable equity securities	(14)	(9)
Fixed assets	(17)	(6)
Pension assets	(110)	(54)
Prepaid expenses	(14)	(14)
Market discount accretion	(33)	(35)
Other	(35)	(27)
Total deferred tax liabilities	(4,976)	(1,605)
Total net deferred tax liability before valuation allowances	(3,551)	(216)
Less: valuation allowances	(28)	(70)
Net deferred tax liability after valuation allowances	$ (3,579)	$ (286)

Net Operating Loss Carryforwards and Valuation Adjustments

The SVBB Acquisition was an asset acquisition for tax purposes and is therefore considered a taxable transaction. The DTL of $3.36 billion for the SVBB Acquisition was calculated by applying FCB's deferred tax rate to the book and tax basis differences on the SVBB Acquisition Date for acquired assets and assumed liabilities. Deferred taxes were not recorded for the affordable housing tax credit investments in accordance with the proportional amortization method.

As a result of the CIT Merger, BancShares' net deferred tax liabilities increased by approximately $300 million. That amount included an increase to DTAs primarily from net operating losses, capitalized costs and tax credits net of deferred tax liabilities, primarily from operating leases.

As of December 31, 2023, BancShares has DTAs totaling $118 million on its global net operating losses ("NOLs"). This includes: (1) DTAs of $98 million relating to cumulative state NOLs of $1.73 billion, including amounts of reporting entities that file in multiple jurisdictions, and (2) DTAs of $20 million relating to cumulative non-U.S. NOLs of $85 million. The U.S. federal NOLs were expected to be fully utilized in 2023, while state NOLs will begin to expire in 2024 and non-US NOLs will begin to expire in 2041.

As of December 31, 2023, BancShares has DTAs of $21 million from its domestic tax credits. This includes: (1) DTAs of $16 million from federal tax credits, which are subject to the annual limitations set forth by the Internal Revenue Code Section 382 and (2) DTAs of $5 million from state tax credits. The federal tax credits begin to expire in 2033 and the state tax credits have an indefinite carryforward.

During 2023, management updated BancShares' forecast of future U.S. state taxable income. The updated forecast continues to support a valuation allowance of $28 million on U.S. state DTAs relating to certain state NOLs as of December 31, 2023.

BancShares reduced a valuation allowance against certain non-U.S. reporting entities' net DTAs to an immaterial amount at December 31, 2023 from $3 million at December 31, 2022. The decrease was mainly related to the commencement of the liquidation process for the non-US entities associated with the valuation allowance. BancShares' ability to recognize DTAs is evaluated on a quarterly basis to determine if there are any significant events that would affect our ability to utilize existing DTAs. If events are identified that affect our ability to utilize our DTAs, the respective valuation allowance may be adjusted accordingly.

Liabilities for Unrecognized Tax Benefits

A reconciliation of the beginning and ending amount of unrecognized tax benefits ("UTBs") is as follows:

Unrecognized Tax Benefits [1]

| | December 31, 2023 | | | December 31, 2022 | |
| | Liabilities for Unrecognized Tax Benefits | Interest / Penalties | Total | Total | |
dollars in millions					
Balance at beginning of period	$ 27	$ 3	$ 30	$ 31	
Effect of CIT Merger	—	—	—	6	
Additions for tax positions related to prior years	4	1	5	1	
Reductions for tax positions of prior years	—	—	—	(2)	
Expiration of statutes of limitations	(2)	—	(2)	(1)	
Settlements	(1)	(1)	(2)	(5)	
Balance at end of period	$ 28	$ 3	$ 31	$ 30	

[1] Tabular rollforward does not present the comparable data for 2021, as activity for that year was not material.

BancShares recognizes tax benefits when it is more likely than not that the position will prevail, based solely on the technical merits under the tax law of the relevant jurisdiction. BancShares will recognize the tax benefit if the position meets this recognition threshold determined based on the largest amount of the benefit that is more than likely to be recognized.

During the year ended December 31, 2023, BancShares recorded a net increase in UTBs, including interest and penalties. The net increase primarily related to additions for tax positions related to prior years, partially offset by the expiration of statutes of limitations and settlements.

As of December 31, 2023, the accrued liability for interest and penalties is $3 million. BancShares recognizes accrued interest and penalties on UTBs in income tax expense.

BancShares has UTBs relating to uncertain state tax positions in North Carolina and other state jurisdictions resulting from tax filings submitted to the states. No tax benefit has been recorded for these uncertain tax positions in the consolidated financial statements. It is reasonably possible that these uncertain tax positions may be settled or resolved in the next twelve months. No reasonable estimate of the settlement or resolution can be made.

The entire $31 million of UTBs including interest and penalties at December 31, 2023, would lower BancShares' effective tax rate, if realized. Management believes that it is reasonably possible the total potential liability before interest and penalties may be increased or decreased by $10 million within the next twelve months of the reporting date because of anticipated settlement with taxing authorities, resolution of open tax matters, and the expiration of various statutes of limitations.

Income Tax Audits

BancShares is subject to examinations by the U.S. Internal Revenue Service ("IRS") and other taxing authorities in jurisdictions where BancShares has significant business operations. The tax years under examination vary by jurisdiction. BancShares does not expect completion of those audits to have a material impact on the firm's financial condition, but it may be material to operating results for a particular period, depending, in part, on the operating results for that period.

The table below presents the earliest tax years that remain subject to examination by major jurisdiction.

Jurisdiction	December 31, 2023
U.S. Federal	2020
New York State and City	2015
North Carolina	2019
California	2017
Canada	2016

BancShares and its subsidiaries are subject to examinations by the IRS and other taxing authorities in jurisdictions where BancShares has business operations for years ranging from 2012 through 2023. Management does not anticipate that the completion of these examinations will have a material impact on the firm's financial condition, but it may be material to operating results for a particular period, depending, in part, on the operating results for that period.

NOTE 22 — EMPLOYEE BENEFIT PLANS

BancShares sponsors benefit plans for its qualifying employees and eligible former employees of First-Citizens Bancorporation, Inc. ("Bancorporation") and its former subsidiary, First-Citizens Bank & Trust Company, Inc. ("First-Citizens South"). Bancorporation merged with BancShares, Inc. on October 1, 2014 and First-Citizens South merged with FCB on January 1, 2015.

Certain benefit plans of CIT were assumed by BancShares upon closing of the CIT Merger. CIT sponsored both funded and unfunded noncontributory defined benefit pension and postretirement plans, executive retirement plans, and a 401(k) savings plan covering certain employees as further discussed below.

There were no benefit plans assumed in connection with the SVBB Acquisition.

The benefit plans include noncontributory defined benefit pension plans and 401(k) savings plans, which are qualified under the Internal Revenue Code. BancShares also maintains agreements with certain executives providing supplemental benefits paid upon death or separation from service at an agreed-upon age.

Retirement and Post-Retirement Plans
Pension Plans
BancShares sponsors three qualified noncontributory defined benefit pension plans (the "Pension Plans"), including the First-Citizens Bank & Trust Company and Adopting Related Employers Pension Plan (the "FCB Pension Plan"), the First-Citizens Bank & Trust Company, Inc. Pension Plan (the "First-Citizens South Pension Plan"), and a plan assumed upon completion of the CIT Merger (the "CIT Pension Plan").

BancShares employees who were hired prior to April 1, 2007 and qualified under length of service and other requirements are covered by the FCB Pension Plan, which was closed to new participants as of April 1, 2007. There was no discretionary contribution made to the FCB Pension Plan during 2023 or 2022.

Certain legacy First-Citizens South employees that qualified under length of service and other requirements are covered by the First-Citizens South Pension Plan, which was closed to new participants as of September 1, 2007. There were no discretionary contributions made to the First-Citizens South Pension Plan during 2023 or 2022.

Participants in the FCB Pension Plan and First-Citizens South Pension Plan were fully vested after five years of service. Retirement benefits are based on years of service and highest annual compensation for five consecutive years during the last ten years of employment. BancShares assumed the CIT Pension Plan upon completion of the CIT Merger. There was no discretionary contribution made to the CIT Pension Plan during 2023 or 2022.

BancShares makes contributions to the Pension Plans in amounts between the minimum required for funding and the maximum amount deductible for federal income tax purposes. Management evaluates the need for its contributions to these plans on a periodic basis based upon numerous factors including, but not limited to, funded status, returns on plan assets, discount rates and the current economic environment.

Supplemental and Executive Retirement Plans

Upon completion of the CIT Merger, BancShares assumed a frozen U.S. non-contributory supplemental retirement plan (the "Supplemental Retirement Plan") and an additional retirement plan for certain executives (the "Executive Retirement Plan"), which had been closed to new participants since 2006 and whose participants were all inactive. There were no discretionary contributions made to the Executive Retirement Plan or the Supplemental Retirement Plan in 2023 or 2022. Accumulated balances under the Executive Retirement Plan and the Supplemental Retirement Plan continue to receive periodic interest, subject to certain government limits. The interest credit was 3.9% and 1.9%, respectively, for the years ended December 31, 2023 and 2022.

Postretirement Benefit Plans

Upon completion of the CIT Merger, BancShares assumed four postretirement benefit plans (the "Postretirement Plans") that provided healthcare and life insurance benefits to eligible retired employees. For most eligible retirees, healthcare was contributory and life insurance was non-contributory. The Postretirement Plans were funded on a "pay-as-you-go" basis. Certain Postretirement Plans were terminated during the first quarter of 2022 and BancShares recognized a reduction in other noninterest expense of approximately $27 million during 2022 related to obligations previously accrued.

Funding for Retirement and Postretirement Plans

The funding policy for the Pension Plans is to contribute an amount each year to meet all Employee Retirement Income Security Act ("ERISA") minimum requirements, including amounts to meet quarterly funding requirements, avoid "at-risk" status and avoid any benefit restrictions. BancShares may also contribute additional voluntary amounts each year (up to the maximum tax-deductible amount) in order to achieve certain target funding levels in the plans, with consideration also given to current and future cash flow and tax positions. No contributions are currently expected for the year ending December 31, 2024. The tables and disclosures below address the following: (i) the Pension Plans, the Supplemental Retirement Plan, and the Executive Retirement Plan (the "Retirement Plans") and (ii) the Postretirement Plans (collectively with the Retirement Plans, the "Plans"). The Supplemental and Executive Retirement Plans are unfunded. Therefore, the tables and disclosures below regarding plan assets apply to the Pension Plans, which are funded.

Obligations and Funded Status

The following table provides the changes in benefit obligations, assets and the funded status of the Plans at December 31, 2023 and 2022.

Obligations and Funded Status

(dollars in millions)	Retirement Plans 2023	Retirement Plans 2022	Postretirement Plans 2023	Postretirement Plans 2022
Change in benefit obligation				
Projected benefit obligation at January 1	$ 1,115	$ 1,056	$ —	$ —
Projected benefit obligation of acquired plans	—	389	—	28
Service cost	9	14	—	—
Interest cost	61	43	—	—
Actuarial loss (gain)	50	(324)	—	—
Benefits paid	(66)	(63)	—	(1)
Plan termination	—	—	—	(27)
Projected benefit obligation at December 31	1,169	1,115	—	—
Change in plan assets				
Fair value of plan assets at January 1	1,404	1,345	—	—
Fair value of plan assets of acquired plans	—	386	—	—
Actual return (loss) on plan assets	245	(270)	—	—
Employer contributions	6	—	—	—
Benefits paid	(66)	(57)	—	—
Fair value of plan assets at December 31	1,589	1,404	—	—
Funded status at December 31	$ 420	$ 289	$ —	$ —
Information for Retirement Plans with a benefit obligation in excess of plan assets				
Projected and accumulated benefit obligations	$ 54	$ 54	$ —	$ —
Reported in Consolidated Balance Sheets				
Funded Pension Plans (other assets)	474	343	—	—
Unfunded Supplemental and Executive Retirement Plans (other liabilities)	(54)	(54)	—	—
Net funded status of Retirement Plans	$ 420	$ 289	$ —	$ —

The following table details the amounts recognized in accumulated other comprehensive income, before income taxes, at December 31, 2023 and 2022. See Note 18—Accumulated Other Comprehensive (Loss) Income for additional information.

(dollars in millions)	Retirement Plans 2023	Retirement Plans 2022	Postretirement Plans 2023	Postretirement Plans 2022
Net actuarial gain	$ 122	$ 13	$ —	$ —

The accumulated benefit obligation for the Plans at December 31, 2023 and 2022 was $1.12 billion and $1.07 billion, respectively. The Plans use a measurement date of December 31.

The following table shows the components of periodic benefit cost related to the Plans and changes in assets and benefit obligations of the Plans recognized in other comprehensive income, before income taxes, for the years ended December 31, 2023, 2022 and 2021. See Note 18—Accumulated Other Comprehensive (Loss) Income for additional information.

Net Periodic Benefit Costs and Other Amounts	Retirement Plans					Postretirement Plans			
	Year ended December 31					Year ended December 31			
(dollars in millions)	2023		2022		2021		2023		2022
Service cost	$	9	$	14	$	15	$	—	$	—
Interest cost		61		43		30		—		—
Expected return on assets		(85)		(87)		(78)		—		—
Net prior service credit amortization		—		—		—		—		(27)
Amortization of net actuarial loss		—		12		27		—		—
Total net periodic benefit		(15)		(18)		(6)		—		(27)
Current year actuarial (gain) loss		(109)		33		(98)		—		—
Amortization of actuarial loss		—		(12)		(27)		—		—
Current year amortization of prior service cost		—		—		—		—		27
Amortization of prior service cost		—		—		—		—		(27)
Net (gain) loss recognized in other comprehensive income		(109)		21		(125)		—		—
Total recognized in net periodic benefit cost and other	$	(124)	$	3	$	(131)	$	—	$	(27)

The actuarial gain in 2023 was primarily due to return on assets greater than expected, partially offset by the impact of a decreased discount rate. The actuarial loss in 2022 was primarily due to lower than expected return on assets and higher interest crediting rate, partially offset by increased discount rates.

Service costs and the amortization of prior service costs are recorded in personnel expense, while interest cost, expected return on assets and the amortization of actuarial gains or losses are recorded in other noninterest expense.

The assumptions used to determine the benefit obligations at December 31, 2023 and 2022 are as follows:

Weighted Average Assumptions	Retirement Plans		Postretirement Plans	
	2023	2022	2023	2022
Discount rate	5.17 %	5.57 %	N/A	N/A
Rate of compensation increase	5.60	5.60	N/A	N/A
Interest crediting rate [1]	4.00	4.25	N/A	N/A

[1] Specific to cash investments in the CIT Pension Plan.

The assumptions used to determine the net periodic benefit cost for the years ended December 31, 2023, 2022 and 2021, are as follows:

Weighted Average Assumptions	Retirement Plans			Postretirement Plans	
	2023	2022	2021	2023	2022
Discount rate	5.57 %	3.03 %	2.76 %	4.56 %	3.02 %
Rate of compensation increase	5.60	5.60	5.60	N/A	N/A
Expected long-term return on plan assets	6.14	5.87	7.50	N/A	N/A
Interest crediting rate [1]	4.25	1.50	N/A	N/A	N/A

[1] Specific to cash investments in the CIT Pension Plan.

The estimated discount rate, which represents the interest rate that could be obtained for a suitable investment used to fund the benefit obligations, is based on a yield curve developed from high-quality corporate bonds across a full maturity spectrum. The projected cash flows of the Pension Plans are discounted based on this yield curve and a single discount rate is calculated to achieve the same present value. The increase in discount rate from the prior year is reflective of the current market conditions.

The weighted average expected long-term rate of return on Pension Plans' assets represents the average rate of return expected to be earned on the Pension Plans' assets over the period the benefits included in the benefit obligation are to be paid. In developing the expected rate of return on the Pension Plans' assets, historical and current returns, as well as investment allocation strategies, are considered.

Assets of the Pension Plans
For the Pension Plans, our primary total return objective is to achieve returns over the long term that will fund retirement liabilities and provide desired benefits of the Pension Plans in a manner that satisfies the fiduciary requirements of the ERISA. The Pension Plans' assets have a long-term time horizon that runs concurrent with the average life expectancy of the participants. As such, the Pension Plans can assume a time horizon that extends well beyond a full market cycle and can assume a reasonable level of risk. It is expected, however, that both professional investment management and sufficient portfolio diversification will smooth volatility and help generate a consistent level of return. The investments are broadly diversified across global, economic and market risk factors in an attempt to reduce volatility and target multiple return sources. Within approved guidelines and restrictions, the investment manager has discretion over the timing and selection of individual investments. Depending on the investment type, Pension Plan assets may be held by the BancShares' trust department or held by a third-party servicer.

Equity securities are measured at fair value using observable closing prices. These securities are classified as Level 1 as they are traded in an active market. Fixed income securities are generally estimated using a third-party pricing service. The third-party provider evaluates securities based on comparable investments with trades and market data and will utilize pricing models which use a variety of inputs, such as benchmark yields, reported trades, issuer spreads, benchmark securities, bids and offers as needed. These securities are generally classified as Level 2.

As of December 31, 2023, the CIT Pension Plan investments are similar to the FCB Pension Plan and First-Citizens South Pension Plan investments. As of December 31, 2022, the CIT Pension Plan assets were primarily concentrated in a common collective trust.

Investments in collective investment funds, limited partnerships and common collective trusts were measured using the net asset value per share practical expedient and are not required to be classified in the fair value hierarchy.

There were no direct investments in equity securities of BancShares included in the Pension Plans' assets in any of the years presented.

The following tables summarize the fair values and fair value hierarchy for the assets of the Pension Plans at December 31, 2023 and 2022.

Fair Value Measurements	**December 31, 2023**						
dollars in millions	**Market Value**	**Level 1**	**Level 2**	**Level 3**	**Not Classified (1)**	**Weighted Average Target Allocation Pension Plans**	**Actual % of Plans' Assets**
Cash and equivalents	$ 31	$ 31	$ —	$ —	$ —	—% - 5%	2 %
Equity securities						25% - 65%	45 %
Common and preferred stock	134	134	—	—	—		
Mutual funds	126	126	—	—	—		
Exchange traded funds	459	459	—	—	—		
Fixed income						30% - 65%	50 %
U.S. government and government agency securities	17	—	17	—	—		
Corporate bonds	15	—	15	—	—		
Exchange traded funds	13	13	—	—	—		
Collective investment funds (fixed income)	753	—	—	—	753		
Alternative investments						—% - 30%	3 %
Limited partnerships	41	—	—	—	41		
Total pension assets	$ 1,589	$ 763	$ 32	$ —	$ 794		100 %

	December 31, 2022						
	Market Value	**Level 1**	**Level 2**	**Level 3**	**Not Classified (1)**	**Weighted Average Target Allocation Pension Plans**	**Actual % of Plans' Assets**
Cash and equivalents	$ 25	$ 25	$ —	$ —	$ —	—% - 5%	2 %
Equity securities						25% - 60%	46 %
Common and preferred stock	88	88	—	—	—		
Mutual funds	181	181	—	—	—		
Exchange traded funds	376	376	—	—	—		
Fixed income						25% - 60%	31 %
U.S. government and government agency securities	198	—	198	—	—		
Corporate bonds	233	—	233	—	—		
Alternative investments						—% - 30%	21 %
Common collective trust, measured at NAV	302	—	—	—	302		
Limited partnerships	1	—	—	—	1		
Total pension assets	$ 1,404	$ 670	$ 431	$ —	$ 303		100 %

(1) *These investments have been measured using the net asset value per share practical expedient and are not required to be classified in the above tables.*

Cash Flows

The following table presents estimated future benefits projected to be paid for the next ten years from the Pension Plans' assets or from BancShares' general assets calculated using current actuarial assumptions. Actual benefit payments may differ from projected benefit payments.

Projected Benefits *dollars in millions*	**Retirement Plans**
2024	$ 78
2025	81
2026	83
2027	87
2028	88
2029-2033	426

401(k) Savings Plans

BancShares sponsors two qualified defined contribution plans (the "401(k) plans"), which allow employees to voluntarily defer a pre-tax and/or post-tax portion of their compensation for retirement and receive employer matching contributions on a portion of their voluntary deferrals and, under one of the plans, additional profit-sharing contributions to their accounts. Employees are eligible to participate in one of the two 401(k) plans, depending on when they were first employed and, if they were first employed before we restructured our Pension Plans and 401(k) plans during 2007, depending on elections they made at that time.

Employees first hired prior to restructuring of the Pension Plans and 401(k) plans (and not rehired on or after January 1, 2015) who chose to continue to participate in their respective Pension Plan and "legacy" 401(k) plan are eligible to make deferrals and receive employer matching contributions under a legacy 401(k) plan (the "FCB Legacy 401(k) Plan"). Under the FCB Legacy 401(k) Plan, FCB matches participants' deferrals in an amount equal to 100% of the first 3%, and 50% of the next 3%, of the participant's compensation that he or she defers, up to and including a maximum matching contribution of 4.5% of the participant's eligible compensation.

Employees first hired prior to the plan restructuring who elected to participate in an "enhanced" 401(k) plan (now, the "FCB 401(k) Plan") and associates first hired after the plan restructuring or rehired on or after January 1, 2015 (including former CIT and Silicon Valley Bank associates) may only participate in the FCB 401(k) Plan. Under the FCB 401(k) Plan, BancShares matches participants' deferrals in an amount equal to 100% of the first 6% of the participant's eligible compensation. The matching contribution immediately vests. In addition, BancShares may make a discretionary profit-sharing contribution under the FCB 401(k) Plan to each eligible participant's account, without regard to the amount of the participant's deferrals. Historically, this profit-sharing contribution has been equal to 3% of participants' eligible compensation. The employer nonelective contribution vests after three years of service.

CIT sponsored a 401(k) plan (the "CIT 401(k) Plan"), which was assumed by BancShares upon completion of the CIT Merger. Under the CIT 401(k) Plan, BancShares matched 100% of the participants' deferrals up to 4% of the participant's eligible compensation. In January 2023, the CIT 401(k) Plan was merged into the FCB 401(k) Plan.

BancShares recognized expense related to contributions to all 401(k) plans of $114 million, $55 million, and $36 million during 2023, 2022 and 2021, respectively.

Additional Benefits for Executives, Directors, and Officers

BancShares has entered into contractual agreements with certain executives providing payments for a period of no more than ten years following separation from service occurring no earlier than an agreed-upon age. These agreements also provide a death benefit in the event a participant dies prior to separation from service or during the payment period following separation from service. BancShares has also assumed liability for contractual obligations to directors and officers of previously acquired entities.

The following table provides the accrued liability as of December 31, 2023 and 2022, and the changes in the accrued liability during the years then ended:

dollars in millions	2023	2022
Accrued liability as of January 1	$ 36	$ 39
Accrued liability of acquired banks	—	2
Discount rate adjustment	—	(2)
Benefit expense and interest cost	2	2
Benefits paid	(4)	(5)
Benefits forfeited	—	—
Accrued liability as of December 31	$ 34	$ 36
Discount rate at December 31	5.09 %	4.67 %

Other Compensation Plans

BancShares offers various short-term and long-term incentive plans for certain employees. Compensation awarded under these plans may be based on defined formulas, performance criteria, or at the discretion of management. The incentive compensation programs were designed to motivate employees through a balanced approach of risk and reward for their contributions toward BancShares' success. As of December 31, 2023 and 2022, the accrued liability for incentive compensation was $676 million and $267 million, respectively.

CIT had compensation awards that either converted to BancShares RSUs or immediately vested at completion of the CIT Merger as further described in the "Stock-Based Compensation" discussion in Note 1 — Significant Accounting Policies and Basis of Presentation. In February 2016, CIT adopted the CIT Group Inc. 2016 Omnibus Incentive Plan (the "2016 Plan"), which provided for grants of stock-based awards to employees, executive officers, and directors. The BancShares RSUs are the only outstanding awards subject to the terms of the 2016 Plan and no further awards will be made under the 2016 Plan. Compensation expense is recognized over the vesting period or the requisite service period, which is generally three years for BancShares RSUs, under the graded vesting method, whereby each vesting tranche of the award is amortized separately as if each were a separate award.

The following table presents the unvested BancShares RSUs at December 31, 2023 and 2022, which have vesting periods through 2024. There were no grants of stock-based compensation awards during 2023 or 2022. The fair value of RSUs that vested and settled in stock during 2023 and 2022 were $16 million and $64 million, respectively.

Stock-Settled Awards Outstanding	Stock-Settled Awards	
share amounts in whole dollars	Number of Shares	Weighted Average Grant Date Value[1]
December 31, 2023		
Unvested at beginning of period	42,989	$ 859.76
Forfeited / cancelled	(643)	859.76
Vested / settled awards	(22,091)	859.76
Unvested at end of period	20,255	$ 859.76
December 31, 2022		
Unvested at beginning of period	—	$ —
Unvested CIT RSUs converted to BancShares RSUs at Merger Date	116,958	859.76
Unvested CIT PSUs converted to RSUs at Merger Date	10,678	859.76
Forfeited / cancelled	(5,194)	859.76
Vested / settled awards	(79,453)	859.76
Unvested at end of period	42,989	$ 859.76

[1] *Represents the share price of BancShares as of the CIT Merger Date.*

NOTE 23 — BUSINESS SEGMENT INFORMATION

BancShares' segments include General Banking, Commercial Banking, Silicon Valley Banking, and Rail. All other financial information not allocated to the segments is included in the "Corporate" component of the segment disclosures.

General Banking
The General Banking segment delivers products and services to consumers and businesses through our extensive network of branches and various digital channels. We offer a full suite of deposit products, loans (primarily residential mortgages and business and commercial loans), cash management, wealth management, payment services, and treasury services. Our wealth management products and services to individuals and institutional clients include brokerage, investment advisory, and trust services. We offer conforming and jumbo residential mortgage loans throughout the United States which are primarily originated through branches and retail referrals, employee referrals, internet leads, direct marketing and a correspondent lending channel. The General Banking segment offers nationwide digital banking, which is largely comprised of our internet banking platform, that delivers deposit products to consumers. The General Banking segment also includes a community association bank channel that supports deposit, cash management, and lending to homeowner associations and property management companies.

Revenue is generated from interest earned on loans and from fees for banking and advisory services. We primarily originate loans by utilizing our branch network and industry referrals, as well as direct digital marketing efforts. We derive our SBA loans through a network of SBA originators. We periodically purchase loans on a whole-loan basis. We also invest in community development that supports the construction of affordable housing in our communities in line with our CRA initiatives.

Commercial Banking
The Commercial Banking segment provides a range of lending, leasing, capital markets, asset management and other financial and advisory services, primarily to small and middle market companies in a wide range of industries including: energy; healthcare; tech media and telecom; asset-backed lending; capital finance; maritime; corporate banking; aerospace and defense; and sponsor finance. Loans offered are primarily senior secured loans collateralized by accounts receivable, inventory, machinery and equipment, transportation equipment and/or intangibles, and are often used for working capital, plant expansion, acquisitions, or recapitalizations. These loans include revolving lines of credit and term loans and, depending on the nature of the collateral, may be referred to as collateral-backed loans, asset-based loans or cash flow loans. We provide senior secured loans to developers and other CRE professionals. Additionally, we provide small business loans and leases, including both capital and operating leases, through a highly automated credit approval, documentation and funding process.

We provide factoring, receivable management, and secured financing to businesses that operate in several industries. These include: apparel, textile, furniture, home furnishings, and consumer electronics. Factoring entails the assumption of credit risk with respect to trade accounts receivable arising from the sale of goods from our factoring clients to their customers that have been factored (i.e., sold or assigned to the factor). Our factoring clients, which are generally manufacturers or importers of goods, are the counterparties on factoring, financing, or receivables purchasing agreements to sell trade receivables to us. Our factoring clients' customers, which are generally retailers, are the account debtors and obligors on trade accounts receivable that have been factored.

Revenue is generated from: interest and fees on loans; rental income on operating lease equipment; fee income and other revenue from banking services and capital markets transactions; and commissions earned on factoring-related activities. We derive most of our commercial lending business through direct marketing to borrowers, lessees, manufacturers, vendors, and distributors. We also utilize referrals as a source for commercial lending business. We may periodically buy participations or syndications of loans and lines of credit and purchase loans on a whole-loan basis.

Silicon Valley Banking

The SVB segment offers products and services to commercial clients in key innovation markets, such as healthcare and technology industries, as well as to private equity and venture capital firms. The segment provides solutions to the financial needs of commercial clients through credit, treasury management, foreign exchange, trade finance and other services including capital call lines of credit. In addition, the segment offers private banking and wealth management and provides a range of personal financial solutions for consumers. Private banking and wealth management clients consist of private equity and venture capital professionals and executive leaders of the innovation companies they support and premium wine clients. The segment offers a customized suite of private banking services, including mortgages, home equity lines of credit, restricted and private stock loans, other secured and unsecured lending products and vineyard development loans, as well as planning-based financial strategies, wealth management, family office, financial planning, tax planning and trust services.

Revenue is primarily generated from interest earned on loans, and fees and other revenue from lending activities and banking services.

Deposit products include business and analysis checking accounts, money market accounts, multi-currency accounts, bank accounts, sweep accounts and positive pay services. Services are provided through online and mobile banking platforms, as well as branch locations.

Rail

The Rail segment offers customized leasing and financing solutions on a fleet of railcars and locomotives to railroads and shippers throughout North America. Railcar types include covered hopper cars used to ship grain and agricultural products, plastic pellets, sand, and cement; tank cars for energy products and chemicals; gondolas for coal, steel coil and mill service products; open-top hopper cars for coal and aggregates; boxcars for paper and auto parts; and centerbeams and flat cars for lumber. Revenue is generated primarily from rental income on operating lease equipment.

Corporate

Corporate includes all other financial information not allocated to the segments. Corporate includes interest income on investment securities and interest-earning deposits at banks; interest expense for corporate funding, including brokered deposits; funds transfer pricing allocations; gains or losses on sales of investment securities; fair value adjustments on marketable equity securities; income from bank-owned life insurance; portions of salaries and benefits expense; and acquisition-related expenses. Corporate also includes certain items related to accounting for business combinations, such as gains on acquisitions, day 2 provisions for credit losses, discount accretion income for acquired loans, and amortization of certain intangible assets.

Segment Results and Select Period End Balances

The following table presents the condensed income statement by segment:

	Year Ended December 31, 2023					
	General Banking	Commercial Banking	Silicon Valley Banking	Rail	Corporate	Total BancShares
Net interest income (expense)	$ 2,433	$ 1,015	$ 1,946	$ (143)	$ 1,461	$ 6,712
Provision for credit losses	71	517	71	—	716	1,375
Net interest income (expense) after provision for credit losses	2,362	498	1,875	(143)	745	5,337
Noninterest income	490	559	478	746	9,802	12,075
Noninterest expense	1,607	823	1,642	481	782	5,335
Income before income taxes	1,245	234	711	122	9,765	12,077
Income tax expense (benefit)	336	69	181	32	(7)	611
Net income	$ 909	$ 165	$ 530	$ 90	$ 9,772	$ 11,466
Select Period End Balances						
Total assets	$ 50,179	$ 31,826	$ 56,190	$ 8,199	$ 67,364	$ 213,758
Loans and leases	47,330	30,936	55,013	23	—	133,302
Operating lease equipment, net	—	780	—	7,966	—	8,746
Deposits	102,647	3,228	38,477	13	1,489	145,854

	Year Ended December 31, 2022					
	General Banking	Commercial Banking	Silicon Valley Banking	Rail	Corporate	Total BancShares
Net interest income (expense)	$ 1,947	$ 884	$ —	$ (80)	$ 195	$ 2,946
Provision for credit losses	11	121	—	—	513	645
Net interest income (expense) after provision for credit losses	1,936	763	—	(80)	(318)	2,301
Noninterest income	482	517	—	657	480	2,136
Noninterest expense	1,542	744	—	428	361	3,075
Income (loss) before income taxes	876	536	—	149	(199)	1,362
Income tax expense (benefit)	214	128	—	37	(115)	264
Net income (loss)	$ 662	$ 408	$ —	$ 112	$ (84)	$ 1,098
Select Period End Balances						
Total assets	$ 45,802	$ 28,235	$ —	$ 7,647	$ 27,614	$ 109,298
Loans and leases	43,212	27,491	—	78	—	70,781
Operating lease equipment, net	—	723	—	7,433	—	8,156
Deposits	84,369	3,219	—	15	1,805	89,408

	Year Ended December 31, 2021					
	General Banking	Commercial Banking	Silicon Valley Banking	Rail	Corporate	Total BancShares
Net interest income (expense)	$ 1,447	$ 17	$ —	$ —	$ (74)	$ 1,390
Benefit for credit losses	(37)	—	—	—	—	(37)
Net interest income (expense) after provision for credit losses	1,484	17	—	—	(74)	1,427
Noninterest income	433	—	—	—	75	508
Noninterest expense	1,179	3	—	—	52	1,234
Income (loss) before income taxes	738	14	—	—	(51)	701
Income tax expense (benefit)	162	3	—	—	(11)	154
Net income (loss)	$ 576	$ 11	$ —	$ —	$ (40)	$ 547
Select Period End Balances						
Total assets	$ 33,848	$ 552	$ —	$ —	$ 23,909	$ 58,309
Loans and leases	31,820	552	—	—	—	32,372
Deposits	51,344	62	—	—	—	51,406

NOTE 24 — COMMITMENTS AND CONTINGENCIES

Commitments

To meet the financing needs of its customers, BancShares and its subsidiaries have financial instruments with off-balance sheet risk. These financial instruments involve elements of credit, interest rate or liquidity risk and include commitments to extend credit and standby letters of credit. December 31, 2023 includes balances related to the SVBB Acquisition and are included in financing commitments and letters of credit.

The accompanying table summarizes credit-related commitments and other purchase and funding commitments:

dollars in millions	December 31, 2023	December 31, 2022
Financing Commitments		
Financing assets (excluding leases)	$ 57,567	$ 23,452
Letters of Credit		
Standby letters of credit	2,412	436
Other letters of credit	103	44
Deferred Purchase Agreements	2,076	2,039
Purchase and Funding Commitments [(1)]	685	941

[(1)] *BancShares' purchase and funding commitments relate to the equipment leasing businesses' commitments to fund Rail's railcar manufacturer purchase and upgrade commitments.*

Financing Commitments

Commitments to extend credit are legally binding agreements to lend to customers. These commitments generally have fixed expiration dates or other termination clauses and may require payment of fees. Established credit standards control the credit risk exposure associated with these commitments. In some cases, BancShares requires collateral be pledged to secure the commitment, including cash deposits, securities and other assets.

Financing commitments, referred to as loan commitments or lines of credit, primarily reflect BancShares' agreements to lend to its customers, subject to the customers' compliance with contractual obligations. At December 31, 2023 and 2022, substantially all undrawn financing commitments were senior facilities. The undrawn and available financing commitments are primarily in the Silicon Valley Banking and Commercial Banking segments. Financing commitments also include $66 million and $66 million at December 31, 2023 and 2022, respectively, related to off-balance sheet commitments to fund equity investments. Commitments to fund equity investments are contingent on events that have yet to occur and may be subject to change.

As financing commitments may not be fully drawn, may expire unused, may be reduced or canceled at the customer's request, and may require the customer to be in compliance with certain conditions, commitment amounts do not necessarily reflect actual future cash flow requirements.

The table above excludes uncommitted revolving credit facilities extended by Commercial Services to its clients for working capital purposes. In connection with these facilities, Commercial Services has the sole discretion throughout the duration of these facilities to determine the amount of credit that may be made available to its clients at any time and whether to honor any specific advance requests made by its clients under these credit facilities.

Letters of Credit

Standby letters of credit are commitments to pay the beneficiary thereof if drawn upon by the beneficiary upon satisfaction of the terms of the letter of credit. Those commitments are primarily issued to support public and private borrowing arrangements. To mitigate its risk, BancShares' credit policies govern the issuance of standby letters of credit. The credit risk related to the issuance of these letters of credit is essentially the same as in extending loans to clients and, therefore, these letters of credit are collateralized when necessary. These financial instruments generate fees and involve, to varying degrees, elements of credit risk in excess of amounts recognized in the Consolidated Balance Sheets.

Deferred Purchase Agreements

A DPA is provided in conjunction with factoring, whereby a client is provided with credit protection for trade receivables without purchasing the receivables. The trade receivables terms generally require payment in 90 days or less. If the client's customer is unable to pay an undisputed receivable solely as the result of credit risk, BancShares is then required to purchase the receivable from the client, less any borrowings for such client based on such defaulted receivable. The outstanding amount in the table above, less $143 million and $186 million at December 31, 2023 and 2022, respectively, of borrowings for such clients, is the maximum amount that BancShares would be required to pay under all DPAs. This maximum amount would only occur if all receivables subject to DPAs default in the manner described above, thereby requiring BancShares to purchase all such receivables from the DPA clients.

The table above includes $1.92 billion and $1.90 billion of DPA exposures at December 31, 2023 and 2022, respectively, related to receivables on which BancShares has assumed the credit risk. The table also includes $161 million and $138 million available under DPA credit line agreements provided at December 31, 2023 and 2022, respectively. The DPA credit line agreements specify a contractually committed amount of DPA credit protection and are cancellable by us only after a notice period, which is typically 90 days or less.

Litigation and Other Contingencies

The Parent Company and certain of its subsidiaries have been named as a defendant in legal actions arising from its normal business activities in which damages in various amounts are claimed. BancShares is also exposed to litigation risk relating to the prior business activities of banks from which assets were acquired and liabilities assumed.

BancShares is involved, and from time to time in the future may be involved, in a number of pending and threatened judicial, regulatory, and arbitration proceedings as well as proceedings, investigations, examinations and other actions brought or considered by governmental and self-regulatory agencies. These matters arise in connection with the ordinary conduct of BancShares' business. At any given time, BancShares may also be in the process of responding to subpoenas, requests for documents, data and testimony relating to such matters and engaging in discussions to resolve the matters (all of the foregoing collectively being referred to as "Litigation"). While most Litigation relates to individual claims, BancShares may be subject to putative class action claims and similar broader claims and indemnification obligations.

In light of the inherent difficulty of predicting the outcome of Litigation matters and indemnification obligations, particularly when such matters are in their early stages or where the claimants seek indeterminate damages, BancShares cannot state with confidence what the eventual outcome of the pending Litigation will be, what the timing of the ultimate resolution of these matters will be, or what the eventual loss, fines, or penalties related to each pending matter will be, if any. In accordance with applicable accounting guidance, BancShares' establishes reserves for Litigation when those matters present loss contingencies as to which it is both probable that a loss will occur and the amount of such loss can reasonably be estimated. Based on currently available information, BancShares believes that the outcome of Litigation that is currently pending will not have a material adverse effect on BancShares' financial condition, but may be material to BancShares' operating results or cash flows for any particular period, depending in part on its operating results for that period. The actual results of resolving such matters may be substantially higher than the amounts reserved.

For certain Litigation matters in which BancShares is involved, BancShares is able to estimate a range of reasonably possible losses in excess of established reserves and insurance. For other matters for which a loss is probable or reasonably possible, such an estimate cannot be determined. For Litigation and other matters where losses are reasonably possible, management currently estimates an aggregate range of reasonably possible losses of up to $10 million in excess of any established reserves and any insurance we reasonably believe we will collect related to those matters. This estimate represents reasonably possible losses (in excess of established reserves and insurance) over the life of such Litigation, which may span a currently indeterminable number of years, and is based on information currently available as of December 31, 2023. The Litigation matters underlying the estimated range will change from time to time, and actual results may vary significantly from this estimate.

Those Litigation matters for which an estimate is not reasonably possible or as to which a loss does not appear to be reasonably possible, based on current information, are not included within this estimated range and, therefore, this estimated range does not represent BancShares' maximum loss exposure.

The foregoing statements about BancShares' Litigation are based on BancShares' judgments, assumptions, and estimates and are necessarily subjective and uncertain. In the event of unexpected future developments, it is possible that the ultimate resolution of these cases, matters, and proceedings, if unfavorable, may be material to BancShares' consolidated financial position in a particular period.

NOTE 25 — CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

CIT Northbridge Credit LLC ("Northbridge") is an asset-based-lending joint venture between FCB and Allstate Insurance Company ("Allstate") that extends credit in asset-based lending middle-market loans. FCB holds a 20% equity investment in Northbridge, and First Citizens Institutional Asset Management LLC, a subsidiary of FCB, acts as an investment advisor and servicer of the loan portfolio. Allstate is an 80% equity investor. FCB's investment was $38 million and $43 million at December 31, 2023 and 2022, respectively, with the expectation of additional investment as the joint venture grows. Management fees were earned on loans under management. BancShares accounts for Northbridge under the equity method and recognized $6 million and $4 million in the Consolidated Statement of Income for the years ended December 31, 2023 and 2022, respectively, for its proportion of Northbridge's net income.

BancShares has investments in qualified affordable housing projects primarily for the purposes of fulfilling CRA requirements and obtaining tax credits. These investments are accounted for using the proportional amortization method. BancShares also has investments in various trusts, partnerships, and limited liability corporations established in conjunction with structured financing transactions of equipment, power and infrastructure projects and workout transactions. BancShares' interests in these entities were entered into in the ordinary course of business that are accounted for under the equity or cost methods. Refer to Note 10—Variable Interest Entities and Note 11—Other Assets for additional information.

The combination of investments in and loans to unconsolidated entities represents BancShares' maximum exposure to loss, as BancShares does not provide guarantees or other forms of indemnification to unconsolidated entities.

BancShares has, and expects to have in the future, banking transactions in the ordinary course of business with directors, officers and their associates ("Related Persons") and entities controlled by Related Persons.

For those identified as Related Persons as of December 31, 2023, the following table provides an analysis of changes in the loans outstanding during 2023 and 2022:

	Year ended December 31			
dollars in thousands	**2023**		**2022**	
Balance at January 1	$	171	$	122
New loans		1,657		61
Repayments		(59)		(12)
Balance at December 31	$	1,769	$	171

Unfunded loan commitments available to Related Persons were $2.3 million and $2.6 million as of December 31, 2023 and 2022, respectively.

NOTE 26 — PARENT COMPANY FINANCIAL STATEMENTS

Parent Company
Condensed Balance Sheets

dollars in millions	December 31, 2023	December 31, 2022
Assets		
Cash and due from banks	$ 200	$ 119
Interest-earning deposits at banks	5	3
Investment in marketable equity securities	82	93
Investment in banking subsidiary	21,324	9,935
Investment in other subsidiaries	50	34
Other assets	60	48
Total assets	$ 21,721	$ 10,232
Liabilities and Stockholders' Equity		
Subordinated debt	$ 367	$ 454
Borrowings due to banking subsidiary	45	60
Other liabilities	54	56
Total liabilities	466	570
Stockholders' equity	21,255	9,662
Total liabilities and stockholders' equity	$ 21,721	$ 10,232

Parent Company
Condensed Statements of Income

	Year ended December 31		
dollars in millions	**2023**	**2022**	**2021**
Income			
Dividends from banking subsidiary	$ 367	$ 1,410	$ 173
Other (loss) income	(8)	(2)	36
Total income	359	1,408	209
Expenses			
Interest expense	22	19	17
Other expenses	40	26	11
Total expenses	62	45	28
Income before income taxes and equity in undistributed net income of subsidiaries	297	1,363	181
Income tax (benefit) expense	(14)	44	2
Income before equity in undistributed net income of subsidiaries	311	1,319	179
Equity in undistributed (distributed) net income of subsidiaries	11,155	(221)	368
Net income	11,466	1,098	547
Preferred stock dividends	59	50	18
Net income available to common stockholders	$ 11,407	$ 1,048	$ 529

Parent Company
Condensed Statements of Cash Flows

dollars in millions		Year ended December 31				
		2023		**2022**		**2021**
OPERATING ACTIVITIES						
Net income	$	11,466	$	1,098	$	547
Adjustments to reconcile net income to cash provided by operating activities:						
(Undistributed) distributed net income of subsidiaries		(11,155)		221		(368)
Deferred tax expense		(5)		48		—
Net amortization of premiums and discounts		—		1		1
Fair value adjustment on marketable equity securities, net		11		6		(34)
Stock based compensation expense		5		19		—
Net change in due to or from subsidiaries		—		—		4
Net change in other assets		(17)		(3)		7
Net change in other liabilities		3		(2)		3
Net cash provided by operating activities		308		1,388		160
INVESTING ACTIVITIES						
Net (increase) decrease in interest-earning deposits at banks		(2)		3		(4)
Purchase of marketable equity securities		—		—		(2)
Proceeds from sales of marketable equity securities		—		—		30
Proceeds from sales, calls, and maturities of investment securities		—		—		2
Net cash paid in acquisition		—		(51)		—
Net cash (used in) provided by investing activities		(2)		(48)		26
FINANCING ACTIVITIES						
Repayment of other borrowings		—		(68)		(20)
Repayment of subordinated debt		(87)		—		—
(Repayment) proceeds for borrowings due to banking subsidiary		(15)		20		—
Repurchase of Class A common stock		—		(1,240)		—
Cash dividends paid		(117)		(83)		(42)
Other financing activities		(6)		(24)		—
Net cash used in financing activities		(225)		(1,395)		(62)
Net change in cash and due from banks		81		(55)		124
Cash and due from banks at beginning of year		119		174		50
Cash and due from banks at end of year	$	200	$	119	$	174
CASH PAYMENTS (REFUNDS) FOR:						
Interest	$	23	$	18	$	17
Income taxes		470		(536)		810

Item 9A. Controls and Procedures

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Under the supervision of and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined in Rule 13a-15(e) promulgated under the Exchange Act, as of the end of the period covered by this Annual Report on Form 10-K. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that we are able to record, process, summarize and report in a timely manner the information required to be disclosed in the reports we file under the Exchange Act.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

We review our internal controls over financial reporting on an ongoing basis and make changes intended to ensure the quality of our financial reporting. During the first quarter of 2023, as the result of the SVBB Acquisition, we commenced the evaluation of the acquired entities controls, and designed and implemented new controls as needed. The evaluation of the changes to processes, information technology systems and other components of internal control over financial reporting related to the SVBB Acquisition is ongoing. Otherwise, there were no changes in our internal control over financial reporting during the fourth quarter that have materially affected, or are reasonably likely to materially affect, BancShares' internal control over financial reporting.

As further discussed below, our management has elected to exclude the operations of SVBB from its assessment of the effectiveness of BancShares' internal control over financial reporting as of December 31, 2023. The completed integration of SVBB's systems and processes with our own could cause changes to our internal controls over financial reporting in future periods.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of BancShares is responsible for establishing and maintaining adequate internal control over financial reporting. BancShares' internal control system was designed to provide reasonable assurance to the BancShares' management and Board regarding the preparation and fair presentation of published financial statements.

BancShares' management assessed the effectiveness of BancShares' internal control over financial reporting as of December 31, 2023. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control-Integrated Framework* (2013). Based on that assessment, BancShares' management believes, as of December 31, 2023, BancShares' internal control over financial reporting is effective. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting. A material weakness in internal control over financial reporting is a control deficiency, or combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company's annual or interim financial statements will not be prevented or detected on a timely basis.

The SVBB Acquisition was completed on March 27, 2023 as further discussed in Note 2—Business Combinations. The assets and operations acquired in the SVBB Acquisition represented approximately 26% percent of BancShares' consolidated total assets as of December 31, 2023 and approximately 13% percent of BancShares' consolidated total revenues for the year then ended. As permitted by the guidance issued by the Office of the Chief Accountant and Division of Corporate Finance of the SEC, BancShares' management has elected to exclude the acquired operations of SVBB from its assessment of the effectiveness of BancShares' internal control over financial reporting as of December 31, 2023.

BancShares' independent registered public accounting firm has issued an audit report on BancShares' internal control over financial reporting. This report appears under "Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting" in Item 8. Financial Statements and Supplementary Data.

Item 9B. Other Information

(a) None

(b) Director and Officer 10b5-1 Trading Arrangements

During the fourth quarter of 2023, none of BancShares' directors or officers adopted or terminated any "Rule 10b5-1 trading arrangement" or any "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408 of Regulation S-K.

PART III

Item 14. Principal Accounting Fees and Services

Our independent registered public accounting firm is KPMG LLP, Raleigh, NC, PCAOB Firm ID: 185.

The other information required by this Item 14 is incorporated herein by reference from the "Proposal 3: Ratification of Appointment of Independent Accountants" section of the Proxy Statement for the 2024 Annual Meeting of Stockholders.

PART IV

Item 15. Exhibits and Financial Statement Schedules

EXHIBIT INDEX

2.1	Agreement and Plan of Merger, dated October 15, 2020, by and among CIT Group Inc., First Citizens BancShares, Inc., First-Citizens Bank & Trust Company, and FC Merger Subsidiary IX, Inc. (incorporated by reference to Exhibit 2.1 to the Registrant's Form 8-K dated October 20, 2020)
2.2	Amendment No. 1, dated September 30, 2021, to the Agreement and Plan of Merger dated October 15, 2020, by and among CIT Group Inc., First Citizens BancShares, Inc., First-Citizens Bank & Trust Company, and FC Merger Subsidiary IX, Inc. (incorporated by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K dated September 30, 2021)
2.3	Purchase and Assumption Agreement All Deposits dated March 27, 2023, by and among the Federal Deposit Insurance Corporation, receiver of Silicon Valley Bridge Bank, N.A., the Federal Deposit Insurance Corporation and First-Citizens Bank & Trust Company (incorporated by reference to Exhibit 2.1 to the Registrant's Form 8-K filed March 31, 2023)
2.4	Extensions of Time to the Purchase and Assumption Agreement All Deposits dated March 27, 2023, by and among the Federal Deposit Insurance Corporation, receiver of Silicon Valley Bridge Bank, N.A., the Federal Deposit Insurance Corporation and First-Citizens Bank & Trust Company (incorporated by reference to Exhibit 2.1 to the Registrant's Form 10-Q for the quarter ended June 30, 2023)
3.1	Amended and Restated Certificate of Incorporation of the Registrant, as amended (incorporated by reference to Exhibit 3.01 to the Registrant's Form 8-K dated May 1, 2023)
3.2	Certificate of Designation of 5.375% Non-Cumulative Perpetual Preferred Stock, Series A (incorporated by reference to Exhibit 3.2 to the Registrant's Registration Statement on Form 8-A, filed on March 12, 2020)
3.3	Restated Certificate of Designation of Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series B (incorporated by reference to Exhibit 3.3 to the Registrant's Form 10-K for the year ended December 31, 2021)
3.4	Restated Certificate of Designation of 5.625% Non-Cumulative Perpetual Preferred Stock, Series C (incorporated by reference to Exhibit 3.4 to the Registrant's Form 10-K for the year ended December 31, 2021)
3.5	Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant's Form 8-K dated January 24, 2023)
4.1	Specimen of Registrant's Class A Common Stock certificate (incorporated by reference to Exhibit 4.1 to the Registrant's Form 10-K for the year ended December 31, 2008)
4.2	Specimen of Registrant's Class B Common Stock certificate (incorporated by reference to Exhibit 4.2 to the Registrant's Form 10-K for the year ended December 31, 2008)
4.3	Specimen of Registrant's 5.375% Non-Cumulative Perpetual Preferred Stock, Series A Certificate (incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form 8-A, filed on March 12, 2020)
4.4	Specimen of Registrant's Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series B (incorporated by reference to Exhibit 4.2 to Amendment No. 1 of the Registrant's Form S-4 Registration Statement (333-250131) filed on December 21, 2020)
4.5	Specimen of Registrant's 5.625% Non-Cumulative Perpetual Preferred Stock, Series C, Certificate (incorporated by reference to Exhibit 4.4 to Amendment No. 1 of the Registrant's Form S-4 Registration Statement (333-250131) filed on December 21, 2020)
4.6	Deposit Agreement, dated as of March 12, 2020, among Registrant, Broadridge Corporate Issuer Solutions, Inc., as depositary, and the holders from time to time of the depositary receipts described therein (incorporated by reference to Exhibit 4.2 to the Registrant's Registration Statement on Form 8-A, filed on March 12, 2020)
4.7	Form of Depositary Receipt (included as Exhibit A in Exhibit 4.6 hereto)
4.8	Description of the Registrant's securities registered pursuant to Section 12 of the Securities Exchange Act of 1934 (filed herewith)
4.9	Instruments defining the rights of holders of long-term debt will be furnished to the SEC upon request.
4.10	Amended and Restated Trust Agreement of FCB/NC Capital Trust III (incorporated by reference to Exhibit 4.1 to the Registrant's Form 10-Q for the quarter ended June 30, 2006)
4.11	Guarantee Agreement relating to Registrant's guarantee of the capital securities of FCB/NC Capital Trust III (incorporated by reference to Exhibit 4.2 to the Registrant's Form 10-Q for the quarter ended June 30, 2006)
4.12	Amended and Restated Purchase Money Note dated March 27, 2023 (incorporated by reference to Exhibit 4.1 to the Registrant's Form 8-K dated November 27, 2023)
4.13	Custodial and Paying Agency Agreement, dated as of March 27, 2023, by and among First-Citizens Bank & Trust Company, individually and as custodian, U.S. Bank & Trust Company, National Association, as paying agent, and the Federal Deposit Insurance Corporation, as receiver for Silicon Valley Bridge Bank, National Association, as notes designee and as collateral agent (incorporated by reference to Exhibit 4.2 to the Registrant's Form 8-K filed on November 27, 2023)
*10.1	Executive Consultation, Separation from Service and Death Benefit Agreement between Registrant's subsidiary First-Citizens Bank & Trust Company and Frank B. Holding, Jr. (incorporated by reference to Exhibit 9.1 to the Registrant's Form 8-K dated February 18, 2011)
*10.2	Executive Consultation, Separation from Service and Death Benefit Agreement between Registrant's subsidiary First-Citizens Bank & Trust Company and Hope Holding Bryant (incorporated by reference to Exhibit 9.5 to the Registrant's Form 8-K dated February 18, 2011)
*10.3	Employee Consultation, Post-Retirement, Non-Competition and Death Benefit Agreement between Registrant's subsidiary, First-Citizens Bank & Trust Company, as successor by merger to First Citizens Bank and Trust Company, Inc., and Peter M. Bristow (incorporated by reference to Exhibit 10.10 to the Registrant's Form 10-K for the year ended December 31, 2014)
*10.4	Employee Consultation, Post-Retirement, Non-Competition and Death Benefit Agreement between Registrant's subsidiary, First-Citizens Bank & Trust Company as successor by merger to First Citizens Bank and Trust Company, Inc., and Craig L. Nix (incorporated by reference to Exhibit 10.11 to the Registrant's Form 10-K for the year ended December 31, 2014)

*10.5	Executive Consultation, Separation from Service and Death Benefit Agreement between Registrant's subsidiary First-Citizens Bank & Trust Company and Jeffery L. Ward (incorporated by reference to Exhibit 10.5 to the Registrant's Form 10-K for the year ended December 31, 2020)
*10.6	Employment Letter Agreement between Registrant and Ellen R. Alemany dated October 15, 2020 (incorporated by reference to Exhibit 10.1 to the Registrant's Form 10-Q for the quarter ended March 31, 2022)
*10.7	409A Deferred Compensation Plan of Registrant's subsidiary, First-Citizens Bank & Trust Company, as successor by merger to First Citizens Bank and Trust Company, Inc. (incorporated by reference to Exhibit 10.12 to the Registrant's Form 10-K for the year ended December 31, 2014)
*10.8	Deferred Compensation Plan of Registrant's subsidiary, First-Citizens Bank & Trust Company, as successor by merger to First Citizens Bank and Trust Company, Inc. (incorporated by reference to Exhibit 10.13 to the Registrant's Form 10-K for the year ended December 31, 2014)
*10.9	Amended and Restated Long-Term Incentive Plan of Registrant's subsidiary, First-Citizens Bank & Trust Company (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K dated January 25, 2022)
*10.10	Form of Long-Term Incentive Plan Award Agreement (incorporated by reference to Exhibit 10.9 to the Registrant's Form 10-K for the year ended December 31, 2020)
*10.11	Form of Long-Term Incentive Plan Award Agreement (for awards beginning in 2022) (incorporated by reference to Exhibit 10.10 to the Registrant's Form 10-K for the year ended December 31, 2021)
*10.12	Nonqualified Deferred Compensation Plan of Registrant's subsidiary, First-Citizens Bank & Trust Company (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K dated February 24, 2021)
*10.13	Merger Performance Plan of Registrant's subsidiary, First-Citizen's Bank & Trust Company (incorporated by reference to Exhibit 10.4 to the Registrant's Form 10-Q for the quarter ended March 31, 2022)
10.14	Commercial Shared-Loss Agreement dated March 27, 2023, by and among the Federal Deposit Insurance Corporation and First-Citizens Bank & Trust Company (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K filed March 31, 2023)
10.15	Advance Facility Agreement dated as of March 27, 2023, by and among First-Citizens Bank & Trust Company and the Federal Deposit Insurance Corporation, as receiver for Silicon Valley Bridge Bank, National Association, as lender and as collateral agent (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K filed on November 27, 2023)
10.16	Security Agreement dated March 27, 2023, by and among First-Citizens Bank & Trust Company and the Federal Deposit Insurance Corporation, as receiver for Silicon Valley Bridge Bank, National Association, as notes designee and as collateral agent (incorporated by reference to Exhibit 10.2 to the Registrant's Form 8-K filed on November 27, 2023)
21	Subsidiaries of the Registrant (filed herewith)
23.1	Consent of Independent Registered Public Accounting Firm, KPMG LLP (filed herewith)
24	Power of Attorney (filed herewith)
31.1	Certification of Chief Executive Officer (filed herewith)
31.2	Certification of Chief Financial Officer (filed herewith)
32.1	Certification of Chief Executive Officer (filed herewith)
32.2	Certification of Chief Financial Officer (filed herewith)
97	Policy for the Recovery of Erroneously Awarded Compensation (filed herewith)
99	Report of Independent Registered Public Accounting Firm, KPMG LLP, Statement of Assets Acquired and Liabilities Assumed at March 27, 2023 and Notes to Statement of Assets Acquired and Liabilities Assumed (incorporated by reference to Exhibit 99.1 to the Registrant's Form 8-K/A filed with the SEC on January 26, 2024)
**101.INS	Inline XBRL Instance Document (filed herewith)
**101.SCH	Inline XBRL Taxonomy Extension Schema (filed herewith)
**101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase (filed herewith)
**101.LAB	Inline XBRL Taxonomy Extension Label Linkbase (filed herewith)
**101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase (filed herewith)
**101.DEF	Inline XBRL Taxonomy Definition Linkbase (filed herewith)
**104	Cover Page Interactive Data File (embedded within the Inline XBRL document filed as Exhibit 101)
*	Management contract or compensatory plan or arrangement.
**	Interactive data files are furnished but not filed for purposes of Sections 11 and 12 of the Securities Act of 1933, as amended, and Section 18 of the Securities Exchange Act of 1934, as amended.


SIGNATURES


Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

First Citizens BancShares, Inc. (Registrant)

/s/ Frank B. Holding, Jr.

Frank B. Holding, Jr.
Chairman and Chief Executive Officer

Dated: February 23, 2024

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons, on behalf of the Registrant and in the capacities indicated on February 23, 2024.

Signature	Title	Date
/s/ Frank B. Holding, Jr. **Frank B. Holding, Jr.**	Chairman and Chief Executive Officer	February 23, 2024
/s/ Craig L. Nix **Craig L. Nix**	Chief Financial Officer (principal financial officer and principal accounting officer)	February 23, 2024
/s/ Ellen R. Alemany * **Ellen R. Alemany**	Director	February 23, 2024
/s/ John M. Alexander, Jr. * **John M. Alexander, Jr.**	Director	February 23, 2024
/s/ Victor E. Bell, III * **Victor E. Bell, III**	Director	February 23, 2024
/s/ Peter M. Bristow * **Peter M. Bristow**	Director	February 23, 2024
/s/ Hope H. Bryant * **Hope H. Bryant**	Director	February 23, 2024
/s/ Michael A. Carpenter * **Michael A. Carpenter**	Director	February 23, 2024
/s/ H. Lee Durham, Jr. * **H. Lee Durham, Jr.**	Director	February 23, 2024
/s/ Eugene Flood, Jr. * **Eugene Flood, Jr.**	Director	February 23, 2024

Signature	Title	Date
/s/ Robert R. Hoppe *	Director	February 23, 2024
Robert R. Hoppe		
/s/ David G. Leitch *	Director	February 23, 2024
David G. Leitch		
/s/ Robert E. Mason, IV *	Director	February 23, 2024
Robert E. Mason, IV		
/s/ Robert T. Newcomb *	Director	February 23, 2024
Robert T. Newcomb		

*   Craig L. Nix hereby signs this Annual Report on Form 10-K on February 23, 2024, on behalf of each of the indicated persons for whom he is attorney-in-fact pursuant to a Power of Attorney filed herewith.

By: /s/ Craig L. Nix

         Craig L. Nix
         As Attorney-In-Fact

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First Citizens BancShares, Inc. | 4300 Six Forks Road | Raleigh, North Carolina 27609